Form 20-F
period 2005-06-30
pSivida LTD
filed 2006-01-18
CIK 1314102

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
COMMISSION FILE NUMBER 000-51122

pSivida Limited
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Western Australia, Commonwealth of Australia
(Jurisdiction of incorporation or organization)
Level 12 BGC Centre
28 The Esplanade
Perth WA 6000
Australia
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Ordinary Shares
American Depositary Shares each representing
10 Ordinary Shares and evidenced by American Depositary Receipts
     The number of outstanding shares of each of the issuers’ classes of capital or common stock as of December 31, 2005 was: 387,009,956 Ordinary Shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☒
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☒
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

		Page
PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3.	KEY INFORMATION	2
ITEM 4.	INFORMATION ON THE COMPANY	17
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	45
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	57
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	75
ITEM 8.	FINANCIAL INFORMATION	77
ITEM 9.	THE OFFER AND LISTING	79
ITEM 10.	ADDITIONAL INFORMATION	80
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	90
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	91
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	91
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	91
ITEM 15.	CONTROLS AND PROCEDURES	91
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	91
ITEM 16B.	CODE OF ETHICS	92
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	92
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	93
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	93
PART III
ITEM 17.	FINANCIAL STATEMENTS	94
ITEM 18.	FINANCIAL STATEMENTS	94
ITEM 19.	EXHIBITS	94
EX-4.6: FORM OF REGISTRATION RIGHTS AGREEMENT
EX-4.12: AMENDED AND RESTATED LICENSE AGREEMENT
EX-4.13: COLLABORATION AGREEMENT
EX-4.19: COMMERCIAL SUBLEASE
EX-4.20: AMENDED AND RESTATED CONTROL DELIVERY SYSTEMS, INC. CHANGE OF CONTROL AGREEMENT
EX-4.21: AMENDED AND RESTATED CONTROL DELIVERY SYSTEMS, INC. CHANGE OF CONTROL AGREEMENT
EX-4.22: AMENDED AND RESTATED CONTROL DELIVERY SYSTEMS, INC. CHANGE OF CONTROL AGREEMENT
EX-4.23: SEVERANCE AGREEMENT
EX-4.24: SEVERANCE AGREEMENT
EX-4.25: SEVERANCE AGREEMENT
EX-4.26: FIRST AMENDMENT TO CONTROL DELIVERY SYSTEMS, INC. SEVERANCE AGREEMENT
EX-4.27: FIRST AMENDMENT TO CONTROL DELIVERY SYSTEMS, INC. SEVERANCE AGREEMENT
EX-4.28: FIRST AMENDMENT TO CONTROL DELIVERY SYSTEMS, INC. SEVERANCE AGREEMENT
EX-4.29: CONTROL DELIVERY SYSTEMS, INC. RESTRICTED STOCK AWARD AGREEMENT
EX-4.30: CONTROL DELIVERY SYSTEMS, INC. RESTRICTED STOCK AWARD AGREEMENT
EX-4.31: CONTROL DELIVERY SYSTEMS, INC. RESTRICTED STOCK AWARD AGREEMENT
EX-4.32: RETENTION AGREEMENT
EX-4.33: RETENTION AGREEMENT
EX-4.34: RETENTION AGREEMENT
EX-4.35: NON-COMPETITION AGREEMENT
EX-4.36: OPTION AGREEMENTS
EX-8.1: LIST OF SUBSIDIARIES
EX-12.1: CERTIFICATION OF CHIEF EXECUTIVE OFFICER
EX-12.2: CERTIFICATION OF CHIEF FINANCIAL OFFICER
EX-13.1: CERTIFICATION OF CHIEF EXECUTIVE OFFICER
EX-13.2: CERTIFICATION OF CHIEF FINANCIAL OFFICER

INTRODUCTION
     In this annual report, except where otherwise indicated, the “company,” “pSivida,” “we,” “us” and “our” refer to pSivida Limited and its consolidated subsidiaries. References to the “ADSs” are to our American Depositary Shares, and references to “Ordinary Shares” and “ordinary shares” are to our ordinary shares. We also make reference to our subsidiaries as follows: references to “pSiMedica” refer to pSiMedica Limited; references to “pSiOncology” refer to pSiOncology Pte Limited; and references to “AION Diagnostics” refer to “AION Diagnostics Limited”.
     On December 30, 2005 we completed the acquisition of Control Delivery Systems, Inc., which was renamed pSivida Inc. We make reference to Control Delivery Systems as “CDS” or as “pSivida Inc.” generally depending on whether such reference relates to that company before or after the acquisition.
     We prepare consolidated financial statements in Australian dollars in accordance with accounting principles generally accepted in Australia, and they are sometimes referred to herein as the “financial statements.” In this annual report, references to “A$” are to Australian dollars and references to “US$” and “US dollars” are to United States dollars, except for in the financial statements, where references to “$” are to Australian dollars and references to “US$” are to United States dollars. On June 30, 2004, the Federal Reserve Bank of New York Noon Buying Rate was US$0.6952 = A$1.00 and on June 30, 2005 such exchange rate was US$0.7618 = A$1.00.
     Our fiscal year ends on June 30, and references in this annual report to any specific fiscal year are to the twelve month period ended June 30 of such year.
     BioSilicon™, BrachySil™ and SIMPL™ are our trademarks. Vitrasert® and Retisert™ are Bausch & Lomb Incorporated’s trademarks. AEON™, CODRUG™ and Medidur™ are trademarks of pSivida Inc., formerly CDS. This annual report also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners.
FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements that involve risks and uncertainties. We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends” and similar expressions to identify such forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements due to many important factors some of which are contained in cautionary statements in this annual report, including, without limitation, with the forward-looking statements included in this annual report and specifically under Item 3.D, Risk Factors.
     All subsequent written and oral forward-looking statements attributable to pSivida are expressly qualified in their entirety by reference to these cautionary statements.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED CONSOLIDATED FINANCIAL DATA
     The following table presents our selected historical consolidated financial data as of the dates and for each of the periods indicated. The information set forth below is not necessarily indicative of future results and should be read in conjunction with Item 5, “Operating and Financial Review and Prospects”, as well as our audited consolidated financial statements and the notes thereto appearing elsewhere in this annual report.
     The selected consolidated financial data as of June 30, 2005 and 2004 and for each of the three years in the period ended June 30, 2005 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. The selected consolidated financial data as of June 30, 2003, 2002 and 2001, for the year ended June 30, 2002 and for the period from December 1, 2000 (inception date) to June 30, 2001 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report.
     We prepare our consolidated financial statements in accordance with accounting principles generally accepted in Australia, or A-GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. Please refer to Note 27 to the consolidated financial statements for a description of the differences between A-GAAP and U.S. GAAP as they relate to us, and a reconciliation of net loss and total equity to U.S. GAAP for the periods and as of the dates indicated.

					Period from
					Inception of
					Development Stage
	Years ended June 30,				(Dec 1, 2000) to
	2005	2004	2003	2002	June 30, 2001 (1)
	(In Australian Dollars except number of shares)
STATEMENT OF FINANCIAL PERFORMANCE DATA:
A-GAAP
Revenues from ordinary activities	828,976	381,679	110,675	916,600	113,145
Depreciation and amortization expense	(1,029,382)	(39,360)	(37,835)	(38,502)	(11,681)
Research and development expense	(8,287,930)	(7,011,666)	(4,586,182)	(3,186,863)	(226,132)
Interest expense	—	(5,635)	—	—	—
Employee benefits expense	(1,040,007)	(1,238,381)	(522,977)	(22,999)	(25,486)
Foreign currency (loss) / gain, net	(1,623,484)	1,461,368	(1,203)	(995)
Corporate office expenses	(3,973,892)	(1,066,981)	(318,806)	(1,664,265)	(701,576)

Loss from ordinary activities before income tax	(15,125,719)	(7,518,976)	(5,356,328)	(3,997,024)	(851,730)
Income tax expense relating to ordinary activities	—	—	—	—	—

Net loss before outside equity interest	(15,125,719)	(7,518,976)	(5,356,328)	(3,497,024)	(851,730)

					Period from
					Inception of
					Development Stage
	Years ended June 30,				(Dec 1, 2000) to
	2005	2004	2003	2002	June 30, 2001 (1)
	(In Australian Dollars except number of shares)
Net loss attributable to outside equity interest	399,196	3,835,771	2,591,175	1,806,604	113,229

Net loss	(14,726,523)	(3,683,205)	(2,765,153)	(2,190,419)	(738,501)

Loss per share — basic and diluted	(0.07)	(0.03)	(0.03)	(0.02)	(0.01)
Weighted average number of ordinary shares outstanding — basic and diluted	207,802,540	126,990,066	101,281,292	89,834,844	69,053,359
US GAAP (as restated for the years ended June 30, 2004 and 2003 (2))
Revenue from ordinary activities	161,666	56,200	—	N/A	N/A
Net loss	(16,561,512)	(5,019,974)	(2,268,603)	N/A	N/A
Loss per share — basic and diluted	(0.08)	(0.04)	(0.02)	N/A	N/A
Weighted average number of ordinary shares outstanding — basic and diluted	207,802,540	126,990,066	101,281,292	N/A	N/A

	As of June 30,
	2005	2004	2003	2002	2001 (1)
STATEMENT OF FINANCIAL POSITION DATA:
A-GAAP
Cash assets	12,892,061	31,350,656	1,180,134	5,051,509	3,270,093
Working capital	11,876,713	29,791,981	433,609	4,643,187	3,107,966
Total assets	82,035,313	40,367,058	7,175,342	11,273,860	9,247,729
Contributed equity	107,883,835	49,957,982	15,602,184	14,649,616	12,107,849
Deficit accumulated prior to development stage	(3,813,181)	(3,813,181)	(3,813,181)	(3,813,181)	(3,813,181)
Deficit accumulated during development stage	(24,103,801)	(9,377,278)	(5,694,073)	(2,928,920)	(738,501)
Total parent entity interest in equity	79,987,614	36,845,743	6,095,165	7,939,515	7,585,467
Total outside equity interest	—	1,583,200	204,354	2,773,306	1,376,663
Total equity	79,987,614	38,428,943	6,299,519	10,712,821	8,962,180
U.S. GAAP (as restated for the years ended June 30, 2004 and 2003 (2))
Total assets	100,063,276	41,295,099	8,220,492	N/A	N/A
Total equity	87,650,337	37,794,706	7,140,316	N/A	N/A
Contributed equity	117,798,149	51,030,718	15,428,635	N/A	N/A

(1)	The legal entity that became pSivida was incorporated as the Sumich Group Ltd in April 1987. The Sumich Group operated an agriculture business which was placed into administration or receivership on September 30, 1998. pSivida was subsequently formed on December 1, 2000 following upon entering into a court-approved arrangement with Sumich Group’s creditors which fully extinguished all prior liabilities as of that time. We then appointed new directors and officers and re-listed on the Australian Stock Exchange under its new name.

(2)	The U.S. GAAP financial information as of and for the years ended June 30, 2004 and 2003 has been restated. Refer to Note 27 to our audited consolidated financial statements included herein for a description and summary of the significant effects of the restatement.

Exchange Rates
     The following tables set forth for the periods and dates indicated certain information concerning the rates of exchange of A$1.00 into US dollars based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the noon buying rate.

Month	High	Low
December 2005	0.7567	0.7261
November 2005	0.7451	0.7267
October 2005	0.7644	0.7436
September 2005	0.7731	0.7537
August 2005	0.7739	0.7469
July 2005	0.7661	0.7403
The noon buying rate on January 13, 2006 was US$0.7535 = A$1.00.

Year Ended June 30,	At Period End	Average Rate	High	Low
2005	0.7618	0.7568	0.7974	0.6880
2004	0.6952	0.7155	0.7979	0.6390
2003	0.6713	0.5884	0.6729	0.5280
2002	0.5628	0.5682	0.5748	0.4841
2001	0.5100	0.5320	0.5996	0.4828
B. CAPITALIZATION AND INDEBTEDNESS
     Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
     Not applicable.
D. RISK FACTORS
     The following risk factors, in addition to the other information and financial data contained in this annual report, should be considered carefully in evaluating our company and its business.
Risks related to our company and our business
Most of our products and planned products are based upon new and unproven technologies.
     We are currently developing products based upon BioSilicon™, a biocompatible and biodegradable form of the element silicon, for multiple applications across many sectors of healthcare, including controlled slow release drug delivery, diagnostics, orthopedics and tissue engineering. BioSilicon is a new and unproven technology. The successful development and market acceptance of BioSilicon is subject to many risks. These risks include the potential for ineffectiveness, lack of safety, unreliability, failure to receive necessary regulatory clearances or approvals and the emergence of superior or equivalent products, as well as the effect of changes in future general economic conditions. Our failure to develop products based on BioSilicon that overcome these risks would have a material adverse effect on our business, financial condition and results of operations.
     We have recently acquired CDS, (now renamed pSivida Inc.) which develops drug delivery products based upon its proprietary AEON and CODRUG drug delivery systems. To date pSivida Inc. has developed two such products, Vitrasert and Retisert, which have been approved by the FDA for treatment of two sight-threatening eye diseases. However, these technologies may prove useful in other products which would be subject to many of the same risks as described above for BioSilicon.

We have a history of losses; we expect to continue to incur losses; and we may never become profitable.
     pSivida was formed in 2000. As primarily a research and development company, we have incurred operating losses in every year of existence. Under A-GAAP we have incurred a net loss of A$14.7 million, A$3.7 million and A$2.8 million for the years ended June 30, 2005, 2004 and 2003, respectively. As of June 30, 2005, we had an accumulated deficit under A-GAAP of A$27.9 million. We have not achieved profitability and expect to continue to incur net losses through at least 2007, and we may incur losses beyond that time, particularly if we are not successful in having BrachySil approved and widely marketed by that time. Even if BrachySil is approved and is being marketed at some point in 2007 or beyond, we may not achieve sufficient sales of BrachySil or any other product to become profitable at that time or at any other time. The extent of future losses and whether or how long it may take for us to achieve profitability are uncertain.
     We recently acquired CDS which has incurred net losses in each of its last five fiscal years. As a result of the acquisition, we expect to receive royalties from sales of Vitrasert, CDS’ first commercial product. However, such sales have declined in each of the past four years, and we do not expect that they will comprise a significant portion of our future revenue. We also expect to earn royalties from future sales of Retisert, but we are unable to predict the amount of such future royalties. CDS earned royalties from Retisert sales by Bausch & Lomb in the six months ended December 31, 2005 in an amount expected to be less than $750,000.
We rely heavily upon patents, trade secrets and other proprietary technologies and any future claims that our rights to such intellectual property are invalid or limited could seriously harm our business.
     Protection of intellectual property rights is crucial to our business, since that is how we keep others from copying the innovations which are central to our existing and future products. Our success is dependent on whether we can obtain patents, defend our existing patents and operate without infringing on the proprietary rights of third parties. We currently have 36 patents and over 90 pending patent applications, including patents and pending applications covering BioSilicon and various uses thereof. This does not include the patents and patent applications we acquired in the acquisition of CDS. We expect to aggressively patent and protect our proprietary technologies. However, we cannot be sure that any additional patents will be issued to us as a result of our pending or future patent applications or that any of our patents will withstand challenges by others. If we were determined to be infringing any third party patent, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain operations. We may not be able to obtain any required licenses on commercially favorable terms, if at all. Our failure to obtain a license for any technology that we may require to commercialize BioSilicon or our ophthalmic drug delivery products could have a material adverse effect on our business, financial condition and results of operations. In addition, many of the laws of foreign countries in which we intend to operate may treat the protection of proprietary rights differently from, and may not protect our proprietary rights to the same extent as, laws in Australia, the United States and Patent Co-operation Treaty countries.
     Prior art may reduce the scope or protection of, or invalidate, patents. Previously conducted research or published discoveries may prevent patents from being granted, invalidate issued patents or narrow the scope of any protection obtained. Reduction in scope of protection or invalidation of our licensed or owned patents, or our inability to obtain patents, may enable other companies to develop products that compete with our products and product candidates on the basis of the same or similar technology. As a result, our patents and those of our licensors may not provide any or sufficient protection against competitors.
     While we have not been and we are not currently involved in any litigation over intellectual property, such litigation may be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. We may also be sued by a third party alleging that we infringe its intellectual property rights. Any intellectual property litigation would be likely to result in substantial costs to us and diversion of our efforts. If our competitors claim technology also claimed by us and if they prepare and file patent applications in the U.S., we may have to participate in interference proceedings declared by the U.S. Patent and Trademark office to determine priority of invention, which could result in substantial cost to us and diversion of our efforts. Any such litigation or interference proceedings, regardless of the outcome, could be expensive and time consuming. Litigation could subject us to significant liabilities to third parties, requiring disputed rights to be licensed from third parties or require us to cease using certain technologies and, consequently, could have a material adverse effect on our business, financial condition and results of operations.
     We also rely on trade secrets, know-how and technology that are not protected by patents to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties that have access to it, such as our corporate partners, collaborators, employees, and consultants. Any of these parties could breach these agreements and disclose our confidential information, or our competitors might learn of the information in some other way. If any material trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our competitive position could be materially harmed.
     We rely, in part, on confidentiality agreements with employees, advisors, vendors and consultants to protect our proprietary expertise. These agreements may be breached and we may not have adequate remedies in the event of a breach. In addition, our un-patented proprietary technological expertise may otherwise become known or independently discovered by competitors.

Our ability to commercialize our products depends on our ability to achieve regulatory approvals.
     Our current and future activities are and will be subject to regulation by governmental authorities in the U.S., Europe, Singapore and other countries. Before we can manufacture, market and sell any of our products, we must first obtain approval from the FDA and/or foreign regulatory authorities. In order to obtain these approvals, pre-clinical studies and clinical trials must demonstrate that each of our products is safe for human use and effective for its targeted disease. Our proposed products are in various stages of pre-clinical and clinical testing. If clinical trials for any of these products are not successful, that product cannot be manufactured and sold and will not generate revenue from sales. Clinical trials for our product candidates may fail or be delayed by many factors, including the following:
•	inability to attract clinical investigators for trials;

•	inability to recruit patients in sufficient numbers or at the expected rate;

•	adverse side effects;

•	failure of the trials to demonstrate a product’s safety or efficacy;

•	failure to meet FDA requirements for clinical trial design or for demonstrating efficacy for a particular product;

•	inability to follow patients adequately after treatment;

•	changes in the design or manufacture of a product;

•	inability to manufacture sufficient quantities of materials for use in clinical trials; and

•	governmental or regulatory delays.
     Results from pre-clinical testing and early clinical trials often do not accurately predict results of later clinical trials. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations which may delay, limit or prevent regulatory approval. Data from pre-clinical studies, early clinical trials and interim periods in multi-year trials are preliminary and may change, and final data from pivotal trials for such products may differ significantly. Adverse side effects may develop that delay, limit or prevent the regulatory approval of products, or cause their regulatory approvals to be limited or even rescinded. Additional trials necessary for approval may not be undertaken or may ultimately fail to establish the safety and efficacy of proposed products. The FDA may not approve proposed products for manufacture and sale.
     In addition to testing, the FDA imposes various requirements on manufacturers and sellers of products under its jurisdiction, such as labeling, manufacturing practices, record keeping and reporting requirements. The FDA also may require post-marketing testing and surveillance programs to monitor a product’s effects. Furthermore, changes in existing regulations or the adoption of new regulations could prevent us from obtaining, or affect the timing of, future regulatory approvals.
     At present Vitrasert and Retisert are our only products that have been approved for sale in the U.S. for specific purposes. BrachySil and other product candidates utilizing BioSilicon have not been approved and their approval in the future remains uncertain. In addition, the FDA may determine to regulate it as a drug, in which case we would incur significant additional cost and time in order to achieve the required regulatory approvals. Any product approvals we achieve could also be withdrawn for failure to comply with regulatory standards or due to unforeseen problems after the product’s marketing approval.
We have a limited ability to market our products ourselves, and if we are unable to find marketing partners, or our marketing partners do not successfully market our products then our business will suffer.
     We presently have no marketing or sales staff. Achieving market acceptance for the use of BioSilicon and other products (including drug delivery products originated by CDS) will require extensive and substantial efforts by experienced personnel as well as expenditure of significant funds. We may not be able to establish sufficient capabilities necessary to achieve market penetration.
     We intend to license and/or sell BioSilicon and our other products to companies who will be responsible in large part for sales, marketing and distribution of products utilizing BioSilicon and our other products. The amount and timing of resources which may be devoted to the performance of their contractual responsibilities by these licensees are not expected to be within our control. These partners may not perform their obligations.
     Moreover, our licensees may have rights of termination under our agreements with them. Exercise of termination rights by those parties may leave us temporarily or permanently without any marketing or sales resources which may have an adverse effect on our business, financial condition and results of operations. Additionally, our interests may not continue to coincide with those of our partners, and our partners may develop independently or with third parties products or technologies which could compete with our products. Further, disagreements over rights or technologies or other proprietary interests may occur.
     pSivida Inc., formerly CDS, has exclusively licensed its technology with respect to Vitrasert, Retisert and certain other ophthalmic uses to Bausch & Lomb, and with respect to Medidur for diabetic macular edema or DME and certain other ophthalmic uses to Alimera Sciences. Bausch & Lomb is responsible for funding and managing the development and commercialization of all products under its agreement with pSivida Inc. and can terminate the agreement at any time upon 90 days’ written notice. Alimera Sciences and pSivida Inc. are jointly funding the development of products licensed under that agreement, and Alimera Sciences may terminate its agreement with pSivida Inc. if pSivida Inc. fails to make a development payment or may terminate the agreement with respect to a particular product if pSivida Inc. notifies Alimera that it has abandoned the product or upon 30 days’ notice following pSivida Inc.’ failure to make development payments exceeding $2 million for that product. Either Bausch & Lomb or Alimera Sciences may decide not to continue with or commercialize any or all of the licensed products, change strategic focus, pursue alternative technologies, develop competing products or terminate their agreements with pSivida Inc. While Bausch & Lomb has significant experience in the ophthalmic field and substantial resources, there is no assurance as to whether and the extent to which that experience and those resources will be devoted to pSivida Inc.’s technologies. Alimera Sciences was only incorporated in June 2003 and has limited resources. Because we do not currently have sufficient funding or internal capabilities to develop and commercialize these products and proposed products, decisions, actions, breach or termination of these agreements by Bausch & Lomb or Alimera Sciences could delay or stop the development or commercialization of Retisert, Medidur for DME or other of our products licensed to such entities.
     Our business strategy includes entering into collaborative agreements for the development and commercialization of our product candidates. The curtailment or termination of any of these agreements could adversely affect our business and our ability to develop and commercialize our products and proposed products and find our operations.
     The success of these and future collaboration agreements will depend heavily on the experience, resources efforts and activities of our collaborators. Our collaborators have and are expected to have significant discretion in making these decisions. Risks that we face in connection with its collaboration strategy include:
•	collaboration agreements are, and are intended to be, subject to termination under various circumstances, including, in some cases, on short notice and without cause;
•	we are required, and expect to be required, under our collaboration agreements not to conduct specified types of research and development in the field that is the subject of the collaboration. These agreements may have the effect of limiting the areas of research and development that we can pursue;

•	our collaborators may develop and commercialize, either alone or with others, products that are similar to or competitive with our products;

•	our collaborators may change the focus of their development and commercialization efforts. Pharmaceutical and biotechnology companies have historically re-evaluated and changed their priorities for many reasons. The ability of our products to reach their potential could be limited if our collaborators decrease or fail to increase spending related to such products; and

•	our collaborators may lack the funding or experience to develop and commercialize our products successfully or may otherwise fail to do so.
     To the extent that we choose not to or we are unable to enter into future license agreements with marketing and sales partners, we may experience increased capital requirements to develop the ability to market and sell future products. We may not be able to market or sell our technology or future products independently in the absence of such agreements.
Our markets are competitive and our competitors could develop more effective products, making our products less competitive, uneconomical or obsolete, thereby impacting our future operations.
     We are or plan to be engaged in the rapidly evolving and competitive fields of drug delivery, tissue engineering, diagnostics and orthopedics technologies. Our competitors include many major pharmaceutical companies and other biotechnology, drug delivery, diagnostics and medical products companies.
     Many of our potential competitors have substantially greater financial, technological, research and development, marketing and personnel resources. Our competitors may succeed in developing alternate technologies and products that are more effective, easier to use, more economical than those which we have developed or that would render our technologies and products obsolete and non-competitive in these fields. These competitors may also have greater experience in developing products, conducting clinical trials, obtaining regulatory approvals or clearances and manufacturing and marketing such products or technologies.
     We believe that pharmaceutical, drug delivery and biotechnology companies, research organizations, governmental entities, universities, hospitals, other nonprofit organizations and individual scientists are seeking to develop the drugs, therapies, products, approaches or methods to treat our targeted diseases or their underlying causes. For many of our targeted diseases, competitors have alternate therapies that are already commercialized or are in various stages of development ranging from discovery to advanced clinical trials. Any of these drugs, therapies, products, approaches or methods may receive government approval or gain market acceptance more rapidly than our products and proposed products, may offer therapeutic or cost advantages or may cure our targeted diseases or their underlying causes completely, which could reduce demand for our products and proposed products and could render them noncompetitive or obsolete. For example, sales of pSivida Inc.’s Vitrasert product for the treatment of CMV retinitis, a disease which affects people with late-stage AIDS, have declined significantly, because of new treatments that delay the onset of late-stage AIDS.
     Our competitive position is based upon our ability to:
•	create and maintain scientifically-advanced technology and proprietary products and processes;

•	attract and retain qualified personnel;

•	develop safe and efficacious products, alone or in collaboration with others;

•	obtain patent or other protection for our products and processes;

•	obtain required government approvals on a timely basis;

•	manufacture products on a cost-effective basis; and

•	successfully market products.
If we are not successful in meeting these goals, our business could be adversely affected.
We face risks in expanding our efforts beyond our core area of experience and expertise.
     We plan to expand our focus outside of our initial areas of experience and expertise to seek to broaden our product pipeline and will require additional internal expertise or external collaborations in areas in which we currently do not have internal resources and expertise. Such expertise and collaborations may be difficult to obtain. We are currently focused on targeted controlled drug delivery with a specialty, through pSivida Inc., on ophthalmic drug delivery and, through pSiMedica and pSiOncology, on brachytherapy and other controlled delivery mechanisms utilizing BioSilicon. We have begun to expand our focus into diagnostics (through AION Diagnostics) and the food industry (through pSiNutria) and plan to expand into other areas at a later time. In connection with the foregoing, we may have to enter into collaboration arrangements with others that may require us to relinquish rights to certain of our technologies or products that we would otherwise pursue independently. We may be unable to acquire the necessary expertise or enter into collaboration agreements on acceptable terms.
Problems associated with international business operations could affect our ability to manufacture and sell our products.
     We currently maintain offices in Australia, the UK, Singapore and (following our acquisition of CDS) the U.S.; BioSilicon is produced for us in Germany and the UK; we are conducting product trials in Singapore; we have research and development facilities in the U.K. and the U.S; and we intend to license and/or sell products in most major world healthcare markets. A number of risks are inherent in our international strategy. In order for us to license and manufacture our products, we must obtain country-specific regulatory approvals or clearances or comply with regulations regarding safety and quality in a variety of jurisdictions. We may not be able to obtain or maintain regulatory approvals or clearances in such countries and we may be required to incur significant costs in obtaining or maintaining foreign regulatory approvals or clearances. In addition, our operations and revenues are subject to a number of risks associated with foreign commerce, including the following:
•	managing foreign distributors;

•	staffing and managing foreign operations;

•	political and economic instability;

•	foreign currency exchange fluctuations;

•	foreign tax laws, tariffs and freight rates and charges;

•	timing and availability of export licenses;

•	inadequate protection of intellectual property rights in some countries; and

•	obtaining required governmental approvals.

There are risks relating to product manufacturing which could cause delays in product development and commercialization and impact our future profitability.
     Our ability to conduct timely preclinical and clinical research and development programs, obtain regulatory approvals, commercialize our product candidates and fulfill our contract manufacturing obligations to others will depend, in part, upon our ability to manufacture our products, either directly or through third parties, in accordance with U.S. Food and Drug Administration, or FDA, and other regulatory requirements. We currently have BioSilicon production capability at our facilities in the UK, which may be augmented where required by QinetiQ’s UK production facilities for use in internal and collaborative research. BrachySil is currently manufactured under contract in accordance with applicable FDA regulations by Hosokawa Micron Group, Atomising Systems Ltd, HighForce Ltd and AEA Technology QSA GmbH.
     If we are unable to manufacture BioSilicon or BrachySil or other product candidates by ourselves or acquire BioSilicon from QinetiQ or acquire BioSilicon or BrachySil or other product candidates from third parties, we would be unable to proceed with or could experience delays in development and commercialization of our proposed products. We may not be able to manufacture our proposed products successfully or in a cost-effective manner at our own or third party facilities. If we are unable to develop our own manufacturing facilities or to obtain or retain third-party manufacturing on acceptable terms, we may not be able to conduct certain future preclinical and clinical testing or to supply commercial quantities of our products.
     Our recently acquired subsidiary pSivida Inc. also has limited manufacturing experience and has exclusively licensed Bausch & Lomb the rights to manufacture Vitrasert, Retisert and other products covered by its license agreement with pSivida Inc., and Alimera Sciences, the rights to manufacture Medidur for DME, if approved for marketing, and other products covered by its license agreement with pSivida Inc. Our current reliance on third party manufacturers for some of our products entails risks, including:
•	the possibility that third parties may not comply with the FDA’s current good manufacturing practices, regulations, other regulatory requirements, and those of similar foreign regulatory bodies, and employ adequate quality assurance practices;
•	supply disruption, deterioration in product quality or breach of a manufacturing or license agreement by the third party because of factors beyond CDS’ control;

•	the possible termination or non-renewal of a manufacturing or licensing agreement with a third party at a time that is costly or inconvenient to CDS; and

•	inability to identify or qualify an alternative manufacturer in a timely manner, even if contractually permitted to do so.

Fast track status for Medidur may not actually lead to faster development, regulatory review or approval.
     The FDA has granted fast track designation to Medidur for the treatment of DME. Although this designation makes this product eligible for expedited approval procedures, it does not ensure faster development, review or approval compared to the conventional FDA procedures. Further, the FDA may withdraw the fast track designation if it determines that the designation is no longer supported by emerging data from clinical trials or if it determines that the criteria for the designation is no longer satisfied.
Our proposed products will be subject to the uncertainty of third-party reimbursement and health care reform measures which may limit market acceptance.
     In both domestic and foreign markets, our ability to commercialize our products will depend, in part, upon the availability of reimbursement from third-party payors, such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products. If our products are not considered cost-effective, third-party payors may limit reimbursement. Government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If government and third-party payors do not provide adequate coverage and reimbursement levels for uses of our products, the market acceptance of our products would be limited.
     There have been a number of U.S. federal and state proposals during the last few years to subject the pricing of pharmaceuticals to government control and to make other changes to the health care system of the U.S. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payors for health care goods and services may take in response to any health care reform proposals or legislation. We cannot predict the effect health care reforms may have on our business.
The loss of some or all of our key personnel could harm our business.
     We are dependent upon the principal members of our management and scientific staff. In addition, we believe that our future success in developing BioSilicon and other products and achieving a competitive position will depend to a large extent on whether we can attract and retain additional qualified management and scientific personnel. There is strong competition for such personnel within the industry in which we operate and we may not be able to continue to attract such personnel either to Malvern in the United Kingdom or to Massachusetts, where our research and development is conducted. As we do not have large numbers of employees and our products are unique and highly specialized, the loss of the services of one or more of the senior management or scientific staff, or the inability to attract and retain additional personnel and develop expertise as needed, could have a material adverse effect on our results of operations and financial condition.
We may be subject to product liability suits, and we may not have sufficient insurance to cover damages.
     The testing, manufacturing, and future marketing and sale of the products utilizing BioSilicon and our other products involves risks that product liability claims may be asserted against us or our licensees. Our current clinical trial insurance may not be adequate or continue to be available, and we may be unable to obtain adequate product liability insurance on reasonable commercial terms, if at all. In the event clinical trial insurance is not adequate, our ability to continue with planned research and development in the relevant area could be negatively impacted.
We will need additional capital to conduct our operations and develop our products, and our ability to obtain the necessary funding is uncertain.
     We expect to require substantial additional capital resources in order to conduct our operations and develop our products. The timing and degree of any future capital requirements will depend on many factors, including:
•	the accuracy of the assumptions underlying our estimates for our capital needs in the near and long term;

•	continued scientific progress in our research and development programs;

•	the magnitude and scope of our research and development programs;

•	our ability to maintain and establish strategic arrangements for research, development, clinical testing, manufacturing and marketing;

•	our progress with preclinical and clinical trials;

•	the time and costs involved in obtaining regulatory approvals; and

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims.

     If and when it is required, we will attempt to acquire additional funding through strategic collaborations, public or private equity financings, capital lease transactions or other financing sources that may be available. Additional financing may not be available on acceptable terms, or at all. Additional equity financings could result in significant dilution to stockholders. Further, in the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise seek to develop and commercialize ourselves. If sufficient capital is not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs, each of which could have a material adverse effect on our business. See “— Risks related to our recent acquisition of CDS and other recent transactions — If the price of our ADSs does nor rise above the conversion price by the time payment on the convertible note becomes due, we may have to repay all or part of the funds received in the convertible note financing.”
We have experienced rapid growth and changes in our business, and our failure to manage this and any future growth and changes could harm our business.
     As evidenced by our purchase of the remaining shares of pSiMedica on August 4, 2004, the incorporation and planned spin-off of AION Diagnostics, the incorporation of pSiNutria Limited and our acquisition of CDS on December 30, 2005, our business is rapidly changing. See “— Risks related to our recent acquisition of CDS and other recent transactions.”
     We expect to continue increasing the number of our employees, and we may suffer if we do not manage and train our new employees effectively. Further, our efforts span various geographies. Continued rapid growth and operation in multiple locations may place significant strains on our managerial, financial and other resources. The rate of any future expansion, in combination with our complex technologies and products, may demand a level of managerial effectiveness in anticipating, planning, coordinating and meeting our operational needs which we may not be able to successfully provide.
     In addition, if we make additional acquisitions or divestitures, we could encounter difficulties that harm our business. We may acquire companies, products or technologies that we believe to be complementary to our business. If we do so, we may have difficulty integrating the acquired personnel, operations, products or technologies. In addition, acquisitions may distract our management and employees and increase our expenses, which could harm our business. We may also sell businesses or assets as part of our strategy or if we receive offers from third parties. If we do so, we may sell an asset or business for less than its full value or may lose valuable opportunities attendant to such asset or business.
If we fail to comply with environmental laws and regulations, our ability to manufacture and commercialize products may be adversely affected.
     Medical and biopharmaceutical research and development involves the controlled use of hazardous materials, such as radioactive compounds and chemical solvents. We are subject to federal, state and local laws and regulations in the U.S. and abroad governing the use, manufacture, storage, handling and disposal of such materials and waste products. We could be subject to both criminal liability and civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development or production efforts or harm our operating results.
Risks related to our being headquartered and incorporated outside of the United States
You may have difficulty in effecting service of legal process and enforcement of judgments against us or our management.
     We are a public company limited by shares, registered and operating under the Australian Corporations Act 2001. Several of our directors and most of our officers reside outside the U.S. Substantially all or a substantial portion of the assets of those persons are located outside the U.S. As a result, it may not be possible to effect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S. Furthermore, a large percentage of our directly owned assets are located outside the U.S., and, as such, any judgment obtained in the U.S. against pSivida may not be collectible within the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.
As a foreign private issuer we do not have to provide you with the same information as an issuer of securities based in the U.S.
     Because we are a foreign private issuer within the meaning of the rules under the Exchange Act, we are exempt from certain provisions of that law that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a registered security; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time. Thus, you are not afforded the same protections or information which would be made available to you were you investing in a U.S. public corporation.
     In accordance with the requirements of the Australian Stock Exchange, we disclose annual and semi-annual results. Our results are presented in accordance with A-GAAP. Our annual results, including a reconciliation to U.S. GAAP, are audited, and our semi-annual results undergo a limited review by our independent auditors. Subject to certain exceptions, we are also required to immediately disclose to the Australian Stock Exchange any information concerning us that a reasonable person would expect to have a material effect on the price or value of our shares. This would include matters such as (i) any major new developments relating to our business which are not public knowledge and may lead to a substantial movement in our share price; (ii) any changes in our board of directors; (iii) any purchase or redemption by pSivida of its own equity securities; (iv) interests of directors in our shares or debentures; and (v) changes in our capital structure. We are required to provide our semi-annual results and other material information that we disclose in Australia in the U.S. under the cover of Form 6-K. Nevertheless, this information is not the same and may not be as much information as would be made available to you were you investing in a U.S. public corporation.
Risks related to our stock and our ADSs
If we are a passive foreign investment company, holders of our shares and ADSs may suffer adverse tax consequences.
     U.S. holders of our ADSs can experience unfavorable tax consequences if we are treated as a passive foreign investment company, or PFIC, under the U.S. Internal Revenue Code of 1986, as amended, for any year during which the U.S. holder owns our ADSs. For example, if a U.S. holder disposes of an ADS at a gain, and during any year of its holding period we were a PFIC, then such gain would be taxable as ordinary income and not as capital gain and would be subject to additional taxation based on the length of time the U.S. holder held such stock. Most of the tax consequences of our being a PFIC can be mitigated if the U.S. holder makes certain elections as described in this annual report in Item 10.E under “U.S. Federal Income Tax Considerations.”
     In general, we will be a PFIC for any taxable year if either (1) 75% or more of our gross income in the taxable year is passive income, or (2) 50% or more of the average value of our assets in the taxable year produces, or is held for the production of, passive income. We do not yet know whether we will be classified as a PFIC in the year ending June 30, 2006 or thereafter. Most of the tax consequences of pSivida being a PFIC can be mitigated if the U.S. holder makes certain mitigating elections as described in Item 10.E of this annual report. In the event we are classified as a PFIC, we intend to provide U.S. holders with sufficient information to enable them to make a mitigating election if so desired. However, we may fail to provide such information, and if we do, you may not be aware of our status as a PFIC and may be subject to additional taxes and penalties.
Holders of ADSs may have limited rights relative to holders of our Ordinary Shares in certain circumstances.
     The rights of holders of ADSs with respect to voting of ordinary shares and the right to receive certain distributions may be limited in certain respects by the deposit agreement entered into by us and Citibank, N.A. For example, although ADS holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our constitution, to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the American Depositary Shares, and the depositary has agreed that it will try, as far as practical, to vote the ordinary shares so represented in accordance with such instructions, ADS holders may not receive notices sent by depositary in time to ensure that the depositary will be able to vote the ordinary shares. This means that holders of ADSs may not be able to exercise their right to vote. In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to holders of our American Depositary Receipts, or ADRs. As a result, holders of ADRs may not receive distributions made by us.
Our stock price is volatile and can fluctuate significantly based on events both within and outside our control; our trading volume may affect the liquidity of our ADSs.
     Since December 2000, the price of our ordinary shares has ranged from A$0.09 to A$1.44 per share, and since January 27, 2005, the price of our ADSs has ranged from US$4.15 to US$12.14. The price of our common shares and ADSs may be affected by developments directly affecting our business and by developments out of our control or unrelated to pSivida. The biotechnology sector in particular and the stock market generally are vulnerable to abrupt changes in investor sentiment. Prices of securities and trading volume of companies in the biotechnology industry, including ours, can swing dramatically in ways unrelated or that bear a disproportionate relationship to operating performance. Our share and ADS prices and their trading volume may fluctuate based a number of factors including, but not limited to:
•	clinical trial results and other product and technological developments and innovations;

•	FDA and other governmental regulatory actions, receipt and timing of approvals of our proposed products, and any denials and withdrawals of approvals;

•	competitive factors including new product ideas and technologies, clinical trial results and approvals of competitive products in our markets;

•	advancements with respect to treatment of the diseases targeted by our proposed products;

•	developments relating to collaborative partners including execution and termination of agreements, achievement of milestones and receipt of payments;

•	availability and cost of capital and our financial and operating results;

•	changes in reimbursement policies or other practices related to our proposed products or the pharmaceutical industry generally;

•	meeting, exceeding or failing to meet analysts’ or investors’ expectations, and changes in evaluations and recommendations by securities analysts;

•	economic, industry and market conditions, changes or trends; and

•	other factors unrelated to us and the biotechnology industry.
     In addition, low trading volume may increase the volatility of the price of our ADSs. Trading volume in our ordinary shares on other markets has not been historically high, and trading volume of our ADSs on the NASDAQ National Market has also been low. Further, because each of our ADSs represents ten of our ordinary shares, trading volume in our ADSs may be lower than that for our ordinary shares. A thin trading market could cause the price of our ADSs to fluctuate significantly more than the stock market as a whole. For example, trades involving a relatively small number of our ADSs may have a greater impact on the trading price for our ADSs than would be the case if their trading volume were higher. Accordingly, holders of our ADSs may not be able to liquidate a position in our ADSs in the desired time or at the desired price.
The fact that we do not expect to pay cash dividends may lead to decreased prices for our stock.
     We have never paid a cash dividend on our Ordinary Shares and we do not anticipate paying any cash dividend. We intend to retain future cash earnings, if any, for reinvestment in the development and expansion of our business. Our convertible note agreement limits our ability to pay dividends.

Future issuances and sales of our stock could dilute your ownership and cause our stock price to decline.
     As of December 31, 2005, we have outstanding options to purchase 31,169,162 of our ordinary shares, representing 8.1% of the total outstanding ordinary shares. In 2005, we raised capital through the issuance of 665,000 ADSs and warrants to acquire 133,000 ADSs and issued a convertible note currently convertible into 2,112,676 ADSs together with warrants to acquire an additional 633,803 ADSs. In addition, under certain circumstances, the convertible note will become convertible into a larger number of ADSs and the accrued interest on the principal amount of the note may be converted, in either case, potentially resulting in the issuance of a substantially larger number of ADSs. We issued a further 15,983,661 ADSs to common and preferred stockholders of Control Delivery Systems, Inc. in our acquisition of that company. Exercise and conversion of these options, warrants and convertible securities would dilute existing shareholders. Further, we intend to continue to finance our operations through the issuance of equity securities, if feasible.
Certain of our shareholders own a significant percentage of our ordinary shares and therefore may be able to influence our business in ways that are less beneficial to you.
     Our executive officers, directors (including the officers and directors of our subsidiaries) and their affiliates beneficially own or control approximately 15.20% of our outstanding ordinary shares (based on the number of our ordinary shares outstanding on December 31, 2005 and assuming the issuance of shares upon the exercise of options vested or vesting within 60 days of December 31, 2005). As a result, if our executive officers and directors and their affiliates were all to vote in the same way, they would have the ability to exert significant influence over our board of directors and how we operate our business. The concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of our company.
If we fail to comply with internal controls evaluations and attestation requirements our stock price could be adversely affected.
     We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the U.S. Securities and Exchange Commission pursuant to such Act. Under Section 404 of the Sarbanes-Oxley Act and the related regulations, we are required to perform an evaluation of our internal controls over financial reporting and have our independent auditor publicly attest to this evaluation beginning in the year ending June 30, 2007. We will shortly commence the evaluation and expect to complete it in the first quarter of 2007. We expect internal control evaluations and attestation requirements to be time-consuming and expensive. If we fail to complete the evaluation of our internal controls over financial reporting in time, if we identify material weaknesses in these internal controls or if our independent accountant does not timely attest to our evaluation, we could be subject to regulatory scrutiny and decreased public confidence in our internal controls, which may adversely affect the market price of our stock.
Risks related to our recent acquisition of CDS and other recent transactions
     The following risk factors relate to our December 30, 2005 acquisition of CDS, as well as two recently completed transactions: (1) our US$4.3 million private placement structured as a private investment in public equity, referred to herein as the PIPE, and (2) our US$15 million convertible note financing, referred to herein as the convertible note financing. For a description of the CDS acquisition, the PIPE and the convertible note financing, see Item 8B, “Significant Changes.”
We may fail to integrate our operations successfully with the operations of CDS. As a result, pSivida and CDS may not achieve the anticipated benefits of the merger, which could adversely affect the price of ADSs.
     We entered into the merger agreement and consummated the merger with the expectation that the merger will result in benefits to the combined companies, including the opportunities to combine the two companies’ technologies, products and product candidates and the opportunity for pSivida to establish a substantial presence in the U.S. which would facilitate access to U.S. markets. However, these expected benefits may not be fully realized. Failure of the combined company to meet the challenges involved with successfully integrating the personnel, products, technology and research and development operations of the two companies following the merger or to realize any of the other anticipated benefits of the merger, could have a material adverse effect on our business, financial condition and results of operations as well as on that of our subsidiaries, including CDS (now pSivida Inc.). These integration efforts may be difficult and time consuming, especially considering the highly technical and complex nature of each company’s products. The challenges involved in this integration include the following:
•	coordinating research and development operations in a rapid and efficient manner;

•	combining platform technologies of disparate sources;

•	demonstrating to collaboration partners that the merger will not result in adverse changes in technology focus or development standards;

•	retaining key alliances with collaboration partners;

•	absorbing costs and delays in implementing overlapping systems and procedures, including financial accounting systems and accounting principles;

•	persuading employees that our business culture and that of CDS are compatible, maintaining employee morale and retaining key employees; and

•	overcoming potential distraction of management attention and resources from the business of the combined company.
     We may not successfully integrate our operations and technology with those of CDS in a timely manner, or at all; we may not realize the anticipated benefits of the merger to the extent, or in the timeframe, anticipated, which could significantly harm our business.
Our operating results could be adversely affected as a result of purchase accounting treatment, and the corresponding impact of amortization or impairment of other intangibles relating to the merger, if the results of the combined company do not offset these additional expenses.
     Under Australian Equivalents to International Financial Reporting Standards, or A-IFRS (effective from July 1, 2005 — See Item 5A, "Recently Issued Accounting Pronouncements Applicable to pSivida"), we will account for the merger using the purchase method of accounting. Under purchase accounting, we will record the market value of our ADSs, cash, and other consideration issued in connection with the merger and the amount of direct transaction costs as the cost of acquiring the business of CDS. We will allocate that cost to the individual assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values. Intangible assets generally will be amortized over a 12 year period on a straight line basis. Based on our preliminary allocation of the purchase price, which is subject to change based on the actual outcome of an independent valuation, the amount allocated to goodwill is expected to be approximately A$30.6 million, the amount allocated to identifiable intangible assets is expected to be approximately A$120.0 million, giving rise to a gross deferred tax liability of approximately A$48.0 million (approximately A$29.1 million net of deferred tax assets), and approximately A$2.7 million is expected to be allocated to in-process research and development. Goodwill is not subject to amortization but is subject to at least an annual impairment analysis, which may result in an impairment charge if the carrying value of the cash-generating unit to which goodwill has been allocated exceeds its recoverable value. If identifiable intangible assets were amortized in equal quarterly amounts over a 12 year period following completion of the merger, the amortization attributable to these items would be approximately A$2.5 million per quarter and A$10.0 million per fiscal year. As a result, purchase accounting treatment of the merger could increase our net loss or decrease our net income in the foreseeable future, which could have a material and adverse effect on the future market value of our ADSs.
pSivida has incurred significant costs in connection with the merger.
     We estimate that we have incurred direct transaction costs of approximately US$2.6 million (approximately A$3.6 million) associated with the merger, which will be included as a part of the total purchase consideration for accounting purposes. In addition, prior to completing the merger, CDS incurred direct transaction costs for accounting, investment banking and legal services of approximately US$2.4 million (approximately A$3.3 million), which are to be expensed in the period in which they are incurred. We believe the combined entity may incur charges to operations, which currently are not reasonably estimable, in the quarter in which the merger was completed or the following quarters, to reflect costs associated with integrating the two companies and that such charges may be material.
Regulatory agencies, private parties, state attorneys general and other antitrust authorities may raise challenges to the merger on antitrust grounds.
     We believe that the merger could be completed without making any filings with the Federal Trade Commission, or FTC, the Antitrust Division of the U.S. Department of Justice, or the Antitrust Division, or any other governmental authority whether under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, or otherwise and without waiting for the expiration of any waiting period requirements. However, the FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions like the merger, and at any time after the completion of the merger, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking the divestiture of our substantial assets or those of CDS. In addition, certain private parties, as well as state attorneys general and other antitrust authorities, may challenge the transaction under antitrust laws under certain circumstances.
     In addition, the merger may be subject to the antitrust laws of Australia or other foreign jurisdictions. Anti-competitive mergers or acquisitions in Australia are regulated under sections 50 and 50A of the Commonwealth Trade Practices Act, or TPA, which generally prohibits any acquisition of shares or assets which is likely to have the effect of substantially lessening competition in a market in Australia. The Australian antitrust regulator, the Australian Competition and Consumer Commission, or ACCC, may on its own initiative apply to an Australian Court under that law in order to block a merger, or to obtain orders for the divestiture of assets, or for other remedies. A private party may also apply to an Australian Court under that law for a more limited range of remedies.
     There can be no assurance that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, what the result will be.
If CDS’s former stockholders sell substantial amounts of ADSs after the merger, the market price of ADSs may decline.
     The resale by former CDS stockholders of pSivida ADSs after the merger could cause the market price of our ADSs to decline. In connection with the merger, we have issued approximately 16,000,000 ADSs. While our ADSs will not initially be freely tradable, we have agreed to register their resale within six months (subject to certain extensions) for stockholders entering into the registration rights agreement. Therefore, approximately 16,000,000 pSivida ADSs issued in the merger are expected to become freely tradable under U.S. securities laws six months from the closing date of the merger, which was December 30, 2005. However, certain shareholders are subject to lock-ups for as long as 9 months after the closing date of the merger.
If the price of our ADSs does not rise above the conversion price by the time payment on the convertible note becomes due, we may have to repay all or part of the funds received in the convertible note financing.
     On November 16, 2005, we issued a subordinated convertible promissory note in the principal amount of US$15 million (A$19.7 million) to an institutional investor. The convertible note must be repaid in three payments of US$5 million each which are due on or about November 16, 2006, May 16, 2007 and November 16, 2007 respectively, unless the convertible note is sooner converted into ADSs. The note is convertible into our ADSs at a conversion price of US$7.10 per ADS, subject to adjustment based on certain events or circumstances, including the market price of ADSs for the ten trading days ending on May 5, 2006. The average trading price of our ADSs during the ten trading days ending on the day that is four trading days prior to the closing of the CDS acquisition was US$5.087. If the price of our ADSs does not rise above the conversion price by the time any payment on the convertible note becomes due or if certain other requirements are not met, the right of pSivida to force conversion may not be exercisable and we may have to repay up to US$5 million of principal, plus accrued interest at any one or all of these three dates. Given the cash needs of our business and the lack of current revenue, we cannot predict whether or not we will be able to meet this obligation if called upon to do so, or what impact this could have on our business and operations.
If we fail to register the resale of ADSs by the applicable deadlines, we may be subject to substantial penalties.
     In connection with the acquisition of CDS, the PIPE and the convertible note financing, we have entered into agreements to register with the SEC the resale of ADSs issued to investors and CDS stockholders. Our obligation to register ADSs in each of these transactions is subject to a deadline, which may be extended in certain situations, and our failure to meet this deadline results in monetary penalties against pSivida.
     With respect to the PIPE, we are required to complete the registration no later than one hundred and eighty days from the date of the definitive agreements related to the PIPE, which places the deadline on or about February 23, 2006. If we fail to cause the registration statement registering the resale of ADSs to become effective beginning one month after this deadline, we may be subject to monthly cash penalties equal to one percent of the PIPE purchase price, or US$43,225 (A$59,200), until such registration statement becomes effective. With respect to the convertible note financing, we are required to complete the initial registration no later than one hundred and eighty days from the date of the applicable agreement, which places the deadline on or about May 16, 2006. Failure to comply with this deadline may result in pSivida having to pay monthly cash penalties equal to one and one-half percent of the convertible note purchase price, or US$225,000 (A$308,200), until the registration statement becomes effective. With respect to the acquisition of CDS, we are required to complete the registration no later than one hundred and eighty days from the closing of the merger, which would be on or about June 30, 2006. Failure to comply with this deadline may result in pSivida having to pay monthly cash penalties equal to one percent of the average closing price of the ADSs during the ten trading days ending on the day that is four trading days prior to the closing of the merger, multiplied by the number of outstanding unregistered ADSs, until the registration statement becomes effective. The average trading price of ADSs during the 10-day period just described was US$5.087, which indicates that such penalties could amount to US$813,089 (A$1,113,700) per month. Each of these registration deadlines is subject to extensions in certain circumstances. Once the registrations are completed, we are obligated to keep them effective for specified periods, and failure to do so may subject us to additional penalties.

ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF PSIVIDA
     pSivida Limited is an Australian public company listed on the Australian Stock Exchange, the NASDAQ National Market, Frankfurt Stock Exchange and London’s OFEX International Market Service and existing pursuant to the Australian Corporations Act 2001. Our corporate headquarters are located at Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000, Australia and our phone number is (+61 8) 9226 5099. Our registered agent in the U.S. is the Corporation Service Company located at 1133 Avenue of the Americas, Suite 3100, New York, New York 10036. We also operate subsidiaries in the United Kingdom, Singapore, Australia and the United States.
     The legal entity that became pSivida was incorporated as the Sumich Group Ltd in April 1987. The Sumich Group operated an agriculture business which was placed into administration or receivership on September 30, 1998. pSivida was subsequently formed on December 1, 2000 upon entering into a court-approved arrangement with Sumich Group’s creditors which fully extinguished all prior liabilities as of that time. We then appointed new directors and officers and re-listed on the Australian Stock Exchange under our new name. pSivida was then recapitalized through a placement to investors of 9,300,000 ordinary shares at A$0.30 per share, raising A$2,790,000.
     Our principal capital expenditures (including acquisitions) in the past three years are described below. We have made no substantial divestitures in the past three years. Our acquisition of CDS is described under its own heading below.
•	On October 13, 2003, we subscribed for additional convertible preference share capital in pSiMedica Ltd., increasing our direct ownership interest in pSiMedica by 3.4% to 46.25% with indirect effective control over 53.05%. The consideration paid by us in relation to this additional investment amounted to £2 million (approximately A$4.84 million). This investment was required to fund continued research and development by pSiMedica.

•	In May 2004, the minority shareholders in pSiOncology, Singapore General Hospital Technology Ventures Pte Ltd and Biotech Research Ventures Pte Ltd, exchanged their pSiOncology shares for newly issued shares in pSiMedica. Since that time, pSiMedica has been the holder of 100% of the issued share capital of pSiOncology.

•	On August 4, 2004, we acquired the remaining shares in pSiMedica Ltd. that we did not already own. The consideration paid was A$4,323,622 together with a total of 49,804,381 ordinary shares of pSivida issued at a value of A$1.09. This amounted to total consideration equal to A$58.6 million. In addition, 638,537 pSivida options with an estimated fair value of A$292,828 were issued to employees of pSiMedica in exchange for their rights being waived in relation to options previously issued by pSiMedica. This amounted to total consideration equal to A$59.2 million. As a result of this transaction QinetiQ Group plc, one of Europe’s largest science and technology companies and the principal shareholder (besides pSivida) of pSiMedica, became our largest shareholder holding 17.5% of our issued capital at that time.

•	On August 24, 2004, we incorporated AION Diagnostics Limited in Australia to develop and commercialize diagnostic applications of BioSilicon. We intend to license diagnostic and sensor applications of the BioSilicon platform technology developed by AION Diagnostics. We capitalized AION Diagnostics with A$1.2 million. In addition, zero exercise price options have been created over 20% of the issued capital to be awarded to directors, staff and consultants of AION Diagnostics, subject to the achievement of milestones.
Acquisition of CDS
     On October 3, 2005, we entered into a merger agreement with CDS, a Boston-based company engaged in the design and development of drug delivery products. The merger agreement provided that a newly-formed subsidiary of pSivida would merge into CDS, with CDS surviving the merger as a wholly-owned subsidiary of pSivida with the name of pSivida Inc. After approval by the required majorities of both companies’ shareholders and the fulfillment of other closing conditions, the merger was completed on December 30, 2005.
     In exchange for their CDS shares, the former stockholders of CDS received 15,983,661 of our ADSs. Based on a price of A$0.71 per share, the price prevailing upon the closing of the merger, the transaction represents a purchase price of approximately A$118.8 million (US$86.7 million). As at December 30, 2005, the ADSs received by the former CDS stockholders represented approximately 41.3% of the capital stock of the combined company. The former CDS stockholders will be subject to lock-up periods of no less than six months.
     Certain former shareholders of CDS received cash rather than ADSs for their CDS shares. The total amount of such cash, which depended on the market value, on or about the date of the merger, of the ADSs that such shareholders would have received in the merger, was US$83,116. This amount was paid out of our own funds, along with other costs of the acquisition. For a more detailed description of the acquisition and its effects, see Item 8B, “Significant Changes”.
B. BUSINESS OVERVIEW
     On December 30, 2005 we completed the acquisition of CDS, which was then renamed pSivida Inc. Due to the short amount of time since the completion of the acquisition, we have not yet integrated the business and operations of pSivida Inc. with the other business and operations of pSivida. Accordingly, information regarding the business of pSivida Inc. is provided separately from the information regarding the rest of pSivida’s business. See “— Business of pSivida Inc.” for information relating specifically to the business of pSivida Inc.
Our Business
     We are a global nanotechnology company focused on the development of BioSilicon, a novel porous form of nano-sized silicon, for therapeutic and diagnostic use in healthcare. BioSilicon is composed of elemental silicon, engineered to create a “honeycomb” structure of pores. These pores can be formed into a diverse array of shapes and sizes and can be filled with various drugs, genes and proteins. We are working toward developing applications for controlled slow release drug delivery and diagnostics. Initially, we are using BioSilicon to target primary liver cancer, but we intend to investigate BioSilicon’s use as a treatment for other inoperable tumors such as pancreatic, secondary liver and tumors within the peritoneum, brain and lung. We are currently conducting a Phase IIb dose optimization BioSilicon trial in inoperable primary liver cancer patients in seven centers in South-East Asia, including Singapore General Hospital. Other potential applications for BioSilicon may include tissue engineering, orthopedics and food science.
Our Commercialization Strategy
     Our commercialization strategy is to concentrate on internal product development; the licensing of the BioSilicon technology platform; and the potential sale of non-core intellectual property.

Internal Product Development
     The focus of our internal product development is BioSilicon drug delivery, with an initial emphasis on brachytherapy products. Other potential BioSilicon drug delivery products are localized chemotherapy, slow release drugs and the delivery of generic drugs (commonly referred to as re-delivered generics). We have established detailed commercialization plans for BrachySil, our lead product, bearing in mind market sizes, benefits offered to patients and alternative competitive therapies. The first step in our commercialization strategy for BrachySil was a validation of human safety and efficacy through human clinical trials, which was completed in early 2005. Currently underway is our Phase IIb dose optimization trial with the first patients now having been treated in Singapore. It is expected that these trials will be followed directly by registration trials. We also intend to open up dialogue with the FDA, the EU regulatory authorities and government regulators in various other jurisdictions in order to establish that BrachySil may appropriately be regulated as a device rather than as a drug. If BrachySil becomes registered as anticipated in 2007, we intend to investigate BrachySil’s use as a treatment for other inoperable tumors such as pancreatic, metastatic ovarian and tumors within the peritoneum, brain and lung.
Licensing of Core and Non-Core Intellectual Property
     We believe that the potential range of applications for BioSilicon will permit early stage licensing for non-core applications such as biomaterial in orthopedics, tissue engineering and regenerative medicine. Furthermore, the platform has now been developed to a stage where licensing BioSilicon to large pharmaceutical and biotech companies for delivery of their patented drugs is being explored. We also intend to license diagnostic and sensor applications of the BioSilicon platform technology developed by our subsidiary, AION Diagnostics. In addition to licensing, we may also consider opportunities for collaborations.
     On October 27, 2005 we signed a license with Beijing Med-Pharm Corporation for the clinical development, marketing and distribution of BrachySil in China. Under the terms of the license, we will manufacture BrachySil and Beijing Med-Pharm will be responsible for clinical development, securing regulatory approval, marketing and distribution in China. We will retain manufacturing rights for BrachySil under the license. It is a condition of the license that a manufacturing and supply agreement for us to supply BrachySil to Beijing Med-Pharm is concluded within 90 days. The license includes upfront and milestone payments in excess of US$2 million (A$2.7 million) and royalties ranging from 10% up to 30%, depending upon level of sales, payable to us by Beijing Med-Pharm.
     Beijing Med-Pharm is a US-based company with Chinese subsidiaries that offers an end-to-end solution to primarily Western pharmaceutical companies who wish to sell their products into the Chinese marketplace. In December 2004, Beijing Med-Pharm initiated the first ever purchase of a Chinese pharmaceutical distribution company by a foreign entity after it signed an agreement to purchase Beijing Wanwei Pharmaceutical Ltd., a pharmaceutical distributor covering the bulk of Beijing’s hospitals.
     BrachySil (32-P BioSilicon) will enter a Phase IIb dose-profiling study shortly as a potential new treatment for primary liver cancer (also called hepatocellular carcinoma or HCC). China has the highest incidence of HCC in the world, with over 345,000 estimated new cases per annum (Globocan), representing 55% of total worldwide cases. Focused programs are being prepared to seek to exploit its potentially broader utility in other significant cancer indications, including inoperable pancreatic and secondary liver disease.
Sale of Non-Core Applications
     We are also exploring sales of early stage non-core applications. Such applications include biomaterial in orthopedics, tissue engineering and regenerative medicine producing.

BioSilicon™
     BioSilicon is composed of elemental silicon, one of the most abundant elements on the earth’s crust, which is engineered to create a “honeycomb” structure of pores. These pores can be formed into a diverse array of shapes and sizes and can be filled with various drugs, genes and proteins. We believe that BioSilicon’s features include:
•	Biocompatibility — BioSilicon is biocompatible, meaning that it is not injurious and does not cause immunological rejection within the body. We have assessed the biocompatibility of BioSilicon as follows:
•	BioSilicon wafers implanted in animals for a period of up to 6 months performed similarly to medical grade titanium, a well-known biocompatible material, in terms of biocompatibility.

•	Toxicology studies performed for us by Quintiles Transnational and Huntingdon Life Sciences Group in the UK have shown that the maximum tolerated dose of BioSilicon is ten to one hundred times the dose expected to be used in our clinical trials in Singapore.

•	To date, our human trials have produced no apparent product-related adverse events.
•	Non-toxicity — our studies have shown that BioSilicon degrades in the body into silicic acid, the non-toxic, dietary form of silicon which is found in beer, cereal grains and wine. We have undertaken both pre-clinical studies and clinical trials testing the toxicology of BioSilicon. our pre-clinical toxicology studies have demonstrated a minimum tolerated dose which is substantially in excess of the doses expected to be used in initial clinical applications. Also, comparative toxicology studies in animals comparing BioSilicon and titanium have shown no significant differences in toxicology.

•	Biodegradability — We believe that BioSilicon can be made biodegradable in vivo and in vitro (in animals and humans and in solution). The rate of biodegradation depends on the degree of nanostructuring that is imparted on the material. We believe that, as a result, BioSilicon can be made to dissolve in suitable environments in days, weeks or months, depending upon the size and nature of the BioSilicon implanted. This has been demonstrated in various models:
•	BioSilicon has been shown to dissolve in synthetic body fluids such as serum, plasma and gastric juices.

•	While a similar test has not been performed in humans, BioSilicon has been shown to dissolve when placed subcutaneously in guinea pigs.

•	We have tested BioSilicon in a variety of buffered solutions (salty waters).
     Because of these qualities, BioSilicon has the potential to serve as a biomedical device in or on the body. We believe that BioSilicon may have multiple potential applications in healthcare. We are currently working toward developing applications for controlled slow release drug delivery and diagnostics. We believe that other potential applications may include tissue engineering, orthopedics and food science (food sensors and nutraceutical products).
Core Markets
Brachytherapy
     Brachytherapy is a relatively new form of treatment for cancer involving the localized delivery of radioactive agents directly into a tumor. The market is currently dominated by the use of radioactive ‘seeds’ for the treatment of hormone non-responsive prostate cancer. These are mainly used for the treatment of prostate cancer and can cause trauma on application. Current mainline brachytherapy implants are relatively large, causing trauma and hemorrhaging in tumors. Such seeds also carry comparatively long-range radio emitters that cause normal tissue damage and other quality of life problems to the patient. Other products in this area such as Yttrium 90 (Y90) ceramic spheres are not generally administered directly into tumors but into the vasculature feeding tumor-bearing organs such as the liver. The latter approach causes a significant degree of healthy tissue damage. These current therapeutic regimens have limited value for inoperable liver cancer. Liver cancer is currently one of the world’s major causes of cancer-based mortality.
Drug Delivery
     The market for new drug delivery formulations is rapidly growing. Drug delivery has proved to be a critical element in the drug development process, resulting in enhanced safety and efficacy of many medicines. Improvement of drug delivery is important for better patient safety and drug bioavailability. Furthermore, the use of novel drug delivery systems is an increasingly important strategy for major pharmaceutical and biotechnology companies as they recognize the benefits of forging relationships with drug delivery companies to enable the delivery of new drugs and extend the commercial life of their current drugs.
Core BioSilicon Applications
Brachytherapy
     Brachytherapy is a relatively new form of treatment for cancer and involves the delivery of radioisotopes directly into the tumor. With improved tumor location and mapping, this approach to cancer therapy has grown substantially in recent years allowing the physician/surgeon/radiologist to specifically expose tumor tissue to radioisotopes in a targeted manner.
     For brachytherapy treatment, we believe BioSilicon has many significant advantages:
•	Short range — 32-P isotope has a short active range resulting in less damage to healthy tissue

•	Range of tumors — fine gauge needle delivery allows potential application to all solid tumors, unlike current brachytherapy products

•	Direct delivery — injection via fine gauge needle minimizes side effects and tissue trauma

•	Inexpensive device — low cost, abundant availability of silicon, with scale up proven

•	Distribution — 32-P half-life of 14 days allows more convenient distribution to hospitals and application in the patient

•	Immobilization — 32-P device is immobilized in the tumor, significantly reducing risk of leakage or systemic side effects
BrachySil™
     BrachySil, our lead product candidate, is a brachytherapy product that we believe has the potential to significantly expand the current brachytherapy market size. BrachySil consists of an injectable BioSilicon structure that carries 32-phosphorus, or 32P, a radioactive isotope which has been shown to shrink tumors. The isotope 32P emits beta or electron radiation which has been shown to be effective at shrinking tumors. However, this radiation is harmful to healthy tissue. Therefore, the 32P and its radiation must be confined to the area of the tumor and not allowed to travel within the body. Existing 32P-based products do not fully immobilize 32P, allowing the isotope to dissolve, enter the bloodstream and harm healthy tissue in other parts of the body. We have engineered BrachySil to ensure that the 32P is unable to escape the BioSilicon particle. Therefore, the 32P is in effect “locked” into BrachySil by producing an amalgam of phosphorus and silicon. The BrachySil treatment is delivered, without surgery, via injection through the abdomen using a fine gauge needle, allowing the clinician to administer a single dose of BrachySil directly into the tumor site. BrachySil offers interventional radiologists a short-range longer life isotope that can be delivered through a fine bore needle making it a more user friendly and precise product for both patient and physician. We have tested BioSilicon in a variety of buffered solutions (salty waters).

     We are developing products in this growing area through our wholly-owned, Singapore-based subsidiary pSiOncology in conjunction with Singapore General Hospital. pSiOncology is also developing localized chemotherapy products.
     Phase IIb clinical trials commenced with BrachySil (32-P BioSilicon) as a potential new brachytherapy treatment for inoperable primary liver cancer (hepatocellular carcinoma, HCC). The first patient has successfully received treatment at Singapore General Hospital using a new fine-gauge needle multi-injection device which will enable for the first time, larger and also multiple tumors to be treated. A total of 50 patients will be entered into this multi-centre trial which will be conducted in Singapore, Malaysia and Vietnam. BrachySil trials for pancreatic cancer are expected to commence in the first quarter of 2006.
     The study, which was designed in collaboration with Singapore General Hospital and approved by the Singaporean regulatory authority (Health Sciences Authority) will determine the optimal dose of BrachySil in treating inoperable HCC. Patients will be evaluated up to 12 months after treatment, and the endpoints are based on evaluations of patient safety and target tumor responses, as well as overall survival.
     The study is intended to provide pivotal efficacy and safety data to support future product registration and approval of BrachySil as an effective treatment for primary liver cancer. These results are expected to build on the findings of a Phase IIa study concluded earlier this year on patients with advanced liver cancer. In this trial, which was also conducted at Singapore General Hospital, BrachySil was found to be both safe and well tolerated. It was also found to reduce significantly the size of some tumors treated even on a lower dose than that used in the earlier trials.
     In addition, the Phase IIb trial will include a clinical evaluation of our proprietary SIMPL™ implantation system. SIMPL™ is a fine-gauge needle, multi-injection device, through which BrachySil is injected as a liquid suspension directly into tumors under local anesthetic. The device has been designed to distribute the implanted dose from a single entry point and to enable physicians to treat larger tumors. This device is expected to be a further significant advantage of BrachySil over existing brachytherapies as well as assist in expanding the application of BrachySil to other solid tumor cancers.
     Assuming that trials are successful and an optimal dose is established, we intend to undertake larger multi-center clinical trials involving patients in both Asia and Europe to produce data sufficient to register BrachySil for use as an approved treatment for primary liver cancer. We expect completion of its optimization dose study during early 2006, followed by initiation of regulatory studies, thus registration could potentially be completed in mid 2007. Following BrachySil’s registration, we anticipate rapid adoption of the treatment because it is delivered by means of a fine gauge direct needle without surgery under local anesthetic and patients are able to be discharged the following day. If BrachySil becomes registered as anticipated in 2007, we intend to investigate BrachySil’s use as a treatment for other inoperable tumors such as pancreatic, metastatic ovarian and tumors within the peritoneum, brain and lung. we believe that such approvals may expand the market for brachytherapy.
     During early 2006, we also intend to open up dialogue with the FDA in order to establish that BrachySil may appropriately be regulated as a device rather than as a drug. We are pursuing a similar strategy with respect to EU regulatory authorities to qualify for device registration in Europe under the auspices of a CE mark application. Generally speaking, obtaining regulatory approval to market a medical device is much less expensive and time consuming than the process required for a drug. We also intend to consult with government regulators in various other jurisdictions to promote this strategy.
Drug Delivery
     We are also strongly focused on the application of BioSilicon technology to a controlled, slow release drug delivery product. We intend to achieve this through the development of our own products such as BrachySil; the delivery of generic or “off patent” drugs utilizing new delivery methods comprised of BioSilicon; and licensing the use of BioSilicon to pharmaceutical companies for delivery of their patented drugs.
     The following properties make BioSilicon a potentially effective drug delivery platform:
•	high drug loading rates (up to 95.0%);

•	ability to control release timing (hours/days/weeks/months);

•	ability to vary pore size to accommodate different drug sizes;

•	ability to serve as a conductor of electrical charge which can be altered to regulate drug delivery rate; and

•	potential incorporation of diagnostics and delivery intelligence.
     BioSilicon functions as a “honeycomb” structure to retain drugs within the ‘cells’ within the nanometer scale structure. In contrast, many polymers cause toxicity and inflammation and can actually chemically react with the pharmaceutical being delivered. BioSilicon’s biodegradability and solubility can be finely tuned without changing the chemical nature of the material itself. Thus, unlike polymer-based systems, BioSilicon’s composition is identical for all potential products whether they are implants for drug delivery or biodegradable orthopedic devices (pins, screws, braces, etc.). The only characteristic that is varied is the level of engineering and shape of the silicon device. Computer model systems have shown that the rate at which the BioSilicon structure degrades in the body can be precisely regulated in order to release a drug over a period of time.
     We also plan to develop “smart” drug delivery devices making use of the semi-conductor properties of silicon. BioSilicon can potentially perform in the same manner as a silicon chip, thus providing the opportunity to marry the electronic potential of the material with healthcare applications. Utilizing these properties may enable processors, sensors and telemetry to be incorporated into a biodegradable drug delivery structure. This combination may provide for a more powerful delivery system than conventional polymer-based systems which must rely on their natural rate of biodegradation. With a biodegradable BioSilicon chip, the drug release might be made ‘intelligent’ through microprocessor control.
     We have an agreement with an undisclosed top 5 global pharmaceutical company for the staged evaluation of BioSilicon for drug delivery. The agreement covers the evaluation of BioSilicon for the controlled release of a number of selected compounds. The pharmaceutical company will fund the direct costs of the program.
Non-Core Applications
Diagnostics
     In August of 2004 we incorporated AION Diagnostics in Australia to develop diagnostic applications for BioSilicon.
     Through AION Diagnostics, pSivida seeks to develop diagnostic applications using the biodegradable, optical, semiconductor and micro machining properties of BioSilicon. AION Diagnostics will look to develop products through strategic collaborations with universities, research institutions and industry partners. AION Diagnostics will also seek grant funding in Australia and the United States. Research currently being undertaken is at a preliminary stage only and there is no guarantee that BioSilicon will ultimately be used in the commercialization of a product in this area.
     We have assigned to AION Diagnostics a licensing agreement with Forschungszentrum Jülich for the use of our porous silicon optical mirror technology. Forschungszentrum Jülich is a science and engineering research institution funded jointly by the Federal Republic of Germany and the State of Nordrhein Westfalen.
Orthopedics
     We believe that BioSilicon also has potential to be used as a biodegradable scaffold for orthopedic tissue engineering. A porous silicon structure could be deliberately sculpted to provide bone-building cells with a scaffold that the cells can penetrate and to which cells can anchor. As the bone tissue deposits itself onto the scaffold, the silicon would slowly dissolve away, eventually leaving just the new bone. Silicon’s ability to carry an electrical current charge bias may also give BioSilicon an advantage in the treatment of bone conditions, promote bone growth and may have other orthopedic applications. Data gathered to date in preclinical studies indicate that cells will grow and divide in BioSilicon substrates and that BioSilicon can be osteo-conductive, promoting bone growth and deposition. In July 2003, pSiMedica entered into a shared revenue agreement with Texas Christian University, for which Texas Christian University will receive 10.0% of patent royalties for any joint intellectual property developed in the areas of tissue engineering and orthopedic applications. Research being undertaken in the orthopedics field is still at a preliminary stage, and there is no guarantee that BioSilicon will ultimately lead to a commercializable product in this area.
Tissue Engineering
     We believe that BioSilicon also has potential uses in tissue engineering as a biodegradable scaffold or framework. U.S. based Cytomatrix is evaluating BioSilicon for the expansion of stem cells for the treatment of a variety of diseases. Singapore General Hospital is assessing the use of BioSilicon as a scaffold to assist the growth of tissue cells for applications in areas such as craniofacial and reconstructive surgery. The McComb Foundation, an Australian company, together with its commercialization partner, Clinical Cell Culture, Ltd., is evaluating the use of BioSilicon as a scaffold to assist in the growth of various cells for application in future tissue engineering products including in the wound healing and burns area. Depending on results and compatibility with Clinical Cell Culture’s products, Clinical Cell Culture will have the right to commercialize products combining its proprietary technology with BioSilicon. We are also examining the use of growth and disease inhibiting factors within the BioSilicon scaffold to assist with tissue regeneration. We are also active in the area of wound management products, including research into the development of potentially novel biodegradable sutures. All of these research initiatives involving the use of BioSilicon in the area of tissue engineering are at a preliminary stage only and there is no guarantee that BioSilicon will ultimately be used in the commercialization of any products in this area.
Food Technology
     In December 2005 we incorporated pSiNutria Limited in Australia to develop applications of our silicon technology in the food industry. pSivida Limited plans to license the use of BioSilicon™ as an ingestible ingredient in food applications. pSiNutria is also developing patentable intellectual property using silicon in the food packaging area.
     We have entered into an agreement with ITOCHU Corporation to explore the development and commercialization of new ingestible BioSilicon products in the area of food technology. ITOCHU is a large multinational corporation headquartered in Japan with considerable experience in the food industry and interests ranging from technology development and production through to distribution and retail. Further international collaborations and licensing opportunities are anticipated in the food industry. Our research in the area of food technology is at a preliminary stage only and there is no guarantee that BioSilicon will ultimately be used in the commercialization of a product in this area.
Subsidiary Companies
pSivida Inc.
     On October 3, 2005, we entered into a merger agreement with CDS, a Boston-based company engaged in the design and development of drug delivery products. The merger agreement provided that a newly-formed subsidiary of pSivida would merge into CDS, with CDS surviving the merger as a wholly-owned subsidiary of pSivida with the name of pSivida Inc. After approval by the required majorities of both companies’ shareholders and the fulfillment of other closing conditions, the merger was completed on December 30, 2005.
pSiMedica
     In December 2000, we co-founded pSiMedica Ltd, a company incorporated in the United Kingdom. pSiMedica was formed with QinetiQ Group plc and several individuals and privately held investment companies. We invested A$1.0 million to acquire an 11.1% interest in pSiMedica. QinetiQ, which was formerly part of the Defence Evaluation and Research Agency, or DERA, an agency of the government of the UK, is currently one of Europe’s largest science and technology solutions companies. QinetiQ remains 56.0% owned by the UK Ministry of Defence on behalf of the Government of the United Kingdom, but has sold interests of 30.5% to the Carlyle Group, one of the world’s leading private equity firms, and 13.0% to QinetiQ’s employees.

     Further significant events in pSiMedica’s history are as follows:
•	In May 2001, we increased our ownership in pSiMedica from 11.1% to 40.1% by acquiring 28.9% of pSiMedica’s outstanding ordinary shares from other minority shareholders. This acquisition of shares in pSiMedica was made in consideration for A$1.8 million in cash and the issuance of 10,918,535 of our ordinary shares at a value of A$0.30 per share, or a total consideration value of A$5.1 million. At the same time, we also received powers of attorney over the pSiMedica shareholdings of Viaticus Capital Pty Ltd, representing 1.5%; Mr. Sam Giacomo, representing 1.4%; Mr. David McAuliffe, representing 1.4%; and Dr. Aston, representing 7.0%. These transactions resulted in our holding an indirect 51.4% controlling interest in pSiMedica, and thereafter, we began to consolidate pSiMedica in our consolidated financial statements.

•	On March 7, 2002, we subscribed for additional shares issued by pSiMedica. This had the effect of increasing our direct percentage ownership by 2.8% to 42.9% and indirect effective control to 50.8%. The consideration paid by us in relation to this additional investment amounted to £1 million (approximately A$2.7 million). This investment was required to fund continued research and development by pSiMedica.

•	On October 13, 2003, we again subscribed for additional convertible preference share capital in pSiMedica, increasing our direct ownership by 3.4% to 46.3% with indirect effective control over 53.1%. The consideration paid by us in relation to this additional investment amounted to £2.0 million (approximately A$4.8 million). This investment was required to fund continued research and development by pSiMedica.

•	On August 4, 2004, we acquired the remaining shares in pSiMedica that we did not already own. The consideration paid was $59,224,568 which comprised of $4,323,622 in cash, a total of 49,804,381 ordinary shares of pSivida issued at a value of $1.09 for A-GAAP purposes, 638,537 pSivida options with an estimated fair value of $292,828 (issued to employees of pSiMedica in exchange for their rights being waived in relation to options previously issued by pSiMedica) and direct acquisition costs totaling $321,342. As a result of this transaction QinetiQ became our largest shareholder, holding 17.5% of its issued capital at that time.
pSiOncology
     On July 24, 2002, pSiOncology Pte Ltd. was formed in Singapore by pSiMedica, Singapore General Hospital and Biotech Research Ventures Pte Ltd to develop BioSilicon brachytherapy products for the treatment of operable and inoperable cancer tumors.
     In May 2004, the minority shareholders in pSiOncology, Singapore General Hospital Technology Ventures Pte Ltd and Biotech Research Ventures Pte Ltd, exchanged their pSiOncology shares for newly issued shares in pSiMedica. Since that time, pSiMedica has been the holder of 100.0% of the issued share capital of pSiOncology.
AION Diagnostics
     On August 24, 2004, we incorporated AION Diagnostics Limited in Australia to develop and commercialize diagnostic applications of BioSilicon. We have licensed diagnostic and sensor applications of the BioSilicon platform technology to AION Diagnostics. We capitalized AION Diagnostics with A$1.2 million. In addition, zero exercise price options have been created over 20.0% of the fully diluted issued capital to be awarded to directors, staff and consultants of AION Diagnostics, subject to the achievement of milestones. By exploiting both the biocompatible and biodegradable properties of BioSilicon, AION Diagnostics will be seeking to commercialize diagnostic products that will provide real time continuous measurement of important diagnostic markers. The move to spin out AION Diagnostics will enable a separate team to focus on leveraging the technological opportunities in BioSilicon to develop and commercialize a diagnostics product portfolio, while we and our staff remain focused on the core areas of slow release drug delivery and brachytherapy.

     Both QinetiQ and pSivida act as strategic partners of AION Diagnostics as AION Diagnostics is seeking to develop products through strategic collaborations with universities, research institutions and industry partners and to obtain grant funding in Australia and the US.
pSiNutria Limited
     On December 5, 2005, we incorporated pSiNutria Limited in Australia to develop applications of our silicon technology in the food industry. pSivida Limited capitalized pSiNutria with A$1.5 million and will grant pSiNutria a royalty bearing exclusive license for the use of BioSilicon™ as an ingestible ingredient in food applications. pSiNutria is also developing patentable intellectual property using silicon in the food packaging area.
Collaborations
QinetiQ
     In connection with the organization of pSivida and pSiMedica, in December 2000, pSiMedica entered into a technology license agreement with the Defence Evaluation and Research Agency, or DERA, an instrumentality of the UK government. The technology license gave pSiMedica the right to use intellectual property associated with BioSilicon to develop, manufacture and sell products for uses on or in the human and animal body. The intellectual property included patents, patent applications, various research reports, trademarks, know-how and other materials. The license was granted on a worldwide, royalty free basis in exchange for shares in pSiMedica. DERA retained the right to use the intellectual property in connection with defense-related, noncommercial purposes. The license provided that DERA would later assign the intellectual property outright upon the fulfillment of certain conditions, including pSiMedica successfully raising additional funds.
     In March 2002, subsequent to our making an additional investment in pSiMedica funded by our November 2001 placement of ordinary shares, pSiMedica entered into an assignment agreement with QinetiQ. Pursuant to the assignment agreement, QinetiQ, the successor to DERA’s rights to the intellectual property, assigned the outright ownership of the intellectual property to pSiMedica with QinetiQ retaining only the right to sublicense the intellectual property to DERA for noncommercial, defense-related uses and, subject to reasonable terms, in connection with purposes outside of pSiMedica’s original field of use. pSiMedica gave only nominal consideration for assignment, as the obligation to assign the intellectual property was pursuant to the earlier license agreement. Pursuant to the assignment agreement, pSiMedica became the owner of all the relevant patents, patent applications, research reports, trademarks, know-how and other materials associated with BioSilicon.
Singapore General Hospital
     During July 2002, pSiMedica entered into an agreement with Singapore General Hospital related to the incorporation of pSiOncology Pte Ltd., now an indirect wholly-owned subsidiary of pSivida and a direct wholly-owned subsidiary of pSiMedica. The agreement involves the licensing of intellectual property pertaining to BioSilicon from pSiMedica to explore its potential as a platform for brachytherapy. During May 2004 pSiMedica issued shares to Singapore General Hospital in exchange for the outside equity interest in pSiOncology Pte Ltd and subsequently as a result of the transaction whereby we acquired the outside equity interest in pSiMedica, Singapore General Hospital exchanged its pSiMedica shares for pSivida ordinary shares.
AEA Technology QSA GmbH
     During March 2004 pSiMedica entered into a three year agreement with AEA Technology QSA GmbH for the construction of a facility for the production and manufacture of radioactive 32P-BioSilicon nano-structured micro particles to meet pSiMedica’s commercial supply requirements. This facility was completed in September 2005.

License Agreement with Beijing Med-Pharm
     On October 27, 2005 we signed a license with Beijing Med-Pharm Corporation for the clinical development, marketing and distribution of BrachySil in China. Under the terms of the license, we will manufacture BrachySil and Beijing Med-Pharm will be responsible for clinical development, securing regulatory approval, marketing and distribution in China. We will retain manufacturing rights for BrachySil under the license. It is a condition of the license that a manufacturing and supply agreement for us to supply BrachySil to Beijing Med-Pharm is concluded within 90 days of October 27, 2005. The license includes upfront payments to pSivida of US$375,000 (approximately A$514,000) upon entering into the license and US$375,000 (approximately A$514,000) upon entering into the manufacturing and supply agreement, and additional payments of up to US$1,750,000 (approximately A$2,400,000) if certain milestones are achieved. In addition, we will receive royalties ranging from 10% up to 30%, depending upon level of sales.
Top Five Global Pharma
     On October 22, 2004, we entered into an agreement with an undisclosed top five global pharmaceutical company for the staged evaluation of BioSilicon as a delivery vehicle for selected compounds. The initial stage of the planned 12 month program has concluded, meeting the agreed technical success criteria, and triggering a payment to us under the terms of the agreement.
ITOCHU Corporation — Japan, Asia and Food Technology
     A non-exclusive agreement was signed with ITOCHU Corporation for the development and commercialization of BioSilicon in Japan and Asia and food applications. ITOCHU, one of the world’s largest corporations is engaged in development of commercial opportunities and products for BioSilicon in Japan and other significant markets in Asia. ITOCHU also has significant experience and expertise in the food industry and is engaged in the development and commercialization of new products utilizing BioSilicon technology in the rapidly growing area of food technology and nutraceuticals.
Cirrus Pharmaceuticals
     We recently entered into a contract with U.S.-based Cirrus Pharmaceuticals, Inc., an independent research and development organization based in Research Triangle Park, North Carolina, to accelerate and expand development of a number of specific drug candidates formulated in BioSilicon to expand a BioSilicon product pipeline of reformulated drugs. The development contract has an initial extendable term of one year and provides a dedicated team of scientists from Cirrus Pharmaceuticals. The relationship has been established to seek to generate new products based on reformulating existing specific generic and proprietary drugs and their delivery utilizing BioSilicon. To the extent that such new reformulations or delivery demonstrate improved efficacy, safety and/or compliance as compared to the original product, then we will be able to claim patent protection on its new products. All intellectual property developed through this collaboration relating to BioSilicon will be wholly-owned by us.
EPITAN — Completion of Proof of Concept Study
     We have entered into an agreement with the Institute of Medical and Veterinary Science in Adelaide, South Australia, pursuant to which an in vivo study was conducted that indicated that a single injection of our porous BioSilicon technology successfully released MELANOTAN™ over a sustained period. The outcome of this collaboration may lead to a second-generation liquid-based injectable MELANOTAN™ product.
Forschungszentrum — Porous Silicon Mirror Technology
     Our subsidiary, AION Diagnostics, is a party to a licensing agreement with Forschungszentrum Julich GmbH, part of Germany’s largest research institute, to acquire rights in the use of Forschungszentrum’s porous silicon mirror technology. Combining this technology with its recently acquired BioSilicon diagnostics platform, AION Diagnostics intends to examine the development of BioSilicon optical mirrors as an in vivo diagnostic device, with the ability to provide early diagnosis and continual monitoring of patients.
Flinders University / ARC Grant
     Together with the Flinders University of South Australia, we were awarded an ARC Industry Linkage Grant. Flinders University plans to develop a novel ophthalmic bioimplant from BioSilicon. The project is intended to result in biomaterials for the treatment of blinding diseases of the eye. Implanted into the limbus, bioimplants may ameliorate some common corneal diseases.

University of South Australia — Evaluation of Protein & Peptide Delivery
     We entered into a research and development collaboration with the University of South Australia to evaluate the potential of the BioSilicon platform for the delivery of protein and peptide-based therapeutics (or biopharmaceuticals) including antibodies, hormones and growth factors that account for a substantial and increasing segment of the pharmaceutical market. Preliminary investigations using BioSilicon have indicated its utility for the delivery of biopharmaceuticals, including its potential for the development of new controlled release formulations of existing marketed therapeutics.
University of Pittsburgh (U.S.) — DNA vaccine delivery
     Our collaboration with the University of Pittsburgh is exploring the use of BioSilicon in binding and protecting DNA during vaccine therapy in model systems. pSiMedica has developed the technology to load and release DNA from BioSilicon matrices resulting in effective production of immunogen (the antigen for which the DNA codes). The ability to load and protect DNA during vaccine regimens is vital to the production of DNA vaccine products.
McComb Foundation/Clinical Cell Culture Ltd (Australia) — tissue engineering products
     The McComb Foundation is a research organization established in 1999 to conduct research into tissue engineering. Clinical Cell Culture, an ASX listed biomedical company, is the McComb Foundation’s commercialization partner which develops and distributes tissue-engineered cellular products for autologous skin replacement. Clinical Cell Culture’s products are based in part on technologies licensed from the McComb Foundation. The McComb Foundation and Clinical Cell Culture are evaluating the use of BioSilicon as a scaffold device to assist in the growth of various cells for application in future tissue engineering products including in the wound healing and burns area. Depending on results and compatibility with Clinical Cell Culture’s products, Clinical Cell Culture will have the right to commercialize products combining its proprietary technology with BioSilicon. The collaboration agreement was entered into in August 2003.
Singapore General Hospital (Singapore) — tissue engineering
     In addition to Singapore General Hospital’s work with BrachySil, other research programs being conducted at SGH’s Department of Plastic Surgery are assessing the use of BioSilicon as a scaffold to assist in the growth of tissue cells for applications in areas such as craniofacial and reconstructive surgery.
Manufacturing
     We currently produce BioSilicon™ at our facilities at Malvern in the UK, and also have an option to acquire additional BioSilicon from QinetiQ in the UK for use in internal and collaborative research. Our lead product, BrachySil, is currently manufactured in accordance with FDA guidelines by Hosokawa Micron Group, Atomising Systems Ltd, HighForce Ltd and AEA Technology QSA GmbH. We require that BrachySil be manufactured in accordance with FDA guidelines because, in the U.S., the FDA regulates the manufacturing processes used to produce products such as ours, and the U.S. is the largest market into which we hope to be able to market BrachySil in the future. We intend to apply to the FDA to market BrachySil in the U.S., which will require FDA certification of our compliance with its regulations. We believe that our experience in manufacturing in compliance with FDA guidelines should facilitate the application process. To date, we have not sought nor have we received approval from the FDA of its manufacturing processes.
     BioSilicon is manufactured through the controlled nano-structuring of elemental silicon. This process consists of the acid etching of elemental silicon which results in the creation of interconnected nanowire structures that resemble a honeycomb. This structure allows elemental silicon to become biodegradable while also allowing the retention of therapeutic substances within the honeycomb matrix. In order to produce suitable drug delivery devices, we have sought to engineer products that fulfill particular clinical requirements. For example, in order to administer therapies using fine bore needles of 18 gauge or smaller, the delivery device must be no larger than 1.2 millimeters in diameter. The manufacture of BrachySil requires several steps. These steps include:
•	The production of a fine powder of silicon;

•	Measurement and separation of suitably-sized silicon particles for clinical application;

•	Acid etching to produce biodegradable silicon particles; and

•	Phosphorus coating and neutron transmutation to produce particles coated with 32P.
     In order to achieve the four steps above, we have sought to contract with four separate companies, each an expert in one of the above manufacturing processes.
     We have developed BioSilicon production capability at our own facilities in the UK.
     During March 2004 pSiMedica entered into a three year agreement with AEA Technology QSA for the construction of a facility for the production and manufacture of radioactive 32P-BioSilicon nano-structured microparticles to meet pSiMedica’s commercial supply requirements. This facility was completed in September 2005.
Intellectual Property
     We believe that we enjoy a strong intellectual property position, with core biomaterial patents granted in the valuable United States and European markets. We own all intellectual property rights in relation to BioSilicon for which there are as at December 31, 2005, 36 granted patents, 31 patent families and over 90 patent applications. The core patent, which recognizes BioSilicon as a biomaterial, was granted in the United Kingdom in 2000 and the United States in 2001.
     Product candidates and component materials protected by patents and patent applications owned by pSiMedica include materials comprising bioactive, resorbable and biocompatible silicon that are of value in the fabrication of new generations of intelligent drug delivery devices, orthopedic implants and intelligent diagnostic tools.
     In December 2000, QinetiQ granted pSiMedica an exclusive, worldwide, royalty free license to the BioSilicon technology in the field of human and animal healthcare and diagnostic applications on or in the body. This license includes rights of first refusal over technologies developed by QinetiQ related to this field. QinetiQ was granted 41.7% of the issued share capital on the founding of pSiMedica in exchange for this license. In March 2002, after we achieved certain milestones, including the successful completion of its second round funding and the investment of an additional one million pounds in pSiMedica, the license from QinetiQ was converted into an assignment of such rights, including ownership of patents and other intellectual property. On August 4, 2004 we acquired the remaining shares QinetiQ held in pSiMedica. The consideration paid was A$4.3 million together with a total of 49,804,381 ordinary shares issued at a value of A$1.09 per share.
     Our patent portfolio comprises patents and patent applications relating to the use of BioSilicon on or in the body. All intellectual property rights for BioSilicon are owned royalty free. pSiMedica holds granted patents that cover the broad use of BioSilicon in healthcare applications and patents that relate more specifically to our core focus of specialized drug delivery, targeted internal cancer therapy, diagnostics and the use of silicon in food and pharmaceuticals.
     Potential products protected by patents and patent applications owned by pSiMedica include materials comprising bioactive, resorbable and biocompatible silicon that are of value in the fabrication of new generations of intelligent drug delivery devices, orthopedic implants and intelligent diagnostic tools.
     The following table provides general details relating to our patents and patent applications; it is based on information available on December 31, 2005. The table does not include patents and patent applications held by CDS (now pSivida Inc.) and acquired by us in the acquisition of CDS on December 30, 2005.

Priority Number	Status	Subject Matter

9515956.2	National applications (EP, JP, CA) Granted (GB1, GB2, US1, US2, KR1, KR2) Divisional (US3)	The claims relate to resorbable, bioactive, and biocompatible forms of silicon. Further claims relate to electronic devices and composites comprising bioactive silicon.

9808052.6	National applications (CA, JP, KR, US) Granted (AU, NZ, EP1, CN1) Divisional (EP2, CN2)	The claims relate to resorbable and biocompatible silicon implants for the delivery of beneficial substances to animals or humans.

9815819.9	National applications (CA, CN, HK, JP, KR) Granted (US1, AU1, AU2, EP1, NZ) Divisionals (US2, EP3)	The claims relate to the transfer of material (such as, but not limited to, genetic material) into cells using porous or polycrystalline silicon. The claims also specifically relate to biolistic (also known as microprojectile) delivery.

9909996.2	National applications (CA, CN, JP, KR, US) Granted (AU, EP, NZ)	The claims relate to the use of derivatised porous silicon as a biomaterial and to devices, including electronic devices, comprising derivatised porous silicon.

9924334.7	National applications (CA, JP, US) Granted (SG, AU, EP)	The claims relate to orally administrable pharmaceutical products, including products comprising electronic circuitry, comprising porous or polycrystalline silicon.

9928511.6	National applications (CA, JP, US) Granted (EP, NZ, AU, SG)	The claims relate to an invention which is of value in the treatment of patients that have taken an overdose.

9929521.4	National applications (CA, EP, JP) Granted (NZ, AU, US1, SG) Accepted (US2)	The claims relate to a method of fabricating hermetically sealed silicon capsules suitable for drug delivery, and for the packaging of electronic implants.

0008494.7	National applications (EU, JP) Granted (US)	The claims relate to substantially monodispersed (having the same size or shape) porous silicon particles.

0014079.8	National applications (US, JP, SG) Granted (AU1, EP1) Divisional (AU2, EP2)	The claims relate to a silicon composite material, suitable for use in bone repair and bone replacement, comprising silicon and a carrier material.

0020276.2	National applications (US, CA, JP) Granted (EP, NZ, AU)	The claims relate to dermatological compositions comprising porous and/or polycrystalline silicon.

0104383.5	National applications (US, AU, CA, JP, EP) Granted (NZ, SG)	The claims relate to products comprising silicon for the treatment of cancer.

0118689.9	National applications (US, AU, CA, JP, EP, SG)	The claims relate to the use of silicon for the pulmonary delivery of drugs to human or animal patients.

0120202.7	National applications (JP, EP, SG) Accepted (AU, US1) Divisional (US2)	The claims relate to sweat patches, including patches comprising electronic circuitry, for the collection and detection of sweat components.

0130608.3	National applications (US, EP, JP, AU, SG, CN, KR)	The claims relate to silicon fibers or fabrics for medical use.

0212667.0	National applications (US, CA, JP, EP, AU, NZ)	A novel orthopaedic scaffold, and a self-assembly process for fabrication of such a scaffold.

0302283.7	National applications (US, EP, JP, CN)	The claims relate to the use of silicon for boron neutron capture therapy.

Priority Number	Status	Subject Matter

0324483.7	International application (All PCT states)	The claims relate to porous silicon compositions having high levels of loading, and to methods of loading.

0324482.9	International application (All PCT states)	The claims relate to chlorambucil/porous silicon and taxol/porous silicon compositions for brachytherapy.

0400149.1	International application (All PCT states)	The claims relate a method of fabricating a phosphorous containing silicon material.

0411358.5	International application (All PCT states)	The claims relate to the fabrication of a consolidated silicon particulate product. The method is of particular value in the fabrication of inexpensive anodised porous silicon.

0419653.1	International application (All PCT states)	The claims relate to a syringe having a curved flexible needle for introducing BrachySil into a tumor.

0420676.9	International application (all PCT states)	The claims relate to a chronotherapeutic device.

0423383.9	International application (all PCT states) + Taiwanese application	The claims relate to ductile silicon structures, and medical use of such structures.

0504657.8	Priority Application	The claims relate to a new treatment for osteoporosis.

0508174.0	Priority Application	The claims relate to Oral hygiene compositions.

0515357.2	Priority Application	The claims relate to a silicon packaging material.

0515353.1	Priority Application	The claims relate to the use of silicon in food products.

0519066.5	Priority Application	The claims relate to an analytical device for testing body fluids.

0519391.7	Priority Application	The claims relate to tissue markers and contrast agents comprising porous silicon

0526332.2	Priority Application	The claims relate to a pharmaceutical product comprising an excipient that melts at 37C.

Not yet known	Priority Application	The claims relate to a composition comprising porous silicon having one or more beneficial organic substances covalently linked to the silicon surface.

Notes:

(a)	Each invention group is identified by the earliest priority patent application number. Each priority application is filed at the GB Patent Office, and hence the priority numbers are GB application numbers.

(b)	The table shows the status of each invention group. For example a case will typically be filed as a priority GB application, it will then go on to be filed as an international patent application. The final stages are national filing (for example in U.S., Europe, etc) and grant.

(c)	The nature of the protection provided by the claims is given in the “Subject Matter” part of the table.

(d)	Abbreviations are used to indicate the states in which national applications have been filed. These abbreviations are as follows: AU = Australia, GB = Great Britain, CA = Canada, CN = China, EP = Europe, HK = Hong Kong, JP = Japan, KR = Korea, NZ = New Zealand, SG = Singapore, US = United States.

(e)	Divisional applications are indicated by “1”, “2”, “3” etc, for example GB1, GB2, EP1, EP2, US1, US2, US3.

(f)	For NZ and AU applications the term “accepted” means that a Notice of Acceptance has been received. For the EP applications, the term “accepted” means that a Rule 51(4) EPC Communication, in which the Applicant is informed of the intention to grant a patent, has been received. For US applications the term “accepted” means that the Notice of Allowance has been received. For China the term “accepted” means that a Decision on Granting of Patent Right has been issued.
     We have strengthened our intellectual property portfolio with the granting of an additional 10 patents during the past year. In August 2005, we were granted our fifth patent in the important United States market which provides for the classification of porous silicon into monodispersed particles with a tight size distribution. The classification into tight sized distributions is a key attribute of many micro-engineered particle products.
     We were also granted our first patents in China and Korea. We believe that obtaining patent coverage in China is important as China has the highest incidence of primary liver cancer in the world with approximately 350,000 cases in 2002. The potential lower cost of the Chinese registration pathway and the vast need of products treating liver cancer make China an important commercial target.
     The two Korean patents provide protection for bioactive and resorbable silicon together with the electronic-based properties of BioSilicon in the stimulation of orthopedic tissue repair and re-engineering. The technology also has application for treatment of fractures that do not heal, such as “bone non-union”. We believe that Korea’s recognized strength in the design and manufacture of micro-components for the electronics industry makes it an important jurisdiction for this technology. We hope to capitalize on Korea’s technology strengths as well as the higher margins associated with healthcare products.
     We believe that pSivida enjoys a strong intellectual property position, with core biomaterial patents granted in the valuable United States and European markets. Granted patents are held for each of our first three inventions that cover the broad use of BioSilicon in healthcare applications, we own all intellectual property rights in relation to BioSilicon for which there are as at December 31, 2005, 36 granted patents, 31 patent families and over 90 patent applications. QinetiQ, as a former agency of the United Kingdom government, under the terms of the initial Intellectual Property assignment, is required to assist in the defense of any challenge to the initial core patents.
Sales and Marketing
     We have no experience in the sales, marketing and distribution of healthcare products. If in the future we fail to reach or elect not to enter into an arrangement with a collaborative partner with respect to the sales and marketing of any of our future products, we would need to develop a sales and marketing organization with supporting distribution capability in order to market such products directly. Significant additional expenditures would be required for us to develop such a sales and marketing organization.
Competition
     We are engaged in healthcare product development, an industry that is characterized by extensive research efforts and rapid technological progress. Many established biotechnology companies, universities and other research institutions with financial, scientific and other resources significantly greater than ours are marketing or may develop products that directly compete with any products we may develop. These entities may succeed in developing products that are safer, more effective or less costly than products we may develop. Even if we can develop products which should prove to be more effective than those developed by other companies, other companies may be more successful than us because of greater financial resources, greater experience in conducting preclinical studies and clinical trials and in obtaining regulatory approval, stronger sales and marketing efforts, earlier receipt of approval for competing products and other factors. If we commence significant commercial sales of any products, we or our collaborators will compete in areas in which we have no experience, such as marketing. There can be no assurance that our products, if commercialized, will be accepted and prescribed by healthcare professionals.
     Our principal competitors in this market are the numerous drug delivery and pharmaceuticals companies that are attempting to improve the safety and efficiency of pharmaceuticals by developing and introducing novel delivery methods. Most of these companies aim to deliver drugs with polymer-based systems, some of which are not biodegradable. We do not know of any other company that is developing a non-polymer — i.e., pure element — drug delivery system.

Revenue
     The following table details the revenue recognized by the company by type and by geographical location for the years ended June 30, 2005, 2004 and 2003.

	Years Ended June 30
	2005	2004	2003
	(In Australian Dollars)
Interest income on bank deposits
Australia	636,035	250,427	25,065
United Kingdom	28,276	64,130	72,729
Singapore	2,999	10,922	12,881

Total interest income on bank deposits	667,310	325,479	110,675

Other revenue
Australia	—	888	—
United Kingdom	161,666	55,312	—
Singapore	—	—	—

Total other revenue	161,666	56,200	—

Total Revenue	828,976	381,679	110,675

Business of pSivida Inc.
     On December 30, 2005 we completed the acquisition of a 100% interest in Control Delivery Systems, Inc., which was then renamed pSivida Inc. Because of the short amount of time since the completion of the acquisition, we have not yet integrated the business and operations of pSivida Inc. with the other business and operations of pSivida. The following information relates only to the business of pSivida Inc.
Overview
     pSivida Inc. designs and develops innovative sustained-release drug delivery products. Our two proprietary drug delivery systems, AEON and CODRUG, deliver specific quantities of drugs directly to a target site in the body at controlled rates for predetermined periods of time ranging from days to years. These systems are designed to address drawbacks of systemic drug delivery for our target diseases: adverse side effects characteristic of high dosing levels and reduced treatment benefits due to variations in drug levels at the target site.
     pSivida Inc. has two commercial products utilizing the AEON system approved by the FDA for treatment of two sight threatening eye diseases. These two products, Vitrasert and Retisert, are the only local sustained-release products approved by the FDA for the back of the eye. Marketed by Bausch & Lomb and sold since 1996, Vitrasert is one of the most effective treatments for CMV retinitis, a disease that afflicts late-stage AIDS patients. Approved by the FDA in April 2005 and also marketed by Bausch & Lomb, Retisert treats chronic noninfectious uveitis affecting the posterior segment of the eye, or posterior uveitis, a leading cause of vision loss. Bausch & Lomb is also conducting two long-term multi-center clinical trials of Retisert for the treatment of DME, another leading cause of vision loss. Medidur, an injectable AEON product, is also designed to treat DME and is currently in fast-track Phase III clinical trials conducted by Alimera Sciences Inc. pSivida Inc. also has two AEON product candidates in pre-clinical studies for other back of the eye diseases.
     To date, pSivida Inc. has focused its efforts primarily on research and development of products based on its AEON system. In Phase I Studies, pSivida Inc. has explored the use of its CODRUG system for the treatment of post-surgical pain and two skin diseases.

     pSivida Inc.’s products and product candidates are currently at the following stages of development for the listed diseases:

Disease	Stage of Development
AEON System
CMV retinitis	FDA approved and commercialized
Posterior uveitis	FDA approved and commercialized
Diabetic macular edema	Phase III trials (fast-track)
Dry age-related macular degeneration	Pre-clinical development
Retinitis pigmentosa	Pre-clinical development
CODRUG System
Post-surgical pain	Phase I
Psoriasis/Actinic keratosis	Phase I
Market Overview
Drug Delivery Generally
     The therapeutic value of a drug depends on its distribution throughout the body, reaction with the targeted site, reaction with other tissues and organs in the body, and clearance from the body. In an ideal treatment, the appropriate amount of drug is delivered to the intended site in the body and maintained there for an adequate period of time without adversely affecting other tissues and organs. Accordingly, the manner in which a drug is delivered can be as important to the ultimate therapeutic value of the treatment as the intrinsic properties of the drug itself.
     Drugs are typically administered systemically by oral dosing or by injection and are subsequently dispersed throughout the body via the circulatory system. In many cases, systemic administration does not deliver drugs to the intended site at an adequate concentration for a sufficient period of time or fails to achieve the maximum potential therapeutic benefit.
     Because systemically delivered drugs disperse throughout the body, they often must be administered at high dosage levels in order to achieve sufficient concentrations at the intended site. Some areas of the body, such as the eyes, joints, brain, and nervous system, have natural barriers that impede the movement of drugs to those areas, requiring the administration of even higher systemic doses. These high dosage levels can cause harmful side effects when the drug interacts with other tissues and organs.
     Timely and repeated administration of drugs by the patient is often necessary to maintain therapeutic drug levels over an extended period of time. Patients, however, often fail to take drugs as prescribed and, as a result, do not receive the potential therapeutic benefit. The risk of patient noncompliance increases if multiple drugs are required, if the dosing regimen is complicated, or if the patient is elderly or cognitively impaired.
     Due to the drawbacks of traditional systemic drug delivery, the development of novel methods to deliver drugs to patients in a more precise, controlled fashion over sustained periods of time has become a multi-billion dollar industry. More recently developed drug delivery methods include oral and injectable controlled-release products and skin patches. These methods seek to improve the consistency of the dosage over time and extend the duration of delivery. However, most of these methods still cannot provide constant, controlled dosage or deliver drugs for a sufficiently long duration. This reduces their effectiveness for diseases that are chronic or require precise dosing. In addition, most of these methods still deliver drugs systemically and, as a result, can still cause adverse systemic side effects.
Ophthalmic Drug Delivery
     Treatment for diseases in the back of the eye is a significant issue in ophthalmology. Due to the efficiency of the blood/eye barrier, it is difficult for systematically administered drugs to reach the eye in sufficient quantities to have a beneficial effect. There is a need for delivering drugs inside the eye in a manner that is safe, effective, and practical for long-term use. While there are currently many approaches to delivering medications to the eye, most do not achieve sufficient concentrations within the eye for the appropriate period of time.
     Injecting solutions of drugs directly into the back of the eye can achieve effective but often transient drug levels in the eye, requiring repeated injections. Examples include Macugen™ (pegaptanib sodium) and Lucentis™ (ranibizumab, formerly RhuFab V2), both of which must be injected into the eye approximately every month. Apart from inconvenience and cost, repeated intravitreal injections carry the risk of cataract formation, perforated schlera, vitreous hemorrhage and serious intraocular infection.
The pSivida Inc. Technology Systems
     pSivida Inc.’s two proprietary technology systems, the AEON system and the CODRUG system, are designed to offer three principal advantages:
•	Localized Delivery. The AEON and CODRUG systems permit implantation, injection or other application directly at the target site. The delivery systems of pSivida Inc. use the natural barriers of the body to isolate and maintain appropriate concentrations of the drug at the target site in an effort to achieve the maximum therapeutic effect of a drug while minimizing unwanted systemic effects.

•	Controlled Release Rate. The AEON and CODRUG systems release drugs at a constant or controlled rate. We believe that this allows the products and product candidates of pSivida Inc. to maintain the optimal drug concentration at a target site and eliminate variability in dosing over time.

•	Extended Delivery. The AEON and CODRUG systems deliver drugs for predetermined periods of time ranging from days to years. We believe that uninterrupted, sustained delivery offers the opportunity to develop products that reduce the need for repeat applications, eliminates the risk of patient noncompliance and provides more effective treatment.
AEON System
     The AEON system uses a drug core with one or more surrounding polymer layers. The drug permeates through the polymers into the body at a controlled rate for a predetermined period of time ranging from days to years. By changing the design of the AEON system, pSivida Inc. can control both the rate and duration of release to meet different therapeutic needs. We believe that the AEON system might be used to deliver a wide variety of different drugs. pSivida Inc. is currently using AEON technology for all of its ophthalmic products and product candidates. As of the date of this annual report, pSivida Inc. either has, or has exclusive licenses to, 34 issued patents and 133 patent applications covering different aspects of its AEON technology.
     Vitrasert, Retisert and Medidur represent the evolution of the AEON system. Vitrasert is a device surgically implanted through a 5-6 mm incision that releases drug from its core for approximately 6-8 months. Retisert is a device implanted through a 3-4 mm incision that releases drug from its core for 30 months. Medidur is a device injected through a needle to the back of the eye in an in-office procedure designed to release drug from its core for up to three years. pSivida Inc. is working to develop a bioerodible Medidur system.
CODRUG Technology
     pSivida Inc.'s proprietary CODRUG system allows for the simultaneous release of two or more drugs from the same product at the same controlled rate over a predetermined period of time. Using this technology, pSivida Inc. chemically links together two or more identical or different drugs. CODRUGs can be administered by virtually any delivery method. Regardless of delivery method, CODRUGs dissolve into the body at a predetermined rate and then separate into the original active drug(s) when the chemical bond breaks apart. We believe that many drugs can be chemically linked with our CODRUG technology and has synthesized a library of approximately 298 CODRUG compounds. pSivida Inc. has performed Phase I clinical trials involving CODRUGs for the treatment of post-surgical pain and two skin diseases. As of the date of this annual report, pSivida Inc. either has, or has exclusive licenses to, three issued patents and 69 patent applications covering its CODRUG technology.

Products and Product Candidates of pSivida Inc.
     pSivida Inc.’s products, Vitrasert and Retisert, are the only two sustained-release products approved by the FDA for back of the eye diseases. The Vitrasert AEON implant is approved for the treatment of CMV retinitis and the Retisert AEON implant is approved for the treatment of posterior uveitis, both sight-threatening diseases. pSivida Inc. also has AEON product candidates for DME, dry age-related macular degeneration, or AMD, and retinitis pigmentosa, or RP, three other sight-threatening diseases.
     pSivida Inc. is also developing two products, currently in Phase I clinical trials, that rely on its CODRUG system to treat post-surgical pain and the skin disorders psoriasis and actinic keratosis, or AK.
Sight-Threatening Eye Diseases
     CMV Retinitis. Our Vitrasert implant treats CMV retinitis, a blinding eye disease that frequently occurs in individuals with advanced AIDS. Vitrasert provides sustained treatment of the disease through the intravitreal delivery of the anti-viral drug ganciclovir for six to eight months. Vitrasert has been marketed and sold since 1996, first by Chiron Corporation and subsequently by Bausch & Lomb. Although CMV retinitis was common in the early 1990s, improvements in the treatment of AIDS/HIV have since significantly decreased the incidence of the disease in more developed countries. pSivida Inc.’s implant has been used in over 12,000 eyes since 1996. Studies show that Vitrasert is one of the most effective approved treatments for CMV retinitis.
     Posterior Uveitis. Our Retisert implant for treatment of posterior uveitis was approved by the FDA in April 2005, the first drug approved by the FDA to treat this disease. Posterior uveitis is an autoimmune condition characterized by inflammation of the inside of the eye that can cause sudden or gradual vision loss. Retisert was approved as an orphan drug and has seven-year exclusive marketing rights that the FDA provides for orphan drugs first approved for a particular indication. Retisert is marketed and sold by Bausch & Lomb.
     Like Vitrasert, Retisert is implanted into the back of the eye in a simple, outpatient procedure. It delivers sustained levels of the anti-inflammatory corticosteroid, fluocinolone acetonide or FA, for 30 months. The most common adverse events — which are anticipated given the nature of the disease and the type of drug used — include cataract progression, which is managed by standard cataract surgery, increased intraocular pressure, which is managed with the use of interocular pressure, or IOP-, lowering eye drops or filtering surgery; and procedural complications and eye pain. Although no other drugs are approved for posterior uveitis, off-label treatments include steroidal eye drops, ocular injections of steroids, orally administered steroids, immunosuppressants, and chemotherapy. These treatments, if successful, generally only slow the progression of the disease and can have serious side effects such as severe osteoporosis, muscle wastage, psychosis, cancer and stunted growth. Bausch & Lomb estimates that posterior uveitis affects 175,000 people in the United States and 800,000 people worldwide.
     In two clinical trials involving patients with posterior uveitis, patients were implanted with either a 2.1 mg or a 0.59 mg Retisert device. In patients with the 0.59 mg device, the rates of recurrence in the 34 weeks after implantation ranged from approximately 7% to 14% compared to approximately 40% and 54% for the 34 week pre-implantation period. In the first study involving over 250 patients, 10% of those receiving an implant (either dose) experienced a three line improvement on the eye chart in vision at 34 weeks, while in the second study of 234 patients, 21% experienced an improvement of three lines at 34 weeks. The main side effects were elevated intraocular pressure and cataracts. After two years, approximately 30% of patients with posterior uveitis with a Retisert implant required a second operation to reduce pressure, and substantially all patients with a Retisert implant developed cataracts.
     Diabetic Macular Edema. pSivida Inc.’s injectable Medidur product is currently in Phase III trials for treatment of diabetic macular edema, a disease causing swelling in the macula, the most sensitive part of the retina, and a major cause of vision loss in diabetics and a leading cause of vision loss for Americans under 65. We are not aware of any approved drug treatment for this disease. It is currently treated by laser therapy, which burns the retina either in specific sites or in a grid, and vitrectomy, eye surgery that involves the removal of the vitreous gel from the cavity of the eye. Both have serious limitations, which include repeat treatments or invasive surgical procedures. Both treatments generally only temporarily reverse vision loss and slow the progression of the disease.

     Medidur is an implant small enough to be injected through a needle to the back of the eye and is expected to release drug for up to three years. Alimera Sciences is currently conducting two Phase III clinical trials for Medidur to treat DME which will follow 900 patients in the U.S. and Europe for 36 months. If approved, pSivida Inc. has licensed Alimera Sciences to market and sell Medidur for DME.
     Bausch & Lomb is also conducting two randomized, multi-center trials using the Retisert implant to treat DME, which follow 277 patients for 36 months. At two years, both Bausch & Lomb studies showed a statistical difference in vision of three lines in patients with Retisert implants. Specifically, in the smaller study at two years, 37% of patients with Retisert implants experienced an improvement in vision of three lines compared with 14% of the patients randomized to standard of care. In addition, more Retisert patients had a complete resolution of their edema, and fewer patients had a worsening of their diabetic retinopathy (both also statistically significant). In the larger study, 28% of patients with Retisert experienced a three line improvement compared to 9% of patients receiving standard of care. More patients with Retisert had complete resolution of their edema at two years, and fewer patients with Retisert had a worsening of their diabetic retinopathy (both statistically significant). As with Retisert for uveitis, the primary side effects were elevated intraocular pressure and cataracts. Two years after receiving the Retisert implant, approximately 20% of patients with DME needed a second surgery to reduce intraocular pressure while essentially all Retisert patients developed cataracts. We are unable to predict the outcome of these trials at three years. pSivida Inc. has licensed the rights with respect to Retisert for DME to Bausch & Lomb.
     Dry Age-Related Macular Degeneration. pSivida Inc. is in pre-clinical development of a Medidur product to treat dry age-related macular degeneration. AMD is a leading cause of visual impairment in Americans over 60 and affects over 10 million people in the United States. With dry AMD, the cells in the central retina die slowly resulting in gradual central vision loss. There are currently no approved treatments for dry AMD though some studies show that treatment with high doses of antioxidants and zinc may help delay its development in individuals with less severe forms of dry AMD.
     Retinitis Pigmentosa. pSivida Inc. is in pre-clinical development of a Medidur product to treat retinitis pigmentosa. RP comprises a group of inherited eye diseases that affect the retina, causing the degeneration of photoreceptor cells and resulting in progressive vision loss. Approximately 100,000 adults in the U.S. have RP. RP is currently treated by antioxidants such as vitamin A palmitate, which have been shown to slightly slow the progression of the disease.
Non-Ophthalmic Disorders
     Post-Surgical Pain Management. pSivida Inc. is conducting Phase I clinical trials for an injectable, biodegradable product for post-surgical pain based on its CODRUG system. Post-surgical pain is caused by the trauma inflicted on the body by surgical intervention. Doctors treat post-surgical pain with a variety of drugs, including narcotics and local anesthetics. Narcotics are typically delivered systemically, either orally or intravenously, and are often used to treat pain that affects large areas of the body. Narcotics are associated with a variety of side effects including dizziness, decreased mental and physical capability, excessive sleepiness and sedation, nausea, and potential dependency. Local anesthetics work for a short period of time directly at the incision or surgical site to dull feeling without causing sleepiness or loss of sensation in other body parts. Local anesthetics are commonly delivered by injection and have fewer side effects than narcotics. Local anesthetics also may be delivered following surgery through an external pump that delivers the drug to the surgical site through a catheter. Other than through use of the external pump, which is expensive and poses a risk of serious infection, local anesthetics cannot be delivered locally by patients at home, leading patients to rely on systemic narcotics.
     Psoriasis and Actinic Keratosis. pSivida Inc. is studying another CODRUG product candidate for the treatment of two chronic skin disorders, psoriasis and actinic keratosis, and successfully completed a Phase I trial of this product candidate in the UK involving 20 patients in 2004. Psoriasis is an autoimmune skin disorder in which the growth cycle of skin cells speeds up from approximately one month to three or four days, causing inflamed lesions. In more cases, lesions can cover a significant portion of the body, including the face, hands, and feet. Psoriasis has no cure. The National Psoriasis Foundation estimates that more than 4.5 million adults in the United States have psoriasis. Treatments include topical treatment of the skin with corticosteroids, phototherapy, or light (including sunlight) and oral or intravenous medications designed to suppress the immune system.
     AK is a common skin condition characterized by scaly or crusty bumps on the skin surface that are horn-like, dry and rough and range in size from one-quarter to one-inch in diameter. AK lesions are pre-cancerous, with up to 10% of active lesions progressing to squamous cell carcinomas. AK affects approximately 10 million people in the United States and AK lesions are the most common premalignant lesions in the United States. AK can be treated through surgical removal, electrical cautery, cryosurgery, chemical peels and topical medications if caught in an early stage but, if neglected, may metastasize and spread to internal organs.
     A problem in the treatment of both psoriasis and AK has been effecting the penetration of drugs through the outer skin layers. The impermeability of many drugs used to treat these conditions can necessitate systemic delivery, despite the drawbacks of the associated side effects.
Strategic Collaborations
     pSivida Inc. has entered into three collaboration agreements to develop and commercialize its initial products and product candidates, Vitrasert, Retisert and Medidur. In all of these agreements, pSivida Inc. retains its rights to the underlying technologies.
Chiron Vision Corporation
     pSivida Inc.’s first collaboration was with Chiron Vision Corporation, a subsidiary of Chiron Corporation. Under a 1992 licensing and development agreement, Chiron Vision financed the development of Vitrasert, and pSivida Inc. granted Chiron Vision a worldwide, exclusive license to make and sell products based on the AEON technology used in Vitrasert for the treatment of conditions of the eye. Chiron Vision commenced commercial sales of Vitrasert following FDA approval in 1996. Bausch & Lomb acquired Chiron Vision in 1997, assumed this agreement and currently markets and sells Vitrasert. Bausch & Lomb pays pSivida Inc. royalties on net sales of Vitrasert under its current agreement, described further below.
Bausch & Lomb Incorporated
     In 1999, pSivida Inc. entered into a licensing and development agreement with Bausch & Lomb for additional products for the treatment of eye diseases. pSivida Inc. granted Bausch & Lomb a worldwide, exclusive license for the life of the relevant patents to use its technologies for the treatment, prevention or diagnosis of any disease, disorder or condition of the eye in humans or in animals.
     In December 2003, the two companies entered into an amended and restated license agreement that significantly revised the 1992 and 1999 agreements. Under this new agreement, pSivida Inc. granted Bausch & Lomb a worldwide, exclusive license to certain of pSivida Inc. technologies to make and sell Vitrasert and pSivida Inc.’s first generation products, as defined in the agreement, including the Retisert device, for the treatment, prevention and diagnosis of any disease, disorder or condition of the human eye. Bausch & Lomb agreed to pay pSivida Inc. royalties based on net sales for any products that meet the definition of first generation products.
     pSivida Inc. also granted Bausch & Lomb a non-exclusive license to these technologies to make and sell certain other products for the delivery of specified active ingredients, using specified delivery systems, methods of delivery and anchoring methods, to be used in specified locations for specified indications. If Bausch & Lomb did not commence an Investigational New Drug, or IND, a status granted by the FDA to investigational drugs approved for administration to humans, for any such product by December 9, 2005, pSivida Inc. may terminate the non-exclusive license for such product (unless this breach is cured within 90 days of receipt of notice). We are not aware as to whether Bausch & Lomb has commenced an IND for any such product. If Bausch & Lomb does market such products, it will pay pSivida Inc. a royalty based on net sales of the products.
     Bausch & Lomb is responsible for funding and managing the development and commercialization of all products under the agreement. Bausch & Lomb also agreed to pay pSivida Inc. specified amounts if it achieved certain milestones related to certain licensed products.

     pSivida Inc. agreed not to develop, commercialize or license to a third party rights to develop or commercialize any product to treat posterior uveitis so long as (1) Bausch & Lomb is actively pursuing the commercialization of a product to treat uveitis for which Bausch & Lomb would be required to pay pSivida Inc. a specified level of royalty, and (2) Bausch & Lomb is not selling any other uveitis product for which it would not be required to pay pSivida Inc. a specified level of royalty. pSivida Inc. also may not develop, commercialize or license any product that meets the definition of first generation product as long as Bausch & Lomb has an exclusive license to such products using pSivida Inc. technologies.
     Bausch & Lomb may terminate this agreement, in its entirety or with respect to Vitrasert or any non-exclusively licensed product, at any time on 90 days’ written notice. In the event Bausch & Lomb terminates the agreement in its entirety, Bausch & Lomb’s license to the pSivida Inc. technologies will terminate. In the event Bausch & Lomb terminates the agreement with respect to Vitrasert or a non-exclusively licensed product, Bausch & Lomb will lose the right to rely upon pSivida Inc.’s intellectual property to make and sell the relevant product.
Alimera Sciences Inc.
     In February 2005, pSivida Inc. granted Alimera Sciences a world-wide exclusive right to use certain pSivida Inc. technologies to make and sell, for the treatment and prevention of eye diseases (except uveitis) in humans products that have a drug core within a polymer layer and are approved or designed to be approved to deliver only specified compounds by a direct delivery method to the posterior portion of the eye. In addition, pSivida Inc. granted to Alimera Sciences a world-wide exclusive right to use certain pSivida Inc. technologies to treat DME by delivering a compound or formulation by a direct delivery method other than through specified incisions, and which are not exclusively licensed to Bausch & Lomb.
     A joint development team of both parties is responsible for monitoring the execution of activities under the development plan for licensed products. pSivida Inc. and Alimera Sciences each pays codevelopment costs that are incurred included in the development budget. The agreement provided for Alimera Sciences to pay a licensing fee and milestone payment to pSivida Inc. Alimera Sciences has sole responsibility for making commercially reasonable efforts to commercialize products licensed under the agreement and for paying all costs and expenses incurred in connection with such commercialization. After a product becomes profitable in a country, Alimera Sciences and pSivida Inc. share the net profits for that product in that country, subject to Alimera Sciences’ pre-profitability net losses for that product. If either party fails to pay the other party its share of development costs, the unpaid amount plus a delay charge is recouped from net profits and, in the case of pSivida Inc., milestone payments.
     Improvements and other inventions developed during the term in whole or in part by Alimera Sciences that are covered by or derived from the practice of the licensed pSivida Inc. technologies are jointly owned by Alimera Sciences and pSivida Inc., except for improvements specifically related to active ingredients provided by Alimera Sciences, which are owned by Alimera Sciences. Each party is free to use and sublicense such improvements, except that Alimera Sciences shall not have the right to use such improvements in connection with ophthalmic drug delivery devices (or related methods or processes) that include a drug core.
     Either party may terminate the agreement for the other party’s failure to make a development payment. Either party may terminate the agreement with respect to a particular product if the other party gives written notice of its intent to abandon the product. The agreement provides for specific, exclusive remedies in the event of termination resulting from the occurrence of one of the above events.
Sales and Marketing
     Bausch & Lomb currently markets and sells both Vitrasert and Retisert and has rights to market and sell any other products licensed to Bausch & Lomb. Alimera Sciences has the rights to market and sell Medidur for DME if approved and any other products developed under its license agreement with pSivida Inc. In the future, pSivida Inc. may independently commercialize and sell some of its other products. In appropriate cases, pSivida Inc. may also enter into joint marketing or license arrangements for other products.

Reimbursement
     The successful commercialization of pSivida Inc.’s products will depend in significant part on the extent to which reimbursement of the cost of the products and the related implantation or injection procedures will be available from government health administration authorities, private health insurers, and other organizations. Medicaid and Medicare, most major health maintenance organizations, and most health insurance carriers reimburse $4,240 for the cost of the Vitrasert implant, with additional reimbursement for associated surgical fees. The Centers for Medicare and Medicaid Services recently designated Retisert as eligible for Medicare reimbursement at the rate of $19,345, with associated surgical fees to be reimbursed separately.
Patents, Licenses and Intellectual Property
Intellectual Property Strategy
     pSivida Inc.’s commercial success will depend, in part, on its ability to obtain patent protection in the United States and elsewhere for its products or its processes. pSivida Inc. therefore seeks, whenever possible, to obtain protection for these products and processes. pSivida Inc. also seeks to expand our product and process portfolio through collaborations, funded research and licensing technology from others.
Patents and Patent Applications
     pSivida Inc. has filed and continues to file patent applications with respect to multiple aspects of its technologies, products, and processes. As of the date of this annual report pSivida Inc. has, or has exclusive rights to, 12 United States patents and 26 foreign patents. In addition, as of the date of this annual report, pSivida Inc. has, or has exclusive rights to, 42 patent applications pending in the United States and 167 patent applications pending in foreign countries. pSivida Inc.‘s patents expire at various dates starting in 2012.
     Of the above-referenced issued patents, the University of Kentucky Research Foundation holds 6 United States patents and 12 related foreign patents on aspects of pSivida Inc.‘s technologies. pSivida Inc. has exclusive licenses for these patents and related know-how and is obligated to pay the University of Kentucky Research Foundation royalties based on sublicensing of these patents and sales of products utilizing these patents.
Other Proprietary Rights
     Some elements of pSivida Inc.’s products, processes, and methods of manufacturing involve unpatented proprietary technology, processes, know-how, or data. With respect to proprietary technology, know-how, and data that are not patentable or potentially patentable or processes other than production processes for which patents are difficult to enforce, pSivida Inc. has chosen or may chose to protect its interests by relying on trade secret protection and confidentiality agreements with its employees, consultants and contractors. To maintain the confidentiality of trade secrets and proprietary information, pSivida Inc. maintains a policy of requiring employees, scientific advisors, consultants and collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship. These agreements are designed both to enable pSivida Inc. to protect its proprietary information by controlling the disclosure and use of technology to which pSivida Inc. has rights, and to provide for its ownership of proprietary technology that pSivida Inc. develops.
Competition
     The pharmaceutical and drug delivery industries are highly competitive. Vitrasert primarily competes with treatments involving the systemic delivery of ganciclovir, a Roche Holdings AG product, and other drugs. Retisert is the only FDA approved treatment for posterior uveitis, though steroids and other existing drugs approved for other uses are commonly administered systemically or by local injection to treat this condition in off-label use. In addition, pSivida Inc. expects that its proposed products, if approved, will compete with existing therapies for pSivida Inc.’s targeted diseases as well as new drugs, therapies, drug delivery systems or technological approaches that may be developed to treat these diseases or their underlying causes.

     We expect that pSivida Inc.’s products and product candidates, if approved, will compete with existing therapies for its targeted diseases, as well as new drugs, therapies, drug delivery systems, or technological approaches that may be developed and approved to treat these diseases or their underlying causes as well as off-label use of products approved to treat other diseases. We believe that pharmaceutical, drug delivery, and biotechnology companies, research organizations, governmental entities, universities, hospitals, other nonprofit organizations, and individual scientists are seeking to develop therapies for pSivida Inc.‘s targeted diseases. For many of its targeted diseases, competitors have alternate therapies that are already commercialized or are in various stages of development ranging from discovery to advanced clinical trials. Most of the entities with whom pSivida Inc. will or may compete are much larger, have much greater financial resources and have much more experience in drug development and sale than pSivida Inc.
     Many companies are pursuing products to treat back of the eye diseases. These include the following:
•	Eli Lilly and Company is in advanced clinical trials for its protein kinase C beta inhibitor for the treatment of diabetic retinopathy.

•	Genentech, Inc. has developed an FDA approved cancer drug, Avastin, which may be used as an off-label treatment for DME.

•	Novartis Ophthalmics AG markets cyclosporine, which is used for the systemic treatment of uveitis.

•	Allergan, Inc. is in Phase III clinical trials of its product, Posurdex® for the treatment of persistent macular edema. If approved by the FDA, this product may be used off-label for the treatment of DME or edema associated with diabetes. In addition, Allergan and EntreMed, Inc. are collaborating on a program to develop a treatment for AMD that is at the pre-clinical development stage.

•	Eyetech Pharmaceuticals, Inc., which recently entered into an agreement to be acquired by OSI Pharmaceuticals, Inc., has an intraocular injectable product, Macugen, approved to treat wet AMD and had commenced pivotal clinical trial for the use of Macugen in the treatment of DME. In addition, Eyetech entered into a collaboration with Pfizer, Inc. to co-promote Macugen.

•	SurModics Inc. has initiated a Phase I clinical trial of a helical coil coated with drug releasing polymer which is implanted in the back of the eye to treat DME.

•	Neurotech SA has completed Phase I clinical trials of its NT-501, a cell-based implant that releases ciliary neurotrophic factor for the treatment of RP.
     If pSivida Inc. successfully develops a product for post-surgical pain, it will compete against numerous options available for the management of post-surgical pain, including narcotic and non-narcotic anesthetics delivered orally, by catheter, or by pump. Products in development in the United States include Pfizer’s injectable cyclooxygenase-2 inhibitor parecoxib, SkyePharma’s sustained-release injectable DepoBupivacaine anesthetic, AP Pharma, Inc.’s APF112, a long acting anesthetic in Phase I trials, and Omeros Medical Systems, Inc.’s OMS-103HP, a product in Phase II clinical trials for the management of pain following orthopedic surgery, Durect Corporation’s product in Phase III clinical trials designed to treat post-surgical pain through the sustained release of a local anesthetic, and a number of products in clinical trials designed to evaluate the sustained release of bupivacaine, a local anesthetic.
     If pSivida Inc. successfully develops a product for psoriasis, it is likely to compete against various products that are currently marketed or in the final stages of evaluation for the treatment of psoriasis. Topical agents include Allergan’s Tazorac® cream and gel and Bristol-Myers Squibb Co.’s Dovonex® cream and ointment. Allergan also is developing an oral formulation of its Tazorac product, which is in Phase III trials. Oral agents also include Roche’s Soriatane® product. The first of a class of biologic agents for more severe forms of the disease has recently been approved for U.S. marketing by Biogen, Inc. Others are currently in late-stage clinical trials, including the Enbrel® (Amgen, Inc.) and Raptiva™ (Genentech, Inc. and Xoma, Inc.) injectable products. If pSivida Inc. successfully develops a product for AK, it will compete against a variety of AK treatment options currently available, including 5-fluorouracil cream, surgical removal, electrical cautery, cryosurgery and chemical peels.
Legal Proceedings
     A potential lender to pSivida Inc. has claimed a break-up fee as a result of the royalty advance agreement between pSivida Inc. and Bausch & Lomb. An investment banker has claimed an advisory fee in connection with that agreement as well as the acquisition of pSivida Inc. by pSivida. We intend to defend against these claims.
Government Regulation
     The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our drug delivery products. The process required by the FDA under the new drug provisions of the Federal Food, Drug, and Cosmetic Act before our products may be marketed in the United States generally involves the following:
•	pre-clinical laboratory and animal tests,

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical trials may begin in the United States,

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed pharmaceutical in pSivida Inc.’s intended use,

•	submission to the FDA of a new drug application, and

•	FDA review and approval of the new drug application.
     The testing and approval process requires substantial time, effort, and financial resources, and pSivida Inc. cannot be certain that any approval will be granted on a timely basis, if at all.
     Pre-clinical tests include laboratory evaluation of the product, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product. The results of the pre-clinical tests, together with manufacturing information, analytical data and protocols for proposed human clinical trials, are submitted to the FDA as part of an IND, which must become effective before pSivida Inc. may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the proposed clinical trials as outlined in the IND and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. There is no certainty that pre-clinical trials will result in the submission of an IND or that submission of an IND will result in FDA authorization to commence clinical trials.
     Clinical trials involve the administration of the investigational product to human subjects under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with protocols that detail the objectives of the study, the parameters to be used to monitor safety and any efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an independent institutional review board at the institution where the study will be conducted. The institutional review board will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Some clinical trials, called “investigator-sponsored” clinical trials, are conducted by third-party investigators. The results of these trials may be used as supporting data by a company in its application for FDA approval, provided that the company has contractual rights to use the results.
     Human clinical trials are typically conducted in three sequential phases which may overlap:

•	PHASE I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

•	PHASE II: Studies are conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	PHASE III: Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety in an expanded patient population, often at geographically dispersed clinical study sites.
     In the case of products for life-threatening diseases such as cancer, or severe conditions such as blinding eye disease, the initial human testing is often conducted in patients with the disease rather than in healthy volunteers. Since these patients already have the targeted disease or condition, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials and so these trials are frequently referred to as Phase I/II trials. If a product uses a combination of drugs, the FDA requires that clinical trials demonstrate that the combination is safe and effective and that each drug contributes to efficacy. pSivida Inc. cannot be certain that it will successfully complete Phase I, Phase II or Phase III testing of pSivida Inc.’s product candidates within any specific time period, if at all. Furthermore, pSivida Inc., the FDA, the institutional review board or the sponsor, if any, may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.
     The results of product development, pre-clinical studies and clinical studies are submitted to the FDA as part of a new drug application, or NDA, for approval of the marketing and commercial shipment of the product. The FDA may deny an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if the additional data are submitted, the FDA may ultimately decide that the new drug application does not satisfy the criteria for approval. As a condition of approval, the FDA may require post-marketing “Phase IV” clinical trials to confirm that the drug is safe and effective for its intended uses. Once issued, the FDA may withdraw product approval if compliance with regulatory standards for production and distribution is not maintained or if safety problems occur after the product reaches the market. The FDA requires surveillance programs to monitor approved products which have been commercialized, and the agency has the power to require changes in labeling or to prevent further marketing of a product based on the results of these post-marketing programs.
     If a drug is intended for the treatment of a serious or life-threatening condition and has the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA “fast track” designation. The fast track designation applies only for the specific indications for which the product satisfies these two requirements. Under fast track provisions, the FDA is committed to working with the sponsor for the purpose of expediting the clinical development and evaluation of the drug’s safety and efficacy for the fast track indication.
     Marketing applications filed by sponsors of products in fast track development often will qualify for expedited review under policies or procedures offered by the FDA, but fast track designation does not assure this qualification.
     If a drug treats a disease or condition that affects fewer than 200,000 people in the United States, the drug sponsor may apply to the FDA for “orphan drug” designation under the Orphan Drug Act. More than one drug may be given an orphan drug designation by the FDA for a given disease or condition, but the first drug with an orphan drug designation to receive marketing approval for the treatment of that disease or condition is granted a period of marketing exclusivity. Sponsors are granted seven years of exclusive rights to market the first approved orphan drug for treatment of that disease or condition, independent of any additional patent protection that may apply to the product. This marketing exclusivity does not prevent a competitor from obtaining approval to market a different drug that treats the same disease or condition or the same drug to treat a different disease or condition. Sponsors also are granted tax incentives for clinical research undertaken to support an application for an orphan drug, and grants to defray some of these clinical costs may also be available. In addition, the FDA will typically coordinate with the sponsor on research study design for an orphan drug and may exercise its discretion to grant marketing approval on the basis of more limited product safety and efficacy data than would ordinarily be required. If the FDA withdraws a product’s orphan drug designation, however, these various benefits no longer apply.

     Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years, and the actual time required may vary substantially based upon factors including the type, complexity and novelty of the pharmaceutical product. Such government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon pSivida Inc.’s activities. Success in pre-clinical or early stage clinical trials does not assure success in later stage clinical trials. Data from pre-clinical and clinical activities is not always conclusive and may be susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be subject to significant limitations. Further, even after the FDA approves a product, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.
     Any products pSivida Inc. manufactures or distributes under FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with good manufacturing practices, which impose procedural and documentation requirements upon pSivida Inc. and its third-party manufacturers.
     pSivida Inc. is also subject to numerous other federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. pSivida Inc. may incur significant costs to comply with such laws and regulations now or in the future. In addition, pSivida Inc. cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.
     pSivida Inc. also is subject to foreign regulatory requirements governing human clinical trials and marketing approval for pharmaceutical products which pSivida Inc. sells outside the U.S. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. Whether or not pSivida Inc. obtains FDA approval, it must obtain approval of a product by the comparable regulatory authorities of foreign countries before manufacturing or marketing the product in those countries. The approval process varies from country to country, and the time required for these approvals may differ substantially from that required for FDA approval. There is no assurance that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country. For clinical trials conducted outside the United States, the clinical stages generally are comparable to the phases of clinical development established by the FDA.
C. ORGANIZATIONAL STRUCTURE
     As at December 31, 2005, pSivida had the organizational structure diagrammed below.

(1)	The 100% ownership applies only to capital stock that is currently issued and outstanding and does not include outstanding options to acquire shares of AION Diagnostics currently held by directors and employees of AION Diagnostics, of which options over 7.9% of capital, calculated on a fully diluted basis, have vested.
D. PROPERTY, PLANT AND EQUIPMENT
     We own computer equipment, office furniture and lab equipment, the majority of which are used in our Malvern laboratory facilities. We lease approximately 223 square meters of laboratory space and 449 square meters of office space in Malvern, United Kingdom, approximately 305 square meters of office space in Perth, Western Australia and approximately 366 square meters of laboratory space, 147 square meters of cleanroom space and 733 square meters of office space in Boston, Massachusetts.
     Our manufacturing partner QSA, has completed the construction and validation of a state-of-the-art cleanroom facility, dedicated to the supply of our lead cancer therapy BrachySil, at QSA’s Auriga Medical™ facility in Braunschweig, Germany. This GMP facility will fulfill the final process in the manufacture of BrachySil for future clinical and commercial use, and represents the crucial final stage in establishing the manufacturing and supply infrastructure to support BrachySil as it advances through clinical trials towards the market.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion and analysis in conjunction with Item 3A, Selected Consolidated Financial Data, and the audited consolidated financial statements and other financial information appearing elsewhere in this annual report. In addition to historical information, the following discussion and other parts of this annual report contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See the Risk Factors section of Item 3 and the warnings associated with the other forward-looking statements in this annual report for a discussion of some, but not all factors, that could cause or contribute to such differences.
A. OPERATING RESULTS
Overview
     We are a development stage enterprise at an early stage in the development of BioSilicon and other technologies. We currently have two products approved for sale and being sold, Vitrasert for CMV retinitis and Retisert for posterior uveitis. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next few years as we expand our research and development activities and move our other product candidates into later stages of development. All of our BioSilicon product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies. The process of carrying out the development of our BioSilicon products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through private placements of equity securities, the exercise of options and share purchase plans.
     Our revenues are generated in both Australian dollars and Pounds Sterling, and a majority of our expenses are incurred in either Australian dollars, Pounds Sterling or U.S. dollars.

     The following information is presented on an A-GAAP basis, unless otherwise noted.
Results of Operations
     The following table is intended to illustrate a tabular analysis of certain consolidated statement of financial performance data as a percentage of net loss before outside equity interest for all periods presented.

	2005	2004	2003
Net loss before outside equity interest	100%	100%	100%
Revenue from ordinary activities	(5.5%)	(5.1)%	(2.0)%
Depreciation and amortization expense	6.8%	0.5%	0.7%
Research and development expense	54.8%	93.2%	85.6%
Interest expense	—	0.1%	—
Employee benefits expense	6.9%	16.5%	9.8%
Foreign currency (loss)/gain	10.7%	(19.4)%	—
Corporate office expenses	26.3%	14.2%	5.9%
     The level of research and development expenditure has increased during the past three years. This is a direct result of the continued development of the BioSilicon technology and its applications such as the human trials of BrachySil which are being undertaken in Singapore. The increasing level of general corporate activity has also led to an increase in corporate costs over the three years.
Results of Operations For the Year Ended June 30, 2005 Compared to the Year Ended June 30, 2004
Net Loss
     For reasons described further below, our net loss increased to A$14.7 million for the year ended June 30, 2005 from A$3.7 million for the year ended June 30, 2004, an increase of A$11.0 million, or 299.8%. The increase in net loss in 2005 is primarily attributable to our acquisition of the remaining outside equity interest in pSiMedica in August 2004, resulting in the consolidated group recognizing the full costs of pSiMedica. Other causes include our NASDAQ listing in January 2005 and the associated increase in US regulation and an increase in all areas of corporate administration including consultants, rent and travel due to the increased levels of activity.
Revenue from Ordinary Activities
     Revenue from ordinary activities increased to A$828,976 for the year ended June 30, 2005 from A$381,679 for the year ended June 30, 2004, an increase of A$447,297 or 117.2%. Revenue in the 2005 period consisted of A$667,310 interest income compared to A$325,479 in interest income in the 2004 period. The increase in interest income in the 2005 period primarily relates to interest income earned on pSivida’s higher balances of cash from previous capital raisings. Additionally, we recognized A$161,666 as other income in the 2005 period, compared with A$56,200 of other income in the 2004 period, in connection with the research being undertaken by EpiTan and pSivida’s top 5 global pharmaceutical company collaboration partner.
Depreciation and Amortization Expense
     Depreciation and amortization expense (excluding depreciation of plant and equipment used in research and development activities) increased to A$1.0 million for the year ended June 30, 2005 from A$39,360 for the year ended June 30, 2004, an increase of A$990,022, or 2,515.3%. The level of depreciation expense increased only slightly through the year as capital expenditure on plant and equipment for other than research and development activities also increased slightly. No amount of amortization of intellectual property was recognized by us because our intangible assets have not led to a product at a commercial production stage of development. We recognized goodwill amortization expense of $973,923 for the year as a result of the acquisition of the remaining outside equity interest in pSiMedica Limited in August 2004, representing most of the increase in the depreciation and amortization expense.
Research and Development Expense
     Research and development expense increased to A$8.3 million or the year ended June 30, 2005 from A$7.0 million for the year ended June 30, 2004, an increase of A$1.3 million, or 18.2%. This increase is primarily attributable to an increase in our expenditure on the research and development into the drug delivery platform and preparations for the planned undertaking of clinical trials in relation to pancreatic application of BrachySil.
Employee Benefits Expense
     Employee benefits expense decreased to A$1.0 million for the year ended June 30, 2005 from A$1.2 million for the year ended June 30, 2004, a decrease of A$198,374, or 16.0%. This decrease is attributable to a decrease in employee bonuses during the full year of operations.
Foreign Currency
     An unrealized foreign exchange loss of A$1.6 million was recognized during the year ended June 30, 2005 compared to an unrealized foreign exchange gain of A$1.5 million during the year ended June 30, 2004. This was primarily due to unfavorable movements in the Pound Sterling and U.S. dollar against Australian dollar foreign exchange rates. Prior to April 2004, no material cash deposits were held by us other than in Australian dollars.
Corporate Office Expenses
     Corporate office expenses increased to A$3.9 million for the year ended June 30, 2005 from A$1.1 million for the year ended June 30, 2004, an increase of A$2.9, or 272.4%. This increase is primarily due to our NASDAQ listing during the year, increased U.S. regulation requirements and an increase in all areas of corporate administration including consultants, rent and travel due to the increased levels of activity during the year.
Results of Operations For the Year Ended June 30, 2004 Compared to the Year Ended June 30, 2003
Net Loss
     For reasons described further below, our net loss increased to A$3.7 million for the year ended June 30, 2004 from A$2.8 million for the year ended June 30, 2003, an increase of A$918,052, or 33.2%. The increase in net loss in 2004 is primarily attributable to the increase in research and development expenditure with the commencement of human clinical trials of BrachySil in Singapore.
Revenue from Ordinary Activities
     Revenue from ordinary activities increased to A$381,679 for the year ended June 30, 2004 from A$110,675 for the year ended June 30, 2003, an increase of A$271,004, or 244.9%. Revenue in the 2004 period consisted of A$325,479 interest income compared to A$110,675 in interest income in the 2003 period. The increase in interest income in the 2004 period primarily relates to interest income earned on the A$25.6 million net proceeds received in the private placement of ordinary shares during April 2004 (Refer to Note 10 of the consolidated financial statements). Additionally, we recognized A$56,200 as other income in the 2004 period (up from zero in the 2003 period) in connection with research being undertaken by EpiTan.
Depreciation and Amortization Expense
     Depreciation and amortization expense (excluding depreciation of plant and equipment used in research and development activities) increased to A$39,360 for the year ended June 30, 2004 from A$37,835 for the year ended June 30, 2003, an increase of A$1,525, or 4.0%. The level of depreciation and amortization expense remained constant through the year as capital expenditure on plant and equipment for other than research and development activities was similar in amount to the prior year. No amount of amortization of intangible assets was recognized by us because our intangible assets have not led to a product at a commercial production stage of development.
Research and Development Expense
     Research and development expense increased to A$7.0 million for the year ended June 30, 2004 from A$4.6 million for the year ended June 30, 2003, an increase of A$2.4 million, or 52.9%. This increase is attributable to an increase in our expenditure on the completion of pre-clinical trials of BrachySil and human clinical trials of BrachySil which commenced during 2004 in Singapore.
Employee Benefits Expense
     Employee benefits expense increased to A$1.2 million for the year ended June 30, 2004 from A$522,977 for the year ended June 30, 2003, an increase of A$715,404, or 136.8%. This increase is attributable to the increase in full and part time permanent staff employed during the year which we required as a result of increased levels of research and development activity and additional finance and administration resource requirements.
Foreign Currency
     An unrealized foreign exchange gain of A$1.5 million was recognized during the year ended June 30, 2004 compared to an unrealized foreign exchange loss of A$1,203 during the year ended June 30, 2003. This was primarily due to favorable movements in the Pound Sterling and U.S. dollar against Australian dollar foreign exchange rates. Prior to April 2004, no material cash deposits were held by us other than in Australian dollars.
Corporate Office Expenses
     Corporate administration expenses increased to A$1.1 million from the year ended June 30, 2004 from A$318,806 for the year ended June 30, 2003, an increase of A$748,175, or 234.7%. This increase is due to an increase in all areas of corporate administration including consultants, rent and travel due to the increased levels of activity and our further development during the year.
Inflation and Seasonality
     Our management believes inflation has not had a material impact on our operations or financial condition and that our operations are not currently subject to seasonal influences.
Foreign Currency
     Based on Pounds Sterling and U.S. dollar account balances at June 30, 2005, the following table shows the sensitivity of our consolidated financial performance as a result of an appreciation or depreciation in the value of the Australian dollar against the Pounds Sterling and U.S. dollar.

	A$ Depreciation			Current Rate	A$ Appreciation
	-15%	-10%	-5%		5%	10%	15%
	(In thousands of Australian dollars)

	£703	469	234	—	(234)	(469)	(703)
US	$818	546	273	—	(273)	(546)	(818)
Total	1,521	1,015	507	—	(507)	(1,015)	(1,521)
     We do not utilize financial derivatives instruments or other financial instruments subject to market risk.

Quantitative and Qualitative Disclosures About Market Risk
     We have exposure to changes in foreign currency exchange rates and interest rates. We do not utilize derivative financial instruments or other financial instruments subject to market risk.
Government Regulation
     There are no regulatory or fiscal policies under the governments of either Australia or the United Kingdom which would adversely affect our operations
Conditions in Australia
     pSivida is incorporated under the laws of, and our principal offices are located in the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.
Recently Issued Accounting Pronouncements Applicable to pSivida
Australian Pronouncements
Impacts of adopting Australian Equivalents to International Financial Reporting Standards
(a) Management of the transition to AIFRS
     We will be required to prepare financial statements that comply with Australian Equivalents to International Financial Reporting Standards, or AIFRS, for annual reporting periods beginning on or after January 1, 2005. Accordingly, our first half-year report prepared under AIFRS, as adopted by the Australian Accounting Standards Board will be for the half-year reporting period ended December 31, 2005, and our first annual financial report prepared under AIFRS will be for the year ended June 30, 2006.
     The transitional rules for first time adoption of AIFRS require that the Company restate its comparative financial statements using AIFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation”, or AASB 132 and AASB 139: “Financial Instruments: Recognition and Measurement”, or AASB 139, where comparative information is not required to be restated. Currently, the Company provides two years of comparative financial information in its financial statements to comply with applicable SEC requirements. The SEC has granted a one-time relief from this requirement for foreign registered companies preparing their first set of financial statements in compliance with International Financial Reporting Standards. The Company has elected to apply this relief and will only provide one year of comparative information in the June 30, 2006 financial statements. For reporting in the 2006 fiscal year, comparatives will be remeasured and restated for the half-year ended 31 December 2004 and the financial year ended 30 June 2005. Most of the adjustments on transition are required to be made to opening retained profits at the beginning of the first comparative period (i.e., at July 1, 2004).
     In 2004, we commenced a review of accounting policies in preparation for managing the transition to AIFRS. Priority has been given to considering the preparation of an opening balance sheet in accordance with AIFRS as at July 1, 2004, our transition date to AIFRS. This will form the basis of accounting for AIFRS in the future and is required when we prepare our first fully AIFRS-compliant financial report for the year ending June 30, 2006.
(b) The likely impacts of AIFRS on the results and financial position of pSivida and the consolidated entity
     Set out below are the known key differences in accounting policy and our known estimable transitional differences identified as of 30 June 2005, where accounting policies are expected to change on adoption of AIFRS and the likely impacts on the current year operating results and financial position of the Company, had the financial statements been prepared using AIFRS, based on the directors’ accounting policy decisions current at the date of this financial report. The adjustments included are based on the AIFRS standards effective as at June 30, 2005. These are subject to ongoing review and any amendments by the AASB, or by interpretative guidance from the International Accounting Standards Board or AASB, could change the adjustments included. The AIFRS standards and interpretations that will apply to the Company will be those effective as at December 31, 2005 being the date of the first half year financial statements that the Company has to publish under AIFRS. The disclosures below represent the Company’s current best estimate of the quantitative impact of the AIFRS implementation at the date of this report and accordingly they remain subject to change.
     There are certain items that still require resolution and additional differences in accounting policy that may be identified. The directors may, at any time until the completion of the Company’s first AIFRS compliant financial report, elect to revisit, and where considered necessary, revise the accounting policies applied in preparing the disclosures below.
(c) Adjustments to balance sheet items under AIFRS (net of tax)
     (i) Intangibles
     Under AASB 3: “Business Combinations”, or AASB 3, goodwill will not be permitted to be amortized but instead is subject to impairment testing on an annual basis or upon triggers which may indicate a potential impairment. As a result accumulated amortization of $973,923 (all expensed during the 2005 year) would be added back to the value of intangibles.
     (ii) Share-based payments
     Under AASB 2: “Share-Based Payment”, or AASB 2, equity-settled share-based payments in respect of equity instruments issued after November 7, 2002 that were unvested as at January 1, 2005 are measured at fair value at grant date. The fair value determined at grant date of equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the estimated number of equity instruments that will vest. As a consequence, contributed equity will increase by $591,900 for the financial year ended June 30, 2005.
     (iii) Foreign currency translation reserve
     The directors have elected to set the translation reserve to zero as at AIFRS transition as permitted under AASB 1: “First-Time Adoption of Australian Equivalents to International Financial Reporting Standards”, or AASB 1. This results in the transfer of $78,220 from the foreign currency translation reserve to retained earnings as at AIFRS transition.
     (iv) Accumulated losses
     With limited exceptions, adjustments required on first-time adoption of AIFRS are recognized directly in accumulated losses at the date of transition to AIFRS. The cumulative effect of these adjustments for the consolidated entity will be an increase in opening accumulated losses of $78,220.
(d) Adjustments to current year loss under AIFRS (net of tax)
     (i) Intangibles
     Under AASB 3, goodwill would not be permitted to be amortized but instead is subject to impairment testing on an annual basis or upon triggers which may indicate a potential impairment. As a result goodwill amortization expense of $973,923 recorded in the year ended June 30, 2005 would be added back to the net loss for the year. There is no goodwill amortization required to be added back to the net loss upon the transition date of July 1, 2004.
     (ii) Share-based payments
     Under AASB 2, equity-settled share-based payments in respect of equity instruments issued after November 7, 2002 that were unvested as at January 1, 2005 are measured at fair value at grant date. The fair value determined at grant date of equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the estimated number of equity instruments that will vest. As a consequence, an additional employee benefit expense of $508,613 and consultancy fees expense of $83,287 will be recognized in the profit and loss for the financial year ended June 30, 2005.

(e) Other impacts
(i)	Management has yet to determine whether to apply the exemption provided in AASB 1 which permits entities not to restate business combinations that occurred prior to the date of transition to AIFRS. Business combinations occurring after the date of transition (i.e. July 1, 2004) will be subject to the provisions of AASB 3.

(ii)	Management has decided to apply the exemption provided in AASB 1 which permits entities not to apply the requirements of AASB 132 and AASB 139 for the financial year ended June 30, 2005. The standards will be applied from July 1, 2005. Management is in the process of determining the impact that adopting the standards would have on the financial statements of the Company.

(iii)	Under AASB 136: “Impairment of Assets”, or AASB 136, the consolidated entity’s assets, including goodwill would be tested for impairment as part of the cash generating unit to which they belong, and any impairment losses recognized in the income statement. At this stage in our review process we are not aware of any impairment issues that would result in a material adjustment to the financial statements.

(iv)	No material impacts are expected to the cash flows presented under current A-GAAP on adoption of AIFRS.
(f) Acquisition of minority interest
     During the year we purchased minority interests in controlled entity pSiMedica. Under current A-GAAP this acquisition has been accounted for separately from other acquisitions (that is, as a step acquisition, which involved the separate determination and recognition of the fair values of the net assets of the subsidiary and any goodwill arising on the acquisition).
     AASB 127: “Consolidated and Separate Financial Statements”, or AASB 127 requires minority interests to be classified as equity. Consequently our acquisition of additional ownership interests in pSiMedica Limited represents an equity transaction. As such, accounting for the transaction as a step acquisition is inappropriate. The financial effect of the adjustment required on the restatement of the June 30, 2005 accounts is yet to be determined.
U.S. Pronouncements
     In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004): “Share-Based Payments”, or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board, or APB, Opinion No. 25: “Accounting for Stock Issued to Employees”, or APB 25, to stock compensation awards issued to directors and employees. Rather, SFAS 123R requires companies to measure the cost of director and employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which the director, executive or employee is required to provide services in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date (July 1, 2005 for pSivida) and to awards modified, repurchased, or cancelled after that date. As permitted by SFAS 123, we accounted for share-based payments to directors, executives and employees using APB 25, the intrinsic value method through June 30, 2005. Accordingly, the adoption of the SFAS 123R fair value method may have a significant impact on our results of operations, although it will have no impact on its overall financial position. The full impact of the adoption of SFAS 123R cannot be predicted at this time, as it depends on levels of share-based payments for future grants. However, had the Company adopted SFAS 123R for director, executive and employee options in prior periods, the impact of that standard would have approximated the pro forma impact of SFAS 123, as disclosed in Note 27(a), Share-based compensation — Options issued to directors and employees for services rendered.
     In December 2004, the FASB issued SFAS No. 153: “Exchanges of Nonmonetary Assets”, or SFAS 153, which amends APB Opinion No. 29: “Accounting for Nonmonetary

Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005 (fiscal 2006 for pSivida). At this time, management reasonably believes that the adoption of SFAS 153 will not have a material effect on our financial position or results of operations.
     In May 2005, the FASB issued SFAS No. 154: “Accounting Changes and Error Corrections,” or SFAS 154, which replaces APB Opinion No. 20: “Accounting Changes” and SFAS No. 3: “Reporting Accounting Changes in Interim Financial Statements”. The standard is effective for fiscal years beginning after December 15, 2005 (fiscal 2007 for pSivida). SFAS 154 changes the requirements for the accounting for and reporting of a voluntary change in accounting principle as well as the changes required by an accounting pronouncement which does not include specific transition provisions. At this time management reasonably believes that the adoption of SFAS 154 will not have a material effect on our financial position or results of operations.
Differences between Australian Accounting Standards and U.S. Accounting Standards
     We prepare our audited consolidated financial statements in accordance with A-GAAP, which differ in certain significant respects from U.S. GAAP. The following table sets forth a comparison of our net loss and total equity in accordance with A-GAAP and U.S. GAAP as of the dates and for the periods indicated:

	Years ended June 30,
	2005	2004	2003
Net loss in accordance with A-GAAP	(14,726,523)	(3,683,205)	(2,765,153)
Net loss in accordance with US GAAP (as restated for the years ended June 30, 2004 and 2003)	(16,561,512)	(5,019,974)	(2,268,603)

	As at June 30,
	2005	2004	2003
Total equity in accordance with A GAAP	79,987,614	38,428,943	6,299,519
Total equity in accordance with US GAAP (as restated at June 30, 2004 and 2003)	87,650,337	37,794,705	7,140,316
     See Note 27 to pSivida’s audited consolidated financial statements for a description of the differences between A-GAAP and U.S. GAAP as they relate to it, and a reconciliation to U.S. GAAP of net loss and total equity for the dates and periods indicated therein. Differences between A-GAAP and U.S. GAAP for the years ended June 30, 2005, 2004 and 2003 that have a material effect on net loss and total equity primarily relate to share-based compensation and purchase accounting.
Restatement of U.S. GAAP Amounts
     Subsequent to the issuance of our June 30, 2004 consolidated financial statements, we changed the amounts previously reported in the U.S. GAAP reconciliation for the accounting for deferred income taxes as follows:
•	Deferred tax liability for acquired intangible assets — Previously, deferred taxes were not recorded on the intangible assets acquired in connection with the step acquisition of pSiMedica as the book to tax basis differences were deemed to be permanent as the amortization of the related intangibles is not deductible for income tax purposes. We have subsequently concluded that, although under tax law we will not receive a tax deduction in the future for recovery of the intangible assets, recognition of a deferred tax liability on the acquired intangibles is nevertheless required under U.S. GAAP because it is assumed for financial reporting purposes that we will generate future revenues at least equal to the recorded amount of the investment, and recovery will result in future taxable amounts.
•	Valuation allowance for deferred income tax assets — Previously establishing a valuation allowance, we fully reserved the total balance of the deferred income tax assets related to tax loss carryforwards as it was deemed more likely than not that the deferred tax assets would not be realized. As a result of the recognition of the U.S. GAAP deferred tax liabilities in connection with the step acquisition of pSiMedica described above, we have reevaluated the recoverability of the deferred income tax assets, taking into consideration the reversal of taxable temporary differences under the U.S. GAAP.

•	Amortization of intangible assets — Where the recognition of a deferred tax liability for acquired intangible assets as per the above resulted in additional basis of the related intangible, the additional basis is being amortized over the remaining estimated useful life of the intangible assets for U.S. GAAP purposes.
     Refer to Note 27 to our audited consolidated financial statements included elsewhere herein for a summary of the significant effects of the restatement.
Critical Accounting Policies
     We prepare our audited consolidated financial statements in accordance with A-GAAP. As such, we are required to make certain estimates, judgments, and assumptions that management believe are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies listed in Note 1 of the consolidated financial statements that management believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations under A-GAAP are discussed below.
Valuation of intangible assets
     Other than cash deposits held, the value recognized in intangible assets on the consolidated statement of financial position is the most significant asset held by us and the accounting principles adopted and estimated by management in recognizing these assets are therefore considered critical.
     Intellectual property principally represents the license granted to pSiMedica from QinetiQ (formerly the Defence Evaluation and Research Agency in the United Kingdom) and patents granted. The QinetiQ license is an exclusive worldwide royalty-free license to the BioSilicon technology in the field of human and animal healthcare and in vivo diagnostic applications.
     We consolidated the results of pSiMedica upon the acquisition of a controlling economic interest in pSiMedica on May 10, 2001. Prior to this date, pSiMedica had undertaken little research and development activities and the cost of any research and development that had been undertaken was expensed in the accounts of pSiMedica. Upon the acquisition of additional share capital in pSiMedica in May 2001, it was considered reasonable to assume that the majority of the value paid by us at this time should be attributable to the value of the license. The remainder was attributable to receivables, plant, property and equipment and payables. Attributing the bulk of the value paid by us to the license was also considered reasonable on the basis that prior to acquisition of the additional share capital in pSiMedica there had not been any material patent grants.
     Therefore, we considered that it was reasonable that the value of A$5.1 million, being the bulk of the value of the consideration paid on May 10, 2001 in acquiring the additional pSiMedica shares, should be primarily attributable to the value of the license and represented a reasonable fair value of the license at the time of the transaction.
     On August 4, 2004 we completed the acquisition of the pSiMedica shares that we did not already hold such that we now hold 100% of the issued capital in pSiMedica. Prior to acquiring 100% of the issued capital in pSiMedica, the most recent step in the acquisition of pSiMedica took place on October 13, 2003. At this point in time, management ascribed no value to the patent portfolio of pSiMedica and as a result the value acquired was recognized purely as the QinetiQ license. However, since this time, pSiMedica has been granted significant patents and it was thought appropriate that this position be reviewed. Based on management’s assessment at the date of acquisition, the total amount of the incremental increase in the value of intangible assets of A$25 million should be attributed to the patents granted since October 2003. Consequently, based on management’s assessment we recognize the intangible assets in the form of the license at the value of A$64.4 million and patents at the value of A$25 million.

     In our A-GAAP consolidated financial statements, recognition of the value of intangible assets acquired has been made with reference to the actual cost of the investment made by us in acquiring pSiMedica shares. More specifically, the bulk of this value is attributed to the fair value of the license granted to pSiMedica by QinetiQ amounting to $35.6 million and patents granted in relation to the BioSilicon technology of approximately $13.8 million and goodwill of approximately $9.9 million. The remainder was attributable to receivables, plant, property and equipment and payables. Other than the intangible assets, the value of assets acquired was considered nominal in value, particularly on the basis that the costs of research and development were expensed and no significant patents had been granted at May 10, 2001, when pSiMedica was first recognized in the consolidated financial statements.
     Intellectual property is recorded at the cost of acquisition and is carried forward as an asset on the expectation that it will lead to commercialization. The carrying value of intangibles is reviewed by our board of directors at each reporting date.
Estimated Useful Economic Life
     Based on the level of development of BioSilicon products, the competitive nature of the drug delivery industry and what is considered industry practice, a period of 12 years is considered by management to be a reasonable estimation of the expected useful economic life of the license and patents.
     Our directors gave due consideration to the technical and commercial life of the intellectual property (being patents and licenses) concluding that a 12 year useful life was appropriate to determine their useful economic life to be the lesser of 12 years or the average remaining life of the intellectual property. Amortization will be recognized on the commencement of commercial production of products calculated on a straight-line basis over the remaining balance of the estimated useful life. We review the commercial status of products on at least an annual basis and it is expected that amortization of intellectual property will commence during the year ending June 30, 2007.
     Depreciation of plant and equipment is recognized on a straight-line basis over the estimated useful lives of three years. As our business is competitive and developmental in nature, plant and equipment is required to be regularly updated due to technological advancements and three years therefore is considered by management to be a reasonable estimation of the expected useful economic life of its plant and equipment.
Realization of Deferred Tax Assets
     The recognition of deferred tax assets is based upon the likelihood of recoverability from future taxable income will be available, against which the reversal of timing differences can be deducted. To the extent that recovery is not likely, a valuation allowance is established. (Refer to Note 5 of the consolidated financial statements.) The recognition of deferred tax balances therefore involves judgment regarding our future financial performance in which the deferred tax asset is recognized. On this basis we have not achieved profitability and expect to continue to incur net losses through to 2007. As we do not expect BrachySil to be widely marketed before then, no tax asset has been recognized.
B. LIQUIDITY AND CAPITAL RESOURCES
     Cash and cash equivalents totaled A$12.9 million at June 30, 2005 compared to A$31.4 million at June 30, 2004. We have financed our operations primarily through private placements of equity securities, the exercise of options and share purchase plans. With the exception of a convertible note entered into by us on November 16, 2005 we have utilized no borrowings since December 1, 2000 and we do not anticipate utilizing any borrowings in the near future. We have no off-balance sheet financing and we expect that our current cash levels will be sufficient to support current levels of research and development until the second quarter of calendar year 2007.
     However, we may increase our level of research and development activity which will directly increase our need for cash reserves as research and development is our most significant cost driver. We have reported negative cash flows from operations and we expect this to continue at least until the end of 2006, as we are in the development stage and have not yet commercialized most of our products, including BrachySil.
     On April 20, 2004, we raised A$19.4 million, net of issue costs through a private placement of 19,375,000 ordinary shares to institutional and accredited investors at a subscription price of US$0.80 and on April 23, 2004, we raised an additional A$6.2 million net of issue costs through a private placement of 5,625,000 ordinary shares to institutional and accredited investors at a subscription price of US$0.85.
     On August 23, 2005 we raised US$4.3 million (A$5.7 million) before costs via the private placement of 665,000 ADRs to predominantly U.S. investors at US$6.50 (A$8.61) each, pursuant to a PIPE.
     On November 16, 2005 we issued a convertible note to a New York-based institutional accredited investor, pursuant to which the investor purchased US$15 million (A$19.7 million) subordinated convertible debentures, convertible into pSivida ADSs at an initial conversion price of US$7.10 (A$9.50).
     Net cash used in operating activities totaled A$12.3 million for the year ended June 30, 2005 compared to A$7.8 million for the year ended June 30, 2004 and A$4.6 million for the year ended June 30, 2003. Research and development expenditure is the most significant expenditure item resulting in increased cash flows during the years ended June 30, 2005, 2004 and 2003 and amounted to A$8.3 million, A$6.1 million and A$3.9 million respectively. (Refer to “Business Overview” for a detailed description of our research and development activities). Payments to suppliers and employees during the years ended June 30, 2005, 2004 and 2003 were A$4.8 million, A$2.0 million and A$787,216, respectively. The increase in payments from the year ended June 30, 2003 to the year ended June 30, 2005 consisted of increased expenses relating to additional administrative activities and the timing of cash payments related to these activities.
     Net cash used in investing activities totaled A$8.1 million for the year ended June 30, 2005 compared to A$527,168 for the year ended June 30, 2004 and A$51,948 for the year ended June 30, 2003 principally for the cash paid for the acquisition of the remaining outside equity interest in pSiMedica, the construction of a cleanroom facility in Germany and the purchase of laboratory and computer equipment in Malvern, United Kingdom and in Perth, Western Australia.
     Net cash flows from financing activities totaled A$3.6 million for the year ended June 30, 2005 compared to A$37.0 million for the year ended June 30, 2004 and A$852,567 for the year ended June 30, 2003.
     Cash flows from financing activities during the year ended June 30, 2005 reflected the following:
•	During the year ended June 30, 2005 we raised A$3.6 million on the issue of additional share capital upon the exercise of options previously issued. At various times during the year, a total of 13,070,000 options were exercised at a price of A$0.20, 2,200,000 options were exercised at a price of A$0.40, 150,000 were exercised at a price of A$0.50 and 150,000 options were exercised at a price of A$0.65.

•	During the year we incurred $27,422 in issue costs in relation to the acquisition of the remaining outside equity interest in pSiMedica in August 2004.
     Cash flows from financing activities during the year ended June 30, 2004 reflected the following:
•	On August 4, 2003, we issued 3,891,572 ordinary shares at A$0.24 per share, raising A$932,298 net of issue costs. On October 6, 2003, we issued additional share capital through a placement of 13,000,000 ordinary shares at A$0.50 per share to investors, raising A$6.2 million net of issue costs;

•	On April 20, 2004, we issued additional share capital through a placement of 19,375,000 ordinary shares at US$0.80 per share to investors, raising A$19.4 million net of issue costs, and on April 23, 2004, we raised an additional A$6.2 million net of issue costs through the issue of additional share capital with a further placement of 5,625,000 ordinary shares at US$0.85 per share to investors;

•	On October 13, 2003, we subscribed for additional share capital in pSiMedica, increasing its direct ownership by 3.4% to 46.25% with indirect effective control over 53.05%. The consideration paid by us in relation to this additional investment amounted to £2 million (A$4.84 million). This transaction had no impact on the consolidated statement of cash flows. Additional equity contributions received by the subsidiary totaled A$2.6 million;

•	During the year a total of 8,130,000 options were exercised raising A$1.6 million.
     Cash flows from financing activities during the year ended June 30, 2003 reflected the following:
•	On October 14, 2002, we issued additional share capital through a placement of 7,000,000 ordinary shares at A$0.12 per share raising A$792,567 net of issue costs; and

•	During the year a total of 300,000 options were exercised raising A$60,000.
     On September 12, 2002, we entered into an agreement for a fully underwritten A$7.5 million equity line of credit with Global Emerging Markets, also known as GEM, a New York based private equity group. A commitment fee equivalent to 1.67% of the total value of the facility is payable by us to GEM on the proceeds of drawdowns. In addition, GEM was issued options to acquire 2,000,000 of pSivida’s ordinary shares at A$0.20 per share, expiring on December 31, 2004. These options were exercised by GEM on February 4, 2004. This agreement has now been terminated and no drawdowns were made by us on this facility.
     From commencing business as a development stage enterprise to June 30, 2005, our capital expenditures have totaled A$4.8 million consisting of computer equipment and laboratory equipment that is being used in connection with our research and development activities undertaken in Malvern, United Kingdom and administration in Perth, Western Australia. Capital expenditures for plant and equipment and leasehold improvements are being depreciated on a straight line basis over the estimated useful lives of three years, with a net balance at June 30, 2005 of A$3,273,663. We do not have significant capital spending requirements, but expect to continue to engage in capital spending consistent with anticipated growth in operations and personnel. Capital expenditure has been funded largely through the private placement of ordinary share capital.
     We believe that our existing cash and cash equivalents will be sufficient to support our current operating plan until the second quarter of calendar year 2007. However, we have based this expectation on assumptions that may prove to be incorrect. Our future funding requirements will depend upon many factors, including, but not limited to:
•	Costs and timing of obtaining regulatory approvals;

•	The costs and timing of obtaining, enforcing and defending our patent and intellectual property;

•	The progress and success of pre-clinical and clinical trials of BioSilicon;

•	The costs and timings of CDS research programs in development;

•	The timing and degree of sales activity leading to revenue on the sale of CDS marketed product; and

•	The progress and number of our research programs in development.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     Our primary activity is the development of products based on nano-structured BioSilicon. Our research and development expenses were A$8.3 million, A$7.0 million and A$4.6 million during the years ended June 30, 2005, 2004 and 2003 respectively. These research and development expenses consist primarily of compensation and related costs for research and development personnel, expenses for testing and laboratory facilities and depreciation on property, plant and equipment used solely for research and development activities. Such costs are charged to the operations as we incur them. The increase in the latest fiscal year is primarily attributable to an increase in our expenditures on the research and development of the drug delivery platform and preparations for the undertaking of clinical trials relating to pancreatic application of BrachySil.
     For a more detailed discussion of our research and development activities and policies, please see Item 4B, “Business Overview”.
D. TREND INFORMATION
     As we are a development stage enterprise, it is not possible for us to predict with any degree of accuracy the outcome of the research and commercialization efforts being undertaken.
     As in prior periods, expenditure on research and development, as a proportion of total costs, is expected to be significant and increase from the A$8.3 million spent during the year ended June 30, 2005, unless cutbacks are required to conserve cash. Prior to completing the acquisition of CDS on December 30, 2005, we expected that research and development expenditure during the year ending June 30, 2006 would be approximately A$13.5 million as we continued with the clinical trials in Singapore of BrachySil and expected to undertake additional work on other applications of BioSilicon, including targeted in situ cancer treatments. Following the acquisition of CDS, however, it is expected that this pre-acquisition estimate will increase significantly. However, we expect to continue to fund this expense from existing cash balances in the near future.
     Our recent acquisition of CDS will have profound effects on the nature of our business and operations as a whole and we expect that therefore our current reported financial information may not be indicative of our future results or financial condition. For a description of the acquisition, see Item 8B, “Significant Changes”.
E. OFF-BALANCE SHEET ARRANGEMENTS
     We currently do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
F. CONTRACTUAL OBLIGATIONS TABULAR DISCLOSURE
     The following table outlines our contractual obligations as of June 30, 2005 for payments under our indebtedness (including capital leases), purchase obligations, operating leases and other obligations and the effects such obligations are expected to have on our liquidity and cash flows in future periods:

Payments Due by Period
(In thousands of Australian Dollars)
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Contractual Obligations	—	—	—	—	—
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	448	326	122	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—

Total	448	326	122	—	—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
pSivida
     The members of the board of directors of pSivida and their principal occupations are as follows:

Name	Date of Appointment	Principal Occupation
Dr. Roger Brimblecombe	March 5, 2002	Independent Consultant
Dr. Roger Aston (1)	December 1, 2000	Independent Consultant
Mr. Gavin Rezos	December 1, 2000	Managing Director, pSivida Limited
Ms. Alison Ledger (2)	July 30, 2004	Independent Consultant
Mr. Stephen Lake	July 30, 2004	Investment Director, QinetiQ
Dr. David Mazzo	July 25, 2005	Non-Executive Director, pSivida Limited; President and Chief Executive Officer, Chugai Pharma U.S.A
Mr. Michael Rogers	July 27, 2005	Non-Executive Director, pSivida Limited; Vice President, Chief Financial Officer and Treasurer of Indevus Pharmaceuticals Incorporated
Dr. Paul Ashton	December 30, 2005	Executive Director of Strategy, pSivida Limited and Interim President, pSivida Inc.
Ms. Heather Zampatti	January 11, 2006	Non-Executive Director, pSivida Limited; Head of Wealth Management Australia, Bell Potter Securities

(1)	Dr. Aston resigned from pSivida’s board on November 15, 2005.

(2)	Ms. Ledger resigned from pSivida’s board on January 11, 2006.
Dr. Roger Brimblecombe
     Dr. Brimblecombe, Ph.D., D.Sc., F.R.C.Path., C.Biol., F.I.Biol., is a former chairman of SmithKline and French Research Ltd. He is currently chairman of MVM Ltd, the venture capital arm of the UK Medical Research Council. He is also non-executive chairman of Oxxon Therapeutics, Inc (U.S.), and a non-executive director of Vertex Pharmaceuticals Inc (U.S.A), Vertex Pharmaceuticals (Europe) Ltd and Tissue Science Laboratories Ltd. He has provided strategic consultancy services to research and development companies in Europe, the U.S. and Japan. He is a fellow of the Royal Society of Medicine, the Royal College of Pathologists and the Institute of Biology. He is consultant editor of Drug Discovery World magazine. Dr. Brimblecombe is also chairman of pSiMedica and pSiOncology, and a director of pSivida Inc.
Gavin Rezos
     Mr. Rezos, B.Juris., LL.B., B.A., earned a law degree from the University of Western Australia and has been admitted as a barrister and solicitor in Western Australia, England and New South Wales. He practiced law in London in corporate finance before joining Midland Montagu, an investment bank now known as HSBC Investment Bank plc, in 1990. He was an investment banking director at HSBC in positions based in London, Sydney and Dubai. Mr. Rezos is currently principal of Viaticus Capital Pty Ltd, a biotechnology venture capital and corporate advisory company. He has investment banking experience in a variety of industries and geographical locations including Europe, Latin America, the Middle East and Asia. Mr. Rezos is also a director of pSiMedica, pSiOncology, pSiNutria and AiMedics Pty Ltd (Australia) and non-executive chairman of AION Diagnostics and pSivida Inc.

Dr. Roger Aston
     Dr. Aston has more than 20 years’ experience in the pharmaceutical and biotechnology industries. His previous positions have included CEO of Peptech Limited (Australia), director of Cambridge Antibody Technology Limited (UK) and chairman of Cambridge Drug Discovery Limited — now BioFocus plc (UK). Dr. Aston was also founder and CEO of Biokine Technology Ltd (UK) prior to its acquisition by the Peptech Group. He was a founder and is the former CEO of pSiMedica and pSiOncology. Dr. Roger Aston is also chairman of Australian Cancer Technology Limited (Australia). Dr Roger Aston retired as a director and executive officer of pSivida and pSiOncology at the pSivida annual general meeting held on November 15, 2005.
Alison Ledger
     Ms. Ledger was most recently a principal at McKinsey & Co both in Sydney and London specializing in financial institutions including banking, asset management, stock exchanges, insurance and regulatory compliance. She joined McKinsey in 1995 after holding positions with Bankers Trust in London marketing investment funds to European corporate and institutional clients. Ms. Ledger has extensive financial experience and knowledge of international capital markets with a breadth of knowledge in strategy, operations, performance improvement, cost management, new business building and geographic expansion. She has a Harvard MBA and has lived and worked in numerous countries including the UK, Australia and the U.S. Ms. Ledger resigned as a director of pSivida on January 11, 2006.
Stephen Lake
     Mr. Lake, BA (Jt. Hons), MBA, ACA, is Investment Director, QinetiQ Limited. He has over 20 years of experience in the high technology sector as a senior executive in both large multi-national and early stage venture backed companies. He was a founding executive of Reuters venture capital arm Greenhouse. He has extensive international experience having worked in the U.S. for 10 years, as well as in France and the Nordic countries. Mr. Lake is a UK-qualified chartered accountant and has an MBA in technology and strategy from the Theseus Institut (France). He is a non-executive director of Quintel Technology Limited and QS4 Group Limited, a joint venture between Rotch and QinetiQ.
Dr. David Mazzo
     Dr. Mazzo, BA (Hons), BSc (Hons), MSc, PhD, is President and Chief Executive Officer of Chugai Pharma U.S.A, and is based in New Jersey, U.S.A. Chugai Pharma U.S.A is part of the Roche group of companies and is a subsidiary of Chugai Pharmaceutical Company Limited (Japan), a global research-based pharmaceutical company. Dr Mazzo holds a Bachelor of Arts with Honors (Interdisciplinary Humanities) and a Bachelor of Science with Honors in Chemistry from Villanova University, and a Master of Science in Chemistry and a PhD in Analytical Chemistry from the University of Massachusetts. He complemented his American education as a Research Fellow at the ecole Polytechnique Federale de Lausanne, Switzerland. Dr Mazzo is also a director of AMEX-listed Avanir Pharmaceuticals (appointed 1 August 2005).
Michael Rogers
     Mr. Rogers, BA, MBA, is Executive Vice President, Chief Financial Officer and Treasurer of Indevus Pharmaceuticals Incorporated, a biopharmaceutical company based in Lexington, Massachusetts, U.S.A. Mr. Rogers received an MBA from the Darden School of Business, University of Virginia and a BA, Political Science from Union College, and brings significant financing, acquisition, investment banking and partnering experience relating to pharmaceutical and biotechnology companies to the pSivida board. He will chair the Audit Committee and is the designated “audit committee financial expert.”
Dr. Paul Ashton
     Dr. Ashton was the President and Chief Executive Officer of CDS prior to its acquisition by pSivida on December 30, 2005. He co-founded CDS in 1991 and since then has served as a director of CDS, becoming President and Chief Executive Officer in 1996. As a scientist, Dr. Ashton is internationally renowned in the field of ocular drug delivery and is one of the inventors of Vitrasert® and Retisert™, two CDS products approved by the FDA. He has authored over 200 papers and abstracts, holds more than 25 patents and has more than 150 pending patent applications. Dr. Ashton received a Bachelor of Science in Chemistry from Durham University, England and a PhD in pharmaceutical science for the University of Wales.
Heather Zampatti
     Ms. Zampatti, BSc, DipEd, is Head of Wealth Management, Australia, for Bell Potter Securities and has over 20 years’ experience in investment advising, specializing in stockbrokerage and financial investment planning. Ms. Zampatti holds board positions on the Princess Margaret Hospital for Children Foundation, the Australian Institute of Management (Western Australia) and Osteoporosis Australia. Ms. Zampatti holds a Bachelor of Science and a Diploma of Education from the University of Western Australia and is a Certified Financial Planner.
     From January 7, 2003 until July 30, 2004, Nadine Donovan was a member of pSivida’s board of directors. Following Mrs. Donovan’s resignation to concentrate on personal endeavors, Mr. Lake and Ms. Ledger were appointed directors by a resolution of shareholders at a general meeting of shareholders held on July 30, 2004. Mrs. Donovan joined pSivida in March 2001 as Company Secretary/Financial Controller.
     The current executive officers of pSivida and their titles are as follows:

Name	Title
Mr. Gavin Rezos	Managing Director, pSivida Limited
Mr. Aaron Finlay	Chief Financial Officer and Company Secretary, pSivida Limited
Dr. Anna Kluczewska	Managing Director, AION Diagnostics
Dr. Paul Ashton	Executive Director of Strategy, pSivida Limited and Interim President, pSivida Inc.
Mr. Michael Soja	Vice President of Finance, Chief Financial Officer and Treasurer, pSivida Inc.
Ms. Lori Freedman	Vice President for Corporate Affairs, General Counsel and Secretary, pSivida Inc.
Aaron Finlay
     Mr. Finlay joined pSivida as of May 17, 2004, as CFO and Company Secretary. His most recent role was as INVESCO Australia’s Chief Financial Officer where he had responsibility for the operations of finance, as well as the compliance, legal, and human resources functions. Prior to that position, Mr. Finlay was head of group tax and treasury for INVESCO’s global operations in London. Prior to joining INVESCO, Mr. Finlay worked for PricewaterhouseCoopers (then Price Waterhouse) in London and Perth. Mr. Finlay is also chief financial officer and company secretary of AION Diagnostics.
Dr. Anna Kluczewska
     Dr. Kluczewska held the position of global product manager for Baxter Healthcare’s BioSurgery division. At Baxter, she oversaw the management of Baxter BioSurgery’s products in over 50 countries focusing on registration, product launch and global product management. Dr. Kluczewska is also Managing Director of AION Diagnostics.
Michael Soja
     Mr. Soja has served as CDS’ Vice President of Finance and Chief Financial Officer since 2001. From 1974 to 2001, Mr. Soja was employed by XTRA Corporation, a lessor of transportation equipment, serving as Vice President and Chief Financial Officer from 1980 to 2001. Mr. Soja received a B.A. in Mathematics from the College of the Holy Cross in 1970, an M.S. in Accounting from Northeastern University in 1971 and an M.B.A. from Babson College in 1978.

Lori Freedman
     Ms. Freedman has served as CDS’ Vice President of Corporate Affairs, General Counsel, and Secretary since 2001. From March 2001 through September 2001, Ms. Freedman served as Vice President, Business Development, and Counsel of Macromedia, Inc., a provider of software for creating Internet content and business applications. Ms. Freedman served as Vice President, General Counsel, and Secretary of Allaire Corporation, a provider of Internet infrastructure for building business applications, from 1999 until Allaire was acquired by Macromedia in 2001. From May 1998 to December 1998, Ms. Freedman worked for Polaroid Corporation as a Corporate Counsel. Prior to joining Polaroid, Ms. Freedman was with the law firm of McDermott, Will & Emery. Ms. Freedman received a B.S. in Economics and Psychology from Brandeis University and a J.D. from Boston University.
pSivida Inc.
     On December 30, 2005, pSivida acquired all of the capital stock of Control Delivery Systems, Inc., which was renamed pSivida Inc. The members of the board of directors of pSivida Inc. and their principal occupations are as follows:

Name	Principal Occupation
Mr. Gavin Rezos	Managing Director, pSivida Limited
Mr. Roger Brimblecombe	Independent Consultant
Dr. Paul Ashton	Interim President of pSivida Inc. and Executive Director of Strategy, pSivida Limited
Mr. Michael Soja	Vice President of Finance, Chief Financial Officer and Treasurer, pSivida Inc.
Ms. Lori Freedman	Vice President for Corporate Affairs, General Counsel and Secretary, pSivida Inc.
     The executive officers of pSivida Inc. and their principal occupations are as follows:

Name	Title
Mr. Gavin Rezos	Chairman
Dr. Paul Ashton	Interim President
Mr. Michael Soja	Vice President of Finance, Chief Financial Officer and Treasurer
Ms. Lori Freedman	Vice President for Corporate Affairs, General Counsel and Secretary
pSiMedica Limited
     The members of the board of directors of pSiMedica and their principal occupations are as follows:

Name	Principal Occupation
Dr. Roger Brimblecombe	Independent Consultant
Mr. Gavin Rezos	Managing Director, pSivida Limited
Prof. Leigh Canham	Chief Scientific Officer, pSiMedica
Dr. Mark Parry-Billings	Research & Development Director, pSiMedica

     The executive officers of pSiMedica and their titles are as follows:

Name	Title
Prof. Leigh Canham	Chief Scientific Officer
Dr. Mark Parry-Billings	Research and Development Director
Mr. Stephen Connor	Director of Development
Dr. Jill Ogden	Commercial Director
Dr. David Petty	Intellectual Property Manager
Prof. Leigh Canham
     Prof. Canham has 25 years of research experience related to silicon technology. He was awarded an honorary chair at the University of Birmingham in 1999 for his work on the optoelectronic properties of nano-structured silicon. Trained at University College (BSc physics) and Kings College (PhD solid state physics) in London, Prof. Canham then conducted research at QinetiQ (formerly, RSRE, DERA) in Malvern UK from 1986 to 2000. In December 2000, he co-founded pSiMedica with Dr. Aston to develop the BioSilicon technology platform invented in QinetiQ. He is a frequent speaker on the subject of the medical applications of silicon technology and is member of the editorial board of international journal Biomedical Microdevices.
Dr. Mark Parry-Billings
     Dr. Parry-Billings joined pSiMedica in November 2004. Dr. Parry-Billings earned a BS with first class honors from the University of Loughborough and subsequently earned a DPhil from the Department of Biochemistry, University of Oxford where he conducted post-graduate work before joining Schering Healthcare. For the six years prior to joining pSiMedica, Dr. Parry-Billings was Director of Research & Development at Innovata Biomed Ltd. He joined Innovata BioMed in 1994 from Schering Healthcare Ltd where he was a Senior Clinical Research Associate.
Stephen Connor
     Mr. Connor joined pSiMedica in November 2001. Previously, he held increasingly senior positions in Cambridge at Murex Medical Research Ltd, Quantum Biosystems Ltd, Cantab Pharmaceuticals Research Ltd, Chiroscience R&D Ltd, and most recently, Imutran Ltd – a Novartis Pharma company. From 1978 to 1985, he worked at the Withington Hospital, Manchester.
Dr. Jill Ogden
     Dr. Ogden joined pSiMedica in November 2003. She has 18 years of commercial and R&D experience in the biotechnology, healthcare and drug delivery industries. She graduated with a BSc and PhD in Genetics from the University of Sheffield. Following her postdoctoral research at the Universities of Edinburgh and Oxford, she joined Delta Biotechnology Ltd. In 1993, Dr. Ogden co-founded and was principal of Propharma Consultants, a consultancy specializing in the biopharmaceutical industry. Between 1996 and 2000, she was business development manager of Andaris Ltd and the Quadrant Healthcare plc. Following the acquisition of Quadrant by Elan Corporation, she became director of business development for Elan Drug Delivery Ltd.
Dr. David Petty
     Dr. Petty joined pSiMedica in July 2002. Dr. Petty graduated in chemistry and subsequently obtained a PhD in organic semiconductors in 1991 at the University of Nottingham. After a one year fellowship at The Institute for Molecular Science, Okazaki, Japan he earned an MSc in intellectual property management at the University of London and then worked for a database company specializing in pharmaceutical patents. Dr. Petty subsequently worked for Fisons Instruments’ patent department from 1994 before joining the Ministry of Defence IP department in 1996. Over the last five years, he has been responsible for managing the BioSilicon portfolio of patents at both DERA/QinetiQ and pSiMedica.
pSiOncology Pte Ltd
     The members of the board of directors of pSiOncology and their principal occupations are as follows:

Name	Principal Occupation
Dr. Roger Brimblecombe	Independent Consultant
Mr. Gavin Rezos	Managing Director, pSivida Limited
Dr. Beng Choo Lim	Clinical Director, pSiOncology Pte Ltd
Mr. Stephen Lake	Investment Director, QinetiQ
Dr. Beng Choo Lim
     Dr. Lim has worked with multinational pharmaceutical corporations such as Pharmacia (now Pfizer), Glaxo and Smith Kline Beecham and several start up companies. Dr. Lim received her doctorate in pharmacology from the National University of Singapore and is registered with the Singapore Board of Pharmacy. Her clinical research experience includes initiation and project management of all phases of clinical trials to support registration in the U.S., Europe and Asia in the therapeutic areas of naso-pharyngeal cancer, vitreous hemorrhage, Hepatitis B, peptic ulcer, respiratory, dermatology and anti-infectives.
     The executive officer of pSiOncology and her title is as follows:

Name	Title
Dr. Beng Choo Lim	Clinical Project Manager
AION Diagnostics Limited
     Wholly-owned subsidiary AION Diagnostics Limited appointed Dr Jörg Schreiber PhD as a non-executive director in May 2005. Dr Schreiber has over 20 years’ experience in the diagnostics industry, principally with Roche Diagnostics and Boehringer Mannheim in Germany and brings with him leadership and expertise in the commercialization of world class diagnostic products.
     The members of the board of directors of AION Diagnostics and their principal occupations are as follows:

Name	Principal Occupation
Mr. Gavin Rezos	Managing Director, pSivida
Prof. Leigh Canham	Chief Scientific Officer, pSiMedica; Director, AION Diagnostics
Dr. Anna Kluczewska	Head of Diagnostics, pSivida; Managing Director, AION Diagnostics
Dr. Jörg Schreiber PhD	Non-executive Director
     The executive officers of AION Diagnostics and their titles are as follows:

Name	Title
Dr. Anna Kluczewska	Managing Director
Mr. Aaron Finlay	Chief Financial Officer and Company Secretary
pSiNutria Limited
     Wholly-owned subsidiary pSiNutria was incorporated on December 5, 2005. The members of the Board of Directors of pSiNutria and their principal occupations are as follows:

Name	Principal Occupation
Mr. Gavin Rezos	Managing Director, pSivida Limited
Prof. Leigh Canham	Chief Scientific Officer, pSiMedica; Director, AION Diagnostics
Mr. Stephen Lake	Investment Director, QinetiQ
Mr. Aaron Finlay	Chief Financial Officer and Company Secretary, pSivida Limited
B. COMPENSATION
     Compensation of directors and officers is recommended by the remuneration committee of pSivida’s board and approved by pSivida’s full board including a majority of the independent directors.
     Remuneration for the services of our executive directors are formalized in a service agreement. Details of the nature and amount of each element of the emoluments of each of our directors for the financial year are shown in the following table. The following table presents all compensation paid to our directors and executive management for the year ended June 30, 2005.

	Primary		Post
	Salary and		Employment	Other	Equity
	Fees	Bonus	Superannuation	Benefits	Options	Total
	$	$	$	$	$	$
Specified directors
Dr R Brimblecombe	224,459	25,000	—	—	229,296	478,755
Mr G Rezos	348,062	75,000	10,905	—	1,361,127	1,795,094
Dr R Aston	315,683	25,000	8,438	1,189	558,592	908,902
Mr S Lake	22,917	—	—	—	91,718	114,635
Ms A Ledger	27,500	—	2,475	—	91,718	121,693
Mrs N Donovan	2,083	—	188	—	—	2,271

Total	940,704	125,000	22,006	1,189	2,332,451	3,421,350

Specified executives(1)
Prof L Canham	193,780	—	22,553	6,056	353,524	575,913
Mr A Finlay	144,572	32,500	13,135	—	370,396	560,603
Dr A Kluczewska	208,333	10,000	—	—	299,808	518,141
Mr S Connor	181,146	—	21,738	10,612	143,751	357,247
Dr J Ogden	169,816	—	20,378	6,060	143,751	340,005

Total	897,647	42,500	77,804	22,728	1,311,230	2,351,909

(1)	Specified executives were the five highest paid executives of pSivida for the year ended June 30, 2005, other than members of the board of directors.
     Options were granted to specified directors and executives on August 5, 2004 and have a value at the date of grant of A$0.46 per option using a Black-Scholes model, taking into account time value and the volatility of the stock price. The options are exercisable at A$1.18, being a 10% premium to the share price at the time of grant and may be exercised between August 5, 2004 and August 5, 2009.
     Options were granted to specified directors (after receiving shareholder approval at our annual general meeting held on November 15, 2005) and executives on April 22, 2005 and have values ranging between A$0.30 and A$0.34 per option at the date of grant using a Black-Scholes model, taking into account time value and the volatility of the stock price. The options are exercisable at A$0.80, being a 7% premium to the share price at the time of grant and may be exercised between April 22, 2005 and March 31, 2010 subject to vesting periods of up to 2 years.

     We have entered into consulting contracts with certain directors or their related entities for an indefinite period which may be terminated by either party on three months written notice or summary notice in the event of a breach in the terms of the agreement, the consultant is found guilty of any criminal act, misconduct or negligence or becomes insolvent. There are no termination benefits other than what applicable statute dictates.
Pension, Retirement or Similar Benefits
     Under Australian government regulations, we are legally required to contribute 9% of employees’ gross income to an approved superannuation fund. Employees are entitled to contribute additional amounts to the fund at their own discretion. We make the required contribution to each employee’s nominated Superannuation Fund. Contributions by pSivida of up to 9% of employees’ wages and salaries are legally enforceable in Australia.
     pSiMedica operates a defined contribution pension scheme. The pension cost charges for the years ended June 30, 2005, 2004 and 2003 under the defined contribution scheme were £79,411 (approximately A$195,863), £30,660 (approximately A$75,149) and £28,672 (approximately A$77,740) respectively.
C. BOARD PRACTICES
     The business of pSivida is managed by its directors. The directors exercise all of the powers that our constitution, the Corporations Act 2001, the Australian Stock Exchange or the Australian Stock Exchange Listing Rules do not reserve to the shareholders in general meeting.
     The directors exercise their powers and discharge their duties as a board.
     The board’s policies and practices exist within a framework of:
•	the Corporations Act 2001;

•	the general law, including the law relating to directors’ duties;

•	the Australian Stock Exchange Corporate Governance Council’s Principles of Good Corporate Governance and Best Practice Recommendations; and

•	the Australian Stock Exchange Listing Rules.
     The overall role of the board, as set out in its charter, includes:
•	setting our strategic direction;

•	identifying the expectations of our shareholders;

•	identifying regulatory and ethical expectations and obligations; and

•	identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.
     The board delegates responsibility for the operation and administration of our company and its subsidiaries to the Managing Director.
     The board ensures management’s objectives and activities are aligned with those expectations and risks identified by the board through the mechanisms set out below:
•	oversight of our business, including its control and accountability systems;

•	appointing and removing the chief executive officer (or equivalent);

•	ratifying the appointment and, where appropriate, the removal of the chief financial officer and the company secretary;

•	input into and final approval of corporate strategy and performance objectives;

•	reviewing and ratifying systems of risk management and internal compliance and control, codes of conduct and legal compliance;

•	monitoring senior management’s performance and implementation of strategy, and ensuring appropriate resources are available;

•	approving and monitoring the progress of major capital expenditure, capital management, and acquisitions and divestitures;

•	approving and monitoring financial and other reporting; and

•	monitoring compliance of tax processes.
Composition of the board
     The composition of the board is determined in accordance with the following principles and guidelines:
•	the board must comprise at least three directors;

•	the board must comprise directors with an appropriate range of qualifications and expertise; and

•	the board must meet regularly and follow meeting guidelines set down to ensure all directors are made aware of, and have available, all necessary information, to participate in an informed discussion of all agenda items.
     The performance of all directors is reviewed annually by the Chairman of the board in order to ensure that the board continues to discharge its responsibilities in an appropriate manner.
     Our constitution provides that the board may appoint a director at any time other than during a general meeting. However, any director so appointed automatically retires at the next general meeting and must seek re-election at that general meeting. Otherwise, our constitution permits the election of a director at general meeting and by ordinary resolution. One third of directors other than the director who is the Managing Director (or is one of the Managing Directors and has been nominated by the board as exempt from retirement) must retire at each Annual General Meeting. If the applicable number of directors is not a multiple of three, the nearest whole number to one third is applied in determining how many directors must retire from office. This will mean that for the year ending June 30, 2006, (subject to the appointment of any new directors by the company in general meeting prior to the 2006 Annual General Meeting), two of the current seven directors must retire and will be eligible for re-election. The directors chosen to retire will be the directors who have held office the longest since last being elected or appointed. If additional directors are appointed and more than one director is required to retire, then where two or more directors have held office for the same amount of time, they may agree which of them will retire and if they cannot decide they will draw lots.
     Dr. Brimblecombe was appointed a director on March 5, 2002 and was re-elected at the general meeting held on November 17, 2004. Both Mr. Rezos and Dr. Aston were appointed directors by a resolution of shareholders at a general meeting of shareholders on November 24, 2000 becoming effective on December 1, 2000 and Dr. Aston was re-elected at a general meeting by ordinary resolution on October 21, 2003 and did not stand for re-election at pSivida’s most recent Annual General Meeting held on November 15, 2005. Mr. Lake and Ms. Ledger were appointed directors by a resolution of shareholders at a general meeting of shareholders held on July 30, 2004. Dr. Mazzo and Mr. Rogers were appointed by the board and re-elected at our annual general meeting held on November 15, 2005. Ms. Ledger resigned as a director on January 11, 2006, and the board appointed Ms. Zampatti as a director on the same date.

     Furthermore, any director who is not a Managing Director must retire from office at the conclusion of the third annual general meeting after which they were elected and are eligible for re-election.
     Our constitution does not prescribe any maximum age limit for directors. This means that automatic retirement from office is not imposed upon reaching a certain age.
     Whether or not a director’s appointment is expressed to be for a specified period, our constitution permits:
•	members by ordinary resolution; or

•	members holding a majority of our issued, voting shares by written notice to the company, to remove any director from office. The Corporations Act 2001 supports and supplements these members’ powers to remove directors from office.
Compliance with U.S. law and NASDAQ rules regarding director independence, shareholder approvals and other matters.
General
     Pursuant to the Sarbanes-Oxley Act of 2002, the SEC has issued new rules that, among other things, require NASDAQ to impose independence requirements on each member of the audit committee. The new NASDAQ rules implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.
     The SEC defines “affiliate” for non-investment companies as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control” is proposed to be consistent with the other definitions of this term under the Exchange Act as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” A safe harbor has been proposed by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer.
     For purposes of NASDAQ, an “independent director” is a person who is not an officer or employee of the company or any of its subsidiaries and who does not have a relationship that, in the opinion of the board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
     Recently-adopted SEC and NASDAQ rules have applied to us since July 31, 2005. We have taken appropriate steps with respect to our corporate governance system so that our board of directors satisfies provisions of Rule 10A-3 under the Exchange Act and the amended corporate governance standards of NASDAQ implementing the requirements of Rule 10A-3, including the requirements relating to the independence of the audit committee members and responsibilities of the audit committee. For so long as we are listed on NASDAQ and rules applicable to us so require:
•	we will continue to have a board of directors consisting of a majority of independent directors, as defined under NASDAQ’s corporate governance rules;

•	we will continue to have an audit committee of at least three members, comprised solely of directors each of whom: (1) meets NASDAQ’s definition of independence; (2) meets the SEC’s definition of independence; (3) has not participated in the preparation of our financial statements or any of our current subsidiaries at any time during the past three years; and (4) is able to read and understand fundamental financial statements, including a balance sheet, income statement, and cash flow statement.

•	we will continue to have at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

•	we will have adopted a formal written audit committee charter that complies with NASDAQ’s rules, and that the audit committee will, among other things, review and assess the adequacy of the charter on an annual basis.

•	we will either ensure that our nomination committee and remuneration committee have only independent directors or that all decisions made by the board in respect of compensation of officers and nomination of directors are approved by a majority of our independent directors.

•	we will have adopted a code of conduct applicable to all directors, officers and employees which complies with NASDAQ and SEC rules, and such code will be publicly available.

•	we will hold regularly scheduled meetings at which only independent directors are present.
     We have been granted an exemption from the quorum requirement under NASDAQ rules which requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of a company’s common voting stock. Our constitution provides for a quorum requirement of two members at general meetings of our shareholders. This quorum requirement is in accordance with Australian law and generally accepted business practices in Australia.
Independence of Directors
     During her tenure as a director of pSivida, the board of directors considered Ms. Ledger to be an independent director. She had an indirect interest in 1,900,000 ordinary shares held by her spouse representing 0.49% of the outstanding ordinary shares as of December 31, 2005. Ms. Ledger resigned from the board on January 11, 2006 and Ms. Zampatti was appointed to the board on the same date. The board considers Ms. Zampatti to be an independent director. She currently holds no shares or options of pSivida.
     The board of directors considers Messrs. Mazzo and Rogers to be independent directors. We have recently granted Dr. Mazzo 200,000 options, and Mr. Rogers 200,000 options.
     The board of directors considers Mr. Lake to be an independent director. Mr. Lake was separately recommended by the nomination committee of the board on the basis of his extensive experience in building and developing growth technology businesses. Mr. Lake is currently employed by and responsible for managing and developing the QinetiQ Ventures portfolio of spin-out companies. QinetiQ is currently our largest shareholder, holding approximately 9.22% of our issued share capital at December 31, 2005. The board does not consider that QinetiQ’s shareholding affects Mr. Lake’s independence on the basis that QinetiQ has sufficient and suitably documented policies and procedures in place separating Mr. Lake and the corporate department of QinetiQ responsible for all dealing in relation to their interest in pSivida’s ordinary shares.
Existing board committees
     To assist in the execution of its responsibilities, the board has established a number of committees including a nomination committee, a remuneration committee and an audit and compliance committee.
Nomination Committee
     The primary purpose of the nomination committee is to ensure that the board is comprised of individuals who are best able to discharge the responsibilities of directors having regard to the law and the highest standards of corporate governance.
     The nomination committee meets this mandate by:

•	assessing the skills required on the board and from time to time considering the extent to which the required skills are represented on the board;

•	establishing processes for the review of the performance of individual directors and the board as a whole; and

•	establishing processes for the identification of suitable candidates for appointment to the board.
     The duties and responsibilities of the nomination committee are:
•	to periodically assess the skills required to competently discharge the board’s duties, having regard to our strategic direction, and report the outcome of that assessment to the board;

•	to assess the skills represented on the board by the directors and determine whether those skills meet the required skills as identified, as and when it considers appropriate but in any event on each occasion on which an existing director retires;

•	to make recommendations to the chairman of the board on means by which skill levels of existing directors can be enhanced;

•	to implement a process for the identification of suitable candidates for appointment to the board;

•	to make recommendations to the board on candidates it considers appropriate for appointment;

•	to inform the board of the names of directors who are retiring in accordance with our constitution and make recommendations to the board as to whether the board should support the re-nomination of that retiring director; and

•	to undertake a process of review of the retiring director’s performance during the period in which the director has been a member of the board and conduct that review by whatever means it consider appropriate including assessment of performance by peers and self. However, a member of the nomination committee must not participate in the review of his or her own performance.
     The decisions of the nomination committee, as contained in its minutes, constitute recommendations to the full board. The board has adopted procedures whereby any action taken after July 31, 2005 based on a recommendation of the nomination committee must be ratified by a majority of the independent directors.
     The nomination committee must be comprised of at least two members of the board. The terms of appointment to the nomination committee are at the discretion of the board and vacancies may be filled as they arise. From August 2, 2004 until November 14, 2005, the members of the nomination committee were Dr. Brimblecombe (Chairperson); Ms. Ledger and Dr. Aston. Since November 14, 2005 the members of the nomination committee have been Dr. Brimblecombe (Chairperson) and Mr. Rezos.
Remuneration Committee
     The role of the remuneration committee is to assist the board in ensuring that appropriate and effective remuneration packages and policies for the Managing Director and executive directors are implemented within our company and its subsidiaries. The remuneration committee’s role also extends to the review of non-executive directors’ fees.
     The duties and responsibilities of the remuneration committee are to:
•	review and recommend to the board remuneration policies and packages for the Managing Director and executive directors;

•	recommend to the board any changes in remuneration policy relating to superannuation, other benefits and remuneration structure for the Managing Director and executive directors and that are likely to have a material impact on our company and its subsidiaries;

•	review and recommend to the board proposals for employee and non-executive director equity plans;

•	review and recommend to the board proposals for short and long term incentive programs for the Managing Director and executive directors;

•	review and recommend to the board any changes to non-executive directors’ fees;

•	ensure there is a proper performance management process in place throughout the organization and that it is operating effectively; and

•	be informed of:
•	current trends in executive remuneration and associated incentive initiatives; and

•	legislative issues associated with executive remuneration programs.
     The decisions of the committee, as contained in its minutes, shall constitute recommendations to the board. The board has adopted procedures whereby any action taken based on a recommendation of the remuneration committee must be ratified by a majority of the independent directors. In addition the compensation of our chief executive officer will be determined, or recommended to the board for determination, either by a majority of the independent directors or a compensation committee comprised solely of independent directors. Further, our chief executive officer may not be present during voting or deliberations. Compensation of all other executive officers will also be determined, or recommended to the board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors.
     The remuneration committee is comprised of at least two members of the board. From August 2, 2004 until November 15, 2005, and the member of the renumeration committee were Dr. Brimblecombe (Chairman), Mr. Lake and Dr. Aston. Since November 15, 2005 the members of the remuneration committee have been Dr. Brimblecombe (Chairperson) and Mr. Lake.
     The terms of appointment to the remuneration committee are at the discretion of the board and vacancies may be filled as they arise.
Audit and Compliance Committee
     The board established the audit and compliance committee to facilitate:
•	the effective operation of systems and controls which minimize financial and operational risk;

•	reliable financial and management reporting policies and procedures;

•	compliance with laws and regulations;

•	maintenance of an effective and efficient internal and external audit process; and

•	oversight of the accounting and financial reporting process of the company and the audits of the company’s financial statements.
     The audit and compliance committee is particularly concerned with audit compliance amongst our company and its subsidiaries.
     The audit and compliance committee is directly responsible to the board for the following:

•	ensuring appropriate accounting policies and procedures are defined, adopted and maintained;

•	ensuring that operating and management reporting procedures, and the system of internal control, are of a sufficiently high standard to provide timely, accurate and relevant information;

•	reviewing the financial statements prior to their approval by the board;

•	reviewing the scope of work including approval of strategic and annual audit plans and effectiveness of both the external and internal audit functions;

•	monitoring the proper operation of and issues raised through our subsidiary’s audit and compliance committees;

•	ensuring that appropriate processes are in place to ensure compliance with all legal requirements;

•	ensuring that all internal and industry codes of conduct and standards of corporate behavior are being complied with;

•	appointment of, on recommendation by the Managing Director, a person(s) responsible for internal audit functions as specified from time to time by, and in accordance with, the audit and compliance committee’s terms of reference;

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by our employees of concern regarding questionable accounting or auditing maters;

•	taking action with respect to any other business processes or functions that may be referred to it by the board; and

•	ensuring its receipt from the outside auditors of a formal written statement delineating all relationships between the auditor and the company, consistent with appropriate standards, and actively engaging in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full board take, appropriate action to oversee the independence of the outside auditor.
     The decisions of the audit and compliance committee, as contained in its minutes, shall constitute recommendations to the board.
     The audit and compliance committee is directly responsible for making recommendations to the board on the appointment, reappointment or replacement (subject, if applicable, to shareholder ratification), remuneration, monitoring of effectiveness, and independence of the external auditors, including resolution of disagreements between management and the auditor regarding financial reporting.
     The audit and compliance committee approves all audit and non-audit services provided by the external auditors and must not engage the external auditors to perform any non-audit/assurance services that may impair or appear to impair the external auditor’s judgment or independence. The audit and compliance committee may delegate approval authority to a member of the audit and compliance committee. The decisions of any audit and compliance committee member to whom approval authority is delegated must be presented to the full audit and compliance committee at its next scheduled meeting. Our audit and compliance committee is empowered to determine its own procedures, and the charter for the committee and its adequacy must be reviewed annually by the committee and the board.
     When reviewing the independence of the external auditor the committee will encourage the rotation of the audit partner at least once every five years.

     The audit and compliance committee is comprised of at least three members of the board. The members of our audit and compliance committee shall meet the independence and experience requirements of the SEC and NASDAQ. At least one of the members of our audit and compliance committee appointed by pSivida’s board shall be determined by the board to be a financial expert as defined by the SEC and NASDAQ, and all such members shall be able to read and understand fundamental financial statements. From August 2, 2004 to July 28, 2005 the members of the audit and compliance committee were Ms. Ledger (Chair), Dr. Brimblecombe and Mr. Lake. From July 28, 2005 to January 11, 2006 the members of the audit and compliance committee were Mr. Rogers (Chair), Ms. Ledger and Dr. Mazzo. As of January 11, 2006 the members of pSivida’s audit and compliance committee are Mr. Rogers (Chair), Dr. Mazzo and Ms. Zampatti. Since July 28, 2005, the committee’s financial expert has been Mr. Rogers.
     The terms of appointment to the audit and compliance committee are at the discretion of the board and vacancies may be filled as they arise.
Conduct and Ethics
     Our code of conduct was adopted on June 30, 2003 and was made available from the corporate governance sections of our website on July 1, 2003. The code of conduct applies to all employees of the company including the Managing Director and Chief Financial Officer and covers a broad range of issues and practices necessary to maintain confidence in our integrity, including procedures in relation to:
•	compliance with the law;

•	financial records;

•	contributions to political parties, candidates and campaigns;

•	occupational health and safety;

•	confidential information;

•	conflict of interest;

•	efficiency;

•	equal opportunity;

•	corporate bribery; and

•	membership to industry and professional associations.
     The code of conduct directs individuals to report any contraventions of the code to their immediate superior or the Managing Director.
     In addition, we have adopted separate corporate governance policies relating to insider trading, continuous disclosure, communications strategy and risk management. Summaries of these policies are available on our corporate website, and we make the full policies available to the public upon request. We believe that our continuous disclosure policy and our communications strategy policy satisfy the requirements of the SEC’s rules requiring companies to adopt written standards relating to the full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the SEC and in other public communications made by the registrant. These policies mandate continuous disclosure of material information to the public by means of an ASX release and our corporate website. In addition, we file with the SEC on Form 6-K a copy of each release which we file with the ASX and post on our corporate website.
Shareholder Approval of Share Issuance

     The issuance of securities by us is subject to the shareholder approval requirements of the ASX Listing Rules and the NASDAQ Marketplace Rules. ASX Listing Rule 7.1 states that a company may not issue securities amounting to more than 15% of such company’s issued share capital in any 12 month period without obtaining shareholder approval. Rule 4350(i)(1) of the NASDAQ Marketplace Rules states that an issuer must obtain shareholder approval in order to issue securities in certain transactions, including issuances in connection with a transaction (other than a public offering) of securities having 20% or more of the voting power outstanding before the issuance. NASDAQ Marketplace Rules permit a foreign private issuer to follow its home country practice in lieu of the requirements of the shareholder approval requirements of Rule 4350. A foreign private issuer that follows a home country practice in lieu of one or more provisions of Rule 4350 must disclose each requirement of Rule 4350 that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements.
     In obtaining shareholder approval for the issuance of shares underlying the convertible note entered into by us on November 16, 2005, we obtained shareholder approval pursuant to our home country practice as embodied in ASX Listing Rule 7.1, and while the issuance of the shares was approved, we may not have received shareholder approval under NASDAQ Marketplace Rule 4350(i)(1), as we did not specifically request approval under that rule.
D. EMPLOYEES
     As of June 30, 2005, we had 36 employees, excluding directors and consultants. Of such employees, 20 were employed in research and development and 16 in management and administration; 19 employees were located in Malvern, United Kingdom, 4 in Singapore and 13 in Perth, Western Australia.
     On December 30, 2005, we completed the acquisition of Control Delivery Systems, Inc., which has been renamed pSivida Inc. As a result of the acquisition, as of December 31, 2005 we have 12 employees located in Boston, U.S.A.
     Australian, UK, Singaporean and US labor laws and regulations are applicable to all of our employees depending upon their location of employment. The laws concern various matters, including severance pay rights at termination, retirement or death, length of work day and work week, minimum wage, overtime payments and insurance for work related accidents.
E. SHARE OWNERSHIP
Beneficial Ownership of Executive Officers and Directors
     The following table sets forth certain information as of December 31, 2005 regarding the beneficial ownership by each of our directors and executive officers:
     Directors and Executive Officers of pSivida Limited

						Options in
	Ordinary Shares		Options			Subsidiary (19)
					Total Share
	Held	Held	Held	Held	Ownership	Held	Held
	Directly	Indirectly	Directly	Indirectly	(3)	Directly	Indirectly

R. Brimblecombe (8)	445,067	—	1,324,111	—	*	—	—
G J Rezos (4), (7)	2,018,630	9,272,652	3,371,030	1,800,000	4.05%	—	250,000
S Lake	—	—	242,061	—	*	—	—
A Ledger	—	1,900,000	—	200,000	*	—	—
D Mazzo	—	—	200,000	—	*	—	—
M Rogers	—	—	200,000	—	*	—	—
P Ashton (5), (9)	16,992,810	671,270	1,380,700	—	4.78%	—	—
A Finlay (10)	—	—	—	1,100,000	*	—	108,760
A Kluczewska (11)	—	—	1,425,000	—	*	495,040	—
L Freedman (12)	2,786,320	—	237,500	—	*	—	—
M Soja (13)	3,060,460	—	237,500	—	*	—	—

	25,303,287	11,843,922	8,617,902	3,100,000	11.68%	495,040	358,760

     Other pSivida Group Executive Officers

						Options in
	Ordinary Shares		Options			Subsidiary (19)
					Total Share
	Held	Held	Held	Held	Ownership	Held	Held
	Directly	Indirectly	Directly	Indirectly	(3)	Directly	Indirectly

R Aston (6), (14)	5,618,586	1,475,000	1,049,111	500,000	2.22%	—	—
L Canham (15)	3,730,000	—	864,289	—	1.15%	—	110,840
M Parry-Billings (16)	—	—	1,200,000	—	*	—	—
J Ogden (17)	—	—	554,708	—	*	—	—
S Connor (18)	—	189,000	444,645	—	*	—	—

	9,348,586	1,664,000	4,112,753	500,000	3.70%	—	110,840

	34,651,873	13,507,922	12,730,655	3,600,000	15.20%	495,040	469,600

*	These Executive Officers and Directors hold less than 1% of our outstanding capital stock.

(1)	The percentages are based on 387,009,956 ordinary shares issued and outstanding as at December 31, 2005.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC, and generally include voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(3)	For the purposes of calculating total share ownership, the number of ordinary shares held includes shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days of December 31, 2005 for the following individuals: Dr. Brimblecombe (1,024,111 shares), Mr. Rezos (4,571,030 shares), Mr. Lake (242,061 shares), Ms. Ledger (200,000 shares), Dr. Ashton (880,700 shares), Mr. Finlay (900,000 shares), Dr. Kluczewska (1,300,000 shares), Dr. Ashton (1,549,111 shares), Prof. Canham (739,289 shares), Dr. Parry-Billings (400,000 shares), Dr. Ogden (439,708 shares) and Mr. Connor (319,645 shares).

(4)	Of such shares, 2,018,630 are directly held by Mr. Rezos, 3,325,717 are held by Joanne Rezos, Mr. Rezos’ wife, 3,059,333 are held by Mr. and Mrs. Rezos as trustees for the Rezos family superannuation Fund, 2,510,607 are held by Aymon Pacific Pty Ltd as trustee for the Jerezos Discretionary Trust and 376,995 are held by Viaticus Capital Pty Ltd, a Australian corporation owned by Mr. Rezos. Mr. Rezos may be deemed to be the beneficial owner of the ordinary shares held directly by Aymon Pacific Pty Ltd as trustee for the Jerezos Discretionary Trust, Mr. and Mrs. Rezos as trustees for the Rezos Family Superannuation Fund, Mrs. Rezos and Viaticus Capital Pty Ltd.

(5)	Of such shares, 16,992,810 are held directly by Dr. Ashton and 671,270 are held by Paul Ashton Children’s Irrevocable Trust as to which Dr. Ashton disclaims beneficial ownership.

(6)	Of such shares, 5,618,586 are held directly by Dr Aston, 1,475,000 are held by Equity Insinger (Trust) (Jersey) Ltd, a Jersey corporation owned by Dr Aston. Dr Aston may be deemed to be the beneficial owner of the ordinary shares held directly by Insinger Equity (Trust) (Jersey) Ltd.

(7)	Of such options, 2,771,030 are held directly by Mr. Rezos available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009; 1,200,000 are held by Aymon Pacific Pty Ltd as trustee for the Jerezos Discretionary Trust available to be exercised into an equal number of ordinary shares with an exercise price of A$0.61 per share expiring on December 31, 2007; 600,000 are held directly by Mr. Rezos available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on March 31, 2010; and 600,000 are held by Mrs. Joanne Rezos available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010.

(8)	Of such options, 400,000 are held directly by Dr Brimblecombe available to be exercised into an equal number of ordinary shares with an exercise price of A$0.61 per share expiring on December 31, 2007; 549,111 are held directly by Dr Brimblecombe available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009; 300,000 are held directly by Dr. Brimblecombe available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on March 31, 2010; and 75,000 are held directly by Dr. Brimblecombe available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010.

(9)	Of such options, 352,280 are held directly by Dr. Ashton and available to be exercised into an equal number of ordinary shares with an exercise price of US$0.22709 per share expiring on August 25, 2009; 528,420 are held directly by Dr. Ashton available to be exercised into an equal number of ordinary shares with an exercise price of US$0.17742 per share expiring on September 18, 2007; and 500,000 are held directly by Dr. Ashton available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010.

(10)	Of such options 700,000 are held by Mrs. Sophie Finlay as trustee for the Aylesford Trust available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring on August 5, 2009; 200,000 are held by Mrs. Sophie Finlay as trustee for the Aylesford Trust available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on March 31, 2010; and 200,000 are held by Mrs. Sophie Finlay as trustee for the Aylesford Trust available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010.

(11)	Of such options, 1,200,000 are held directly by Dr Kluczewska with one third vesting annually from October 21, 2003 available to be exercised into an equal number of ordinary shares with an exercise price of A$0.61 per share expiring in December 2007; 100,000 are held directly by Dr Kluczewska available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009 and 125,000 are held directly by Dr Kluczewska available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on 31 March 2010.

(12)	Of such options, 237,500 are held directly by Ms. Freedman available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010.

(13)	Of such options, 237,500 are held directly by Mr. Soja available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010.
(14)	Of such options, 500,000 are held directly by Dr Aston available to be exercised into an equal number of ordinary shares with an exercise price of A$0.61 per share expiring on December 31, 2007; 549,111 are held directly by Dr Aston available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009 and 500,000 are held by Newtonmore Biosciences Pty Ltd, an Australian corporation owned by Dr Aston, available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009. Dr Aston may be deemed to be the beneficial owner of the options held directly by Insinger (Trust) Jersey Ltd and Newtonmore Biosciences Pty Ltd.

(15)	Of such options, 739,289 are held directly by Prof Canham available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009 and 125,000 are held directly by Prof Canham available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on 31 March 2010.

(16)	Of such options, 1,200,000 are held directly by Dr Mark Parry-Billings with one third vesting annually from April 22, 2005 available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on 31 March 2010.

(17)	Of such options, 429,708 are held directly by Dr Ogden available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009 and 125,000 are held directly by Dr Ogden available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on 31 March 2010.

(18)	Of such options, 319,645 held directly by Mr. Connor available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009 and 125,000 are held directly by Mr. Connor available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on 31 March 2010.

(19)	Options in a subsidiary represent options to acquire shares in the wholly-owned subsidiary AION Diagnostics Limited at an exercise price of nil, expiring 3 February 2008 and subject to various vesting conditions.
Stock Option Plan
     At our annual general meeting on November 1, 2001, shareholders approved the Employee Share Option Plan, or ESOP, whereby directors and executives of the consolidated entity are issued options over the ordinary shares of pSivida. Shareholders re-approved the ESOP at the Company’s annual general meeting held on November 17, 2004. The options are issued without consideration in accordance with performance guidelines established by the board of directors of pSivida. The following table presents option grant information as of December 31, 2005.

Options outstanding	Weighted Average exercise price
31,169,162*	A$1.00

*	Note that 11,442,490 of these options were not issued under the ESOP.
Plan Administration
     The ESOP is administered by pSivida’s board.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	MAJOR SHAREHOLDERS
     The following table sets forth certain information as at December 31, 2005, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of pSivida’s ordinary shares, including shares held by means of ADSs. The voting rights of our major shareholders do not differ from the voting rights of other holders of its ordinary shares.

	Number of	Percentage of
	Ordinary Shares	Outstanding
	Beneficially	Ordinary
Shareholder	Owned(1)	Shares(2)
QinetiQ Group Plc	35,699,629 (3)	9.22%
Bausch & Lomb Incorporated	21,136,940 (4)	5.5%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)	The percentages are based on 387,009,956 ordinary shares issued and outstanding as at December 31, 2005.

(3)	Of such shares, 10,053,203 are held directly by QinetiQ Group Plc, and 25,646,426 are held indirectly by QinetiQ Group Plc. QinetiQ’s address is Cody Technology Park, Ively Road, Hampshire GU14 OLX, United Kingdom.

(4)	Held in the form of ADSs, each of which represents 10 ordinary shares.
     As of December 31, 2005, we had 387,009,956 ordinary shares on issue, of which 129,314,638 were held by 3,557 Australian resident holders and 257,695,318 were held by 774 foreign holders. Of the foreign holders, 624 representing 167,279,360 ordinary shares, or 43.2%, are known by us to have U.S. addresses at December 31, 2005.
     As of December 31, 2005, we had 31,169,162 options convertible into ordinary shares on issue, of which 11,115,141 were held by 15 Australian resident holders and 20,054,021 were held by 56 foreign holders. Thirty-two of the foreign holders, representing 13,132,490 options, are known by us to have U.S. addresses as of December 31, 2005.
     QinetiQ on behalf of itself and its affiliates has entered into a deed poll whereby it has pledged that, until October 26, 2009, as long as it holds 10% or more of our outstanding ordinary shares, it will exercise its voting rights in line with the majority of proxy votes exercisable by validly appointed proxies in relation to any resolution of our shareholders. The deed poll can be enforced by any of our shareholders. In addition, if at some time QinetiQ owns less than 10% of pSivida’s outstanding ordinary shares and subsequently again owns 10% or more of pSivida’s outstanding ordinary shares, QinetiQ’s obligations under the deed poll would again be effective. The voluntary restriction on QinetiQ is irrevocable and applies for a period of five years until October 26, 2009.
     We are not aware of any direct or indirect ownership or control of pSivida by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. We do not know of any arrangements, the operation of which may at a subsequent date result in a change in control of pSivida.
B.	RELATED PARTY TRANSACTIONS
     During the years ended June 30, 2005, 2004 and 2003, we paid consultancy fees and other amounts totaling Nil, A$341,362 and A$173,333, respectively to Aymon Pacific Pty Ltd, a company controlled by Mr. Rezos. These fees and other amounts have been included in remuneration of directors and executive remuneration.

     During the years ended June 30, 2005, 2004 and 2003, amounts of £220,689 (approximately A$544,320), £186,682 (approximately A$457,567) and £207,492 (approximately A$564,033), respectively, were paid or payable to QinetiQ for the use of laboratory facilities and for patent filing and administration. Amounts of £32,491 (approximately A$76,324) were paid during the period from July 1 to December 31 of 2005. Following the transaction on August 4, 2004 to acquire the shares in pSiMedica that pSivida did not already own, QinetiQ and its related entities held approximately 17.5% of pSivida’s issued share capital. By December 31, 2004, QinetiQ’s ownership interest in pSivida was reduced to 9.22%, principally as a result of the December 30, 2005 acquisition of CDS.
     During the years ended June 30, 2005, 2004 and 2003 we paid consultancy fees and other amounts totaling A$319,941 and A$44,000 and Nil, respectively, to Newtonmore Biosciences Pty Ltd, a company controlled by Dr. Aston. These fees and other amounts have been included in remuneration of directors and executive remuneration. Amounts of A$148,317 were paid during the period from July 1 to December 31 of 2005.
     During the years ended June 30, 2005, 2004 and 2003, we paid consultancy fees of A$2,083, A$71,858 and A$45,000, respectively, to Blackwood Pty Ltd, a company controlled by Mrs. Donovan. These fees have been included in remuneration of directors and executive remuneration.
     During the years ended June 30, 2005, 2004 and 2003, we paid amounts of Nil, A$12,367 and A$52,187, respectively, to Viaticus Capital Pty Ltd, a company controlled by Mr. Rezos, for sublease of BGC Centre office space. In addition, amounts of A$438,556 were paid during the period from July 1 to December 31 of 2005 for consulting services provided by Mr. Rezos.
     During the years ended June 30, 2005, 2004 and 2003, we paid Blake Dawson Waldron A$114,832, A$78,068 and A$22,622, respectively, for various routine arms-length legal services. Blake Dawson Waldron is a national Australian law firm, and one of the partners thereof is a relative of a pSivida director. Amounts of A$178,568 were paid during the period from July 1 to December 31 of 2005.
     During the years ended June 30, 2005, 2004 and 2003, amounts of A$125,982, A$149,489, and Nil respectively, were paid or payable to Albion Capital Partners, of which Mr. Rezos is a partner, for sublease of BGC Centre office space. Amounts of A$165,220 were paid to Albion Capital during the period from July 1 to December 31 of 2005 for the sublease of BCG Centre office space and for financial analysis and accounting services.
     During the year ended June 30, 2005, CDS (now pSivida Inc.) revised a license agreement with Bausch & Lomb Incorporated, a large shareholder in CDS. CDS received an immediate payment of US$3 million (A$4.1 million) from Bausch & Lomb in exchange for the right to receive future royalties in the amount of US$6.25 million (A$8.6 million) otherwise payable under the original license agreement. Upon pSivida’s acquisition of CDS in December 30, 2005, Bausch & Lomb became the holder of 5.5% of pSivida’s outstanding capital stock. The license agreement was not affected by the acquisition and remains in full force and effect.
     Amounts owing to directors, director-related parties and other related parties as of June 30, 2005, 2004 and 2003 were A$50,102 A$37,145 and A$31,182, respectively.

C.	INTERESTS OF EXPERTS AND COUNSEL
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
     See Item 18, “Financial Statements”.
Legal Proceedings
     A potential lender to pSivida Inc. (formerly CDS) has claimed a break-up fee as a result of the royalty advance agreement between pSivida Inc. and Bausch & Lomb Incorporated. An investment banker has claimed an advisory fee in connection with that agreement as well as the acquisition of CDS by pSivida. We intend to defend against these claims.
Dividend Distribution Pending
     We currently intend to retain any future earnings to finance the growth, development and expansion of our business. Accordingly, we do not intend to declare or pay any dividends on pSivida’s ordinary shares for the foreseeable future. The declaration, payment and amount of future dividends, if any, will be at the sole discretion of our board of directors after taking into account various factors, including our financial condition, results of operations, cash flow from operations, current and anticipated capital requirements and expansion plans, the income tax laws then in effect and the requirements of applicable corporate law.
B.	SIGNIFICANT CHANGES
Private Investment in Public Equity
     In August 2005, we raised US$4.3 million (A$5.7 million) in gross proceeds in a private placement structured as a private investment in public equity, commonly known as a PIPE. In the PIPE, we sold 665,000 ADSs to investors at US$6.50 per ADS together with 133,000 three-year warrants exercisable for US$12.50 per ADS.
Acquisition of CDS
The Merger
     On October 3, 2005, we entered into a merger agreement with CDS, a Boston-based company engaged in the design and development of drug delivery products. The merger agreement provided that a newly-formed subsidiary of pSivida would merge into CDS, with CDS surviving the merger as a wholly-owned subsidiary of pSivida with the name of pSivida Inc. After approval by the required majorities of both companies’ shareholders and the fulfillment of other closing conditions, the merger was completed on December 30, 2005.
Consideration
     In exchange for their CDS shares, the former stockholders of CDS received 15,983,661 of our ADSs. Based on a price of A$0.71 per share, the price prevailing upon the closing of the merger, the transaction represents a purchase price of approximately A$118.8 million (US$86.7 million). As of December 31, 2005, the ADSs received by the former CDS stockholders represented approximately 41.3% of the capital stock of the combined company. Certain former shareholders of CDS received cash rather than ADSs for their CDS shares. The total amount of such cash, which depended on the market value, on or about the date of the merger, of the ADSs that such shareholders would have received in the merger, was US$83,116. In addition, each outstanding option to purchase CDS stock was assumed by us and effectively converted into an option to acquire such number of ADSs as the holder would have been entitled to receive in the merger if such holder had exercised such option in full immediately before completion of the merger.

Restricted ADSs; Registration Rights Agreement
     The ADSs issued to the former CDS stockholders in the merger have not been registered under the Securities Act, but have been issued in a private placement conducted in accordance with Section 4(2) of the Securities Act and Regulation D thereunder. Accordingly, such ADSs may not be sold unless registered with the SEC for resale or sold in a transaction exempt from registration under the Securities Act. We have agreed to register the resale of the ADSs issued to the former CDS stockholders who have entered into a registration rights agreement with us and, among other things, have agreed not to transfer or sell their ADSs for the six months following the closing of the merger (subject to certain exceptions).
Interests of Officers of CDS in the Merger
     Certain executive officers of CDS are expected to be employed by us in various capacities. Dr. Paul Ashton, recently President and Chief Executive Officer of CDS, will be appointed to the board of directors of pSivida and will serve as Executive Director of Strategy and Head of Research and Development of Ophthalmology of pSivida as well as Interim President of CDS. We intend to make employment offers to each of Lori Freedman, the general counsel of CDS and Michael Soja, the chief financial officer of CDS. These offers are currently being discussed and negotiated, and there can be no assurance that we will reach agreement with all or any of Dr. Ashton, Ms. Freedman and Mr. Soja regarding their employment relationship with the combined company.
Business of the former CDS
     CDS, now renamed pSivida Inc., designs and develops innovative sustained-release drug delivery products. CDS’ two proprietary drug delivery systems, AEON and CODRUG, deliver specific quantities of drugs directly to a target site in the body at controlled rates for predetermined periods of time ranging from days to years. These systems are designed to address drawbacks of systemic drug delivery for pSivida Inc.’s target diseases: adverse side effects characteristic of high dosing levels and reduced treatment benefits due to variations in drug levels at the target site.
     pSivida Inc. has two commercial products utilizing the AEON system approved by the FDA for treatment of two sight threatening eye diseases. These two products, Vitrasert and Retisert, are the only local sustained-release products approved by the FDA for the back of the eye. Marketed by Bausch & Lomb and sold since 1996, Vitrasert is one of the most effective treatments for CMV retinitis, a disease that afflicts late-stage AIDS patients. Approved by the FDA in April 2005 and also marketed by Bausch & Lomb, Retisert treats chronic noninfectious uveitis affecting the posterior segment of the eye, or posterior uveitis, the third leading cause of blindness in the U.S. Bausch & Lomb is also conducting two long-term multi-center clinical trials of Retisert for the treatment of DME, another leading cause of vision loss. Medidur, an injectable AEON product, is also designed to treat DME and is currently in fast-track Phase III clinical trials conducted by Alimera Sciences Inc. pSivida Inc. also has two AEON product candidates in pre-clinical studies for other back of the eye diseases. For a more detailed description of the business of pSivida Inc., see Item 4B “Business of Psivida Inc.”
License Agreement with Beijing Med-Pharm
     On October 27, 2005 we signed a license with Beijing Med-Pharm Corporation for the clinical development, marketing and distribution of BrachySil in China. Under the terms of the license, we will manufacture BrachySil and Beijing Med-Pharm will be responsible for clinical development, securing regulatory approval, marketing and distribution in China. pSivida will retain manufacturing rights for BrachySil under the license. It is a condition of the license that a manufacturing and supply agreement for pSivida to supply BrachySil to Beijing Med-Pharm is concluded within 90 days. The license includes upfront payments to pSivida of US$375,000 (approximately A$514,000) upon entering into the license and US$375,000 (approximately A$514,000) upon entering into the manufacturing and supply agreement, and additional payments of up to US$1,750,000 (approximately A$2,400,000) if certain milestones are achieved. In addition, we will receive royalties ranging from 10% up to 30%, depending upon level of sales.
     Convertible Note Financing

     On November 16, 2005, we issued a subordinated convertible promissory note in the principal amount of US$15 million (A$19.7 million) to an institutional investor. The note will bear interest at a rate equal to 8% per annum, have a term of three years and a conversion price of US$7.10, subject to adjustment based on certain events or circumstances, including the market price of ADSs for the ten trading days ending on May 5, 2006. We also issued a warrant with a term of six years which will entitle the investor to purchase 633,803 ADSs at US$7.20 per ADS, subject to adjustment. We have also entered into a registration rights agreement pursuant to which we have agreed to file a registration statement covering the resale of the ADSs underlying the note and the warrant as soon as practicable and to have the registration statement declared effective within 180 days of issuance of the notes and warrants. The proceeds of the issuance are expected to be used for the expanded development of BioSilicon and for general corporate purposes.
ITEM 9. THE OFFER AND LISTING
A.	OFFER AND LISTING DETAILS
     Our ordinary shares were listed on the ASX in December 2000. The following table sets forth, for the periods indicated, the highest and lowest market quotations for the ordinary shares reported on the daily official list of the ASX.

Calendar Year		High	Low
		(in Australian dollars)
2005	First quarter	1.25	0.85
	Second quarter	0.935	0.535
	Third quarter	0.945	0.75
	Fourth quarter	0.94	0.55
	July	0.875	0.75
	August	0.945	0.815
	September	0.90	0.80
	October	0.94	0.72
	November	0.79	0.55
	December	0.75	0.58

2004	First quarter	1.44	0.52
	Second quarter	1.34	1.03
	Third quarter	1.16	0.90
	Fourth quarter	1.43	1.02

2003	First quarter	0.21	0.155
	Second quarter	0.275	0.16
	Third quarter	0.69	0.23
	Fourth quarter	0.70	0.51

2002	First quarter	0.265	0.225
	Second quarter	0.245	0.155
	Third quarter	0.175	0.135
	Fourth quarter	0.215	0.10

2001	First quarter	0.40	0.30
	Second quarter	0.335	0.21
	Third quarter	0.27	0.09
	Fourth Quarter	0.34	0.11
     Our ADSs were listed on the NASDAQ National Market in January 2005. The following table sets forth, for the periods indicated, the highest and lowest market quotations for the ADSs reported on the daily official list of the NASDAQ National Market.

Calendar Year		High	Low
		(in Australian dollars)
2005	First quarter	12.14	6.30
	Second quarter	8.00	4.15

Calendar Year		High	Low
		(in U.S. dollars)
	Third quarter	8.75	5.60
	Fourth Quarter	7.00	4.21
	July	7.13	5.60
	August	8.75	6.25
	September	6.80	6.02
	October	7.00	5.20
	November	6.00	4.21
	December	5.697	4.32
B.	PLAN OF DISTRIBUTION
     Not applicable.
C.	MARKETS
     Our primary listing is on the ASX, trading under the symbol “PSD”. Since January, 2005 we have been listed in the NASDAQ National Market under the symbol “PSDV”. In addition, we are also listed on the Frankfurt, Berlin, Munich and Stuttgart exchanges under the symbol “PSI”. Our shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the symbol “PSD”.
D.	SELLING SHAREHOLDERS
     Not applicable.
E.	DILUTION
     Not applicable.
F.	EXPENSES OF THE ISSUE
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.	SHARE CAPITAL
     Not applicable.
B.	OUR CONSTITUTION
     This information is included in Item 10B of the registration statement filed by us on Form 20-F with the SEC on January 20, 2005, and is incorporated herein by reference.
C.	MATERIAL CONTRACTS
AEA Technology QSA GmbH
     During March 2004 pSiMedica entered into a three year agreement with AEA Technology QSA GmbH for the production and manufacture of radioactive 32P-BioSilicon nano-structured microparticles to meet pSiMedica’s commercial supply requirements. Under the terms of the agreement we will be required to meet £870,000 (approximately A$2.28 million) in project costs as part of the development phase to enable the production of 32P-BioSilicon. This cost relates to the acquisition of Hot Cells and production plant and equipment, the title of which will be transferred to us. This facility was completed in September 2005.

Acquisition of pSiMedica Limited
     On August 4, 2004, we completed the A$57.8 million acquisition of the outside equity interest in shares of pSiMedica Ltd. The transactions entered into in order to affect the acquisition involved firstly the minority shareholders in pSiOncology exchanging their pSiOncology shares for newly issued shares in pSiMedica, such that pSiMedica now holds 100% of the issued share capital of pSiOncology. Subsequently, we acquired the balance of pSiMedica shares, namely those held by the QinetiQ group and other minority shareholders, including pSiMedica management, SGH Technology Ventures Pre Ltd and Biotech Research Ventures Pte Ltd. In consideration for the pSiMedica shares, we paid A$4,323,622 in cash and issued an additional 49,804,381 ordinary shares at A$1.09. In addition, we issued 678,537 options at an exercise price of A$1.18 which expire on August 5, 2009 in relation to pSiMedica options previously granted to directors and employees of pSiMedica.
Private Investment in Public Equity
     In August 2005, we raised US$4.3 million (A$5.7 million) in gross proceeds in a private placement structured as a private investment in public equity, commonly known as a PIPE. In the PIPE, we sold 665,000 ADSs to investors at US$6.50 per ADS together with 133,000 three-year warrants exercisable for US$12.50 per ADS.
Acquisition of CDS — Merger Agreement
     On October 3, 2005, we entered into a merger agreement with CDS, a Boston-based company engaged in the design and development of drug delivery products. The merger agreement provided that a newly-formed subsidiary of pSivida would merge into CDS, with CDS surviving the merger as a wholly-owned subsidiary of pSivida with the name of pSivida Inc. After approval by the required majorities of both companies’ shareholders and the fulfillment of other closing conditions, the merger was completed on December 30, 2005.
     In exchange for their CDS shares, the former stockholders of CDS received 15,983,661 of our ADSs. Based on a price of A$0.71 per share, the price prevailing upon the closing of the merger, the transaction represents a purchase price of approximately A$118.8 million (US$86.7 million). As of December 31, 2005, the ADSs received by the former CDS stockholders represented approximately 41.3% of the capital stock of the combined company. Certain former shareholders of CDS received cash rather than ADSs for their CDS shares. The total amount of such cash, which depended on the market value, on or about the date of the merger, of the ADSs that such shareholders would have received in the merger, was US$83,116. In addition, each outstanding option to purchase CDS stock was assumed by us and effectively converted into an option to acquire such number of ADSs as the holder would have been entitled to receive in the merger if such holder had exercised such option in full immediately before completion of the merger.
License Agreement with Beijing Med-Pharm
     On October 27, 2005 we signed a license with Beijing Med-Pharm Corporation for the clinical development, marketing and distribution of BrachySil in China. Under the terms of the license, we will manufacture BrachySil and Beijing Med-Pharm will be responsible for clinical development, securing regulatory approval, marketing and distribution in China. pSivida will retain manufacturing rights for BrachySil under the license. It is a condition of the license that a manufacturing and supply agreement for pSivida to supply BrachySil to Beijing Med-Pharm is concluded within 90 days. The license includes upfront payments to pSivida of US$375,000 (approximately A$514,000) upon entering into the license and US$375,000 (approximately A$514,000) upon entering into the manufacturing and supply agreement, and additional payments of up to US$1,750,000 (approximately A$2,400,000) if certain milestones are achieved. In addition, we will receive royalties ranging from 10% up to 30%, depending upon level of sales.
Convertible Note Financing
     On November 16, 2005, we issued a subordinated convertible promissory note in the principal amount of US$15 million (A$19.7 million) to an institutional investor. The note will bear interest at a rate equal to 8% per annum, have a term of three years and a conversion price of US$7.10, subject to adjustment based on certain events or circumstances, including the market price of ADSs for the ten trading days ending on May 5, 2006. We also issued a warrant with a term of six years which will entitle the investor to purchase 633,803 ADSs at US$7.20 per

ADS, subject to adjustment. We have also entered into a registration rights agreement pursuant to which we have agreed to file a registration statement covering the resale of the ADSs underlying the note and the warrant as soon as practicable and to have the registration statement declared effective within 180 days of issuance of the notes and warrants. The proceeds of the issuance are expected to be used for the expanded development of BioSilicon and for general corporate purposes.
D.	EXCHANGE CONTROLS
     Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transactions.
The Foreign Acquisitions and Takeovers Act 1975
     Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Federal Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975, or the Foreign Takeovers Act.
     Under the Foreign Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of our outstanding shares (or else the Australian Federal Treasurer may make an order requiring acquirer to dispose of those shares within a specified period of time). In addition, if a foreign person acquires shares in our company and as a result the total holdings of all foreign persons and their associates exceeds 40% in aggregate without the approval of the Australian Federal Treasurer, then the Treasurer may make an order requiring the acquirer to dispose of those shares within a specified time. Under the current Australian foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADRs.
     As stated above, the Australia-United States Free Trade Agreement has resulted in amendments being made to the Foreign Acquisitions and Takeovers Act regulations in Australia. The amendments provide that from January 1, 2005 the need for the Australian Federal Treasurer’s approval will, in relation to acquisitions of interests in Australian shares by U.S. investors, only be required in relation to Australian companies with assets of more than A$800 million. The approval process for non-U.S. investors will continue to be triggered by the current asset threshold of A$50 million. The application of the A$800 million threshold is subject to certain criteria including (but not limited to) the nature and residency of the U.S. investor.
     If the level of foreign ownership exceeds 15% (for a single foreign person and their associates) (which is currently the case on the basis of the QinetiQ Group’s holdings), or 40% (in aggregate for more than one foreign person and their associates) at any time, we would be considered a foreign person under the Foreign Takeovers Act. As such, we would be required to obtain the approval of the Australian Federal Treasurer, together with our associates, to acquire; (i) more than 15% of an Australian company or business with assets totaling over A$50 million; or (ii) any direct or indirect ownership interest in Australian residential real estate.
     The percentage of foreign ownership in our company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since we have no current plans for any such acquisitions and do not own any property, any such approvals required to be obtained by us as a foreign person under the Takeovers Act will not affect our current or future ownership or lease of property in Australia.
     Our constitution does not contain any additional limitations on a non-resident’s right to hold or vote our securities.

Corporations Act 2001
     As applied to us, the Corporations Act 2001 prohibits any legal person (including a corporation) from acquiring a relevant interest in Ordinary Shares if after the acquisition that person or any other person’s voting power in pSivida increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.
     This prohibition is subject to a number of specific exceptions set out in section 611 of the Corporations Act 2001 which must be strictly complied with to be applicable.
     In general terms, a person is considered to have a “relevant interest” in a share in pSivida if that person is the holder of that share, has the power to exercise, or control the exercise of, a right to vote attached to that share, or has the power to dispose of, or to control the exercise of a power to dispose of that share.
     It does not matter how remote the relevant interest is or how it arises. The concepts of “power” and “control” are given wide and extended meanings in this context in order to deem certain persons to hold a relevant interest. For example each person who has voting power above 20% in a company or a managed investment scheme which in turn holds shares in pSivida is deemed to have a relevant interest in those pSivida shares. Certain situations (set out in section 609 of the Corporations Act 2001) which would otherwise constitute the holding of a relevant interest are excluded from the definition.
     A person’s voting power in pSivida is that percentage of the total votes attached to Ordinary Shares in which that person and its associates (as defined in the Corporations Act 2001) holds a relevant interest.
E.	TAXATION
     The following is a summary of the material U.S. federal income tax and Australian tax consequences to U.S. holders, as defined below, of the acquisition, ownership and disposition of ADSs, or ordinary shares and is based on the laws in force as at the date of this annual report. Holders are advised to consult their tax advisers concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares in their particular circumstances. This discussion relies in part on representations by the depositary in the deposit agreement and related documents and the assumption that each obligation in the deposit agreement and related documents will be performed in accordance with their terms.
Commonwealth of Australia Taxation
Dividends
     Under the current double taxation convention between Australia and the U.S., dividends paid by us to a U.S. resident shareholder of pSivida, including a pSivida ADS holder, whose holding is not effectively connected with a permanent establishment in Australia or, in the case of a shareholder who performs independent personal services from a “fixed base’ situated therein, is not connected with that “fixed base’, may be subject to Australian withholding tax at a rate not exceeding 15% of such gross dividend. If the U.S. resident shareholder is a company which holds directly at least 10% of the voting power of pSivida, the withholding tax rate is limited to 5%.
     Dividends paid to non-residents of Australia are exempt from withholding tax to the extent to which such dividends are “franked’ under Australia’s dividend imputation system or paid out of a foreign dividend account. Dividends are considered to be “franked’ to the extent that they are paid out of post 1986-87 income on which Australian income tax has been levied. The foreign dividend account is an accumulation of dividends remitted to Australia by foreign subsidiaries. Any part of a dividend paid to a U.S. resident, which is not “franked’ and is not paid out of a foreign dividend account, will generally be subject to Australian withholding tax unless a specific exemption applies.
Sale of Ordinary Shares and ADSs
     A U.S. citizen who is a resident of Australia, or a U.S. corporation that is a resident of Australia (by reason of carrying on business in Australia, and being managed or controlled in Australia, or having its voting power controlled by shareholders who are residents of Australia) may be liable for income tax on any profit on disposal of ordinary shares or pSivida ADSs, or Australian capital gains tax on the disposal of ordinary shares or pSivida ADSs acquired after September 19, 1985.
     Under Australian law as currently in effect, no income or other tax is payable on any profit on disposal of ordinary shares or pSivida ADSs held by persons not resident in Australia except if the profit is of an income nature and sourced in Australia, or the sale is subject to Australian capital gains tax.
     The source of any profit on the disposal of ordinary shares or pSivida ADSs will depend on the factual circumstances of the actual disposal. Where the ordinary shares or pSivida ADSs are acquired and disposed of pursuant to contractual arrangements entered into and concluded outside Australia, and the seller and the purchaser are non-residents of Australia and do not have permanent establishments in Australia, the profit should not have an Australian source. If the profit is sourced in Australia, it will not be taxable in Australia if it represents business profits of an enterprise of the U.S. and the enterprise does not carry on business in Australia through a permanent establishment situated in Australia.
     Any gain upon disposal of ordinary shares or pSivida ADSs, if held by a person not resident in Australia, may be subject to capital gains tax if the ordinary shares or pSivida ADSs have the “necessary connection with Australia”. The ordinary shares or pSivida ADSs will have the necessary connection with Australia if the non-resident (together with associates, if any) beneficially owned at any time during the five years before the disposal, at least 10% by value of the shares of pSivida (excluding shares carrying no right to participate beyond a specified amount in a distribution of profits or capital). Ordinary shares or pSivida ADSs will also have the necessary connection with Australia if they have been used by the non-resident in carrying on a trade or business, wholly or partly, at or through a permanent establishment in Australia.
     Australian capital gains tax is generally payable upon the profit arising from the sale of assets acquired after September 19, 1985. The profit is calculated as the disposal proceeds less the cost base. For assets acquired prior to September 19, 1999 and held for at least 12 months, the cost base can be indexed for inflation up to September 21, 1999. However, individuals can elect for only 50% of the profit (with no indexation) arising from the sale from assets acquired on or after 11:45 am Australian Eastern Standard Time September 21, 1999, to be subject to capital gains tax (provided the asset is held for at least 12 months). For assets acquired before September 21, 1999 but sold after September 21, 1999, individuals have the choice of calculating the capital gain as either 50% of the profit with no indexation or the disposal proceeds less the cost indexed for inflation up to September 30, 1999. Capital losses are not subject to indexation and can only be offset against capital gains.
Australian Stamp Duty
     No Australian stamp duty will be payable on the acquisition of pSivida ADSs or on any subsequent transfer of a pSivida ADS, provided that the ADR evidencing such ADS remains at all times outside Australia, that the instrument of transfer is not executed in Australia and remains at all times outside Australia, and that the depositary maintains no register of pSivida ADSs, or any other securities, in Australia.
     Any transfer of ordinary shares will not be subject to Australian stamp duty.
U.S. Federal Income Tax Considerations
Material U.S. Federal Income Tax Consequences
     The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of pSivida’s ADSs or ordinary shares by a beneficial owner of those ADSs or ordinary shares, referred to in each case for purposes of this discussion as a “U.S. Holder,” that is:
•	a citizen or individual resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that is created or organized in the United States or under the law of the United States or of any state or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.
     For U.S. federal income tax purposes, the beneficial owner of pSivida ADSs will be treated as the owner of the ordinary shares represented by the pSivida ADSs.
     This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder. This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, or the “Code”, current and proposed Treasury Department regulations promulgated thereunder, judicial decisions and published positions of the U.S. Internal Revenue Service, referred to as the “IRS”, and other applicable authorities, all as in effect as of the date of this annual report, and each of which is subject to change or to differing interpretations, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion considers only U.S. Holders that own pSivida’s ADSs or ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including, for example, U.S. Holders that:
•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations;

•	are financial institutions;

•	hold pSivida ADSs or ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	acquired their pSivida ADSs or ordinary shares through the exercise of options or similar derivative securities or otherwise as compensation;

•	have a functional currency that is not the U.S. dollar;

•	are regulated investment companies, real estate investment trusts or financial asset securitization investment trusts; or

•	persons who actually or constructively own ten percent or more of pSivida’s ADSs or ordinary shares.
     In addition, this discussion does not consider the tax treatment of persons who hold pSivida ADSs or ordinary shares through a partnership or other pass-through entity. This discussion does not address any aspect of state, local or non-U.S. tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.
     To ensure compliance imposed by the Internal Revenue Service, you are advised that the U.S. tax advice contained in this communication (i) is written in connection with the promotion or marketing of the transactions and matters addressed by this communication, and (ii) is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding U.S. tax penalties. You are urged to consult with your tax advisor as to the tax consequences of the transaction to you in light of your particular circumstances, including the applicability and effect of any state, local or foreign tax laws.

     You are advised to consult your own tax adviser with respect to the specific tax consequences to you of holding or disposing of pSivida’s ADSs or ordinary shares.
Taxation of Dividends Paid on ADSs or Ordinary Shares
     Subject to the rules applicable to passive foreign investment companies, described below, a U.S. Holder will be required to include in gross income as ordinary income an amount equal to the U.S. dollar value of any distribution, plus any Australian tax withheld, paid on a pSivida ADS or ordinary share on the date the distribution is received by the depositary or the U.S. Holder, as the case may be, based on the exchange rate on that date, to the extent the distribution is paid out of pSivida’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Generally, any gain or loss resulting from the conversion of Australian dollars into U.S. dollars will be ordinary income or loss. A distribution in excess of earnings and profits will be treated first as a nontaxable return of capital, reducing the U.S. Holder’s basis in the pSivida ADS or ordinary share and, to the extent in excess of basis, will be treated as gain from the sale or exchange of the pSivida ADS or ordinary share. Notwithstanding the foregoing, we do not intend to maintain calculations of our earnings and profits as determined for U.S. federal income tax purposes. Accordingly, our distributions generally will be presumed to constitute dividends paid out of our earnings and profits. Our dividends will not qualify for the dividends received deduction generally available to corporations.
     Noncorporate taxpayers are subject to U.S. tax on dividends paid by certain non-U.S. corporations to a maximum rate of 15% (or, with respect to dividends that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The reduced rates apply for purposes of both the regular tax and the alternative minimum tax. A dividend paid by a non-U.S. corporation qualifies for the reduced rate of tax if the stock on which the dividend is paid is readily tradable on an established securities market in the United States. ADRs listed on NASDAQ should qualify for such treatment. Even if the pSivida ADSs are so tradable at the time a dividend is paid, to qualify for the reduced rates, a shareholder must hold the share of stock on which the dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the taxpayer has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished its risk of loss by holding one or more other positions with respect to substantially similar or related property. In addition, to qualify for the reduced rates, the taxpayer must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced rates. A taxpayer that receives an extraordinary dividend eligible for the new reduced tax rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend. For purposes of determining the amount of a taxpayer’s deductible investment interest expense, a dividend is treated as investment income only if the taxpayer elects to treat the dividend as not eligible for the new reduced rates. Special limitations on foreign tax credits with respect to dividends subject to the reduced rates apply to reflect the reduced rates of tax. Except where noted, the new reduced tax rates on dividends apply to taxable years beginning before January 1, 2009.
     A U.S. Holder will generally have the option of claiming the amount of any Australian withholding tax either as a deduction from gross income or as a dollar-for-dollar credit against the U.S. Holder’s U.S. federal income tax liability. An individual who does not claim itemized deductions, but instead utilizes the standard deduction, may not claim a deduction for the amount of any Australian withholding tax, but that amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of foreign income tax that may be claimed as a credit in any year is subject to limitations and restrictions, which must be determined on an individual basis by each shareholder. The limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of foreign source income to the U.S. federal income tax otherwise payable with respect to each of those classes of income. The limitations on the foreign tax credit are exceedingly complex, and U.S. Holders therefore should consult their own tax advisers with respect to those limitations.
     A U.S. Holder should not be eligible for a foreign tax credit against its U.S. federal income tax liability for Australian taxes we pay (other than Australian withholding taxes described above).

Taxation of the Sale of ADSs or Ordinary Shares
     Subject to the rules applicable to passive foreign investment companies, discussed below, upon the sale of a pSivida ADS or ordinary share, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between the U.S. Holder’s basis in the pSivida ADS or ordinary share and the amount realized on the sale. Capital gain or loss from the sale of a pSivida ADS or ordinary share held more than one year is long-term capital gain or loss. Noncorporate taxpayers pay a maximum federal income tax on adjusted net capital gain at 15 percent (or, with respect to adjusted net capital gain that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The rate applies to taxable years ending before January 1, 2009, after which the maximum tax rate on adjusted net capital gain for noncorporate taxpayers would revert back to 20 percent. The deductibility of a capital loss recognized on the sale of an ADS or ordinary share is subject to limitations.
     In general, the rules regarding a deduction or credit for Australian withholding tax discussed above in “Taxation of Dividends Paid on ADSs or Ordinary Shares” also apply to any Australian tax paid on a sale of a pSivida ADS or ordinary share. See Item 10E, “Taxation — Commonwealth of Australia Taxation — Sale of Ordinary Shares and ADSs”. Except as discussed below, gain or loss recognized by a U.S. Holder on a sale of a pSivida ADS or ordinary share generally will be treated as U.S. source passive income or loss for purposes of the U.S. foreign tax credit limitations. In that case, unless a U.S. Holder has sufficient foreign source passive income from other transactions subject to foreign income tax at a rate sufficiently below the U.S. federal income tax rate applicable to that income, the U.S. foreign tax credit limitation rules could prevent the U.S. Holder from utilizing a foreign tax credit for part or all of any Australian tax paid on the gain. Nevertheless, U.S. Holders eligible for benefits under the current double taxation convention between Australia and the U.S., as amended, may be relieved of the source-related limitation on the use of such Australia foreign tax credits. Such persons are urged to consult with their tax advisors as to the potential benefits of this double tax convention. The foreign tax credit rules are complicated and could, in some cases, result in a U.S. holder being subject to taxation in Australia as well as in the United States on the same capital gain.
Tax Consequences if pSivida Is a Passive Foreign Investment Company
     In general, we will be a passive foreign investment company, or “PFIC”, for any taxable year if either (1) 75 percent or more of pSivida’s gross income in the taxable year is passive income, or (2) 50 percent or more of the average value of pSivida’s assets in the taxable year produces, or is held for the production of, passive income. In general, for purposes of the asset test, a corporation can elect to take its assets into account at their adjusted basis, but only if the corporation is not publicly traded, and pSivida believes it is publicly traded for that purpose. The IRS takes the position that interest on working capital or any other cash is passive income and that the corresponding asset is an asset that produces or is held for the production of passive income. Unfavorable tax consequences for a U.S. Holder can occur if we are treated as a PFIC for any year while a U.S. Holder owns pSivida’s ADSs or ordinary shares. These tax consequences can be mitigated if the U.S. Holder makes, or has made, a timely qualified electing fund election or election to mark to market the holder’s ADSs or ordinary shares, and such election is in effect for the first taxable year during which the U.S. Holder owns pSivida’s ADSs or ordinary shares that pSivida is a PFIC. If neither election is made, under the PFIC provisions, in any year in which the U.S. Holder either disposes of an ADS or an ordinary share at a gain or receives one or more “excess distributions,” special rules apply to the taxation of the gain or the excess distributions. For purposes of these rules, “excess distributions” are the portion of our distributions in a taxable year, whether or not out of its earnings and profits, that exceed 125 percent of the average of our distributions, subject to adjustment to the extent there were excess distributions that the U.S. Holder received on the pSivida ADS or ordinary share during the previous three years or, if shorter, the U.S. Holder’s holding period for the pSivida ADS or ordinary share on which the distributions are paid. A disposition of an ADS or ordinary share, for purposes of these rules, includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules. The gain or the excess distributions must be allocated ratably to each day the U.S. Holder has held the pSivida ADS or ordinary share. Amounts allocated to each year are taxable as ordinary income in their entirety (not eligible for the reduced rate for dividends) and not as capital gain, and amounts allocable to prior years may not be offset by any deductions or losses. Amounts allocated to each such prior year are taxable at the highest rate in effect for that year and are subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, a U.S. Holder’s tax basis in an ADS or ordinary share that is acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but instead would be equal to the decedent’s basis, if lower.
     The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes a timely election, which remains in effect, to treat pSivida as a qualified electing fund, or QEF, for the first taxable year in which the U.S. Holder owns a pSivida ADS or ordinary share and in which pSivida is a PFIC, provided it complies with certain reporting requirements. Instead, a U.S. Holder that has made a QEF election is required for each taxable year to include in income a pro rata share of pSivida’s ordinary earnings as ordinary income and a pro rata share of its net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. In order for the QEF election to be valid, we must provide U.S. Holders either (i) a statement showing such U.S. Holder’s pro rata share of our ordinary earnings and net capital gain (calculated for U.S. tax purposes) for our taxable year, (ii) sufficient information to enable the U.S. Holder to calculate its pro rata share for such year, or (iii) a statement that we have permitted the U.S. Holder to inspect and copy its permanent books of account, records, and such other documents as may be maintained by pSivida that are necessary to establish that PFIC ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles. In the event we are classified as PFIC, we intend to provide sufficient information to U.S. Holders to be able for them to enable them to calculate its pro rata share for such year. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching to a timely filed U.S. federal income tax return a properly completed IRS Form 8621 that reflects the information provided in the PFIC Annual Information Statement supplied by pSivida to the shareholder and by filing a second copy of that form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, if we are a PFIC in the hands of a U.S. Holder, that U.S. Holder must file each year a completed IRS Form 8621 with its U.S. federal income tax return. Although a QEF election generally cannot be revoked, if a U.S. Holder made a valid and timely QEF election for the first taxable year it owned an ADS or ordinary share and we are a PFIC, the QEF election does not apply in a later taxable year in which we do not satisfy the tests to be a PFIC. If a QEF election was not made for that first taxable year, certain elections can be made while a foreign corporation continues to satisfy the definition of a PFIC that, combined with a QEF election, can cause the QEF election to be treated as having been made for that first taxable year. Those elections may require the electing shareholder to recognize gain on a constructive sale or to be taxable on the shareholder’s share of certain undistributed profits of the foreign corporation. If gain or income is recognized pursuant to one of those elections, the rules set forth in the preceding paragraph would apply to that gain or income. Even if a QEF election ceases to apply because in a later taxable year we cease to satisfy the tests to be a PFIC, the QEF election will apply again in any subsequent year in which we again satisfy the tests to be a PFIC. Moreover, if you sell all of the pSivida ADSs and ordinary shares you own and later reacquire other ADSs or ordinary shares of pSivida’s, any QEF election you have made that remains in effect will apply to the pSivida ADSs and ordinary shares acquired later. Treasury regulations provide that the Commissioner of Internal Revenue has the discretion to invalidate or terminate a QEF election if the U.S. Holder or pSivida, or an intermediary, fails to satisfy the requirements for the QEF election.
     The special PFIC rules described in the second preceding paragraph will not apply to a U.S. Holder if the U.S. Holder elects to mark the U.S. Holder’s ADSs or ordinary shares to market each year, provided pSivida’s ADSs or ordinary shares are considered “marketable stock” within the meaning of the Treasury regulations. A U.S. Holder that makes this election will recognize as ordinary income or loss each year an amount equal to the difference, if any, as of the close of the taxable year between the fair market value of the holder’s pSivida ADSs or ordinary shares and the holder’s adjusted tax basis in the pSivida ADSs or ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years, reduced by losses allowed in prior taxable years. If the mark-to-market election were made, then the rules set forth in the second preceding paragraph would not apply for periods covered by the election. In general, the pSivida ADSs or ordinary shares will be marketable stock within the meaning of the Treasury regulations if they are traded, other than in de minimus quantities, on at least 15 days during each calendar quarter on a “qualified exchange or other market” within the meaning of the Treasury regulations. A U.S. exchange is a “qualified exchange or other market” if such exchange is registered with the SEC or is established pursuant to the national market system established pursuant to section 11A of the Securities Exchange Act of 1934. A non-U.S. exchange is a “qualified exchange or other market” if the exchange is regulated or supervised by a governmental authority of the country where the market is located and (1) the exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly market, and to protect investors, and the laws of the country where the exchange is located and the rules of the exchange ensure that those requirements are actually enforced, and (2) the rules of the exchange effectively promote active trading of listed stocks. If a non-U.S. exchange has more than one tier or market level on which stock may be separately listed or traded, each such tier is treated as a separate exchange. NASDAQ and the ASX are each a qualified exchange within the meaning of the Treasury regulations. Thus, we believe that both the pSivida ADSs and the ordinary shares are “marketable stock” within the meaning of the Treasury regulations. If a U.S. Holder makes a mark-to-market election, but does not make that election for the first taxable year in which the U.S. Holder owns a pSivida ADS or ordinary share and in which we are a PFIC, and if the U.S. Holder had not made a QEF election for that first such taxable year, the rules set forth in the second preceding paragraph will apply to any distributions on a pSivida ADS or ordinary share in the year of the mark-to-market election, to any gain recognized on an actual sale of a pSivida ADS or ordinary share in that year and to any gain recognized in that year pursuant to the mark-to-market election. The mark-to-market rules generally continue to apply to a U.S. Holder who makes the mark-to-market election, even in years we do not satisfy the tests to be a PFIC.
     A U.S. Holder who owns pSivida ADSs or ordinary shares during a year we are a PFIC generally will remain subject to the rules set forth in the third preceding paragraph for all taxable years if the U.S. Holder has not made a QEF election or a mark-to-market election, for the first taxable year in which the U.S. Holder owns a pSivida ADS or ordinary share and in which we are a PFIC. In that event, those rules will apply to any gains on dispositions of pSivida ADSs or ordinary shares and to any “excess distributions.” It is, however, possible for a U.S. Holder to avoid this “once a PFIC, always a PFIC” result by electing to treat all of the U.S. Holder’s pSivida ADSs and ordinary shares as sold for their fair market value as of the last day of the last taxable year we satisfy the tests to be a PFIC, provided the statute of limitations has not run for that year. If a gain is recognized on that constructive sale, the rules set forth in the third preceding paragraph would apply to that gain.
     A dividend from a foreign corporation that otherwise would qualify for the 15 percent maximum tax rate does not qualify for that rate if the foreign corporation is a PFIC in either the taxable year of the dividend or the preceding taxable year.
     We believe that the IRS would consider it to have been a PFIC in each of its past three fiscal years. However, we do not know whether it will be classified as a PFIC in the year ending June 30, 2006 or thereafter because the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In the event we are classified as a PFIC, it intends to provide U.S. Holders with sufficient information to enable them to make a QEF election if so desired. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS ABOUT THE PFIC RULES, INCLUDING THE CONSEQUENCES TO THEM OF MAKING A QEF ELECTION OR A MARK-TO-MARKET ELECTION WITH RESPECT TO PSIVIDA’S ORDINARY SHARES IN THE EVENT THAT WE QUALIFY AS A PFIC.
Backup Withholding Tax and Information Reporting Requirements
     U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of pSivida ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds form of the disposition of, pSivida ADSs or ordinary shares by a paying agent within the U.S. to a U.S. Holder, other than an “exempt recipient”, including a corporation and certain other persons that, when required, demonstrate their exempt status. A paying agent within the U.S. will be required to backup withhold 28% of any payments of dividends on, and the proceeds from the disposition of, pSivida ADSs or ordinary shares within the U.S. to a U.S. Holder, other than an “exempt recipient,” if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements.
     THE DISCUSSION ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN ADSs OR ORDINARY SHARES. YOU SHOULD CONSULT YOUR TAX ADVISER CONCERNING THE TAX CONSEQUENCES TO YOU IN YOUR PARTICULAR SITUATION.
F.	DIVIDEND AND PAYING AGENTS
     Not applicable.

G.	STATEMENT BY EXPERTS
     Not applicable.
H.	DOCUMENTS ON DISPLAY
     The documents concerning our company which are referred to in this annual report may be inspected at our offices at Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000, Australia. We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we will be required to make filings with the Commission by electronic means. Any filings we make electronically will be available to the public over the Internet at the Commission’s website at http:/www.sec.gov.
I.	SUBSIDIARY INFORMATION
     Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     We have exposure to changes in foreign currency exchange rates and interest rates. We do not utilize derivative financial instruments or other financial instruments subject to market risk.
Foreign Currency Exchange Rates
     We conduct operations in two principal currencies, the Pound Sterling and the Australian dollar. These two currencies operate as the two functional currencies for our United Kingdom and Australian operations respectively. Cash to fund working capital requirements is managed centrally within each of the two countries with cash deposits managed in Australia and held in Pounds Sterling, Australian dollars and U.S. dollars.
     During the year ended June 30, 2005 an unrealized foreign exchange loss on cash held in currencies other than the reporting currency was recognized of A$1.6 million which arose due to unfavorable movements in the Pound Sterling and U.S. dollar against Australian dollar foreign exchange rates. Prior to April 2004, no material cash deposits were held by us in foreign currencies other than Australian dollars.
     Based on Pounds Sterling and U.S. dollar account balances at June 30, 2005, the following table shows the sensitivity of our consolidated financial performance as a result of an appreciation or depreciation in the value of the Australian dollar against the Pounds Sterling and U.S. dollar.

				Current
	A$ Depreciation			Rate	A$ Appreciation
	-15%	-10%	-5%		5%	10%	15%
	(In thousands of Australian dollars)

	£703	469	234	—	(234)	(469)	(703)
US$	818	546	273	—	(273)	(546)	(818)
Total	1,521	1,015	507	—	(507)	(1,015)	(1,521)
Interest Rates
     Cash deposits are held in call and deposit accounts and are subject to variable interest rates. We do not consider our exposure to interest rates to be significant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
     On June 30, 2005, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. The evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, we have concluded that, as of such date, our disclosure controls and procedures were ineffective in that we had insufficient accounting personnel who have sufficient knowledge and experience in U.S. GAAP and the Securities and Exchange Commission accounting requirements. The accounting personnel who prepare our financial statements will need to be trained on the application of U.S. GAAP accounting pronouncements and standardized reconciliation templates will need to be improved to assist in the reconciliation process between A-IFRS and U.S. GAAP.
     There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of such controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their controls objectives. Acknowledging this, we have designed the disclosure controls and procedures to provide such reasonable assurance.
     No changes in our internal controls over financial reporting occurred during the period covered by this annual report that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that Mr. Michael Rogers, chair of our audit committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A. For more information on Mr. Rogers, see Item 6A, “Directors and Senior Management.” For more information on the audit committee, see Item 6C, “Board Practices — Existing Board Committees - Audit and Compliance Committee”.
ITEM 16B. CODE OF ETHICS
     We have adopted a code of ethics as defined in this Item 16B. The code of ethics applies to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions. Our code of ethics is available in the corporate governance section of our website, www.psivida.com. For a brief description of the code of ethics, see Item 6C, “Board Practices — Conduct and Ethics”.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
     For purposes of this Form 20-F Annual Report and other SEC filings, the Company’s independent registered public accounting firm is Deloitte Touche Tohmatsu. For statutory reporting purposes and filings with the ASX and ASIC in Australia, the Company’s auditor was Ernst & Young for the fiscal years ended June 30, 2005 and 2004. Deloitte Touche Tohmatsu was also appointed for the Company’s statutory auditor in November 2005 following the resignation of Ernst & Young from this position.
     The following table sets forth the fees billed to us by our statutory auditor, Ernst & Young and its affiliates, during the fiscal years ended June 30, 2005 and 2004.

	As of June 30
	2005		2004
	(In thousands of Australian Dollars)
Fees
Audit fees(a)	A$	24,240	A$	16,500
Audit-related fees		—		—
Tax fees		—		—
All other fees		1,020		6,000

Total	A$	25,260	A$	22,500

     (a)     Audit fees billed by Ernst & Young relate to the statutory audit of our annual financial statements for ASX and ASIC in Australia.
     The following table sets forth the fees billed to us by our current independent registered public accounting firm, Deloitte Touche Tohmatsu and its affiliates, during the fiscal years ended June 30, 2005 and 2004.

	As of June 30
	2005		2004
	(In thousands of Australian Dollars)
Fees
Audit fees(b)	A$	681,191	A$	30,393
Audit-related fees		—		—
Tax fees		9,496		—
All other fees		4,936		—

Total	A$	695,623	A$	30,393

     (b)     Audit fees billed by Deloitte Touche Tohmatsu relate to the audit of financial statements and review of SEC filings for the purposes of the Company’s Registration Statement on Form 20-F lodged in January 2005, as well as the Annual Report on Form 20-F for the year ended June 30, 2005, as well as for the audit of subsidiary companies in the years ended June 30, 2005 and 2004.
Audit Committee Pre-Approval Policies and Procedures
     Our audit and compliance committee approves all audit and non-audit services provided by Deloitte Touche Tohmatsu, our current principal accountant, and other external auditors and may not engage external auditors to perform any non-audit/assurance services that may impair the external auditor’s judgment or independence. In the fiscal years ending June 30, 2005 and June 30, 2004, all of the fees paid to Ernst & Young, our former principal accountant, were approved by the audit and compliance committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     None.

PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     See pages F-1 through F-61.
ITEM 19. EXHIBITS
Documents filed as exhibits to this report.

Exhibit	Exhibit
No.	Title
1.1	Constitution of pSivida Limited, dated April 7, 2004 (b)
2.1	Deposit Agreement, by and among pSivida Limited, Citibank, N.A. and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts Issued Thereunder (c)
3.1	Deed Poll, dated October 26, 2004, executed by QinetiQ (b)
4.1	Rules of the pSivida Limited Employee Share Option Plan (b)
4.2	Collaboration Agreement among pSiOncology Pte. Ltd., Singapore General Hospital Pte. Ltd. and SGH Technology Ventures Pte. Ltd., dated July 24, 2002 (b) (g)
4.3	Process Development and Manufacturing Agreement between pSiMedica Limited and AEA Technology QSA GmbH, dated March 4, 2004 (b) (g)
4.4	Agreement among Beijing Med-Pharm Corp., pSiMedica Ltd. and pSiOncology Pte. Ltd., dated October 27, 2005, as amended on July 24, 2002 (g) (h)
4.5	Merger Agreement, dated October 3, 2005, among pSivida Limited, pSivida Inc., and Control Delivery Systems Inc. (d)
4.6	Form of Registration Rights Agreement, between pSivida Limited and stockholders of Control Delivery Systems, Inc., dated as of December 30, 2005 (a)
4.7	Securities Purchase Agreement, dated October 5, 2005, between pSivida Limited and the investor listed on the Schedule of Buyers attached thereto (e)
4.8	Form of Subordinated Convertible Note in the principal amount of US$15,000,000, dated as of November 16, 2005 (e)
4.9	Form of Warrant to Purchase ADRs for the purchase of up to 633,803 ADRs, dated as of November 16, 2005 (e)
4.10	Form of Registration Rights Agreement, between Castelrigg Master Investments and pSivida Limited, dated as of November 16, 2005 (e)
4.11	Letter Agreement, dated November 15, 2005, relating to the Securities Purchase Agreement, dated October 5, 2005(e)
4.12	Amended and Restated License Agreement, between Control Delivery Systems, Inc. and Bausch & Lomb Incorporated dated December 9, 2003, as amended on June 28, 2005 (a) (i)
4.13	Collaboration Agreement, between Control Delivery Systems, Inc. and Alimera Sciences, Inc. dated February 11, 2005, as amended on February 23, 2005 and May 11, 2005 (a) (i)
4.14	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of October 20, 1991, including amendment (f) (i)
4.15	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of October 31, 1995 (f) (i)
4.16	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of September 9, 1997 (f) (i)
4.17	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of September 9, 1997 (f) (i)
4.18	License Agreement, the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of September 9, 1997 (f) (i)

Exhibit	Exhibit
No.	Title
4.19	Commercial Sublease, between Exergen Corporation, and Control Delivery Systems, Inc., dated as of April 6, 2005 (a)
4.20	Amended and Restated Control Delivery Systems, Inc. Change of Control Agreement, between CDS and Paul Ashton, dated August 17, 2004 (a)
4.21	Amended and Restated Control Delivery Systems, Inc. Change of Control Agreement, between CDS and Michael Soja, dated August 17, 2004 (a)
4.22	Amended and Restated Control Delivery Systems, Inc. Change of Control Agreement, between CDS and Lori Freedman, dated August 17, 2004 (a)
4.23	Severance Agreement, between CDS and Paul Ashton, dated February 20, 2004 (a)
4.24	Severance Agreement, between CDS and Michael Soja, dated February 20, 2004 (a)
4.25	Severance Agreement, between CDS and Lori Freedman, dated February 20, 2004 (a)
4.26	First Amendment to Control Delivery Systems, Inc. Severance Agreement between CDS and Paul Ashton, dated August 17, 2004 (a)
4.27	First Amendment to Control Delivery Systems, Inc. Severance Agreement between CDS and Michael Soja, dated August 17, 2004 (a)
4.28	First Amendment to Severance Agreement between CDS and Lori Freedman, dated August 17, 2004 (a)
4.29	Control Delivery Systems, Inc. Restricted Stock Award Agreement, between CDS and Paul Ashton, dated August 16, 2004 (a)
4.30	Control Delivery Systems, Inc. Restricted Stock Award Agreement, between CDS and Michael Soja, dated August 16, 2004 (a)
4.31	Control Delivery Systems, Inc. Restricted Stock Award Agreement, between CDS and Lori Freedman, dated August 16, 2004 (a)
4.32	Retention Agreement, between CDS and Paul Ashton, dated September 29, 2005 (a)
4.33	Retention Agreement, between CDS and Michael Soja, dated September 29, 2005 (a)
4.34	Retention Agreement, between CDS and Lori Freedman, dated September 29, 2005 (a)
4.35	Non-Competition Agreement, between pSivida Limited and Paul Ashton, dated October 3, 2005 (a)
4.36	Stock Option Agreements, between CDS and Paul Ashton, dated July 10, 2002 (a)
8.1	List of subsidiaries (a)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended (a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended (a)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (a)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (a)

(a)	Filed herewith.

(b)	Incorporated by reference to the registrant’s filing on Form 20-F (Commission file number 000-51122) filed on January 20, 2005.

(c)	Incorporated by reference to the registrant’s filing on Form F-6 (Commission file number 333-122158) filed on January 19, 2005.

(d)	Incorporated by reference to the registrant’s later filing on Form F-6 (Commission file number 333-122158) filed on October 4, 2005.

(e)	Incorporated by reference to the registrant’s earlier filing on Form F-6 (Commission file number 333-122158) filed on November 15, 2005. The final versions of documents denoted as “form of” have been omitted pursuant to Rule 12b-31. Such final versions are substantially identical in all material respects to the filed versions of such documents provided that the name of the investor, and the investor’s and/or pSivida’s signature are included in the final versions.

(f)	Incorporated by reference to Control Delivery Systems’ filing on Form S-1 (Commission file number 333-51954) filed on December 15, 2000.

(g)	Incorporated by reference to Beijing Med-Pharm corporations's Filing on Post-Effective Amendment No. 3 to S-1 (Commission file number 333-121957) filed on November 15, 2005.

(h)	Confidential treatment has been granted for portions of this exhibit.

(i)	Confidential treatment has been requested for portions of this exhibit. An unredacted version of this exhibit has been filed separately with the Commission.

SIGNATURES
     The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorized the undersigned to sign this annual report on their behalf.

By:	/s/ Gavin Rezos
	Name:	Gavin Rezos
	Title:	Managing Director

By:	/s/ Aaron Finlay
	Name:	Aaron Finlay
	Title:	Chief Financial Officer and Company Secretary

Date: January 18, 2006

PSIVIDA LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To The Board of Directors and Shareholders of pSivida Limited
      We have audited the accompanying consolidated statements of financial position of pSivida Limited and subsidiaries (a development stage company) (the “Company”) as at June 30, 2005 and 2004 and the related consolidated statements of financial performance, cash flows and changes in stockholders’ equity for each of the three years in the period ended June 30, 2005, and for the period from December 1, 2000 (date of inception of development stage) to June 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of pSivida Limited and subsidiaries as at June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, and for the period from December 1, 2000 (date of inception of development stage) to June 30, 2005, in conformity with accounting principles generally accepted in Australia.
      Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements. As discussed in Note 27, the Company has restated its reconciliation of total equity to US GAAP as of June 30, 2004, its opening total equity under US GAAP as of July 1, 2003 and its reconciliation of net loss to US GAAP for the years ended June 30, 2004 and 2003 for certain errors related to deferred income taxes.
DELOITTE TOUCHE TOHMATSU
Chartered Accountants
Perth, Australia
December 14, 2005
(January 12, 2006 as to Note 19)

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In Australian Dollars)

		As at 30 June

		2005	2004
	Notes	$	$

Current Assets
Cash assets	17(a)	12,892,061	31,350,656
Receivables	6	709,418	340,482
Other	7	322,933	38,958

Total Current Assets		13,924,412	31,730,096

Non-Current Assets
Property, plant and equipment, net	8	3,273,663	669,699
Intangible assets	9	55,927,494	7,934,622
Goodwill, net	9	8,909,744	—
Other, net	7	—	32,641

Total Non-Current Assets		68,110,901	8,636,962

Total Assets		82,035,313	40,367,058

Current Liabilities
Payables	10	1,967,718	1,844,960
Payables, related party	10, 21(f)	50,102	37,144
Provisions	11	29,879	56,011

Total Current Liabilities		2,047,699	1,938,115

Total Liabilities		2,047,699	1,938,115

Net Assets		79,987,614	38,428,943

Equity
Parent entity interest
Contributed equity	12(a)	107,883,835	49,957,982
Reserves	13	20,761	78,220
Deficit accumulated prior to development stage	14	(3,813,181)	(3,813,181)
Deficit accumulated during development stage	14	(24,103,801)	(9,377,278)

Total parent entity interest		79,987,614	36,845,743
Total outside equity interest	15	—	1,583,200

Total Equity		79,987,614	38,428,943

      The consolidated statements of financial position should be read in conjunction with the accompanying notes.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE
(In Australian Dollars)

					Period from
					Inception of
					Development Stage
		Years Ended 30 June			(1 Dec 2000)
					to 30 June
		2005	2004	2003	2005
	Notes	$	$	$	$

Revenues from ordinary activities	3	828,976	381,679	110,675	2,351,075
Depreciation and amortization expense		(1,029,382)	(39,360)	(37,835)	(1,156,849)
Research and development expense	4	(8,287,930)	(7,011,666)	(4,586,182)	(23,243,409)
Interest expense		—	(5,635)	—	(5,635)
Employee benefits expense		(1,040,007)	(1,238,381)	(522,977)	(3,281,475)
Foreign currency (loss)/ gain, net		(1,623,484)	1,461,368	(1,203)	(163,111)
Corporate office expenses		(3,973,892)	(1,066,981)	(318,806)	(7,350,373)

Loss from ordinary activities before income tax		(15,125,719)	(7,518,976)	(5,356,328)	(32,849,777)
Income tax expense relating to ordinary activities	5	—	—	—	—

Net loss before outside equity interest		(15,125,719)	(7,518,976)	(5,356,328)	(32,849,777)
Net loss attributable to outside equity interest	15	399,196	3,835,771	2,591,175	8,745,976

Net loss attributable to members of the parent entity		(14,726,523)	(3,683,205)	(2,765,153)	(24,103,801)
(Decrease)/increase in foreign currency translation reserve arising on translation of self-sustaining foreign operations		(350,287)	77,985	(31,765)	(301,367)

Total revenue, expense and valuation adjustments attributable to members of the parent entity recognized directly in equity		(350,287)	77,985	(31,765)	(301,367)

Total changes in equity other than those resulting from transactions with owners as owners		(15,076,810)	(3,605,220)	(2,796,918)	(24,405,168)

Loss per share (basic and diluted)	20	(0.07)	(0.03)	(0.03)	(N/A )

The consolidated statements of financial performance should be read in conjunction with the accompanying notes.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Australian Dollars)

						Period from
						Inception of
						Development Stage
			Years Ended 30 June			(1 Dec 2000)
						to 30 June
			2005	2004	2003	2005
	Notes		$	$	$	$

Cash flows from operating activities
Payments to suppliers and employees			(4,815,520)	(2,044,430)	(787,216)	(8,002,194)
Interest received			667,310	326,576	110,675	1,357,745
Interest paid			—	(6,782)	—	(6,782)
Research and development expenditure			(8,318,054)	(6,124,304)	(3,878,326)	(21,126,373)
Income tax paid			—	—	—	—
Other receipts			161,666	27,474	—	191,269

Net cash used in operating activities	17	(b)	(12,304,598)	(7,821,466)	(4,554,867)	(27,586,335)

Cash flows from investing activities
Purchase of property, plant and equipment			(3,410,218)	(527,168)	(52,956)	(4,837,357)
Proceeds from sale of property, plant and equipment			—	—	—	702,554
Cash paid for equity increase in controlled entities			(4,644,964)	—	(622,656)	(7,068,020)
Net cash held by subsidiaries on acquisition			—	—	623,664	3,152,962

Net cash used in investing activities			(8,055,182)	(527,168)	(51,948)	(8,049,861)

Cash flows from financing activities
Proceeds from issue of ordinary shares			3,666,500	36,506,617	900,000	46,542,787
Payment of share issue costs			(27,422)	(2,150,819)	(47,433)	(2,381,469)
Equity contributions from outside equity interest			—	2,597,649	—	5,508,030

Net cash provided by financing activities			3,639,078	36,953,447	852,567	49,669,348

Net (decrease)/ increase in cash held			(16,720,702)	28,604,813	(3,754,248)	14,033,152
Cash at the beginning of the financial period			31,350,656	1,180,134	5,051,509	597,000
Effect of exchange rate changes on the balance of cash held in foreign currencies			(1,737,893)	1,565,709	(117,127)	(1,738,091)

Cash at the end of the financial period	17	(a)	12,892,061	31,350,656	1,180,134	12,892,061

The consolidated statements of cash flows should be read in conjunction with the accompanying notes.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(In Australian Dollars except number of shares)

			Deficit
			Accumulated	Deficit
			Prior to	Accumulated
		Contributed	Development	During
	Number of	Equity	Stage	Development Stage	Reserves	Total
	Shares	$	$	$	$	$

Balance at inception of development stage (1 December 2000)	62,329,947	6,060,181	(3,813,181)	—	—	2,247,000
Shares issued, net of issue costs	20,218,535	6,047,668	—	—	—	6,047,668
Net loss	—	—	—	(738,501)	—	(738,501)
Foreign currency translation adjustment	—	—	—	—	29,300	29,300

Balance, 30 June 2001	82,548,482	12,107,849	(3,813,181)	(738,501)	29,300	7,585,467
Shares issued, net of issue costs	13,298,500	2,541,767	—	—	—	2,541,767
Net loss	—	—	—	(2,190,419)	—	(2,190,419)
Foreign currency translation adjustment	—	—	—	—	2,700	2,700

Balance, 30 June 2002	95,846,982	14,649,616	(3,813,181)	(2,928,920)	32,000	7,939,515
Shares issued, net of issue costs	8,069,231	952,568	—	—	—	952,568
Net loss	—	—	—	(2,765,153)	—	(2,765,153)
Foreign currency translation adjustment	—	—	—	—	(31,765)	(31,765)

Balance, 30 June 2003	103,916,213	15,602,184	(3,813,181)	(5,694,073)	235	6,095,165
Shares issued, net of issue costs	50,021,572	34,355,798	—	—	—	34,355,798
Net loss	—	—	—	(3,683,205)	—	(3,683,205)
Foreign currency translation adjustment	—	—	—	—	77,985	77,985

Balance, 30 June 2004	153,937,785	49,957,982	(3,813,181)	(9,377,278)	78,220	36,845,743

Shares issued for cash, net of issue costs	15,570,000	3,666,500	—	—	—	3,666,500
Shares issued as consideration for acquisition, net of issue costs	49,804,381	54,259,353	—	—	—	54,259,353
Net loss	—	—	—	(14,726,523)	—	(14,726,523)
Foreign currency translation adjustment	—	—	—	—	(350,287)	(350,287)
Option premium reserve adjustment	—	—	—	—	292,828	292,828

Balance, 30 June 2005	219,312,166	107,883,835	(3,813,181)	(24,103,801)	20,761	79,987,614

The consolidated statements of changes in stockholders equity should be read in conjunction with the accompanying notes.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

1.	Background and Summary of Significant Accounting Policies
Background
      pSivida Limited, or pSivida, together with its subsidiaries, referred to as the “Company”, is incorporated in Perth, Australia and is committed to biomedical applications of nano-technology and has as its core focus the development and commercialization of a modified form of the silicon chip (porosified or nano-structured silicon) known as BioSilicontm. BioSilicontm offers multiple potential applications across the high growth healthcare sector, including controlled slow release drug delivery, brachytherapy, tissue engineering and orthopaedics.
      On 18 May 2001, the Company re-listed on the Australian Stock Exchange (ASX Code: PSD). pSivida’s shares are also listed in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705), in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD and on the NASDAQ National Market under the ticker symbol PSDV.
Financial Reporting Framework
      The accompanying financial statements have been prepared in accordance with Australian Accounting Standards and other mandatory professional reporting requirements. These standards and reporting requirements form part of generally accepted accounting principles in Australia (A-GAAP).
      A reconciliation of the major differences between these principles and those applicable in the United States of America (US GAAP) is included in Note 27.
      These financial statements have been prepared on the basis of historical cost and except where stated, do not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.
      The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reporting in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the company may undertake in the future, actual results may be different from the estimates.
      The consolidated financial statements are presented in Australian dollars ($) unless otherwise stated.
Development Stage — Risks and Uncertainties
      As a development stage enterprise, the Company’s prospects are subject to the risks and uncertainties frequently encountered by companies, which have not yet commercialized any applications of their technology, particularly in new and evolving markets. pSivida’s operating results may fluctuate significantly in the future as a result of a variety of factors, including capital expenditure and other costs relating to establishing, maintaining and expanding the operations, the number and mix of potential customers, potential pricing of future products by the Company and its competitors, new technology introduced by the Company and its competitors, delays or expense in obtaining necessary equipment, economic and social conditions in the biotechnology industry and general economic conditions.
      pSivida will continue to review the need to seek additional funding through public and private financing and/or through collaboration or other arrangements with corporate partners. The Company cannot be certain that they will be able to raise any required funding or capital, on favourable terms or at

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
all, or that they will be able to establish corporate collaborations on acceptable terms, if at all. If the Company is unable to obtain such additional funding or capital, they may be required to reduce the scope of their development plans.
      pSivida’s experience in exploiting their technology is limited. The Company cannot be certain that their operations will be profitable in the short-term, or at all. If pSivida fails in any of their efforts to establish or expand their business, the results of operations, financial condition and liquidity of the Company could be materially adversely affected. The Company cannot be certain that they will be able to obtain or retain any permits required by the Company to market, sell and deliver its technology. Any of these factors could result in cessation of pSivida’s operations.
      The date of inception of the development stage was 1 December 2000, being the date that pSivida (formerly Sumich Group Limited) was re-listed on the Australian Stock Exchange following a recapitalization and restructure. It was after this recapitalization and restructure that the Company acquired an interest in pSiMedica Limited, or pSiMedica, and commenced its research and development activities. Balances at inception of the development stage represent the Company’s statement of financial position balances post-recapitalization and restructure.
Significant Accounting Policies
      Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.
      The following significant accounting policies have been adopted in the preparation of the financial report:

(a)	Principles of consolidation
      The consolidated financial statements are those of the consolidated entity, comprising pSivida (the parent entity) and all entities that pSivida controlled from time to time during the year and at the balance sheet date.
      Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.
      The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.
      On 24 August 2004, the Company incorporated AION Diagnostics Limited, or AION Diagnostics, an Australian resident wholly owned subsidiary of pSivida, to focus on developing the diagnostic applications of BioSilicon. pSivida funded AION Diagnostics through an investment of $1,200,000 and intends to license diagnostic and sensor applications of the BioSilicon platform technology to AION Diagnostics.
      During the year ended 30 June 2005 the Company also incorporated pSivida UK Limited in the United Kingdom (“UK”) and pSivida Inc in the United States (“US”). These companies were set up in order to gain patent protection in the UK and US.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
      All intercompany balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated in full.

(b)	Foreign currencies

Translation of Foreign Currency Transactions
      Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.
      Amounts payable to and by the entities within the consolidated entity that are outstanding at the balance sheet date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.
      All resulting exchange differences arising on settlement or restatement are brought to account in determining the profit or loss for the financial year, and transaction costs, premiums and discounts on forward currency contracts are deferred and amortized over the life of the contract.

Translation of Accounts of Overseas Operations
      All overseas operations are deemed to be self-sustaining as each is financially and operationally independent of pSivida. The financial reports of overseas operations are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve (Note 13a).

(c)	Cash assets
      Cash on hand and in banks and short-term deposits are stated at nominal value.
      For the purposes of the Statement of Cash Flows, cash assets include cash on hand, in banks and money market investments readily convertible to cash within two working days.

(d)	Receivables
      Receivables are recognized and carried at original amount less a provision for any uncollectible debts.

(f)	Recoverable amount
      Non-current assets, including intangible assets, are carried at the lower of cost and recoverable amount. Non-current assets are not written up if the recoverable amount exceeds the carrying value. In determining recoverable amount, expected net cash flows have not been discounted to their present value.

(g)	Property, plant and equipment

Cost
      All classes of property, plant and equipment are measured at cost.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

Depreciation
      Depreciation is provided on a straight-line basis on all property, plant and equipment, over the following estimated useful lives:

Lesser of the lease term and
Leasehold improvements	the useful economic life

Plant and equipment	3 years
      Assets in the course of construction are not depreciated until such assets are available for use.

(h)	Operating leases
      The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognized as an expense on a straight line basis.
      The cost of improvements to or on leasehold property is capitalized, disclosed as leasehold improvements, and amortized over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(i)	Intangibles

Intellectual Property
      Intellectual property represents acquired biotechnology intellectual property owned by pSiMedica Limited, a subsidiary of pSivida. pSiMedica owns the world-wide BioSilicontm intellectual property rights royalty free. pSiMedica also owns the patented rights to BioSilicontm, a porous form of silicon and an enabling platform nanotechnology in the biomedical industry.
      Intellectual property is recorded at the cost of acquisition and is carried forward as an asset on the expectation that it will lead to commercialization. The carrying amount of intangibles is reviewed by the Directors at each reporting date.
      The directors gave due consideration to the technical and commercial life of the intellectual property (being patents and licences) concluding that a 12 year estimated useful economic life, commencing on the date of acquisition, was appropriate. Amortization will be calculated on a straight-line basis so as to write off the cost of the asset over its remaining estimated useful economic life, commencing with commercial production of products.
      Costs associated with new patent applications have been expensed as research and development.
     Goodwill
      Goodwill, representing the excess of the cost of acquisition over the fair value of the identifiable net assets acquired, is amortized on a straight line basis over a period of nine years.

(j)	Research and development costs
      Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortized over future periods on a basis related to expected future benefits. To date, no research and development costs have been capitalized.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

(k)	Trade and other payables
      Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.
      Payables to related parties are carried at the principal amount.

(l)	Provisions
      Provisions are recognized when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.
      A provision for dividends is not recognized as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

(m)	Contributed equity
      Ordinary share capital is recognized at the fair value of the consideration received by the Company.
      Any directly attributable transaction costs arising on the issue of ordinary shares are recognized in equity as a reduction of the share proceeds received.

(n)	Revenue recognition
      Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.
      Interest income is recognized as earned where collectibility is reasonably assured.

(o)	Taxes
     Income Tax
      Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognized in the financial statements and when items are taken into account in determining taxable income or loss, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realized
     Goods and Services Tax (GST)
      Revenues, expenses and assets are recognized net of the amount of GST except:

•	where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables are stated with the amount of GST included.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
      The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

(p)	Employee entitlements
      Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.
      Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.
      Employee entitlements expenses arising in respect of the following categories:

•	wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and

•	other types of employee entitlements;
      are charged against profits in their respective categories.
      The value of the employee share option plan described in Note 21 is not being charged as an employee entitlement expense.
      Any contributions made to the superannuation fund by entities within the consolidated entity are charged against operations when due.

(q)	Loss per share
      Basic loss per share is calculated as net loss, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares.
      Diluted loss per share is calculated as net loss divided by the weighted average number of ordinary shares and dilutive potential ordinary shares.

(r)	Acquisitions
      Acquisitions are accounted for using the purchase method of accounting. The consolidated financial statements include the operating results of acquirees from the date of acquisition.
      For acquisitions, including step acquisitions, completed from 1 July 2004, the cost of acquisition includes all direct acquisition costs.

2.	Purchase price allocation
      On 4 August 2004, the Company acquired the remaining 55.28% interest in pSiMedica Limited that it did not already own. pSivida acquired the remaining interest in pSiMedica in order to obtain 100% ownership of pSiMedica and therefore own 100% of the BioSilicon technology. The consideration paid was $59,224,568 which comprised of $4,323,622 in cash, a total of 49,804,381 ordinary shares of pSivida issued

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
at a value of $1.09 for A-GAAP purposes, 638,537 pSivida options with an estimated fair value of $292,828, (issued to employees of pSiMedica in exchange for their rights being waived in relation to options previously issued by pSiMedica) and direct acquisition costs totalling $321,342.
      The total acquisition price recognized for A-GAAP is an amount equal to:

Cash	$4,323,622
Fair value of shares issued	54,286,776
Fair value of options issued	292,828
Direct acquisition costs	321,342

Total cost of acquisition	59,224,568

      The results of the operations of pSiMedica were included for the entire financial year as pSivida held more than 50% of the voting rights of pSiMedica for the whole of this period.
      The balance sheet showing the purchase price allocation of net assets acquired is listed as follows:

		Acquired Interest
Item	Total Fair Value	55.28%

Cash assets	$520,173	$287,552
Receivables	$198,239	$109,587
Property, plant and equipment	$600,640	$332,034
Creditors	$(1,462,721)	$(808,592)
Intangible assets
License	$64,400,000	$35,600,320
Patents	$25,000,000	$13,820,000

Total		$49,340,901
Consideration		$59,224,568

Initial goodwill arising under A-GAAP		$9,883,667

3.	Revenue from ordinary activities

	Years Ended 30 June

	2005	2004	2003
	$	$	$

Revenues from ordinary activities
Interest income on bank deposits	667,310	325,479	110,675
Other revenue	161,666	56,200	—

Total revenue from ordinary activities	828,976	381,679	110,675

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

4.	Expenses and (Losses)/ Gains

(a)	Expenses

	Years Ended 30 June

	2005	2004	2003
	$	$	$

Depreciation and amortisation of non-current assets
Borrowing costs	11,520	11,520	9,600
Goodwill on acquisition	973,923	—	—
Plant and equipment	36,839	23,683	18,502
Leasehold improvements	7,100	4,157	9,733

	1,029,382	39,360	37,835
Included in research and development costs:
Plant and equipment	569,071	287,702	258,432
Leasehold improvements	18,717	—	—
Other non-current assets	18,130	19,666	19,433

Total depreciation and amortisation of non-current assets	1,635,300	346,728	315,700

Write off of borrowing costs	1,919	—	—
Operating lease charges(i)	97,738	95,772	36,569
Research and development costs	8,287,930	7,011,666	4,586,182

(i)	Excludes operating lease charges classified as “research and development.”

(b)	(Losses)/ Gains

Net loss on disposal of property, plant and equipment	(6,910)	—	—
Foreign currency (loss)/ gain, net	(1,623,484)	1,461,368	(1,203)

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

5.	Income tax
      The prima facie tax, using the tax rate applicable in Australia, on operating loss differs from the income tax provided in the accounts as follows:

	Years Ended 30 June

	2005	2004	2003
	$	$	$

Prima facie income tax benefit calculated at 30% on the loss from ordinary activities before income tax	(4,537,716)	(2,255,693)	(1,606,899)
Tax effect of permanent differences
Goodwill amortization	292,177	—	—
Other items (net)	3,866	10,637	52,782

Income tax benefit attributable to ordinary activities	(4,241,673)	(2,245,056)	(1,554,117)
Future income tax benefit not brought to account	4,241,673	2,245,056	1,554,117

Income tax expense	—	—	—

Future income tax benefit from tax losses not brought to account at balance date as realization of the benefit is not virtually certain (at 30%)	9,291,377	5,049,704	2,892,095

      This Company has future income tax benefits relating to tax losses not recognized as assets because recovery is not virtually certain. Such benefits will only be obtained if:

(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realized;

(b) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit.
      The Company has elected not to consolidate under the tax regime.
      The Company has no franking credits available at year end.

6.	Receivables

	As at 30 June

	2005	2004
	$	$

Current
Indirect tax	709,418	340,482

      Indirect tax receivables relate to goods and services tax (GST) and value added tax (VAT). These amounts are non-interest bearing and have repayment terms applicable under the relevant government authorities.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

7.	Other assets

	As at 30 June

	2005	2004
	$	$

Current
Prepayments	322,933	38,958

Non-current
Loan facility arrangement costs(i)	34,559	34,559
Accumulated amortization	(34,559)	(21,120)

	—	13,439

Other non-current assets(ii)	53,061	58,301
Accumulated amortization	(53,061)	(39,099)

	—	19,202

	—	32,641

(i)	Loan facility arrangement costs were incurred in connection with the September 2002 agreement with Global Emerging Markets (“GEM”), a New York based private equity group, for a fully underwritten US$7.5 million equity line of credit facility. Such costs were being amortized on a straight-line basis over the three-year term of the facility. As part of the commitment fee, pSivida issued to GEM 2,000,000 options to acquire shares in pSivida at 20 cents each, expiring on 31 December 2004. Additionally, a commitment fee equivalent to 1.67% of the total value of the facility was payable by the Company to GEM on the proceeds of any drawdowns. The facility was terminated during the year ended 30 June 2005 with no drawdowns having been made.

(ii)	Other non-current assets comprises the fair value of non-cash consideration in pSiOncology made by minority shareholders. This amount has been amortized over three years on a straight line basis.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

8.	Property, plant and equipment, net

	As at 30 June

	2005	2004
	$	$

Plant and equipment
At cost	2,439,455	1,360,533
Accumulated depreciation	(1,119,916)	(699,938)

	1,319,539	660,595

Leasehold improvements
At cost	155,799	14,214
Accumulated depreciation	(30,188)	(5,110)

	125,611	9,104

Construction in progress(i)
At cost	1,828,513	—

Total property, plant and equipment
At cost	4,423,767	1,374,747
Accumulated depreciation	(1,150,104)	(705,048)

	3,273,663	669,699

(i)	Construction in progress for 30 June 2005 relates to the construction of a new production facility in Germany, which was completed subsequent to year end.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

(a)	Reconciliations
      Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	As at 30 June

	2005	2004
	$	$

Plant and equipment
Carrying amount at beginning of year	660,595	400,549
Additions	1,358,690	549,880
Disposals	(6,910)	—
Depreciation	(605,910)	(311,385)
Net foreign currency movements	(86,926)	21,551

Carrying amount at end of year	1,319,539	660,595

Leasehold improvements
Carrying amount at beginning of year	9,104	3,736
Additions	146,977	9,525
Depreciation	(25,817)	(4,157)
Net foreign currency movements	(4,653)	—

Carrying amount at end of year	125,611	9,104

Construction in progress
Carrying amount at beginning of year	—	—
Additions	1,904,551	—
Net foreign currency movements	(76,038)	—

Carrying amount at end of year	1,828,513	—

9.     Intangibles

Intellectual property — at cost(i)	55,927,494	7,934,622
Goodwill on acquisition(ii)	9,883,667	—
Accumulated amortization — goodwill	(973,923)	—

	64,837,238	7,934,622

(i)	The intellectual property comprises the licence to develop applications for BioSilicontm and the related patents. As described in Note 1(i), amortization of this asset will commence on commercial production of related products, which had not commenced at 30 June 2005.

(ii)	Goodwill on acquisition relates to the acquisition of the remaining outside equity interest in pSiMedica in August 2004. Refer to Note 2.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

10.	Payables

	As at 30 June

	2005	2004
	$	$

Current
Trade creditors	806,047	1,162,281
Accruals	994,444	565,456
Payroll taxes payable	167,227	117,223
Amounts payable to directors and director-related entities	38,253	29,910
Amounts payable to other related parties	11,849	7,234

	2,017,820	1,882,104

11.     Provisions

Current
Provision for employee entitlements	29,879	56,011

	Consolidated

	2005	2004
	Number	Number

Number of employees at end of financial year	36	20

      Superannuation
      Under government regulations the Company is legally required to contribute 9% of employees’ gross income to an approved superannuation fund. Employees are entitled to contribute additional amounts to the fund at their own discretion. The Company makes the required contribution to each employee’s nominated Superannuation fund.
      The Company does not provide employee benefits under defined benefit arrangements.
      The United Kingdom subsidiary, pSiMedica Limited, operates a defined contribution pension scheme. The pension cost charge for the year under the defined contribution scheme was £79,411 ($195,863) (2004: £30,660 ($75,149), 2003: £28,672 ($77,740)). An increase in employee numbers for pSiMedica has caused the increase in the charge in the 2005 year.
      Employee share option plan (ESOP)
      An employee share option plan has been established where directors and employees of the consolidated entity Company are issued with options over the ordinary shares of pSivida Limited. Shareholders reapproved the plan at the annual general meeting (“AGM”) held on 17 November 2004. The options, issued for nil consideration, are issued in accordance with performance guidelines established by the directors of pSivida Limited.
      Employee share options carry no rights to dividends and no voting rights.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

12.	Contributed equity

(a)	Contributed equity

	As at 30 June

	2005	2004
	$	$

Ordinary shares, fully paid	107,883,835	49,957,982

(b)	Movements in share capital

	Years ended 30 June

	2005	2004	2005	2004
	Number	Number	$	$

Balance at beginning of year	153,937,785	103,916,213	49,957,982	15,602,183
Issued during the year
Consideration for acquisition	49,804,381	—	54,286,776	—
Share placements	—	38,000,000	—	33,946,640
Share purchase plan	—	3,891,572	—	933,977
Options exercised	15,570,000	8,130,000	3,666,500	1,626,000
Share issue costs	—	—	(27,423)	(2,150,818)

Balance at end of year	219,312,166	153,937,785	107,883,835	49,957,982

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
      Details of share issuances are as follows:

			Issue price		Total
Date	Details	Number	$		$

4 Aug 2003	Share purchase plan, net of $1,679 issue costs	3,891,572		$0.24	932,298
20 Aug 2003	Exercise of options	650,000		$0.20	130,000
27 Aug 2003	Exercise of options	650,000		$0.20	130,000
28 Aug 2003	Exercise of options	1,725,000		$0.20	345,000
8 Sep 2003	Exercise of options	1,000,000		$0.20	200,000
3 Oct 2003	Exercise of options	1,000,000		$0.20	200,000
6 Oct 2003	Private placement, net of $338,400 issue costs	13,000,000		$0.50	6,161,600
24 Dec 2003	Exercise of options	30,000		$0.20	6,000
6 Jan 2004	Exercise of options	475,000		$0.20	95,000
4 Feb 2004	Exercise of options	2,000,000		$0.20	400,000
20 Apr 2004	Private placement, net of $1,523,865 issue costs	19,375,000	US$	0.80	19,413,109
23 Apr 2004	Private placement, net of $286,875 issue costs	5,625,000	US$	0.85	6,222,791
3 May 2004	Exercise of options	300,000		$0.20	60,000
19 May 2004	Exercise of options	300,000		$0.20	60,000

Year ended 30 June 2004		50,021,572			34,355,798

14 Jul 2004	Exercise of options	50,000		$0.20	10,000
5 Aug 2004	Shares issued as consideration for acquisition, net of $27,422 issue costs	49,804,381		$1.09	54,259,353
6 Aug 2004	Exercise of options	250,000		$0.20	50,000
13 Aug 2004	Exercise of options	200,000		$0.20	40,000
17 Aug 2004	Exercise of options	150,000		$0.20	30,000
20 Aug 2004	Exercise of options	300,000		$0.20	60,000
27 Aug 2004	Exercise of options	100,000		$0.20	20,000
8 Oct 2004	Exercise of options	450,000		$0.20	90,000
27 Oct 2004	Exercise of options	100,000		$0.40	40,000
11 Nov 2004	Exercise of options	450,000		$0.20	90,000
14 Dec 2004	Exercise of options	8,650,000		$0.20	1,730,000
14 Dec 2004	Exercise of options	1,550,000		$0.40	620,000
14 Dec 2004	Exercise of options	150,000		$0.50	75,000
14 Dec 2004	Exercise of options	150,000		$0.65	97,500
31 Dec 2004	Exercise of options	2,470,000		$0.20	494,000
31 Dec 2004	Exercise of options	550,000		$0.40	220,000

Year ended 30 June 2005		65,374,381			57,925,853

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

(c)	Share options

			Balance at		Exercised	Forfeited
			beginning of	Issued during	during the	during the	Balance at
	Exercise	Expiry	year	the year	year	year	end of year
	Price	Date	Number	Number	Number	Number	Number

Unlisted options	$0.20	31/12/04	12,570,000	—	(12,570,000)	—	—
Unlisted options	$0.50	31/12/04	150,000	—	(150,000)	—	—
Unlisted options	$0.65	31/12/04	150,000	—	(150,000)	—	—
Unlisted options *	$0.40	31/12/04	2,200,000	—	(2,200,000)	—	—
Unlisted options *	$0.20	31/12/04	500,000	—	(500,000)	—	—
Unlisted options *	$0.61	31/12/07	4,395,000	—	—	(20,000)	4,375,000
Unlisted options **	$1.09	5/8/08	—	2,050,000	—	—	2,050,000
Unlisted options *	$1.18	5/8/09	—	9,114,537	—	(59,824)	9,054,713
Unlisted options *	$1.02	31/12/08	—	200,000	—	—	200,000
Unlisted options *	$0.80	31/12/08	—	115,000	—	—	115,000
Unlisted options *	$0.80	31/3/10	—	3,202,000	—	(25,000)	3,177,000

			19,965,000	14,681,537	(15,570,000)	(104,824)	18,971,713

*	Options issued pursuant to the Company’s Employee Share Option Plan (ESOP).

**	2,050,000 options issued as payment of share issue costs to consultants not under the ESOP
      The options on issue at 30 June 2005 have a weighted average exercise price of $0.97 and a weighted average remaining contractual life of 45 months. The options on issue and currently exercisable at 30 June 2005 have a weighted average exercise price of $1.01 and a weighted average remaining contractual life of 43 months.
      The options on issue at 30 June 2005 have the following range of exercise prices:

	Number of	Weighted Average
Range of Exercise Price	Options	Exercise Price

$0.00 to $0.10	—	—
$0.10 to $0.25	—	—
$0.25 to $0.50	—	—
$0.50 to $0.70	4,375,000	$0.61
$0.70 to $0.90	3,292,000	$0.80
$0.90 to $1.10	2,250,000	$1.08
$1.10 and above	9,054,713	$1.18

	18,971,713	$0.97

Employee share option plan (ESOP)
      An employee share option plan has been established where directors and employees of the Company are issued with options over the ordinary shares of pSivida Limited. Shareholders reapproved the plan at the AGM held on 17 November 2004. The options, issued for nil consideration, are issued in accordance with performance guidelines established by the directors of pSivida Limited.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
      Employee share options carry no rights to dividends and no voting rights.
      The ESOP is designed to reward directors, executives and employees of the Company and consultants for their contributions to the Company. It is also proposed as a method of retaining personnel that are key to the growth of the Company’s intellectual property rights.

		2005	2004	2003
		Number	Number	Number

Balance at beginning of financial year	i	7,095,000	2,700,000	2,200,000
Granted during financial year	ii	12,631,537	4,395,000	520,000
Exercised during financial year	iii	(1,050,000)	—	—
Transferred and exercised during financial year	iv	(1,650,000)	—	—
Forfeited during financial year	v	(104,824)	—	(20,000)

Balance at end of financial year	vi	16,921,713	7,095,000	2,700,000

(i)     Balance at beginning of financial year

					Exercise
		Grant	Vesting	Expiry	Price
Options — Series 2005	Number	Date	Date	Date	$

Issued 31 December 2001	2,200,000	31/12/01	13/10/03	31/12/04	$0.40
Issued 1 November 2002	500,000	1/11/02	1/11/03	31/12/04	$0.20
Issued 21 October 2003	250,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	250,000	21/10/03	21/7/04	31/12/07	$0.61
Issued 21 October 2003	2,345,000	21/10/03	21/4/04	31/12/07	$0.61
Issued 21 October 2003	350,000	21/10/03	21/1/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/05	31/12/07	$0.61

	7,095,000

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
(ii)     Granted during financial year

					Exercise
		Grant	Vesting	Expiry	Price
Options — Series 2005	Number	Date	Date	Date	$

Issued 5 August 2004	175,000	5/8/04	5/8/04	5/8/09	$1.18
Issued 5 August 2004	50,000	5/8/04	5/8/05	5/8/09	$1.18
Issued 5 August 2004	8,889,537	5/8/04	5/8/04	5/8/09	$1.18
Issued 22 April 2005	200,000	22/4/05	22/4/05	22/4/10	$1.02
Issued 22 April 2005	115,000	22/4/05	22/4/05	31/12/08	$0.80
Issued 22 April 2005	50,000	22/4/05	22/4/06	31/3/10	$0.80
Issued 22 April 2005	450,000	22/4/05	22/4/05	31/3/10	$0.80
Issued 22 April 2005	2,252,000	22/4/05	22/4/06	31/3/10	$0.80
Issued 22 April 2005	450,000	22/4/05	22/4/07	31/3/10	$0.80

	12,631,537

					Exercise
		Grant	Vesting	Expiry	Price
Options — Series 2004	Number	Date	Date	Date	$

Issued 21 October 2003	250,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	250,000	21/10/03	21/7/04	31/12/07	$0.61
Issued 21 October 2003	2,345,000	21/10/03	21/4/04	31/12/07	$0.61
Issued 21 October 2003	350,000	21/10/03	21/1/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/05	31/12/07	$0.61

	4,395,000

					Exercise
		Grant	Vesting	Expiry	Price
Options — Series 2003	Number	Date	Date	Date	$

Issued 1 November 2002	520,000	1/11/02	1/11/03	31/12/04	$0.20

	520,000

(iii)     Exercised during financial year

					Exercise
		Grant	Vesting	Expiry	Price
Options — Series 2005	Number	Date	Date	Date	$

Issued 31 December 2001	(550,000)	31/12/01	13/10/03	31/12/04	$0.40
Issued 1 November 2002	(500,000)	1/11/02	1/11/03	31/12/04	$0.20

	(1,050,000)

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
(iv)     Transferred during financial year

					Exercise
		Grant	Vesting	Expiry	Price
Options — Series 2005	Number	Date	Date	Date	$

Issued 31 December 2001	(1,650,000)	31/12/01	13/10/03	31/12/04	$0.40

	(1,650,000)

      During the 2005 financial year these options were transferred by Directors to independent third parties for consideration of $1.18 per option less applicable option exercise price, brokerage commission and fees. All transferred options were exercised prior to 31 December 2004.
(v)     Forfeited during financial year

					Exercise
		Grant	Vesting	Expiry	Price
Options — Series 2005	Number	Date	Date	Date	$

Issued 21 October 2003	(20,000)	21/10/03	21/4/04	31/12/07	$0.61
Issued 5 August 2004	(59,824)	5/8/04	5/8/04	5/8/09	$1.18
Issued 22 April 2005	(25,000)	22/4/05	22/4/06	31/3/10	$0.80

	(104,824)

					Exercise
		Grant	Vesting	Expiry	Price
Options — Series 2003	Number	Date	Date	Date	$

Issued 1 November 2002	(20,000)	1/11/02	1/11/03	31/12/04	$0.20

	(20,000)

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
(vi)     Balance at end of financial year

					Exercise
		Grant	Vesting	Expiry	Price
Options — Series 2005	Number	Date	Date	Date	$

Issued 21 October 2003	250,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	250,000	21/10/03	21/7/04	31/12/07	$0.61
Issued 21 October 2003	2,325,000	21/10/03	21/4/04	31/12/07	$0.61
Issued 21 October 2003	350,000	21/10/03	21/1/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/05	31/12/07	$0.61
Issued 5 August 2004	175,000	5/8/04	5/8/04	5/8/09	$1.18
Issued 5 August 2004	50,000	5/8/04	5/8/05	5/8/09	$1.18
Issued 5 August 2004	8,829,713	5/8/04	5/8/04	5/8/09	$1.18
Issued 22 April 2005	200,000	22/4/05	22/4/05	22/4/10	$1.02
Issued 22 April 2005	115,000	22/4/05	22/4/05	31/12/08	$0.80
Issued 22 April 2005	50,000	22/4/05	22/4/06	31/3/10	$0.80
Issued 22 April 2005	450,000	22/4/05	22/4/05	31/3/10	$0.80
Issued 22 April 2005	2,227,000	22/4/05	22/4/06	31/3/10	$0.80
Issued 22 April 2005	450,000	22/4/05	22/4/07	31/3/10	$0.80

	16,921,713

					Exercise
		Grant	Vesting	Expiry	Price
Options — Series 2004	Number	Date	Date	Date	$

Issued 31 December 2001	2,200,000	31/12/01	13/10/03	31/12/04	$0.40
Issued 1 November 2002	500,000	1/11/02	1/11/03	31/12/04	$0.20
Issued 21 October 2003	250,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	250,000	21/10/03	21/7/04	31/12/07	$0.61
Issued 21 October 2003	2,345,000	21/10/03	21/4/04	31/12/07	$0.61
Issued 21 October 2003	350,000	21/10/03	21/1/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/05	31/12/07	$0.61

	7,095,000

					Exercise
		Grant	Vesting	Expiry	Price
Options — Series 2003	Number	Date	Date	Date	$

Issued 31 December 2001	2,200,000	31/12/01	13/10/03	31/12/04	$0.40
Issued 1 November 2002	500,000	1/11/02	1/11/03	31/12/04	$0.20

	2,700,000

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
Year ended 30 June 2005
      The Company issued 8,251,000 unquoted options to directors, executives and employees and 225,000 unquoted options to consultants of the Company under the ESOP in lieu of cash bonuses and/ or increased fees and as a method of providing an incentive to maximize shareholder value. The options were issued for no consideration with an exercise price of $1.18, which was representative of an 8% premium to the market price at the date of issue. The various tranches of the options granted have different vesting dates; however all the options expire on 5 August 2009.
      The Company also issued 638,537 unquoted options to directors, executives and employees of the Company under the ESOP in consideration for the waiver of their rights under outstanding options previously issued by pSiMedica. The options were issued for no consideration with an exercise price of $1.18, which was representative of an 8% premium to the market price at the date of issue. The options vest immediately, and expire on 5 August 2009. The options were accounted for as part of the consideration for the purchase of pSiMedica — see Note 2.
      The Company also issued 3,152,000 unquoted options to directors, executives and employees and 365,000 unquoted options to consultants of the Company under the ESOP in lieu of cash bonuses and/ or increased fees and as a method of providing an incentive to maximize shareholder value. The options were issued for no consideration with an exercise price of $0.80, which was representative of a 7% premium to the market price at the date of issue. The various tranches of the options granted have different vesting dates, however all the options expire on 31 March 2010.
Year ended 30 June 2004
      The Company granted 3,895,000 unquoted options to directors, executives and employees and 500,000 unquoted options to consultants of the Company under the ESOP in lieu of cash bonuses and/ or increased fees and as a method of providing an incentive to maximize shareholder value. The options were issued for no consideration with an exercise price of $0.61, which was representative of a 25% premium to the 60 day volume weighted average price up to the date of the meeting of shareholders approving the grant. The various tranches of the options granted have different vesting dates, however all the options expire on 31 December 2007.
Year ended 30 June 2003
      The Company granted 520,000 unquoted options to employees under the ESOP in lieu of cash bonuses and as a method of providing an incentive to maximize shareholder value. The options were issued for no consideration with an exercise price of $0.20, expiring on 31 December 2004.

(d)	Terms and conditions of contributed equity
Ordinary shares
      Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.
      Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company. Option holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Company.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

(e)	Shares and options issued after report date
      Details of share issuances are as follows:
      The Company issued 6,650,000 ordinary shares (in the form of 665,000 American Depositary Receipts, or ADRs at a price of US$6.50 per ADR ($8.61) in August 2005, pursuant to a Private Investment in Public Equity, or PIPE.
      Details of option issuances are as follows:
      The Company issued 780,000 options expiring 5 August 2008 and exercisable at US$1.25 each, pursuant to a PIPE.

13.	Reserves

	2005	2004
	$	$

Foreign currency translation	(272,067)	78,220
Option premium	292,828	—

	20,761	78,220

(a)	Foreign currency translation reserve
      The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

	2005	2004
	$	$

Balance at beginning of year	78,220	235
(Gain)/loss on translation of foreign controlled entities	(350,287)	77,985

Balance at end of year	(272,067)	78,220

(b)	Option premium reserve
      The option premium reserve is used to recognize the value of options issued of a capital nature. The reserve arose during the year ended 30 June 2005 as a result of the issue of options to replace pSiMedica options previously held by directors and employees of pSiMedica as part of the acquisition of the remaining interest in pSiMedica. The amount charged to the reserve is the value of the options issued using the Black Scholes Option Pricing Model.

Balance at beginning of year	—	—
Increase on issue of options	292,828	—

Balance at end of year	292,828	—

14.	Accumulated deficit

(a)	Deficit accumulated prior to development stage

Balance at end of year	(3,813,181)	(3,813,181)

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

(b)	Deficit accumulated during development stage

	2005	2004
	$	$

Balance at beginning of year	(9,377,278)	(5,694,073)
Net loss attributable to members of the Company	(14,726,523)	(3,683,205)

Balance at end of year	(24,103,801)	(9,377,278)

15.	Outside equity interest
      Reconciliation of outside equity interest in controlled entities

Balance at beginning of year	1,583,200	204,354
Share of subsidiary acquisition	—	3,622,319
Share of current period loss (through the acquisition date)	(399,196)	(3,835,771)
Share of foreign currency translation reserve	79,361	90,489
Effect of change in shareholding	(1,263,365)	1,501,809

Balance at end of year	—	1,583,200

16.	Investments in controlled entities

		Ownership Interest

	Country of	2005	2004
	incorporation	%	%

pSiMedica Limited(i)	UK	100	44.72
pSiOncology Pte Ltd (ii)	Singapore	100	44.72
AION Diagnostics Limited (iii)	Australia	100	—
pSivida UK Limited (iii)	UK	100	—
pSivida Inc (iii)	USA	100	—

(i)	Consolidation occurs due to the Company controlling more than 50% of the voting rights in pSiMedica.

(ii)	100% owned subsidiary of pSiMedica Limited.

(iii)	These companies were incorporated during the year ended 30 June 2005 as wholly owned subsidiaries of pSivida.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

17.	Notes to the statement of cash flows

(a)	Reconciliation of cash
      For the purposes of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments. Cash at the end of the financial year comprises the following:

	2005	2004
	$	$

Cash on hand	1,637,560	665,355
Deposits at call	11,254,501	30,685,301

	12,892,061	31,350,656

(b)	Reconciliation of loss from ordinary activities after related income tax to net cash flows used in operating activities

	Years ended 30 June

	2005	2004	2003
	$	$	$

Loss from ordinary activities after tax	(15,125,719)	(7,518,976)	(5,356,328)
Non-cash items:
Depreciation and amortization	1,635,300	346,728	315,700
Write off of borrowing costs	1,919	—	—
Loss on disposal of property, plant and equipment	6,910	—	—
Shares issued in lieu of cash	—	—	100,000
Foreign exchange loss/ (gain)	1,623,484	(1,461,368)	1,203
Changes in net assets and liabilities
(Increase)/decrease in assets:
Trade and other receivables	(408,904)	(238,081)	23,511
Prepayments	(290,102)	(12,061)	(6,172)
Deferred assets	—	—	(34,559)
Increase/ (decrease) in liabilities:
Trade and other creditors	222,635	1,062,292	401,778
Provisions	29,879	—	—

Net cash flows used in operating activities	(12,304,598)	(7,821,466)	(4,554,867)

(c)	Non-cash financing and investing activities
Year ended 30 June 2005
      In August 2004 pSivida issued 49,804,381 shares at a value of $1.09 each to former pSiMedica Limited shareholders as part consideration for the acquisition of the remaining interest in pSiMedica Limited.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
Year ended 30 June 2004
      On 24 May 2004, pSiMedica issued 56,954 ordinary shares to acquire the remaining minority interest in pSiOncology.
Year ended 30 June 2003
      Acquisition of controlled entity:
      In July 2002, pSiMedica subscribed for 90% of the issued share capital of pSiOncology Pte Ltd., or pSiOncology, for consideration of £235,000.
      The net assets of pSiOncology as of 30 July 2002 were comprised as follows:

Cash	623,664
Other non-current assets	63,615

Net assets acquired	687,279
Less minority interests	(64,623)

Net assets acquired	622,656
Goodwill arising	—
Net cash effect: Cash consideration paid	(622,656)
Cash included in net assets acquired	623,664

Net cash received on purchase of subsidiary	1,008

      During the years ended 30 June 2005, 2004, and 2003, the Company issued shares and options in consideration for services rendered. See note 12(b) and 12(c).

18.	Expenditure commitments

Operating leases (non-cancellable)
Year ended 30 June
2006	$325,509
2007	119,424
2008	2,946
Thereafter	—

447,879

      Operating leases relate primarily to the lease of office and laboratory premises in Australia, the UK and Singapore, as well as some office equipment. Rental payments for leased premises are subject to annual or biannual rental reviews. The Company has a three year renewal option on its Australian office premises.

19.	Subsequent events
      On 25 July 2005, the Company announced that it had appointed Dr David Mazzo as a non-executive director of the Company.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
      On 27 July 2005, the Company announced that it had appointed Mr Michael Rogers as a non-executive director of the Company.
      On 15 August 2005, the Company announced that it was in negotiations and undertaking due diligence to acquire a US based specialized drug delivery company through the issue of ADRs.
      On 23 August 2005, the Company announced that it had raised US$4.3 million ($5.7 million) before costs via the private placement of 665,000 ADRs to predominantly US investors at US$6.50 each ($8.61) pursuant to a PIPE. Each ADR represents ten ordinary shares. The ADRs have an attached one for ten, three- year warrant (66,500 warrants) exercisable at US$12.50 per ADR. The Company also issued a further 66,500 warrants as part payment of placing fees in relation to this transaction. The financial effects of this transaction are not reflected in the accounts as at 30 June 2005.
      On 4 October 2005, the Company announced that it had entered into a definitive merger agreement to acquire Control Delivery Systems, Inc. (CDS), a private drug delivery company located in the Boston, Massachusetts area.
      On 6 October 2005, the Company announced that it had signed an agreement with a New York based institutional accredited investor, pursuant to which the investor, subject to satisfaction of closing conditions, agreed to purchase US$15 million of subordinated convertible debentures, convertible into PSDV ADRs at an initial conversion price of US$7.10 ($9.50). The proceeds of the issuance are expected to be used for the expanded development of BioSilicontm. The closing conditions were met and the convertible note was issued on 16 November 2005. The financial effects of this transaction are not reflected in the accounts as at 30 June 2005.
     On 30 December, 2005, the Company completed its acquisition of 100% of the outstanding equity of Control Delivery Systems Inc. (“CDS”). CDS has been renamed pSivida Inc.
     This acquisition is an integral part of the Company’s on-going US growth strategy. CDS’ portfolio of products and product candidates includes two approved and marketed products, one Phase III product and other early-stage product candidates. The acquisition of CDS will bring additional product development and regulatory expertise to the Company’s management team and provide the Company with an operating base in the Boston biotech hub, enhancing its overall visibility as well as access to the US scientific and investment communities.
     The estimated purchase price of CDS of $118,764,446, as determined in accordance with A-IFRS, consists of:
•	$114,170 cash;

•	161,047,790 ordinary fully paid shares of the Company, represented by 16,104,779 American Depositary Shares, or ADSs, with an estimated fair value of $114,343,931 ($0.71 per share, represented by US$5.169 per ADR);

•	1,724,460 share options in the Company, represented by 172,446 warrants over ADSs with a Black Scholes estimated fair value of $686,345; and

•	direct acquisition costs of $3,620,000.
     A final determination of required purchase accounting adjustments, including the allocation of the purchase price, has not yet been made. Accordingly, the purchase accounting adjustments made in connection with this disclosure is preliminary and has been made solely for the purposes of developing such disclosure in the consolidated financial statements. The amounts ultimately recorded will be based on an independent valuation, expected to be finalized during the year ending June 30, 2006.
     Following is a preliminary estimate of the allocation of the purchase price at December 30, 2005:

Total fair value
(in Australian dollars)
Cash	228,464
Receivables	78,482
Other	280,537
Patents	120,000,000
In-Process Research and Development	2,741,706

Property, Plant and Equipment	622,608
Payables	(4,820,060)
Deferred Revenue	(1,826,699)
Deferred Tax Liability, Net	(29,100,000)

Total	88,205,038

Purchase price	118,764,446

Goodwill	30,559,408

     A preliminary estimate of $120 million has been allocated to amortizable intangible assets consisting of patents with a weighted average useful life of twelve years. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. A preliminary estimate of $30.6 million has been allocated to goodwill. The preliminary purchase price allocation for CDS is subject to revision as more detailed analysis is completed and additional information on the fair values of CDS’s assets and liabilities becomes available. The amounts ultimately recorded will be based on an independent valuation, expected to be finalized during the year ending June 30, 2006. Any change in the fair value of the net assets of CDS will change the amount of the purchase price allocable to goodwill. The financial effects of this transaction are not reflected in the accounts as at 30 June 2005. On 30 December 2005, on the close of the CDS acquisition, Dr Paul Ashton was appointed as a director of the Company.
     On 11 January 2006, the Company announced that it had appointed Ms. Heather Zampatti as a non-executive director of the Company. The Company also announced the resignation of Ms. Alison Ledger as a director.

20.	Loss per share
      The following reflects the net loss and share information used in the calculation of basic and diluted loss per share:

	2005	2004	2003
	$	$	$

Net loss before outside equity interest	(15,125,719)	(7,518,976)	(5,356,328)
Adjustments:
Net loss attributable to outside equity interest	399,196	3,835,771	2,591,175

Loss used in calculating basic and diluted loss per share	(14,726,523)	(3,683,205)	(2,765,153)

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic loss per share	207,802,540	126,990,066	101,281,292
Effect of dilutive securities:
Share options	—	—	—

Adjusted weighted average number of ordinary shares used in calculating basic and diluted loss per share	207,802,540	126,990,066	101,281,292

      The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share:

Share options	18,971,713	19,965,000	23,700,000

      Since the end of the financial year the Company has issued 665,000 ADRs (representing 6,650,000 ordinary shares) at a price of US$6.50 per ADR and 78,000 warrants over ADRs (representing 780,000 options over ordinary shares) expiring 5 August 2008, exercisable at US$12.50 per warrant, pursuant to a PIPE.
      There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this annual report.

21.	Director and executive disclosures

(a)	Details of specified directors and specified executives
      The specified directors of pSivida Limited during the year were:

•	Dr Roger Brimblecombe — Non-Executive Chairman

•	Mr Gavin Rezos — Managing Director

•	Dr Roger Aston — Director, Strategy

•	Mr Stephen Lake — Non-Executive Director (appointed 30 July 2004)

•	Ms Alison Ledger — Non-Executive Director (appointed 30 July 2004)

•	Mrs Nadine Donovan — Former Finance Director (resigned 30 July 2004)
      The specified executives of the consolidated entity during the year were:

•	Prof Leigh Canham — Chief Scientific Officer, pSiMedica Limited

•	Mr Aaron Finlay — Company Secretary, Chief Financial Officer

•	Dr Anna Kluczewska — Managing Director, AION Diagnostics Limited

•	Mr Steve Connor — Operations Director, pSiMedica Limited

•	Dr Jill Ogden — Commercialization Director, pSiMedica Limited

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

(b)	Remuneration of specified directors and specified executives

(i)	Remuneration policy
      The Remuneration Committee of the Board of Directors of pSivida Limited is responsible for determining and reviewing compensation arrangements for the directors, the managing director and the executive team. The Remuneration Committee assesses the appropriateness of the nature and amount of the emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.
(ii) Remuneration of specified directors and specified executives
Specified directors

			Post
	Primary		Employment		Equity		Total
	Salary		Super-	Other	Options*		Cash-based
	and Fees	Bonus	annuation	Benefits	(ii)	Total	Remuneration
	$	$	$	$	$	$	$

2005
Dr R Brimblecombe	224,459	25,000	—	—	229,296	478,755	249,459
Mr G Rezos	348,062	75,000	10,905	—	1,361,127	1,795,094	433,967
Dr R Aston	315,683	25,000	8,438	1,189	558,592	908,902	350,310
Mr S Lake	22,917	—	—	—	91,718	114,635	22,917
Ms A Ledger	27,500	—	2,475	—	91,718	121,693	29,975
Mrs N Donovan	2,083	—	188	—	—	2,271	2,271

Total	940,704	125,000	22,006	1,189	2,332,451	3,421,350	1,088,899

2004
Dr R Brimblecombe	152,992	—	—	—	145,200	298,192	152,992
Mr G Rezos	363,881	250,000	27,320	—	435,600	1,076,801	641,201
Dr R Aston	302,822	40,000	40,711	—	181,500	565,033	383,533
Mrs N Donovan	90,325	—	2,250	—	127,050	219,625	92,575

Total	910,020	290,000	70,281	—	889,350	2,159,651	1,270,301

*	These options had no taxable value at the date of issue.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
      Specified executives

			Post
	Primary		Employment		Equity		Total
	Salary		Super-	Other	Options*		Cash-based
	and Fees	Bonus	annuation	Benefits	(ii)	Total	Remuneration
	$	$	$	$	$	$	$

2005
Prof L Canham	193,780	—	22,553	6,056	353,524	575,913	222,389
Mr A Finlay	144,572	32,500	13,135	—	370,396	560,603	190,207
Dr A Kluczewska	208,333	10,000	—	—	299,808	518,141	218,333
Mr S Connor	181,146	—	21,738	10,612	143,751	357,247	213,496
Dr J Ogden	169,816	—	20,378	6,060	143,751	340,005	196,254

Total	897,647	42,500	77,804	22,728	1,311,230	2,351,909	1,040,679

2004
Dr A Kluczewska	143,600	25,000	—	—	295,572	464,172	168,600
Prof L Canham	180,537	—	35,410	3,832	—	219,779	219,779
Mr S Connor	176,773	—	23,683	6,941	—	207,397	207,397
Dr R Saffie	130,742	—	15,441	2,307	—	148,490	148,490
Dr J Ogden	102,873	—	11,581	3,072	—	117,526	117,526

Total	734,525	25,000	86,115	16,152	295,572	1,157,364	861,792

*	These options had no taxable value at the date of issue.

(i)	Bonuses were paid in cash on 17 March 2005 as part of an annual staff review. Bonuses were determined based on a review of staff performance conducted by the remuneration committee.

(ii)	During the year options were granted to directors and specified executives in August 2004 in respect of the pSiMedica acquisition and April 2005 in respect of annual performance reviews, pursuant to the Company’s Employee Share Option Plan, which have been included as equity options remuneration above. These options have been valued using the Black Scholes Option Valuation Model, which takes into account time value and the volatility of the stock price.

A total of 8,251,000 options were issued to directors and employees in August 2004. The options are exercisable at $1.18, being an 8% premium to the share price at the time of the grant, and may be exercised between the date of grant and expiry on 5 August 2009.

A total of 3,152,000 options were issued to employees in April 2005. The options are exercisable at $0.80, being a 7% premium to the share price at the time of the grant. The options are subject to varying vesting and performance conditions and expire on 31 March 2010.
      The following directors and executives were under contract at 30 June 2005:
      Mr Gavin Rezos has a contract dated December 12, 2000, amended in April 2005, which provides for directors fees of $126,000 plus superannuation at a rate of 9% and bonus payments and options to be awarded on a discretionary basis. The contract will continue until termination by either party on one months notice. Accrued entitlements are payable upon termination. In addition Mr Gavin Rezos has a consultancy agreement which provides for an annual fee of $204,750 which will similarly continue until termination by either party.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
      Dr Roger Aston had a consultancy contract dated December 12, 2000, amended in April 2005, which provides for an annual fee of $250,000 with bonus payments and options to be awarded on a discretionary basis. The contract will continue until termination by either party on one months notice. Accrued entitlements are payable upon termination.
      Mr A Finlay has a contract dated May 17, 2004, amended in April 2005, which provides for a base annual salary of $200,000 plus superannuation at a rate of 9% and bonus payments and options to be awarded on a discretionary basis. The employment contract will continue until termination by either party on one months notice. Accrued entitlements are payable upon termination.
      Prof L Canham has a contract dated December 12, 2000, amended in January 2005, which provides for a base annual salary of £77,327 (A$183,110) plus superannuation at a rate of 12% and bonus payments and options to be awarded on a discretionary basis. The employment contract will continue until termination by either party on six months notice. Accrued entitlements are payable upon termination.
      Dr A Kluczewska has a consultancy contract dated April 7, 2004, amended in April 2005, which provides for an annual fee of $250,000, 1.2 million options vesting over a three year period based on the achievement of performance milestones and bonus payments and any additional options to be awarded on a discretionary basis. The contract will continue until termination by either party on one months notice.
      Mr S Connor has a contract dated November 1, 2001, amended in January 2005, which provides for a base annual salary of £74,884 (A$177,325) plus superannuation at a rate of 12% and bonus payments and options to be awarded on a discretionary basis. The employment contract will continue until termination by either party on six months notice. Accrued entitlements are payable upon termination.
      Dr J Ogden has a contract dated November 17, 2003, amended in January 2005, which provides for a base annual salary of £70,200 (A$166,2334) plus superannuation at a rate of 12% and bonus payments and options to be awarded on a discretionary basis. The employment contract will continue until termination by either party on six months notice. Accrued entitlements are payable upon termination.
      Dr M Parry-Billings has a contract dated January 6, 2005, which provides for a base annual salary of £125,000 (A$296,000) plus superannuation at a rate of 12%, 1.2 million options vesting over a three year period based on the achievement of performance milestones and bonus payments and any additional options to be awarded on a discretionary basis. The employment contract will continue until termination by either party on six months notice. Accrued entitlements are payable upon termination.

(c)	Remuneration options granted and vested during the year
      During the financial year options were granted as equity compensation benefits to certain specified directors and specified executives as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in the entity at the exercise price stated below. The options may only be exercised after the vesting date stated below, and expire on the dates shown below. Vesting of the options is dependent on the achievement of certain key performance criteria where indicated. The key performance criteria to be met are in respect of certain employee performance targets.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

Share options issued by pSivida Limited

					Terms and Conditions for Each Grant

						Value of
					Value Per	Underlying	Exercise
					Option at	Share at	Price Per
	Vested	Granted			Grant Date**	Grant Date	Share	Vesting
	Number	Number		Grant Date	$	$	$	Date	Expiry Date

Specified directors
Dr R Brimblecombe	500,000	500,000		5 Aug 04	$0.46	$1.09	$1.18	5 Aug 04	5 Aug 09
Mr G Rezos	2,750,000	2,750,000		5 Aug 04	$0.46	$1.09	$1.18	5 Aug 04	5 Aug 09
Dr R Aston	1,000,000	1,000,000		5 Aug 04	$0.46	$1.09	$1.18	5 Aug 04	5 Aug 09
Mr S Lake	200,000	200,000		5 Aug 04	$0.46	$1.09	$1.18	5 Aug 04	5 Aug 09
Ms A Ledger	200,000	200,000		5 Aug 04	$0.46	$1.09	$1.18	5 Aug 04	5 Aug 09

Total	4,650,000	4,650,000

Specified executives
Prof L Canham	700,000	700,000		5 Aug 04	$0.46	$1.09	$1.18	5 Aug 04	5 Aug 09
	—	125,000	*	22 Apr 05	$0.26	$0.75	$0.80	22 Apr 06	31 Mar 10
Mr A Finlay	700,000	700,000		5 Aug 04	$0.46	$1.09	$1.18	5 Aug 04	5 Aug 09
	—	200,000		22 Apr 05	$0.26	$0.75	$0.80	22 Apr 06	31 Mar 10
Dr A Kluczewska	100,000	100,000		5 Aug 04	$0.46	$1.09	$1.18	5 Aug 04	5 Aug 09
	—	125,000		22 Apr 05	$0.26	$0.75	$0.80	22 Apr 06	31 Mar 10
	400,000
Mr S Connor	300,000	300,000		5 Aug 04	$0.46	$1.09	$1.18	5 Aug 04	5 Aug 09
	—	125,000	*	22 Apr 05	$0.26	$0.75	$0.80	22 Apr 06	31 Mar 10
Dr J Ogden	300,000	300,000		5 Aug 04	$0.46	$1.09	$1.18	5 Aug 04	5 Aug 09
	—	125,000	*	22 Apr 05	$0.26	$0.75	$0.80	22 Apr 06	31 Mar 10

Total	2,500,000	2,800,000

Share options issued by AION Diagnostics Limited

					Terms and Conditions for Each Grant

						Value of
					Value Per	Underlying	Exercise
					Option at	Share at	Price Per
	Vested	Granted			Grant Date**	Grant Date	Share	Expiry
	Number	Number		Grant Date	$	$	$	Date

Specified directors
Mr G Rezos	—	250,000	*	3 Feb 05	$0.40	$0.40	Nil	3 Feb 08
Dr R Aston	—	250,000	*	3 Feb 05	$0.40	$0.40	Nil	3 Feb 08

Total	—	500,000

Specified executives
Prof L Canham	—	65,840	*	3 Feb 05	$0.40	$0.40	Nil	3 Feb 08
Mr A Finlay	—	98,760	*	3 Feb 05	$0.40	$0.40	Nil	3 Feb 08
Dr A Kluczewska	—	395,040	*	3 Feb 05	$0.40	$0.40	Nil	3 Feb 08

Total	—	559,640

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

*	Vesting of these options is subject to performance conditions. Performance conditions for executive staff and directors include specific criteria relating to the employee’s role within the Company. Performance conditions for other staff require the satisfactory performance of their role.

**	Options have been valued using the Black Scholes Option Valuation Model, which takes into account time value and the volatility of the stock price.

(d)	Shares issued on exercise of remuneration options

		Amount Paid	Amount Unpaid
	Shares Issued	Per Share	Per Share
	Number	$	$

Specified directors
Mrs N Donovan	250,000	$0.20	—
	150,000	$0.40	—

Total	400,000

(e)	Specified directors’ and specified executives’ equity holdings

Fully paid ordinary shares of pSivida Limited

	Balance at	Granted as	Net Other	Balance at
	1 July 2004	Remuneration	Change	30 Jun 2005
	Number	Number	Number	Number

Specified directors
Dr R Brimblecombe	320,833	—	124,234	445,067
Mr G Rezos	10,895,657	—	423,625	11,319,282
Dr R Aston	3,090,833	—	4,002,753	7,093,586
Mr S Lake*	—	—	—	—
Ms A Ledger*	2,000,000	—	(100,000)	1,900,000
Mrs N Donovan**	54,333	—	—	54,333

Total	16,361,656	—	4,450,612	20,812,268

Specified executives
Prof L Canham	—	—	3,909,579	3,909,579
Mr A Finlay	—	—	—	—
Dr A Kluczewska	—	—	—	—
Mr S Connor	—	—	189,000	189,000
Dr J Ogden	—	—	—	—

Total	—	—	4,098,579	4,098,579

*	Opening balance at date of appointment

**	Closing balance at date of resignation

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

Share options issued by pSivida Limited

	Balance at	Granted As	Net Other	Balance at
	1 July 2004	Remuneration	Change	30 Jun 2005
	Number	Number	Number	Number

Specified directors
Dr R Brimblecombe	1,000,000	500,000	(550,889)	949,111
Mr G Rezos	5,450,000	2,750,000	(4,228,970)	3,971,030
Dr R Aston	4,500,000	1,000,000	(3,950,889)	1,549,111
Mr S Lake*	—	200,000	42,061	242,061
Ms A Ledger*	—	200,000	—	200,000
Mrs N Donovan**	850,000	—	—	850,000

Total	11,800,000	4,650,000	(8,688,687)	7,761,313

Specified executives
Prof L Canham	—	825,000	39,289	864,289
Mr A Finlay		900,000	—	900,000
Dr A Kluczewska	1,200,000	225,000	—	1,425,000
Mr S Connor	—	425,000	19,645	444,645
Dr J Ogden	—	425,000	129,708	554,708

Total	1,200,000	2,800,000	188,642	4,188,642

*	Opening balance at date of appointment

**	Closing balance at date of resignation

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

Share options issued by AION Diagnostics Limited

	Balance at	Granted As	Net Other	Balance at
	1 July 2004	Remuneration	Change	30 Jun 2005
	Number	Number	Number	Number

Specified directors
Dr R Brimblecombe	—	—	—	—
Mr G Rezos	—	250,000	—	250,000
Dr R Aston	—	250,000	—	250,000
Mr S Lake*	—	—	—	—
Ms A Ledger*	—	—	—	—
Mrs N Donovan**	—	—	—	—

Total	—	500,000	—	500,000

Specified executives
Prof L Canham	—	65,840	—	65,840
Mr A Finlay	—	98,760	—	98,760
Dr A Kluczewska	—	395,040	—	395,040
Mr S Connor	—	—	—	—
Dr J Ogden	—	—	—	—

Total	—	559,640	—	559,640

*	Opening balance at date of appointment

**	Closing balance at date of resignation

(f)	Other transactions with specified directors
      All transactions with related parties are made on normal commercial terms and conditions except where indicated.
      Consultancy fees and other payments of Nil (2004: $341,362; 2003: $173,333) were paid to Aymon Pacific Pty Ltd, a company controlled by Mr G Rezos, and have been included in directors’ remuneration above.
      Consultancy fees and other payments of $319,941 (2004: $44,000; 2003: Nil) were paid to Newtonmore Biosciences Pty Ltd, a company controlled by Dr R Aston. The portion of this amount relating to services performed by Dr Aston has been included in directors’ remuneration above.
      Consultancy fees of $2,083 (2004: $71,858; 2003: $45,000) were paid to Blackwood Pty Ltd, a company controlled by Mrs N Donovan, and have been included in directors’ remuneration above.
      An amount of £220,689 ($544,320) (2004 £186,682 ($457,567)) (2003: £207,492 ($564,033)) was paid or payable to QinetiQ Limited, a shareholder of pSivida Limited and former shareholder of pSiMedica Limited, for the use of laboratory facilities and for patent filing and administration.
      During the year $114,732 (2004: $78,068; 2003: $22,622) was paid to Blake Dawson Waldron (BDW) for various routine arm’s length legal services. BDW is a national Australian firm with over 180 partners. One of those partners is a relative of a pSivida director.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
      An amount of Nil (2004: $12,637; 2003: $52,187) was paid to Viaticus Capital Pty Ltd, a company controlled by Mr G Rezos, for sublease of BGC Centre office space. A further amount of $332,085 (2004: Nil; 2003: Nil) was paid to Viaticus Capital Pty Ltd for consultancy fees and other payments, and has been included in directors’ remuneration above.
      An amount of $125,982 (2004: $149,489; 2003: Nil) was paid to Albion Capital Partners, of which Mr G Rezos is a partner, for sublease of BGC Centre office space. A further amount of $63,360 (2004: Nil; 2003: Nil) was paid to Albion Capital Partners for financial analyst services.
      Amounts owing to directors, director-related parties and other related parties at 30 June 2005 were $50,102 (2004: $37,144; 2003: $31,182).

22.	Auditor’s remuneration

	2005	2004	2003
	$	$	$

Amounts received or receivable for:
An audit or review of the statutory financial report of the Company	24,240	16,500	16,000
Other services in relation to the Company	1,020	6,000	4,628

	25,260	22,500	20,628

Amounts received or due and receivable by the auditors other than the statutory auditors of pSivida for:
An audit or review of the financial statements of subsidiary entities	42,423	30,393	38,600
Audit services in relation to US SEC and NASDAQ requirements on listing and annual lodgements	638,768	—	—
Other services in relation to the Company	14,432	—	—

	695,623	30,393	38,600

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

23.	Segment information

(a)	Business segment — primary segment
      The Company operates in only one business segment, being the biotechnology sector.

(b)	Geographic segment — secondary segment
      Segment revenues are attributed to countries based on the location of where the revenue is earned.

		United
	Australia	Kingdom	Singapore	Unallocated	Eliminations	Consolidated
	$	$	$	$	$	$

Segment revenues from external customers
Year ended 30 June
2005	—	161,666	—	667,310	—	828,976
2004	888	55,312	—	325,479	—	381,679
2003	25,065	72,729	12,881	—	—	110,675
Segment assets
As at 30 June
2005	11,429,117	68,660,341	1,934,243	—	(21,135)	82,002,566
2004	29,733,723	8,145,493	3,299,932	—	(812,090)	40,367,058
Acquisition of segment assets
Year ended 30 June
2005	56,920	61,176,255	20,836	—	—	61,254,011
2004	4,901,489	3,696,463	—	—	(5,501,723)	3,096,229
Goodwill, net
As at 30 June
2005	—	8,909,744	—	—	—	8,909,744
2004	—	—	—	—	—	—
Long lived assets
As at 30 June
2005	82,292	3,171,902	19,469	—	—	3,273,663
2004	69,313	600,386	—	—	—	669,699

24.	Financial instruments

(a)	Significant accounting policies
      Details of the significant accounting policies and methods adopted, including criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognized, in respect of each class of financial asset, financial liability, and equity instrument are disclosed in Note 1.

(b)	Interest rate risk
      Deposits or withdrawals from term deposits may be made at any time without prior notice or penalty. Receivables and payables are non-interest bearing.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
      The Company’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

						Weighted
		Floating	Fixed			Average
		Interest	Interest	Non-Interest		Interest
		Rate	Rate	Bearing	Total	Rate
	Notes	$	$	$	$	%

2005
Financial assets
Cash assets	17(a)	12,528,926	200,000	163,135	12,892,061	2.87
Receivables	6	—	—	709,418	709,418	n/a

		12,528,926	200,000	872,553	13,601,479

Financial liabilities
Payables	10	—	—	2,017,820	2,017,820	—

2004
Financial assets
Cash assets	17(a)	31,350,656	—	—	31,350,656	4.4
Receivables	6	—	—	340,482	340,482	n/a

		31,350,656	—	340,482	31,691,138

Financial liabilities
Payables	10	—	—	1,882,104	1,882,104	—

(c)	Fair values
      The fair values of the financial assets and liabilities at the balance sheet date approximate the carrying amounts in the financial statements, except where specifically stated and determined in accordance with the accounting policies disclosed in Note 1.

(d)	Credit risk exposure
      The Company’s maximum exposure to credit risk to each class of recognized financial asset is the carrying amount, net of any provisions for doubtful debts, of those assets as indicated in the balance sheet. The directors believe the Company has no significant concentration of credit risk.

25.	Additional Company information
      pSivida Limited is a listed public company, incorporated and operating in Australia.

Level 12, BGC Centre
28 The Esplanade
Perth WA 6000
Australia
Tel: 61 8 9226 5099

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

26.	Impacts of adopting Australian equivalents to International Financial Reporting Standards (unaudited)

(a)	Management of the transition to AIFRS
      pSivida Limited will be required to prepare financial statements that comply with the Australian equivalents of International Financial Reporting Standards (“AIFRS”) as adopted by the Australian Accounting Standards Board (“AASB”) for annual reporting periods beginning on or after 1 January 2005. Accordingly, pSivida’s first half-year report prepared under AIFRS will be for the half-year reporting period ending 31 December 2005, and its first annual financial report prepared under AIFRS will be for the year ending 30 June 2006.
      The transitional rules for first time adoption of AIFRS require that the Company restate its comparative financial statements using AIFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” (“AASB 132”) and AASB 139: “Financial Instruments: Recognition and Measurement” (“AASB 139”) where comparative information is not required to be restated. Currently, the Company provides two years of comparative financial information in its financial statements to comply with applicable US Securities and Exchange Commission (“SEC”) requirements. The SEC has granted a one-time relief from this requirement for foreign registered companies preparing their first set of financial statements in compliance with International Financial Reporting Standards. The Company has elected to apply this relief and will only provide one year of comparative information in the 30 June 2006 financial statements. For reporting in the 2006 fiscal year, comparatives will be remeasured and restated for the half-year ended 31 December 2004 and the financial year ended 30 June 2005. Most of the adjustments on transition are required to be made to opening retained profits at the beginning of the first comparative period (i.e. at 1 July 2004).
      In 2004 the Company commenced a review of accounting policies in preparation for managing the transition to AIFRS. Priority has been given to considering the preparation of an opening balance sheet in accordance with AIFRS as at 1 July 2004, the Company’s transition date to AIFRS. This will form the basis of accounting for AIFRS in the future and is required when the Company prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

(b)	The likely impacts of AIFRS on the results and financial position of the Company
      Set out below are the known key differences in accounting policy and our known estimable transitional differences identified as of 30 June 2005, where accounting policies are expected to change on adoption of AIFRS and the likely impacts on the current year operating results and financial position of the Company, had the financial statements been prepared using AIFRS, based on the directors’ accounting policy decisions current at the date of this financial report. The adjustments included are based on the AIFRS standards released as at June 30, 2005. These are subject to ongoing review and any amendments by the AASB, or by interpretative guidance from the International Accounting Standards Board or AASB, could change the adjustments included. The AIFRS standards and interpretations that will apply to the Company will be those released as at December 31, 2005 being the date of the first half year financial statements that the Company has to publish under AIFRS. The disclosures below represent the Company’s current best estimate of the quantitative impact of the AIFRS implementation at the date of this report and accordingly they remain subject to change.
      There are certain items that still require resolution and additional differences in accounting policy that may be identified. The directors may, at any time until the completion of the Company’s first AIFRS

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
compliant financial report, elect to revisit, and where considered necessary, revise the accounting policies applied in preparing the disclosures below.

(c)	Adjustments to balance sheet items under AIFRS (net of tax)
     (i) Intangibles
      Under AASB 3, “Business Combinations” (“AASB 3”) goodwill would not be permitted to be amortized but instead is subject to impairment testing on an annual basis or upon triggers which may indicate a potential impairment. As a result accumulated goodwill amortization of $973,923 (all expensed during the year ended 30 June 2005) would be added back to the value of intangibles as at 30 June 2005.
     (ii) Share-based payments
      Under AASB 2: “Share-Based Payment” (“AASB 2”) equity-settled share-based payments in respect of equity instruments issued after 7 November 2002 that were unvested as at 1 January 2005 are measured at fair value at grant date. The fair value determined at grant date of equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the estimated number of equity instruments that will vest. As a consequence, contributed equity will increase by $591,900 as at 30 June 2005.
     (iii) Foreign currency translation reserve
      The directors have elected to set the translation reserve to zero as at AIFRS transition as permitted under AASB 1 “First-Time Adoption of Australian Equivalents to International Financial Reporting Standards” (“AASB 1”). This results in the transfer of $78,220 from the foreign currency translation reserve to retained earnings as at AIFRS transition on 1 July 2004.
     (iv) Accumulated losses
      With limited exceptions, adjustments required on first-time adoption of AIFRS are recognized directly in accumulated losses at the date of transition to AIFRS. The cumulative effect of these adjustments for the Company will be a decrease in opening accumulated losses of $78,220 as of 1 July 2004.

(d)	Adjustments to current year loss under AIFRS (net of tax)
     (i) Intangibles
      Under AASB 3, goodwill would not be permitted to be amortized but instead is subject to impairment testing on an annual basis or upon triggers which may indicate a potential impairment. As a result goodwill amortization expense of $973,923 recorded in the year ended 30 June 2005 would be added back to the net loss for the year. There is no goodwill amortization required to be added back to the net loss upon the transition date of 1 July 2004.
     (ii) Share-based payments
      Under AASB 2, equity-settled share-based payments in respect of equity instruments issued after 7 November 2002 that were unvested as at 1 January 2005 are measured at fair value at grant date. The fair value determined at grant date of equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the estimated number of equity instruments that will vest. As a

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
consequence, an additional employee benefit expense of $508,613 and consultancy fees expense of $83,287 will be recognized in the profit and loss for the year ended 30 June 2005.

(e)	Other impacts
      (i) Management is yet to determine whether to apply the exemption provided in AASB 1, which permits entities not to restate business combinations that occurred prior to the date of transition to AIFRS. Business combinations occurring after the date of transition (i.e., 1 July 2004) will be subject to the provisions of AASB 3.
      (ii) Management has decided to apply the exemption provided in AASB 1 which permits entities not to apply the requirements of AASB 132 and AASB 139,for the year ended 30 June 2005. The standards will be applied from 1 July 2005. Management is in the process of determining the impact that adopting the standards would have on the financial statements of the Company.
      (iii) Under AASB 136: “Impairment of Assets,” the Company’s assets, including goodwill would be tested for impairment as part of the cash generating unit to which they belong, and any impairment losses recognized in the statement of financial performance. At this stage in the Company’s review process the Company is not aware of any impairment issues that would result in a material adjustment to the financial statements.
      (iv) No material impacts are expected to the cash flows as presented under current A-GAAP on adoption of AIFRS.

(f)	Acquisition of minority interest
      During the year ended 30 June 2005, the Company purchased minority interests in controlled entity pSiMedica Limited. Under current A-GAAP this acquisition has been accounted for separately from other acquisitions (that is, as a step acquisition, which involved the separate determination and recognition of the fair values of the net assets of the subsidiary and any goodwill arising on the acquisition).
      AASB 127: “Consolidated and Separate Financial Statements” requires minority interests to be classified as equity. Consequently, the acquisition by the Company of additional ownership interests in pSiMedica Limited represents an equity transaction. As such, accounting for the transaction as a step acquisition may not be appropriate. The financial effect of the adjustment required on the restatement of the 30 June 2005 accounts is yet to be determined.

27.	Reconciliation to US GAAP
      The financial statements have been prepared in accordance with A-GAAP, which differ in certain respects from US GAAP. The following is a summary of the adjustments to net loss and total equity required when reconciling such amounts recorded in the financial statements to the corresponding amounts in accordance with US GAAP, considering the differences between A-GAAP and US GAAP.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
Restatement of US GAAP amounts
      Subsequent to the issuance of the June 30, 2004 consolidated financial statements, the Company changed the amounts previously reported in the US GAAP reconciliation for the accounting for deferred income taxes as follows:

•	Deferred tax liability for acquired intangible assets — Previously, deferred taxes were not recorded on the intangible assets acquired in connection with the step acquisition of pSiMedica as the book to tax basis differences were deemed to be permanent as the amortization of the related intangibles is not deductible for income tax purposes. The Company has subsequently concluded that, although under tax law, it will not receive a tax deduction in the future for recovery of the intangible assets, recognition of a deferred tax liability on the acquired intangibles is nevertheless required under US GAAP because it is assumed for financial reporting purposes that the Company will generate future revenues at least equal to the recorded amount of the investment, and recovery will result in future taxable amounts.

•	Valuation allowance for deferred income tax assets — Previously in establishing a valuation allowance, the Company fully reserved the total balance of the deferred income tax assets related to tax loss carryforwards as it was deemed more likely than not that the deferred tax assets would not be realized. As a result of the recognition of the US GAAP deferred tax liabilities in connection with the step acquisition of pSiMedica as per the above, the Company has reevaluated the recoverability of the deferred income tax assets, taking into consideration the reversal of taxable temporary differences under US GAAP.

•	Amortization of intangible assets — Where the recognition of a deferred tax liability for acquired intangible assets as per the above resulted in additional basis of the related intangible, the additional basis is being amortized over the remaining estimated useful life of the intangible asset for US GAAP purposes.
      The effect of the adjustments on previously reported US GAAP net loss and total equity is as follows:

	Years Ended 30 June

	2004	2003
	$	$

US GAAP net loss, as previously reported	(6,059,011)	(3,288,418)
Correction to deferred income taxes, net	1,318,950	1,216,235
Correction to intangible amortization expense	(279,913)	(196,420)

US GAAP net loss, as restated	(5,019,974)	(2,268,603)

US GAAP basic and diluted loss per share, as previously reported	$(0.05)	$(0.03)
US GAAP basic and diluted loss per share, as restated	$(0.04)	$(0.02)

	30 June	1 July
	2004	2004
	$	$

US GAAP total equity, as previously reported	34,819,468	5,204,116
Correction to deferred income taxes, net	3,674,230	2,355,280
Correction to intangible amortization expense	(698,993)	(419,080)

US GAAP total equity, as restated	37,794,705	7,140,316

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
Reconciliation of net loss
      The following is a reconciliation of net loss as reported in the consolidated statements of financial performance under A-GAAP to net loss as adjusted for the effects of the application of US GAAP for the years ended 30 June 2005, 2004 and 2003:

		Years Ended 30 June

		2005	2004	2003
		$	$	$

			(As restated)	(As restated)
Net loss in accordance with A-GAAP		(14,726,523)	(3,683,205)	(2,765,153)
US GAAP adjustments:
Share-based compensation expense	(a)
Options issued to consultants		(156,204)	(250,933)	(54,951)
Options issued to directors, executives and employees		(125,018)	(448,920)	(10,000)
Intangible assets
Fair value of shares issued as consideration — amortization expense	(b)	(18,198)	(18,198)	(18,198)
Direct acquisition costs — amortization expense	(c)	(9,357)	(9,357)	(9,357)
Amortization of intangible assets	(d)	(5,749,870)	(650,140)	(451,606)
Sales of stock by subsidiaries — amortization expense	(f)	(39,232)	15,840	20,847
In-process research and development	(g)	—	(1,035,018)	—
Gross-up attributable to deferred tax liability — amortization expense	(h)	(335,617)	(279,913)	(196,420)
Reversal of goodwill amortization	(e)	973,923	—	—
Deferred income taxes	(h)	3,645,504	1,318,950	1,216,235
Outside equity interest — US GAAP adjustments	(i)	(20,920)	20,920	—

Net loss in accordance with US GAAP		(16,561,512)	(5,019,974)	(2,268,603)

Loss per share in accordance with US GAAP:
Basic and diluted		$(0.08)	$(0.04)	$(0.02)
Weighted average shares — basic and diluted		207,802,540	126,990,066	101,281,292

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
Reconciliation of total equity
      The following is a reconciliation of total equity as reported in the consolidated statements of financial position under A-GAAP to total equity as adjusted for the effects of the application of US GAAP as of 30 June 2005 and 2004:

		30 June

		2005	2004
		$	$

			(As
			restated)
Total equity in accordance with A-GAAP		79,987,614	38,428,943
US GAAP adjustments:
Intangible assets
Fair value of shares issued as consideration	(b)	142,546	160,744
Direct acquisition costs	(c)	73,292	82,648
Amortization of intangible assets	(d)	(7,357,007)	(1,607,137)
Sales of stock by subsidiaries	(f)	312,335	351,568
In-process research and development	(g)	(1,035,018)	(1,035,018)
Gross-up attributable to deferred tax liability	(h)	(1,034,610)	(698,993)
Goodwill
Fair value of shares issued as consideration	(b)	8,267,528	—
Reversal of amortization	(e)	973,923
Deferred income taxes	(h)	7,319,734	3,674,230
Outside equity interest	(i)
Consolidated statement of financial position classification		—	(1,583,200)
US GAAP adjustments		—	20,920

Total equity in accordance with US GAAP		87,650,337	37,794,705

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
Roll forward analysis of total equity under US GAAP

		Years Ended 30 June

		2005	2004

		$	$
			(As
			Restated)
Balance in accordance with US GAAP, beginning of year		37,794,705	7,140,316
Issuance of shares in connection with acquisition, net of issue costs		62,526,881	—
Issuance of shares in connection with private placements, net of issue costs		—	31,797,500
Issuance of shares in connection with share purchase plan, net of issue costs		—	932,298
Issuance of shares in connection with exercise of options		3,666,500	1,626,000
Issuance of options in connection with acquisition		292,828	—
Issuance of options to consultants for services rendered	(a)	156,204	250,933
Issuance of options to directors, executives and employees	(a)	125,018	448,920
Gain on sales of stock by subsidiaries	(f)	—	540,727
Foreign currency translation adjustment		(350,287)	77,985
Net loss in accordance with US GAAP		(16,561,512)	(5,019,974)

Balance in accordance with US GAAP, end of year		87,650,337	37,794,705

      Note: The above rollforward does not include the 2,050,000 options issued by pSivida in August 2004 as settlement of share issue costs through the issuance of options does not have an impact on net loss or total equity.

(a)	Share-based compensation

Options issued to consultants
      Under A-GAAP, the Company did not recognize any compensation expense in connection with the issuance of share options to consultants disclosed in Note 12(c). Under US GAAP, such options are accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”). Accordingly, the Company has calculated compensation cost based on the estimated fair value of the options measured on the date the services were completed by the respective consultants (the “measurement date”), using the Black-Scholes option pricing model. For those options issued prior to reaching a measurement date, interim measures of compensation cost are recorded based on the estimated fair value of the options as of each reporting date.
      Following is a summary of the options issued to consultants accounted for under SFAS 123:

•	The Company issued 2,640,000 share options to outside consultants during the year ended 30 June 2005, consisting of 2,275,000 options in August 2004 and 365,000 options in April 2005. Of the options issued in August 2004, 2,050,000 were issued as payment of share issue costs, and therefore, have no impact on net loss or total equity as the fair value was accounted for as a reduction of the proceeds of the share issuance.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

•	The Company issued 500,000 share options to an outside consultant during the year ended 30 June 2004 as an incentive for future performance.

•	The Company issued 2,000,000 share options to GEM during the year ended 30 June 2003, pursuant to an agreement for a fully underwritten $7.5 million equity line of credit.
      The following weighted-average assumptions were used in calculating the estimated fair value:

•	risk-free interest rate of 5.36% for fiscal 2005, 5.55% for fiscal 2004 and 5.31% for fiscal 2003;

•	no dividends;

•	expected volatility of 57% for fiscal 2005 and 70% for fiscal 2004 and 2003;

•	expected life of 2 years for 2005, 2.5 years for 2004 and 1.6 years for 2003.
      The resulting compensation cost is charged to earnings ratably over the estimated vesting period.
      The following table summarizes the activity of share options issued to consultants during the years ended 30 June 2005, 2004 and 2003:

	Years Ended 30 June

	2005		2004		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Number of	Price	Number of	Price	Number of	Price
	Options	$	Options	$	Options	$

Outstanding at beginning of year	500,000	0.61	2,000,000	0.20	—	—
Granted	2,640,000	1.07	500,000	0.61	2,000,000	0.20
Exercised	—		(2,000,000)	0.20	—
Forfeited	(10,000)	1.18	—		—
Expired	—		—		—

Outstanding at end of year	3,130,000	1.00	500,000	0.61	2,000,000	0.20

Exercisable at end of year	3,055,000	1.00	250,000	0.61	2,000,000	0.20

	2005	2004	2003

Weighted average grant date fair value
Exercise price exceeds market price	$0.38	$0.50	$0.03

Exercise price equals market price	$0.40	—	—

Options issued to directors, executives and employees
      Under US GAAP, the Company has elected to account for the issuance of share options to the directors, executives and employees in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations (collectively, “APB 25”). Under APB 25, compensation cost is recognized to the extent that the fair value of the stock exceeds the

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
exercise price of the options at the measurement date, and is charged to earnings ratably over the vesting period. Following is a summary of the share options accounted for under APB 25:
      pSivida

•	pSivida issued 12,041,537 share options under the ESOP to directors, executives and employees during the year ended 30 June 2005, consisting of 8,889,537 options in August 2004 and 3,152,000 options in April 2005.

•	Of the options issued in August 2004, 638,537 options were issued to directors, executives and employees in consideration for the waiver of their rights under outstanding options previously issued by pSiMedica, and were accounted for as part consideration for the acquisition of pSiMedica.

•	No compensation cost was recognized for the remaining 8,251,000 options issued in August 2004 because the exercise price exceeded the quoted market price on the measurement date, corresponding to the date of grant.

•	The vesting of 2,032,000 of the options issued in April 2005 is conditional upon the achievement of performance conditions. Under US GAAP, these options are considered variable plan options as the number of shares the individuals are entitled to receive is not known at the date of grant. Compensation cost is computed on the date of grant based on management’s estimate of the number of shares that will eventually be issued upon the achievement of the specific performance criteria and adjusted at each statement of financial position date (up to the vesting date) for changes in the estimate of the number of the shares and the quoted market price of the shares. No compensation cost was recognized for these options during the year because the exercise price exceeded the quoted market price as of 30 June 2005.

•	No compensation cost was recognized for the remaining 1,120,000 options issued in April 2005 because the exercise price exceeded the quoted market price on the measurement date, corresponding to the date of grant

•	pSivida issued 3,895,000 share options under the ESOP to directors, executives and employees during the year ended 30 June 2004. No compensation cost was recognized for such options because the exercise price exceeded the quoted market price on the measurement date, corresponding to the date of grant.

•	pSivida issued 520,000 share options under the ESOP to employees during the year ended 30 June 2003. The share options vested one year from the date of grant subject to the option holders having satisfied defined performance criteria. Under US GAAP, these options are considered variable plan options as the number of shares the individuals are entitled to receive is not known at the date of grant. Compensation cost is computed on the date of grant based on management’s estimate of the number of shares that will eventually be issued upon the achievement of the specific performance criteria and adjusted at each statement of financial position date (up to the vesting date) for changes in the estimate of the number of the shares and the quoted market price of the shares. 500,000 of the share options vested during the year ended 30 June 2004.

•	pSivida issued 2,200,000 share options under the ESOP to directors, executives and employees during the year ended 30 June 2002. The vesting of these share options is conditional upon a share performance measure. Under US GAAP, these options are considered variable plan options as the number of shares the individuals are entitled to receive are not known at the date of grant. As the share performance measure is beyond the control of the Company, any resulting compensation

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

expense is recognized under APB 25 when the target is achieved. During the year ended 30 June 2004, all options vested as the share performance target was met, and accordingly, the Company recognized compensation expense under APB 25 based on the excess of the quoted market price on the vesting date over the exercise price of the share options.
      The following table summarizes the activity of share options issued to directors, executives and employees of pSivida during the years ended 30 June 2005, 2004 and 2003:

	Years Ended 30 June

	2005		2004		2003

		Weighted Average		Weighted Average		Weighted Average
	Number of	Exercise Price	Number of	Exercise Price	Number of	Exercise Price
	Options	$	Options	$	Options	$

Outstanding at beginning of year	6,595,000	0.52	2,700,000	0.36	2,200,000	0.40
Granted	12,041,537	1.08	3,895,000	0.61	520,000	0.20
Exercised	(1,050,000)	0.30	—	—	—
Transferred	(1,650,000)	0.40	—	—	—
Forfeited	(104,824)	0.98	—	—	(20,000)	0.20
Expired	—		—	—	—

Outstanding at end of year	15,831,713	0.97	6,595,000	0.52	2,700,000	0.36

Exercisable at end of year	12,754,713	1.01	5,795,000	0.49	—	—

	2005	2004	2003

Weighted average grant date fair value
Exercise price exceeds market price	$0.42	$0.37	—

Exercise price less than market price	—	—	$0.45

pSiMedica

•	pSiMedica issued 30,300 and 12,000 share options to directors, executives and employees during the years ended 30 June 2004 and 2003, respectively. The Company recognized compensation expense for 3,375 options issued during the year ended 30 June 2004 based on the excess of the estimated fair value of stock over the exercise price on the date of grant. No compensation cost was recognized for the remaining 26,925 options issued during the year ended 30 June 2004 and all 12,000 options issued during the year ended 30 June 2003 because the exercise price exceeded the estimated fair value on the date of grant for these options.

•	pSiMedica issued 29,900 and 26,600 share options to directors, executives and employees during the years ended 30 June 2004 and 2003, respectively. The share options vest three years from the date of grant subject to the option holders having satisfied defined performance criteria. Under US GAAP, these options are considered variable plan options as the number of shares the individuals are entitled to receive are not known at the date of grant. Compensation cost is computed on the date of grant based on management’s estimate of the number of shares that will eventually be

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

issued upon the achievement of the specific performance criteria and adjusted at each statement of financial position date (up to the vesting date) for changes in the estimate of the number of the shares and the estimated fair value of the shares.
      The following table summarizes the activity of share options issued to directors, executives and employees of pSiMedica during the years ended 30 June 2005, 2004 and 2003:

	Years Ended 30 June

	2005		2004		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise		Exercise		Exercise
	Options	Price	Number of	Price	Number of	Price
		£	Options	£	Options	£

Outstanding at beginning of year	98,800	9.66	38,600	6.25	—	—
Granted	—	—	60,200	11.84	38,600	6.25
Exchanged for pSivida options	(98,800)	9.66	—	—	—	—

Outstanding at end of year	—	—	98,800	9.66	38,600	6.25

Exercisable at end of year	—	—	—	—	—	—

	2005	2004	2003

Weighted average grant date fair value
Exercise price exceeds market price	N/A	$9.79	—

Exercise price equals market price	N/A	—	$10.32

Exercise price less than market price	N/A	$13.20	—

AION Diagnostics

•	AION Diagnostics issued 1,200,000 share options to directors, executives and employees during the year ended 30 June 2005. The options vest subject to various milestone-based vesting conditions. Under US GAAP, these options are considered variable plan options as the number of shares the individuals are entitled to receive are not known at the date of grant. Compensation cost is computed on the date of grant based on management’s estimate of the number of shares that will eventually be issued upon the achievement of the specific performance criteria and adjusted at each statement of financial position date (up to the vesting date) for changes in the estimate of the number of the shares and the estimated fair value of the shares. For those options with performance conditions beyond the control of AION Diagnostics, any resulting compensation expense is recognized under APB 25 when the target is achieved.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
      The following table summarizes the activity of share options issued to directors, executives and employees of AION during the year ended 30 June 2005:

	Year Ended
	30 June 2005

		Weighted
		Average
		Exercise
	Number of	Price
	Options	$

Outstanding at beginning of year	—	—
Granted	1,200,000	0.00

Outstanding at end of year	1,200,000	0.00

Exercisable at end of year	—	—

2005

Weighted average grant date fair value
Exercise price less than market price	$0.29

Fair value
      Had compensation cost related to the issuance of options to directors and employees been recorded at fair value on the date of grant in accordance with SFAS 123, the Company’s net loss and loss per share amounts (calculated in accordance with US GAAP) would have been increased to the pro forma amounts indicated below:

	Year Ended 30 June

	2005	2004	2003
	$	$	$

		(As restated)	(As restated)
US GAAP net loss, as reported	(16,561,512)	(5,019,974)	(2,268,603)
Add: Stock-based employee compensation expense included in US GAAP reported net loss, net of related tax effects	125,018	448,920	10,000
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(4,537,993)	(975,468)	(190,003)

US GAAP pro forma net loss	(20,974,487)	(5,546,522)	(2,448,606)

US GAAP loss per share
Basic and diluted — as reported	$(0.08)	$(0.04)	$(0.02)
Basic and diluted — pro forma	$(0.10)	$(0.04)	$(0.02)
      The following weighted-average assumptions were made in calculating the estimated fair value:

•	risk-free interest rate of 5.36% for fiscal 2005, 5.55% for fiscal 2004, and 5.31% for fiscal 2003 ;

•	no dividends;

•	expected volatility of 57% for fiscal 2005 and 70% for fiscal 2004 and 2003;

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

•	expected life of 2.5 years for 2005, 2.5 years for 2004 and 1.6 years for 2003.

(b)	Fair value of shares issued as consideration
      On 10 May 2001, the Company acquired the controlling economic interest in pSiMedica and issued shares for a portion of the consideration. Under A-GAAP, the fair value of the share consideration was calculated based on the price in the shareholder’s agreement (which was derived from an independent valuation report). Under US GAAP, the fair value of the shares issued to affect the acquisition is the average quoted market price for a period of two days period before and two days after the date the terms of the acquisition is agreed to and announced. Accordingly, for US GAAP purposes, the Company has recorded an increase to the value of identifiable intangible assets equal to the difference. Such difference is amortized over the estimated useful life of 12 years.

(c)	Direct acquisition costs
      Under A-GAAP until 30 June 2004 the Company’s accounting policy was to expense direct acquisition costs as incurred. Since 1 July 2004 the Company’s accounting policy has been to capitalize direct acquisition costs as part of the purchase price. Under US GAAP, the direct acquisition costs are also capitalized as part of the purchase price. Accordingly, for all acquisitions prior to 1 July 2004, the Company has recorded an increase to the value of identifiable intangible assets equal to the amount of the direct acquisition costs for US GAAP purposes. The difference is amortized from the date of acquisition over the estimated useful life of 12 years under US GAAP.

(d)	Amortization of intangible assets
      In connection with the acquisition of pSiMedica (acquired in steps from 18 December 2000 to 4 August 2004), the Company acquired identifiable intangible assets classified as core intellectual property under A-GAAP. Under A-GAAP, the core intellectual property is currently not amortized. Rather, amortization will commence on commercial production of related products over the remaining estimated useful life. Under US GAAP, the intangible assets are classified as licenses and patents and amortized from the date of acquisition on a straight-line basis over the estimated useful life of 12 years. The aggregate US GAAP amortization expense for the next five succeeding years is estimated to be $6,274,253 per year.

(e)	Goodwill
      Under A-GAAP, the Company amortizes goodwill attributable to the 4 August 2004 acquisition of the remaining 55.28% interest in pSiMedica on a straight line basis over the estimated period of benefit of nine years. Under US GAAP, goodwill is not amortized but instead is tested for impairment at least annually as further discussed below. Accordingly, goodwill amortization under A-GAAP has been added back in the US GAAP reconciliation.
      For US GAAP purposes, SFAS No. 142, “Goodwill and Intangible Assets” requires goodwill to be tested for impairment at least annually at the reporting unit level. Goodwill attributable to the August 2004 acquisition of the minority interest in pSiMedica was tested for impairment at the reporting unit level in May 2005 and no impairment of goodwill was identified.

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)

(f)	Sales of stock by subsidiaries
      During the years ended 30 June 2004 and 2002, pSiMedica and pSiOncology issued additional shares which resulted in a change in pSivida’s proportionate interest in the respective subsidiaries. Details are as follows:

•	On 7 March 2002, pSiMedica issued a total of 400,000 ordinary shares (as adjusted for a 100 to 1 share split) to pSivida and another shareholder at £5 ($13.61) per share, resulting in a total of £2,000,000 ($5,443,658) cash consideration. This issuance increased pSivida’s direct ownership interest in pSiMedica from 40.05% to 42.85%.

•	On 13 October 2003, pSiMedica issued a total of 237,342 preference shares to pSivida and another shareholder at £12.64 ($30.47) per share, resulting in a total of £3,000,000 ($7,232,401) cash consideration. This issuance increased pSivida’s direct ownership interest in pSiMedica from 42.85% to 46.25%.

•	On 1 March 2004, pSiOncology issued a total of 2,769 shares to pSiMedica and other minority shareholders at SGD$1,000 ($761.61) per share, resulting in a total of SGD$2,769,000 ($2,108,911). This issuance increased pSivida’s direct ownership interest in pSiOncology from 38.56% to 42.26%.

•	On 24 May 2004, pSiMedica issued 56,954 ordinary shares to the minority shareholders of pSiOncology at £12.64 ($32.29) per share in consideration for the minority interest in pSiOncology, resulting in a total of £719,899 ($1,838,822) non-cash consideration. This issuance decreased pSivida’s direct ownership interest in pSiMedica from 46.25% to 44.72%.
      Under A-GAAP, the change in pSivida’s proportionate interest in the respective subsidiaries due to the above share issuances is eliminated on consolidation and therefore is not recognized in the consolidated financial statements. Under US GAAP, the issuance of ordinary shares by a subsidiary is accounted for in accordance with Staff Accounting Bulletin No. 51, “Accounting For Sales Of Stock By A Subsidiary” (“SAB 51”) which requires the difference between the carrying amount of the parent’s investment in a subsidiary and the underlying net book value of the subsidiary after issuance of ordinary shares by the subsidiary be reflected as either a gain or loss in the statement of operations or reflected as an equity transaction. The Company has elected to account for SAB 51 gains and losses resulting from the sale of a subsidiary’s ordinary shares as equity transactions. Accordingly, for US GAAP purposes, the Company has recorded an adjustment to the value of identifiable intangible assets and additional paid-in capital for the resulting SAB 51 gains and losses. Such difference is amortized over the estimated useful life of 12 years.
      Deferred taxes have not been provided on the SAB 51 gains given that pSiMedica is a foreign subsidiary and pSivida intends to permanently reinvest the undistributed earnings and thereby take advantage of the exemption allowed under APB Opinion No. 23, “Accounting for Income Taxes — Special Areas.”

(g)	In-process research and development
      In connection with the acquisition of the remaining minority interest in pSiOncology during the year ended 30 June 2004, the Company acquired intangible assets classified as core intellectual property under A-GAAP. Under A-GAAP, the core intellectual property is currently not amortized. Rather, amortization will commence on commercial production of related products. For US GAAP purposes, the directors considered the guidance contained in the AICPA Practice Aid “Assets Acquired in a Business Combination to be Used in Research and Development Activities: A Focus on Software, Electronic

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
Devices, and Pharmaceutical Industries” and determined that the acquired intangible assets were in-process research and development (“IPR&D”) in nature and did not have an alternative future use. Therefore, under US GAAP, the IPR&D is written off to earnings at the date of acquisition.

(h)	Deferred income taxes
      A-GAAP does not require the recognition of deferred taxes arising from fair value adjustments attributable to a purchase business combination. US GAAP requires deferred taxes to be provided for the tax effects of differences between the fair values and the tax bases of identifiable assets acquired and liabilities assumed. Deferred taxes are only provided on goodwill when the amortization of goodwill is deductible for tax purposes in the respective tax jurisdiction. Accordingly, for US GAAP purposes, the Company recorded a deferred tax liability for the difference in the fair value and tax basis of the acquired intangibles attributable to the step acquisition of pSiMedica. Where the recognition of the deferred tax liability resulted in additional basis of the related intangible asset, such additional basis is being amortized over the remaining estimated useful life of the related intangible asset for US GAAP purposes.
      Under US GAAP, the existence of sufficient taxable temporary differences will enable utilization of the tax benefit of operating loss carryforwards. Accordingly, for US GAAP purposes, the Company recorded a deferred tax benefit attributable to the pSiMedica operating loss carryforwards expected to be utilized by the reversal of the deferred tax liabilities recognized in connection with the step acquisition of pSiMedica as per the above. Such deferred tax benefit was not recognized under A-GAAP as sufficient taxable temporary differences are not available under A-GAAP.

(i)	Outside equity interest
      Certain of the A-GAAP to US GAAP adjustments relate to subsidiaries in which there exists an outside equity interest. Such adjustments are attributed to the outside equity interest accordingly.
      Under A-GAAP, the outside equity interest in controlled entities is classified as a component of total equity. Under US GAAP, the outside equity interest (also referred to as “minority interest”) is classified between liabilities and stockholders’ equity in the consolidated statements of financial position. The effect of this adjustment has been disclosed in the reconciliation of total equity to US GAAP.

(j)	Loss per share
      Under A-GAAP, loss per share is calculated by dividing operating profit (loss) after tax and minority shareholders interest by the weighted average number of shares on issue for the year. Methods of computing loss per share in accordance with US GAAP are documented in SFAS No. 128, “Earnings per Share”.
      For each of the years ended in the period ended 30 June 2005, there were no differences in the calculation methodology of loss per share under A-GAAP and US GAAP.

(k)	Consolidated statement of financial performance classification differences
      Under A-GAAP, interest income is reported as a component of revenue from ordinary activities. Under US GAAP, interest income is reported as a component of non-operating income/(loss).
      Under A-GAAP, proceeds from the disposal of property, plant and equipment is reported as a component of revenue from ordinary activities. Under US GAAP, only the net gain/(loss) is reported in operating income/(loss).

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
      Under A-GAAP, interest expense is reported as a component of loss from ordinary activities. Under US GAAP, interest expense is reported as a component of non-operating income/(loss).

(l)	Consolidated statement of comprehensive loss
      Set out below is an analysis of comprehensive income/(loss) under A-GAAP for the years ended 30 June 2005, 2004 and 2003:

	Years Ended 30 June

	2005	2004	2003
	$	$	$

Net loss in accordance with A-GAAP	(14,726,523)	(3,683,205)	(2,765,153)
Other comprehensive (loss)/income:	—	—	—
Foreign currency translation adjustment, net of tax of $0	(350,287)	77,985	(31,765)

Comprehensive loss in accordance with A-GAAP	(15,076,810)	(3,605,220)	(2,796,918)

(m)	Income tax
      The Company has adopted SFAS No. 109 “Accounting for Income Taxes” (“SFAS 109”) for US GAAP purposes. SFAS 109 requires a “liability approach” to accounting for income taxes, which as it applies to the Company, is very similar to that adopted under A-GAAP. Under A-GAAP, the deferred tax asset in respect of income tax losses carried forward disclosed in Note 5 is not recognized unless the benefit is virtually certain of realization. Under US GAAP, the benefit is not recognized unless realization is more likely than not.
      The components of A-GAAP loss from ordinary activities before income tax expense consisted of the following for the years ended 30 June 2005, 2004 and 2003:

	Years Ended 30 June

	2005	2004	2003
	$	$	$

Australia	(7,590,833)	(637,675)	(855,756)
United Kingdom	(6,076,779)	(5,736,347)	(4,054,871)
Singapore	(1,458,107)	(1,144,954)	(445,701)

	(15,125,719)	(7,518,976)	(5,356,328)

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
      The components of deferred tax assets and liabilities in accordance with A-GAAP as of 30 June 2005 and 2004 are as follows:

	Years Ended 30 June

	2005	2004
	$	$

Deferred tax assets
Net operating loss carryforwards	9,291,377	5,049,704
Provision accruals	8,964	—
Other	4,147	2,189

Total gross deferred tax assets	9,304,488	5,051,893
Deferred tax liabilities
Prepayments	96,880	8,687

Net deferred tax asset	9,207,608	5,043,206

Valuation allowance	(9,207,608)	(5,043,206)

Net recorded deferred taxes	—	—

      As at 30 June 2005, the Company has operating loss carry forwards of $31,945,180. Carryforwards of net operating losses do not expire on a time basis in any of the jurisdictions in which the Company incurs such losses. Expiration will depend on the legislation of the countries in which losses are incurred, and will generally be triggered by a change in control or business activity.

28.	Recently issued but not yet adopted US Pronouncements
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004): “Share-Based Payments” (“SFAS 123R”). This statement eliminates the option to apply the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to directors and employees. Rather, SFAS 123R requires companies to measure the cost of director, executive and employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. That cost will be recognized over the period during which the director, executive or employee is required to provide services in exchange for the award — the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date (July 1, 2005 for pSivida) and to awards modified, repurchased, or cancelled after that date. As permitted by SFAS 123, the Company currently accounts for share-based payments to directors, executives and employees using APB 25, the intrinsic value method. Accordingly, the adoption of the SFAS 123R fair value method may have a significant impact on the Company’s results of operations, although it will have no impact on its overall financial position. The full impact of the adoption of SFAS 123R cannot be predicted at this time, as it depends on levels of share-based payments for future grants. However, had the Company adopted SFAS 123R for director, executive and employee options in prior periods, the impact of that standard would have approximated the pro forma impact of SFAS 123, as disclosed in Note 27(a), Share-based compensation — Options issued to directors, executives and employees.
      In December 2004, the FASB issued SFAS No. 153: “Exchanges of Nonmonetary Assets” (“SFAS 153”), which amends APB Opinion No. 29: “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not

PSIVIDA LIMITED AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In Australian Dollars (except as otherwise stated)
have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005 (fiscal 2006 for pSivida). At this time, management reasonably believes that the adoption of SFAS 153 will not have a material effect on the consolidated entity’s financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154: “Accounting Changes and Error Corrections  (“SFAS 154”), which replaces APB Opinion No. 20: “Accounting Changes” and SFAS No. 3: “Reporting Accounting Changes in Interim Financial Statements”. The standard is effective for fiscal years beginning after December 15, 2005 (fiscal 2007 for pSivida). SFAS 154 changes the requirements for the accounting for and reporting of a voluntary change in accounting principle as well as the changes required by an accounting pronouncement which does not include specific transition provisions. At this time management reasonably believes that the adoption of SFAS 154 will not have a material effect on the Company’s financial position or results of operations.

EXHIBIT INDEX

Exhibit	Exhibit
No.	Title
1.1	Constitution of pSivida Limited, dated April 7, 2004 (b)
2.1	Deposit Agreement, by and among pSivida Limited, Citibank, N.A. and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts Issued Thereunder (c)
3.1	Deed Poll, dated October 26, 2004, executed by QinetiQ (b)
4.1	Rules of the pSivida Limited Employee Share Option Plan (b)
4.2	Collaboration Agreement among pSiOncology Pte. Ltd., Singapore General Hospital Pte. Ltd. and SGH Technology Ventures Pte. Ltd., dated July 24, 2002 (b) (g)
4.3	Process Development and Manufacturing Agreement between pSiMedica Limited and AEA Technology QSA GmbH, dated March 4, 2004 (b) (g)
4.4	Agreement among Beijing Med-Pharm Corp., pSiMedica Ltd. and pSiOncology Pte. Ltd., dated October 27, 2005, as amended on July 24, 2002 (g) (h)
4.5	Merger Agreement, dated October 3, 2005, among pSivida Limited, pSivida Inc., and Control Delivery Systems Inc. (d)
4.6	Form of Registration Rights Agreement, between pSivida Limited and stockholders of Control Delivery Systems, Inc., dated as of December 30, 2005 (a)
4.7	Securities Purchase Agreement, dated October 5, 2005, between pSivida Limited and the investor listed on the Schedule of Buyers attached thereto (e)
4.8	Form of Subordinated Convertible Note in the principal amount of US$15,000,000, dated as of November 16, 2005 (e)
4.9	Form of Warrant to Purchase ADRs for the purchase of up to 633,803 ADRs, dated as of November 16, 2005 (e)
4.10	Form of Registration Rights Agreement, between Castelrigg Master Investments and pSivida Limited, dated as of November 16, 2005 (e)
4.11	Letter Agreement, dated November 15, 2005, relating to the Securities Purchase Agreement, dated October 5, 2005(e)
4.12	Amended and Restated License Agreement, between Control Delivery Systems, Inc. and Bausch & Lomb Incorporated dated December 9, 2003, as amended on June 28, 2005 (a) (i)
4.13	Collaboration Agreement, between Control Delivery Systems, Inc. and Alimera Sciences, Inc. dated February 11, 2005, as amended on February 23, 2005 and May 11, 2005 (a) (i)
4.14	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of October 20, 1991, including amendment (f) (i)
4.15	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of October 31, 1995 (f) (i)
4.16	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of September 9, 1997 (f) (i)
4.17	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of September 9, 1997 (f) (i)
4.18	License Agreement, the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of September 9, 1997 (f) (i)
4.19	Commercial Sublease, between Exergen Corporation, and Control Delivery Systems, Inc., dated as of April 6, 2005 (a)
4.20	Amended and Restated Control Delivery Systems, Inc. Change of Control Agreement, between CDS and Paul Ashton, dated August 17, 2004 (a)
4.21	Amended and Restated Control Delivery Systems, Inc. Change of Control Agreement, between CDS and Michael Soja, dated August 17, 2004 (a)
4.22	Amended and Restated Control Delivery Systems, Inc. Change of Control Agreement, between CDS and Lori Freedman, dated August 17, 2004 (a)
4.23	Severance Agreement, between CDS and Paul Ashton, dated February 20, 2004 (a)
4.24	Severance Agreement, between CDS and Michael Soja, dated February 20, 2004 (a)
4.25	Severance Agreement, between CDS and Lori Freedman, dated February 20, 2004 (a)
4.26	First Amendment to Control Delivery Systems, Inc. Severance Agreement between CDS and Paul Ashton, dated August 17, 2004 (a)
4.27	First Amendment to Control Delivery Systems, Inc. Severance Agreement between CDS and Michael Soja, dated August 17, 2004 (a)

Exhibit	Exhibit
No.	Title
4.28	First Amendment to Severance Agreement between CDS and Lori Freedman, dated August 17, 2004 (a)
4.29	Control Delivery Systems, Inc. Restricted Stock Award Agreement, between CDS and Paul Ashton, dated August 16, 2004 (a)
4.30	Control Delivery Systems, Inc. Restricted Stock Award Agreement, between CDS and Michael Soja, dated August 16, 2004 (a)
4.31	Control Delivery Systems, Inc. Restricted Stock Award Agreement, between CDS and Lori Freedman, dated August 16, 2004 (a)
4.32	Retention Agreement, between CDS and Paul Ashton, dated September 29, 2005 (a)
4.33	Retention Agreement, between CDS and Michael Soja, dated September 29, 2005 (a)
4.34	Retention Agreement, between CDS and Lori Freedman, dated September 29, 2005 (a)
4.35	Non-Competition Agreement, between pSivida Limited and Paul Ashton, dated October 3, 2005 (a)
4.36	Stock Option Agreements, between CDS and Paul Ashton, dated July 10, 2002 (a)
8.1	List of subsidiaries (a)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended (a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended (a)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (a)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (a)

(a)	Filed herewith.

(b)	Incorporated by reference to the registrant’s filing on Form 20-F (Commission file number 000-51122) filed on January 20, 2005.

(c)	Incorporated by reference to the registrant’s filing on Form F-6 (Commission file number 333-122158) filed on January 19, 2005.

(d)	Incorporated by reference to the registrant’s later filing on Form F-6 (Commission file number 333-122158) filed on October 4, 2005.

(e)	Incorporated by reference to the registrant’s earlier filing on Form F-6 (Commission file number 333-122158) filed on November 15, 2005. The final versions of documents denoted as “form of” have been omitted pursuant to Rule 12b-31. Such final versions are substantially identical in all material respects to the filed versions of such documents provided that the name of the investor, and the investor’s and/or pSivida’s signature are included in the final versions.

(f)	Incorporated by reference to Control Delivery Systems’ filing on Form S-1 (Commission file number 333-51954) filed on December 15, 2000.

(g)	Incorporated by reference to Beijing Med-Pharm corporations's Filing on Post-Effective Amendment No. 3 to S-1 (Commission file number 333-121957) filed on November 15, 2005.

(h)	Confidential treatment has been granted for portions of this exhibit.

(i)	Confidential treatment has been requested for portions of this exhibit. An unredacted version of this exhibit has been filed separately with the Commission.