Form 20-F
period 2006-06-30
pSivida LTD
filed 2006-12-08
CIK 1314102

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of each of the issuers’ classes of capital or common stock as of December 7, 2006 was: 399,711,107 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☒ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐  Accelerated filer ☒  Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Please send copies of notices and communications from the
Securities and Exchange Commission to:

Lawrence Goodman, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, NY 10178

-i-

INTRODUCTION

References in this annual report to “pSivida”, “the company”, “we”, “us”, “our”, or similar terms refer to pSivida Limited and its consolidated subsidiaries, except as otherwise indicated. On December 30, 2005, we completed the acquisition of Control Delivery Systems, Inc., which was renamed pSivida Inc. We make reference to Control Delivery Systems as “CDS” or as “pSivida Inc.” depending on whether such reference relates to that company before or after the acquisition. As of July 1, 2006, the NASDAQ National Market changed its name to the NASDAQ Global Market. References to the NASDAQ Global Market relating to periods before such date refer to the NASDAQ National Market.

We prepare consolidated financial statements in Australian dollars in accordance with Australian equivalents to International Financial Reporting Standards, or A-IFRS. Our financial statements are sometimes referred to herein as the “financial statements”. Throughout this annual report, references to “A$” are to Australian dollars and references to “US$” and “U.S. dollars” are to United States dollars, except for in the financial statements, where references to “$” are to Australian dollars and references to “US$” are to United States dollars. On June 30, 2005, the Federal Reserve Bank of New York Noon Buying Rate was US$0.7618 = A$1.00, and on June 30, 2006, that exchange rate was US$0.7423 = A$1.00.

Our fiscal year ends on June 30, and references in this annual report to any specific fiscal year are to the twelve month period ended June 30 of that year.

BioSiliconTM, BrachySilTM, SIMPLTM, DurasertTM (formerly known as AEON), CODRUGTM and MedidurTM are our trademarks. Vitrasert® and RetisertTM are Bausch & Lomb Incorporated’s trademarks. This annual report also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

This annual report and the documents that we incorporate by reference include forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements that express our beliefs, plans, objectives or assumptions, or refer to future events or performance may involve estimates, assumptions, risks and uncertainties. Therefore, our actual results and performance may differ materially from those expressed in the forward-looking statements. Forward-looking statements often, although not always, include words or phrases such as the following: “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “intends”, “plans”, “projection” and “outlook.”

You should not unduly rely on forward-looking statements contained or incorporated by reference in this annual report. Various factors discussed in this annual report, including, but not limited to, the risks described in “Risk Factors” may cause actual results or outcomes to differ materially from those expressed in forward-looking statements. You should read and interpret any forward-looking statements together with these risks.

Any forward-looking statement applies only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical consolidated financial data as of the dates and for each of the periods indicated. The information set forth below is not necessarily indicative of future results and should be read in conjunction with Item 5, “Operating and Financial Review and Prospects”, and our audited consolidated financial statements and the notes thereto appearing elsewhere in this annual report.

We adopted A-IFRS for the first time in our financial statements for the year ended June 30, 2006, which include comparative financial statements for the year ended June 30, 2005. The Australian Accounting Standards Board’s “First-time Adoption of Australian Equivalents to International Financial Reporting Standards”, or AASB 1, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual A-IFRS financial statements (June 30, 2006). AASB 1 also requires that those policies be applied as of the date of transition to A-IFRS (July 1, 2004) and throughout all periods presented in the first A-IFRS financial statements. An explanation of how the transition from superseded policies to A-IFRS has affected our financial position, financial performance and cash flows is discussed in Note 28 to the audited consolidated financial statements.

The Securities and Exchange Commission, or SEC, has adopted a one-time accommodation that permits eligible foreign private issuers, such as our company, to present two years rather than three years of statements of operations, changes in equity and cash flow statements prepared in accordance with International Financial Reporting Standards, or IFRS, for their first year of reporting under IFRS. Our first annual consolidated financial statements prepared under A-IFRS (which is compliant with IFRS) are for the fiscal year ended June 30, 2006, and this report has been prepared in reliance on such SEC accommodation.

A-IFRS differ in certain significant respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. Please refer to Note 29 to the audited consolidated financial statements contained in Item 18 of this report for a description of the differences between A-IFRS and U.S. GAAP as they relate to us, and a reconciliation of net loss and total equity to U.S. GAAP for the periods and as of the dates indicated.

The selected consolidated financial data as of and for the years ended June 30, 2006 and 2005 has been derived from our audited consolidated financial statements and the notes thereto appearing elsewhere in this annual report. The U.S. GAAP selected consolidated financial data as of and for the years ended June 30, 2004 and 2003 has been derived from the reconciliation to U.S. GAAP included in our audited consolidated financial statements which are not included herein.

	Years ended June 30,
	2006	2005
	(In Australian Dollars)
STATEMENT OF OPERATIONS DATA:

A-IFRS
Revenue	1,393,000	161,666
Loss before income tax	(37,685,934)	(20,813,923)
Net loss	(28,166,129)	(16,793,836)
Loss per share - basic and diluted	(0.09)	(0.08)

	As of June 30,
	2006	2005
	(In Australian Dollars)
BALANCE SHEET DATA:

A-IFRS
Total assets	235,486,077	91,866,102
Net assets	175,032,585	79,695,747
Long-term debt	3,940,092	-
Contributed equity	230,377,035	107,883,835

	Years ended June 30,
	2006	2005	2004	2003	2002
	(In Australian Dollars)
STATEMENT OF OPERATIONS DATA:

U.S. GAAP
Revenue	1,393,000	161,666	56,200	-	N/A
Loss from operations	(68,750,810)	(21,227,989)	(10,509,574)	(6,177,088)	N/A
Net loss	(63,481,126)	(16,561,512)	(5,019,974)	(2,268,603)	N/A
Loss per share - basic and diluted	(0.21)	(0.08)	(0.04)	(0.02)	N/A

	As of June 30,
	2006	2005	2004	2003	2002
	(In Australian Dollars)
BALANCE SHEET DATA:

U.S. GAAP
Total assets	219,903,245	100,063,276	41,295,099	8,220,492	N/A
Net assets	172,598,133	87,650,337	37,794,706	7,140,316	N/A
Long-term debt	3,940,092	-	-	-	N/A
Contributed equity	269,361,617	117,798,149	51,030,718	15,428,635	N/A

Exchange Rates

The following tables set forth, for the periods and dates indicated, certain information concerning the rates of exchange of A$1.00 into U.S. dollars based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the noon buying rate.

Month	High	Low
November 2006	0.7896	0.7629
October 2006	0.7743	0.7434
September 2006	0.7704	0.7461
August 2006	0.7699	0.7568
July 2006	0.7664	0.7407
June 2006	0.7527	0.7284

The noon buying rate on December 1, 2006 was US$0.7914 = A$1.00.

Year Ended June 30,	At Period End	Average Rate	High	Low
2006	0.7423	0.7475	0.7781	0.7056
2005	0.7618	0.7568	0.7974	0.6880
2004	0.6952	0.7155	0.7979	0.6390
2003	0.6713	0.5884	0.6729	0.5280
2002	0.5628	0.5682	0.5748	0.4841

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

The following risk factors, in addition to the other information and financial data contained in this annual report, should be considered carefully in evaluating our company and its business.

Risks related to our company and our business

Our ability to obtain additional capital is uncertain, and if we do not obtain it, we will not have the funding necessary to conduct our operations and develop our products.

We expect to require substantial additional capital resources in order to conduct our operations and develop our products. We had cash and cash equivalents of A$7.9 million (US$5.9 million) as of September 30, 2006, and we have used A$8.3 million (US$6.3 million) and A$7.4 million (US$5.5 million) for operating activities in the three months ended September 30, 2006 and June 30, 2006, respectively.  Therefore, we will need to raise additional funds in the near term to continue to conduct our operations as we have been conducting them to date. The timing and degree of our future capital requirements will depend on many factors, including:

•	the amount of royalty and other revenue that we earn;

•	whether and to what extent our investors exercise redemption rights provided for in our outstanding convertible debt securities;

•	continued scientific progress in our research and development programs;

•	the magnitude and scope of our research and development programs;

•	our ability to maintain and establish strategic arrangements for research, development, clinical testing, manufacturing and marketing;

•	our progress with preclinical and clinical trials;

•	the time and costs involved in obtaining regulatory approvals; and

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims.

We will attempt to acquire additional funding through strategic collaborations, public or private equity financings, capital lease transactions or other financing sources that may be available. Additional financing may not be available on acceptable terms, or at all. In addition, the terms of our outstanding convertible notes, including among others, the market price-based conversion rate adjustments, may reduce the likelihood that we will be able to find additional capital at a reasonable valuation if at all.

Additional equity financings could result in significant dilution to stockholders. Further, in the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise seek to develop and commercialize ourselves.

If sufficient capital is not available in the near term and in the longer term, we may not be able to fund our operations and may be required to suspend, curtail or terminate our operations or delay, reduce the scope of or eliminate one or more of our research and development programs.

We have a history of losses; we expect to continue to incur losses; and we may never become profitable.

pSivida was formed in 2000. As primarily a research and development company, we have incurred operating losses in every year of existence. Under A-IFRS (effective from July 1, 2004), we incurred a net loss of A$28.2 million (US$21.1 million) for the year ended June 30, 2006, and a net loss of A$16.8 million (US$12.7 million) for the year ended June 30, 2005. As of June 30, 2006, we had an accumulated deficit under A-IFRS of A$56.9 million (US$40.9 million). We have not achieved profitability and expect to continue to incur net losses through at least 2010, and we may incur losses beyond that time, particularly if we are not successful in having BrachySil or Medidur approved and widely marketed by that time. Even if BrachySil or Medidur is approved and marketed at some point in 2010 or beyond, sales of BrachySil, Medidur or any of our other marketed products, combined with royalty income and any other sources of revenue, may not be sufficient to result in profitability at that time or at any other time. The extent of our future losses and how long it may take for us to achieve profitability are uncertain.

We recently acquired CDS, which has incurred net losses in each of its last five fiscal years (ended December 31). As a result of the acquisition, we have been receiving royalties from sales of Vitrasert, CDS’ first commercial product. However, sales of Vitrasert have declined in each of the past four years and we do not expect that Vitrasert royalties will comprise a significant portion of our future revenue. Following regulatory approval for Retisert in April 2005, CDS entered into an advance royalty agreement with Bausch & Lomb in June 2005 pursuant to which CDS received US$3.0 million (A$3.9 million) in lieu of US$6.25 million (A$8.5 million) of Retisert royalties that otherwise would be payable under the license agreement. Subsequent to June 30, 2006, of the next US$6.6 million (A$9.0 million) of future royalties otherwise payable from the sales of Retisert, US$5.7 million (A$7.8 million) will be retained by Bausch & Lomb. We are unable to predict the future sales of Retisert by Bausch & Lomb and, as a result, we cannot predict when, if ever, Bausch & Lomb will have retained that amount of royalties and we will begin receiving full royalty payments from them.

If our funds are insufficient to pay the principal of and interest on our convertible notes, then our noteholders may declare an event of default, foreclose on the collateral and require immediate payment of the entire principal of the notes plus penalties.

On November 16, 2005, we issued a subordinated convertible promissory note in the principal amount of US$15 million (A$19.7 million) to an institutional investor. On September 14, 2006, in connection with an amendment of the note, we repaid US$2.5 million (A$3.3 million) of the principal. The convertible note must be repaid in full in cash on the third anniversary of its issuance, unless the principal is earlier paid or converted. In addition, the holder may require payment in cash of up to US$6.25 million (A$8.3 million) of the principal on each of July 31, 2007 and January 31, 2008. The holder of the note has also been provided with a security interest in our existing royalty streams from Bausch & Lomb, which represent a substantial portion of our current revenue. In connection with the terms of a further letter agreement with the investor dated October 17, 2006, we are obligated to make compensating payments of US$800,000 (A$1.1 million) on December 28, 2006 and US$150,000 (A$205,000) each on January 31, 2007, February 28, 2007 and March 30, 2007. If we are unable to pay interest or principal that becomes due or otherwise are unable to make payments under the note or related agreements, the holder may foreclose on and collect those royalties or sell that collateral. The proceeds of any sale would be applied to satisfy amounts owed to the holder.

On September 26, 2006, we issued new subordinated convertible promissory notes in the principal amount of US$6.5 million (A$8.5 million) to other investors. These convertible notes must be repaid in full in cash on the third anniversary of their issuance, unless the principal is earlier paid or converted. In addition, under specified conditions, the holders may require payment in cash of up to US$3.25 million (A$4.25 million) of the principal on each of August 14, 2008 (unless the initial note is still outstanding) and February 14, 2009 (or such later date that is 91 days after the maturity date of the initial note).

All of our outstanding subordinated convertible promissory notes bear interest at the rate of 8% per annum. We may make quarterly interest payments on the notes by issuing ADSs if certain conditions are met, including the continued effectiveness of registration statements covering the ADSs, continued listing of our shares or ADSs, and timely delivery of conversion ADSs during the period preceding the payment date, among others. If any of the conditions are not met, we will be required to pay the interest due in cash. Given the cash needs of our business and our current level of revenue, we cannot predict whether or not we will be able to meet any of these cash payment obligations or what impact these obligations might have on our business and operations.

If we do not obtain certain waivers or fail to maintain an effective resale registration statement for our ADSs, then we may owe further penalties related to the inability of certain shareholders to sell ADSs. We may not have sufficient funds to pay such penalties.

In connection with our acquisition of CDS, we entered into an agreement to register with the SEC the resale of ADSs issued to CDS stockholders. We were required to complete that registration no later than June 28, 2006. Our agreement to register these ADSs required that we pay cash penalties equal to one percent of the number of such ADSs multiplied by the deemed value of such ADSs at the time of closing, or US$5.087 per ADS, for every 30-day period until the registration statement became effective and for certain periods during which the registration statement could not be used to sell ADSs. The registration statement was declared effective on September 29, 2006 and we filed additional information making it usable to effect sales on October 31, 2006. To date, we have not paid any of these penalties. Although we are seeking a waiver of these payment requirements from the holders of ADSs issued in connection with the acquisition of CDS, such persons may not grant us such a waiver on reasonable terms or at all. We may not have sufficient funds to pay these penalties. If we are forced to do so, we may be required to suspend, curtail or terminate our operations or delay, reduce the scope of or eliminate one or more of our research and development programs, any of which could have a material adverse effect on our business.

In connection with the amendments to our initial convertible note financing and our subsequent new convertible note financing, we have entered into agreements to register with the SEC the resale of additional ADSs issued to the investors. Our obligation to register ADSs in each of these transactions is subject to a deadline, which may be extended in certain situations, and our failure to meet this deadline results in monetary penalties against us. With respect to the amendments to our initial convertible note financing, we are required to complete the registration of shares issuable pursuant to exercise of the additional warrant granted no later than December 31, 2006. If our registration statement registering those shares is not effective by that date, we must pay penalties of 7.5% of the outstanding principal amount of the initial note and, from that date until the date on which the effectiveness failure is cured, 1.0% of the outstanding principal amount of the note per 30-day period. Further, failure to comply with this deadline within 60 days may result in an event of default under the convertible note. With respect to our new convertible note financing, we are required to complete the registration no later than January 1, 2007. Failure to comply with this deadline may result in our having to pay cash penalties equal to one percent of the convertible note purchase price, or US$65,000 (A$85,000) per 30 days, until the registration statement becomes effective. Further, failure to comply with this deadline by in excess of 60 days may result in an event of default under the new convertible notes. Each of these registration deadlines is subject to extension under certain circumstances.

Our failure or inability to maintain the effectiveness of any of our registrations or to adequately update information in the related prospectuses may subject us to additional penalties. In addition, we expect to have other registration obligations with similar penalty provisions related to registration deadlines in connection with future financing activities.

Most of our products and planned products are based upon new and unproven technologies, and if we are unable to develop products from those technologies, we may not have sufficient revenue to continue our operations.

We are currently developing products based upon Durasert, BioSilicon and CODRUG drug delivery systems for multiple applications across many sectors of healthcare, including controlled drug delivery and diagnostics. The successful development and market acceptance of our current products and potential product technologies is subject to many risks. These risks include the potential for ineffectiveness, lack of safety, unreliability, failure to receive necessary regulatory clearances or approvals and the emergence of superior or equivalent products, as well as the effect of changes in future general economic conditions. To date, we have developed two marketed products, Vitrasert and Retisert, which are based on our Durasert technology and have been approved by the U.S. Food and Drug Administration, or FDA, for treatment of two sight-threatening eye diseases. However, these technologies may prove useful in other products which would also be subject to many risks. Our failure to develop our current and future products could have a material adverse effect on our business, financial condition and results of operations. Further, BioSilicon is a new and unproven technology for which we have received no FDA approvals.

We rely heavily upon patents and trade secrets to protect our proprietary technologies. If we fail to protect our intellectual property or infringe on others’ technologies, our ability to market our products may suffer.

Protection of intellectual property rights is crucial to our business, since that is how we keep others from copying the innovations which are central to our existing and future products. Our success is dependent on whether we can obtain patents, defend our existing patents and operate without infringing on the proprietary rights of third parties. As of September 28, 2006, we had 95 patents and over 322 pending patent applications, including patents and pending applications covering our Durasert, BioSilicon and CODRUG technologies. We expect to aggressively patent and protect our proprietary technologies. However, we cannot be sure that any additional patents will be issued to us as a result of our pending or future patent applications or that any of our patents will withstand challenges by others. In addition, we may not have sufficient funds to patent and protect our proprietary technologies to the extent that we would desire or at all. If we were determined to be infringing any third party patent, we could be required to pay damages, alter our products or processes, obtain licenses, pay royalties or cease certain operations. We may not be able to obtain any required licenses on commercially favorable terms, if at all. Our failure to obtain a license for any technology that we may require to commercialize our products could have a material adverse effect on our business, financial condition and results of operations. In addition, many of the laws of foreign countries in which we intend to operate may treat the protection of proprietary rights differently from, and may not protect our proprietary rights to the same extent as, laws in Australia, the United States and Patent Co-operation Treaty countries.

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

While we have not been and we are not currently involved in any litigation over intellectual property, such litigation may be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. We may also be sued by one or more third parties alleging that we infringe its intellectual property rights. Any intellectual property litigation would be likely to result in substantial costs to us and diversion of our efforts. If our competitors claim technology also claimed by us and if they prepare and file patent applications in the U.S., we may have to participate in interference proceedings declared by the U.S. Patent and Trademark office to determine priority of invention, which could result in substantial cost to us and diversion of our efforts. Any such litigation or interference proceedings, regardless of the outcome, could be expensive and time consuming. Litigation could subject us to significant liabilities to third parties, requiring disputed rights to be licensed from third parties or require us to cease using certain technologies and, consequently, could have a material adverse effect on our business, financial condition and results of operations.

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

If we do not receive the necessary regulatory approvals, we will be unable to commercialize our products.

Our current and future activities are and will be subject to regulation by governmental authorities in the U.S., Europe, Singapore and other countries. Before we can manufacture, market and sell any of our products, we must first obtain approval from the FDA and/or foreign regulatory authorities. In order to obtain these approvals, pre-clinical studies and clinical trials must demonstrate that each of our products is safe for human use and effective for its targeted disease. Our proposed products are in various stages of pre-clinical and clinical testing. If clinical trials for any of these products are not successful, those products cannot be manufactured and sold and will not generate revenue from sales. Clinical trials for our product candidates may fail or be delayed by many factors, including the following:

•	our lack of sufficient funding to pursue trials rapidly or at all;

•	our inability to attract clinical investigators for trials;

•	our inability to recruit patients in sufficient numbers or at the expected rate;

•	adverse side effects;

•	failure of the trials to demonstrate a product’s safety or efficacy;

•	our failure to meet FDA or other regulatory agency requirements for clinical trial design or for demonstrating efficacy for a particular product;

•	our inability to follow patients adequately after treatment;

•	changes in the design or manufacture of a product;

•	our inability to manufacture sufficient quantities of materials for use in clinical trials; and

•	governmental or regulatory delays.

Results from pre-clinical testing and early clinical trials often do not accurately predict results of later clinical trials. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations which may delay, limit or prevent regulatory approval. Data from pre-clinical studies, early clinical trials and interim periods in multi-year trials are preliminary and may change, and final data from pivotal trials for such products may differ significantly. Adverse side effects may develop that delay, limit or prevent the regulatory approval of products, or cause their regulatory approvals to be limited or even rescinded. Additional trials necessary for approval may not be undertaken or may ultimately fail to establish the safety and efficacy of proposed products. The FDA or other regulatory agency may not approve proposed products for manufacture and sale.

In addition to testing, regulatory agencies impose various requirements on manufacturers and sellers of products under their jurisdiction, such as labeling, manufacturing practices, record keeping and reporting. Regulatory agencies may also require post-marketing testing and surveillance programs to monitor a product’s effects. Furthermore, changes in existing regulations or the adoption of new regulations could prevent us from obtaining, or affect the timing of, future regulatory approvals.

At present, Vitrasert and Retisert are our only products that have been approved for sale in the U.S. for specific purposes. BrachySil and other product candidates utilizing BioSilicon have not been approved and their approval in the future remains uncertain. Any product approvals we achieve could also be withdrawn for failure to comply with regulatory standards or due to unforeseen problems after the product’s marketing approval.

Fast track status for Medidur may not actually lead to faster development, regulatory review or approval, and if approval is delayed, the future growth of our revenue that this product is expected to generate will also be delayed.

The FDA has granted fast track designation to Medidur for the treatment of diabetic macular edema, or DME. Although this designation makes this product eligible for expedited approval procedures, it does not ensure faster development, review or approval compared to the conventional FDA procedures. Further, the FDA may withdraw the fast track designation if it determines that the designation is no longer supported by emerging data from clinical trials or if it determines that the criteria for the designation is no longer satisfied.

We have a limited ability to develop and market our products ourselves. If we are unable to find marketing or commercialization partners, or our marketing or commercialization partners do not successfully develop or market our products, we may be unable to effectively develop and market our products on our own.

We presently have no marketing or sales staff. Achieving market acceptance for the use of our products will require extensive and substantial efforts by experienced personnel as well as expenditure of significant funds. We may not be able to establish sufficient capabilities necessary to achieve market penetration.

We intend to license and/or sell our products to companies who will be responsible in large part for sales, marketing and distribution. The amount and timing of resources which may be devoted to the performance of their contractual responsibilities by these licensees are not expected to be within our control. Further, these partners may not perform their obligations.

Our business strategy includes entering into collaborative arrangements for the development and commercialization of our product candidates. The curtailment or termination of any of these arrangements could adversely affect our business, our ability to develop and commercialize our products and proposed products and our ability to fund operations.

The success of these and future collaborative arrangements will depend heavily on the experience, resources, efforts and activities of our collaborators. Our collaborators have, and are expected to have, significant discretion in making these decisions. Risks that we face in connection with our collaboration strategy include the following:

•	our collaborative arrangements are, and are expected to be, subject to termination under various circumstances including, in some cases, on short notice and without cause;

•
we are required, and expect to be required, under our collaborative arrangements not to conduct specified types of research and development in the field that is the subject of the collaboration, limiting the areas of research and development that we can pursue;

•	our collaborators may develop and commercialize, either alone or with others, products that are similar to or competitive with our products;

•
our collaborators, consistent with other pharmaceutical and biotechnology companies that have historically acted similarly, may for a variety of reasons change the focus of their development and commercialization efforts or decrease or fail to increase spending related to our products, limiting the ability of our products to reach their potential; and

•	our collaborators may lack the funding or experience to develop and commercialize our products successfully or may otherwise fail to do so.

To the extent that we choose not to, or we are unable to, enter into future license agreements with marketing and sales partners, we may experience increased capital requirements to develop the ability to market and sell future products. We may not be able to market or sell our technology or future products independently in the absence of such agreements.

Our current licensees may terminate their agreements with us at any time, and if they do, we may not be able to effectively develop and sell our products.

Our licensees have rights of termination under our agreements with them. Exercise of termination rights by those parties may leave us temporarily or permanently without any marketing or sales resources, which may have an adverse effect on our business, financial condition and results of operations. Additionally, our interests may not continue to coincide with those of our partners, and our partners may develop independently or with third parties, products or technologies that could compete with our products. Further, disagreements over rights or technologies or other proprietary interests may occur.

We have exclusively licensed our technology with respect to Vitrasert, Retisert and certain other ophthalmic uses to Bausch & Lomb, and with respect to Medidur for DME and certain other ophthalmic uses to Alimera Sciences. Bausch & Lomb is responsible for funding and managing the development and commercialization of all licensed products and can terminate its agreement with us at any time upon 90 days’ written notice. We are jointly funding with Alimera Sciences the development of products licensed under our agreement with them, and Alimera Sciences may terminate its agreement with us if we fail to make a development payment or may terminate the agreement with respect to a particular product if we abandon the product. Further, in the event that we fail to make development payments exceeding US$2.0 million (A$2.7 million) for a product, Alimera Sciences may complete the development using other funds and substantially reduce our economic interest in any sales of the developed product from a share of profits to a sales-based royalty. As of November 30, 2006, we have chosen not to make development payments to Alimera Sciences in an aggregate amount of approximately US$1.9 million (A$2.6 million). Alimera Sciences was incorporated in June 2003 and has limited resources. Either Bausch & Lomb or Alimera Sciences may decide not to continue with or commercialize any or all of the licensed products, change strategic focus, pursue alternative technologies, develop competing products or terminate their agreements with us. While Bausch & Lomb has significant experience in the ophthalmic field and substantial resources, there is no assurance as to whether, and to what extent, that experience and those resources will be devoted to our technologies. Because we do not currently have sufficient funding or internal capabilities to develop and commercialize these products and proposed products, decisions, actions, breach or termination of these agreements by Bausch & Lomb or Alimera Sciences could delay or stop the development or commercialization of Retisert, Medidur for DME or other of our products licensed to such entities. We have licensed BrachySil to Beijing Med-Pharm for China, and similar risks exist under the terms of that license agreement.

If our competitors develop more effective products that receive regulatory approval before our products reach the market, our products could be rendered obsolete.

We are, or plan to be, engaged in the rapidly evolving and competitive fields of drug delivery and diagnostics. Our competitors include many major pharmaceutical companies and other biotechnology, drug delivery, diagnostics and medical products companies.

Many of our potential competitors have substantially greater financial, technological, research and development, marketing and personnel resources than us. Our competitors may succeed in developing alternate technologies and products that:

•	are more effective and easier to use;

•	are more economical than those which we have developed; or

•	would render our technologies and products obsolete and non-competitive in these fields.

These competitors may also have greater experience in developing products, conducting clinical trials, obtaining regulatory approvals or clearances and manufacturing and marketing such products or technologies.

We believe that pharmaceutical, drug delivery and biotechnology companies, research organizations, governmental entities, universities, hospitals, other nonprofit organizations and individual scientists are seeking to develop the drugs, therapies, products, approaches or methods to treat our targeted diseases or their underlying causes. For many of our targeted diseases, competitors have alternate therapies that are already commercialized or are in various stages of development ranging from discovery to advanced clinical trials. Any of these drugs, therapies, products, approaches or methods may receive government approval or gain market acceptance more rapidly than our products and proposed products, may offer therapeutic or cost advantages or may cure our targeted diseases or their underlying causes completely, which could reduce demand for our products and proposed products and could render them noncompetitive or obsolete. For example, sales of Vitrasert for the treatment of cytomegalovirus, or CMV, retinitis, a disease which affects people with late-stage AIDS, have declined significantly, because of new treatments that delay the onset of late-stage AIDS.

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

If we expand our efforts beyond our core area of expertise and experience, then we may have to enter into collaboration agreements that limit the extent to which we can profit from our own technologies.

We plan to expand our focus outside of our initial areas of experience and expertise in order to broaden our product pipeline and this will require additional internal expertise or external collaborations in areas in which we currently do not have internal resources and expertise. Such expertise and collaborations may be difficult to obtain. We are currently focused on targeted controlled drug delivery specifically for ophthalmic drug delivery, localized oncology and other controlled delivery mechanisms. We have started to expand our focus into diagnostics and the food industry and may plan to expand into other areas at a later time. In connection with the foregoing, we may have to enter into collaboration arrangements with others that may require us to relinquish rights to certain of our technologies or products that we would otherwise pursue independently. We may be unable to acquire the necessary expertise or enter into collaboration agreements on acceptable terms.

Problems associated with international business operations could affect our ability to manufacture and sell our products. If we encounter such problems, our costs could increase and our development of products could be delayed.

We currently maintain offices in Australia, the UK, Singapore and the U.S. BrachySil is produced for us in Germany and the UK, and BioSilicon is produced in-house and by third party contractors in the UK. We are conducting product trials in Singapore and in Europe, we have research and development facilities in the UK and the U.S. and we intend to license and/or sell products in most major world healthcare markets. A number of risks are inherent in our international strategy. In order for us to license and manufacture our products, we must obtain country and jurisdiction-specific regulatory approvals or clearances to comply with regulations regarding safety and quality. We may not be able to obtain or maintain regulatory approvals or clearances in such countries, and we may be required to incur significant costs in obtaining or maintaining foreign regulatory approvals or clearances. In addition, our operations and revenues are subject to a number of risks associated with foreign commerce, including the following:

•	managing foreign distributors;

•	staffing and managing foreign operations;

•	political and economic instability;

•	foreign currency exchange fluctuations;

•	foreign tax laws, tariffs and freight rates and charges;

•	timing and availability of export licenses;

•	inadequate protection of intellectual property rights in some countries; and

•	obtaining required governmental approvals.

If we encounter problems with product manufacturing, we could experience delays in product development and commercialization, which would adversely affect our future profitability.

Our ability to conduct timely preclinical and clinical research and development programs, obtain regulatory approvals, commercialize our product candidates and fulfill our contract manufacturing obligations to others will depend, in part, upon our ability to manufacture our products, either directly or through third parties, in accordance with FDA and other regulatory requirements. We currently have BioSilicon production capability at our facilities in the UK, which may be augmented where required by QinetiQ’s UK production facilities for use in internal and collaborative research. BrachySil is currently manufactured under contract, in accordance with applicable current good manufacturing practices, or cGMP, by Hosokawa Micron Group, Atomising Systems Ltd, HighForce Ltd and AEA Technology QSA GmbH. We currently manufacture clinical supplies pursuant to our agreement with Alimera Sciences.

We could experience delays in development or commercialization of our proposed products if we are unable to manufacture BioSilicon, BrachySil or other product candidates by ourselves, or we acquire BioSilicon, BrachySil or other product candidates from third parties, such as QinetiQ. We may not be able to manufacture our proposed products successfully or in a cost-effective manner at our own or third party facilities. If we are unable to develop our own manufacturing facilities or to obtain or retain third-party manufacturing on acceptable terms, we may not be able to conduct certain future pre-clinical and clinical testing or to supply commercial quantities of our products.

We have licensed to Bausch & Lomb the exclusive rights to manufacture Vitrasert, Retisert and other products covered by its license agreement with us. We have licensed to Alimera Sciences the rights to manufacture Medidur for DME, if approved for marketing, and other products covered by its license agreement. Our current reliance on third party manufacturers for some of our products entails risks, including:

•
the possibility that third parties may not comply with the FDA’s cGMP regulations, other regulatory requirements, and those of similar foreign regulatory bodies, and may not employ adequate quality assurance practices;

•	supply disruption, deterioration in product quality or breach of a manufacturing or license agreement by the third party because of factors beyond our control;

•	the possible termination or non-renewal of a manufacturing or licensing agreement with a third party at a time that is costly or inconvenient to us; and

•	our inability to identify or qualify an alternative manufacturer in a timely manner, even if contractually permitted to do so.

If third-party reimbursement and health care providers do not cover the cost of our products, market acceptance could be limited.

In both domestic and foreign markets, our ability to commercialize our products will depend, in part, upon the availability of reimbursement from third-party payors, such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products. If our products are not considered cost-effective, third-party payors may limit reimbursement. Government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which they have not been granted regulatory approval. If government and third-party payors do not provide adequate coverage and reimbursement levels for uses of our products, the market acceptance of our products would be limited.

There have been a number of U.S. federal and state proposals during the last few years to subject the pricing of pharmaceuticals to government control and to make other changes to the health care system of the U.S. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payors for health care goods and services may take in response to any health care reform proposals or legislation. Similar health care reforms may also be implemented outside of the U.S. We cannot predict the effect health care reforms may have on our business.

If we fail to retain some or all of our key personnel, then our business could suffer.

We are dependent upon the principal members of our management, administrative and scientific staff. In addition, we believe that our future success in developing our products and achieving a competitive position will depend to a large extent on whether we can attract and retain additional qualified management and scientific personnel. There is strong competition for such personnel within the industry in which we operate and we may not be able to continue to attract such personnel either to Malvern in the United Kingdom or to Massachusetts, where much of our research and development is conducted. Further, the economic climate in Perth could make employee retention difficult there. As we do not have large numbers of employees and our products are unique and highly specialized, the loss of the services of one or more of the senior management or scientific staff, or the inability to attract and retain additional personnel and develop expertise as needed, could have a material adverse effect on our results of operations and financial condition.

If we are subject to product liability suits and do not have sufficient insurance to cover damages, our ability to fund research and development would be negatively impacted.

The testing, manufacturing, and future marketing and sale of the products utilizing our technologies involves risks that product liability claims may be asserted against us or our licensees. Our current clinical trial insurance may not be adequate or continue to be available, and we may be unable to obtain adequate product liability insurance on reasonable commercial terms, if at all. In the event clinical trial insurance is not adequate, our ability to continue with planned research and development in the relevant area could be negatively impacted.

We have experienced rapid changes in our business, and if we fail to effectively manage these changes, we may experience increased expenses.

As evidenced by our purchase of the remaining shares of pSiMedica in 2004 and our acquisition of CDS on December 30, 2005, our business is rapidly changing. See “Risks related to our recent acquisition of CDS and other recent transactions”.

We may be required to increase the number of our employees, and we may suffer if we do not manage and train our new employees effectively. Further, our efforts span various geographies. Continued operations in multiple locations may place significant strains on our managerial, financial and other resources. The rate of any future expansion, in combination with our complex technologies and products, may demand a level of managerial effectiveness in anticipating, planning, coordinating and meeting our operational needs which we may not be able to successfully provide.

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

We are a public company limited by shares, registered and operating under the Australian Corporations Act 2001. Several of our directors and officers reside outside the U.S. Substantially all or a substantial portion of the assets of those persons are located outside the U.S. As a result, it may not be possible to effect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the federal securities laws of the U.S. Furthermore, a large percentage of our directly owned assets are located outside the U.S., and, as such, any judgment obtained in the U.S. against us may not be collectible within the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

As a foreign private issuer we do not have to provide you with the same information as an issuer of securities based in the U.S.

Because we are a foreign private issuer within the meaning of the rules under the Exchange Act, we are exempt from certain provisions that are applicable to U.S. public companies, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a registered security; and

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time.

Thus, you are not afforded the same protections or information which would be made available to you were you investing in a U.S. public corporation.

In accordance with the requirements of the Australian Stock Exchange, we disclose annual and semi-annual results. Until July 1, 2005, our results were presented in accordance with accounting principles generally accepted in Australia, or A-GAAP, and they are now presented in accordance with A-IFRS. Our annual results reported in the U.S. with the SEC include a reconciliation to U.S. GAAP. Our annual results are audited, and our semi-annual results undergo a limited review by our independent auditors. Subject to certain exceptions, we are also required to immediately disclose to the Australian Stock Exchange any information concerning us that a reasonable person would expect to have a material effect on the price or value of our shares. This would include matters such as:

•	any major new developments relating to our business which are not public knowledge and may lead to a substantial movement in our share price;

•	any changes in our board of directors;

•	any purchase or redemption by us of our own equity securities;

•	interests of directors in our shares or debentures; and

•	changes in our capital structure.

We are required to provide our semi-annual results, and other material information that we disclose in Australia or in the U.S. under the cover of Form 6-K. Nevertheless, this information is not the same and may not be as much information as would be made available to you were you investing in a U.S. public corporation.

Risks related to our stock and our ADSs

If we are a passive foreign investment company, holders of our shares and ADSs may suffer adverse tax consequences.

U.S. holders of our ADSs may experience unfavorable tax consequences if we are treated as a passive foreign investment company, or PFIC, under the U.S. Internal Revenue Code of 1986, as amended, for any year during which the U.S. holder owned our ADSs. In general, we are a PFIC for any taxable year if either (1) 75% or more of our gross income in the taxable year is passive income, or (2) 50% or more of the average value of our assets in the taxable year produces, or is held for the production of, passive income. We were likely a PFIC for the fiscal year ended June 30, 2005. For example, if a U.S. holder disposes of an ADS at a gain, and during any year of its holding period we were a PFIC, then such gain would be taxable as ordinary income and not as capital gain and would be subject to additional taxation based on the length of time the U.S. holder held such stock. Most of the tax consequences of our being a PFIC may be mitigated if the U.S. holder makes certain elections as described in Item 10.E of this Annual Report on Form 20-F under “U.S. Federal Income Tax Considerations”.

Holders of our ADSs may have limited rights relative to holders of our ordinary shares in certain circumstances.

The rights of holders of ADSs with respect to voting of ordinary shares and receiving certain distributions may be limited in certain respects by the deposit agreement entered into by us and Citibank, N.A. For example, although ADS holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our constitution, to instruct the depositary as to the exercise of their voting rights pertaining to the ordinary shares represented by the American Depositary Shares, and the depositary has agreed that it will vote the ordinary shares so represented in accordance with such instructions, ADS holders may not receive notices sent by the depositary in time to ensure that the depositary will vote the ordinary shares. This means that holders of ADSs may not be able to exercise their right to vote. In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to holders of our American Depositary Receipts, or ADRs. As a result, holders of ADRs may not receive distributions made by us.

Our stock price is volatile. If our trading volume fluctuates significantly, based on events both within and outside our control, you may have difficulty selling your ADSs when you desire to.

Since December 2000, the price of our ordinary shares has ranged from A$0.09 to A$1.44 per share, and since January 27, 2005, the price of our ADSs has ranged from US$1.83 to US$12.14. The price of our ordinary shares and ADSs may be affected by developments directly affecting our business and by developments out of our control or unrelated to pSivida. The biotechnology sector in particular, and the stock market generally, are vulnerable to abrupt changes in investor sentiment. Prices of securities and trading volume of companies in the biotechnology industry, including ours, can swing dramatically in ways unrelated to or that bear a disproportionate relationship to, operating performance. Our ordinary share and ADS prices and their trading volumes may fluctuate based on a number of factors including, but not limited to:

•	clinical trial results and other product and technological developments and innovations;

•	FDA and other governmental regulatory actions, receipt and timing of approvals of our proposed products, and any denials and withdrawals of approvals;

•	competitive factors including new product ideas and technologies, clinical trial results and approvals of competitive products in our markets;

•	advancements with respect to treatment of the diseases targeted by our proposed products;

•	developments relating to collaborative partners, including execution and termination of agreements, achievement of milestones and receipt of payments;

•	availability and cost of capital and our financial and operating results;

•	changes in reimbursement policies or other practices relating to our proposed products or the pharmaceutical industry generally;

•	meeting, exceeding or failing to meet analysts’ or investors’ expectations, and changes in evaluations and recommendations by securities analysts;

•	economic, industry and market conditions, changes or trends; and

•	other factors unrelated to us and the biotechnology industry.

In addition, low trading volume may increase the price volatility of our ADSs. Trading volume in our ordinary shares on other markets has not been historically high, and trading volume of our ADSs on the NASDAQ Global Market has also been low. Further, because each of our ADSs represents ten of our ordinary shares, trading volume in our ADSs may be lower than that for our ordinary shares. A thin trading market could cause the price of our ADSs to fluctuate significantly more than the stock market as a whole. For example, trades involving a relatively small number of our ADSs may have a greater impact on the trading price for our ADSs than would be the case if their trading volume were higher. Accordingly, holders of our ADSs may not be able to liquidate a position in our ADSs in the desired time or at the desired price.

The fact that we do not expect to pay cash dividends may lead to decreased prices for our stock.

We have never paid a cash dividend on our ordinary shares and we do not anticipate paying any cash dividend. We intend to retain future cash earnings, if any, for reinvestment in the development and expansion of our business. In addition, the cash balance requirements in our convertible note agreements limit our ability to pay dividends.

If the holders of our outstanding convertible notes, warrants and stock options convert their notes or exercise their warrants and options, your ownership may be diluted and our stock price may decline.

The issuance of our ordinary shares or ADSs upon conversion of the convertible notes and upon exercise of the share purchase warrants and stock options would result in dilution to the interests of other holders of our ADSs and ordinary shares.

As of November 30, 2006, we had outstanding convertible securities, including stock options and warrants, representing the right to acquire 21,516,205 ADSs (215,162,057 ordinary shares), or approximately 53.8% of our total outstanding shares as of November 30, 2006, including:

•
US$18.5 million (A$23.8 million) in principal amount of subordinated convertible notes that are convertible, at the option of the note holders, or under certain circumstances at our election, into 9,234,638 ADSs (92,346,385 ordinary shares);

•	warrants to purchase 9,891,804 ADSs (98,918,040 ordinary shares); and

•	stock options to purchase the equivalent of 2,389,763 ADSs (23,897,632 ordinary shares).

Through November 30, 2006, holders of our convertible notes have exercised their option to convert US$530,723 (A$726,918) in principal amount of and US$4,277 (A$5,858) in interest on the convertible notes for 267,500 ADSs (2,675,000 ordinary shares).

Under certain circumstances, the number of shares into which the convertible notes can be converted will be increased. These circumstances include:

•	in the event we issue securities at a price lower than the price at which the notes may then be converted;

•	in the event that 108% of the volume-weighted average trading price of our ADSs for the ten trading days prior to April 30, 2007 is lower than the current conversion price; and

•	in the event that we issue a share dividend or otherwise recapitalize our shares.

The warrant exercise prices may also be adjusted under certain circumstances, including, among others, in the event we issue securities in a rights offering at a lower price than the exercise price, or in the event that we issue a share dividend or otherwise recapitalize our shares.

Any such downward adjustment of the note conversion price or warrant exercise prices could result in a higher number of ADSs or ordinary shares being issued, resulting in further dilution to existing shareholders.

Future issuances and sales of our stock could dilute your ownership and cause our stock price to decline.

We intend to continue to finance our operations through the issuance of equity and convertible securities, if feasible, including by way of the public equity markets, private financings and debt. If we raise additional capital through the issuance of equity or securities convertible into equity, existing holders of our securities may experience dilution. Those securities may have rights, preferences or privileges senior to those of the holders of our ADSs and ordinary shares. Additional financing may not be available to us on favorable terms, and financing available at less favorable terms may lead to more substantial dilution of existing shareholders.

Certain of our shareholders own a significant percentage of our ordinary shares and therefore may be able to influence our business in ways that are less beneficial to you.

Our current executive officers, directors (including the officers and directors of our subsidiaries) and their affiliates beneficially own or control approximately 8.15% of our outstanding ordinary shares (based on the number of our ordinary shares outstanding on November 30, 2006 and assuming the issuance of shares upon the exercise of options vested or vesting within 60 days of November 30, 2006). As a result, if our executive officers and directors and their affiliates were all to vote in the same way, they would have the ability to exert significant influence over our board of directors and how we operate our business. The concentration of ownership may also have the effect of delaying or preventing a change in control of our company.

If we fail to comply with internal controls evaluations and attestation requirements our stock price could be adversely affected.

We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the SEC pursuant to such Act. Based on our evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934, we have concluded that, as of June 30, 2006, our disclosure controls and procedures were ineffective in that we had insufficient accounting personnel who have sufficient knowledge and experience in U.S. GAAP and the U.S. SEC accounting requirements.

As a foreign private issuer, under Section 404 of the Sarbanes-Oxley Act and the related regulations, we are required to perform an evaluation of our internal controls over financial reporting, including (1) management’s annual report on its assessment of the effectiveness of internal controls over financial reporting for the year ending June 30, 2007 and (2) our independent registered public accounting firm’s annual audit of management’s assessment beginning in the year ending June 30, 2008. If our foreign private issuer status were to change prior to June 30, 2007, the attestation requirement of our independent registered public accounting firm would be accelerated to cover the year ending June 30, 2007. We are just beginning the systems documentation and evaluation process. Combined with our initial testing of key internal controls during fiscal 2007 and the subsequent evaluation and testing by our independent registered public accounting firm commencing in fiscal 2008, we expect compliance with these requirements to be time-consuming and expensive. If we fail to complete the evaluation of our internal controls over financial reporting in time, if we identify material weaknesses in these internal controls or if our independent registered public accounting firm does not timely attest to our evaluation, we could be subject to regulatory scrutiny and decreased public confidence in our internal controls, which may adversely affect the market price of our stock.

Risks related to our recent acquisition of CDS and recent financing transactions

The following risk factors relate to our December 30, 2005 acquisition of CDS, as well as three recently completed financing transactions: (1) our US$4.3 million (A$5.7 million) private placement structured as a private investment in public equity, referred to herein as the PIPE; (2) our US$15 million (A$20.5 million) convertible note financing, referred to herein as our initial convertible note financing and (3) our US$6.5 million (A$8.5 million) convertible note financing referred to herein as the new convertible note financing.

A default under our outstanding convertible notes could seriously harm our operations.

On September 14, 2006, we repaid US$2.5 million (A$3.3 million) of our initial subordinated convertible promissory note issued in November 2005 and agreed to convert the unsecured, un-guaranteed debt represented by the note into secured, guaranteed debt. On September 26, 2006, we issued US$6.5 million (A$8.5 million) of new subordinated convertible promissory notes to other investors. Each of the notes and their respective related agreements contain numerous events of default which include:

•	failure to register securities or maintain the registration of securities for resale after applicable cure periods;

•	suspension of our ADSs or ordinary shares from trading for five consecutive trading days;

•	failure to issue shares pursuant to a conversion within the applicable cure period;

•	failure to pay interest, principal payments or other fees when due;

•	if any indebtedness exceeding, US$250,000 (A$333,000) is declared due and payable prior to its specified maturity;

•	a bankruptcy or insolvency proceeding instituted by or against us or a material subsidiary which is not dismissed within 30 days;

•	breach by us of any material covenant or term or condition of the notes or any agreements made in connection therewith; and

•	breach by us of any material representation or warranty made in the notes or in any agreements made in connection therewith.

If we default on the notes, a holder could demand that we redeem the full outstanding amount. In that event, any cash required to be paid would most likely come out of our working capital, which may not be sufficient to repay the amounts due. In addition, since we rely on our working capital for our day to day operations, such a default on the notes could materially adversely affect our business, operating results or financial condition to such extent that we are forced to restructure, file for bankruptcy, sell assets or cease operations. Further, our obligations under the initial notes are secured by the royalties on our currently marketed products and a guaranty by our U.S. subsidiary, pSivida Inc. Failure to fulfill our obligations under those notes and related agreements could lead to loss of these assets and subject pSivida Inc. to direct liability in the U.S., which would be detrimental to our financial condition and operations.

We may fail to integrate our operations successfully with the operations of CDS. As a result, pSivida and CDS may not achieve the anticipated benefits of the merger, which could adversely affect the price of ADSs.

We entered into the merger agreement and consummated the merger with the expectation that the merger would result in benefits to the combined companies, including the opportunity to combine the two companies’ technologies, products and product candidates and the opportunity for us to establish a substantial presence in the U.S. that would facilitate access to U.S. markets. However, these expected benefits may not be fully realized. Failure of the combined company to meet the challenges involved with successfully integrating the personnel, products, technology and research and development operations of the two companies following the merger or to realize any of the other anticipated benefits of the merger, could have a material adverse effect on our business. Any such adverse effect could impair our financial condition and results of operations, or impair those of our subsidiaries, including pSivida Inc. These integration efforts may be difficult and time consuming, especially considering the highly technical and complex nature of each company’s products. The challenges involved in this integration include the following:

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

We may not successfully integrate our operations and technology with those of CDS in a timely manner, or at all. We may not realize the anticipated benefits of the merger to the extent, or in the timeframe anticipated which could significantly harm our business.

Our operating results could be adversely affected as a result of purchase accounting treatment, and the corresponding impact of amortization or impairment of other intangibles relating to the merger, if the results of the combined company do not offset these additional expenses.

Under A-IFRS (effective from July 1, 2005), we accounted for the merger with CDS using the purchase method of accounting. Under purchase accounting, we recorded the market value of our ADSs, cash, and other consideration issued in connection with the merger and the amount of direct transaction costs as the cost of acquiring the business of CDS. We allocated that cost to the individual assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective estimated fair values. The amount we allocated to goodwill was A$30.4 million, the amount we allocated to patents was A$88.5 million and the amount we allocated to in-process research and development, or IPR&D, was A$34.3 million, giving rise to a deferred tax liability of approximately A$32.5 million net of deferred tax assets. Goodwill is not subject to amortization, but is subject to at least an annual impairment analysis, which may result in an impairment charge if the carrying value of the cash-generating unit to which goodwill has been allocated exceeds its fair value. The amount allocated to patents is being amortized over a 12-year period following completion of the merger, or approximately A$7.4 million per fiscal year. Acquired IPR&D is subject to annual impairment analysis, which may result in a write-down of its carrying value. At such times, if any, that the project included in acquired IPR&D is successfully developed and available for commercial use, it will become subject to amortization over its then estimated useful life. As a result, purchase accounting treatment of the merger will increase our net loss or decrease our net income in the foreseeable future, which could have a material and adverse effect on the future market value of our ADSs.

If CDS’ former stockholders sell substantial amounts of ADSs, the market price of ADSs may decline.

The resale by former CDS stockholders of our ADSs after the merger could cause the market price of our ADSs to decline. In connection with the merger, we have issued 16,104,779 ADSs. While those ADSs were not initially freely tradable, we have registered their resale for stockholders entering into the registration rights agreement. Those ADSs became freely tradable under U.S. securities laws as of October 31, 2006.

We may have liability under the U.S. securities laws related to the recent changes to our outstanding convertible note.

On September 14, 2006, we revised certain terms of the initial subordinated convertible promissory note that we issued on November 16, 2005. In connection with the amendments, we repaid US$2.5 million (A$3.3 million) of the outstanding principal of the existing note and granted the holder an additional warrant to purchase 5.7 million ADSs and a security interest in our current royalties. Because we had earlier filed a registration statement related to the ordinary shares represented by ADSs underlying the initial note and the warrant issued with it, the revisions to the note and the issuance of the additional warrant, and our subsequent filing of an amendment to our registration statement to include the shares issuable pursuant thereto, may have resulted in a violation of the federal securities laws.

If the investor were to bring an action in court successfully making such an argument, we could be required to rescind the modified note and warrants for a period of one year following the date of the violation. In addition, if it is determined that we offered securities without properly registering them under federal or state law, or securing an exemption from registration, regulators could impose monetary fines or other sanctions as provided under these laws.

ITEM 4. INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF PSIVIDA

pSivida Limited is an Australian company existing pursuant to the Australian Corporations Act 2001 with shares listed on the Australian Stock Exchange, the NASDAQ Global Market, the Frankfurt Stock Exchange and London’s OFEX International Market Service. Our corporate headquarters are located at Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000, Australia, and our phone number is (+61 8) 9226 5099. We also operate subsidiaries in the United Kingdom, Singapore, Australia and the United States.

The legal entity that became pSivida was incorporated as the Sumich Group Ltd in April 1987. The Sumich Group operated a business that was placed into administration or receivership in 1998. pSivida was subsequently formed on December 1, 2000 upon entering into a court-approved arrangement with Sumich Group’s creditors which fully extinguished all prior liabilities as of that time. We then appointed new directors and officers and re-listed on the Australian Stock Exchange under our new name. pSivida was then recapitalized through a placement to investors of 9.3 million ordinary shares at A$0.30 per share, raising A$2.79 million.

Our principal capital expenditures and acquisition transactions in the past three fiscal years through the present are described below. We have made no substantial divestitures during these periods.

•
In October 2003, we subscribed for additional convertible preference share capital in pSiMedica Ltd., increasing our direct ownership interest in pSiMedica by 3.4% to 46.25% with indirect effective control over 53.05%. The consideration paid by us in relation to this additional investment amounted to £2 million (A$4.8 million). This investment was required to fund continued research and development by pSiMedica.

•
In May 2004, the minority shareholders in pSiOncology, Singapore General Hospital Technology Ventures Pte Ltd and Biotech Research Ventures Pte Ltd, exchanged their pSiOncology shares for newly issued shares in pSiMedica. Since that time, pSiMedica has been the holder of 100% of the issued share capital of pSiOncology.

•
In August 2004, we acquired the remaining shares in pSiMedica Ltd. that we did not already own. The consideration paid was A$4,323,622 together with a total of 49,804,381 ordinary shares of pSivida issued at a value of A$1.09 per share. In addition, 638,537 pSivida options with an estimated fair value of A$292,828 were issued to employees of pSiMedica in exchange for their rights being waived in relation to options previously issued by pSiMedica. This amounted to total consideration equal to A$59.2 million. As a result of this transaction QinetiQ Group plc, one of Europe’s largest science and technology companies and the principal shareholder (besides pSivida) of pSiMedica, became our largest shareholder holding 17.5% of our issued capital at that time.

•
In August 2004, we incorporated AION Diagnostics Limited in Australia to develop and commercialize diagnostic applications of BioSilicon. We intend to license diagnostic and sensor applications of the BioSilicon platform technology developed by AION Diagnostics. We capitalized AION Diagnostics with A$1.2 million. In addition, zero exercise price options have been created over 20% of the issued capital to be awarded to directors, staff and consultants of AION Diagnostics, subject to the achievement of milestones.

•
In October 2005, we capitalized A$2.4 million as a completed cleanroom facility for the supply of our cancer therapy product, BrachySil, at QSA’s Auriga Medical facility in Braunschweig, Germany. The facility is designed to complete the final stage in the manufacture of BrachySil and to allow us to supply future clinical and commercial needs.

•
In October 2005, we entered into a merger agreement with CDS, a Boston-based company engaged in the design and development of drug delivery products. The merger agreement provided that a newly-formed subsidiary of pSivida would merge into CDS, with CDS surviving the merger as a wholly-owned subsidiary of pSivida with the name of pSivida Inc. The merger was completed on December 30, 2005. In exchange for their CDS shares, the former stockholders of CDS received 15,983,661 of our ADSs. Based on a price of A$0.71 per share, the price prevailing upon the closing of the merger, the transaction represented a purchase price of approximately A$116.9 million (US$86.7 million). As of the December 30, 2005 acquisition date, the ADSs received by the former CDS stockholders represented approximately 41.3% of the capital stock of the combined company. The former CDS stockholders were subject to lock-up periods of no less than six months.

B.	BUSINESS OVERVIEW

Our Business

pSivida is a global, bio-nanotech company focusing on the development of products utilizing our proprietary technologies for targeted and controlled drug delivery. We are developing three key technologies as follows:

•	Durasert
•	BioSilicon
•	CODRUG

The generation of value from these drug delivery technologies is being achieved through two core product development routes:

•
Development of our own products utilizing our proprietary technologies to produce new and improved versions of previously approved (generic) drug molecules and therapeutic agents, i.e., reformulated generics. These products will be licensed out to development and marketing partners at an appropriate stage to maximize their value to us.

•
Establishment of drug delivery partnerships with pharmaceutical and biotechnology companies to develop novel and improved formulations of their proprietary drug molecules and therapeutics. The objective of these partnerships is to generate value by licensing our drug delivery technologies for third parties’ specific drug molecules and applications.

The following are the key features, attributes and status of our three key technologies and associated product developments. Subsequent sections provide a more detailed analysis of our related activities.

•	Durasert

This technology uses a drug core with one or more surrounding polymer layers. The drug permeates through the polymers into the body at a controlled and pre-determined rate for periods of up to three years in our approved products. We believe that this technology may allow delivery periods of up to 10 years.

Two products based on this technology have been developed and approved by the FDA: Vitrasert, for AIDS-associated cytomegalovirus infections of the eye, and Retisert, for uveitis. These two products are licensed to and marketed by Bausch & Lomb. A third product utilizing the technology, Medidur, is partnered with Alimera Sciences and is in Phase III clinical trials for the treatment of DME. The technology is also being evaluated by a number of pharmaceutical companies for the delivery of their proprietary therapeutics for both ophthalmic and non-ophthalmic disease indications.

•	BioSilicon

This technology uses nanostructured elemental silicon. This novel-porous biomaterial has been shown to be both biodegradable and biocompatible. For the delivery of therapeutics it has been shown to enhance dissolution and bioavailability of poorly soluble molecules and to provide controlled release. BrachySil, our lead BioSilicon application, is a targeted oncology product, which is presently in Phase II clinical trials for the treatment of both primary liver cancer and pancreatic cancer. The product is licensed to the Beijing Med-Pharm Corporation for China, Hong Kong and Macau. BioSilicon is also being evaluated for the delivery of proprietary molecules in partnership with pharmaceutical and biotechnology companies, for oral and sub-cutaneous dosage forms. It also has potential applications in diagnostics, nutraceuticals and food packaging.

•	CODRUG

Our third drug delivery technology, CODRUG, allows for the simultaneous release of two or more drugs at a controlled rate from the same product. It involves chemically linking two or more drugs together in such a manner that once administered in the body they separate into the original active drug. A library of CODRUG compounds has been synthesized and Phase I clinical trials have been undertaken in post-surgical pain and two dermatological indications.

Our Commercial Strategy

Our commercialization strategy is to concentrate on internal product development, the licensing of the Durasert, BioSilicon and CODRUG technology platforms, and the generation and potential sale of non-core intellectual property.

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

Ophthalmic Drug Delivery

Treatment for diseases in the back of the eye is a significant issue in ophthalmology. Due to the efficiency of the blood/eye barrier, it is difficult for systemically administered drugs to reach the eye in sufficient quantities to have a beneficial effect. There is a need for delivering drugs inside the eye in a manner that is safe, effective, and practical for long-term use. While there are currently many approaches to delivering medications to the eye, most do not achieve sufficient concentrations within the eye for the appropriate period of time.

Injecting solutions of drugs directly into the back of the eye can achieve effective but often transient drug levels in the eye, requiring repeated injections. Examples include Macugen® (pegaptanib sodium) and Lucentis® (ranibizumab, formerly RhuFab V2), both of which must be injected into the eye approximately every month. Apart from inconvenience and cost, repeated intravitreal injections carry many risks including cataract formation, perforated schlera, vitreous hemorrhage and serious intraocular infection. We believe that there is presently a great deal of commercial interest in developing improved ocular drug delivery systems.

Technologies and Products

The Durasert Technology System

Our proprietary Durasert system delivers specific quantities of drugs directly to a target site in the body at controlled rates for predetermined periods of time ranging from days to years. Durasert is designed to address drawbacks of systemic drug delivery for our target diseases adverse side effects characteristic of high dosing levels and reduced treatment benefits due to variations in drug levels at the target site.

Durasert is designed to offer three principal advantages:

•
Localized Delivery. The Durasert system permits implantation, injection or other application directly at the target site. This administration allows the natural barriers of the body to isolate and maintain appropriate concentrations of the drug at the target site in an effort to achieve the maximum therapeutic effect of a drug while minimizing unwanted systemic effects.

•
Controlled Release Rate. The Durasert system releases drugs at a constant or controlled rate. We believe that this feature allows our products and product candidates to maintain optimal drug concentrations at a target site and eliminate variability in dosing over time.

•
Extended Delivery. The Durasert system delivers drugs for predetermined periods of time ranging from days to years. We believe that uninterrupted, sustained delivery offers the opportunity to develop products that reduce the need for repeat applications, eliminate the risk of patient noncompliance and provide more effective treatment.

The Durasert system uses a drug core with one or more surrounding polymer layers. The drug permeates through the polymers into the body at a controlled rate for a predetermined period of time ranging from days to years. By changing the design of the Durasert system, we can control both the rate and duration of release to meet different therapeutic needs. We believe that the Durasert system can be used to deliver a wide variety of different drugs. We currently have two commercial products utilizing the Durasert system approved by the FDA for treatment of two sight-threatening eye diseases. These two products, Vitrasert and Retisert, are the only local sustained-release products approved by the FDA for the back of the eye. Marketed by Bausch & Lomb and sold since 1996, Vitrasert is one of the most effective treatments for CMV retinitis, a disease that afflicts late-stage AIDS patients. Retisert was approved by the FDA in April 2005 and is marketed by Bausch & Lomb. Retisert treats chronic noninfectious uveitis affecting the posterior segment of the eye, or posterior uveitis, a leading cause of vision loss. Retisert is the only FDA approved drug for this condition. Medidur, an injectable version of Durasert, is designed to treat diabetic macular edema, or DME, and is currently in Phase III clinical trials conducted by Alimera Sciences Inc. We also have two Durasert system candidates in pre-clinical studies for other back of the eye diseases.

We are currently using Durasert technology for most of our ophthalmic products and product candidates. Vitrasert, Retisert and Medidur represent the evolution of the Durasert technology. Vitrasert is a device surgically implanted through a 5-6 mm incision that releases drug from its core for approximately 8 months. Retisert is a device implanted through a 3-4 mm incision that releases drug from its core for 30 months. Medidur is a device injected through a needle to the back of the eye in an in-office procedure designed to release drug from its core for up to 36 months. We also have a bioerodible Durasert system that is in pre-clinical testing.

Products and Product Candidates

Our ophthalmic portfolio is as follows:
Disease	Product	Stage of Development
CMV retinitis	Vitrasert	FDA approved and commercialized
Posterior uveitis	Retisert	FDA approved and commercialized
Diabetic macular edema	Medidur	Phase III clinical trials
Elevated intraocular pressure (steroid induced)	Mifepristone	Phase II clinical trials
Dry age-related macular degeneration	–	Preclinical
Retinitis Pigmentosa	–	Preclinical

Vitrasert and Retisert, are the only two sustained-release products approved by the FDA for back of the eye diseases. The Vitrasert implant is approved for the treatment of CMV retinitis and the Retisert implant is approved for the treatment of posterior uveitis, both sight-threatening diseases. Our leading injectable Durasert product Medidur is in Phase III clinical trials for DME. We are also investigating the use of this injectable technology in other eye conditions including wet and dry age-related macular degeneration and retinitis pigmentosa, or RP.

Sight-Threatening Eye Diseases

CMV Retinitis. Our Vitrasert implant treats CMV retinitis, a blinding eye disease that frequently occurs in individuals with advanced AIDS. Vitrasert provides sustained treatment of the disease through the intravitreal delivery of the anti-viral drug ganciclovir for six to eight months. Vitrasert has been marketed and sold since 1996, first by Chiron Corporation and subsequently by Bausch & Lomb. Although CMV retinitis was common in the early 1990s, improvements in the treatment of AIDS/HIV have since significantly decreased the incidence of the disease in more developed countries. Vitrasert is currently being sold by Bausch & Lomb and has been used in over 12,000 eyes since its approval in 1996. Studies show that Vitrasert is one of the most effective approved treatments for CMV retinitis.

Posterior Uveitis. Our Retisert implant for treatment of posterior uveitis was approved by the FDA in April 2005. It is the first drug approved by the FDA to treat this disease. Posterior uveitis is an autoimmune condition characterized by inflammation of the inside of the eye that can cause sudden or gradual vision loss. Retisert was approved as an orphan drug and has seven-year exclusive marketing rights that the FDA provides for orphan drugs first approved for a particular indication. Retisert is marketed and sold by Bausch & Lomb.

Like Vitrasert, Retisert is implanted into the back of the eye in a simple, outpatient procedure. It delivers sustained levels of the anti-inflammatory corticosteroid, fluocinolone acetonide or FA, for 30 months. Although no other drugs are approved for posterior uveitis, off-label treatments include steroidal eye drops, ocular injections of steroids, orally administered steroids, immunosuppressants, and chemotherapy. These treatments, if successful, generally only slow the progression of the disease and can have serious side effects such as severe osteoporosis, muscle wastage, psychosis, cancer and stunted growth. Bausch & Lomb estimates that posterior uveitis affects 175,000 people in the United States and 800,000 people worldwide. It is estimated that approximately 30,000 people in the U.S. are blind from uveitis. Clinical trials showed Retisert to be effective in treating uveitis with many patients actually gaining vision. The most common adverse events — which are anticipated given the nature of the disease and the type of drug used — include (1) cataract progression, which is managed by standard cataract surgery, (2) increased intraocular pressure, which is managed with the use of intraocular pressure, or IOP, lowering eye drops or filtering surgery, and (3) procedural complications and eye pain.

Diabetic Macular Edema. Our injectable Medidur product is currently in Phase III trials for treatment of diabetic macular edema, or DME, a disease causing swelling in the macula, the most sensitive part of the retina, and a major cause of vision loss in diabetics and a leading cause of vision loss for Americans under 65. We are not aware of any approved drug treatment for this disease. DME is currently treated by laser therapy (which burns the retina either in specific sites or in a grid) and vitrectomy (eye surgery that involves the removal of the vitreous gel from the cavity of the eye). Both have serious limitations, which include repeat treatments or invasive surgical procedures. In general, both treatments only temporarily reverse vision loss and slow the progression of the disease.

Medidur is an implant small enough to be injected through a needle to the back of the eye and is expected to release drug for up to three years. Alimera Sciences is currently conducting two Phase III clinical trials for Medidur to treat DME which will follow 900 patients in the U.S. and Europe for 36 months. We have agreed to license Alimera Sciences to market and sell Medidur for DME pending its approval.

Elevated Intraocular Pressure. Our Mifepristone eye drops product is presently in a 45 patient Phase II clinical trial conducted under an investigator-sponsored investigational new drug, or IND, in the U.S. The product is designed to prevent or reduce the development of elevated intraocular pressure resulting from steroid use. Intraocular steroids are gaining rapid acceptance in the ophthalmic community as a means to treat eye diseases such as DME, retinal vein occlusion, retinal artery occlusion, presumed ocular histoplamosis, Irvine Gass syndrome and uveitis. Elevated intraocular pressure is a common side effect. Together these diseases account for more than half of all blindness in the western world.

Dry Age-Related Macular Degeneration. We are in pre-clinical development of a Medidur product to treat dry age-related macular degeneration, or AMD. AMD is a leading cause of visual impairment in Americans over the age of 60 and affects over 10 million people in the United States. With dry AMD, the cells in the central retina die slowly resulting in gradual central vision loss. There are currently no approved treatments for dry AMD, though some studies show that treatment with high doses of antioxidants and zinc may help delay its development in individuals with less severe forms of dry AMD.

Retinitis Pigmentosa. We are in pre-clinical development of a Medidur product to treat retinitis pigmentosa, or RP. RP comprises a group of inherited eye diseases that affect the retina, causing the degeneration of photoreceptor cells and resulting in progressive vision loss. Approximately 100,000 adults in the U.S. have RP. RP is currently treated by antioxidants such as vitamin A palmitate, which have been shown to slightly slow the progression of the disease.

The BioSilicon Technology System

BioSilicon is composed of elemental silicon, which is processed to create a “honeycomb” structure of pores. These pores can be formed into a diverse array of shapes and sizes and can be filled with various drugs, including small chemical entities, peptides and proteins. We believe that BioSilicon’s features include:

•
Biocompatibility. BioSilicon is biocompatible, meaning that it is not injurious and does not cause immunological rejection within the body. We have assessed the biocompatibility of BioSilicon in a series of pre-clinical studies, as well as in our ongoing clinical work. BioSilicon degrades in the body into silicic acid, the non-toxic, dietary form of silicon which is found in some common foods.

•
Biodegradability. We believe that BioSilicon can be made biodegradable in vivo and in vitro (in animals and humans and in solution). The rate of biodegradation depends on the degree of nanostructure that is imparted on the material. As a result, we believe that BioSilicon can be made to dissolve in suitable environments in days, weeks or months, depending upon the particle size and nature of the BioSilicon implanted. This has been demonstrated in various models, including in vitro buffer and simulated body fluid systems and in pre-clinical in vivo models.

The focus of our internal BioSilicon product development is therapeutic delivery, with an initial emphasis on targeted oncology products. Other potential BioSilicon drug delivery products include reformulation of generic drugs or formulation of new chemical entities to enhance bioavailability and/or provide controlled release. We have established detailed commercialization plans for BrachySil, our lead BioSilicon product, bearing in mind market sizes, benefits offered to patients and alternative competitive therapies. The first step in our commercialization strategy for BrachySil was a validation of human safety and efficacy through human clinical trials in primary liver cancer (hepatocellular carcinoma, or HCC). Results of our first trial were reported in mid-2005. Our Phase IIb dose optimization stage clinical trials are now underway. We expect that these trials will be followed directly by pivotal efficacy and safety trials. We also intend to continue dialogue with the FDA, the EU regulatory authorities and government regulators in various other jurisdictions in order to facilitate regulatory approval of the product. In addition to the primary liver cancer program, we have recently begun a Phase IIa safety trial in pancreatic cancer. We may develop BrachySil for a number of other solid tumor indications in the future, such as liver metastases, breast, brain and lung cancer.

We are also strongly focused on the application of BioSilicon technology for the formulation of poorly water soluble drugs as well as the development of controlled, slow release drug delivery products. We intend to achieve this primarily through licensing the use of BioSilicon to pharmaceutical and biotechnology companies for delivery of their patented drugs.

The following properties make BioSilicon a potentially effective drug delivery platform:

•	high level drug loading (up to 95%) and up to 50% weight/weight;

•	ability to improve the dissolution and bioavailability of poorly water soluble drugs and the ability to control drug release;

•	ability to accommodate different drug sizes;

•	ability to serve as a conductor of electrical charge which can be altered to regulate drug delivery rate (in potential future advanced drug delivery systems); and

•	potential incorporation of diagnostics and delivery intelligence (in potential future advanced drug delivery systems).

BioSilicon functions as a “honeycomb” structure to retain drugs within the ‘cells’ inside of the nanometer scale structure. BioSilicon’s biodegradability can be finely tuned without changing the chemical nature of the material itself. Thus, unlike polymer-based systems, BioSilicon’s composition is identical for all potential products whether they are implants for drug delivery or biodegradable orthopedic devices. The only characteristic that is varied is the level of engineering and shape of the silicon matrix.

Product Candidate: BrachySil

Brachytherapy is a relatively new form of treatment for cancer involving the localized delivery of radioactive agents directly into a tumor. With improved tumor location and mapping, this approach to cancer therapy has grown substantially in recent years allowing the clinician to specifically expose tumor tissue to radioisotopes in a targeted manner.

The market is currently dominated by the use of radioactive ‘seeds’ for the treatment of hormone non-responsive prostate cancer. Current mainline brachytherapy implants are relatively large, causing trauma and hemorrhaging in tumors. Such seeds also carry comparatively long-range radio emitters that cause normal tissue damage and other quality of life problems to the patient.

Other products in this area such as Yttrium 90 (Y90) ceramic spheres are not generally administered directly into tumors but into the vasculature feeding tumor-bearing organs such as the liver. The latter approach causes a significant degree of damage to healthy tissues. These current therapeutic regimens may have limited value for inoperable primary liver cancer. This disease is currently one of the world’s major causes of cancer-based mortality.

We are utilizing our BioSilicon technology to develop BrachySil, a novel targeted ablative oncology product for the treatment of inoperable primary liver cancer.

BrachySil consists of an injectable BioSilicon structure that carries 32-phosphorus, or 32-P, a beta-emitting radioactive isotope which has been shown to shrink tumors. However, as this radiation is harmful to healthy tissue, the 32-P and its radiation must be confined to the area of the tumor and not allowed to travel within the body. Existing 32-P-based products do not fully immobilize 32-P, allowing the isotope to dissolve, disperse throughout the body and harm healthy tissue in other parts of the body. We have engineered BrachySil to minimize 32-P leakage from the BioSilicon particle. Therefore, the 32-P is in effect “locked” into BrachySil by producing an amalgam of phosphorus and silicon. BrachySil is administered, without surgery, via a localized injection into the abdomen using a fine gauge needle under a local anesthetic. This allows the clinician to administer a single dose of BrachySil directly into the tumor site. BrachySil offers interventional radiologists a short-range longer life isotope that can be delivered through a fine bore needle making it a more user-friendly and precise product for both patient and physician.

In summary, for this form of treatment, we believe BrachySil has many significant advantages:

•	Short range. 32-P isotope has a short active range resulting in less damage to healthy tissue;

•	Range of tumors. Fine gauge needle delivery allows potential application to a range of solid tumors;

•	Direct delivery. Injection via fine gauge needle minimizes side effects and tissue trauma;

•	Distribution. 32-P half-life of 14 days allows more convenient distribution to hospitals and application in the patient;

•	Immobilization. 32-P particles are localized in the tumor, significantly reducing risk of leakage or systemic side effects.

Indications

Our BioSilicon technology is currently at the following stages of development for the listed diseases:

Disease	Product	Stage of Development
Primary liver cancer	BrachySil	Phase IIb
Pancreatic cancer	BrachySil	Phase IIa

Primary liver cancer. A Phase IIa clinical trial to assess BrachySil in inoperable primary liver cancer at the Singapore General Hospital was completed in July 2005. In this trial, BrachySil was found to be both safe and well tolerated. It was also found to significantly reduce the size of some tumors treated even with a low dose of the product.

A Phase IIb clinical trial in inoperable primary liver cancer patients has recently commenced. This is a multi-center dose profiling study designed to determine the optimal dose of BrachySil in treating this disease. Patients will be evaluated up to 12 months after treatment, and the endpoints are based on evaluations of patient safety and target tumor responses, as well as overall survival. This dose profiling phase of the development program will include a clinical evaluation of our proprietary SIMPL implantation system. SIMPL is a fine-gauge needle, multi-injection device, through which BrachySil is injected as a liquid suspension directly into tumors under local anesthetic. The device has been designed to distribute the implanted dose from a single entry point and to enable physicians to treat larger tumors.

Assuming that the Phase IIb trial is successful and an optimal dose is established, we intend to undertake larger multi-center clinical trials involving approximately 50 patients in both Asia and Europe to produce data sufficient to register BrachySil for use as an approved treatment for primary liver cancer.

Pancreatic cancer. In parallel to our work in primary liver cancer, we have been developing BrachySil for the treatment of pancreatic cancer and a Phase IIa clinical trial has recently begun. We believe BrachySil has the potential to be used to treat other solid tumors and we intend to investigate other tumor indications, such as liver metastases in due course.

During 2006, we began a dialogue with the FDA in order to clarify and facilitate the clinical development activities for BrachySil in the U.S. We are pursuing a similar strategy with respect to EU regulatory authorities to qualify for device registration in Europe under the auspices of a CE mark application. Generally speaking, obtaining regulatory approval to market a medical device is less expensive and time consuming than the process required for a new drug.

Other BioSilicon Applications

Diagnostics. Through our wholly-owned subsidiary AION Diagnostics, we seek to develop diagnostic applications using the key properties of BioSilicon. AION Diagnostics will attempt to develop products through strategic collaborations with universities, research institutions and industry partners. Preliminary research is currently being conducted.

Orthopedics. We believe that BioSilicon also has potential to be used as a biodegradable scaffold for orthopedic tissue engineering. A porous silicon structure could be deliberately sculpted to provide bone-building cells with a scaffold that the cells can penetrate and to which cells can anchor. As the bone tissue deposits itself onto the scaffold, the silicon would slowly dissolve away, eventually leaving just the new bone. Silicon’s ability to carry an electrical current charge bias may also give BioSilicon an advantage in the treatment of bone conditions, promote bone growth and may have other orthopedic applications. Data gathered to date in preclinical studies indicate that cells will grow and divide in BioSilicon substrates and that BioSilicon can be osteoinductive, promoting bone growth and deposition.

Tissue Regeneration/Wound Healing. We believe that BioSilicon also has potential uses in tissue regeneration as a biodegradable scaffold or framework. For example, a BioSilicon scaffold containing growth factors could be used to assist with tissue regeneration. We also believe that BioSilicon could be used in the area of wound management products, including the development of potentially novel biodegradable sutures. Our research initiatives involving the use of BioSilicon in the area of tissue regeneration are at a preliminary stage.

Food Technology. We are developing applications of our silicon technology in the food industry. We plan to license the use of BioSilicon as an ingestible ingredient in food applications and to develop patentable intellectual property using silicon in the food packaging area. Our research in the area of food technology is at a preliminary stage.

The CODRUG Technology System

Our proprietary CODRUG system allows for the simultaneous release of two or more drugs from the same product at the same controlled rate over a predetermined period of time. Using this technology, we chemically link together two or more identical or different drugs. Codrugs can be administered by virtually any delivery method. Regardless of delivery method, codrugs dissolve into the body at a predetermined rate and then separate into the original active drug(s) when the chemical bond breaks apart. We believe that many drugs can be chemically linked with our CODRUG technology and have synthesized a library of approximately several hundred codrug compounds.

We have performed Phase I clinical trials involving codrugs for the treatment of post-surgical pain and two skin diseases, psoriasis and actinic keratosis.

Strategic Collaborations

We have entered into a number of collaboration/license agreements to develop and commercialize our product candidates and technologies. In all of these agreements, we retain our right to use and develop the underlying technologies.

Chiron Vision Corporation

Our first collaboration was with Chiron Vision Corporation, a subsidiary of Chiron Corporation. Under a 1992 licensing and development agreement with CDS, Chiron Vision financed the development of Vitrasert, and we granted Chiron Vision a worldwide, exclusive license to make and sell products based on the Durasert technology used in Vitrasert for the treatment of conditions of the eye. Chiron Vision commenced commercial sales of Vitrasert following FDA approval in 1996. Bausch & Lomb acquired Chiron Vision in 1997, assumed our agreement and currently markets and sells Vitrasert. Bausch & Lomb pays royalties on net sales of Vitrasert.

Bausch & Lomb Incorporated

In 1999, CDS entered into a licensing and development agreement with Bausch & Lomb for additional products for the treatment of eye diseases. CDS granted Bausch & Lomb a worldwide, exclusive license for the life of the relevant patents to use its technologies for the treatment, prevention or diagnosis of any disease, disorder or condition of the eye in humans or in animals.

In December 2003, the two companies entered into an amended and restated license agreement that significantly revised the 1992 and 1999 agreements. Under this new agreement, CDS granted Bausch & Lomb a worldwide, exclusive license to certain of its technologies to make and sell Vitrasert and its first generation products, as defined in the agreement, including the Retisert device, for the treatment, prevention and diagnosis of any disease, disorder or condition of the human eye. Bausch & Lomb agreed to pay CDS royalties based on net sales for any products that meet the definition of first generation products.

In June 2005, pursuant to an amendment to this amended and restated license agreement, CDS received US$3.0 million (A$3.9 million) from Bausch & Lomb as an advance payment in lieu of US$6.25 million (A$8.5 million) of Retisert royalties that otherwise would be payable under the license agreement. Bausch & Lomb is entitled to retain 50% of the first US$3.0 million (A$4.1 million) of royalties otherwise payable, or US$1.5 million (A$2.1 million), and 100% of the next US$4.75 million (A$6.5 million) of royalties otherwise payable. Thereafter, we are entitled to receive 100% of the royalties payable under the license agreement. The following table summarizes the applicable royalty amounts for the period from inception (July 1, 2005) through September 30, 2006 and the future effect of this agreement prospectively from that date:

	Royalties Otherwise Payable Under the License Agreement	Net Royalty Amount Payable Under the Amended License Agreement
	(In thousands of U.S. dollars)
For the six months ended December 31, 2005 (1)	555	278
For the six months ended June 30, 2006	589	294	(2)
For the three months ended September 30, 2006	495	248

From inception through September 30, 2006	1,639	820

For the period from October 1, 2006 until such time as cumulative royalties otherwise payable under the license agreement total US$3.0 million	1,361	680

Subtotal	3,000	1,500

Thereafter for the next US$4.75 million of royalties otherwise payable under the license agreement	4,750	-

Total	7,750	1,500

(1) Represents the period prior to our acquisition of CDS which closed on December 30, 2005.

(2) Represents the Retisert royalties (A$396,000) included as revenue in our audited consolidated financial statements for the fiscal year ended June 30, 2006.

CDS also granted Bausch & Lomb a non-exclusive license to these technologies to make and sell certain other products for the delivery of specified active ingredients, using specified delivery systems, methods of delivery and anchoring methods, to be used in specified locations for specified indications. If Bausch & Lomb has not commenced an Investigational New Drug application, or IND, a process by which the FDA approves investigational drugs for administration to humans, for any of those products by December 9, 2005, we may terminate the non-exclusive license for those products (unless this failure is cured within 90 days of receipt of notice). We are not aware as to whether Bausch & Lomb has commenced an IND for any of those products and we have not given any termination notices. If Bausch & Lomb does market any of those products, it will pay us royalties based on net sales of those products.

Bausch & Lomb is responsible for funding and managing the development and commercialization of all products under the agreement. Bausch & Lomb also agreed to pay us specified amounts if it achieves certain milestones related to certain licensed products.

We agreed not to develop, commercialize or license to a third party the rights to develop or commercialize any product to treat posterior uveitis so long as (1) Bausch & Lomb is actively pursuing the commercialization of a product to treat uveitis for which Bausch & Lomb would be required to pay us a specified level of royalty, and (2) Bausch & Lomb is not selling any other uveitis product for which it would not be required to pay us a specified level of royalty. We also may not develop, commercialize or license any product that meets the definition of first generation product as long as Bausch & Lomb has an exclusive license to such products using our technologies.

Bausch & Lomb may terminate our agreement in its entirety or with respect to Vitrasert or any non-exclusively licensed product at any time on 90 days’ written notice. In the event Bausch & Lomb terminates the agreement in its entirety, Bausch & Lomb’s license to our technologies will terminate. In the event Bausch & Lomb terminates the agreement with respect to Vitrasert or a non-exclusively licensed product, Bausch & Lomb will lose the right to rely upon our intellectual property to make and sell the relevant product.

Alimera Sciences Inc.

In February 2005, CDS granted Alimera Sciences a world-wide exclusive right to use certain of its technologies to make and sell, for the treatment and prevention of eye diseases (except uveitis) in humans, products that have a drug core within a polymer layer and are approved or designed to be approved to deliver only specified compounds by a direct delivery method to the posterior portion of the eye. In addition, CDS granted Alimera Sciences a world-wide exclusive right to use certain technologies to treat DME by delivering a compound or formulation by a direct delivery method other than through specified incisions, and which are not exclusively licensed to Bausch & Lomb.

A joint development team of both parties is responsible for monitoring the execution of activities under the development plan for licensed products. Both parties pay co-development costs that are incurred and included in the development budget. The agreement provided for Alimera Sciences to pay a licensing fee and milestone payment both of which were paid to CDS. Alimera Sciences has sole responsibility for making commercially reasonable efforts to commercialize products licensed under the agreement and for paying all costs and expenses incurred in connection with such commercialization. After a product becomes profitable in a country, we share the net profits for that product in that country with Alimera Sciences, after recovery by Alimera Sciences’ of its pre-profitability net losses for that product. If either party fails to pay the other party its share of development costs, the unpaid amount plus a delay charge is recouped from net profits. Further, in the event that we fail to make development payments exceeding US$2.0 million (A$2.7 million) for a product, Alimera Sciences may complete the development using other funds and substantially reduce our economic interest in any sales of the developed product from a share of profits to a sales-based royalty. As of November 30, 2006, we have chosen not to make development payments to Alimera Sciences in an aggregate amount of approximately US$1.9 million (A$2.6 million).

Improvements and other inventions developed during the license term in whole or in part by Alimera Sciences that are covered by or derived from the practice of our licensed technologies are jointly owned by us and Alimera Sciences, except for improvements specifically related to active ingredients provided by Alimera Sciences, which are owned by Alimera Sciences. Each party is free to use and sublicense such improvements, except that Alimera Sciences shall not have the right to use such improvements in connection with ophthalmic drug delivery devices (or related methods or processes) that include a drug core.

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

On November 10, 2006, we signed a non-binding memorandum of understanding with Nordic Biotech Advisors, or Nordic, under which, upon closing, Nordic will invest US$4.0 million (A$5.2 million) in newly issued shares of our preferred stock and invest US$22.0 million (A$28.5 million), over time, to fund our expected share of the costs, and to receive our profit share payments, under the collaborative development and product license agreement with Alimera Sciences for the development of our Medidur for DME product.

Under the memorandum of understanding, our preferred stock issued in the transaction will be convertible into our ADSs at a conversion price of US$2.00 per ADS, will contain anti-dilution adjustment provisions, and will be subject to mandatory conversion under specified circumstances. We will also issue to Nordic warrants to purchase 1.0 million ADSs exercisable for five years with an exercise price of US$2.00 per ADS.

Also, under the memorandum of understanding, Nordic will invest US$3.5 million (A$4.5 million) in the Medidur project at closing (of which US$1.0 million (A$1.3 million) will be useable by us for general corporate purposes) and the remaining US$18.5 million (A$24.0 million) in regular installments. These investments will fund the expected amount of our share of development costs under the Alimera Sciences license agreement. If our share of the development cost exceeds the budgeted amount of US$22.0 million (A$28.5 million), any such excess will be our financial responsibility.

Nordic and pSivida will share all revenue received as a result of the Medidur project as follows:

(1) until receipt by Nordic of amounts equal to four times its investment, 75% to Nordic and 25% to us; and thereafter

(2) until receipt by Nordic of amounts equal to eight times its investment, 50% to Nordic and 50% to us; and thereafter

(3) 20% to Nordic and 80% to us.

Subject to our shareholders’ approval, Nordic would have the right to convert its US$22.0 million (A$28.5 million) investment into our ADSs at US$2.00 per ADS. In the event that Nordic were to convert some portion of its investment into ADSs, a proportionate amount of Nordic’s revenue share would revert to us.

We have also agreed to file a resale registration statement to register the sale by Nordic of ADSs into which its preferred stock, warrants and investment could be converted.

Subject to mutual agreement and applicable law, we would also appoint a representative of Nordic to our board of directors.

Beijing Med-Pharm Corporation

In October 2005 we signed a license with Beijing Med-Pharm Corporation for the clinical development, marketing and distribution of BrachySil in China. Under the terms of the license, we will manufacture BrachySil and Beijing Med-Pharm will be responsible for clinical development, securing regulatory approval, marketing and distribution in China and Hong Kong. We will retain manufacturing rights for BrachySil under the license. It is a condition of the license that a manufacturing and supply agreement for us to supply BrachySil to Beijing Med-Pharm be concluded. The deadline for completion of the manufacturing and supply agreement has been extended from January 2006 to April 2007. If a manufacturing and supply agreement is not concluded by April 2007, the upfront payment is required to be refunded to Beijing Med-Pharm Corporation, and the license agreement terminates. The license with Beijing Med-Pharm included an upfront payment to us of US$375,000 (A$514,000) upon entering into the license, a payment of US$375,000 (A$514,000) due upon entering into the manufacturing and supply agreement, and additional payments of up to US$1.75 million (A$2.4 million) will be made to us if certain milestones are achieved. In addition, we will receive royalties ranging from 10% up to 30%, depending upon the level of sales.

Other Collaborations

We entered into a series of agreements with several undisclosed pharmaceutical, biotechnology and device companies to evaluate our technologies for the delivery of these companies’ drugs. These agreements cover our three core drug delivery technologies, Durasert, BioSilicon and CODRUG. If the work being conducted under any of these evaluation agreements is successful, we believe there is the potential for one or more of these companies to license the relevant technology from us for a specific drug molecule and/or application.

QinetiQ

In connection with the organization of pSivida and pSiMedica, in December 2000, pSiMedica entered into a technology license agreement with the United Kingdom Defense Evaluation and Research Agency, or DERA, an instrumentality of the UK government. The technology license gave pSiMedica the right to use intellectual property associated with BioSilicon to develop, manufacture and sell products for uses on or in the human and animal body. The intellectual property included patents, patent applications, various research reports, trademarks, know-how and other materials. The license was granted on a worldwide, royalty free basis in exchange for shares in pSiMedica. DERA retained the right to use the intellectual property in connection with defense-related, noncommercial purposes. The license provided that DERA would later assign the intellectual property outright upon the fulfillment of certain conditions, including pSiMedica successfully raising additional funds.

In March 2002, subsequent to our making an additional investment in pSiMedica funded by our November 2001 placement of ordinary shares, pSiMedica entered into an assignment agreement with QinetiQ. Pursuant to the assignment agreement, QinetiQ, the successor to DERA’s rights to the intellectual property, assigned the outright ownership of the intellectual property to pSiMedica with QinetiQ retaining only the right to sublicense the intellectual property for noncommercial, defense-related uses and, subject to reasonable terms, in connection with purposes outside of pSiMedica’s original field of use. Pursuant to the assignment agreement, pSiMedica became the owner of all the relevant patents, patent applications, research reports, trademarks, know-how and other materials associated with BioSilicon.

University of South Australia / ARC Grant

Together with the University of South Australia, we were awarded an ARC Industry Linkage Grant to conduct research to characterize and evaluate FioSilicon for the delivery of biological molecules.

Other Potential Collaborations

We intend to license diagnostic and sensor applications of the BioSilicon platform technology developed by our subsidiary, AION Diagnostics. We also believe that the potential range of applications for BioSilicon will permit early stage licensing for non-core applications such as biomaterial in orthopedics, tissue engineering and regenerative medicine.

Manufacturing Partners

We currently produce BioSilicon at our facilities at Malvern in the UK, and also have an option to acquire additional BioSilicon from QinetiQ in the UK for use in internal and collaborative research. Our lead product, BrachySil, is currently manufactured by Hosokawa Micron Group, Atomising Systems Ltd, High Force Ltd and AEA Technology QSA GmbH to cGMP standards. The manufacture of BrachySil requires four steps. These steps include:

•	the smelting and subsequent atomization of silicon and “cold” (non-radioactive) phosphorus to produce phosphorus-containing silicon particles;

•	size classification of 30 micron phosphorus-containing silicon particles

•	acid etching to produce biocompatible phosphorus-containing BioSilicon particles; and

•	neutron bombardment of the phosphorus-containing silicon particles to product radioactive 32-P BioSilicon particles.

In order to achieve the four steps above, we have contracted with four separate companies, each an expert in one of the above manufacturing processes.

Intellectual property

We believe that we enjoy a strong intellectual property position, with core biomaterial and drug delivery patents granted in the United States and European markets. The following table provides general details relating to our patents (including both patents that have been issued and applications that have been accepted for issuance) and patent applications, and is based on information available as of September 28, 2006.

Technology	United States Patents	United States Applications	Foreign Patents	Foreign Applications	Patent Families
Durasert[1]	10	17	28	130	18
BioSilicon	7	26	38	75	32
CODRUG	1	17	6	50	18
Other	1	6	4	1	8
Total	19	66	76	256	76

1 Formerly referred to as our AEON Technology.

Durasert Technology. Our patent portfolio comprises patents and patent applications relating to the use of drug-containing core and one or more polymer layers, membranes or coatings, that deliver drugs locally or systemically at a controlled rate for a predetermined period of time ranging from days to years.

BioSilicon Technology. Our patent portfolio comprises patents and patent applications relating to the use of BioSilicon on or in the body. We hold granted patents in various healthcare applications, including our core focus of specialized drug delivery, targeted internal cancer therapy, diagnostics and the use of silicon in pharmaceuticals and food. Our lead oncology product BrachySil is protected by this series of patents and patent applications.

CODRUG Technology. Our patent portfolio comprises patents and patent applications relating to the use and delivery of codrugs for various pharmaceutical- and healthcare-related applications.

Other Technology. We have patents and patent applications relating to various other technologies, including treatment of optic disorders and methods for controlling elevated intraocular pressure.

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

Bausch & Lomb currently markets and sells both Vitrasert and Retisert and has rights to market and sell any other products licensed to them. Alimera Sciences has the rights to market and sell Medidur for DME if approved and any other products developed under our license agreement. Beijing Med-Pharm has the rights to market and sell BrachySil (if approved) for solid tumor indications in China and Hong Kong. In the future, we may independently commercialize and sell some of our other products. In appropriate cases, we may also enter into joint marketing or license arrangements for other products.

Reimbursement

The successful commercialization of our products will depend in significant part on the extent to which reimbursement of the cost of the products and the related implantation or injection procedures will be available from government health administration authorities, private health insurers, and other organizations. Medicaid and Medicare, most major health maintenance organizations, and most health insurance carriers reimburse US$4,240 (A$5,800) for the cost of the Vitrasert implant, with additional reimbursement for associated surgical fees. The Centers for Medicare and Medicaid Services have designated Retisert as eligible for Medicare reimbursement at the rate of US$19,345 (A$26,500), with associated surgical fees to be reimbursed separately.

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

Our principal competitors in this market are the numerous drug delivery and pharmaceutical companies that are attempting to improve the safety and efficiency of pharmaceuticals by developing and introducing novel delivery methods.

Vitrasert primarily competes with treatments involving the systemic delivery of ganciclovir, a Roche Holdings AG product, and other drugs. Retisert is the only FDA approved treatment for posterior uveitis, although steroids and other existing drugs approved for other uses are commonly administered systemically or by local injection to treat this condition in off-label use.

We believe that pharmaceutical, drug delivery, and biotechnology companies, research organizations, governmental entities, universities, hospitals, other nonprofit organizations, and individual scientists are seeking to develop therapies for our targeted diseases. We expect that our products and product candidates, if approved, will compete with existing therapies for these targeted diseases, as well as new drugs, therapies, drug delivery systems, or technological approaches that may be developed and approved to treat these diseases or their underlying causes as well as off-label use of products approved to treat other diseases. For many of these targeted diseases, competitors have alternate therapies that are already commercialized or are in various stages of development ranging from discovery to advanced clinical trials. Most of the entities with whom we will or may compete are much larger, have much greater financial resources and have much more experience in drug development and sale than us.

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

•
Allergan, Inc. is in Phase III clinical trials of its product, Posurdex® for the treatment of persistent macular edema. If approved by the FDA, this product may be used off-label for the treatment of DME. In addition, Allergan and EntreMed, Inc. are collaborating on a program to develop a treatment for AMD that is at the pre-clinical development stage.

•
Eyetech Pharmaceuticals, Inc., which was acquired by OSI Pharmaceuticals, Inc. in November 2005, has an intraocular injectable product, Macugen, approved to treat wet AMD and had commenced a pivotal clinical trial for the use of Macugen in the treatment of DME. In addition, Eyetech entered into a collaboration with Pfizer, Inc. to co-promote Macugen.

•	SurModics Inc. has initiated a Phase I clinical trial of a helical coil coated with drug releasing polymer which is implanted in the back of the eye to treat DME.

•	Neurotech SA has completed Phase I clinical trials of its NT-501, a cell-based implant that releases ciliary neurotrophic factor for the treatment of RP.

BrachySil competes with a number of therapies used in the treatment of inoperable primary liver cancer. Examples of these treatment options include local ablative therapies such as radiofrequency ablation, and regional therapies such as transarterial chemoembolisation and transarterial radiotherapy. Each of these treatment options has its own features and limitations.

Revenue

The following table details revenues recognized by us by type and by geographical location for the years ended June 30, 2006 and 2005 (in Australian dollars):

	Years Ended June 30,
	2006			2005
	United States	United Kingdom	Total	United States	United Kingdom	Total

Revenue:
Royalties	460,926	-	460,926	-	-	-
Collaborative research and development	863,143	-	863,146	-	-	-
Other	-	68,931	68,931	-	161,666	161,666
	1,324,069	68,931	1,393,000	-	161,666	161,666

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our drug delivery products. The process required by the FDA under the new drug provisions of the Federal Food, Drug, and Cosmetic Act before our products may be marketed in the United States generally involves the following:

•	pre-clinical laboratory and animal tests;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical trials may begin in the United States;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed pharmaceutical for its intended use;

•	submission to the FDA of a new drug application; and

•	FDA review and approval of the new drug application.

The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approval will be granted on a timely basis, if at all.

Pre-clinical tests include laboratory evaluation of the product, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product. The results of the pre-clinical tests, together with manufacturing information, analytical data and protocols for proposed human clinical trials, are submitted to the FDA as part of an IND, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the proposed clinical trials as outlined in the IND and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. There is no certainty that pre-clinical trials will result in the submission of an IND or that submission of an IND will result in FDA authorization to commence clinical trials.

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

In the case of products for life-threatening diseases such as cancer, or severe conditions such as blinding eye disease, the initial human testing is often conducted in patients with the disease rather than in healthy volunteers. Since these patients already have the targeted disease or condition, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials and so these trials are frequently referred to as Phase I/II trials. If a product uses a combination of drugs, the FDA requires that clinical trials demonstrate that the combination is safe and effective and that each drug contributes to efficacy. We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, we, the FDA, the institutional review board or the sponsor, if any, may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The results of product development, pre-clinical studies and clinical studies are submitted to the FDA as part of a new drug application, or NDA, for approval of the marketing and commercial shipment of the product. The FDA may deny an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if the additional data are submitted, the FDA may ultimately decide that the new drug application does not satisfy the criteria for approval. As a condition of approval, the FDA may require post-marketing “Phase IV” clinical trials to confirm that the drug is safe and effective for its intended uses. Once issued, the FDA may withdraw product approval if compliance with regulatory standards for production and distribution is not maintained or if safety problems occur after the product reaches the market. The FDA requires surveillance programs to monitor approved products which have been commercialized. The agency also has the power to require changes in labeling or to prevent further marketing of a product based on the results of these post-marketing programs.

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

If a drug treats a disease or condition that affects fewer than 200,000 people in the United States, the drug sponsor may apply to the FDA for “orphan drug” designation under the Orphan Drug Act. More than one drug may be given an orphan drug designation by the FDA for a given disease or condition. However, the first drug with an orphan drug designation to receive marketing approval for the treatment of that disease or condition is granted a period of marketing exclusivity. Sponsors are granted seven years of exclusive rights to market the first approved orphan drug for treatment of that disease or condition, independent of any additional patent protection that may apply to the product. This marketing exclusivity does not prevent a competitor from obtaining approval to market a different drug that treats the same disease or condition or the same drug to treat a different disease or condition. Sponsors also are granted tax incentives for clinical research undertaken to support an application for an orphan drug, and grants to defray some of these clinical costs may also be available. In addition, the FDA will typically coordinate with the sponsor on research study design for an orphan drug and may exercise its discretion to grant marketing approval on the basis of more limited product safety and efficacy data than would ordinarily be required. If the FDA withdraws a product’s orphan drug designation, however, these various benefits no longer apply.

Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years, and the actual time required may vary substantially based upon factors including the type, complexity and novelty of the pharmaceutical product. Such government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. Success in pre-clinical or early stage clinical trials does not assure success in later stage clinical trials. Data from pre-clinical and clinical activities is not always conclusive and may be susceptible to varying interpretations which could delay or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be subject to significant limitations based on data from pre-clinical and clinical activities. Further, discovery of previously unknown problems in connection with a product’s use may result in restrictions on the product or even complete withdrawal of the product from the market.

Any products we manufacture or distribute under FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and state agencies. They are also subject to periodic unannounced inspections by the FDA and state agencies for compliance with good manufacturing practices, which impose procedural and documentation requirements upon us and our third-party manufacturers.

We are also subject to numerous other federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

We are also subject to foreign regulatory requirements governing human clinical trials and marketing approval for pharmaceutical products which we sell outside the U.S. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely by country. Whether or not we obtain FDA approval, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before manufacturing or marketing the product in those countries. The approval process varies from country to country, and the time required for these approvals may differ substantially from that required for FDA approval. There is no assurance that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country. For clinical trials conducted outside the United States, the clinical stages generally are comparable to the phases of clinical development established by the FDA.

C.	ORGANIZATIONAL STRUCTURE

As of November 30, 2006, we had the organizational structure diagrammed below.

(1) The 99% ownership applies only to capital stock that is currently issued and outstanding and does not include outstanding options to acquire shares of AION Diagnostics Inc., for no consideration, currently held by directors and employees of AION Diagnostics Inc., of which options over 9.7% of capital, calculated on a fully diluted basis, have vested.

D.	PROPERTY, PLANT AND EQUIPMENT

We own computer equipment, office furniture and lab equipment, the majority of which are used in our Malvern laboratory facilities. We lease the following:

•	2,400 square feet of laboratory space and 4,833 square feet of office space in Malvern, United Kingdom;

•	3,283 square feet of office space in Perth, Western Australia; and

•	3,940 square feet of laboratory space, 1,582 square feet of clean room space and 7,890 square feet of office space in Boston, Massachusetts.

Our manufacturing partner QSA, has recently completed the construction and validation of a state-of-the-art cleanroom facility, dedicated to the supply of our lead cancer therapy BrachySil, at QSA’s Auriga Medical facility in Braunschweig, Germany. This cGMP facility will fulfill the final process in the manufacture of BrachySil for future clinical and commercial use, and represents the crucial final stage in establishing the manufacturing and supply infrastructure to support BrachySil as it advances through clinical trials towards the market.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to our business, financial condition, and results of operations. The words “estimate”, “project”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Act Reform of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements.

Background

pSivida Limited is incorporated in Western Australia. We are a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Our core focus is the development and commercialization of products based on our Durasert, BioSilicon and CODRUG technologies.

•
The Durasert technology, obtained as part of the acquisition of CDS, uses a drug core with one or more surrounding polymer layers. The drug permeates through the polymers into the body at a controlled and pre-determined rate for extended periods of time. Two of our products, Vitrasert and Retisert, are FDA-approved and licensed to Bausch & Lomb, and a third product candidate, Medidur, is in Phase III trials with our collaboration partner Alimera Sciences.

•
BioSilicon, which uses nanostructured elemental silicon, has been shown to be biodegradable and biocompatible. BrachySil, a targeted oncology product which comprises a combination of BioSilicon and the isotope 32Phosphorus, a proven anti-cancer therapeutic, is in Phase II clinical trials for the treatment of primary liver cancer and pancreatic cancer. BioSilicon offers multiple other potential applications across the healthcare sector, including controlled slow release drug delivery, tissue engineering and orthopedics.

•
CODRUG allows for the simultaneous release of two or more drugs at a controlled rate from the same product. A library of codrug compounds has been synthesized and Phase I clinical trials have been undertaken for post-surgical and two dermatological indications.

On May 18, 2001, we re-listed on the Australian Stock Exchange (ASX Code: PSD). Our shares are also listed in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705), in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD and on the NASDAQ Global Market under the ticker symbol PSDV.

A.	OPERATING RESULTS

Overview

We are committed to the development of drug delivery products in the healthcare sector, initially in ophthalmology and oncology.

We have developed the only two FDA-approved, sustained release, back of the eye treatments for chronic eye disease - Vitrasert and Retisert. Both products are manufactured and sold by global ophthalmology company, Bausch & Lomb. A next generation product, Medidur, which is in Phase III clinical trials, is licensed to Alimera Sciences for the treatment of Diabetic Macular Edema (DME), the leading cause of vision loss for Americans under the age of 65.

We also own the rights to develop and commercialize a modified form (porosified or nano-structured) of silicon known as BioSilicon, which has potential applications in drug delivery, wound healing, orthopedics, and tissue engineering.

Our lead BioSilicon product is BrachySil, a brachytherapy product in pivotal Phase IIb clinical trials, which is being developed for the treatment of inoperable primary liver cancer and pancreatic cancer. A Phase IIa clinical trial involving BrachySil demonstrated significant tumor regression as well as being both safe and well tolerated in humans. We have a licensing agreement with Beijing Med-Pharm Corporation for the clinical development, marketing and distribution of BrachySil in China.

We have a number of evaluation agreements for our drug delivery technologies with three of the five largest pharmaceutical companies in the world and have a further evaluation agreement with an undisclosed global medical device company to evaluate cardiovascular delivery of drugs using our drug delivery technologies.

We have focused our efforts since inception primarily on research and development activities, corporate partnering, and raising capital. We currently have research and development programs focused in the areas of ophthalmology and oncology, however we are unable to predict when, if ever, we will be able to commence sales of any new products. We have not achieved profitability and expect to incur additional losses over the next several years. We expect our net losses to continue primarily due to our research and development activities and other general corporate activities. Our ability to continue development of our programs depends heavily on obtaining adequate funding. Our potential sources of funding for the next several years are expected to include proceeds from the sale of equity, license and other fees, funded research and development payments and milestone payments under existing and future collaborative arrangements. Such collaborative arrangements typically involve upfront payments and milestone payments. The availability of equity funding depends on a number of factors including the condition of the equity markets for a developmental stage business.

Since inception we have generated net losses of A$56.9 million, and have relied primarily on the proceeds from sales of our equity and debt securities and license fees and collaboration payments to fund our operations.

Our shares are currently listed on the Australian Stock Exchange, in Germany on the Frankfurt Stock Exchange on the XETRA System, in the United Kingdom on the OFEX International Market System and in the United States on the NASDAQ Global Market. We are required to prepare financial statements in accordance with A-IFRS and to reconcile our financial statements to U.S. GAAP which has resulted in significant administrative costs. In the future, we plan to change our organizational structure which will enable us to report only in U.S. GAAP.

We have research and development and administrative facilities in Malvern (United Kingdom), Perth (Western Australia) and Boston (United States). The geographic scope of our operations has also resulted in higher administrative costs. The Australian operation is being scaled back as more of our corporate functions are being transferred to the United States. Primarily as a result of our acquisition of CDS on December 30, 2005, our functional currency was changed from Australian dollars to U.S. dollars as of January 1, 2006.

Financial Operations Overview

Revenue

Our revenue is derived primarily from collaborative research and development funding and earned royalties from sales of Retisert and Vitrasert by our corporate partner, Bausch & Lomb. Vitrasert has been sold since 1996, but improvements in the treatment of AIDS/HIV have significantly decreased the incidence of the disease and therefore revenues are expected to continue to decline as the product nears the end of its life cycle. Retisert was approved for commercialization in April 2005, and is still in the early phase of its product life cycle. Although we currently expect that Bausch & Lomb’s sales of Retisert will continue to increase, a substantial portion of Retisert royalties otherwise payable to us, at least in the near term, will be retained by Bausch & Lomb pursuant to an advance royalty agreement entered into by CDS in June 2005. Other income consists primarily of interest income earned on cash and investments.

Development Programs and Product Candidates

Product candidates in clinical trials have significantly higher associated development costs than those in the preclinical stages since the former involve testing on humans while the latter will typically involve shorter-term animal studies. Moreover, as a product candidate moves into later-stage clinical trials, such as from Phase I to Phase  II or Phase II to Phase III, the costs are significantly higher due to the increased size and length of the later stage trials. Our future financial requirements include resources to manage the broader scope of future later-stage trials, additional pre-clinical support costs, increased costs for specialty clinical management organizations, higher general and administrative costs and higher quantities of clinical trial materials. We are sharing development cost responsibilities of Medidur (an injectible implant for the treatment of DME) with Alimera Sciences. Currently, we are conducting two Phase III clinical trials which will monitor 900 patients in the United States and Europe for 36 months.

We currently have sole development cost responsibility for BrachySil (an injectible BioSilicon-based particulate that carries a radioactive isotope which has been shown to shrink tumors). We recently concluded a Phase IIa clinical trial to assess BrachySil in inoperable primary liver cancer. BrachySil was found to be safe, well tolerated and to significantly reduce the size of some tumors.

A Phase IIb trial for the treatment of inoperable primary liver cancer has begun. Patients will be evaluated for up to 12 months after treatment to target tumor responses as well as overall survival. We also have sole development cost responsibility for BrachySil for the treatment of pancreatic cancer. A Phase IIa clinical trial has recently begun for that indication.

Our other developmental products (Mifepristone) and products for other targeted diseases (dry age-related macular degeneration and retinitis pigmentosa) are in various stages of earlier development. We have recently focused our development efforts and expenses in our later stage programs and reduced our expenses related to earlier stage programs.

The development of our product candidates is uncertain. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of, or the period, if any, in which material net cash inflows will commence from of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	our ability to progress any product candidates into pre-clinical and clinical trials;

•	the scope, rate and progress of our pre-clinical trials and other research and development activities;

•	the views and standards applied by the applicable regulatory agencies;

•	the scope, rate of progress and cost of any clinical trials we commence;

•	the results of our clinical trials;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the expense and timing of regulatory approvals;

•	the cost of establishing sources of clinical trials materials of any product that we may develop; and

•	the effect of competing technological and marketing developments.

We generally seek collaborative partners to share the development costs and risks in our later-stage development programs. The commercial success of any of our products that are approved for sale will depend upon both the clinical results including efficacy and safety as well as the selling price of our product and the competition from other products that treat the same indication. In addition, we do not currently have an internal sales and marketing group, which would cause us to rely on a third party to bring our product to market.

Financial Resources

We have completed the following financings since July 1, 2005:

•
In September 2005, we raised US$4.3 million (A$5.7 million) of gross proceeds in a private placement structured as a PIPE. In the PIPE, we sold 665,000 ADSs to investors at US$6.50 per ADS and issued three-year warrants exercisable for 133,000 ADSs at US$12.50 per ADS.

•
On November 16, 2005, we issued a subordinated convertible promissory note in the principal amount of US$15.0 million (A$19.7 million) to an institutional investor in a private placement. The note bears interest at a rate equal to 8% per year, which we can pay in ADSs instead of cash if certain conditions are met. The note has a term of three years and was initially convertible into ADSs at a conversion price of US$7.10 per ADS, subject to adjustment based upon certain events or circumstances, including, without limitation, the market price of ADSs for the ten trading days ending August 5, 2006, if such price was lower than US$6.57. We also issued a warrant with a term of six years which entitled the institutional investor to purchase up to 633,803 ADSs at US$7.20 per ADS, also subject to adjustment upon specified events. Since the completion of our rights issue on June 14, 2006, the exercise price under the warrant was adjusted to US$7.17 per ADS. We have also entered into a registration rights agreement pursuant to which we agreed to file a registration statement covering the resale of the ADSs underlying the note (as well as any ADSs received by the institutional investor as interest under the note) and the warrant, as soon as practicable and to have the registration statement declared effective within 180 days of issuance of the note and warrant. The gross proceeds received by us in the private placement were US$15.0 million (A$19.7 million). Proceeds may increase to approximately US$19.5 million (approximately A$25.9 million) if the warrant is exercised in full in cash.

•
On June 14, 2006, we announced that our non-renounceable rights issue had closed. Proceeds of A$6,309,487, before costs, were raised through the issuance of 10,515,811 new ordinary shares at a price of A$0.60 per share. This represented a subscription of 22% of the total shares available for subscription under the rights issue.

•
On September 14, 2006, we amended the terms of the subordinated convertible promissory note that was issued on November 16, 2005 to an institutional investor. The note continues to have a three year term and to bear 8% interest payable quarterly. We may make future interest payments in the form of our NASDAQ-listed ADSs, or, at our sole option, we may make such payments in cash. Per the amended terms, the note is now convertible into ADSs at a conversion price of US$2.00 per ADS, subject to adjustment based upon certain events or circumstances, including, without limitation, if 108% of the market price of ADSs for the ten trading days ending April 30, 2007 is lower than the current conversion price. In connection with the amendments, we repaid US$2.5 million (A$3.3 million) of the outstanding principal note and agreed to pay US$1.0 million (A$1.3 million) in related penalties, which were paid on September 14, 2006. The investor retains its existing warrants to purchase 633,803 additional ADSs, exercisable for six years at a current exercise price of US$7.17 per ADS. In connection with the amendments, we agreed with the institutional investor to extend the deadline for the registration statement required by the registration rights agreement to be declared effective by the SEC through October 15, 2006, with increased penalties if that deadline were missed. Our registration statement was declared effective on September 29, 2006. We were also released from the restrictions on future fundraising transactions contained in the note documentation. We also granted the investor an additional warrant to purchase 5.7 million ADSs exercisable for five years with an exercise price of US$1.80 per ADS and a security interest in our current royalties, subject to release of that security upon any disposition by us of the royalty stream.

•
On September 26, 2006, we issued three new subordinated convertible promissory notes in the principal amount of US$6.5 million (A$8.5 million) to institutional investors. The notes are convertible into our ADSs at a conversion price of US$2.00 per ADS (A$0.27 per ordinary share), subject to adjustment based on certain events or circumstances, including the market price of our ADSs on April 30, 2007. The notes bear interest at a rate equal to 8% per annum and mature three years from issuance. Interest is payable quarterly in arrears in cash or ADSs at an 8% discount to the 10 day volume weighted average closing price. We also issued warrants to the investors with a term of five years which will entitle the investors to purchase 2,925,001 ADSs at US$2.00 per ADS. We have also entered into a registration rights agreement pursuant to which we have agreed to file a registration statement covering the resale of the ADSs underlying the notes and the warrants as soon as practicable and to have the registration statement declared effective on or before January 1, 2007. We may redeem the notes at any time by payment of 108% of the face value and may force conversion if the ADS price remains above two times the conversion price for a period of 25 days. The proceeds of the issuance are expected to be used for general corporate purposes.

•
On October 17, 2006, we signed an agreement with our investor further revising the terms of the November 16, 2005 subordinated convertible promissory note. Pursuant to that agreement, we were released until March 30, 2007 from the requirement to maintain a net cash balance in excess of 30% of the principal amount of the note outstanding. Up to and including March 30, 2007, the net cash balance required to be held by us has been reduced to US$1.5 million (A$2.1 million). The investor further waived any default that would otherwise have resulted from the unavailability of our resale prospectus until we filed our 2006 audited U.S. GAAP-reconciled financial statements. We filed those financial statements on October 31, 2006, thus satisfying the condition in the agreement. In exchange for the foregoing, we will be required to make a one-time payment to the investor of US$800,000 (A$1.1 million) on December 28, 2006 and three payments of US$150,000 (A$205,000) on January 31, 2007, February 28, 2007 and March 30, 2007.

Key Business Developments

We have had the following key business developments since July 1, 2005:

•
On October 3, 2005, we entered into a merger agreement with CDS, a Boston-based company engaged in the design and development of drug delivery products. The merger agreement provided that a newly-formed subsidiary of pSivida would merge into CDS, with CDS surviving the merger as a wholly-owned subsidiary of pSivida with the name of pSivida Inc. After approval by the required majorities of both companies’ shareholders and the fulfillment of other closing conditions, the merger was completed on December 30, 2005. Pursuant to the merger, we issued a total of 161,047,790 ordinary shares (represented by 16,104,779 ADSs) consisting of:

•	150,844,680 ordinary shares (represented by 15,084,468 ADSs) in exchange for the outstanding CDS common and preferred shares on the date of the acquisition in accordance with the merger agreement;

•	1,211,180 nonvested ordinary shares (represented by 121,118 nonvested ADSs) in connection with CDS employee retention agreements (not accounted for as part of the purchase price); and

•
8,991,930 nonvested ordinary shares (represented by 899,193 nonvested ADSs) in exchange for the nonvested shares of CDS common stock outstanding on the date of the acquisition in accordance with retention agreements between CDS and its officers and employees.

As of the December 30, 2005 acquisition date, the ADSs received by the former CDS stockholders represented approximately 41.3% of the capital stock of the combined company. Certain former shareholders of CDS received cash rather than ADSs for their CDS shares. In addition, we assumed and converted each outstanding option to purchase CDS stock into an option to acquire such number of ADSs as the holder would have been entitled to receive in the merger (if such holder had exercised such option in full immediately before completion of the merger). In connection with the merger, we entered into a registration rights agreement pursuant to which we agreed to file a registration statement covering the resale of the ADSs issued in the merger.

•
On October 27, 2005, we signed a license with Beijing Med-Pharm Corporation for the clinical development, marketing and distribution of BrachySil in China. Under the terms of the license, we will manufacture BrachySil and Beijing Med-Pharm will be responsible for clinical development, securing regulatory approval, marketing and distribution in China and Hong Kong. We will retain manufacturing rights for BrachySil under the license.

•	On February 10, 2006, we announced that Bausch & Lomb and Novartis Ophthalmics, a business unit of Novartis Pharmaceutical Corp., had reached an agreement to co-promote Retisert in the United States.

•
On February 21, 2006, we reported that preliminary data from Bausch & Lomb’s clinical trial of Retisert for the treatment of chronic non-infectious posterior segment uveitis showed a lower recurrence rate in eyes receiving Retisert than in non-implanted eyes. This study involved 278 patients from 27 hospitals in the United States and one in Singapore. The study showed that, at three years, control of uveitis in eyes implanted with Retisert was better than in non-implanted eyes, but was less effective than at two years and that some eyes may need to be re-implanted between 24 and 36 months. In the study, patients received either a 0.59 mg or a 2.1 mg Retisert device. Data presented was the aggregate of the two doses. At three years, the recurrence rate of uveitis was 33% in the eye receiving Retisert compared to 57% of fellow eyes. A greater number of eyes receiving Retisert experienced an improvement in vision of at least 15 letters (three lines on an eye chart) compared to fellow eyes (22% versus 6%). 45% of eyes receiving Retisert required an operation to relieve elevated intraocular pressure and 92% developed a cataract.

•
On March 17, 2006, we announced that our ADSs had been included in the Nanotechnology.com ‘Small Technology’ Index. Nanotechnology.com is owned by The Nanotech Company, LLC an independent advisory firm specializing in advising nanotechnology companies.

•
On March 20, 2006, we announced that an independent audit of our Boston, Massachusetts facility performed by a European Qualified Person had resulted in the issuance of a certificate indicating that our product Medidur is manufactured to the standard of Good Manufacturing Practice (GMP) set out in European Union directive 2003/94/EC and the EC Guide to Good Manufacturing Practice.

•
On March 21, 2006, we announced that following a planned interim review, an independent data safety monitoring board, commonly known as a DSMB, had recommended the continuation of the Phase III clinical trial being conducted by us and Alimera Sciences involving our product Medidur.

•
On April 3, 2006, we reported that randomized safety and efficacy trials conducted by Bausch & Lomb had demonstrated that after two years, 30% of eyes receiving repeat laser treatment, the current standard of care, had a worsening of their diabetic retinopathy compared with only 10% of eyes receiving a Retisert implant. We also reported that Retisert reduced retinal thickening involving the center most part of the macula responsible for sharp, central vision, or fovea, and led to a statistically significant three line improvement in vision compared to the current standard of care. The study involved 277 patients from hospitals in the U.S.

•
On April 6, 2006, we reported that randomized safety and efficacy trials involving patients with DME conducted by Bausch & Lomb had demonstrated that after two years, the recurrence rate for uveitis was significantly lower in eyes receiving Retisert than in eyes receiving systemic corticosteroid or other immunosuppressive agents, the current standard of care. The study involved 146 patients across ten countries in Europe and the Middle East.

•	On April 6, 2006, we entered into an evaluation agreement with an undisclosed large medical device company to evaluate cardiovascular delivery of drugs using our drug delivery technologies.

•
On May 25, 2006, we announced that the Phase IIb clinical trial for inoperable primary liver cancer for BrachySil had been extended to centers in Vietnam and Malaysia and that we were negotiating an extension to centers in the Philippines and Taiwan. In addition, we announced that the Phase IIa clinical trial for the treatment of pancreatic cancer for BrachySil was expected to commence in June 2006 in hospitals in London and Singapore.

•
On May 30, 2006, we announced that the Medicines and Healthcare Products Regulatory Agency in the UK granted approval for the first human study of BrachySil for the treatment of inoperable pancreatic cancer. This six month Phase IIa clinical trial study is expected to involve 15 patients at the Guy’s and St Thomas’ Hospital in London and Singapore General Hospital, which are leading centers for cancer treatment.

•	On June 7, 2006, we announced that regulatory agencies in the UK, Canada and India had approved the start of Phase III clinical trials for our product device Medidur for use in the treatment of DME.

•
On June 8, 2006, we announced that our subsidiary AION Diagnostics had discovered that BioSilicon can be detected on the following key imaging platforms: x-ray, ultrasound, CT and MRI. This property of BioSilicon is expected to allow it to be used in tissue marker, contrast agent products and molecular imaging products currently under development by AION Diagnostics.

•
On July 6, 2006, we announced that BioSilicon has shown the capability to act as an adjuvant when delivered with an antigen. An adjuvant is any substance that is capable of enhancing a host response towards an active agent, and is often used in conjunction with antigens to enhance the immune response of humans and animals. An antigen is any substance capable of eliciting an immune response. A patent application has been filed in the UK for the use of BioSilicon as an adjuvant.

•
On July 27, 2006, we entered into a consulting agreement with Navigator Asset Management Limited, or NAML. Pursuant to the consulting agreement, NAML agreed to perform various financial advisory services for us. In exchange for those services, we agreed to pay NAML a consulting fee of US$750,000, and to issue to NAML warrants exercisable to purchase up to 500,000 ADSs. NAML later assigned its warrants to Australian IT Investments Ltd. and Absolute Octane Fund.

•
On July 31, 2006, we announced that Gavin Rezos had resigned for personal and family reasons as Managing Director and CEO of pSivida and its subsidiaries. Mr. Rezos has agreed to make himself available in Australia as we may request his assistance to achieve certain goals pending the appointment of a permanent replacement.

•
On September 19, 2006, we announced the initiation of a Phase II clinical trial for Mifepristone as an eye drop treatment for steroid-associated elevated intraocular pressure. The investigator -sponsored trial will involve up to 45 patients in the United States.

•
On October 10, 2006, we announced that the first patient has been implanted with BrachySil for the treatment of inoperable pancreatic cancer at Guys and St. Thomas’ NHS Foundation Trust Hospital in London, a major centre for cancer therapy in the United Kingdom.

•
On November 20, 2006, we announced that we had entered into a collaboration with another company to evaluate our BioSilicon technology for the development of transdermal drug delivery systems. The collaboration is expected to last for twelve months, during which time, the parties plan to evaluate a range of biodegradable porous silicon structures, including microneedles, for the controlled release of drugs through the skin.

Recently Issued Accounting Pronouncements Applicable to pSivida

Australian Pronouncements

We adopted A-IFRS for the first time in our financial statements for the year ended June 30, 2006, which included comparative financial statements for the year ended June 30, 2005. Compliance with A-IFRS ensures compliance with IFRS. AASB 1 requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual A-IFRS financial statements (June 30, 2006). AASB 1 also requires that those policies be applied as of the date of transition to A-IFRS (July 1, 2004) and throughout all periods presented in the first A-IFRS financial statements. An explanation of how the transition from superseded policies to A-IFRS has affected our financial position, financial performance and cash flows is discussed in Note 28 to the audited consolidated financial statements.

In applying A-IFRS, we relied on an exemption to such accounting standards with respect to the valuation of share-based payments granted to employees, directors, and consultants. Under AASB 2 “Share-based Payment”, the fair value of share-based payments granted is determined at grant date and expensed over the expected vesting period of the options. Upon transition to A-IFRS, we elected not to retrospectively recognize share based payments that were granted before November 7, 2002 and share based payments granted after November 7, 2002 that vested before January 1, 2005. As a result of this election, we did not apply Black-Scholes to the affected equity. Had we elected to retrospectively recognize the value of this equity, share based payments reserve and accumulated deficit would have increased. This would not have had any effect on the overall total equity of our Company.

United States Pronouncements

Please refer to Note 30(e) to the audited consolidated financial statements for recently issued but not yet adopted accounting pronouncements in the United States that are applicable to us.

Summary of Critical Accounting Policies

We prepare our consolidated financial statements in accordance with A-IFRS. In preparing these financial statements, we make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. These estimates, judgments and assumptions, which management believes are reasonable under the circumstances and are based upon the information available at that time, cannot be made with certainty. These estimates may change as new events occur or as additional information is obtained, and because the use of such estimates is inherent in the financial reporting process, actual results could differ from those estimates. While there are a number of accounting policies, methods and estimates affecting our financial statements as described in Note 1 to the audited consolidated financial statements, management has identified certain of these accounting policies to be critical to aid in a full understanding and evaluation of our financial condition and results of operations. A critical accounting policy is one that is both material to the presentation of our financial statements and requires us to make subjective or complex judgments that could have a material effect on our financial condition and results of operations. We believe the following critical accounting policies, and our procedures relating to these policies, include our more significant judgments and estimates used in the preparation of our consolidated financial statements. Some of our accounting policies would be different if we prepared our consolidated financial statements in accordance with U.S. GAAP. Please refer to Note 29 to the audited consolidated financial statements for a summary of adjustments and related explanations used to reconcile our financial position at June 30, 2006 and 2005, and results of operations for the years then ended, from A-IFRS to U.S. GAAP.

Accounting for Business Combinations

On December 30, 2005, we acquired CDS in exchange for:

•	A$114,319 in cash;

•	150,844,680 ordinary shares (represented by 15,084,468 ADSs) issued in exchange for the outstanding shares of CDS common and preferred shares;

•	1,211,180 nonvested ordinary shares (represented by 121,118 nonvested ADSs) issued in connection with CDS employee retention agreements;

•
8,991,930 nonvested ordinary shares (represented by 899,193 nonvested ADSs) issued in exchange for the nonvested CDS common shares outstanding in connection with director and employee retention agreements; and

•	1,724,460 vested share options (represented by vested options to purchase 172,446 ADSs) in exchange for the outstanding vested options to purchase common stock of CDS.

The transaction was accounted for using the purchase method of accounting and accordingly, the assets and liabilities of the acquired entity are recorded at their estimated fair values at the date of acquisition. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill.

In applying the purchase method to our acquisition of CDS, it was necessary for us to make various estimates and assumptions concerning the valuation of the consideration given by us and the fair values of the assets and liabilities of CDS. These included the following considerations:

•
We determined that the closing price on the ASX provided the best estimate of fair value for our shares at a single point in time (A$0.71 at December 30, 2005, the date of exchange) since that market was the primary market at that time for our shares and the ASX had significantly greater trading volume in our shares than the NASDAQ Global Market or any other market on which our shares were then traded.

•
We determined that the issue of 1,211,180 nonvested ordinary shares in connection with employee retention was not in exchange for existing awards held by CDS employees and, accordingly, the entire fair value of these nonvested shares were considered unearned compensation to be expensed over the future service (vesting) period and not part of the purchase consideration.

•
We made a judgment that the value of 8,991,930 nonvested ordinary share issued in exchange for nonvested CDS common shares outstanding should not be discounted from the fair value per share determined for the vested ordinary shares on the basis that (1) the holders had the same rights as normal holders of ordinary shares and (2) the Company’s estimate was that all the underlying shares would vest.

•
We applied assumptions related to determining the fair value of share-based payments (see discussion below) to the issuance of 1,724,460 vested share options in exchange for the outstanding vested CDS options.

•
We estimated the value of identifiable intangibles of CDS (Vitrasert, Retisert and Medidur) utilizing the discounted value of projected cash flows. Management reviewed the estimate future cash flows and the discount rates used to calculate a present value. The patents supporting Vitrasert were given no value based upon the judgment that the incidence of the disease to which the application of this technology relates has significantly reduced due to advancements in the treatment of AIDS. Projected cash flows for Medidur were adjusted downwards after applying an estimated probability of successful commercialization in light of that product’s then current stage of development. As a result, the value ascribed to patents is primarily associated with Retisert, and the value attributed to in-process research and development is primarily related to Medidur.

•
We reviewed the sales and leaseback transaction that CDS had entered into in relation to its premises, which resulted in a gain that was accounted for by CDS as deferred revenue subject to amortization over the subsequent lease period. Based upon our analysis of the lease transaction, we concluded that the lease was an operating lease and that the transaction was established at fair value, and therefore the fair value of the deferred liability at the date of the acquisition was determined to be zero.

Intangible assets and goodwill

Intangible assets acquired in a business combination

All potential intangible assets acquired in a business combination are identified and recognized separately from goodwill, where they satisfy the definition of an intangible asset and their fair value can be measured reliably.

We have determined that the portion of the purchase price allocation assigned to Medidur meets the definition of in-process research and development, or IPR&D, as the product is currently in Phase III clinical trials and has not been approved by the FDA. Although the product candidate may have significant future importance, we consider that Medidur for DME does not have alternative future use other than the technological indications for which it is in development. Under AASB 3 and AASB 138, IPR&D is recognized as an asset separate from goodwill and, since the asset is not commercially available for use, the IPR&D will not be subject to amortization, but rather tested at least annually for impairment under A-IFRS.

The portion of the purchase price allocation assigned to Retisert, which was a commercially available product approved for sale by the FDA at the date of the CDS acquisition, is subject to amortization over the estimated useful life of the intangible asset. We evaluated several pertinent factors to determine an appropriate useful life. These included:

•	the Retisert for Uveitis patents will be further commercialized as we advance other development programs using these patents for similar drug delivery devices for other eye diseases;

•	the acquired intellectual property is not related to another asset or asset group that could limit its life;

•	the acquired patents have a legal expiration of 12 to 15 years from the date of acquisition and we are unaware of any regulatory or contractual provisions that would limits its life;

•	the potential for product obsolescence as a result of competition and the financial limitations on our product development capabilities; and

•	the minimal expected costs of ongoing patent maintenance.

On the basis of these and other considerations, our judgment was that the acquired patents have an estimated useful life of 12 years from the date of acquisition. As a result, the rate of amortization expense is currently expected to be approximately A$7.4 million per year (A$3.6 million for the six months ended June 30, 2006). We will evaluate the patents for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Goodwill

Goodwill arising on consolidation consists of the excess of the cost of the acquisition over our interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. The excess of the A$116.9 million purchase price over the A$86.5 million of fair value of the assets and liabilities of CDS acquired at December 30, 2005, or A$30.4 million, was recorded as purchased goodwill and is subject to testing for impairment on at least an annual basis. In applying impairment testing, our judgment was that the consolidated entity is the deemed reporting unit. In making this determination we considered that (1) we operate in one business segment, the biotechnology sector; and (2) our executive management assesses operating performance and reviews financial statements predominantly at the consolidated level. As our ordinary shares are publicly traded on an active market, we performed this impairment test by comparing the imputed fair value of our outstanding ordinary shares at June 30, 2006 to the carrying value of our consolidated assets and liabilities at that date.

Share Based Payments

Equity-settled share-based payments granted after November 7, 2002 that were unvested as of January 1, 2005 are measured at fair value at the date of grant (or the measurement date in the case of share-based payments granted to non-employees). Fair value is measured by use of the Black-Scholes option pricing model in most instances. Where conditions of the options make use of the Black-Scholes method inappropriate, such as where employee options have long lives, and are exercisable during the period between vesting date and the end of the option’s life and the exercise date cannot be reliably estimated, the entity will use another more appropriate option valuation method, such as the Binomial method. The expected life used in the Binomial model is adjusted, based on management’s best estimate, for the effects of exercise restrictions and behavioral considerations.

The fair value of the equity-settled share-based payments is expensed over the vesting period, based on our estimate of shares that will eventually vest.

Convertible Promissory Note

On November 16, 2005, we issued an 8% subordinated convertible promissory note in the principal amount of US$15.0 million (A$19.7 million) due in three years to an institutional investor. The terms of the financing included:

•	investor conversion rights;

•	conditional investor redemption rights; and

•	issuance of detachable warrants.

After defining the host contract in this hybrid instrument as the fixed interest rate debt, we evaluated the various features embedded in the debt host to determine which, if any, should be recognized and accounted for separately from the fixed rate note. Our analysis concluded that the note holder conversion and redemption options should be valued and recognized separately from the host debt instrument. The fair value of each embedded derivative was estimated using a binomial tree model, taking into account assumptions as to share price volatility, dividend yield and market interest rates for a comparable non-convertible debt instrument. After initial recognition, subsequent changes in the estimated fair value of the embedded derivative are charged or credited to the income statement in the period. For the period from the November 16, 2005 issuance date to June 30, 2006, the embedded derivative value decreased by US$2.5 million (A$3.4 million), primarily related to the lower ADS price, which amount was included as income in our accompanying consolidated statement of operations.

The fair value of the detachable warrant was estimated based upon the relative fair values of the two instruments (note and warrants) in accordance with the binomial tree model and was classified, net of allocable transaction costs, as option premium reserve within the equity section of our consolidated balance sheet.

The difference between the face value of the note (US$15.0 million) and the initial accounting value for the debt host contract (US$8.9 million), or US$6.1 million (A$8.4 million), which primarily represented the initial fair value of the compound embedded derivative and the detachable warrant, is amortized as finance costs using the effective interest method over the 3-year expected term of the note. For the year ended June 30, 2006, amortization of finance costs totaled US$2.2 million (A$3.0 million).

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Royalties

Royalty revenue is generally recognized on an accrual basis in accordance with the substance of the relevant agreement. Non-refundable royalties received in advance for which we have no obligation to perform future services are recognized when received.

Collaborative research and development

Collaborative research and development revenue comprises amounts received for research and development activities under the consolidated group’s collaboration agreements. For contracts with specifically defined milestones, revenues from milestone payments related to agreements under which the consolidated group has no continuing performance obligations are recognized upon achievement of the related milestone which represents the culmination of the earnings process. Revenues from milestone payments related to research collaboration agreements under which the consolidated group has continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable; substantive effort is involved in achieving the milestone; and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone. If any of these conditions are not met, the milestone payments are deferred and recognized as revenue when the collaborating party confirms that the performance obligations have been met.

Results of Operations for the Year Ended June 30, 2006 Compared to the Year Ended June 30, 2005

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the notes thereto included elsewhere herein. Our consolidated financial statements have been prepared in accordance with A−IFRS and reconciled to U.S. GAAP. The SEC has adopted an accommodation permitting eligible foreign private issuers, such as our company, to file two years rather than three years of statements of operations, changes in shareholders’ equity and cash flow statements prepared in accordance with IFRS for their first year of reporting under IFRS. The fiscal year 2006 is our first year of operating under A−IFRS (which is compliant with IFRS) and this Form 20-F has been prepared in reliance on such SEC accommodation. As a result, the operating and financial review that follows covers the fiscal year 2006 and the comparable fiscal year 2005.

Net Loss

For reasons described further below, our net loss increased to A$28.2 million for the year ended June 30, 2006 from A$16.8 million for the year ended June 30, 2005, an increase of approximately A$11.4 million, or 67.7%. The increase in net loss for 2006 compared to 2005 was primarily attributable to:

•	the results of operations of pSivida Inc. (formerly CDS) from the date of acquisition on December 30, 2005, including amortization of acquired intangibles;

•	increased costs associated with ongoing development of our BioSilicon technology, including commencement of our BrachySil Phase IIb clinical trial for inoperable primary liver cancer; and

•	increased share-based payments expense resulting from fiscal 2006 being the first full year of the implementation of AASB 2 and SFAS 123R.

Revenue

Revenue increased to A$1.4 million for the year ended June 30, 2006 from A$162,000 for the year ended June 30, 2005, an increase of approximately A$1.2 million or 761.7%. This increase was attributable to A$1.3 million of royalty and collaborative research and development revenue earned by pSivida Inc, during the six months ended June 30, 2006.

Other Income

Other income, which consisted primarily of interest income, decreased to A$581,000 for the year ended June 30, 2006 from A$660,000 for the year ended June 30, 2005, a decrease of A$80,000 or 13.7%. This decrease was attributable to reduced levels of cash held by us throughout the year, partially offset by higher interest rates.

Selling, General and Administrative

Selling, general and administrative costs increased to A$21.4 million for the year ended June 30, 2006 from A$11.7 million for the year ended June 30, 2005, an increase of A$9.7 million, or 83.0%. This increase was primarily due to:

•	approximately A$3.2 million of amortization of intangible assets acquired in the acquisition of CDS;

•	operating costs of approximately A$2.4 million for pSivida Inc, which consisted primarily of personnel and associated costs, office expense, insurance and depreciation;

•
approximately A$1.6 million of additional consulting, legal, audit fees associated with U.S. regulatory and statutory reporting requirements that were largely the result of the listing of our ADSs on the NASDAQ Global Market from January 2005, the acquisition of CDS in December 2005 and the registration statement filing requirements associated with our initial convertible note transaction in November 2005 and other issuances of our equity securities; and

•
approximately A$1.5 million of additional share-based payments expense in connection with (1) the adoption of AASB 2 as of July 1, 2005 and and its retrospective application for options that were unvested as of January 1, 2005; and (2) amortization of unearned compensation related to the issuance of non-vested ADSs in connection with the December 30, 2005 acquisition of CDS.

Research and Development

Research and development expense increased to A$17.9 million for the year ended June 30, 2006 from A$8.3 million for the year ended June 30, 2005, an increase of A$9.6 million, or 115.4%. Approximately A$4.9 million of the increase was attributable to the operations of pSivida Inc., primarily related to the Medidur for DME Phase III clinical trial in conjunction with Alimera Sciences and patent and legal costs. The remaining increase of A$4.7 million was primarily attributable to the ongoing development of our BioSilicon technology, including commencement of our Phase IIb clinical trial for lead product candidate BrachySil for the treatment of primary liver cancer, a related increase in headcount, principally at our Malvern, UK and Singapore offices to support the commencement of the trial and depreciation expense related to the completion, in September 2005, of the construction of a cleanroom facility dedicated to the final process in the manufacture of BrachySil for future clinical and commercial use.

Interest and Finance Costs

Interest and finance costs increased to A$4.5 million for the year ended June 30, 2006 from A$32,000 for the year ended June 30, 2005, an increase of approximately A$4.5 million. These interest and finance costs incurred for the year ended June 30, 2006 were primarily related to A$1.1 million of interest expense and A$3.0 million of amortization of the discount and issuance costs components of the convertible note issued in November 2005. In addition, we incurred A$498,000 of penalties attributable to delayed fulfillment of the registration rights requirements of the convertible note and underlying warrants.

Change in Fair Value of Derivative

Our initial convertible note was determined to be a hybrid instrument which included a host contract (the fixed interest rate debt) and several embedded derivative features that required bifurcation and separate accounting as derivative instruments. The fair value of the conversion option derivative is revalued over time on a “marked to market” basis. For the year ended June 30, 2006, we recorded a A$3.4 million credit in our consolidated statement of operations as a result of a reduction in the fair value of the embedded derivatives.

Foreign Exchange Gain/(Loss)

Foreign exchange gain/(loss) was a gain of A$725,000 for the year ended June 30, 2006 compared to a loss of A$1.6 million for the year ended June 30, 2005, a net increase of A$2.3 million. This increase was primarily due to the recognition of significant unrealized foreign exchange gains caused by the strengthening in the Pound Sterling and the U.S. dollar against the Australian dollar foreign exchange rates on foreign currency transactions during the year and on significant cash deposits held in foreign currencies.

Income Tax Benefit

Income tax benefit increased to A$9.5 million for the year ended June 30, 2006 from A$3.6 million for the year ended June 30, 2005, an increase of A$5.9 million, or 162.9%. The majority of this increase, A$5.1 million was due to the recognition of additional deferred tax assets attributable to tax losses generated during the year ended June 30, 2006 that are available for carry forward.

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

B.	LIQUIDITY AND CAPITAL RESOURCES

We have incurred operating losses since inception, and at June 30, 2006, we had an accumulated deficit of A$56.9 million. Since our inception, we have relied primarily on the proceeds from sales of our equity and debt securities, consulting revenue, license fees and collaboration payments to fund our operations.

Cash and cash equivalents totaled A$15.4 million at June 30, 2006, compared to A$12.9 million at June 30, 2005. Under the terms of our initial convertible note agreement, we had a requirement to maintain net cash balances in excess of 30% of the outstanding principal balance (representing approximately A$6.2 million at June 30, 2006). In connection with a further amendment of the convertible note agreement dated October 17, 2006, the required minimum cash balance has been reduced to US$1.5 million (A$2.1 million) through March 30, 2007, after which the original 30% requirement will apply.

Net cash used in operating activities totaled A$21.7 million for the year ended June 30, 2006, compared to A$12,3 million for the year ended June 30, 2005. Research and development expenditure was the most significant expenditure item resulting in cash out flows during the years ended June 30, 2006 and 2005 and amounted to A$13 million and A$8.3 million, respectively. The increase of A$4.7 million was primarily related to research and development activities of CDS, which was acquired on December 30, 2005, and the commencement of the BrachySil primary liver cancer Phase IIb dose profiling study. Payments to suppliers and employees during the years ended June 30, 2006 and 2005 were A$10.9 million and A$4.8 million, respectively. The increase in payments from the year ended June 30, 2005 to the year ended June 30, 2006 consisted of increased expenses relating to additional administrative activities and the timing of cash payments related to these activities.

Net cash used in investing activities totaled A$5.6 million for the year ended June 30, 2006, compared to A$8.1 million for the year ended June 30, 2005. Cash flows from investing activities during the year ended June 30, 2005 included A$4.6 million cash paid on the acquisition of the remaining minority interest in pSiMedica and the for the year ended June 30, 2006 included A$4.0 million cash paid on the acquisition of CDS (net of cash acquired). The reduction in net cash used in investing activities was also attributable to a A$1.9 million reduction in purchases of plant and equipment in fiscal 2006 compared to fiscal 2005, primarily due to the construction of our clean room facility in Germany during 2005.

Net cash flows from financing activities totaled A$29.2 million for the year ended June 30, 2006 compared to A$3.6 million for the year ended June 30, 2005. Cash flows from financing activities during the year ended June 30, 2006 reflected the following:

•
in September 2005, we issued 665,000 ADSs (representing 6,650,000 of our ordinary shares) at a price of US$6.50 (A$8.48) each, raising US$4.3 million (A$5.7 million) before costs of A$468,873 in a private placement structured as a PIPE;

•
in November 2005, we issued a subordinated convertible promissory note in the principal amount of US$15 million (A$19.7 million) before costs of A$607,196 to an institutional investor. That note was amended and partially repaid via a payment of US$3.5 million (A$4.7 million) in September 2006 and is currently in the principal amount of US$12.5 million (A$17.1 million) and convertible into 6.25 million ADSs at a conversion price of US$2.00 per ADS, subject to adjustment based on certain events or circumstances, including a reset provision based on the market price as of April 30, 2007; and

•	in June 2006, we issued 10,515,811 new ordinary shares at a price of A$0.60 each, raising A$6.3 million, before costs, through a Rights Issue

Cash flows from financing activities during the years ended June 30, 2006 and June 30, 2005 also included A$27,521 and A$3.7 million, respectively, received related to the exercise of stock options.

Our existing cash resources will not be sufficient to support the commercial introduction of any of our current product candidates. In order to fund our operations, we will need to raise additional funds through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. Our future funding requirements will depend upon many factors, including, but not limited to:

•	costs and timing of obtaining regulatory approvals;

•	costs and timing of obtaining, enforcing and defending our patents and intellectual property;

•	progress and success of pre-clinical and clinical trials of BioSilicon and Durasert;

•	timing and degree of Retisert product sales resulting in royalty revenue;

•	progress and number of our research programs in development; and

•	success, if any, of the ongoing evaluations of our technology by third parties.

We do not know whether such additional financing will be available when needed or on terms favorable to us or our stockholders. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or to obtain funds through collaborations with others that are on unfavorable terms or that may require us to relinquish certain rights to our technologies or products, including potentially our Medidur product that we would otherwise seek to develop in collaboration with Alimera or our lead BioSilicon product that we would otherwise seek to develop on our own.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our primary activity is the development of products based on our Durasert, BioSilicon and CODRUG technologies. Our research and development expenses were A$17.9 million and A$8.3 million during the years ended June 30, 2006 and 2005, respectively. These research and development expenses consisted primarily of costs for research and development personnel, expenses for clinical trials and testing, laboratory facilities and depreciation on property, plant and equipment used solely for research and development activities. Such costs are charged to the operations as incurred. The increase in our research and development expenses in the latest fiscal year was attributable to:

•	the operations of pSivida Inc., primarily related to the Medidur for DME Phase III clinical trial in conjunction with Alimera Sciences and patent and legal costs; and

•	the ongoing development of our BioSilicon technology, including:

•	commencement of our Phase IIb clinical trial for lead product candidate BrachySil for the treatment of primary liver cancer;

•	a related increase in headcount, principally at our Malvern, UK and Singapore offices to support the commencement of the trial; and

•
depreciation expense related to the completion, in September 2005, of the construction of a cleanroom facility dedicated to the final process in the manufacture of BrachySil for future clinical and commercial use.

For a more detailed discussion of our research and development activities and policies, please see Item 4B, “Business Overview”.

D.	TREND INFORMATION

We are a development stage enterprise, and it is not possible for us to predict with any degree of accuracy the outcome of our ongoing research and commercialization efforts.

As in prior periods, our expenditures on research and development, as a proportion of total costs, are expected to be significant and to increase from the A$17.9 million incurred during the year ended June 30, 2006, unless cutbacks are required to conserve cash.

Our recent acquisition of CDS will have a significant impact on the nature of our business and operations as a whole, and therefore, we expect that our current reported financial information may not be indicative of our future results or financial condition. The results of the operations of CDS have been included since the December 30, 2005 acquisition date.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We currently do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our minimum contractual obligations as of June 30, 2006 for payments under our indebtedness (including capital leases), purchase obligations, operating leases and other obligations and the effects such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In Thousands of Australian Dollars)
Long-Term Debt Obligations:
Principal (a)	20,545	13,697	6,848	-	-
Interest (a) (b)	1,444	1,237	207	-	-
Operating Lease Obligations	2,363	893	1,366	104	-

Total	24,352	15,827	8,421	104	-

(a)
Represents principal balance of initial subordinated convertible note at June 30, 2006, with scheduled payments of principal and interest based upon potential note holder redemption options in effect at that date (see Note 10 to the audited consolidated financial statements).

(b)	Under certain conditions, scheduled interest payments may be made in the form of ADSs.

Since June 30, 2006, there have been no material changes with respect to our contractual obligations other than described below.

 Initial Subordinated Convertible Note. Pursuant to the terms of the initial US$15.0 million (A$20.5 million) convertible subordinated note dated November 16, 2005, unless earlier converted to ordinary shares, the investor had a contingent right to require us to prepay one-third of the note at the 12, 18 and 24 month anniversary of its issuance. The initial note was amended and restated as of September 14, 2006 and further amended by letter agreement dated October 17, 2006. Under the terms of the amendments, US$2.5 million (A$3.3 million) of the principal amount was repaid on September 14, 2006 and the investor has the unilateral right, unless the note is earlier converted to ADSs, to require us to repay US$6.25 million (A$8.3 million) of the remaining principal on each of July 31, 2007 and January 31, 2008. In addition, we paid US$1.0 million (A$1.3 million) on September 14, 2006, and we are obligated to pay US$800,000 (A$1.1 million) on December 28, 2006 and three equal payments of US$150,000 (A$205,000) each from January thru March 2007 as consideration for the above amendments and registration rights delay penalties.

New Subordinated Convertible Notes. On September 26, 2006, we issued US$6.5 million (A$8.5 million) of three year subordinated convertible notes bearing interest at 8% per annum. Unless earlier converted to ADSs, the investors have the right under certain circumstances, including the prior repayment in full of the initial subordinated convertible note, to require us to repay up to 50% of the initial principal amount on each of August 14, 2008 and February 14, 2009.

Alimera Sciences. In February 2005, CDS entered into a collaborative development and product license agreement with Alimera Sciences relating to the development of our Medidur for DME product. Under the agreement, we jointly fund the development costs with Alimera, with our share currently estimated to be approximately US$22.0 million (A$28.5 million) through 2010. Should development efforts be successful, Alimera Sciences will manufacture and sell the product for us, subject to a revenue sharing arrangement. In the event that we fail to make development payments exceeding US$2.0 million (A$2.7 million) for the product, Alimera Sciences may complete the development using other funds and substantially reduce our economic interest in any sales of the developed product from a share of profits to a sales-based royalty. As of November 30, 2006, we have chosen not to make accrued development payments to Alimera Sciences in an aggregate amount of approximately US$1.9 million (A$2.6 million).

On November 10, 2006, we signed a non-binding memorandum of understanding with Nordic under which, if consummated, Nordic would:

•	invest US$4.0 million (A$5.2 million) in newly issued shares of our preferred stock; and

•
invest US$22.0 million (A$28.5 million), over time, to fund our expected share of the costs, and to receive our profit share payments, under the collaborative development and product license agreement with Alimera Sciences for the development of our Medidur for DME product.

Nordic would invest US$3.5 million (A$4.5 million) at closing and the remaining US$18.5 million (A$24.0 million) in regular installments. These investments will fund the expected amount of our share of development costs under the Alimera Sciences license agreement. If our share of the development cost exceeds the budgeted amount of US$22.0 million (A$28.5 million), any such excess will be our financial responsibility.

Nordic and pSivida will share all revenue received as a result of the Medidur project as follows:

(1) until receipt by Nordic of amounts equal to four times its investment, 75% to Nordic and 25% to us; and thereafter

(2) until receipt by Nordic of amounts equal to eight times its investment, 50% to Nordic and 50% to us; and thereafter

(3) 20% to Nordic and 80% to us.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The members of the board of directors of pSivida and their principal occupations are as follows:

Name	Date of Appointment	Principal Occupation
Dr. Roger Brimblecombe (1)	March 5, 2002	Executive Chairman of the Board of Directors (principal executive officer), pSivida Limited
Mr. Stephen Lake	July 30, 2004	Investment Director, QinetiQ
Dr. David Mazzo	July 25, 2005	President and Chief Executive Officer, Chugai Pharma U.S.A
Mr. Michael Rogers	July 27, 2005	Vice President, Chief Financial Officer and Treasurer of Indevus Pharmaceuticals Incorporated
Dr. Paul Ashton	December 30, 2005	Executive Director of Strategy, pSivida Limited

(1) Dr. Roger Brimblecombe was appointed Executive Chairman of the Board of Directors on July 31, 2006.

Dr. Roger Brimblecombe

Dr. Brimblecombe, Ph.D., D.Sc., F.R.C.Path., C.Biol., F.I.Biol., is a former chairman of SmithKline and French Research Ltd. He is currently a Partner in MVM Life Science Partners LLP. He is also a non-executive director of Vertex Pharmaceuticals, Inc. (U.S.), Vertex Pharmaceuticals (Europe) Ltd and Tissue Science Laboratories Ltd. He has provided strategic consultancy services to research and development companies in Europe, the U.S. and Japan. He is a fellow of the Royal Society of Medicine, the Royal College of Pathologists and the Institute of Biology. He is consultant editor of Drug Discovery World magazine.

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

Dr. David Mazzo

Dr. Mazzo, BA (Hons), BSc (Hons), MSc, PhD, is President and Chief Executive Officer of Chugai Pharma U.S.A, and is based in New Jersey, U.S.A. Chugai Pharma U.S.A is part of the Roche group of companies and is a subsidiary of Chugai Pharmaceutical Company Limited (Japan), a global research-based pharmaceutical company. Dr. Mazzo holds a Bachelor of Arts with Honors (Interdisciplinary Humanities) and a Bachelor of Science with Honors in Chemistry from Villanova University, and a Master of Science in Chemistry and a PhD in Analytical Chemistry from the University of Massachusetts. He complemented his American education as a Research Fellow at the Ecole Polytechnique Federale de Lausanne, Switzerland. Dr. Mazzo is also a director of AMEX-listed Avanir Pharmaceuticals.

Michael Rogers

Mr. Rogers, BA, MBA, is Executive Vice President, Chief Financial Officer and Treasurer of Indevus Pharmaceuticals Incorporated, a biopharmaceutical company based in Lexington, Massachusetts, U.S.A. Mr. Rogers received an MBA from the Darden School of Business, University of Virginia and a BA, Political Science from Union College.

Dr. Paul Ashton

Dr. Ashton was the President and Chief Executive Officer of CDS prior to its acquisition by pSivida on December 30, 2005. He co-founded CDS in 1991 and served as a director of CDS, becoming President and Chief Executive Officer in 1996. As a scientist, Dr. Ashton is internationally renowned in the field of ocular drug delivery and is one of the inventors of Vitrasert and Retisert. He has authored over 200 papers and abstracts, holds more than 25 patents and has more than 150 pending patent applications. Dr. Ashton received a Bachelor of Science in Chemistry from Durham University, England and a PhD in pharmaceutical science for the University of Wales.

Recent Changes

Mr. Gavin Rezos resigned as Managing Director of pSivida Limited on July 31, 2006 after having served as Managing Director since December 1, 2000. Ms. Alison Ledger was an independent director from July 30, 2004 until her resignation on January 11, 2006. Ms. Heather Zampatti, a non-executive director, resigned from pSivida’s board on August 28, 2006. She was originally appointed on January 12, 2006.

Executive Officers

The current executive officers of pSivida and their titles are as follows:

Name	Title
Dr. Paul Ashton	Executive Director of Strategy
Dr. Roger Brimblecombe	Executive Chairman of the Board of Directors (principal executive officer)
Mr. Aaron Finlay	Company Secretary
Ms. Lori Freedman	Vice President for Corporate Affairs, General Counsel and Company Secretary
Mr. Michael Soja	Vice President of Finance, Chief Financial Officer and Treasurer

Aaron Finlay

Mr. Finlay joined pSivida as of May 17, 2004, as CFO and Company Secretary. Following our merger with CDS, he became Company Secretary of pSivida Limited. Prior to joining pSivida, Mr. Finlay was INVESCO Australia’s Chief Financial Officer where he had responsibility for the operations of finance, as well as the compliance, legal, and human resources functions. Prior to that position, he was head of group tax and treasury for INVESCO’s global operations in London. Prior to joining INVESCO, Mr. Finlay worked for PricewaterhouseCoopers (then Price Waterhouse) in London and Perth.

Lori Freedman

Ms. Freedman was appointed Vice President for Corporate Affairs, General Counsel and Company Secretary of pSivida Limited on May 23, 2006. She served as CDS’ Vice President of Corporate Affairs, General Counsel, and Secretary since 2001. From March 2001 through September 2001, Ms. Freedman served as Vice President, Business Development, and Counsel of Macromedia, Inc., a provider of software for creating Internet content and business applications. She served as Vice President, General Counsel, and Secretary of Allaire Corporation, a provider of Internet infrastructure for building business applications, from 1999 until Allaire was acquired by Macromedia in 2001. From May 1998 to December 1998, she worked for Polaroid Corporation as a Corporate Counsel. Prior to joining Polaroid, Ms. Freedman was with the law firm of McDermott, Will & Emery. Ms. Freedman received a B.S. in Economics and Psychology from Brandeis University and a J.D. from Boston University.

Michael Soja

Mr. Soja was appointed Vice President of Finance and CFO of pSivida Limited on May 23, 2006. Prior to his appointment, he served as CDS’ Vice President of Finance and Chief Financial Officer since 2001. From 1974 to 2001, he was employed by XTRA Corporation, a lessor of transportation equipment, serving as Vice President and Chief Financial Officer from 1980 to 2001. Mr. Soja received a B.A. in Mathematics from the College of the Holy Cross in 1970, an M.S. in Accounting from Northeastern University in 1971 and an M.B.A. from Babson College in 1978.

Recent Changes

Paul Ashton was appointed Executive Director of Strategy of pSivida Limited on December 30, 2005. Aaron Finlay’s position was changed from CFO and Company Secretary of pSivida Limited to Company Secretary of pSivida Limited on that same day. Michael Soja was appointed Vice President of Finance, CFO, and Treasurer of pSivida Limited on May 23, 2006 and Lori Freedman was appointed Vice President for Corporate Affairs, General Counsel and Company Secretary of pSivida Limited on the same day. Gavin Rezos resigned from his position as Managing Director of pSivida Limited on July 31, 2006.

B.	COMPENSATION

The remuneration committee of our board issues recommendations on compensation of directors and officers, which are approved by our full board, which approval must include a majority of the independent directors.

Remuneration for the services of our directors are formalized in a service agreement. These agreements generally provide for a base salary, insurance benefits and reimbursement of expenses incurred on our behalf. Details of the nature and amount of each element of compensation paid to our directors and executive management for the year ended June 30, 2006 are shown in the following table.

	Short-term benefits			Post- employment	Share-based payments		Proportion related to
	Salary and fees	Bonus (1)	Other benefits	Super-annuation	Options * (2)	Total	perfor- mance
	A$	A$	A$	A$	A$	A$	%
Directors
Dr. R. Brimblecombe	223,218	-	-	-	101,898	325,116	31.3
Mr. G. Rezos	467,437	257,000	6,366	14,648	306,681	1,052,132	53.9
Dr. P. Ashton	184,159	-	4,776	5,542	48,195	242,672	19.9
Mr. S. Lake	25,000	-	-	-	-	25,000	-
Dr. D. Mazzo	32,102	-	-	-	32,852	64,954	-
Mr. M. Rogers	37,213	-	-	-	32,852	70,065	-
Ms. H. Zampatti	15,613	-	-	1,405	-	17,018	-
Dr. R. Aston	304,121	26,600	-	4,560	-	335,281	7.9
Ms. A. Ledger	15,806	-	-	1,423	-	17,229	-
Total	1,304,669	283,600	11,142	27,578	522,478	2,149,467
Other key management personnel
Dr. M. Parry-Billings	303,059	-	7,703	36,367	144,238	491,367	29.4
Mr. A. Finlay	253,215	60,000	8,380	28,189	96,979	446,763	35.6
Dr. A. Kluczewska	250,000	-	4,774	-	49,603	304,377	16.6
Prof L Canham	197,476	-	6,389	22,498	28,083	254,446	11.0
Mr. S. Connor	182,444	-	8,608	21,893	32,033	244,978	13.1
Dr. J. Ogden	171,449	-	5,233	20,574	24,133	221,389	10.9
Ms. L. Freedman (3)	40,099	-	2,114	2,021	22,893	67,127	34.1
Mr. M. Soja (4)	40,099	-	2,114	2,021	22,893	67,127	34.1
Total	1,437,841	60,000	45,315	133,563	420,855	2,097,574
Total	2,742,510	343,600	56,457	161,141	943,333	4,247,041

*	These options had no intrinsic value at the date of issue.

(1)
Bonuses were paid in October 2005 to executive directors and staff as short term incentives following the achievement of key milestones following a recommendation from our Remuneration Committee. No other bonuses have been paid by the Company up to the date of issuing this report.

(2)
A total of 900,000 options were issued to directors and employees in November 2005. The options are exercisable at A$0.80, being a 10% premium to the share price at the time that the options were announced (subject to shareholder approval) in April 2005. The options are subject to varying vesting conditions and expire on March 31, 2010.

A total of 400,000 options were issued to directors and employees in November 2005. The options are exercisable at A$0.92, being a 10% premium to the 10 day weighted average share price prior to the date of the Notice of Meeting to approve the grant of the options. The options are subject to varying vesting conditions and expire on September 30, 2010.

A total of 1,850,000 options were issued to directors and employees in December 2005. The options are exercisable at A$0.92, being a 10% premium to the 10 day weighted average share price prior to the date of the Notice of Meeting to approve the grant of the options. The options are subject to varying vesting and performance conditions and expire on September 30, 2010. Of these options issued to directors and employees the following have performance conditions as detailed below:

Dr. P. Ashton	500,000
Subject to 250,000 vesting in 12 months and 250,000 vesting in 24 months from the date of grant. We have the right, with respect to the 250,000 vesting in 24 months, to require performance conditions to be met in relation to the vesting of these options as advised by management and applied by the Board and Remuneration Committee.

Ms. L. Freedman	237,500
Subject to 118,750 vesting in 12 months and 118,750 vesting in 24 months from the date of grant. We have the right, with respect to the 118,750 vesting in 24 months, to require performance conditions to be met in relation to the vesting of these options as advised by management and applied by the Board and Remuneration Committee.

Mr. M. Soja	237,500
Subject to 118,750 vesting in 12 months and 118,750 vesting in 24 months from the date of grant. We have the right, with respect to the 118,750 vesting in 24 months, to require performance conditions to be met in relation to the vesting of these options as advised by management and applied by the Board and Remuneration Committee.

(3)
Excludes salary and fees (A$145,942), benefits (A$10,209) and post-employment superannuation ($9,306) attributable to Ms Freedman for the period from December 30, 2005 to May 23, 2006 (date of appointment as executive officer).

(4)
Excludes salary and fees (A$145,942), benefits (A$10,240) and post-employment superannuation (A$7,389) attributable to Mr. Soja for the period from December 30, 2005 to May 23, 2006 (date of appointment as executive officer).

Pension, Retirement or Similar Benefits

Under Australian government regulations, we are legally required to contribute 9% of our Australian employees’ gross income to an approved superannuation fund. For the years ended June 30, 2006 and 2005, employer contributions totaled A$130,651 and A$44,005, respectively. Employees are entitled to contribute additional amounts to the fund at their own discretion. We make the required contribution to each employee’s nominated Superannuation Fund. Contributions by pSivida of up to 9% of employees’ wages and salaries are legally enforceable in Australia.

pSiMedica operates a defined contribution pension scheme. The pension cost charges for the years ended June 30, 2006 and 2005 under the defined contribution scheme were £96,504 (A$229,384) and £79,411 (A$195,863), respectively.

pSivida Inc. offers a savings plan to eligible employees that is intended to qualify under Section 401(k) of the Internal Revenue Code. Participating employees may contribute up to US$15,000 of their pre-tax compensation, subject to certain limitations. pSivida Inc. matches employee contributions up to a maximum of 5% of the employees qualified compensation, total contributions were US$44,503 (A$59,878) for the period from December 30, 2005 (date of acquisition) through June 30, 2006.

C.	BOARD PRACTICES

The business of pSivida is managed by its directors. The directors exercise all of the powers that our constitution, the Corporations Act 2001, the Australian Stock Exchange or the Australian Stock Exchange Listing Rules do not reserve to the shareholders in general meeting. Compensation for the services of our independent directors is detailed in a service agreement which does not provide for benefits upon termination. Compensation for the services of our officers that also serve as directors is detailed in their respective employment documentation. Both Dr. Brimblecombe and Dr. Ashton would receive benefits in the event that his employment or role were to be terminated as follows:

•
In the event that Dr. Brimblecombe is terminated for other than cause, he would be entitled to severance benefits in the amount of six months base salary. In addition, all of his unvested options and restricted stock would automatically and immediately vest.

•
In the event that Dr. Ashton is terminated for other than cause, he would be entitled to severance benefits in the amount of one year’s base salary and a pro rated potion of the maximum bonus to which he was eligible in the year of termination. In addition, we would be obligated to provide medical, life and disability insurance benefits to him for 12 months after termination, and all of his unvested options and restricted stock would automatically and immediately vest.

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

The board delegates responsibility for the operation and administration of our company and its subsidiaries to the managing director or executive chairman.

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

Our constitution provides that the board may appoint a director at any time other than during a general meeting. However, any director so appointed automatically retires at the next general meeting and must seek re-election at that general meeting. Otherwise, our constitution permits the election of a director at general meeting and by ordinary resolution. One third of directors other than the director who is the managing director (or is one of the managing directors and has been nominated by the board as exempt from retirement) must retire at each Annual General Meeting. If the applicable number of directors is not a multiple of three, the nearest whole number to one third is applied in determining how many directors must retire from office. This will mean that for the year ending June 30, 2007, (subject to the appointment of any new directors by the company in general meeting prior to the 2007 Annual General Meeting), two of the current five directors must retire and will be eligible for re-election. The directors chosen to retire will be the directors who have held office the longest since last being elected or appointed. If additional directors are appointed and more than one director is required to retire, then where two or more directors have held office for the same amount of time, they may agree which of them will retire and if they cannot decide they will draw lots.

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

Both Gavin Rezos and Roger Aston were appointed directors of pSivida Limited by a resolution of shareholders at a general meeting of shareholders on November 24, 2000 becoming effective on December 1, 2000. Dr. Brimblecombe was appointed a director on March 5, 2002. Dr. Aston was re-elected at a general meeting by ordinary resolution on October 21, 2003 and did not stand for re-election at pSivida’s annual general meeting held on November 15, 2005. At the general meeting held on November 17, 2004, Dr. Brimblecombe was re-elected. Mr. Lake and Alison Ledger were appointed directors by a resolution of shareholders at a general meeting of shareholders held on July 30, 2004. Dr. Mazzo and Mr. Rogers were appointed by the board and re-elected at our annual general meeting held on November 15, 2005. Dr. Ashton was appointed a director on December 30, 2005. Ms. Ledger resigned as a director on January 11, 2006, and the board appointed Heather Zampatti as a director on the same date. Dr. Brimblecombe was appointed executive chairman of the board on July 31, 2006 and Mr. Rezos resigned from his position as managing director on that same day. Ms. Zampatti resigned from the board on August 28, 2006.

Compliance with U.S. law and NASDAQ rules regarding director independence, shareholder approvals and other matters.

General

Pursuant to the Sarbanes-Oxley Act of 2002, the SEC has issued new rules that, among other things, require NASDAQ to impose independence requirements on each member of the audit committee of a listed company. The NASDAQ rules implement two basic criteria for determining independence: (1) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (2) audit committee members of an issuer that is not an investment company may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

The SEC defines “affiliate” for non-investment companies as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with” the person specified”. The term “control” is proposed to be consistent with the other definitions of this term under the Exchange Act as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise”. A safe harbor has been proposed by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer.

For purposes of NASDAQ rules, an “independent director” is a person who is not an officer or employee of the company or any of its subsidiaries and who does not have a relationship that, in the opinion of the board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

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

Independence of Directors

The board of directors considers Messrs. Mazzo and Rogers to be independent directors. We granted 200,000 options to both Dr. Mazzo and Mr. Rogers on November 15, 2005.

The board of directors considers Mr. Lake to be an independent director. Mr. Lake was separately recommended by the nomination committee of the board on the basis of his extensive experience in building and developing growth technology businesses. Mr. Lake is currently employed by and responsible for managing and developing the QinetiQ Ventures portfolio of spin-out companies. QinetiQ is currently our largest shareholder, holding approximately 9.0% of our issued share capital at October 31, 2005. The board does not consider that QinetiQ’s shareholding affects Mr. Lake’s independence on the basis that QinetiQ has sufficient and suitably documented policies and procedures in place separating Mr. Lake and the corporate department of QinetiQ responsible for all dealing in relation to their interest in pSivida’s ordinary shares.

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

The nomination committee must be comprised of at least two members of the board. The terms of appointment to the nomination committee are at the discretion of the board and vacancies may be filled as they arise. From August 2, 2004 until November 14, 2005, the members of the nomination committee were Dr. Brimblecombe (chairperson), Ms. Ledger and Dr. Aston. From November 14, 2005 until January 11, 2006, the members of the nomination committee were Dr. Brimblecombe (chairperson) and Ms. Ledger. Since September 29, 2006, the nomination committee consists of all members of the board.

Remuneration Committee

The role of the remuneration committee is to assist the board in ensuring that appropriate and effective remuneration packages and policies for the Managing Director and executive directors are implemented within our company and its subsidiaries. The remuneration committee’s role also extends to the review of non-executive directors’ fees.

The duties and responsibilities of the remuneration committee are to:

•	review and recommend to the board remuneration policies and packages for the Managing Director, executive directors and direct reports of the Managing Director;

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

The decisions of the committee, as contained in its minutes, shall constitute recommendations to the board. The board has adopted procedures whereby any action taken based on a recommendation of the remuneration committee must be ratified by a majority of the independent directors. In addition, the compensation of our chief executive officer will be determined, or recommended to the board for determination, either by a majority of the independent directors or a compensation committee comprised solely of independent directors. Further, our chief executive officer may not be present during voting or deliberations. Compensation of all other executive officers will also be determined, or recommended to the board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors.

The remuneration committee is comprised of at least two members of the board. From August 2, 2004 until November 15, 2005, the members of the remuneration committee were Dr. Brimblecombe (Chairman), Mr. Lake and Dr. Aston. Since November 15, 2005 the members of the remuneration committee have been Dr. Brimblecombe (Chairperson), Mr. Lake and Dr. Mazzo.

The terms of appointment to the remuneration committee are at the discretion of the board and vacancies may be filled as they arise.

Audit and Compliance Committee

The board established the audit and compliance committee to facilitate:

•	the effective operation of systems and controls which minimize financial and operational risk;

•	reliable financial and management reporting policies and procedures;

•	compliance with laws and regulations;

•	maintenance of an effective and efficient internal and external audit process; and

•	oversight of the accounting and financial reporting process of the company and the audits of the company’s financial statements.

The audit and compliance committee is particularly concerned with audit compliance amongst our company and its subsidiaries.

The audit and compliance committee is directly responsible to the board for the following:

•	ensuring appropriate accounting policies and procedures are defined, adopted and maintained;

•	ensuring that operating and management reporting procedures, and the system of internal control, are of a sufficiently high standard to provide timely, accurate and relevant information;

•	reviewing the financial statements prior to their approval by the board;

•	reviewing the scope of work including approval of strategic and annual audit plans and effectiveness of both the external and internal audit functions;

•	monitoring the proper operation of and issues raised through our subsidiaries’ audit and compliance committees;

•	ensuring that appropriate processes are in place to ensure compliance with all legal requirements;

•	ensuring that all internal and industry codes of conduct and standards of corporate behavior are being complied with;

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

The audit and compliance committee must be comprised of at least three members of the board who shall meet the independence and experience requirements of the SEC and NASDAQ. At least one of the members of our audit and compliance committee appointed by the board shall be determined by the board to be a financial expert as defined by the SEC and NASDAQ, and all such members shall be able to read and understand fundamental financial statements. From August 2, 2004 to July 28, 2005 the members of the audit and compliance committee were Ms. Ledger (Chair), Dr. Brimblecombe and Mr. Lake. From July 28, 2005 to January 11, 2006 the members of the audit and compliance committee were Mr. Rogers (Chair), Ms. Ledger and Dr. Mazzo. Since Ms. Zampatti’s resignation, from January 12, 2006 to September 19, 2006, the members of the audit and compliance committee were Mr. Rogers (Chair) and Dr. Mazzo. Since September 20, 2006, the members of the audit and compliance committee are Mr. Rogers (Chair), Dr. Mazzo and Mr. Lake. Since July 28, 2005, the committee’s financial expert has been Mr. Rogers.

The terms of appointment to the audit and compliance committee are at the discretion of the board and vacancies may be filled as they arise.

Conduct and Ethics

Our code of conduct was adopted on June 30, 2003 and was made available from the corporate governance sections of our website on July 1, 2003. The code of conduct applies to all of our employees including the Executive Chairman and Chief Financial Officer and covers a broad range of issues and practices necessary to maintain confidence in our integrity, including procedures in relation to:

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

In obtaining shareholder approval for the issuance of shares underlying the initial convertible note issued by us on November 16, 2005 and the new convertible notes issued on September 26, 2006, we obtained shareholder approval pursuant to our home country practice as embodied in ASX Listing Rule 7.1, and while the issuance of the shares was approved, we did not specifically request approval under NASDAQ Marketplace Rule 4356(i)(1).

D.	EMPLOYEES

The following table summarizes the number of our employees as of June 30, 2006, 2005 and 2004, by geography and separated by category of research and development (R&D) and administration (Admin):
	At June 30, 2006			At June 30, 2005			At June 30, 2004
	R&D	Admin	Total	R&D	Admin	Total	R&D	Admin	Total
United States	7	5	12	-	-	-	-	-	-
United Kingdom	18	6	24	17	5	22	12	7	19
Australia	6	11	17	10	13	23	1	7	8
Singapore	2	-	2	4	-	4	-	-	-
Total	33	22	55	31	18	49	13	14	27

Our total number of employees has been reduced to 43 as of October 31, 2006, primarily associated with reductions in research operations located in the United Kingdom and Singapore.

Australian, UK, Singaporean and U.S. labor laws and regulations are applicable to all of our employees depending upon their location of employment. The laws concern various matters, including severance pay rights at termination, retirement or death, length of work day and work week, minimum wage, overtime payments and insurance for work related accidents.

E.	SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of November 30, 2006 regarding the beneficial ownership by each of our directors and executive officers:

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Held	+	Ordinary Shares Acquirable Within 60 Days	=	Total Beneficial Ownership (1)	Percent of Ordinary Shares Beneficially Owned (2)

Directors and Executive Officers of pSivida Limited:
R. Brimblecombe (3)	613,200		1,324,111		1,937,311	*
S Lake	—		242,061		242,061	*
D Mazzo	20,000		200,000		220,000	*
M Rogers	—		200,000		200,000	*
P Ashton (4) (5)	17,664,080		1,130,700		18,794,780	4.49%
A Finlay (6)	15,000		1,100,000		1,115,000	*
L Freedman (7)	2,786,320		118,750		2,905,070	*
M Soja (8)	3,060,460		118,750		3,179,210	*
R Aston (9) (10) **	7,093,586		1,549,111		8,642,697	2.12%
G Rezos (11) (12) **	11,490,282		5,171,030		16,661,312	4.00%
A Ledger (13) **	1,900,000		200,000		2,100,000	*
H Zampatti **	170,179		—		170,179	*

Other pSivida Group Executive Officers:
L Canham (14)	3,730,000		851,789		4,581,789	1.13%
A Kluczewska (15)	—		1,425,000		1,425,000	*
J Ogden (16)	—		529,708		529,708	*
M Parry-Billings (17)	—		320,000		320,000	*
S Connor (18) **	189,000		444,645		633,645	*
	48,732,107		15,325,655		64,057,762	13.74%
All Current Directors and Officers as a Group	27,889,060		7,960,869		35,849,929	8.15%

*	These Executive Officers and Directors hold less than 1% of our outstanding capital stock.

**	Closing balance at date of resignation.

(1)
The number of ordinary shares beneficially owned is determined in accordance with the rules of the SEC. Under such rules, a person is deemed to have “beneficial ownership” of any shares over which that person has voting or investment power, or shares such power, plus any ordinary shares related to stock options currently exercisable, or exercisable within 60 days of November 30, 2006.

(2)
The percent of ownership for each stockholder on November 30, 2006 is calculated by dividing (a) the total number of shares beneficially owned by the stockholder by (b) the sum of (i) 399,711,107 ordinary shares issued and outstanding as of November 30, 2006 and (ii) the total of ordinary shares related to stock options currently exercisable, or exercisable within 60 days of November 30, 2006, for that stockholder.

(3)
Of such options, 400,000 are held directly by Dr. Brimblecombe available to be exercised into an equal number of ordinary shares with an exercise price of A$0.61 per share expiring on December 31, 2007; 549,111 are held directly by Dr. Brimblecombe available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009; 300,000 are held directly by Dr. Brimblecombe available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on March 31, 2010; and 75,000 are held directly by Dr. Brimblecombe available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010.

(4)	Of such shares, 16,992,810 are held directly by Dr. Ashton and 671,270 are held by Dr. Ashton Children’s Irrevocable Trust as to which Dr. Ashton disclaims beneficial ownership.

(5)
Of such options, 352,280 are held directly by Dr. Ashton and available to be exercised into an equal number of ordinary shares with an exercise price of US$0.22709 per share expiring on August 25, 2009; 528,420 are held directly by Dr. Ashton available to be exercised into an equal number of ordinary shares with an exercise price of US$0.17742 per share expiring on September 18, 2007; and 250,000 are held directly by Dr. Ashton available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010.

(6)
Of such options 700,000 are held by Mrs. Sophie Finlay as trustee for the Aylesford Trust available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring on August 5, 2009; 200,000 are held by Mrs. Sophie Finlay as trustee for the Aylesford Trust available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on March 31, 2010; and 200,000 are held by Mrs. Sophie Finlay as trustee for the Aylesford Trust available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010. In addition, 43,504 options are held by Mrs. Sophie Finlay as trustee for the Aylesford Trust available to be exercised into an equal number of ordinary shares in AION Diagnostics, Inc. (a subsidiary company) with an exercise price of Nil expiring on February 3, 2008.

(7)	Of such options, 118,750 are held directly by Ms. Freedman available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010.

(8)	Of such options, 118,750 are held directly by Mr. Soja available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010.

(9)
Of such shares, 5,618,586 are held directly by Dr. Aston, 1,475,000 are held by Equity Insinger (Trust) (Jersey) Ltd, a Jersey corporation owned by Dr. Aston. Dr. Aston may be deemed to be the beneficial owner of the ordinary shares held directly by Insinger Equity (Trust) (Jersey) Ltd.

(10)
Of such options, 500,000 are held directly by Dr. Aston available to be exercised into an equal number of ordinary shares with an exercise price of A$0.61 per share expiring on December 31, 2007; 49,111 are held directly by Dr. Aston available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009 and 1,000,000 are held by Newtonmore Biosciences Pty Ltd, an Australian corporation owned by Dr. Aston, available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009. Dr. Aston may be deemed to be the beneficial owner of the options held directly by Insinger (Trust) Jersey Ltd and Newtonmore Biosciences Pty Ltd.

(11)
Of such shares, 2,018,630 are directly held by Mr. Rezos, 3,325,717 are held by Joanne Rezos, Mr. Rezos’ wife, 3,059,333 are held by Mr. and Mrs. Rezos as trustees for the Rezos family superannuation Fund, 2,510,607 are held by Aymon Pacific Pty Ltd as trustee for the Jerezos Discretionary Trust and 376,995 are held by Viaticus Capital Pty Ltd, a Australian corporation owned by Mr. Rezos. Mr. Rezos may be deemed to be the beneficial owner of the ordinary shares held directly by Aymon Pacific Pty Ltd as trustee for the Jerezos Discretionary Trust, Mr. and Mrs. Rezos as trustees for the Rezos Family Superannuation Fund, Mrs. Rezos and Viaticus Capital Pty Ltd. Mr. Rezos resigned as Managing Director of pSivida Limited on July 31, 2006.

(12)
Of such options, 2,771,030 are held directly by Mr. Rezos available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009; 1,200,000 are held by Aymon Pacific Pty Ltd as trustee for the Jerezos Discretionary Trust available to be exercised into an equal number of ordinary shares with an exercise price of A$0.61 per share expiring on December 31, 2007; 600,000 are held directly by Mr. Rezos available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on March 31, 2010; and 600,000 are held by Mrs. Joanne Rezos available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010. Mr. Rezos resigned as Managing Director of pSivida Limited on July 31, 2006. In addition, 166,500 options are held by Mr. Rezos available to be exercised into an equal number of common stock of AION Diagnostics, Inc. (a subsidiary company) with an exercise price of Nil expiring on February 3, 2008.

(13)	Ms. Ledger resigned from her position as independent director on January 11, 2006.

(14)
Of such options, 739,289 are held directly by Prof Canham available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009 and 112,500 are held directly by Prof Canham available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on March 31, 2010.

(15)
Of such options, 1,200,000 are held directly by Dr. Kluczewska available to be exercised into an equal number of ordinary shares with an exercise price of A$0.61 per share expiring in December 2007; 100,000 are held directly by Dr. Kluczewska available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009 and 125,000 are held directly by Dr. Kluczewska available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on March 31, 2010. In addition, 297,024 options are held by Dr. Kluczewska available to be exercised into an equal number of ordinary shares in AION Diagnostics, Inc. (a subsidiary company) with an exercise price of Nil expiring on February 3, 2008.

(16)
Of such options, 429,708 are held directly by Dr. Ogden available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009 and 100,000 are held directly by Dr. Ogden available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on March 31, 2010.

(17)
Of such options, 320,000 are held directly by Dr. Mark Parry-Billings available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on March 31, 2010.

(18)
Of such options, 319,645 held directly by Mr. Connor available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009 and 125,000 are held directly by Mr. Connor available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on March 31, 2010.

Stock Option Plan

At our annual general meeting on November 1, 2001, shareholders approved the Employee Share Option Plan, or ESOP, whereby directors and executives of the consolidated entity are issued options over the ordinary shares of pSivida. Shareholders re-approved the ESOP at the Company’s annual general meeting held on November 17, 2004. The options are issued without consideration in accordance with performance guidelines established by the board of directors of pSivida. The ESOP is administered by pSivida’s board. The following table presents option grant information as of November 30, 2006.

Options outstanding	Weighted Average exercise price
20,756,172	A$0.92

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares, including shares held by means of ADSs. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Shareholder	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)
QinetiQ Group Plc	35,699,629	(3)	8.93%
Bausch & Lomb Incorporated	21,136,940	(4)	5.29%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Except as indicated below, all ordinary shares have equal voting rights.

(2)	The percentages are based on 399,711,107 ordinary shares issued and outstanding as of November 30, 2006.

(3)
Of such shares, 10,053,203 are held directly by QinetiQ Group Plc, and 25,646,426 are held indirectly by QinetiQ Group Plc. QinetiQ’s address is Cody Technology Park, Ively Road, Hampshire GU14 OLX, United Kingdom.

(4)	Held in the form of ADSs, each of which represents 10 ordinary shares.

We have also issued convertible notes and warrants to four investors. Those securities are convertible into our ordinary shares or ADSs (each of which represents 10 ordinary shares). If the securities issued to the holders of our convertible notes were fully exercised and converted, the holders’ ownership would be as follows:

•
Castlerigg Master Investments Ltd. As of September 14, 2006, Castlerigg Master Investments Ltd. had the right to acquire 62,500,000 ordinary shares upon conversion of the outstanding principal amount of its note of US$12.5 million (A$17.1 million), the equivalent of 6,338,030 ordinary shares upon exercise of warrants to purchase 633,803 ADSs at an exercise price of US$7.17 per ADS, and the equivalent of 57,000,000 ordinary shares upon exercise of warrants to purchase 5,700,000 ADSs at an exercise price of US$1.80 per ADS. Such ordinary shares would represent approximately 24.0% of our outstanding ordinary shares.

•
Australian IT Investments Limited. As of September 26, 2006, Australian IT Investments Limited had the right to acquire 5,454,750 ordinary shares upon conversion of the outstanding principal amount of its note of US$1.09 million (A$1.49 million) and the equivalent of 8,545,780 ordinary shares upon exercise of warrants to purchase 854,578 ADSs at an exercise price of US$2.00 per ADS. In addition, in September 2005, Australian IT Investments Limited purchased ADSs representing 4,000,000 ordinary shares and warrants to purchase ADSs representing 400,000 ordinary shares. In the aggregate, such ordinary shares would represent approximately 4.46% of our outstanding ordinary shares.

•
Absolute Octane Fund Limited. As of September 26, 2006, Absolute Octane Fund Limited had the right to acquire 12,045,250 ordinary shares upon conversion of the outstanding principal amount of its note of US$2.409 million (A$3.3 million) and the equivalent of 12,204,230 ordinary shares upon exercise of warrants to purchase 1,220,423 ADSs at an exercise price of US$2.00 per ADS. In September 2005, Absolute Octane purchased ADSs representing 1,500,000 ordinary shares and warrants to purchase ADSs representing 150,000 ordinary shares. In the aggregate, such ordinary shares would represent approximately 6.11% of our outstanding ordinary shares.

•
Absolute European Catalyst Fund. As of September 26, 2006, Absolute European Catalyst Fund had the right to acquire 15,000,000 ordinary shares upon conversion of the outstanding principal amount of its note of US$3.0 million (A$4.1 million) and the equivalent of 13,500,000 ordinary shares upon exercise of warrants to purchase 1,350,000 ADSs at an exercise price of US$2.00 per ADS. In the aggregate, such ordinary shares would represent approximately 6.66% of our outstanding ordinary shares. It is our understanding that Absolute Octane Fund and Absolute European Catalyst Fund are affiliated entities. Therefore, persons controlling these entities would beneficially own approximately 12.02% of our ordinary shares.

 As of December 1, 2006, Castlerigg had elected to convert US$242,680 (A$326,393) of the remaining principal amount of and US$2,320 (A$3,178) of associated interest on the note into 122,500 ADSs (1,225,000 ordinary shares). As of December 1, 2006, Australian IT had elected to convert US$288,043 (A$394,525) of the principal amount of and US$1,957 (A$2,680) of associated interest on the notes into 145,000 ADSs (1,450,000 ordinary shares). We do not know whether the investors continue to hold shares issued upon those conversions.

Notwithstanding the preceding paragraphs, under the terms of the convertible notes and the warrants described above, the investors do not have the right to convert any portion of the then unconverted principal amount of the notes or exercise any portion of the then unexercised warrants if the investors would as a result own, directly or indirectly, in excess of 4.99% of the number of ordinary shares outstanding immediately after giving effect to such conversion. By written notice, the investors may increase this maximum percentage to not in excess of 9.99%, provided that such increase will not be effective until 61 days after such notice is delivered to us.

As of October 31, 2006, we had 397,036,107 ordinary shares on issue, of which 129,803,431 were held by 3,150 Australian resident holders and 267,232,676 were held by 1,103 foreign holders. Of the foreign holders, 966 representing 168,993,180 ordinary shares, or 42.6%, are known by us to have U.S. addresses at October 31, 2006.

As of October 31, 2006, we had 122,815,652 options and warrants convertible into ordinary shares on issue, of which 11,115,141 were held by 16 Australian resident holders and 111,700,511 were held by 59 foreign holders. Thirty-two of the foreign holders, representing 70,584,510 options, are known by us to have U.S. addresses as of October 31, 2006.

QinetiQ on behalf of itself and its affiliates has entered into a deed poll whereby it has pledged that, until October 26, 2009, if at any time it holds 10% or more of our outstanding ordinary shares, it will exercise its voting rights in line with the majority of proxy votes exercisable by validly appointed proxies in relation to any resolution of our shareholders. The deed poll can be enforced by any of our shareholders. ‘‘‘The voluntary restriction on QinetiQ is irrevocable and applies for a period of five years until October 26, 2009.

We are not aware of any direct or indirect ownership or control of pSivida by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. We do not know of any arrangements, the operation of which may at a subsequent date result in a change in control of pSivida.

B.	RELATED PARTY TRANSACTIONS

During the year ended June 30, 2006, and for the subsequent period through October 31, 2006, we incurred costs of £58,843 (approximately A$127,981) and £1,711 (approximately A$4,245, respectively, to QinetiQ for the use of laboratory facilities and for patent filing and administration. Following the transaction on August 4, 2004 to acquire the shares in pSiMedica that pSivida did not already own, QinetiQ and its related entities held approximately 17.5% of pSivida’s issued share capital. At November 30, 2006, QinetiQ’s ownership interest in pSivida was reduced to approximately 8.93%, principally as a result of the December 30, 2005 acquisition of CDS.

During the year ended June 30, 2006, we incurred consultancy fees and other amounts totaling A$273,467 from Newtonmore Biosciences Pty Ltd, a company controlled by Dr. Aston, our Director of Strategy until his resignation on November 15, 2005. These fees and other amounts for the year ended June 30, 2006 have been included in compensation of directors and officers in Item 6B.

During the year ended June 30, 2006 and from July 1, 2006 until July 31, 2006 (the date of resignation of Mr. Rezos as a director), we incurred amounts of A$561,687 and A$38,750, respectively, from Viaticus Capital Pty Ltd, a company controlled by Mr. Rezos, for consulting services provided by Mr. Rezos and for other amounts. The consulting services for the year ended June 30, 2006 have been included in compensation of directors and officers in Item 6B.

During the year ended June 30, 2006 and for the subsequent period through July 31, 2006, we incurred costs of A$117,638 and A$6,666, respectively, from Albion Capital Partners, of which Mr. Rezos is a partner, for sublease of BGC Centre office space. During the year ended June 30, 2006 and for the subsequent period through July 31, 2006, we incurred costs of A$111,226 and Nil, respectively, from Albion Capital for financial analysis and accounting services.

During the year ended June 30, 2006, and for the subsequent period through October 31, 2006, we incurred consultancy fees and other payments of A$250,000 and A$83,333, respectively, to Integrin Consulting Pty Ltd, a company controlled by Dr. Kluczewska. A further amount of A$146,700 and A$55,514, respectively, were incurred to Integrin Consulting Pty Ltd for office staff costs. The consulting services for the year ended June 30, 2006 have been included in compensation of officers in Item 6B.

During the year ended June 30, 2006, and for the subsequent period through October 31, 2006, we incurred costs of A$53,289 and A$68,508, respectively, to Mirimar Property Partners Pty Ltd, of which Dr. Kluczewska and Mr. Rezos are partners, for the lease of the Mirimar Building office space.

During the year ended June 30, 2005, CDS (now pSivida Inc.) revised a license agreement with Bausch & Lomb Incorporated, a large shareholder in CDS. CDS received an immediate payment of US$3.0 million (A$4.1 million) from Bausch & Lomb in exchange for the right to receive future royalties in the amount of US$6.25 million (A$8.6 million) otherwise payable under the original license agreement. Coincident with pSivida’s acquisition of CDS on December 30, 2005, Bausch & Lomb became the holder of approximately 5.5% (5.29% at November 30, 2006) of pSivida’s issued share capital. The license agreement was not affected by the acquisition and remains in full force and effect. Through June 30, 2006, cumulative royalties otherwise payable totaled approximately US$1.1 million (A$1.5 million), of which 50% has been retained by Bausch & Lomb under the terms of the revised license agreement. From December 30, 2005 through June 30, 2006, we recorded US$342,574 (A$460,926) of total royalty revenue from Bausch & Lomb on sales of the Retisert and Vitrasert products.

Amounts owing to directors, director-related parties and other related parties as of October 31, 2006 and June 30, 2006 were Nil, and A$3,300, respectively.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18, “Financial Statements”.

Legal Proceedings

We are not presently involved in any legal proceedings.

Dividend Distribution Pending

We currently intend to retain any future earnings to finance the growth, development and expansion of our business. Accordingly, we do not intend to declare or pay any dividends on our ordinary shares for the foreseeable future. The declaration, payment and amount of future dividends, if any, will be at the sole discretion of our board of directors after taking into account various factors, including our financial condition, results of operations, cash flow from operations, current and anticipated capital requirements and expansion plans, the income tax laws then in effect and the requirements of applicable corporate law.

B.	SIGNIFICANT CHANGES

Resignation of Managing Director

On July 31, 2006, Gavin Rezos resigned for personal and family reasons as Managing Director and Chief Executive Officer of pSivida and its subsidiaries. Mr. Rezos has agreed to make himself available in Australia as we may request his assistance to achieve certain goals pending the appointment of a permanent replacement.

Appointment of Executive Chairman

On July 31, 2006, Dr. Roger Brimblecombe was appointed to take the place of Gavin Rezos as Executive Chairman of the Board of Directors and principal executive officer of pSivida Limited.

Resignation of Independent Director

On August 28, 2006, we announced that Heather Zampatti resigned as a member of our board of directors.

Amendments of the Terms of the Initial Convertible Note Financing

On September 14, 2006, we closed an agreement revising the terms of the subordinated convertible promissory note that was issued on November 16, 2005 to an institutional investor. The note continues to have a three year term and bear 8% interest per annum payable quarterly. We may make future interest payments in the form of our NASDAQ-listed ADSs, or, at our sole option, we may make such payments in cash. Per the amended terms, the note is now convertible into ADSs at a conversion price of US$2.00 per ADS, subject to adjustment based upon certain events or circumstances, including, without limitation, if 108% of the market price of ADSs for the ten trading days ending April 30, 2007 is lower than the current conversion price. In connection with the amendments, we prepaid US$2.5 million (A$3.3 million) of the outstanding principal note and agreed to pay US$1.0 million (A$1.3 million) in related penalties, which were paid on September 14, 2006. This payment was part of a number of amendments made in relation to the subordinated convertible note, the terms of which were revised in an agreement entered into providing for the release of restrictions on our ability to enter into future fund raising transactions and extending the time for the registration statement to be declared effective by the SEC. The investor retains its existing warrants to purchase 633,803 additional ADSs, exercisable for six years at a current exercise price of US$7.17 per ADS. In connection with the amendments, we have agreed with the institutional investor to extend the deadline for the registration statement required by the registration rights agreement with the selling security holder to be declared effective by the SEC through October 15, 2006, with increased penalties if that deadline is missed. Our registration statement was declared effective on September 29, 2006. We have also been released from the restrictions on future fundraising transactions contained in the note documentation. We also granted the investor an additional warrant to purchase 5.7 million ADSs exercisable for five years with an exercise price of US$1.80 per ADS and a security interest in the Group’s current royalties, subject to release of that security upon any disposition by us of the royalty stream.

On October 17, 2006, we signed an agreement with our investor further revising the terms of the November 16, 2005 subordinated convertible promissory note. Pursuant to that agreement, we were released until March 30, 2007 from the requirement to maintain a net cash balance in excess of 30% of the principal amount of the note outstanding. Up to and including March 30, 2007, the net cash balance required to be held by us has been reduced to US$1.5 million (A$2.1 million). The investor further waived any default that would otherwise have resulted from the unavailability of our resale prospectus until we filed our 2006 audited U.S. GAAP-reconciled financial statements. We filed those financial statements on October 31, 2006, thus satisfying the condition in the agreement. In exchange for the foregoing, we will be required to make a one-time payment to the investor of US$800,000 (A$1.1 million) on December 28, 2006 and three payments of US$150,000 (A$205,000) on January 31, 2007, February 28, 2007 and March 30, 2007.

New Subordinated Convertible Note Financing

On September 26, 2006, we issued three new subordinated convertible promissory notes in the principal amount of US$6.5 million (A$8.5 million) to institutional investors. The notes are convertible into pSivida ADSs at a conversion price of US$2.00 per ADS ($0.27 per ordinary share), subject to adjustment based on certain events or circumstances, including the market price of ADSs on April 30, 2007. The notes bear interest at a rate equal to 8% per annum, and mature three years from issuance. Interest is payable quarterly in arrears in cash or ADSs at an 8% discount to the 10 day volume weighted average closing price. We also issued warrants to the investors with a term of five years which will entitle the investors to purchase 2,925,001 ADSs at US$2.00 per ADS. We have also entered into a registration rights agreement pursuant to which we have agreed to file a registration statement covering the resale of the ADSs underlying the note and the warrant as soon as practicable and to have the registration statement declared effective by January 1, 2007. We may redeem the notes at any time by payment of 108% of the face value and may force conversion when the ADS price remains above two times the conversion price for a period of 25 days. The proceeds of the issuance are expected to be used for general corporate purposes.

Non-binding Memorandum of Understanding for Development Funding and Equity Investment

On November 10, 2006, we signed a non-binding memorandum of understanding with Nordic under which, upon closing, Nordic will (1) invest US$4.0 million (A$5.2 million) in newly issued shares of our preferred stock; and (2) invest US$22.0 million (A$28.5 million), over time, to fund our expected share of the costs, and to receive our profit share payments, under the collaborative development and product license agreement with Alimera Sciences for the development of our Medidur for DME product.

Under the memorandum of understanding, our preferred stock issued in the transaction will be convertible into our ADSs at a conversion price of US$2.00 per ADS, will contain anti-dilution adjustment provisions, and will be subject to mandatory conversion under specified circumstances. We will also issue to Nordic warrants to purchase 1.0 million ADSs exercisable for five years with an exercise price of US$2.00 per ADS.

Also, under the memorandum of understanding, Nordic will invest US$3.5 million (A$4.5 million) in the Medidur project at closing and the remaining US$18.5 million (A$24.0 million) in regular installments. These investments will fund the expected amount of our share of development costs under the Alimera Sciences license agreement. If our share of the development cost exceeds the budgeted amount of US$22.0 million (A$28.5 million), any such excess will be our financial responsibility.

Nordic and pSivida will share all revenue received as a result of the Medidur project as follows:

(1)	until receipt by Nordic of amounts equal to four times its investment, 75% to Nordic and 25% to us; and thereafter

(2)	until receipt by Nordic of amounts equal to eight times its investment, 50% to Nordic and 50% to us; and thereafter

(3)	20% to Nordic and 80% to us.

Subject to our shareholders’ approval, Nordic would have the right to convert its US$22.0 million (A$28.5 million) investment into our ADSs at US$2.00 per ADS. In the event that Nordic were to convert some portion of its investment into ADSs, a proportionate amount of Nordic’’s revenue share would revert to us.

We have also agreed to file a resale registration statement to register the sale by Nordic of ADSs into which its preferred stock, warrants and investment could be converted.

Subject to mutual agreement and applicable law, we would also appoint a representative of Nordic to our board of directors.

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares were listed on the Australian Stock Exchange, referred to as ASX, in December 2000. The following tables set forth, for the periods indicated, the highest and lowest market quotations for the ordinary shares reported on the daily official list of the ASX.

Annual High and Low Market Price for the Five Most Recent Fiscal Years on the ASX

Fiscal Year Ended	High		Low
June 30, 2006	A$	1.05	A$	0.485
June 30, 2005	A$	1.43	A$	0.535
June 30, 2004	A$	1.44	A$	0.23
June 30, 2003	A$	0.275	A$	0.10
June 30, 2002	A$	0.34	A$	0.09

Quarterly High and Low Market Price for the Two Most Recent Fiscal Years and Any Subsequent Period on the ASX

Quarter Ended	High		Low
September 30, 2006	A$	0.57	A$	0.26
June 30, 2006	A$	0.75	A$	0.485
March 31, 2006	A$	0.785	A$	0.575
December 31, 2005	A$	0.94	A$	0.55
September 30, 2005	A$	1.05	A$	0.75
June 30, 2005	A$	0.945	A$	0.535
March 31, 2005	A$	1.27	A$	0.81
December 31, 2004	A$	1.43	A$	1.02
September 30, 2004	A$	1.16	A$	0.90

Monthly High and Low Market Price for the Most Recent Six Months on the ASX

Month Ended	High		Low
November 30, 2006	A$	0.305	A$	0.255
October 31, 2006	A$	0.33	A$	0.275
September 30, 2006	A$	0.365	A$	0.285
August 31, 2006	A$	0.38	A$	0.26
July 31, 2006	A$	0.57	A$	0.32
June 30, 2006	A$	0.62	A$	0.485

Our ADSs were listed on the NASDAQ Global Market in January 2005. The following tables set forth, for the periods indicated, the highest and lowest market quotations for the ADSs reported on the daily official list of the NASDAQ Global Market.

Annual High and Low Market Price for the Two Most Recent Fiscal Years on the NASDAQ Global Market

Fiscal Year Ended	High		Low
June 30, 2006	US$	8.75	US$	3.79
June 30, 2005	US$	12.14	US$	4.15

Quarterly High and Low Market Price for the Two Most Recent Fiscal Years and Any Subsequent Period on the NASDAQ Global Market

Quarter Ended	High		Low
September 30, 2006	US$	4.64	US$	2.06
June 30, 2006	US$	5.32	US$	3.79
March 31, 2006	US$	5.70	US$	4.40
December 31, 2005	US$	7.00	US$	4.21
September 30, 2005	US$	8.75	US$	5.60
June 30, 2005	US$	8.00	US$	4.15
March 31, 2005	US$	12.14	US$	6.30

Monthly High and Low Market Price for the Most Recent Six Months on the NASDAQ Global Market

Month Ended	High		Low
November 30, 2006	US$	2.50	US$	1.83
October 31, 2006	US$	2.80	US$	2.14
September 30, 2006	US$	2.90	US$	2.21
August 31, 2006	US$	3.14	US$	2.06
July 31, 2006	US$	4.64	US$	2.40
June 30, 2006	US$	4.95	US$	3.79

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our primary listing is on the ASX, trading under the symbol “PSD”. Since January, 2005 we have been listed in the NASDAQ Global Market under the symbol “PSDV”. In addition, we are also listed on the Frankfurt, Berlin, Munich and Stuttgart exchanges under the symbol “PSI”. Our shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the symbol “PSD”.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATIONS

This information is included in Item 10B of the registration statement filed by us on Form 20-F with the SEC on January 20, 2005, and is incorporated herein by reference.

C.	MATERIAL CONTRACTS

Following is a summary of material contracts entered into by the Company during the past two years.

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

In exchange for their CDS shares, the former stockholders of CDS received 15,983,661 of our ADSs (equivalent to 159,836,610 ordinary shares). Based on a price of A$0.71 per ordinary share, the price prevailing upon the closing of the merger, and including direct acquisition costs, the transaction represented a purchase price of approximately A$116.9 million (US$85.3 million). As of December 30, 2005, the ADSs received by the former CDS stockholders represented 41.3% of the capital stock of the combined company. Certain former shareholders of CDS received cash rather than ADSs for their CDS shares. The total amount of such cash, which depended on the market value, on or about the date of the merger, of the ADSs that such shareholders would have received in the merger, was US$83,116 (A$114,319). In addition, each outstanding option to purchase CDS stock was assumed by us and effectively converted into an option to acquire such number of ADSs as the holder would have been entitled to receive in the merger if such holder had exercised such option in full immediately before completion of the merger.

Financing Transactions

Private Investment in Public Equity

In August 2005, we raised US$4.3 million (A$5.7 million) in gross proceeds in a private placement structured as a PIPE. In the PIPE, we sold 665,000 ADSs to investors at US$6.50 per ADS together with 133,000 three-year warrants exercisable for US$12.50 per ADS.

Initial Subordinated Convertible Note Financing

On November 16, 2005, we issued a subordinated convertible promissory note in the principal amount of US$15 million (A$19.7 million) to an institutional investor. The note bears interest at a rate of 8% per annum, has a term of three years and an initial conversion price of US$7.10 per ADS, subject to adjustment based on certain events or circumstances, including the market price of ADSs for the ten trading days ending on May 5, 2006. We also issued a warrant with a term of six years which will entitle the investor to purchase 633,803 ADSs at US$7.20 per ADS, subject to adjustment. We entered into a registration rights agreement pursuant to which we agreed to file a registration statement covering the resale of the ADSs underlying the note and the warrant as soon as practicable and to have the registration statement declared effective within 180 days of issuance of the notes and warrants. The proceeds of the issuance were used for general corporate purposes.

Non-Renounceable Rights Issue

On June 14, 2006, we announced that our Non-Renounceable Rights Issue had closed. Proceeds of A$6.3 million before costs, were raised through the issuance of 10,515,811 new ordinary shares at a price of A$0.60 per share. This represented a subscription of 22% of the total shares available for subscription under the rights issue.

Amendments of the Terms of the Initial Convertible Note Financing

On September 14, 2006, we amended the terms of the subordinated convertible promissory note that was issued on November 16, 2005 to an institutional investor. The note continues to have a three year term and to bear 8% interest payable quarterly. We may make future interest payments in the form of our NASDAQ-listed ADSs, or, at our sole option, we may make such payments in cash. Per the amended terms, the note is now convertible into ADSs at a conversion price of US$2.00 per ADS, subject to adjustment based upon certain events or circumstances, including, without limitation, if 108% of the market price of ADSs for the ten trading days ending April 30, 2007 is lower than the current conversion price. In connection with the amendments, we repaid US$2.5 million (A$3.3 million) of the outstanding principal note and agreed to pay US$1.0 million (A$1.3 million) in related penalties, which were paid on September 14, 2006. The investor retains its existing warrants to purchase 633,803 additional ADSs, exercisable for six years at a current exercise price of US$7.17 per ADS. In connection with the amendments, we agreed with the institutional investor to extend the deadline for the registration statement required by the registration rights agreement to be declared effective by the SEC through October 15, 2006, with increased penalties if that deadline were missed. Our registration statement was declared effective on September 29, 2006. We were also released from the restrictions on future fundraising transactions contained in the note documentation. We also granted the investor an additional warrant to purchase 5.7 million ADSs exercisable for five years with an exercise price of US$1.80 per ADS and a security interest in our current royalties, subject to release of that security upon any disposition by us of the royalty stream.

On October 17, 2006, we signed an agreement with our investor further revising the terms of the November 16, 2005 subordinated convertible promissory note. Pursuant to that agreement, we were released until March 30, 2007 from the requirement to maintain a net cash balance in excess of 30% of the principal amount of the note outstanding. Up to and including March 30, 2007, the net cash balance required to be held by us has been reduced to US$1.5 million (A$2.1 million). The investor further waived any default that would otherwise have resulted from the unavailability of our resale prospectus until we filed our 2006 audited U.S. GAAP-reconciled financial statements. We filed those financial statements on October 31, 2006, thus satisfying the condition in the agreement. In exchange for the foregoing, we are required to make a one-time payment to the investor of US$800,000(A$1.1 million) on December 28, 2006 and three payments of US$150,000 (A$205,000) on January 31, 2007, February 28, 2007 and March 30, 2007.

New Subordinated Convertible Note Financing

On September 26, 2006, we issued three new subordinated convertible promissory notes in the principal amount of US$6.5 million (A$8.5 million) to institutional investors. The notes are convertible into our ADSs at a conversion price of US$2.00 per ADS ($0.27 per ordinary share), subject to adjustment based on certain events or circumstances, including the market price of our ADSs on April 30, 2007. The notes bear interest at a rate equal to 8% per annum, and mature three years from issuance. Interest is payable quarterly in arrears in cash or ADSs at an 8% discount to the 10 day volume weighted average closing price. We also issued warrants to the investors with a term of five years which entitles the investors to purchase 2,925,001 ADSs at US$2.00 per ADS. We have also entered into a registration rights agreement pursuant to which we have agreed to file a registration statement covering the resale of the ADSs underlying the note and the warrant as soon as practicable and to have the registration statement declared effective by January 1, 2007. We may redeem the notes at any time by payment of 108% of the face value and may force conversion if the ADS price remains above two times the conversion price for a period of 25 days. The proceeds of the issuance are expected to be used for general corporate purposes.

Licensing Agreements

Alimera Sciences

In February 2005, CDS entered into a collaborative development and product license agreement with Alimera Sciences relating to the development of its Medidur product. According to the agreement, CDS and Alimera will share all development costs. The agreement was assigned to us by virtue of our merger with CDS on December 30, 2005. Should development efforts be successful, Alimera Sciences will manufacture and sell the product for us subject to a revenue sharing arrangement. The agreement expires on the latest of ten years after the effective date, the expiration or abandonment of the patents relevant to the covered products or until Alimera Sciences is no longer selling any licensed products. Alimera Sciences may terminate the agreement if we fail to make a development payment or may terminate the agreement with respect to a particular product if we notify Alimera Sciences that we have abandoned the product or upon 30 days’ notice following our failure to make development payments exceeding US$2.0 million (A$2.7 million) for that product. As of September, 2006, we have chosen not to make development payments to Alimera Sciences in an aggregate amount of approximately US$1.9 million (A$2.6 million). Alimera Sciences may decide not to continue with or commercialize any or all of the licensed products, change strategic focus, pursue alternative technologies, develop competing products or terminate its agreement with us.

First Amendment to Amended and Restated Bausch & Lomb License Agreement

On June 28, 2005, CDS received US$ 3.0 million (A$3.9 million) from Bausch & Lomb as an advance payment in lieu of US$6.25 million (A$8.5 million) of royalties that otherwise would be payable to CDS under the license agreement. Bausch & Lomb will retain 50% of the first US$3.0 million (A$4.1 million) of royalties otherwise payable to us, or US$1.5 million (A$2.1 million), and 100% of the next US$4.75 million (A$6.5 million) of royalties otherwise payable to us. Thereafter, we are entitled to receive 100% of the royalties payable under the license agreement. Through June 30, 2006, of approximately US$1.1 million (A$1.5 million) of cumulative royalties otherwise payable to CDS (for the period prior to December 30, 2005) and to us (for the period subsequent to December 30, 2005), Bausch & Lomb retained 50%.

License Agreement with Beijing Med-Pharm

On October 27, 2005 we signed a license with Beijing Med-Pharm Corporation for the clinical development, marketing and distribution of BrachySil in China. Under the terms of the license, we will manufacture BrachySil and Beijing Med-Pharm will be responsible for clinical development, securing regulatory approval, marketing and distribution in China and Hong Kong. We will retain manufacturing rights for BrachySil under the license. It is a condition of the license that a manufacturing and supply agreement for us to supply BrachySil to Beijing Med-Pharm be concluded. The deadline for completion of the manufacturing and supply agreement has been extended from January 2006 to April 2007. If a manufacturing and supply agreement is not concluded by April 2007, the upfront payment is required to be refunded to Beijing Med-Pharm and the license agreement terminates. The license included an upfront payment to us of US$375,000 (A$514,000) upon entering into the license, a payment of US$375,000 (A$514,000) due upon entering into the manufacturing and supply agreement, and additional payments of up to US$1.75 million (A$2.4 million) will be made to us if certain milestones are achieved. In addition, we will receive royalties ranging from 10% up to 30%, depending upon the level of sales.

Employment Agreements

Employment Agreements with Executive Officers

On January 1, 2006, Dr. Ashton entered into an employment contract with the company for an indefinite period. Under the terms of the employment agreement the employee is eligible for an annual cash bonus and, in October, was granted 500,000 options over our ordinary shares with 250,000 vesting in 12 months and 250,000 vesting in 24 months from the date of grant, subject to vesting conditions, with the term and exercise price to be determined by the board. Termination may be by either party providing a notice period of two weeks. If termination is made by us without cause or by the employee for good cause, the employee is entitled to a lump sum equal to 100% of annual salary, 100% of prior year cash bonus received and medical benefits for a period of one year.

On May 16, 2006, Ms. Freedman and Mr. Soja entered into new employment contracts with the company for an indefinite period. Under the terms of the employment agreements the employees are eligible for an annual cash bonus and, in October, were granted 250,000 options over our ordinary shares subject to vesting conditions, with the term and exercise price to be determined by the board. Termination may be by either party providing a notice period of two weeks. If termination is made by us without cause or by the employee for good cause and occurs prior to December 31, 2007, the employee is entitled to a lump sum equal to 200% of annual salary plus 100% of prior year cash bonus received and medical benefits for a period of two years. If termination is made by us without cause or by the employee for good cause and occurs after December 31, 2007, the employee is entitled to a lump sum equal to 100% of annual salary, 100% of prior year cash bonus received and medical benefits for a period of one year.

On January 6, 2005 and December 5, 2006, we entered into new employment contracts of indefinite duration with Dr. Parry-Billings and Dr. Brimblecombe, respectively. Under the terms of the agreements, both are eligible for an annual salary and have the right to participate in our bonus program. We also provide sickness benefits and reimbursement for expenses reasonably incurred by the employees in the proper performance of their duties. Termination may be made by either party provided that the terminating party must give the other not less than six months' notice in writing and that the employees' salary will continue during that period. In addition, we will contribute to a pension plan on behalf of Dr. Parry-Billings and granted him options to purchase 1.2 million ordinary shares at the market price on the date of grant, with one third vesting at the end of years one, two and three respectively.

Agreement with Gavin Rezos

Gavin Rezos terminated his office as our Managing Director and all directorships, offices and positions that Mr. Rezos held in pSivida and its subsidiaries on July 31, 2006. Upon termination, Mr. Rezos entered into a consultancy agreement to provide services to pSivida Limited as an independent consultant. The term of the agreement began on August 1, 2006 and will terminate on February 1, 2007 unless the parties agree to extend the relationship. Mr. Rezos will be paid A$329,000 as compensation for his services for the term. Throughout his term as independent consultant, all of Mr. Rezos’ options will continue to vest until February 1, 2007, upon which date his term ends and he forfeits any non-vested options in pSivida Limited.

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

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Federal Treasurer or in certain other limited circumstances. These limitations are set forth in the Australia’s Foreign Acquisitions and Takeovers Act 1975 (Commonwealth), or the Foreign Takeovers Act.

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

If the level of foreign ownership exceeds 15% (for a single foreign person and their associates), or 40% (in aggregate for more than one foreign person and their associates) at any time, we would be considered a foreign person under the Foreign Takeovers Act. As such, we would be required to obtain the approval of the Australian Federal Treasurer, together with our associates, to acquire: (1) more than 15% of an Australian company or business with assets totaling over A$50 million; or (2) any direct or indirect ownership interest in Australian residential real estate.

The percentage of foreign ownership in our company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since we have no current plans for any such acquisitions and do not own any property, any such approvals required to be obtained by us as a foreign person under the Foreign Takeovers Act will not affect our current or future ownership or lease of property in Australia.

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

In general terms, a person is considered to have a “relevant interest” in a share in pSivida if that person is the holder of that share, has the power to exercise, or control the exercise of, a right to vote attached to that share, or has the power to dispose of, or to control the exercise of a power to dispose of, that share.

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

The following is a summary of the material U.S. federal income tax and Australian tax consequences to U.S. holders, as defined below, of the acquisition, ownership and disposition of ADSs, or ordinary shares and is based on the laws in force as of the date of this annual report. Holders are advised to consult their tax advisers concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares in their particular circumstances. This discussion relies in part on representations by the depositary in the deposit agreement and related documents and the assumption that each obligation in the deposit agreement and related documents will be performed in accordance with their terms.

Commonwealth of Australia Taxation

Dividends

Under the current double taxation convention between Australia and the U.S., dividends paid by us to a U.S. resident shareholder of pSivida, including a pSivida ADS holder, whose holding is not effectively connected with a permanent establishment in Australia through which the U.S. resident shareholder carries on business in Australia or, in the case of a shareholder who performs independent personal services from a “fixed base’ situated therein, is not connected with that “fixed base’, may be subject to Australian withholding tax at a rate not exceeding 15% of such gross dividend. If the U.S. resident shareholder is a company which holds directly at least 10% of the voting power of pSivida, the withholding tax rate is limited to 5%.

Dividends paid to non-residents of Australia are exempt from withholding tax to the extent to which such dividends are “franked’ under Australia’s dividend imputation system or are declared in our distribution statement to be conduit foreign income. Dividends are generally “franked’ to the extent that they are paid out of post 1986-87 income on which Australian income tax has been levied. Conduit foreign income comprises a broad range of income that is not taxed at the entity level, such as foreign branch income and gains, non-portfolio dividends and participation exemption CGT gains. Any part of a dividend paid to a U.S. resident, which is not “franked’ and is not declared to be conduit foreign income, will generally be subject to Australian withholding tax unless a specific exemption applies.

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

Under Australian law as currently in effect, no income or other tax is payable on any profit on disposal of ordinary shares or pSivida ADSs held by persons not being residents of Australia except if the profit is of an income nature and sourced in Australia, or the sale is subject to Australian capital gains tax.

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

The Australian Government is intending to change the taxation of capital gains of non-Australian resident shareholders. The following is a general statement of the taxation outcomes for U.S. resident holders of our ordinary shares or ADSs based on the law applicable as of November 27, 2006. Any gain upon disposal of ordinary shares or pSivida ADSs, if held by a person not resident in Australia, may be subject to capital gains tax if the ordinary shares or pSivida ADSs have the “necessary connection with Australia”. The ordinary shares or pSivida ADSs will have the necessary connection with Australia if the non-resident (together with associates, if any) beneficially owned at any time during the five years before the disposal, at least 10% by value of the shares of pSivida (excluding shares carrying no right to participate beyond a specified amount in a distribution of profits or capital). Ordinary shares or pSivida ADSs will also have the necessary connection with Australia if they have been used by the non-resident in carrying on a trade or business, wholly or partly, at or through a permanent establishment in Australia.

Australian capital gains tax is generally payable upon the profit arising from the sale of assets acquired after September 19, 1985. The profit is calculated as the disposal proceeds less the cost base. For assets acquired prior to September 21, 1999 and held for at least 12 months, the cost base can be indexed for inflation up to September 30, 1999. However, individuals can elect for only 50% of the profit (with no indexation) arising from the sale from assets acquired on or after 11:45 am Australian Eastern Standard Time September 21, 1999, to be subject to capital gains tax (provided the asset is held for at least 12 months). For assets acquired before September 21, 1999 but sold after September 21, 1999, individuals have the choice of calculating the capital gain as either 50% of the profit with no indexation or the disposal proceeds less the cost indexed for inflation up to September 30, 1999. Capital losses are not subject to indexation and can only be offset against capital gains.

Australian Stamp Duty

Provided that we do not become land-rich in Western Australia:

•
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

•	Any transfer of ordinary shares will not be subject to Australian stamp duty.

U.S. Federal Income Tax Considerations

Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of pSivida’s ADSs or ordinary shares by a beneficial owner of those ADSs or ordinary shares, referred to in each case for purposes of this discussion as a “U.S. Holder”, that is:

•	a citizen or individual resident of the United States;

•
a corporation that is created or organized in the United States or under the law of the United States or of any state or the District of Columbia or any other entity taxable as a “domestic corporation” for U.S. federal income tax purposes;

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

Non-corporate taxpayers are subject to U.S. tax on dividends paid by certain non-U.S. corporations to a maximum rate of 15% (or, with respect to dividends that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The reduced rates apply for purposes of both the regular tax and the alternative minimum tax. A dividend paid by a non-U.S. corporation qualifies for the reduced rate of tax if the stock on which the dividend is paid is readily tradable on an established securities market in the United States. ADRs listed on NASDAQ should qualify for such treatment. Even if the pSivida ADSs are so tradable at the time a dividend is paid, to qualify for the reduced rates, a shareholder must hold the share of stock on which the dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the taxpayer has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished its risk of loss by holding one or more other positions with respect to substantially similar or related property. In addition, to qualify for the reduced rates, the taxpayer must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced rates. A taxpayer that receives an extraordinary dividend eligible for the new reduced tax rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend. For purposes of determining the amount of a taxpayer’s deductible investment interest expense, a dividend is treated as investment income only if the taxpayer elects to treat the dividend as not eligible for the new reduced rates. Special limitations on foreign tax credits with respect to dividends subject to the reduced rates apply to reflect the reduced rates of tax. Except where noted, the new reduced tax rates on dividends apply to taxable years beginning before January 1, 2009.

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

Taxation of the Sale of ADSs or Ordinary Shares

Subject to the rules applicable to passive foreign investment companies, discussed below, upon the sale of a pSivida ADS or ordinary share, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between the U.S. Holder’s basis in the pSivida ADS or ordinary share and the amount realized on the sale. Capital gain or loss from the sale of a pSivida ADS or ordinary share held more than one year is long-term capital gain or loss. Non-corporate taxpayers pay a maximum federal income tax on adjusted net capital gain at 15 percent (or, with respect to adjusted net capital gain that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The rate applies to taxable years ending before January 1, 2009, after which the maximum tax rate on adjusted net capital gain for non-corporate taxpayers would revert back to 20 percent. The deductibility of a capital loss recognized on the sale of an ADS or ordinary share is subject to limitations.

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

Tax Consequences if pSivida Is a Passive Foreign Investment Company

In general, we will be a passive foreign investment company, or “PFIC”, for any taxable year if either (1) 75 percent or more of pSivida’s gross income in the taxable year is passive income, or (2) 50 percent or more of the average value of pSivida’s assets in the taxable year produces, or is held for the production of, passive income. In general, for purposes of the asset test, a corporation can elect to take its assets into account at their adjusted basis, but only if the corporation is not publicly traded, and pSivida believes it is publicly traded for that purpose. The IRS takes the position that interest on working capital or any other cash is passive income and that the corresponding asset is an asset that produces or is held for the production of passive income. Unfavorable tax consequences for a U.S. Holder can occur if we are treated as a PFIC for any year while a U.S. Holder owns pSivida’s ADSs or ordinary shares. These tax consequences can be mitigated if the U.S. Holder makes, or has made, a timely qualified electing fund election or election to mark to market the holder’s ADSs or ordinary shares, and such election is in effect for the first taxable year during which the U.S. Holder owns pSivida’s ADSs or ordinary shares that pSivida is a PFIC. If neither election is made, under the PFIC provisions, in any year in which the U.S. Holder either disposes of an ADS or an ordinary share at a gain or receives one or more “excess distributions”, special rules apply to the taxation of the gain or the excess distributions. For purposes of these rules, “excess distributions” are the portion of our distributions in a taxable year, whether or not out of its earnings and profits, that exceed 125 percent of the average of our distributions, subject to adjustment to the extent there were excess distributions that the U.S. Holder received on the pSivida ADS or ordinary share during the previous three years or, if shorter, the U.S. Holder’s holding period for the pSivida ADS or ordinary share on which the distributions are paid. A disposition of an ADS or ordinary share, for purposes of these rules, includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules. The gain or the excess distributions must be allocated ratably to each day the U.S. Holder has held the pSivida ADS or ordinary share. Amounts allocated to each year are taxable as ordinary income in their entirety (not eligible for the reduced rate for dividends) and not as capital gain, and amounts allocable to prior years may not be offset by any deductions or losses. Amounts allocated to each such prior year are taxable at the highest rate in effect for that year and are subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, a U.S. Holder’s tax basis in an ADS or ordinary share that is acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but instead would be equal to the decedent’s basis, if lower.

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes a timely election, which remains in effect, to treat pSivida as a qualified electing fund, or QEF, for the first taxable year in which the U.S. Holder owns a pSivida ADS or ordinary share and in which pSivida is a PFIC, provided it complies with certain reporting requirements. Instead, a U.S. Holder that has made a QEF election is required for each taxable year to include in income a pro rata share of pSivida’s ordinary earnings as ordinary income and a pro rata share of its net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. In order for the QEF election to be valid, we must provide U.S. Holders either (1) a statement showing such U.S. Holder’s pro rata share of our ordinary earnings and net capital gain (calculated for U.S. tax purposes) for our taxable year, (2) sufficient information to enable the U.S. Holder to calculate its pro rata share for such year, or (3) a statement that we have permitted the U.S. Holder to inspect and copy its permanent books of account, records, and such other documents as may be maintained by pSivida that are necessary to establish that PFIC ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles. In the event we are classified as PFIC, we intend to provide sufficient information to U.S. Holders to be able for them to enable them to calculate its pro rata share for such year. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. If a QEF election was not made for that first taxable year, certain elections can be made while a foreign corporation continues to satisfy the definition of a PFIC that, combined with a QEF election, can cause the QEF election to be treated as having been made for that first taxable year. Those elections may require the electing shareholder to recognize gain on a constructive sale or to be taxable on the shareholder’s share of certain undistributed profits of the foreign corporation. If gain or income is recognized pursuant to one of those elections, the rules set forth in the preceding paragraph would apply to that gain or income. Even if a QEF election ceases to apply because in a later taxable year we cease to satisfy the tests to be a PFIC, the QEF election will apply again in any subsequent year in which we again satisfy the tests to be a PFIC. Moreover, if you sell all of the pSivida ADSs and ordinary shares you own and later reacquire other ADSs or ordinary shares of pSivida’s, any QEF election you have made that remains in effect will apply to the pSivida ADSs and ordinary shares acquired later. Treasury regulations provide that the Commissioner of Internal Revenue has the discretion to invalidate or terminate a QEF election if the U.S. Holder or pSivida, or an intermediary, fails to satisfy the requirements for the QEF election.

The special PFIC rules described in the second preceding paragraph will not apply to a U.S. Holder if the U.S. Holder elects to mark the U.S. Holder’s ADSs or ordinary shares to market each year, provided pSivida’s ADSs or ordinary shares are considered “marketable stock” within the meaning of the Treasury regulations. A U.S. Holder that makes this election will recognize as ordinary income or loss each year an amount equal to the difference, if any, as of the close of the taxable year between the fair market value of the holder’s pSivida ADSs or ordinary shares and the holder’s adjusted tax basis in the pSivida ADSs or ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years, reduced by losses allowed in prior taxable years. If the mark-to-market election were made, then the rules set forth in the second preceding paragraph would not apply for periods covered by the election. In general, the pSivida ADSs or ordinary shares will be marketable stock within the meaning of the Treasury regulations if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a “qualified exchange or other market” within the meaning of the Treasury regulations. A U.S. exchange is a “qualified exchange or other market” if such exchange is registered with the SEC or is established pursuant to the national market system established pursuant to section 11A of the Securities Exchange Act of 1934. A non-U.S. exchange is a “qualified exchange or other market” if the exchange is regulated or supervised by a governmental authority of the country where the market is located and (1) the exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly market, and to protect investors, and the laws of the country where the exchange is located and the rules of the exchange ensure that those requirements are actually enforced, and (2) the rules of the exchange effectively promote active trading of listed stocks. If a non-U.S. exchange has more than one tier or market level on which stock may be separately listed or traded, each such tier is treated as a separate exchange. NASDAQ and the ASX are each a qualified exchange within the meaning of the Treasury regulations. Thus, we believe that both the pSivida ADSs and the ordinary shares are “marketable stock” within the meaning of the Treasury regulations. If a U.S. Holder makes a mark-to-market election, but does not make that election for the first taxable year in which the U.S. Holder owns a pSivida ADS or ordinary share and in which we are a PFIC, and if the U.S. Holder had not made a QEF election for that first such taxable year, the rules set forth in the second preceding paragraph will apply to any distributions on a pSivida ADS or ordinary share in the year of the mark-to-market election, to any gain recognized on an actual sale of a pSivida ADS or ordinary share in that year and to any gain recognized in that year pursuant to the mark-to-market election. The mark-to-market rules generally continue to apply to a U.S. Holder who makes the mark-to-market election, even in years we do not satisfy the tests to be a PFIC.

A U.S. Holder who owns pSivida ADSs or ordinary shares during a year we are a PFIC generally will remain subject to the rules set forth in the third preceding paragraph for all taxable years if the U.S. Holder has not made a QEF election or a mark-to-market election, for the first taxable year in which the U.S. Holder owns a pSivida ADS or ordinary share and in which we are a PFIC. In that event, those rules will apply to any gains on dispositions of pSivida ADSs or ordinary shares and to any “excess distributions”. It is, however, possible for a U.S. Holder to avoid this “once a PFIC, always a PFIC” result by electing to treat all of the U.S. Holder’s pSivida ADSs and ordinary shares as sold for their fair market value as of the last day of the last taxable year we satisfy the tests to be a PFIC, provided the statute of limitations has not run for that year. If a gain is recognized on that constructive sale, the rules set forth in the third preceding paragraph would apply to that gain.

A dividend from a foreign corporation that otherwise would qualify for the 15 percent maximum tax rate does not qualify for that rate if the foreign corporation is a PFIC in either the taxable year of the dividend or the preceding taxable year.

We believe that the IRS would consider us to have been a PFIC in each of our prior fiscal years, except for our fiscal year ended June 30, 2006. Although not free from doubt, we believe we should not be classified as a PFIC for the year ended June 30, 2006. In addition, we believe that we should avoid PFIC status for the immediate future years. Nevertheless, because the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, we cannot be certain as to whether we will or will not be a PFIC in any future year. In the event we are classified as a PFIC, we intend to provide U.S. Holders with sufficient information to enable them to make a QEF election if so desired. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS ABOUT THE PFIC RULES, INCLUDING THE CONSEQUENCES TO THEM OF MAKING A QEF ELECTION OR A MARK-TO-MARKET ELECTION WITH RESPECT TO PSIVIDA’S ORDINARY SHARES IN THE EVENT THAT WE QUALIFY AS A PFIC.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of pSivida ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds form of the disposition of, pSivida ADSs or ordinary shares by a paying agent within the U.S. to a U.S. Holder, other than an “exempt recipient”, including a corporation and certain other persons that, when required, demonstrate their exempt status. A paying agent within the U.S. will be required to backup withhold 28% of any payments of dividends on, and the proceeds from the disposition of, pSivida ADSs or ordinary shares within the U.S. to a U.S. Holder, other than an “exempt recipient”, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements.

THE DISCUSSION ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN ADSs OR ORDINARY SHARES. YOU SHOULD CONSULT YOUR TAX ADVISER CONCERNING THE TAX CONSEQUENCES TO YOU IN YOUR PARTICULAR SITUATION.

F.	DIVIDEND AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

The documents concerning our company which are referred to in this annual report may be inspected at our offices at Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000, Australia. We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we will be required to make filings with the Commission by electronic means. Any filings we make electronically will be available to the public over the Internet at the Commission’s website at http://www.sec.gov.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have exposure to changes in foreign currency exchange rates, valuation of compound embedded derivatives and interest rates.

Foreign Currency Exchange Rates

We conduct operations in two principal currencies, the U.S. dollar and the Pound Sterling. The U.S. dollar operates as the functional currency for our U.S. and Australian operations and the Pound Sterling as the functional currency for our United Kingdom operations. Cash to fund working capital requirements is managed centrally within each of the countries in which we operate, with cash deposits managed in Australia and held in Pounds Sterling, Australian dollars and U.S. dollars.

During the year ended June 30, 2006 an unrealized foreign exchange gain on cash held in currencies other than the reporting currency was recognized of A$724,811 which arose due to favorable movements in the Pound Sterling and U.S. dollar against Australian dollar foreign exchange rates. Based on Pounds Sterling and U.S. dollar account balances at June 30, 2006, the following table shows the sensitivity of our consolidated income statement as a result of an appreciation or depreciation in the value of the Australian dollar against the Pounds Sterling and U.S. dollar.
	A$ Depreciation			Current	A$ Appreciation
	-15%	-10%	-5%	Rate	5%	10%	15%
	(In thousands of Australian dollars)

	£939	626	313	—	(313)	(626)	(939)
US$	558	374	186	—	(185)	(374)	(558)
Total	1,497	998	499	—	(499)	(998)	(1,497)

Compound Embedded Derivatives

On November 16, 2005, we issued a subordinated convertible promissory note that included embedded derivatives. The compound embedded derivative resulted in an initial liability of US$4.3 million (A$5.9 million). The compound embedded derivative liability is subject to revaluation at each balance sheet date, with the resulting decrease or increase reflected as an element of income or expense in our consolidated statement of operations. At June 30, 2006 the compound embedded derivative was revalued at US$1.8 million (A$2.5 million) resulting in income of US$2.5 million (A$3.4 million) which was recorded in our consolidated statement of operations for the year ended June 30, 2006.

Our financial position and results of operations will be sensitive to future revaluations of the compound embedded derivative. Factors that impact the fair value determination of the compound embedded derivative include, among others, imputed interest rates, estimated probability of default and fluctuations in our share price. Therefore, changes to any one of these factors can result in a significant impact to the fair value calculation of the embedded derivative.

On September 14, 2006, we amended the terms of the initial subordinated convertible note. On September 26, we issued new convertible notes to other institutional investors. Both of these transactions will give rise to analysis of compound embedded derivatives, which will result in increased sensitivity of our consolidated financial statements based upon future revaluations.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Under the terms of our initial subordinated convertible promissory note issued on November 16, 2005, we are required to maintain a net cash balance greater than 30% of the principal of the note outstanding. In connection with the amendments to that subordinated convertible promissory note completed on September 14, 2006, that requirement was suspended until September 30, 2006. On October 17, 2006, we signed an agreement with our investor further revising the terms of the subordinated convertible promissory note. Pursuant to that agreement, we were released until March 30, 2007 from the requirement to maintain a net cash balance in excess of 30% of the principal amount of the note outstanding. Up to and including March 30, 2007, the net cash balance required to be held by us has been reduced to US$1.5 million (A$2.1 million).

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer, are responsible for establishing and maintaining our disclosure controls and procedures. The term “disclosure controls and procedures”, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We evaluated the effectiveness of our disclosure controls and procedures under the supervision of our chief executive officer and chief financial officer as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were ineffective in that we had insufficient accounting personnel that have sufficient knowledge and experience in U.S. GAAP and the SEC accounting requirements. The accounting personnel who prepare our financial statements will need to be trained on the application of U.S. GAAP accounting pronouncements and standardized reconciliation templates will need to be improved to assist in the reconciliation process between A-IFRS and U.S. GAAP.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Not Applicable

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable

(d) Changes in Internal Control Over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Michael Rogers, chair of our audit committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A. For more information on Mr. Rogers, see Item 6A, “Directors and Senior Management”. For more information on the audit committee, see Item 6C, “Board Practices — Existing Board Committees - Audit and Compliance Committee”.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

For purposes of this Form 20-F Annual Report and other SEC filings, our independent registered public accounting firm is Deloitte Touche Tohmatsu. For statutory reporting purposes and filings with the ASX and ASIC in Australia, our auditor was Deloitte Touche Tohmatsu for the fiscal year ended June 30, 2006 and Ernst & Young for the fiscal year ended June 30, 2005. Deloitte Touche Tohmatsu was appointed the Company’s statutory auditor in November 2005 following the resignation of Ernst & Young from this position.

The following table sets forth the fees billed to us by our current independent registered public accounting firm, Deloitte Touche Tohmatsu and its affiliates, during the fiscal years ended June 30, 2006 and 2005.
	Year Ended June 30
	2006		2005
Fees
Audit fees(a)	A$	1,486,536	A$	681,191
Audit-related fees		—		—
Tax fees		53,336		9,496
All other fees		—		4,936
Total	A$	1,539,872	A$	695,623

(a) Audit fees billed by Deloitte Touche Tohmatsu for the year ended June 30, 2006 related to:

•	the audit of financial statements and review of SEC filing;

•	the audit of subsidiary companies;

•	the statutory audit of our annual financial statements for ASX and ASIC in Australia; and

•	the review of SEC filings for the purposes of our Registration Statements on Form F-3 in connection with applicable registration rights agreements.

Audit fees billed by Deloitte Touche Tohmatsu for the year ended June 30, 2005 related to:

•	the audits of financial statements and review of SEC filings for the purposes of our Registration Statement on Form 20-F filed in January 2005 and our Annual Report on Form 20-F; and

•	the audit of subsidiary companies.

The following table sets forth the fees billed to us by our statutory auditor, Ernst & Young and its affiliates, during the fiscal years ended: June 30, 2006 and 2005.

	Year Ended June 30
	2006		2005
Fees
Audit fees(b)	A$	—	A$	28,737
Audit-related fees		—		—
Tax fees		—		—
All other fees		—		1,020
Total	A$	—	A$	29,757

(b) Audit fees billed by Ernst & Young relate to the statutory audit of our annual financial statements for ASX and ASIC in Australia.

Audit Committee Pre-Approval Policies and Procedures

Our audit and compliance committee approves all audit and non-audit services provided by Deloitte Touche Tohmatsu, our current principal accountant, and other external auditors and may not engage external auditors to perform any non-audit/assurance services that may impair the external auditor’s judgment or independence. During the fiscal year ended June 30, 2005, all of the fees paid to Ernst & Young, our former principal accountant, were approved by the audit and compliance committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-74.

ITEM 19. EXHIBITS

Documents filed as exhibits to this report.

Exhibit No.	Exhibit Title
1.1	Constitution of pSivida Limited, dated April 7, 2004(c)

2.1	Deposit Agreement, by and among pSivida Limited, Citibank, N.A. and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts Issued Thereunder(d)

3.1	Deed Poll, dated October 26, 2004, executed by QinetiQ(c)

4.1	Rules of the pSivida Limited Employee Share Option Plan(c)

4.2	Collaboration Agreement among pSiOncology Pte. Ltd., Singapore General Hospital Pte. Ltd. and SGH Technology Ventures Pte. Ltd., dated July 24, 2002(c)(i)

4.3	Process Development and Manufacturing Agreement between pSiMedica Limited and AEA Technology QSA GmbH, dated March 4, 2004(c)(i)

4.4	Agreement among Beijing Med-Pharm Corp., pSiMedica Ltd. and pSiOncology Pte. Ltd., dated October 27, 2005, as amended on July 24, 2002(h)(i)

4.5	Merger Agreement, dated October 3, 2005, among pSivida Limited, pSivida Inc., and Control Delivery Systems, Inc.(e)

4.6	Form of Registration Rights Agreement, between pSivida Limited and stockholders of Control Delivery Systems, Inc., dated as of December 30, 2005(b)(o)

4.7	Securities Purchase Agreement, dated October 5, 2005, between pSivida Limited and the investor listed on the Schedule of Buyers attached thereto(f)

4.8	Form of Warrant to Purchase ADRs for the purchase of up to 633,803 ADRs, dated as of November 16, 2005(f)(o)

4.9	Letter Agreement, dated November 15, 2005, relating to the Securities Purchase Agreement, dated October 5, 2005(f)

4.10	Amended and Restated License Agreement, between Control Delivery Systems, Inc. and Bausch & Lomb Incorporated dated December 9, 2003, as amended on June 28, 2005(b)(i)

4.11	Collaboration Agreement, between Control Delivery Systems, Inc. and Alimera Sciences, Inc. dated February 11, 2005, as amended on February 23, 2005 and May 11, 2005(b)(i)

4.12	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of October 20, 1991, including amendment(g)(i)

4.13	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of October 31, 1995(g)(i)

4.14	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of September 9, 1997(g)(i)

4.15	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of September 9, 1997(g)(i)

4.16	License Agreement, the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of September 9, 1997(g)(i)

4.17	Commercial Sublease, between Exergen Corporation, and Control Delivery Systems, Inc., dated as of April 6, 2005(b)

4.18	Amended and Restated Control Delivery Systems, Inc. Change of Control Agreement, between CDS and Paul Ashton, dated August 17, 2004(b)

Exhibit No.	Exhibit Title
4.19	Amended and Restated Control Delivery Systems, Inc. Change of Control Agreement, between CDS and Michael Soja, dated August 17, 2004(b)

4.20	Amended and Restated Control Delivery Systems, Inc. Change of Control Agreement, between CDS and Lori Freedman, dated August 17, 2004(b)

4.21	Severance Agreement, between CDS and Paul Ashton, dated February 20, 2004(b)

4.22	Severance Agreement, between CDS and Michael Soja, dated February 20, 2004(b)

4.23	Severance Agreement, between CDS and Lori Freedman, dated February 20, 2004(b)

4.24	First Amendment to Control Delivery Systems, Inc. Severance Agreement between CDS and Paul Ashton, dated August 17, 2004(b)

4.25	First Amendment to Control Delivery Systems, Inc. Severance Agreement between CDS and Michael Soja, dated August 17, 2004(b)

4.26	First Amendment to Severance Agreement between CDS and Lori Freedman, dated August 17, 2004(b)

4.27	Control Delivery Systems, Inc. Restricted Stock Award Agreement, between CDS and Paul Ashton, dated August 16, 2004(b)

4.28	Control Delivery Systems, Inc. Restricted Stock Award Agreement, between CDS and Michael Soja, dated August 16, 2004(b)

4.29	Control Delivery Systems, Inc. Restricted Stock Award Agreement, between CDS and Lori Freedman, dated August 16, 2004(b)

4.30	Retention Agreement, between CDS and Paul Ashton, dated September 29, 2005(b)

4.31	Retention Agreement, between CDS and Michael Soja, dated September 29, 2005(b)

4.32	Retention Agreement, between CDS and Lori Freedman, dated September 29, 2005(b)

4.33	Non-Competition Agreement, between pSivida Limited and Paul Ashton, dated October 3, 2005(b)

4.34	Stock Option Agreements, between CDS and Paul Ashton, dated July 10, 2002(b)

4.35	Employment Agreement, between pSivida Limited and Paul Ashton, dated January 1, 2006(a)

4.36	Employment Agreement, between pSivida Limited and Lori Freedman, dated May 16, 2006(j)

4.37	Employment Agreement, between pSivida Limited and Michael Soja, dated May 16, 2006(j)

4.38	Amendment Agreement between pSivida Limited and Castlerigg Master Investments Ltd., dated July 28, 2006(k)

4.39	Form of Amended and Restated Convertible Note in the Principal Amount of $12,500,000, dated as of November 16, 2005(k)(o)

4.40	Series A Warrant for the purchase of up to 5,700,000 ADRs, dated September 14, 2006 (k)

4.41	Form of Series B Warrant(k)(o)

4.42	Form of Amended and Restated Registration Rights Agreement, between Castlerigg Master Investments and pSivida Limited, dated as of September 14, 2006(k)(o)

4.43	Guaranty in favor of Castlerigg Master Investments Ltd, dated September 14, 2006(l)

4.44	Collateral Assignment Agreement between pSivida Inc. and Castlerigg Master Investments Ltd., dated September 14, 2006(l)

4.45	Acknowledgment and Agreement of Licensee Regarding Collateral Assignment, dated September 5, 2006(l)

4.46	Securities Purchase Agreement, dated as of September 18, 2006 by and among pSivida Limited, Australian IT Investments Limited, Absolute Octane Fund and European Catalyst Fund(m)

4.47	Form of pSivida Limited Subordinated Convertible Note, dated September 26, 2006(m)(o)

4.48	Form of pSivida Limited Warrants to Purchase ADRs, dated September 26, 2006(m)(o)

4.50	Registration Rights Agreement, dated as of September 26, 2006 by and among pSivida Limited, Australian IT Investments Limited, Absolute Octane Fund and European Catalyst Fund(m)

4.51	Deed of Release by and among pSivida Limited, Aymon Pacific Pty Ltd, Viaticus Capital Pty Ltd and Gavin Rezos, dated August 17, 2006(a)

4.52	Contractor Agreement between pSivida Limited and Viaticus Capital Pty Ltd, dated August 17, 2006(a)

4.53	Letter Agreement between pSivida Limited and Castlerigg Master Investment Ltd., dated October 17, 2006(n)

4.54	Employment Agreement, between pSivida Limited and Mark Parry-Billings(a)

4.55	Employment Agreement, between pSivida Limited and Roger Brimblecombe(a)

8.1	List of subsidiaries(a)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended(a)

Exhibit No.	Exhibit Title
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended(a)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(a)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(a)

15.1	Consent of Deloitte Touche Tohmatsu, independent registered public accounting firm(a)

(a)	Filed herewith.

(b)	Incorporated by reference to the registrant’s filing on Form 20-F (Commission file number 000-51122) filed on January 18, 2006.

(c)	Incorporated by reference to the registrant’s filing on Form 20-F (Commission file number 000-51122) filed on January 20, 2005.

(d)	Incorporated by reference to the registrant’s filing on Form F-6 (Commission file number 333-122158) filed on January 19, 2005.

(e)	Incorporated by reference to the registrant’s later filing on Form 6-K (Commission file number 000-51122) filed on October 4, 2005.

(f)	Incorporated by reference to the registrant’s earlier filing on Form 6-K (Commission file number 000-51122) filed on November 15, 2005.

(g)	Incorporated by reference to Control Delivery Systems’ filing on Form S-1 (Commission file number 333-51954) filed on December 15, 2000.

(h)	Incorporated by reference to Beijing Med-Pharm corporation’s Filing on Post-Effective Amendment No. 3 to Form S-1 (Commission file number 333-121957) filed on November 15, 2005.

(i)	Confidential treatment has been granted for portions of this exhibit.

(j)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on May 23, 2006.

(k)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on July 31, 2006.

(l)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on September 15, 2006.

(m)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on September 26, 2006.

(n)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on October 18, 2006.

(o)
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

By:	/s/ Roger Brimblecombe
Name: Roger Brimblecombe Title: Executive Chairman of the Board of Directors

By:	/s/ Michael J. Soja
Date: December 8, 2006	Name: Michael J. Soja Title: Vice President, Finance and Chief Financial Officer

PSIVIDA LIMITED AND SUBSIDIARIES

PSIVIDA LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Australian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DELOITTE TOUCHE TOHMATSU

To the Board of Directors and Shareholders of pSivida Limited

We have audited the accompanying consolidated balance sheets of pSivida Limited (a company incorporated in Western Australia) and subsidiaries (a development stage company) (the “Company”) as of June 30, 2006 and 2005 and the related consolidated statements of operations, cash flows and changes in equity for each of the two years in the period ended June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of pSivida Limited and subsidiaries as of June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2006, in conformity with the Australian equivalents to International Financial Reporting Standards.

The Australian equivalents to International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, under the revised terms of the subordinated convertible note agreement, the Company is required to hold a net cash balance in excess of US$1,500,000. As of the date of this report, the Company has determined there may be a risk of default associated with maintaining this minimum cash balance. In the event of a default the note holder is entitled to call the full value of the liability. This risk of default, together with the Company’s recurring losses from operations and negative cash flows from operations, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DELOITTE TOUCHE TOHMATSU
Chartered Accountants

Perth, Australia
October 31, 2006

PSIVIDA LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Australian Dollars)

		Years Ended 30 June,
	Notes	2006	2005
		$	$
Revenue	2(a)	1,393,000	161,666
Other income		580,633	660,400
Selling, general and administrative		(21,392,944)	(11,693,006)
Research and development		(17,855,265)	(8,287,930)
Finance costs		(4,544,084)	(31,569)
Change in fair value of derivative		3,407,915	-
Foreign exchange gain / (loss), net		724,811	(1,623,484)
Loss before income tax	2(b)	(37,685,934)	(20,813,923)
Income tax benefit	3(a)	9,519,805	3,620,891
Loss for the year		(28,166,129)	(17,193,032)
Loss attributable to minority interest	16	-	399,196
Loss attributable to members of the parent entity	15	(28,166,129)	(16,793,836)

Basic loss per share	22	(0.09)	(0.08)
Diluted loss per share	22	(0.09)	(0.08)

This consolidated statement of operations should be read in conjunction with the accompanying notes to the financial statements.

PSIVIDA LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In Australian Dollars)

		As at 30 June,
	Notes	2006	2005
		$	$
Current Assets
Cash and cash equivalents	17(a)	15,446,552	12,892,061
Trade and other receivables	5	1,001,486	709,418
Prepayments		632,154	322,933
Total Current Assets		17,080,192	13,924,412

Non-Current Assets
Property, plant and equipment, net	6	3,139,549	3,273,663
Goodwill	7	53,159,229	23,305,698
Other intangible assets	8	162,107,107	51,362,329
Total Non-Current Assets		218,405,885	77,941,690
Total Assets		235,486,077	91,866,102

Current Liabilities
Trade and other payables	9	7,416,013	1,967,718
Other payables, related party	9	-	50,102
Deferred revenue		2,668,574	-
Borrowings	10	11,219,697	-
Other financial liabilities	11	2,465,416	-
Provisions	12	192,920	29,879
Total Current Liabilities		23,962,620	2,047,699

Non-Current Liabilities
Borrowings	10	3,940,092	-
Deferred tax liabilities	3(c)	32,550,780	10,122,656
Total Non-current Liabilities		36,490,872	10,122,656
Total Liabilities		60,453,492	12,170,355
Net Assets		175,032,585	79,695,747

Equity
Issued capital	13	230,377,035	107,883,835
Reserves	14	1,583,894	574,127
Deficit accumulated prior to development stage	15(a)	(3,813,181)	(3,813,181)
Deficit accumulated during development stage	15(b)	(53,115,163)	(24,949,034)
Total Equity		175,032,585	79,695,747

This consolidated balance sheet should be read in conjunction with the accompanying notes to the financial statements.

PSIVIDA LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Australian Dollars)

	Consolidated
	Issued capital	Foreign currency translation reserve	Option premium reserve	Employee equity-settled benefits reserve	Accumulated deficit	Minority interest	Total
	$	$	$	$	$	$	$
Balance at July 1, 2004	49,957,982	-	-	39,689	(11,968,379)	1,583,200	39,612,492

Loss attributable to members of the parent entity	-	-	-	-	(16,793,836)	-	(16,793,836)
Exchange differences arising on translation of foreign operations	-	(350,287)	-	-	-	79,361	(270,926)
Minority interest share of loss	-	-	-	-	-	(399,196)	(399,196)
Total recognized income and expense for the year	-	(350,287)	-	-	(16,793,836)	(319,835)	(17,463,958)
Share-based payments issued as consideration for acquisition, net of issue costs	57,925,853	-	292,828	-	-	-	58,218,681
Share-based compensation attributable to options issued	-	-	-	591,897	-	-	591,897
Reversal of minority interest due to acquisition	-	-	-	-	-	(1,263,365)	(1,263,365)
Balance at June 30, 2005	107,883,835	(350,287)	292,828	631,586	(28,762,215)	-	79,695,747

Balance at July 1, 2005	107,883,835	(350,287)	292,828	631,586	(28,762,215)	-	79,695,747

Loss attributable to members of the parent entity	-	-	-	-	(28,166,129)	-	(28,166,129)
Exchange differences arising on translation of foreign operations	-	(2,673,668)	-	-	-	-	(2,673,668)
Total recognized income and expense for the year	-	(2,673,668)	-	-	(28,166,129)	-	(30,839,797)
Shares issued for cash, net of issue costs	10,988,877	-	-	-	-	-	10,988,877
Share-based payments issued as consideration for acquisition, net of issue and registration costs	110,805,519	-	642,251	-	-	-	111,447,770
Equity portion of convertible note	-	-	1,706,592	-	-	-	1,706,592
Exercise of options	27,506	-	(27,506)	-	-	-	-
Share-based compensation attributable to nonvested ADSs, options and warrants issued	671,298	-	72,860	1,289,238	-	-	2,033,396
Balance at June 30, 2006	230,377,035	(3,023,955)	2,687,025	1,920,824	(56,928,344)	-	175,032,585

This consolidated statement of changes in equity should be read in conjunction with the accompanying notes to the financial statements.

PSIVIDA LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Australian Dollars)

		Years Ended June 30,
	Notes	2006	2005
		$	$
Cash flows from operating activities
Receipts from customers		1,982,174	-
Payments to suppliers, employees and consultants		(10,860,228)	(4,815,520)
Interest received		574,582	667,310
Income tax paid		-	-
Research and development expenditure paid		(12,980,180)	(8,318,054)
Income received in advance		486,780	-
Other revenue received		68,931	161,666
Interest paid		(1,007,752)	-
Net cash used in operating activities	17(b)	(21,735,693)	(12,304,598)

Cash flows from investing activities
Purchase of property, plant and equipment		(1,554,681)	(3,410,218)
Proceeds from sale of property, plant and equipment		25,906	-
Net cash paid for acquisition of business	17(d)	(4,033,058)	-
Net cash paid for increased interest in subsidiary		-	(4,644,964)
Net cash used in investing activities		(5,561,833)	(8,055,182)

Cash flows from financing activities
Proceeds from issue of ordinary shares		11,945,604	3,666,500
Payment of share issue and registration costs		(2,045,430)	(27,422)
Proceeds from borrowings		20,500,500	-
Payment of borrowing costs		(1,238,959)	-
Net cash provided by financing activities		29,161,715	3,639,078
Net increase / (decrease) in cash and cash equivalents		1,864,189	(16,720,702)
Cash and cash equivalents at the beginning of the financial year		12,892,061	31,350,656
Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies		690,302	(1,737,893)
Cash and cash equivalents at the end of the financial year	17(a)	15,446,552	12,892,061

This consolidated statement of cash flows should be read in conjunction with the accompanying notes to the financial statements.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

1.	Summary of Significant Accounting Policies

Background

pSivida Limited, or pSivida, together with its subsidiaries, referred to as the ‘Company’, ‘consolidated entity’ or the ‘Group’, is incorporated in Western Australia and is committed to biomedical applications of nano-technology and has as its core focus the development and commercialization of drug delivery products in the healthcare sector, initially in ophthalmology and oncology.

On May 18, 2001, pSivida re-listed on the Australian Stock Exchange (ASX Code: PSD). pSivida’s shares are also listed in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705), in the United Kingdom on the OFEX International Market Service (‘IMS’) under the ticker symbol PSD and on the NASDAQ Global Market under the ticker symbol PSDV.

The financial statements were authorized for issue by the directors on October 31, 2006.

Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standards and Urgent Issues Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards (‘A-IFRS’). Compliance with A-IFRS ensures that the consolidated financial statements and notes of the consolidated entity comply with International Financial Reporting Standards (‘IFRS’). The parent entity financial statements and notes also comply with IFRS except for the disclosure requirements in IAS 32 ‘Financial Instruments: Disclosure and Presentation’ as the Australian equivalent Accounting Standard, AASB 132 ‘Financial Instruments: Disclosure and Presentation’ (‘AASB 132’) does not require such disclosures to be presented by the parent entity where its separate financial statements are presented together with the consolidated financial statements of the consolidated entity.

The financial report has been prepared on the basis of historical cost, except derivative financial instruments which are measured at fair value. Cost is based on the fair values of the consideration given in exchange for assets.

The consolidated entity changed its accounting policies on July 1, 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 ‘First-Time Adoption of Australian Equivalents to International Financial Reporting Standards’, with July 1, 2004 as the date of transition except for financial instruments (refer Note 1(s)). An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity’s financial position, financial performance and cash flows is discussed in Note 28.

In the application of A-IFRS, management is required to make judgments, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis for making the judgments. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2006, the comparative information presented in these financial statements for the year ended June 30, 2005, and in the preparation of the opening A-IFRS balance sheet at July 1, 2004 (as disclosed in Note 28), the consolidated entity’s date of transition, except for the accounting policies in respect of financial instruments. The consolidated entity has not restated comparative information for financial instruments, including derivatives, as permitted under the first-time adoption transitional provisions.

A reconciliation of the major differences between these principles and those applicable in the United States of America (‘US GAAP’) is included in Note 29.

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

pSivida will continue to review the need to seek additional funding through public and private financing and/or through collaboration or other arrangements with corporate partners. The Company cannot be certain that they will be able to raise any required funding or capital, on favorable terms or at all, or that they will be able to establish corporate collaborations on acceptable terms, if at all. If the Company is unable to obtain such additional funding or capital, they may be required to reduce the scope of their development plans.

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

The date of inception of the development stage was December 1, 2000, being the date that pSivida (formerly Sumich Group Limited) was re-listed on the Australian Stock Exchange following a recapitalization and restructure. It was after this recapitalization and restructure that the Company acquired an interest in pSiMedica Limited, or pSiMedica, and commenced its research and development activities. Balances at inception of the development stage represent the Company’s statement of financial position balances post-recapitalization and restructure.

Going concern basis

The financial report has been prepared on a going concern basis of accounting, which contemplates the continuity of normal business activity, realization of assets and settlement of liabilities in the normal course of business.

At June 30, 2006, the consolidated entity had current assets of $17,080,192 and current liabilities of $23,962,620, resulting in net current liabilities of $6,882,428. For the year ended June 30, 2006, the consolidated entity incurred a negative operating cash flow of $21,735,693 and a net loss for the year of $28,166,129.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

During the year ended June 30, 2006, the Company entered into a subordinated convertible note agreement. As at the date of this report, the Company has determined that there may be a risk of default associated with maintaining the minimum net cash balance of US$1.5 million ($2.1 million) in accordance with the amended note agreement of October 17, 2006. In the event of a default, in accordance with the terms of the convertible loan note agreement, the note holder is entitled to call the full face value of the liability ($20.5 million at June 30, 2006) in cash.

Having regard to these matters, the Directors are nonetheless of the opinion that the going concern basis upon which the financial report is prepared continues to be appropriate for the following reasons:

(i)	between balance date and the date of this report, the Company has sold US$6.5 million ($8.5 million) of Subordinated Convertible Debentures as further described in Note 21;

(ii)
subsequent to June 30, 2006 the Company closed an agreement to revise the terms of the convertible note as further described in Note 21. This included the rescheduling of capital repayments with two repayments of US$6.25 million ($8.56 million) in July 2007 and January 2008, respectively;

(iii)
in the event of a default under the terms of the convertible note the Directors believe that they will be able to reach agreement on further revisions to the terms of the convertible note without the debt being called; and

(iv)
the Directors believe that the Company has the capacity to raise additional working capital either through the issue of additional equities or new debt issued to third parties, or a combination of debt and equity.

The Directors are of the opinion that the basis upon which the financial statements are prepared is appropriate in the circumstances. However, in the event that the convertible note is not converted into issued share capital, or the Company is not able to meet certain requirements under the convertible note or attain or maintain the effectiveness of or compliance with applicable regulations with respect to the registration statement and, as a result of any of the foregoing, the convertible note is required to be repaid in cash, there is substantial doubt as to whether the Company could continue as a going concern. Should the Company or the consolidated entity not continue as a going concern and pay their debts as and when they fall due, they may be unable to realize their assets, and discharge their liabilities in the normal course of business and at the amounts stated in the financial statements.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should the Company and the consolidated entity be unable to continue as a going concern.

Significant accounting policies

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a)	Principles of consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being pSivida Limited (the ‘parent entity’) and its subsidiaries as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

On acquisition and step acquisition (including increase in interests in subsidiaries), the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill. If, after reassessment, the fair value of the identifiable net assets acquired exceeds the cost of acquisition, the deficiency is credited to profit and loss in the period of acquisition.

On acquisition the interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognized.

The consolidated financial statements include information and results of each subsidiary from the date on which the Company obtains control and until such time as the Company ceases to control such entity. On acquisition the accounting policies of all subsidiaries are aligned with the policies of the Group.

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealized profits arising within the consolidated entity are eliminated in full.

(b)	Foreign currency

Functional and presentation currency

The functional currency of each entity is measured using the currency of the primary economic environment in which that entity operates. Entities within the consolidated entity use the following functional currencies:

Entity	Functional currency

pSivida Limited	Australian dollar ($) to December 31, 2005 United States dollar (US$) from January 1, 2006

pSiMedica Limited	British pound (£)

pSivida Inc	United States dollar (US$)

pSiOncology Pte Ltd	Singapore dollar (S$)

AION Diagnostics Limited	Australian dollar ($)

pSiNutria Limited	British pound (£)

The parent entity changed its functional currency from Australian dollars to United States dollars on acquisition of pSivida Inc (formerly Control Delivery Systems Inc) effective January 1, 2006 as it was determined that the United States was the primary economic environment in which the parent entity operates as of that date.

The consolidated financial statements are presented in Australian dollars which is the parent entity’s presentation currency.

The results and financial position of the entities whose functional currency is not the same as the presentation currency are translated into the presentation currency using the following procedures:

(a)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(b)	income and expenses for each income statement are translated at exchange rates at the dates of the transactions; and

(c)	all resulting exchange differences are recognized as a separate component of equity.

Foreign currency transactions

All foreign currency transactions during the financial period are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date.

Exchange differences are recognized in profit and loss in the period in which they arise.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Goodwill and fair value adjustments arising on the acquisition of a foreign entity on or after the date of transition to A-IFRS are treated as assets and liabilities of the foreign entity and translated at exchange rates prevailing at the reporting date.

(c)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks and money market investments with original maturity of three months or less, net of outstanding bank overdrafts. Bank overdrafts are carried at the principal amount and are classified as current liabilities in the balance sheet. Restrictions on the availability of cash for use within the Company’s day to day operations are included within cash and cash equivalents, but are disclosed separately.

(d)	Financial assets

Receivables

Trade and other receivables are recorded at cost less impairment.

(e)	Property, plant and equipment

Property, plant and equipment and leasehold improvements are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on property, plant and equipment. Depreciation is calculated on a straight line basis so as to write off the net cost of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

The following estimated useful lives are used in the calculation of depreciation:

Leasehold improvements	Lease term
Plant and equipment	3 years

(f)	Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognized as an expense on a straight line basis over the lease term.

Contingent rentals are recognized as an expense in the financial year in which they are incurred.

The cost of improvements to or on leasehold property is capitalized, disclosed as leasehold improvements, and depreciated over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(g)	Goodwill

Goodwill, representing the excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired, is recognized as an asset and not amortized, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognized immediately in profit and loss and is not subsequently reversed.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(h)	Intangible assets

Intangible assets acquired in a business combination

All potential intangible assets acquired in a business combination are identified and recognized separately from goodwill where they satisfy the definition of an intangible asset and their fair value can be measured reliably.

Patents and intellectual property

Acquired patents and intellectual property are recorded at cost less accumulated amortization and impairment. Amortization is calculated on a straight line basis so as to write off the cost of the asset over its estimated useful life of 12 years, commencing on the date the asset is available for use. The expected useful life is reviewed at the end of each annual reporting period.

In-process research and development

In-process research and development (‘IPR&D’) projects acquired in a business combination are recorded at cost, subject to any impairment write-downs. Amortization is charged over the estimated useful life once a project included in IPR&D has been successfully developed and is available for use. No amortization has been charged in the periods presented.

Research and development costs

Expenditure on research activities is recognized as an expense in the period in which it is incurred. Where no internally-generated intangible asset can be recognized, development expenditure is recognized as an expense in the period in which it is incurred.

An intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following are demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

To date, no development costs have been capitalized.

(i)	Trade and other payables

Trade payables and other accounts payable are recognized when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(j)	Borrowings

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortized cost with any difference between the initial recognized amount and the redemption value being recognized in profit and loss over the period of the borrowing.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(k)	Financial instruments issued by the Company

Debt and equity instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Compound instruments

The component parts of compound instruments, such as convertible debt with detachable warrants, are classified separately as liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible debt. The equity component initially brought to account is determined by deducting the amount of the liability component from the amount of the compound instrument as a whole.

The Company reviews the terms of compound instruments to determine whether there are embedded derivatives, such as a holder’s conversion option, that may be required to be bifurcated and accounted for separately as a derivative financial instrument. Bifurcated embedded derivatives are recorded at fair value on the balance sheet and classified as an asset or liability, as appropriate. After initial recognition, subsequent changes in the fair value of the embedded derivative are charged or credited to the income statement in the period.

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognized directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Transaction costs and discount on the issue of debt instruments

Transaction costs relating to the issuance of debt and the discount from the face amount of the debt are set off against the debt liability and amortized using the effective interest method over the expected life of the instrument.

Transaction costs and discount on the convertible note entered into on November 15, 2005 amounted to $8,372,475, of which $2,972,608 was amortized as of June 30, 2006.

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.

(l)	Provisions

Provisions are recognized when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

A provision for dividends is not recognized as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(m)	Income recognition

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Royalties

Royalty revenue is generally recognized on an accrual basis in accordance with the substance of the relevant agreement. Non-refundable royalties received in advance for which the Company has no obligation to perform future services are recognized when received.

Collaborative research and development

Collaborative research and development revenue comprises amounts received for research and development activities under the consolidated Group’s collaboration agreements. For contracts with specifically defined milestones, revenues from milestone payments related to agreements under which the consolidated Group has no continuing performance obligations are recognized upon achievement of the related milestone which represents the culmination of the earnings process. Revenues from milestone payments related to research collaboration agreements under which the consolidated Group has continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable; substantive effort is involved in achieving the milestone; and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone. If any of these conditions are not met, the milestone payments are deferred and recognized as revenue when the collaborating party confirms that the performance obligations have been met.

Other income

Interest

Interest income is recognized on a time proportionate basis that takes into account the effective yield on the financial asset.

Dividends

Dividend income is recognized on a receivable basis.

(n)	Goods and services tax

The Goods and Services Tax (‘GST’) is a tax on the supply of goods and services which is ultimately borne by the consumer but is collected at each stage of the production and distribution chain. The Company accounts for the impact of GST consistent with the Urgent Issues Group Interpretation 1031, ‘Accounting for the Goods and Services Tax’.

Revenues, expenses and assets are recognized net of the amount of GST, except:

•	for receivables and payables which are recognized inclusive of GST; and

•
where the amount of GST incurred is not recoverable from the taxation authority, it is recognized as part of the cost of acquisition of an asset or as part of an item of expense. GST incurred in respect of costs associated with share placements and non-tax deductible entertainment expenditure, is not recoverable from the taxation authority and GST incurred in respect of some stock exchange fees and registry expenses is only partially recoverable from the taxation authority.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(o)	Income tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognized as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilized. However, deferred tax assets and liabilities are not recognized if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognized in relation to temporary differences arising from goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realized or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets relating to carry forward tax losses are recognized where it is probable that taxable profit will be available against which the carry forward tax losses can be utilized.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company / consolidated entity intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognized as an expense or as income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognized directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

(p)	Employee entitlements

Provision is made for employee entitlements accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and sick leave.

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

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Employee entitlements expenses arising in respect of the following categories:

•	wages and salaries, non-monetary benefits, annual leave, sick leave and other leave entitlements; and

•	other types of employee entitlements;

are charged against profits on a net basis in their respective categories.

Any contributions made to the superannuation fund by entities within the consolidated entity are charged against profits when due.

(q)	Impairment of assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill, as well as in process research and development, is tested for impairment annually and whenever there is an indication that the asset may be impaired. An impairment of goodwill is not subsequently reversed.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized in profit or loss immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized in profit and loss immediately.

(r)	Share-based payments

Equity-settled share-based payments granted after November 7, 2002 that were unvested as of January 1, 2005 are measured at fair value at the date of grant (or the measurement date in the case of share-based payments granted to non-employees). Fair value is measured by use of the Black-Scholes option pricing model in most instances. Where conditions of the options make use of the Black-Scholes method inappropriate, such as where employee options have long lives, and are exercisable during the period between vesting date and the end of the option’s life and the exercise date cannot be reliably estimated, the entity will use another more appropriate option valuation method, such as the Binomial method. The expected life used in the Binomial model is adjusted, based on management’s best estimate, for the effects of exercise restrictions and behavioral considerations.

The fair value of the equity-settled share-based payments is expensed over the vesting period, based on the consolidated entity’s estimate of shares that will eventually vest.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(s)	Comparative information

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of AASB 132 and AASB 139 ‘Financial Instruments: Recognition and Measurement’, as permitted on the first-time adoption of A-IFRS. The Company’s analysis has concluded that the changes in the accounting policies for financial instruments has a nil effect on the balance sheet as at July 1, 2005.

(t)	AASB accounting standards issued but not yet in effect

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended June 30, 2006. Whilst a final assessment has not been made on the expected impact of these standards, it is expected that there will be no significant changes in the Group’s accounting policies. Below is a summary of the recently amended or issued Accounting Standards relevant to the Group:

AASB Amendment	Affected Standards	Nature of change to accounting policy	Application date of standard (reporting period commences on or after)	Application date for Group

2005-1	AASB 139: Financial instruments: Recognition and Measurement	No change to accounting policy required, therefore no impact.	January 1, 2006	July 1, 2006

2005-5	AASB139: Financial instruments: Recognition and Measurement	No change to accounting policy required, therefore no impact.	January 1, 2006	July 1, 2006

2005-6	AASB 3: Business Combinations	No change to accounting policy required, therefore no impact.	January 1, 2006	July 1, 2006

2005-10
AASB 132: Financial Instruments: Disclosure and Presentation
AASB 101: Presentation of Financial Statements
AASB 114: Segment reporting
AASB 117: Leases
AASB 133: Earnings per Share
AASB 139: Financial instruments: Recognition and Measurement
UIG 4 Determining whether an Arrangement contains a lease
UIG 8 Scope of AASB 2
		No change to accounting policy required, therefore no impact.	January 1, 2007	July 1, 2007

New standard	AASB 7 Financial Instruments: Disclosures	No change to accounting policy required, therefore no impact.	January 1, 2007	July 1, 2007

The following amended standards are not applicable to the Group and therefore have no impact.

•	AASB 1023: General Insurance Contracts

•	AASB 1038: Life Insurance Contracts

•	AASB 4: Insurance Contracts

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

•	UIG 5: Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

•	UIG 7: Applying the Restatement Approach under AASB129 Financial Reporting in Hyperinflationary Economies

2.	Loss from operations

Years Ended June 30,
2006	2005
$	$

(a)	Revenue

Revenue consisted of the following items:
Royalties	460,926	-
Collaborative research and development	863,143	-
Other revenue	68,931	161,666
Total revenue	1,393,000	161,666

(b)	Loss before income tax

Loss before income tax has been arrived at after crediting / (charging) the following gains / (losses):
Interest - other	574,582	667,310
Gain / (loss) on disposal of property, plant and equipment	6,051	(6,910)
Total other income	580,633	660,400

Net foreign exchange gain / (loss)	724,811	(1,623,484)

Loss before income tax has been arrived at after charging the following expenses:

	Years Ended June 30,
	2006	2005
	$	$
Finance costs
- interest expense	1,073,051	-
- other finance costs *	3,471,033	31,569
	4,544,084	31,569

*
Other finance costs in the 2006 year consist of amortization of the discount and issue costs components of the convertible note amounting to $2,972,608 and penalty payments made in respect of the convertible note amounting to $498,425.

Depreciation of non-current assets	305,350	43,939
Amortization of non-current assets	9,316,078	6,070,231

Research and development costs immediately expensed
- depreciation of non-current assets	2,094,868	605,918
- other research and development expenses	15,760,397	7,682,012
	17,855,265	8,287,930

Operating lease rental payments	519,523	97,738

Employee benefit expense
- equity settled share-based payments	1,987,205	508,610
- defined contribution plans	419,913	239,868
- other employee benefits	3,015,174	800,139
	5,422,292	1,548,617

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

3.	Income tax

(a)	Income tax recognized in profit or loss

Deferred tax benefit relating to the origination and reversal of temporary differences	(9,519,805)	(3,620,891)
Total tax benefit	(9,519,805)	(3,620,891)

The prima facie income tax expense on pre-tax accounting loss reconciles to the income tax benefit in the financial statements as follows:

Loss from operations	(37,685,934)	(20,813,923)

Income tax benefit calculated at 30% (2005: 30%)	(11,305,780)	(6,244,177)
Non deductible costs	4,875,945	2,091,624
Non deductible share-based payments and charges	585,917	-
Unused tax losses not recognized as deferred tax assets	-	291,621
Changes in fair value of embedded derivative	(1,022,375)	-
Utilization of prior year tax losses not previously recognized	(47,607)	(22,520)
Recognition of prior year tax losses not previously recognized	(1,431,366)	-
Movements in other temporary differences not recognized as deferred tax assets	(155,643)	-
Foreign exchange movements during the year	(607,323)	-
Overseas tax rates	(411,573)	262,560
Income tax benefit	(9,519,805)	(3,620,892)

The tax rate used in the above reconciliation is the corporate tax rate of 30% payable by Australian corporate entities on taxable profits under Australian tax law. There has been no change in the corporate tax rate when compared with the previous reporting period.

(b)	Current tax assets and liabilities

	Years Ended June 30,
	2006	2005
	$	$
Income tax payable	-	-

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(c)	Deferred tax balances

Deferred tax assets comprise:
Tax losses - revenue	28,446,347	5,611,096
Temporary differences (provisions)	57,876	-
	28,504,223	5,611,096

Deferred tax liabilities comprise:
Patents	(47,115,784)	(15,392,679)
In-process research and development	(13,939,219)	(341,073)
	(61,055,003)	(15,733,752)

Net deferred tax liability	(32,550,780)	(10,122,656)

Unrecognized deferred tax assets:
The following deferred tax assets have not been brought to account as assets:

Tax losses - revenue	1,158,028	2,519,776
Research and development tax credits	283,096	-
Capital raising costs	76,540	-
Other temporary differences	-	155,643
	1,517,664	2,675,419

(d)	Movements in deferred tax balances

Opening balance	(10,122,656)	-
Profit and loss credit / (charge)	9,519,805	3,620,892
Acquired as part of business combination	(32,505,887)	(13,743,548)
Foreign exchange movements during the year	557,958	-
Closing balance - net deferred tax liability	(32,550,780)	(10,122,656)

The Company has elected not to consolidate its Australian subsidiaries under the tax consolidation regime.

4.	Dividends paid or provided for on ordinary shares

No dividend has been declared or paid during the current financial year or the prior financial year.

The consolidated entity does not have any franking credits available for current or future years as the consolidated entity is not in a tax paying position.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

5.	Trade and other receivables

	As at June 30,
	2006	2005
	$	$
Current
Other receivables (i)	1,001,486	709,418
	1,001,486	709,418

(i)
Other receivables include amounts outstanding for goods & services tax (‘GST’) and value added tax (‘VAT’). These amounts are non-interest bearing and have repayment terms applicable under the relevant government authorities.

6.	Property, plant and equipment

	Plant and equipment	Leasehold improvements	Construction in progress	Total
	$	$	$	$
Gross carrying amount
Balance at July 1, 2004	1,360,533	14,214	-	1,374,747
Additions	1,358,690	146,978	1,904,551	3,410,219
Disposals	(112,724)	-	-	(112,724)
Net foreign currency exchange differences	(167,044)	(5,393)	(76,038)	(248,475)
Balance at July 1, 2005	2,439,455	155,799	1,828,513	4,423,767

Additions	649,298	392,413	512,970	1,554,681
Disposals	(42,003)	(3,706)	-	(45,709)
Acquisitions through business combinations	609,572	14,510	-	624,082
Transfers between asset categories	2,348,394	-	(2,348,394)	-
Net foreign currency exchange differences	242,526	10,283	6,911	259,720
Balance at June 30, 2006	6,247,242	569,299	-	6,816,541

Accumulated depreciation
Balance at July 1, 2004	(699,938)	(5,110)	-	(705,048)
Disposals	105,814	-	-	105,814
Depreciation expense	(605,910)	(25,817)	-	(631,727)
Net foreign currency exchange differences	80,118	739	-	80,857
Balance at July 1, 2005	(1,119,916)	(30,188)	-	(1,150,104)

Disposals	24,973	882	-	25,855
Depreciation expense	(2,297,328)	(102,890)	-	(2,400,218)
Net foreign currency exchange differences	(147,923)	(4,602)	-	(152,525)
Balance at June 30, 2006	(3,540,194)	(136,798)	-	(3,676,992)

Net book value
As at June 30, 2005	1,319,539	125,611	1,828,513	3,273,663
As at June 30, 2006	2,707,048	432,501	-	3,139,549

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

7.	Goodwill

	As at June 30,
	2006	2005
	$	$
Gross carrying amount
Balance at beginning of year	23,305,698	-
Additional amounts recognized from business combinations	30,406,123	23,305,698
Effects of foreign currency exchange differences	(552,592)	-
Balance at end of year	53,159,229	23,305,698

Accumulated impairment losses
Balance at beginning of year	-	-
Impairment losses for year	-	-
Balance at end of year	-	-

Net book value
At the end of the year	53,159,229	23,305,698

Allocation of goodwill and in-process research and development to cash-generating units

Goodwill and in-process research and development have been allocated for impairment testing purposes to a single cash-generating unit based on the primary reporting segment. At this time, Retisert is the only cash-generating product owned by the Company with sales of the product occurring in the US as a result of the marketing of the product undertaken by Bausch & Lomb. The Company receives a royalty fee on each sale of the Retisert product.

The recoverable amount of the cash-generating unit is determined based on a value in use calculation which uses cash flow projections based on the expectations and forecasts of management covering a ten year period and applying a discount rate in reference to a weighted average cost of capital for the Company of approximately 17.2% based on a beta of 2.5. Management considers ten years to be a reasonable period to consider based on the nature of the industry and the often long product development cycles prior to commercialization. Cash flows have been estimated based on current numbers of patients diagnosed with the condition which the Group’s products are developed to treat, with growth rates based on generally expected treads, ranging between zero percentage increases and up to 4% per annum. Management considers such growth rates to be reasonable. Market penetration rates have been developed based on currently available sales results and on management’s future expectations and range from between 0.4% to 12%. Management considers the market penetration rates applied to be reasonable based on the unmet need of many of the conditions for which the Group’s products are being developed to treat. Development costs have been estimated based on historical costs and on management’s development plans currently in place, with general and administrative costs assumed to grow at the rate of 5% per annum after a period of three years for which detailed cost budgets have been prepared by management. Management believes that any reasonably possible change in the key assumptions on which recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

8.	Other intangible assets

	As at June 30,
	2006	2005
	$	$
Patents and licenses
Gross carrying amount at beginning of year	58,056,474	11,447,452
Acquisitions through business combinations	88,460,020	46,609,022
Net foreign currency exchange differences	(2,685,469)	-
Gross carrying amount at end of year	143,831,025	58,056,474

Accumulated amortization and impairment at beginning of year	(8,399,511)	(2,329,280)
Amortization expense (i)	(9,316,078)	(6,070,231)
Net foreign currency exchange differences	(248,434)	-
Accumulated amortization and impairment at end of year	(17,964,023)	(8,399,511)

Net book value at end of year	125,867,002	49,656,963

In-process research and development
Gross carrying amount at beginning of year	1,705,366	-
Acquisitions through business combinations	34,281,686	1,705,366
Net foreign currency exchange differences	253,053	-
Gross carrying amount at end of year	36,240,105	1,705,366

Accumulated amortization and impairment at beginning of year	-	-
Amortization expense (i)	-	-
Accumulated amortization and impairment at end of year	-	-

Net book value at end of year	36,240,105	1,705,366

Total net book value at end of year	162,107,107	51,362,329

(i)	Amortization expense is included in the line item ‘Selling, general and administrative’ in the statement of operations.

Significant intangible assets

The consolidated entity holds patents and licenses in its subsidiary pSiMedica Limited. The carrying amounts of the patents and licenses of $55,625,444 will be fully amortized in 7 years (2005: 8 years).

The consolidated entity holds patents relating to ophthalmological products in its subsidiary pSivida Inc. The carrying amount of these patents of $88,205,581 will be fully amortized in 11.5 years.

The ultimate recoupment of costs carried forward for patents, licenses and in-process research and development is dependent on the successful development and commercial exploitation of its technology.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

9.	Trade and other payables

	As at June 30,
	2006	2005
	$	$
Current
Trade payables (i)	1,655,637	806,047
Other payables (i)	5,693,903	1,161,671
Accrued interest	66,473	-
	7,416,013	1,967,718

Current - related party
Amounts payable to directors and their related parties	-	38,253
Amounts payable to other related parties	-	11,849
	-	50,102

Total trade and other payables at end of year	7,416,013	2,017,820

(i)
Trade and other creditor amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

10.	Borrowings

Current - unsecured
At amortized cost
Convertible note (i)	11,219,697	-

Non-Current - unsecured
At amortized cost
Convertible note (i)	3,940,092	-

(i)
The consolidated entity entered into a finance facility agreement with Castlerigg Master Investments on 16 November 2005 to fund the expanded development of pSivida’s platform technologies and ongoing working capital requirements. The facility agreement contains a number of terms that create a hybrid financial instrument being a loan host contract and a compound embedded derivative.

Terms of the subordinated convertible note were as follows:

•	Face value of US$15 million ($20.5 million)

•	Term of 3 years

•	Interest payable at an interest rate of 8% payable quarterly

•	Convertible into pSivida ADSs at an initial conversion price of US$7.10 per ADS ($0.95 per ordinary share)

The convertible note may be converted by the holder into shares (represented by ADSs) at any time prior to the third anniversary of the date of issue of the Note. The number of shares to be issued on conversion of Note is to be calculated by dividing the face value of the Note to be converted (and any accrued but unpaid interest on the Note) by the issue price of the shares (rounded up to the nearest 10 shares), which was initially US$7.10 per ADS (or US$0.71 per share).

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

The holder of the Notes may require the Company to redeem up to one third of their Notes on the 12 month, 18 month and 24 month anniversary of the Note where one tenth of the volume weighted average price at which ADSs trade on NASDAQ over the 10 trading days preceding these anniversary dates is less that the conversion price on that date.

The Company has the right, in certain specified circumstances, to force the investors to convert the Notes into ADSs, including if the ADSs are trading at 200% of the conversion price during a specified period.

Events of default include the Company’s failure to deliver converted ADSs within a period of 12 business days, suspension from trading for more than five business days or ten business days within a 12 month period, a failure to have the Registration Statement declared effective by the US Securities and Exchange Commission, a failure to pay interest and other customary events of default such as bankruptcy.

Under the terms of the Note, the Company is required to hold a net cash balance in excess of 30% of the amount of the note outstanding. Accordingly, $6,163,539 of cash and cash equivalents is restricted as of June 30, 2006.

The convertible note was valued using a Binomial Tree Model.

The Company also issued detachable warrants over 633,803 ADSs (representing warrants over 6,338,030 ordinary shares) as part of the convertible note agreement. The warrants are exercisable for six years at a current exercise price of US$7.17 per ADS. The value of the detachable warrants was determined using the residual value method and was recorded as a separate component of equity.

Refer to Note 21 for details of subsequent amendment to the terms of the note.

11.	Other financial liabilities

		As at June 30,
		2006	2005
		$	$
Current
Compound embedded derivative - at fair value	(i)	2,465,416	-

(i)
The compound embedded derivative arose in connection with the finance facility agreement with Castlerigg Master Investments. The facility agreement contains a number of terms that create a hybrid financial instrument consisting of a loan host contract and a compound embedded derivative. In accordance with the stated accounting policy, the embedded derivatives, which include the conversion option and the holder’s redemption option, are recognized separately from the host debt instrument. The value of the derivatives embedded in the loan has been determined at fair value using a Binomial Tree Model and changes over time are revalued on a marked to market basis through profit and loss.

12.	Provisions

	Notes
Provision for employee entitlements
Balance at beginning of year		29,879	-
Net arising and utilized during the year		2,596	29,879
Acquisitions through business combinations	25	161,234	-
Net foreign currency exchange differences		(789)	-
Balance at end of year		192,920	29,879

Current	19	192,920	29,879

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

13.	Issued capital

(a)	Issued capital

	As at June 30,
	2006	2005
	$	$
Ordinary shares, fully paid	230,377,035	107,883,835

The concepts of authorized capital and par value do not exist under the Corporations Act 2001 and therefore the Company does not have a limited amount of authorized capital and issued shares do not have a par value.

(b)	Movements in share capital

		2006	2005	2006	2005
		Number	Number	$	$
Balance at beginning of year		219,312,166	153,937,785	107,883,835	49,957,982
Issued during the year
Share placements		167,697,790	49,804,381	117,611,006	54,286,775
Options exercised		38,740	15,570,000	27,521	3,666,500
Capital raising pursuant to rights issue		10,515,811	-	6,309,487	-
Forfeiture of non-vested ADSs	(i)	(528,400)	-	(291,174)	-
Amortization of non-vested ADS	(i)	-	-	962,471	-
Share and rights issue costs		-	-	(2,126,111)	(27,422)
Balance at end of year		397,036,107	219,312,166	230,377,035	107,883,835

(i)
Non-vested ADSs were issued to employees of CDS as part of the acquisition of CDS in December 2005. Refer to Note 25 for further detail. The vesting of the non-vested ADSs is subject to the following terms:

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

•	ADSs vest on dates ranging from January 2007 to May 2008; and
•	Non-vested ADSs is forfeited on cessation of employment.

The component of the value of non-vested ADSs issued to CDS employees at the time of the acquisition that related to unearned compensation is being amortized over the remaining vesting period of the ADS.

(c)	Share options and warrants

2006 year

pSivida Limited	Exer-cise price		Expiry date	Balance at beginning of year	Granted during the year	Exer-cised during the year	Expired during the year	For-feited during the year	Balance at end of year
				Number	Number #	Number #	Number #	Number	Number
Unlisted options *		$0.61	12/31/07	4,375,000	-	-	-	-	4,375,000
Unlisted options		$1.09	8/5/08	2,050,000	-	-	-	-	2,050,000
Unlisted options *		$1.18	8/5/09	9,044,713	-	-	-	(110,041)	8,934,672
Unlisted options *		$1.02	4/22/10	200,000	-	-	-	-	200,000
Unlisted options *		$0.80	12/31/08	115,000	-	-	-	-	115,000
Unlisted options *		$0.80	3/31/10	3,177,000	-	-	-	(345,500)	2,831,500
Unlisted warrants over ADSs	US$	1.25	9/9/08	-	1,330,000	-	-	-	1,330,000
Unlisted options *		$0.80	3/31/10	-	900,000	-	-	-	900,000
Unlisted warrants over ADSs	US$	0.72	11/16/11	-	6,338,030	-	-	-	6,338,030
Unlisted options *		$0.92	9/30/10	-	400,000	-	-	-	400,000
Unlisted options over ADSs	US$	3.22	6/12/06	-	70,460	-	(70,460)	-	-
Unlisted options over ADSs	US$	3.22	7/9/06	-	38,760	-	-	-	38,760
Unlisted options over ADSs	US$	2.89	4/19/07	-	38,760	-	-	-	38,760
Unlisted options over ADSs	US$	0.18	9/18/07	-	704,560	-	-	-	704,560
Unlisted options over ADSs	US$	2.89	10/31/07	-	70,460	-	-	-	70,460
Unlisted options over ADSs	US$	2.89	4/15/08	-	58,140	-	-	-	58,140
Unlisted options over ADSs	US$	0.00	5/14/09	-	38,760	(38,740)	-	-	20
Unlisted options over ADSs	US$	0.23	8/25/09	-	352,280	-	-	-	352,280
Unlisted options over ADSs	US$	0.34	11/12/09	-	352,280	-	-	-	352,280
Unlisted options *		$0.92	9/30/10	-	1,850,000	-	-	-	1,850,000
				18,961,713	12,542,490	(38,740)	(70,460)	(455,541)	30,939,462

*	Options issued pursuant to the Company’s Employee Share Option Plan (‘ESOP’).

#	Numbers of options and warrants over ADSs have been converted to equivalent values over ordinary shares to allow comparability with options over ordinary shares.

AION Diagnostics Consolidated Group	Exer-cise price	Expiry date	Balance at beginning of year	Granted during the year	Exer-cised during the year	Cancell-ed during the year	Forfeit-ed during the year	Balance at end of year
			Number	Number	Number	Number	Number	Number
Unlisted options *	$0.00	3/2/08	1,200,000	-	(1,000)	(1,000)	(260,000)	938,000
Unlisted options *	$0.00	3/2/08	-	261,000	-	-	-	261,000
			1,200,000	261,000	(1,000)	(1,000)	(260,000)	1,199,000

*	Options issued pursuant to the Company’s Employee Share Option Plan (‘ESOP’).

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

2005 year

pSivida Limited	Exercise price	Expiry date	Balance at beginning of year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of year
			Number	Number	Number	Number	Number
Unlisted options	$0.20	12/31/04	12,570,000	-	(12,570,000)	-	-
Unlisted options	$0.50	12/31/04	150,000	-	(150,000)	-	-
Unlisted options	$0.65	12/31/04	150,000	-	(150,000)	-	-
Unlisted options *	$0.40	12/31/04	2,200,000	-	(2,200,000)	-	-
Unlisted options *	$0.20	12/31/04	500,000	-	(500,000)	-	-
Unlisted options *	$0.61	12/31/07	4,395,000	-	-	(20,000)	4,375,000
Unlisted options	$1.09	8/5/08	-	2,050,000	-	-	2,050,000
Unlisted options *	$1.18	8/5/09	-	9,114,537	-	(69,824)	9,044,713
Unlisted options *	$1.02	12/31/08	-	200,000	-	-	200,000
Unlisted options *	$0.80	12/31/08	-	115,000	-	-	115,000
Unlisted options *	$0.80	3/31/10	-	3,202,000	-	(25,000)	3,177,000
			19,965,000	14,681,537	(15,570,000)	(114,824)	18,961,713

AION Diagnostics Consolidated Group	Exercise price	Expiry date	Balance at beginning of year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of year
			Number	Number	Number	Number	Number
Unlisted options *	$0.00	2/3/08	-	1,200,000	-	-	1,200,000

*	Options issued pursuant to the Company’s Employee Share Option Plan (‘ESOP’).

For share options and warrants granted during the financial year the fair value of the options and warrants granted was determined using the Black-Scholes option pricing model (refer to Note 1(r)). The following weighted average inputs to that model were used:

	pSivida Limited			AION Diagnostics Consolidated Group
	Director and employee	Consultant	CDS Acquisition	Director and employee

Number of options over shares	3,150,000	-	-	261,000
Number of options over ADSs	-	133,000	172,446	-
Black-Scholes model fair value	$0.258	US$0.414	US$3.872	$0.290
Share price at grant date	$0.722	US$5.798	US$5.169	$0.290
Exercise price	$0.886	US$12.500	US$6.493	$0.00
Expected volatility	55.0%	55.0%	55.0%	75.0%
Option life	4.66 years	2.93 years	2.48 years	3.00 years
Expected dividends	-	-	-	-
Risk-free rate	5.257%	5.081%	5.350%	5.250%

The Company also issued 633,803 warrants over ADSs (representing 6,338,030 warrants over ordinary shares) during the financial year in connection with the convertible note transaction in November 2005. These warrants were valued using the residual value method and were recorded as a separate component of equity (refer to Note 10(i)).

The Company has considered the stage of development, the future relocation of the Company to the US, the individuals to whom options have been awarded and historical exercises when estimating the expected early exercise of the options issued.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

In determining a reasonable expected rate of volatility to be applied in determining the value of options issued by the Company, the Company considered historical volatility and the expectation that the volatility rate will remain constant around current levels as the Company continues to mature in the Australian biotech market, whilst gaining greater exposure to the US market.

The risk-free rate is the government bond rate (having a term that most closely resembles the expected life of the option) in effect at the grant date.

(d)	Terms and conditions of issued capital

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company. One ADS is equivalent to ten ordinary shares.

(e)	Registration rights agreements

During the year ended June 30, 2006, the Company entered into registration rights agreements with purchasers of its equity securities. These registration rights agreements require the Company to register with the SEC the resale of ADSs issued to such persons. The Company’s obligation to register ADSs in such transactions is subject to a deadline, which may be extended in certain situations, and the Company’s failure to meet these deadlines may result in monetary compensation against the Company. With respect to the convertible note financing, from May 15, 2006 until June 30, 2006, that penalty was equal to US$225,000 ($308,200) per 30-day period, and the Company was required to make payments of US$352,500 ($474,237) through that period. The Company was required to make additional payments at the same rate for the period from July 1, 2006 until registration on September 29, 2006. The expense in relation to the penalty payments incurred in the year ended June 30, 2006 is included within other financing costs in the income statement.

14.	Reserves

	As at June 30,
	2006	2005
	$	$
Foreign currency translation a	(3,023,955)	(350,287)
Option premium reserve b	2,687,025	292,828
Employee equity-settled benefits reserve c	1,920,824	631,586
	1,583,894	574,127

(a)	Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations. The balance in relation to the parent entity has arisen due to the difference in functional currency and presentation currency of the parent entity (refer to Note 1(b)).

	Years Ended June 30,
	2006	2005
	$	$
Balance at beginning of year	(350,287)	-
Loss on translation of foreign controlled entities	(2,673,668)	(350,287)
Balance at end of year	(3,023,955)	(350,287)

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(b)	Option premium reserve

The option premium reserve is used to recognize the value of options and warrants issued of a capital nature.

	Years Ended June 30,
	2006	2005
	$	$
Balance at beginning of year	292,828	-
Warrants issued in connection with convertible note	1,706,592	-
Increase on issue of options and warrants	715,111	292,828
Exercise of options	(27,506)	-
Balance at end of year	2,687,025	292,828

(c)	Employee equity-settled benefits reserve

The employee equity-settled benefits reserve is used to recognize the value of options issued to employees and consultants.

Balance at beginning of year	631,586	39,689
Share based payments	1,289,238	591,897
Balance at end of year	1,920,824	631,586

15.	Accumulated deficit

(a)	Deficit accumulated prior to development stage

Balance at end of year	(3,813,181)	(3,813,181)

(b)	Deficit accumulated during development stage

Balance at beginning of year	(24,949,034)	(8,155,198)
Net loss attributable to members of the Company	(28,166,129)	(16,793,836)
Balance at end of year	(53,115,163)	(24,949,034)

16.	Minority interest

Reconciliation of minority interest in controlled entities

Balance at beginning of year	-	1,583,200
Share of current year loss	-	(399,196)
Share of foreign currency translation reserve	-	79,361
Effect of change in shareholding	-	(1,263,365)
Balance at end of year	-	-

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

17.	Notes to the statement of cash flows

(a)	Reconciliation of cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

	Years Ended June 30,
	2006	2005
	$	$
Cash on hand	3,922,626	1,637,560
Deposits at call	11,523,926	11,254,501
	15,446,552	12,892,061

Under the terms of the note, the Company is required to hold a net cash balance in excess of 30% of the amount of the note outstanding. Accordingly, $6,163,539 of cash and cash equivalents is restricted as of June 30, 2006.

(b)	Reconciliation of loss for the period to net cash flows used in operating activities

Loss for the year	(28,166,129)	(17,193,032)
Depreciation	2,400,195	631,727
Amortization	9,316,078	6,099,880
(Gain) / loss on disposal of property, plant and equipment	(6,051)	6,910
Share-based compensation expense	1,953,056	591,897
Finance costs	3,471,033	1,920
Deferred income tax benefit	(9,519,805)	(3,620,891)
Change in fair value of derivative	(3,407,915)	-
Foreign currency (gain) / loss	(724,659)	1,623,484
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase) / decrease in assets:
Trade and other receivables	279,244	(408,904)
Prepayments	(16,968)	(290,102)
Increase in liabilities:
Trade and other creditors	2,683,632	222,634
Provisions	2,596	29,879
Net cash flows used in operating activities	(21,735,693)	(12,304,598)

(c)	Non-cash financing and investing activities

In December 2005 the Company issued the following securities to former Control Delivery Systems Inc (‘CDS’) shareholders as part consideration for the acquisition of CDS (now pSivida Inc):

•	150,844,680 shares at a value of $0.71 each;

•	8,991,930 non-vested shares at a value of $0.71 each; and

•	1,724,460 options valued using the Black-Scholes model.

In August 2004 the Company issued 49,804,381 shares at a value of $1.09 each to former pSiMedica Limited shareholders as part consideration for the acquisition of the remaining interest in pSiMedica Limited.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(d)	Business combination transactions

Businesses acquired

During the financial year, 100% of the issued capital of Control Delivery Systems Inc was acquired. Refer to Note 25 for further information.

	Years Ended June 30,
	2006	2005
	$	$
Net cash paid for acquisition of business
Cash consideration	114,319	-
Direct acquisition costs paid on acquisition	4,147,202
Less cash and cash equivalents balances acquired	(228,463)	-
	4,033,058	-

Increase in interest in subsidiaries

In the 2005 financial year, the Company acquired the remaining 55.28% interest in its subsidiary pSiMedica Limited.

Cost of acquisition comprised of:	$
• Cash	4,323,622
• 49,804,381 ordinary fully paid shares of pSivida $1.09 per share	54,286,775
• 638,537 share options in pSivida	292,828
• Direct acquisition costs	321,342
59,224,567

The fair value of the ordinary fully paid shares was based on the ASX published price at the date of exchange. The ASX closing price of pSivida ordinary shares on the August 5, 2004 was $1.09 per ordinary share.

The fair value of the share options was calculated using the Black-Scholes model.

	Years Ended June 30,
	2006	2005
	$	$
Net cash paid for increased interest in subsidiary
Cash consideration	-	4,323,622
Direct acquisition costs paid on acquisition	-	321,342
	-	4,644,964

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

18.	Leases

(a)	Operating leases

Operating leases relate to leases on building office space and certain items of office equipment. These leases have an average life of between 1 and 5 years. There are no restrictions placed upon the lessee by entering into these leases. The consolidated entity does not have an option to purchase the leased assets at the expiry of the lease period.

Future minimum rentals payable under non-cancellable operating leases as at June 30 are as follows:

	As at June 30,
	2006	2005
	$	$
Year ended June 30, 2006	-	325,509
Year ended June 30, 2007	893,143	119,423
Year ended June 30, 2008	625,468	2,947
Year ended June 30, 2009	584,923	-
Year ended June 30, 2010	155,700	-
Year ended June 30, 2011	103,800	-
Thereafter	-	-
	2,363,034	447,879

19.	Employee entitlements

The aggregate employee entitlements liability recognized and included in the financial statements is as follows:

Notes
Provision for employee entitlements (current)	12	192,920	29,879

	Number	Number
Number of employees at end of financial year	55	36

Superannuation

Under Australian government regulations the Company is legally required to contribute 9% of employees’ gross income to an approved superannuation fund. Employees are entitled to contribute additional amounts to the fund at their own discretion. The Company makes the required contribution to each employee’s nominated Superannuation Fund.

The consolidated entity does not operate any schemes of a defined benefit nature.

Contributions by the consolidated entity of up to 9% of employees’ wages and salaries are legally enforceable in Australia. United Kingdom subsidiary, pSiMedica Limited, operates a defined contribution pension scheme. United States subsidiary, pSivida Inc, matches a portion of employees’ 401k contributions. Refer to Note 2 for the total expense.

Employee share option plan (‘ESOP’) for pSivida Limited

An employee share option plan has been established where directors and employees of the consolidated entity are issued with options over the ordinary shares of pSivida Limited. Shareholders reapproved the plan at the AGM held on November 17, 2004. The options, issued for nil consideration, are issued in accordance with guidelines established by the directors of pSivida Limited.

Each employee share option converts into one ordinary share of pSivida Limited on exercise. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

pSivida Limited		2006	2006	2005	2005
		Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
			$		$
Balance at beginning of financial year	a	16,911,713	0.96	7,095,000	0.52
Granted during financial year	b	3,150,000	0.89	12,621,537	1.08
Exercised during financial year	c	-		(1,050,000)	0.28
Transferred during financial year	d	-		(1,650,000)	0.38
Forfeited during financial year	e	(455,541)	0.89	(104,824)	0.98
Balance at end of financial year	f	19,606,172	0.95	16,911,713	0.96
Exercisable at end of financial year		17,831,172	0.87	13,744,713	0.81

The options outstanding as of June 30, 2006 have a weighted average remaining contractual life of 2.95 years and exercise prices in the following ranges:

Range of exercise price	Number of options	Weighted average exercise price
$0.50 to $0.75	4,375,000	$0.61
$0.75 to $1.00	6,096,500	$0.84
$1.00 to $1.25	9,134,672	$1.18
	19,606,172

(a) Balance at beginning of financial year

Options - series 2006	Number	Grant date	Vesting date	Expiry date	Exercise price
					$
Issued October 21, 2003	250,000	10/21/03	10/21/03	12/31/07	$0.61
Issued October 21, 2003	250,000	10/21/03	7/21/04	12/31/07	$0.61
Issued October 21, 2003	2,325,000	10/21/03	4/21/04	12/31/07	$0.61
Issued October 21, 2003	350,000	10/21/03	1/21/04	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/03	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/04	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/05	12/31/07	$0.61
Issued August 5, 2004	175,000	8/5/04	8/5/04	8/5/09	$1.18
Issued August 5, 2004	40,000	8/5/04	8/5/05	8/5/09	$1.18
Issued August 5, 2004	8,829,713	8/5/04	8/5/04	8/5/09	$1.18
Issued April 22, 2005	200,000	4/22/05	4/22/05	4/22/10	$1.02
Issued April 22, 2005	115,000	4/22/05	4/22/05	12/31/08	$0.80
Issued April 22, 2005	50,000	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	450,000	4/22/05	4/22/05	3/31/10	$0.80
Issued April 22, 2005	2,227,000	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	450,000	4/22/05	4/22/07	3/31/10	$0.80
	16,911,713

(b) Granted during financial year

Options - series 2006	Number	Grant date	Vesting date	Expiry date	Exercise price
					$
Issued November 15, 2005	900,000	11/15/05	4/22/06	3/31/10	$0.80
Issued November 16, 2005	400,000	11/16/05	11/16/06	9/30/10	$0.92
Issued December 30, 2005	875,000	12/30/05	12/30/05	9/30/10	$0.92
Issued December 30, 2005	487,500	12/30/05	12/30/06	9/30/10	$0.92
Issued December 30, 2005	487,500	12/30/05	12/30/07	9/30/10	$0.92
	3,150,000

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Options - series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price
					$
Issued August 5, 2004	175,000	8/5/04	8/5/04	8/5/09	$1.18
Issued August 5, 2004	50,000	8/5/04	8/5/05	8/5/09	$1.18
Issued August 5, 2004	8,889,537	8/5/04	8/5/04	8/5/09	$1.18
Issued April 22, 2005	200,000	4/22/05	4/22/05	4/22/10	$1.02
Issued April 22, 2005	115,000	4/22/05	4/22/05	12/31/08	$0.80
Issued April 22, 2005	40,000	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	450,000	4/22/05	4/22/05	3/31/10	$0.80
Issued April 22, 2005	2,252,000	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	450,000	4/22/05	4/22/07	3/31/10	$0.80
	12,621,537

(c) Exercised during financial year

No ESOP options were exercised during the 2006 year.

Options - series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price
					$
Issued December 31, 2001	(550,000)	12/31/01	10/13/03	12/31/04	$0.40
Issued November 1, 2002	(500,000)	11/1/02	11/1/03	12/31/04	$0.20
	(1,050,000)

The total intrinsic value of options exercised during the year ended June 30, 2005 is $889,500.

(d) Transferred during financial year

No ESOP options were transferred during the 2006 year.

Options - series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price
					$
Issued December 31, 2001	(1,650,000)	12/31/01	10/13/03	12/31/04	$0.40

During the 2005 financial year options were transferred by directors to independent third parties for consideration of $1.18 per option less applicable option exercise price, brokerage commission and fees. All transferred options were exercised prior to December 31, 2004.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(e) Forfeited during financial year

Options - series 2006	Number	Grant date	Vesting date	Expiry date	Exercise price
					$
Issued August 5, 2004	(100,041)	8/5/04	8/5/04	8/5/09	$1.18
Issued August 5, 2004	(10,000)	8/5/04	8/5/05	8/5/09	$1.18
Issued April 22, 2005	(50,000)	4/22/05	4/22/05	3/31/10	$0.80
Issued April 22, 2005	(245,500)	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	(50,000)	4/22/05	4/22/07	3/31/10	$0.80
	(455,541)
Options - series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price
					$
Issued October 21, 2003	(20,000)	10/21/03	4/21/04	12/31/07	$0.61
Issued August 5, 2004	(59,824)	8/5/04	8/5/04	8/5/09	$1.18
Issued April 22, 2005	(25,000)	4/22/05	4/22/06	3/31/10	$0.80
	(104,824)

(f) Balance at end of financial year

Options - series 2006	Number	Grant date	Vesting date	Expiry date	Exercise price
					$
Issued October 21, 2003	250,000	10/21/03	10/21/03	12/31/07	$0.61
Issued October 21, 2003	250,000	10/21/03	7/21/04	12/31/07	$0.61
Issued October 21, 2003	2,325,000	10/21/03	4/21/04	12/31/07	$0.61
Issued October 21, 2003	350,000	10/21/03	1/21/04	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/03	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/04	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/05	12/31/07	$0.61
Issued August 5, 2004	175,000	8/5/04	8/5/04	8/5/09	$1.18
Issued August 5, 2004	30,000	8/5/04	8/5/05	8/5/09	$1.18
Issued August 5, 2004	8,729,672	8/5/04	8/5/04	8/5/09	$1.18
Issued April 22, 2005	200,000	4/22/05	4/22/05	4/22/10	$1.02
Issued April 22, 2005	115,000	4/22/05	4/22/05	12/31/08	$0.80
Issued April 22, 2005	50,000	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	400,000	4/22/05	4/22/05	3/31/10	$0.80
Issued April 22, 2005	1,981,500	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	400,000	4/22/05	4/22/07	3/31/10	$0.80
Issued November 15, 2005	900,000	11/15/05	4/22/06	3/31/10	$0.80
Issued November 16, 2005	400,000	11/16/05	11/16/06	9/30/10	$0.92
Issued December 30, 2005	875,000	12/30/05	12/30/05	9/30/10	$0.92
Issued December 30, 2005	487,500	12/30/05	12/30/06	9/30/10	$0.92
Issued December 30, 2005	487,500	12/30/05	12/30/07	9/30/10	$0.92
	19,606,172

Options - series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price
					$
Issued October 21, 2003	250,000	10/21/03	10/21/03	12/31/07	$0.61
Issued October 21, 2003	250,000	10/21/03	7/21/04	12/31/07	$0.61
Issued October 21, 2003	2,325,000	10/21/03	4/21/04	12/31/07	$0.61
Issued October 21, 2003	350,000	10/21/03	1/21/04	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/03	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/04	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/05	12/31/07	$0.61
Issued August 5, 2004	175,000	8/5/04	8/5/04	8/5/09	$1.18
Issued August 5, 2004	40,000	8/5/04	8/5/05	8/5/09	$1.18
Issued August 5, 2004	8,829,713	8/5/04	8/5/04	8/5/09	$1.18
Issued April 22, 2005	200,000	4/22/05	4/22/05	4/22/10	$1.02
Issued April 22, 2005	115,000	4/22/05	4/22/05	12/31/08	$0.80
Issued April 22, 2005	50,000	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	450,000	4/22/05	4/22/05	3/31/10	$0.80
Issued April 22, 2005	2,227,000	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	450,000	4/22/05	4/22/07	3/31/10	$0.80
	16,911,713

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Employee share option plan (‘ESOP’) for AION Diagnostics Consolidated Group

An employee share option plan has been established where directors and employees of the company are issued with options over the ordinary shares in the AION Diagnostics Consolidated Group. The options, issued for nil consideration, are issued in accordance with guidelines established by the directors of AION Diagnostics Consolidated Group.

Each employee share option converts into one ordinary share in the AION Diagnostics Consolidated Group on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

AION Diagnostics Consolidated Group	2006	2006	2005	2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Balance at beginning of financial year	1,200,000	0.00	-	0.00
Granted during financial year	261,000	0.00	1,200,000	0.00
Exercised during financial year	(1,000)	0.00	-	0.00
Forfeited during financial year	(260,000)	0.00	-	0.00
Cancelled during financial year	(1,000)	0.00	-	0.00
Balance at end of financial year	1,199,000	0.00	1,200,000	0.00
Exercisable at end of financial year	479,524	0.00	-	-

The options outstanding as of June 30, 2006 have an exercise price of nil and a remaining contractual life of 1.6 years.

The total intrinsic value of options exercised during the year ended June 30, 2006 is $250.

Options - series 2006	Number	Grant date	Vesting date	Expiry date	Exercise price
					$
Issued 3 February 2005	719,476	3/2/05	30/9/06	3/2/08	$0.00
Issued 3 February 2005	479,524	3/2/05	13/10/05	3/2/08	$0.00
	1,199,000

Due to a reorganization within the AION Diagnostics consolidated group during the financial year the options originally issued by AION Diagnostics Limited were cancelled and reissued by AION Diagnostics Inc. The reorganization did not have a financial impact.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

20.	Contingent liabilities

The consolidated entity had no contingent liabilities as at June 30, 2006.

21.	Subsequent events

On July 31, 2006, the Company announced that Gavin Rezos had resigned for personal and family reasons as Managing Director and CEO of pSivida and its subsidiaries. Mr Rezos has agreed to make himself available in Australia as the Company may request his assistance to achieve certain goals pending the appointment of a permanent replacement.

On August 28, 2006, the Company announced that Heather Zampatti resigned as a Director of the Company.

On September 14, 2006, the Company closed an agreement revising the terms of the subordinated convertible promissory note that was issued on November 16, 2005 to an institutional investor. The note continues to have a three year term and bear 8% interest payable quarterly. The Company may make future interest payments in the form of our NASDAQ-listed ADSs, or, at the Company’s sole option, it may make such payments in cash. Per the amended terms, the note is now convertible into ADSs at a conversion price of US$2.00 per ADS, subject to adjustment based upon certain events or circumstances, including, without limitation, if 108% of the market price of ADSs for the ten trading days ending April 30, 2007 is lower than the current conversion price. In connection with the amendments, the Company prepaid US$2.5 million of the outstanding principal note and agreed to prepay US$1 million in related penalties, which were paid on September 14, 2006. This payment was part of a number of amendments made in relation to the subordinated convertible loan note, the terms of which were revised in an agreement entered into providing for the release of restrictions on the Company’s ability to enter into future fund raising transactions and extending the time for the registration statement to be declared effective by the Securities and Exchange Commission. The investor retains its existing warrants to purchase 633,803 additional ADSs, exercisable for six years at a current exercise price of US$7.17 per ADS. In connection with the amendments, the Company has agreed with the institutional investor to extend the deadline for the registration statement required by the registration rights agreement with the selling security holder to be declared effective by the SEC through October 15, 2006, with increased penalties if that deadline is missed. The Company’s Registration Statement was declared effective on September 29, 2006. The Company has also been released from the restrictions on future fundraising transactions contained in the note documentation. The Company also granted the investor an additional warrant to purchase 5.7 million ADSs exercisable for five years with an exercise price of US$1.80 per ADS and a security interest in the Group’s current royalties, subject to release of that security upon any disposition by the Company of the royalty stream.

On September 26, 2006 the Company closed an agreement with Absolute Europe Catalyst Fund, Absolute Octane Fund and Australian IT Investments Limited to purchase US$6.5 million ($8.5 million) of Subordinated Convertible Debentures convertible into pSivida ADSs at a conversion price of US$2.00 per ADS ($0.27 per ordinary share). The debentures will mature three years from the date of closing and will bear 8% interest payable quarterly in arrears and/or ADSs at an 8% discount to the 10 day volume weighted average closing price (‘VWAP’). The Company has issued to the investors warrants exercisable for a number of ADSs equal to 90% of the aggregate principal amount of the outstanding New Notes divided by the conversion price with an exercise price of US$2.00 and a term of five years. The Company may redeem the notes at any time by payment of 108% of the face value and may force conversion when the ADS price remains above US$4.00 for a set period of 25 days.

On October 17, 2006, the Company closed an agreement further revising the terms of the subordinated convertible promissory note that was issued on November 16, 2005 to an institutional investor. The Company has been released from the requirement to hold a net cash balance in excess of 30% of the amount of the note outstanding until March 30, 2007. Up to and including March 30, 2007 the net cash balance required to be held by the Company has been reduced to $2,054,513 (US$1,500,000). The Company will be required to make a one-time payment of US$800,000 on December 28, 2006 and three equal payments of US$150,000 on January 31, 2007, February 28, 2007 and March 31, 2007. Following the Company’s Registration Statement being declared effective on September 29, 2006, the Company is permitted 30 days to cure a loss of effectiveness or non-compliance before an event of default under the amended convertible note occurs.

22.	Loss per share

Basic loss per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

The Company has no potential ordinary shares on issue which were dilutive in the years ended June 30, 2006 and 2005.

The following reflects the income and share data used in the basic and diluted loss per share computations:

	As at June 30,
	2006	2005
	$	$
Net loss attributable to ordinary equity holders of the parent	(28,166,129)	(16,793,836)

	Number	Number
Weighted average number of ordinary shares for basic loss per share	305,882,956	207,802,540
Effect of dilution:
Share options	-	-
Weighted average number of ordinary shares for diluted loss per share	305,882,956	207,802,540

This calculation does not include instruments that could potentially dilute basic loss per share in the future as these instruments were anti-dilutive in the periods presented. A summary of such instruments is as follows:

Equity securities	Number of securities	Potential ordinary shares
Options over ordinary shares	21,656,172	21,656,172
Options over ADSs	161,526	1,615,260
Warrants over ADSs	766,803	7,668,030
Convertible note	2,112,676	21,126,760
		52,066,222

Potential ordinary shares transactions occurring after reporting date

Subsequent to year end the Company amended the terms of the above convertible note and entered into an additional convertible note (refer to Note 21 for further detail) which resulted in the following additional potential ordinary shares:

Equity securities	Number of securities	Potential ordinary shares
Additional warrants in relation to convertible notes	8,625,000	86,250,000
Amendment to convertible note	4,137,324	41,373,240
New convertible note	3,250,000	32,500,000
		160,123,240

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

23.	Director, executive and other related party disclosures

(a)	Equity interests in related parties

	Country of incorporation	2006	2005
		%	%
Parent entity
pSivida Limited	Australia
Subsidiaries
pSiMedica Limited	UK	100	100
pSivida Inc	US	100	100
pSiOncology Pte Ltd (i)	Singapore	100	100
AION Diagnostics Limited (i)	Australia	100	100
AION Diagnostics Inc (ii)	US	100	-
pSivida UK Limited (i)	UK	100	100
pSiNutria Limited (ii)	Australia	100	-
pSiNutria UK Limited (i) (ii)	UK	100	-

(i)	These subsidiaries are not directly held by pSivida Limited.

(ii)	These companies were incorporated during the year ended June 30, 2006.

(b)	Details of key management personnel

The directors of pSivida Limited during the year were:

•	Dr Roger Brimblecombe - Executive Chairman

•	Mr Gavin Rezos - Managing Director (resigned July 31, 2006)

•	Dr Paul Ashton - Director, Strategy (appointed December 30, 2005)

•	Mr Stephen Lake - Non-Executive Director

•	Dr David Mazzo - Non-Executive Director (appointed July 25, 2005)

•	Mr Michael Rogers - Non-Executive Director (appointed July 27, 2005)

•	Ms Heather Zampatti - Non-Executive Director (appointed January 11, 2006, resigned August 28, 2006)

•	Dr Roger Aston - Director, Strategy (resigned November 15, 2005)

•	Ms Alison Ledger - Non-Executive Director (resigned January 11, 2006)

Other key management personnel of the consolidated entity during the year were:

•	Dr Mark Parry-Billings - Director, Europe, pSiMedica Limited

•	Mr Aaron Finlay - Company Secretary, Former Chief Financial Officer

•	Dr Anna Kluczewska - Managing Director, AION Diagnostics Limited

•	Prof Leigh Canham - Chief Scientific Officer, pSiMedica Limited

•	Mr Steve Connor - Director of Development, pSiMedica Limited

•	Dr Jill Ogden - Commercial Director, pSiMedica Limited

•	Ms Lori Freedman - Company Secretary, Vice President of Corporate Affairs, General Counsel (appointed May 23, 2006)

•	Mr Michael Soja - Vice President, Finance and Chief Financial Officer (appointed May 23, 2006)

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(c)	Compensation of key management personnel

(i)	Compensation policy

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors and Executive Officers. The Remuneration Committee will assess the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team. Such officers are paid their base emolument in cash only.

To assist in achieving these objectives, the Remuneration Committee will link the nature and amount of executive Directors’ and officers’ emoluments to the Company’s financial and operational performance.

Remuneration paid to the Company’s directors and executives is also determined with reference to the market level of remuneration for other listed biotechnology companies in Australia, the UK and the US. This assessment is undertaken with reference to advice and comment provided by various search executive firms operating in the sector. Consideration of the Company’s predominantly research and development stage of development is taken into account in this review.

Executive Officers are those directly accountable for the operational management and strategic direction of the Company and the consolidated entity.

Fixed remuneration

Fixed remuneration consists of a base remuneration package, which includes directors’ fees (in the case of Directors), salaries, consulting fees and employer contributions to superannuation funds.

Fixed remuneration levels for Directors and executive officers are reviewed annually by the Remuneration Committee through a process that considers the employee’s personal development, achievement of key performance objectives for the year, industry benchmarks wherever possible and CPI data. Recommendations for remuneration levels are given by the Remuneration Committee to the Board for approval.

Key performance indicators (‘KPI’s) are individually tailored by the Remuneration Committee for each director and executive officer each year, and reflect an assessment of how that employee can fulfill their particular responsibilities in a way that best contributes to Company performance and shareholder wealth in that year.

Total remuneration for non-executive directors is determined by resolution of shareholders. The Remuneration Committee determines actual payments to directors and reviews their remuneration annually, based on independent external advice, relativities and the duties and accountabilities of the directors. The maximum available aggregate remuneration approved for non-executive directors is $280,000. Non-executive directors do not receive any other retirement benefits other than a superannuation guarantee contribution required by government regulation, which is currently 9% of their fees.

Non-executive directors may provide specific consulting advice to the Company upon direction from the Board. Remuneration for this work is made at market rates.

Performance-linked remuneration

All employees may receive bonuses and/or share options based on achievement of specific goals related to performance against individual KPIs and to the performance of the Company as a whole as determined by the directors based on a range of factors. These factors include traditional financial considerations such as operating performance, cash consumption, deals concluded increases in the market capitalization of the Company and successful capital raisings and also industry-specific factors relating to the advancement of the Company’s research and development activities and intellectual property portfolio, collaborations and relationships with scientific institutions, third parties and internal employees.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Stock options are awarded under the Employee Share Option Plan to the Company’s directors and executives and are determined on the individuals’ performance against milestones, the level of involvement in achieving the corporate milestones and goals and to an extent the relativity between executives. Non-executive directors do participate in the Company’s Employee Share Option Plan, given the Company’s size and stage of development and the necessity to attract the highest caliber of professionals to the role, whilst maintaining the Company’s cash reserves.

The Remuneration Committee determines the total amount of performance-linked remuneration payable as a percentage of the total annualized salaries for all employees employed as at the end of the financial year (with pro rata reductions to the annualized salary made for any employee not employed for the entire financial year). Once the Remuneration Committee has determined the total performance-linked remuneration payable across the Company, Committee members assess the performance of each individual staff member within their department, relative to that staff member’s KPIs and decide how much performance-linked remuneration should be paid to that person.

Elements of director and executive compensation

Compensation packages contain the following key elements:

(a)	Short-term benefits - salary / fees, bonuses and other benefits;

(b)	Post-employment benefits - including superannuation; and

(c)	Share-based payments - share options granted under the Employee Share Option Plan as disclosed in Note 19 to the financial statements.

(ii)	Key management personnel compensation

The aggregate compensation of the key management personnel of the consolidated entity and the company is set out below:

	Years Ended June 30,
	2006	2005
	$	$
Short-term	3,142,567	2,029,768
Post employment	161,141	99,810
Other long-term	-	-
Termination benefit	-	-
Share-based payment	943,333	3,643,681
	4,247,041	5,773,259

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

The compensation of each member of the key management personnel of the consolidated entity is as follows:

	Short-term benefits				Share-based payments		Proportion related to performance
2006	Salary and fees	Bonus # (i)	Other benefits	Post-employment superannuation	Options * (ii)	Total
	$	$	$	$	$	$	%
Directors
Dr R Brimblecombe	223,218	-	-	-	101,898	325,116	31.3
Mr G Rezos	467,437	257,000	6,366	14,648	306,681	1,052,132	53.9
Dr P Ashton	184,159	-	4,776	5,542	48,195	242,672	19.9
Mr S Lake	25,000	-	-	-	-	25,000	-
Dr D Mazzo	32,102	-	-	-	32,852	64,954	-
Mr M Rogers	37,213	-	-	-	32,852	70,065	-
Ms H Zampatti	15,613	-	-	1,405	-	17,018	-
Dr R Aston	304,121	26,600	-	4,560	-	335,281	7.9
Ms A Ledger	15,806	-	-	1,423	-	17,229	-
Total	1,304,669	283,600	11,142	27,578	522,478	2,149,467

Other key management personnel
Dr M Parry-Billings	303,059	-	7,703	36,367	144,238	491,367	29.4
Mr A Finlay	253,215	60,000	8,380	28,189	96,979	446,763	35.6
Dr A Kluczewska	250,000	-	4,774	-	49,603	304,377	16.6
Prof L Canham	197,476	-	6,389	22,498	28,083	254,446	11.0
Mr S Connor	182,444	-	8,608	21,893	32,033	244,978	13.1
Dr J Ogden	171,449	-	5,233	20,574	24,133	221,389	10.9
Ms L Freedman	40,099	-	2,114	2,021	22,893	67,127	34.1
Mr M Soja	40,099	-	2,114	2,021	22,893	67,127	34.1
Total	1,437,841	60,000	45,315	133,563	420,855	2,097,574

Total	2,742,510	343,600	56,457	161,141	943,333	4,247,041

*	These options had no intrinsic value at the date of issue.

(i)
Bonuses were paid in October 2005 to executive directors and staff as short term incentives following the achievement of key milestones following a recommendation from the Company’s Remuneration Committee. No other bonuses have been paid by the Company up to the date of issuing this report.

(ii)
A total of 900,000 options were issued to directors and employees in November 2005. The options are exercisable at $0.80, being a 10% premium to the share price at the time that the options were announced (subject to shareholder approval) in April 2005. The options are subject to varying vesting conditions and expire on March 31, 2010.

A total of 400,000 options were issued to directors and employees in November 2005. The options are exercisable at $0.92, being a 10% premium to the 10 day weighted average share price prior to the date of the Notice of Meeting to approve the grant of the options. The options are subject to varying vesting conditions and expire on September 30, 2010.

A total of 1,850,000 options were issued to directors and employees in December 2005. The options are exercisable at $0.92, being a 10% premium to the 10 day weighted average share price prior to the date of the Notice of Meeting to approve the grant of the options. The options are subject to varying vesting and performance conditions and expire on September 30, 2010. Of these options issued to directors and employees the following have performance conditions as detailed below:

Dr P Ashton	500,000
Subject to 250,000 vesting in 12 months and 250,000 vesting in 24 months from the date of grant. The Company has the right to require additional performance conditions to be met in relation to the vesting of these options as advised by management and applied by the Board and Remuneration Committee.

Ms L Freedman	237,500
Subject to 118,750 vesting in 12 months and 118,750 vesting in 24 months from the date of grant. The Company has the right to require additional performance conditions to be met in relation to the vesting of these options as advised by management and applied by the Board and Remuneration Committee.

Mr M Soja	237,500
Subject to 118,750 vesting in 12 months and 118,750 vesting in 24 months from the date of grant. The Company has the right to require additional performance conditions to be met in relation to the vesting of these options as advised by management and applied by the Board and Remuneration Committee.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

	Short-term			Post	Share-based payment		Proportion related to performance
2005	Salary and fees	Bonus (i)	Other Benefits	employment superannuation	Options * (ii)	Total
	$	$	$	$	$	$	%
Directors
Dr R Brimblecombe	224,459	25,000	-	-	229,296	478,755	47.9
Mr G Rezos	348,062	75,000	-	10,905	1,361,127	1,795,094	80.0
Dr R Aston	315,683	25,000	1,189	8,438	558,592	908,902	64.2
Mr S Lake	22,917	-	-	-	91,718	114,635	-
Ms A Ledger	27,500	-	-	2,475	91,718	121,693	-
Mrs N Donovan	2,083	-	-	188	-	2,271	-
Total	940,704	125,000	1,189	22,006	2,332,451	3,421,350

Other key management personnel
Prof L Canham	193,780	-	6,056	22,553	353,524	575,913	61.4
Mr A Finlay	144,572	32,500	-	13,135	370,396	560,603	71.9
Dr A Kluczewska	208,333	10,000	-	-	299,808	518,141	59.8
Mr S Connor	181,146	-	10,612	21,738	143,751	357,247	40.2
Dr J Ogden	169,816	-	6,060	20,378	143,751	340,005	42.3
Total	897,647	42,500	22,728	77,804	1,311,230	2,351,909

Total	1,838,351	167,500	23,917	99,810	3,643,681	5,773,259

*	These options had no intrinsic value at the date of issue.

(i)
Bonuses were paid in April 2005 to executive directors and staff as short term incentives following the achievement of key milestones following a recommendation from the Company’s Remuneration Committee.

(ii)
During the year ended June 30, 2005 options were granted to directors and specified executives in August 2004 in respect of the pSiMedica acquisition and April 2005 in respect of annual performance reviews, pursuant to the Company’s Employee Share Option Plan, which have been included as equity options remuneration above. These options have been valued using the Black Scholes Option Valuation Model, which takes into account time value and the volatility of the stock price.

A total of 8,251,000 options were issued to directors and employees in August 2004. The options are exercisable at $1.18, being an 8% premium to the share price at the time of the grant, and may be exercised between the date of grant and expiry on August 5, 2009.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

A total of 3,152,000 options were issued to employees in April 2005. The options are exercisable at $0.80, being a 10% premium to the share price at the time of the grant. The options are subject to varying vesting and performance conditions and expire on March 31, 2010.

(d)	Contracts for services of directors and key management personnel

The Company has entered into standard appointment agreements with directors other than Dr Ashton as noted below. These agreements provide for an indefinite period of appointment subject to reappointment requirements at annual general meetings under the terms of the constitution. The appointment may be terminated pursuant to the Corporations Act and the Company’s Constitution, in certain prescribed circumstances (eg. bankruptcy, conviction of an offence, unsound mind). The director may resign by notice in writing at any time.

The Company has entered into consulting contracts with certain directors or their related entities for an indefinite period which may be terminated by either party on three months’ written notice or summary notice in the event of a breach in the terms of the agreement, the consultant is found guilty of any criminal act, misconduct or negligence or becomes insolvent. There are no termination benefits other than what applicable statute dictates.

On January 1, 2006, Dr Ashton entered into an employment contract with the company for an indefinite period. Under the terms of the employment the employee is eligible for an annual cash bonus and entitled to be granted 500,000 options over the Company’s ordinary stock subject to 250,000 vesting in 12 months and 250,000 vesting in 24 months from the date of grant, subject to vesting conditions, with the term and exercise price to be determined by the Board. Termination may be by either party providing a notice period of 2 weeks. If termination is made by the Company without cause or by the employee for good cause, the employee is entitled to a lump sum equal to 100% of annual salary, 100% of prior year cash bonus received and medical benefits for a period of 1 year.

The Company has standard employment agreements with its employees covering levels of remuneration and other employment benefits such as annual leave, superannuation or pension contributions, review periods, and confidentiality provisions. The Company will be subject to statutorily imposed severance payments in the event of termination of employment and any bonuses and/or award of options to convert into ordinary shares are made at the Company’s discretion.

The employment contracts the Company has in place with UK based executives, being Dr Parry-Billings, Prof Canham, Mr Connor and Dr Ogden, provide for standard employment terms with a six month notice period, 12% defined superannuation contributions and medical cover.

The employment contracts the Company has in place with Australian based executives, being Mr Finlay, provide for standard employment terms, providing for 9% superannuation contributions and a 3 month notice period. On February 28, 2006 the Company amended the employment contract with Mr Finlay to provide a minimum two year term of service where there is a requirement for the Company to maintain an office or have an Australian resident Company Secretary.

The Company has entered into a consulting contract with a related entity of Dr Kluczewska for provision of service for an indefinite period which may be terminated by either party on three months’ written notice or summary notice in the event of a breach in the terms of the agreement, the consultant is found guilty of any criminal act, misconduct or negligence or becomes insolvent. There are no termination benefits other than what applicable statute dictates.

On May 16, 2006 Ms Freedman and Mr Soja entered into new employment contracts with the Company for an indefinite period. Under the terms of the employment the employee is eligible for an annual cash bonus and entitled to be granted 250,000 options over the Company’s ordinary stock subject to vesting conditions, with the term and exercise price to be determined by the Board. Termination may be by either party providing a notice period of 2 weeks. If termination is made by the Company without cause or by the employee for good cause and occurs prior to December 31, 2007 the employee is entitled to a lump sum equal to 200% of annual salary plus 100% of prior year cash bonus received and medical benefits for a period of 2 years. If termination is made by the Company without cause or by the employee for good cause and occurs after December 31, 2007, the employee is entitled to a lump sum equal to 100% of annual salary, 100% of prior year cash bonus received and medical benefits for a period of 1 year.

(e)	Compensation options: granted and vested during the year

During the financial year options were granted as equity compensation benefits to certain directors and executives as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in the entity at the exercise price stated below. The options may only be exercised after the vesting date stated below, and expire on the dates shown below. Vesting of the options is dependent on the achievement of certain key performance criteria where indicated. The key performance criteria to be met are in respect of certain employee performance targets.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Share options issued by pSivida Limited

			Terms and conditions for each grant
2006	Vested	Granted	Grant date	Value per option at grant date **		Value of underlying share at grant date		Exercise price per share		Vesting date	Expiry date
	Number	Number		$		$		$
Directors
Dr R Brimblecombe	300,000 75,000	300,000 75,000	15 Nov05 30 Dec05	$ $	0.283 0.229	$ $	0.745 0.71	$ $	0.80 0.92	22 Apr 06 30 Dec 05	31 Mar 10 30 Sep 10
Mr G Rezos	600,000 600,000	600,000 600,000	15 Nov05 30 Dec05	$ $	0.283 0.229	$ $	0.745 0.71	$ $	0.80 0.92	22 Apr 06 30 Dec 05	31 Mar 10 30 Sep 10
Dr D Mazzo	-	200,000	16 Nov05		$0.264		$0.725		$0.92	16 Nov 06	30 Sep 10
Mr M Rogers	-	200,000	16 Nov05		$0.264		$0.725		$0.92	16 Nov 06	30 Sep 10
Dr P Ashton	- -	* 250,000 * 250,000	30 Dec05 30 Dec05	$ $	0.250 0.270	$ $	0.71 0.71	$ $	0.92 0.92	30 Dec 06 30 Dec 07	30 Sep 10 30 Sep 10
Total	1,575,000	2,475,000

Other key management personnel
Dr M Parry-Billings	320,000	-	22 Apr05		$0.316		$0.75		$0.80	22 Apr 06	31 Mar 10
Mr A Finlay	200,000 200,000	- 200,000	22 Apr05 30 Dec05	$ $	0.316 0.229	$ $	0.75 0.71	$ $	0.80 0.92	22 Apr 06 30 Dec 06	31 Mar 10 30 Sep 10
Dr A Kluczewska	400,000 125,000	- -	21 Oct03 22 Apr05	$ $	0.287 0.316	$ $	0.58 0.75	$ $	0.61 0.80	31 Dec 05 22 Apr 06	31 Dec 07 31 Mar 10
Prof L Canham	112,500	-	22 Apr05		$0.316		$0.75		$0.80	22 Apr 06	31 Mar 10
Mr S Connor	125,000	-	22 Apr05		$0.316		$0.75		$0.80	22 Apr 06	31 Mar 10
Dr J Ogden	100,000	-	22 Apr05		$0.316		$0.75		$0.80	22 Apr 06	31 Mar 10
Ms L Freedman	- -	* 118,750 * 118,750	30 Dec05 30 Dec05	$ $	0.250 0.270	$ $	0.71 0.71	$ $	0.92 0.92	30 Dec 06 30 Dec 07	30 Sep 10 30 Sep 10
Mr M Soja	- -	* 118,750 * 118,750	30 Dec05 30 Dec05	$ $	0.250 0.270	$ $	0.71 0.71	$ $	0.92 0.92	30 Dec 06 30 Dec 07	30 Sep 10 30 Sep 10
Total	1,582,500	675,000

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Share options issued by AION Diagnostics Limited

			Terms and conditions for each grant
2006	Vested	Granted	Grant date	Value per option at grant date **	Value of underlying share at grant date	Exercise price per share	Vesting date	Expiry date
	Number	Number		$	$	$
Directors
Dr R Brimblecombe	-	-	-	-	-	-	-	-
Mr G Rezos	152,500	-	13 Oct 05	$0.29	$0.29	$0.00	13 Oct 05	3 Feb 08
Dr D Mazzo	-	-	-	-	-	-	-	-
Mr M Rogers	-	-	-	-	-	-	-	-
Dr P Ashton	-	-	-	-	-	-	-	-
Total	152,500	-

Other key management personnel
Dr M Parry-Billings	-	-	-	-	-	-	-	-
Mr A Finlay	-	*10,000	13 Oct 05	$0.29	$0.29	$0.00	-	3 Feb 08
Dr A Kluczewska	297,024	*100,000	13 Oct 05	$0.29	$0.29	$0.00	-	3 Feb 08
Prof L Canham	-	*45,000	13 Oct 05	$0.29	$0.29	$0.00	-	3 Feb 08
Mr S Connor	-	-	-	-	-	-	-	-
Dr J Ogden	-	-	-	-	-	-	-	-
Ms L Freedman	-	-	-	-	-	-	-	-
Mr M Soja	-	-	-	-	-	-	-	-
Total	297,024	155,000

*	Vesting of these options is subject to performance conditions

**	Options have been valued using the Black-Scholes option valuation model, which takes into account time value and the volatility of the stock price.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Share options issued by pSivida Limited

			Terms and conditions for each grant
2005	Vested	Granted	Grant date	Value per option at grant date **		Value of underlying share at grant date		Exercise price per share		Vesting date	Expiry date
	Number	Number		$		$		$
Directors
Dr R Brimblecombe	500,000	500,000	5 Aug 04		$0.459		$1.09		$1.18	5 Aug 04	5 Aug 09
Mr G Rezos	2,750,000	2,750,000	5 Aug 04		$0.459		$1.09		$1.18	5 Aug 04	5 Aug 09
Dr R Aston	1,000,000	1,000,000	5 Aug 04		$0.459		$1.09		$1.18	5 Aug 04	5 Aug 09
Mr S Lake	200,000	200,000	5 Aug 04		$0.459		$1.09		$1.18	5 Aug 04	5 Aug 09
Ms A Ledger	200,000	200,000	5 Aug 04		$0.459		$1.09		$1.18	5 Aug 04	5 Aug 09
Total	4,650,000	4,650,000

Other key management personnel
Prof L Canham	700,000 -	700,000 * 125,000	5 Aug 04 22 Apr 05	$ $	0.459 0.261	$ $	1.09 0.75	$ $	1.18 0.80	5 Aug 04 22 Apr 06	5 Aug 09 31 Mar 10
Mr A Finlay	700,000 -	700,000 200,000	5 Aug 04 22 Apr 05	$ $	0.459 0.261	$ $	1.09 0.75	$ $	1.18 0.80	5 Aug 04 22 Apr 06	5 Aug 09 31 Mar 10
Dr A Kluczewska	100,000 - 400,000	100,000 125,000	5 Aug 04 22 Apr 05	$ $	0.459 0.261	$ $	1.09 0.75	$ $	1.18 0.80	5 Aug 04 22 Apr 06	5 Aug 09 31 Mar 10
Mr S Connor	300,000 -	300,000 * 125,000	5 Aug 04 22 Apr 05	$ $	0.459 0.261	$ $	1.09 0.75	$ $	1.18 0.80	5 Aug 04 22 Apr 06	5 Aug 09 31 Mar 10
Dr J Ogden	300,000 -	300,000 * 125,000	5 Aug 04 22 Apr 05	$ $	0.459 0.261	$ $	1.09 0.75	$ $	1.18 0.80	5 Aug 04 22 Apr 06	5 Aug 09 31 Mar 10
Total	2,500,000	2,800,000

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Share options issued by AION Diagnostics Limited

			Terms and conditions for each grant
2005	Vested	Granted	Grant date	Value per option at grant date **	Value of under-lying share at grant date	Exer-cise price per share	Vesting date	Expiry date
	Number	Number		$	$	$
Directors
Mr G Rezos	-	*250,000	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Dr R Aston	-	*250,000	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Total	-	500,000

Other key management personnel
Prof L Canham	-	* 65,840	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Mr A Finlay	-	* 98,760	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Dr A Kluczewska	-	*395,040	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Total	-	559,640

*	Vesting of these options is subject to performance conditions

**	Options have been valued using the Black Scholes Option Valuation Model, which takes into account time value and the volatility of the stock price.

(f)	Shares issued on exercise of compensation options

No compensation options were exercised by directors during the current or prior year.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(g)	Share and option holdings of key management personnel

Fully paid ordinary shares of pSivida Limited

2006	Balance at Jun 30, 2005	Granted as compensation	Received on exercise of options	Net other change	Balance at Jun 30, 2006
	Number	Number	Number	Number	Number
Directors
Dr R Brimblecombe	445,067	-	-	168,133	613,200
Mr G Rezos	11,319,282	-	-	171,000	11,490,282
Mr S Lake	-	-	-	-	-
Dr D Mazzo *	-	-	-	20,000	20,000
Mr M Rogers *	-	-	-	-	-
Dr P Ashton *	17,664,080	-	-	-	17,664,080
Ms H Zampatti *	-			170,179	170,179
Ms A Ledger **	1,900,000	-	-	-	1,900,000
Dr R Aston **	7,093,586	-	-	-	7,093,586
Total	38,422,015	-	-	529,312	38,951,327

Other key management personnel
Dr M Parry-Billings	-	-	-	-	-
Prof L Canham	3,909,579	-	-	(179,579)	3,730,000
Dr A Kluczewska	-	-	-	-	-
Mr M Soja *	3,060,460	-	-	-	3,060,460
Ms L Freedman *	2,786,320	-	-	-	2,786,320
Mr A Finlay	-	-	-	15,000	15,000
Dr J Ogden	-	-	-	-	-
Mr S Connor	189,000	-	-	-	189,000
Total	9,945,359	-	-	(164,579)	9,780,780

* Opening balance at date of appointment

** Closing balance at date of resignation

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

2005	Balance at Jun 30, 2004	Granted as compensation	Received on exercise of options	Net other change	Balance at Jun 30, 2005
	Number	Number	Number	Number	Number
Directors
Dr R Brimblecombe	320,833	-	-	124,234	445,067
Mr G Rezos	10,895,657	-	-	423,625	11,319,282
Dr R Aston	3,090,833	-	-	4,002,753	7,093,586
Mr S Lake *	-	-	-	-	-
Ms A Ledger *	2,000,000	-	-	(100,000)	1,900,000
Mrs N Donovan **	54,333	-	-	-	54,333
Total	16,361,656	-	-	4,450,612	20,812,268

Other key management personnel
Prof L Canham	-	-	-	3,909,579	3,909,579
Mr A Finlay	-	-	-	-	-
Dr A Kluczewska	-	-	-	-	-
Mr S Connor	-	-	-	189,000	189,000
Dr J Ogden	-	-	-	-	-
Total	-	-	-	4,098,579	4,098,579

* Opening balance at date of appointment

** Closing balance at date of resignation

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Share options issued by pSivida Limited

2006	Balance at Jun 30, 2005	Granted as compen-sation	Exer-cised	Net other change	Balance at Jun 30, 2006	Balance vested and exercis-able at Jun 30, 2006	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
Directors
Dr R Brimblecombe	949,111	375,000	-	-	1,324,111	1,324,111	375,000
Mr G Rezos	3,971,030	1,200,000	-	-	5,171,030	5,171,030	1,200,000
Mr S Lake	242,061	-	-	-	242,061	242,061	-
Dr D Mazzo *	-	200,000	-	-	200,000	-	-
Mr M Rogers *	-	200,000	-	-	200,000	-	-
Dr P Ashton *	-	500,000	-	880,700	1,380,700	880,700	-
Ms H Zampatti *	-	-	-	-	-	-	-
Ms A Ledger **	200,000	-	-	-	200,000	200,000	-
Dr R Aston **	1,549,111	-	-	-	1,549,111	1,549,111	-
Total	6,911,313	2,475,000	-	880,700	10,267,013	9,367,013	1,575,000

Other key management personnel
Dr M Parry-Billings	1,200,000	-	-	(80,000)	1,120,000	720,000	320,000
Mr A Finlay	900,000	200,000	-	-	1,100,000	1,100,000	400,000
Dr A Kluczewska	1,425,000	-	-	-	1,425,000	1,425,000	525,000
Prof L Canham	864,289	-	-	(12,500)	851,789	851,789	112,500
Mr S Connor	444,645	-	-	-	444,645	444,645	125,000
Dr J Ogden	554,708	-	-	(25,000)	529,708	529,708	100,000
Ms L Freedman	-	237,500	-	-	237,500	-	-
Mr M Soja	-	237,500	-	-	237,500	-	-
Total	5,388,642	675,000	-	(117,500)	5,946,142	5,071,142	1,582,500
* Opening balance at date of appointment

** Closing balance at date of resignation

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

2005	Balance at Jun 30, 2004	Granted as compen-sation	Exer-cised	Net other change	Balance at Jun 30, 2005	Balance vested and exercis-able at Jun 30, 2005	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
Directors
Dr R Brimblecombe	1,000,000	500,000	-	(550,889)	949,111	949,111	500,000
Mr G Rezos	5,450,000	2,750,000	-	(4,228,970)	3,971,030	3,971,030	2,750,000
Dr R Aston	4,500,000	1,000,000	-	(3,950,889)	1,549,111	1,549,111	1,000,000
Mr S Lake *	-	200,000	-	42,061	242,061	242,061	200,000
Ms A Ledger *	-	200,000	-	-	200,000	200,000	200,000
Mrs N Donovan **	850,000	-		-	850,000	850,000	-
Total	11,800,000	4,650,000	-	(8,688,687)	7,761,313	7,761,313	4,650,000

Other key management personnel
Prof L Canham	-	825,000	-	39,289	864,289	739,289	700,000
Mr A Finlay	-	900,000	-	-	900,000	700,000	700,000
Dr A Kluczewska	1,200,000	225,000	-	-	1,425,000	900,000	500,000
Mr S Connor	-	425,000	-	19,645	444,645	319,645	300,000
Dr J Ogden	-	425,000	-	129,708	554,708	429,708	300,000
	1,200,000	2,800,000	-	188,642	4,188,642	3,088,642	2,500,000

* Opening balance at date of appointment

** Closing balance at date of resignation

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Share options issued by AION Diagnostics Consolidated Group

2006	Balance at Jun 30, 2005	Granted as compen-sation	Exer-cised	Net other change	Balance at Jun 30, 2006	Balance vested and exercis-able at Jun 30, 2006	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
Directors
Dr R Brimblecombe	-	-	-	-	-	-	-
Mr G Rezos	250,000	-	-	-	250,000	152,500	152,500
Mr S Lake	-	-	-	-	-	-	-
Dr D Mazzo *	-	-	-	-	-	-	-
Mr M Rogers *	-	-	-	-	-	-	-
Dr P Ashton *	-	-	-	-	-	-	-
Ms H Zampatti *	-	-	-	-	-	-	-
Ms A Ledger **	-	-	-	-	-	-	-
Dr R Aston **	250,000	-	-	(250,000)	-	-	-
Total	500,000	-	-	(250,000)	250,000	152,500	152,500

Other key management personnel
Dr M Parry-Billings	-	-	-	-	-	-	-
Mr A Finlay	98,760	10,000	-	-	108,760	-	-
Dr A Kluczewska	395,040	100,000	-	-	495,040	297,024	297,024
Prof L Canham	65,840	45,000	-	-	110,840	-	-
Mr S Connor	-	-	-	-	-	-	-
Dr J Ogden	-	-	-	-	-	-	-
Ms L Freedman	-	-	-	-	-	-	-
Mr M Soja	-	-	-	-	-	-	-
Total	559,640	155,000	-	-	714,640	297,024	297,024

* Opening balance at date of appointment

** Closing balance at date of resignation

Due to a reorganization within the AION Diagnostics consolidated group during the financial year the options originally issued by AION Diagnostics Limited were cancelled and reissued by AION Diagnostics Inc.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

2005	Balance at Jun 30, 2004	Granted as compen-sation	Exer-cised	Net other change	Balance at Jun 30, 2005	Balance vested and exercis-able at Jun 30, 2005	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
Directors
Dr R Brimblecombe	-	-	-	-	-	-	-
Mr G Rezos	-	250,000	-	-	250,000	-	-
Mr S Lake *	-	-	-	-	-	-	-
Ms A Ledger *	-	-	-	-	-	-	-
Dr R Aston	-	250,000	-	-	250,000	-	-
Mrs N Donovan **	-	-	-	-	-	-	-
Total	-	500,000	-	-	500,000	-	-

Other key management personnel
Dr M Parry-Billings	-	-	-	-	-	-	-
Mr A Finlay	-	98,760	-	-	98,760	-	-
Dr A Kluczewska	-	395,040	-	-	395,040	-	-
Prof L Canham	-	65,840	-	-	65,840	-	-
Mr S Connor	-	-	-	-	-	-	-
Dr J Ogden	-	-	-	-	-	-	-
Ms L Freedman	-	-	-	-	-	-	-
Mr M Soja	-	-	-	-	-	-	-
Total	-	559,640	-	-	559,640	-	-

* Opening balance at date of appointment

** Closing balance at date of resignation

(h)	Other transactions and balances with key management personnel and related parties

Consultancy fees and other payments of $273,467 (2005: $319,941) were paid to Newtonmore Biosciences Pty Ltd, a company controlled by Dr R Aston. The portion of this amount relating to services performed by Dr Aston has been included in directors’ compensation above.

Consultancy fees and other payments of $561,687 (2005: $332,085) were paid to Viaticus Capital Pty Ltd, a company controlled by Mr G Rezos, and have been included in directors’ compensation above.

Consultancy fees and other payments of $250,000 (2005: $160,256) were paid to Integrin Consulting Pty Ltd, a company controlled by Dr A Kluczewska, and have been included in executives’ compensation above. A further amount of $146,700 (2005: $100,995) was paid to Integrin Consulting Pty Ltd for office staff costs.

An amount of $53,289 (2005: Nil) was paid to Mirimar Property Partners Pty Ltd, of which Dr A Kluczewska and Mr G Rezos are partners, for the lease of Mirimar Building office space.

An amount of $117,638 (2005: $125,982) was paid to Albion Capital Partners, of which Mr G Rezos is a partner, for sublease of BGC Centre office space. An amount of $57,600 (2005: $63,360) was paid to Albion Capital Partners for financial analyst services. A further amount of $53,826 (2005: Nil) was paid to Albion Capital Partners for financial controller services.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Amounts owing to directors and their related parties at June 30, 2006 were $3,300 (2005: $50,102). These are included in current payables in Note 9.

An amount of £53,843 ($127,981) (2005: £220,689 ($544,320)) was paid or payable to QinetiQ Limited, a shareholder of pSivida Limited and former shareholder of pSiMedica Limited, for the use of laboratory facilities and for patent filing and administration.

24.	Auditor’s remuneration

	Years Ended June 30,
	2006	2005
	$	$
Amounts paid or due and payable to Deloitte Touche Tohmatsu Australia for:
- Audit or review of the financial report of the entity and any other entity in the consolidated Group	262,916	-
- Other services in relation to the entity and any other entity in the consolidated Group
- Taxation services	12,217	-
- Fees incurred in relation to US statutory filings	404,494	643,704
	679,627	643,704
Amounts paid or due and payable to related practices of Deloitte Touche Tohmatsu Australia for:
- Audit or review of the financial report of subsidiaries	144,235	42,423
- Taxation services	41,119	9,496
- Fees incurred in relation to US statutory filings	674,891	-
	860,245	51,919
	1,539,872	695,623

Amounts paid or due and payable to other audit firms for:
- Audit or review of the financial report of subsidiaries	27,569	34,737
- Taxation services	4,307	-
- Corporate finance services	83,645	72,920
	115,521	107,657

The auditor of pSivida Limited is Deloitte Touche Tohmatsu for the year ended June 30, 2006. The auditor of pSivida Limited was Ernst and Young for the year ended June 30, 2005.

25.	Acquisitions of businesses

Names of businesses acquired	Principal activity	Date of acquisition	Proportion of shares acquired (%)	Cost of acquisition $
2006
Control Delivery Systems Inc (‘CDS’)	Design and develop drug delivery products	December 30, 2005	100%	116,878,675

The acquisition is an integral part of the Company’s on-going US growth strategy, creating a global bio-nanotech company specializing in drug delivery, with revenues from existing products and generating long-term value through its diversified late-stage product portfolio. CDS’ portfolio of products and product candidates includes two approved and marketed products, one Phase III product and other early-stage product candidates. This combination also provides pSivida with an operating base in the Boston biotech hub, enhancing its overall visibility as well as access to the US scientific and investment communities and brings additional development and regulatory expertise to pSivida’s management team. On completion of the acquisition, CDS was renamed pSivida Inc.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Cost of acquisition comprised of:	$
• Cash	114,319
• 150,844,680 ordinary fully paid shares of pSivida, represented by 15,084,468 American Depositary Shares (‘ADS’s) $0.71 per share, represented by US$5.169 per ADS	107,099,723
• 8,991,930 non-vested ordinary shares of pSivida, represented by 899,193 non-vested ADSs $0.71 per share, represented by US$5.169 per ADS	6,384,270
• Less: Unearned compensation	(1,509,089)
• 1,724,460 share options in pSivida, represented by 172,446 options over ADSs	642,250
• Direct acquisition costs	4,147,202
116,878,675

The fair value of the ordinary fully paid shares was based on the ASX published price at the date of exchange. The ASX closing price of pSivida ordinary shares on the December 30, 2005 was $0.71 per ordinary share.

The fair value of the non-vested ordinary shares has been valued at the same amount per share as the vested ordinary shares. However, the fair value is reduced by an amount of unearned compensation, being the portion of the fair value at the date of exchange related to the future service (vesting) period of the non-vested ordinary shares.

The fair value of the share options has been calculated using the Black-Scholes model.

The registration and issue costs of $1,169,385 are excluded from the purchase price and recognized as a reduction of issued capital.

Included in the net loss for the period is a loss of $5,937,498 attributable to the acquired business of CDS (now pSivida Inc). The revenue of the combined entity for the year would have been $2,037,160 (2005: $13,088,676), the loss after income tax would have been $36,784,780 (2005: $14,430,955) and the basic and diluted loss per share would have been $(0.12) (2005: $(0.04)) had the acquisition of CDS been effected at the beginning of the year rather than on December 30, 2005.

	Control Delivery Systems Inc (‘CDS’)
Net assets acquired	Book value	Fair value adjustment	Fair value on acquisition
	$	$	$
Current assets:
Cash	228,463	-	228,463
Trade and other receivables	545,633	-	545,633
Prepayments	283,193	-	283,193
Non-current assets:
Property, plant and equipment	624,082	-	624,082
Deferred tax assets	-	16,590,795	16,590,795
In-process R & D	-	34,281,686	34,281,686
Patents	-	88,460,020	88,460,020
Current liabilities:
Trade and other payables	(3,456,704)	-	(3,456,704)
Deferred revenue	(1,826,700)	-	(1,826,700)
Provisions	(161,234)	-	(161,234)
Non-current liabilities:
Deferred tax liability	-	(49,096,682)	(49,096,682)
	(3,763,267)	90,235,819	86,472,552
Goodwill on acquisition			30,406,123
			116,878,675

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

The consolidated entity has paid a premium for the acquiree as it believes the acquisition will introduce additional synergies to its existing operations.

Goodwill is not deductible for tax purposes.

Further details of the businesses acquired during the financial year are disclosed in Note 17(d).

26.	Segment information

(a)	Business segment - primary segment

The consolidated entity operates in one business segment, being the biotechnology sector. The chief operating decision maker allocates resources and assesses performance based on the consolidated results within this biotechnology sector.

(b)	Geographic segment - secondary segment

	Segment revenues (i)		Long-lived assets
	2006	2005	2006	2005
	$	$	$	$
Australia	-	-	331,015	82,293
United States	1,324,069	-	649,185	-
United Kingdom	68,931	161,666	2,132,648	3,171,901
Singapore	-	-	26,701	19,469
Unallocated	-	-	-	-
Consolidated	1,393,000	161,666	3,139,549	3,273,663

(i)	Revenues are attributed to countries based on location of customer.

	Segment assets		Acquisition of segment assets
	2006	2005	2006	2005
	$	$	$	$
Australia	12,669,836	11,059,134	292,661	7,475
United States	151,191,558	-	153,630,779	-
United Kingdom	69,300,275	78,174,497	953,223	83,578,841
Singapore	2,201,143	2,278,670	19,147	20,836
Unallocated	123,265	353,801	26,208	49,444
Consolidated	235,486,077	91,866,102	154,922,018	83,656,596

27.	Financial instruments

(a)	Financial risk management objectives

The consolidated entity’s principal financial instruments, other than derivatives, comprise convertible note borrowings, cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from operations.

The consolidated entity does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

The consolidated entity’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Board reviews and agrees policies for managing each of these risks.

(b)	Significant accounting policies

Details of significant accounting policies and methods adopted, including criteria for recognition, the basis for measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1 to the financial statements.

(c)	Foreign currency risk management

As the Group undertakes certain transactions denominated in foreign currencies, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters and are not material to the financial statements. Refer to Note 2(b) for quantum of exchange differences arising. No hedging transactions have been undertaken.

(d)	Interest rate risk management

The following table sets out the carrying amount, by maturity, of the financial instruments exposed to interest rate risk:

			Fixed interest rate
	Notes	Floating interest rate	Less than 1 year	1-5 years	More than 5 years	Non- interest bearing	Total	Weighted average interest rate
		$	$	$	$	$	$	%

2006
Financial assets
Cash	17(a)	15,028,210	-	-	-	418,342	15,446,552	4.04%
Trade and other receivables	5	-	-	-	-	1,001,486	1,001,486	-
		15,028,210	-	-	-	1,419,828	16,448,038

Financial liabilities
Trade creditors and accruals	9	-	-	-	-	7,416,013	7,416,013	-
Deferred revenue		-	-	-	-	2,668,574	2,668,574
Borrowings	10	-	11,219,696	3,940,092	-	-	15,159,788	8.0%
Other financial liabilities	11	-	-	-	-	2,465,416	2,465,416	-
		-	11,219,696	3,940,092	-	12,550,003	27,709,791

2005
Financial assets
Cash	17(a)	12,528,926	200,000	-	-	163,135	12,892,061	2.87%
Trade and other receivables	5	-	-	-	-	709,418	709,418	-
		12,528,926	200,000	-	-	872,553	13,601,479

Financial liabilities
Trade creditors and accruals	9	-	-	-	-	2,017,820	2,017,820	-
		-	-	-	-	2,017,820	2,017,820

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(e)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has adopted a policy of dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from default.

The consolidated entity’s maximum exposure to credit risk for each class of recognized financial asset is the carrying amount, net of any provisions for doubtful debts, of those assets as indicated in the balance sheet.

(f)	Fair value of financial instruments

The directors consider that the carrying amount of financial assets and financial liabilities recorded in the financial statements approximates their fair values (2005: net fair values). With regard to the convertible note, the directors believe that there is no significant difference between the carrying value and fair value because the instrument takes into account the risk profile and liquidity of the Company at this stage in its development.

28.	Transition to Australian equivalents to International Financial Reporting Standards

The consolidated entity changed its accounting policies on July 1, 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with AASB 1, with July 1, 2004 as the date of transition, except for financial instruments, where the date of transition is July 1, 2005 (refer Note 1).

An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Effect of A-IFRS on the balance sheet as at July 1, 2004

		Consolidated
	Notes	Superseded policies *	Effect of transition to A-IFRS	A-IFRS
		$	$	$

Current assets
Cash and cash equivalents		31,350,656	-	31,350,656
Trade and other receivables		340,482	-	340,482
Prepayments		38,958	-	38,958
Total current assets		31,730,096	-	31,730,096

Non-current assets
Property, plant and equipment		669,699	-	669,699
Other intangible assets	a	7,934,622	1,183,550	9,118,172
Other		32,641	-	32,641
Total non-current assets		8,636,962	1,183,550	9,820,512

Total assets		40,367,058	1,183,550	41,550,608

Current liabilities
Trade and other payables		1,938,115	-	1,938,115
Total current liabilities		1,938,115	-	1,938,115

Total liabilities		1,938,115	-	1,938,115

Net assets		38,428,943	1,183,550	39,612,493

Equity
Issued capital		49,957,982	-	49,957,982
Reserves	b, c	78,220	(38,531)	39,689
Accumulated losses	g	(13,190,459)	1,222,081	(11,968,378)
Parent entity interest		36,845,743	1,183,550	38,029,293
Minority interest		1,583,200	-	1,583,200

Total equity		38,428,943	1,183,550	39,612,493

* Reported financial position as at June 30, 2004.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Effect of A-IFRS on the income statement for the financial year ended June 30, 2005

		Consolidated
	Notes	Superseded policies *	Effect of transition to A-IFRS	A-IFRS
		$	$	$

Revenue	d	828,976	(667,310)	161,666
Other income	d	-	660,400	660,400
Selling, general and administrative	a, c, e	(6,011,712)	(5,681,294)	(11,693,006)
Research and development		(8,287,930)	-	(8,287,930)
Finance costs		(31,569)	-	(31,569)
Foreign exchange gain / (loss), net		(1,623,484)	-	(1,623,484)
Loss before income tax		(15,125,719)	(5,688,204)	(20,813,923)
Income tax benefit	f	-	3,620,891	3,620,891
Loss for the period		(15,125,719)	(2,067,313)	(17,193,032)
Loss attributable to minority interest		399,196	-	399,196
Loss attributable to members of the parent entity		(14,726,523)	(2,067,313)	(16,793,836)

*	Reported financial results under previous Australian GAAP.

Effect of A-IFRS on the balance sheet as at June 30, 2005

		Consolidated
	Notes	Superseded policies *	Effect of transition to A-IFRS	A-IFRS
		$	$	$
Current assets
Cash and cash equivalents		12,892,061	-	12,892,061
Trade and other receivables		709,418	-	709,418
Prepayments		322,933	-	322,933
Total current assets		13,924,412	-	13,924,412

Non-current assets
Property, plant and equipment		3,273,663	-	3,273,663
Goodwill	e	8,588,228	14,717,470	23,305,698
Other intangible assets	a	56,249,010	(4,886,681)	51,362,329
Total non-current assets		68,110,901	9,830,789	77,941,690

Total assets		82,035,313	9,830,789	91,866,102

Current liabilities
Trade and other payables		2,017,820	-	2,017,820
Provisions		29,879	-	29,879
Total current liabilities		2,047,699	-	2,047,699

Non-current liabilities
Deferred tax liabilities	f	-	10,122,656	10,122,656
Total non-current liabilities		-	10,122,656	10,122,656

Total liabilities		2,047,699	10,122,656	12,170,355

Net assets		79,987,614	(291,867)	79,695,747

Equity
Issued capital		107,883,835	-	107,883,835
Reserves	b, c	20,761	553,366	574,127
Accumulated losses	g	(27,916,982)	(845,233)	(28,762,215)

Total equity		79,987,614	(291,867)	79,695,747

* Reported financial position under previous Australian GAAP.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Effect of A-IFRS on the cash flow statement

There are no material differences between the cash flow statement presented under A-IFRS and the cash flow statement presented under the superseded policies.

Notes to the reconciliations of the income statement and balance sheet

(a)	Other intangible assets

At the date of transition to A-IFRS, the Company elected to restate all business combinations occurring from December 1, 2000, the date of the entity’s relisting on the Australian Stock Exchange.

As part of this restatement, the Company has capitalized direct acquisition costs previously expensed under superseded policies on the acquisition of a controlling interest in pSiMedica Limited in May 2001 totaling $112,278, resulting in an increase to intangibles of this amount on transition (and also applicable at June 30, 2005) and a corresponding decrease to accumulated losses in the consolidated entity, and an increase in other financial assets and a corresponding decrease to accumulated losses in pSivida Limited.

The restatement of business combinations has also resulted in an increase in other intangible assets of $3,400,552 on transition (and also applicable at June 30, 2005) in the consolidated entity as a result of the gross-up of intangible assets resulting from changes to deferred tax balances. An amortization expense must also be charged on the additional intangible amount. This has resulted in a decrease in intangibles of $692,513 at transition and $1,003,517 at June 30, 2005. A corresponding increase to accumulated losses of $692,513 on transition, and an additional amortization expense of $311,004 for the year ended June 30, 2005 has been recorded. These adjustments had no effect in the financial statements of pSivida Limited.

Further, under A-IFRS the consolidated entity has chosen to amortize its intangible assets from the date of their recognition, which differs from superseded policies whereby the consolidated entity did not amortize intangible assets until such time as they resulted in the generation of revenue. This has resulted in a decrease in intangibles of $1,636,767 at transition and $7,395,994 at June 30, 2005. A corresponding increase to accumulated losses of $1,636,767 on transition, and an additional amortization expense of $5,759,227 for the year ended June 30, 2005 has been recorded. These adjustments had no effect in the financial statements of pSivida Limited.

(b)	Cumulative exchange differences

At the date of transition, the consolidated entity elected to reset the foreign currency translation reserve to zero. An amount of $78,220 was reclassified from the foreign currency translation reserve to accumulated losses on transition (and also applicable at June 30, 2005), thereby reducing the balance of reserves by this amount.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(c)	Share-based payments

In accordance with AASB 2 ‘Share-based Payment’, equity-settled share-based payments granted after November 7, 2002 that were unvested as of January 1, 2005 are measured at fair value at the date of grant (or the measurement date in the case of share-based payments granted to non-employees).

The fair value of the equity-settled share-based payments is expensed over the vesting period, based on the consolidated entity’s estimate of shares that will eventually vest.

As at the date of transition to A-IFRS, the consolidated entity has recognized an increase in the employee equity-settled payments reserve and a corresponding increase in accumulated losses of $39,689. This adjustment was also applicable to pSivida Limited.

For the financial year ended June 30, 2005, share-based payments of $591,897 which were not recognized under the superseded policies were recognized as selling, general and administrative expenses under A-IFRS, with a corresponding increase in the employee equity-settled payments reserve in the financial statements of the consolidated entity. Share-based payments of $420,788 were recognized as selling, general and administrative expenses in the financial statements of pSivida Limited, with a corresponding increase in the employee equity-settled payments reserve.

These adjustments had no material tax or deferred tax consequences.

(d)	Interest income

In accordance with AASB 118 ‘Revenue’ the Company has reclassified interest income from revenue to other income as it does not meet the definition in that Accounting Standard of having arisen in the course of ordinary activities of the Group.

(e)	Goodwill

There is no goodwill at the date of transition to A-IFRS.

In accordance with AASB 3 ‘Business Combinations’, the consolidated entity recognized an increase of goodwill of $13,743,547 for the year ended June 30, 2005.

Further, goodwill, which was amortized under superseded policies, is not amortized under A-IFRS from the date of acquisition for those business combinations restated. The effect of this change is an increase in the carrying amount of goodwill by $973,923 and a decrease in net loss before tax of $973,923 for the financial year ended and as at June 30, 2005. There is no tax effect as deferred taxes are not recognized for temporary differences arising from goodwill from which amortization is not deductible for tax purposes.

These adjustments had no effect in the financial statements of pSivida Limited.

(f)	Deferred income tax

Under superseded policies, the consolidated entity adopted tax-effect accounting principles whereby income tax expense was calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items were included or allowed for income tax purposes in a period different to that for accounting purposes, were recognized at current taxation rates as deferred tax assets and deferred tax liabilities, as applicable.

Under A-IFRS, deferred tax is determined using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and their corresponding tax bases.

The effect of the deferred tax adjustments on deferred tax balances is as follows:

	Consolidated
	July 1, 2004	June 30, 2005
	$	$
Deferred tax assets not recognized under previous AGAAP	2,708,039	5,611,096
Deferred tax liabilities not recognized under previous AGAAP	(2,708,039)	(15,733,752)
Net increase in deferred tax balances	-	(10,122,656)

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Financial year ended June 30, 2005
$
Net impact on deferred tax at beginning of period	-
Impact on loss for period	3,620,892
Deferred tax capitalized to goodwill	(13,743,548)
Net impact of deferred tax at end of period	(10,122,656)

(g)	Accumulated losses

The effect of the above adjustments on accumulated losses is as follows:

		Consolidated
	Notes	July 1, 2004	June 30, 2005
		$	$

Income tax benefit / expense	a, f	3,400,552	7,021,443
Direct acquisition costs capitalized	b	112,278	112,278
Amortization of grossed-up intangible	b	(692,513)	(1,003,517)
Amortization of intangibles previously unamortized	b	(1,636,767)	(7,395,994)
Transfer from foreign currency translation reserve	c	78,220	78,220
Expensed share-based payments	d	(39,689)	(631,586)
Goodwill no longer amortized	e	-	973,923

Total adjustment to accumulated losses		1,222,081	(845,233)

Attributable to members of the parent entity		1,222,081	(845,233)
Attributable to minority interest		-	-
		1,222,081	(845,233)

29.	Reconciliation to US GAAP

The audited consolidated financial statements have been prepared in accordance with A-IFRS, which differ in certain significant respects from accounting principles generally accepted in the United States (‘US GAAP’). Following is a summary of the adjustments to net loss and total equity required when reconciling such amounts in the financial statements to the corresponding amounts in accordance with US GAAP, considering the differences between A-IFRS and US GAAP.

Reconciliation of net loss

The following is a reconciliation of net loss as reported in the consolidated statement of operations under A-IFRS to net loss as adjusted for the effects of the application of US GAAP as of June 30, 2006 and 2005 and for the years ended June 30, 2006 and 2005:

		Year ended
		June 30, 2006	June 30, 2005
		$	$
Loss for the period in accordance with A-IFRS		(28,166,129)	(17,193,032)
Loss attributable to minority interest		-	399,196
Loss attributable to members of the parent entity under A-IFRS		(28,166,129)	(16,793,836)

US GAAP adjustments:
Share-based compensation expense	a	-	310,674
Fair value of equity instruments issued as consideration - amortization expense	b	(35,911)	(42,811)
In-process research and development	c	(35,059,623)	-
Sales of stock by subsidiaries - amortization expense	d	(39,529)	(39,232)
Sale and leaseback transaction - deferred gain	e	100,685	-
Deferred tax effect of US GAAP adjustments		(280,619)	24,613
US GAAP adjustments attributable to minority interest		-	(20,920)

Net loss in accordance with US GAAP		(63,481,126)	(16,561,512)

Loss per share in accordance with US GAAP
Basic and diluted loss per share	f	$(0.21)	$(0.08)
Weighted average number of shares - basic and diluted		305,882,956	207,802,540

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Reconciliation of total equity

The following is a reconciliation of total equity as reported in the consolidated balance sheet under A-IFRS to total equity as adjusted for the effects of the application of US GAAP as of June 30, 2006 and June 30, 2005:

		As of
		June 30, 2006	June 30, 2005

Total equity in accordance with A-IFRS		175,032,585	79,695,747

US GAAP adjustments:
Fair value of equity instruments issued as consideration	b	33,542,628	8,410,076
In-process research and development	c	(36,094,641)	(1,035,018)
Sales of stock by subsidiaries	d	272,806	312,335
Sale and leaseback transaction	e	100,685	-
Deferred tax impact of US GAAP adjustments		(13,422)	267,197
Foreign currency translation impact of US GAAP adjustments		(242,508)	-

Total equity in accordance with US GAAP		172,598,133	87,650,337

Roll forward analysis of shareholders’ equity under US GAAP

		Year ended
		June 30, 2006	June 30, 2005

Balance in accordance with US GAAP at beginning of year		87,650,337	37,794,705
Issuance of equity instruments in connection with acquisitions, net of issue and registration costs		136,616,233	62,819,709
Issuance of shares in connection with PIPE and rights issue, net of issue costs		10,988,862	-
Issuance of shares in connection with exercise of options		15	3,666,500
Share-based compensation attributable to non-vested ADSs, options and warrants issued	a	2,033,396	281,222
Warrants attached to convertible loan note		1,706,592	-
Foreign currency translation adjustment		(2,916,176)	(350,287)
Net loss in accordance with US GAAP		(63,481,126)	(16,561,512)
Balance in accordance with US GAAP at end of year		172,598,133	87,650,337

Note: The above roll-forward does not include options and warrants issued as settlement of share issue costs as such issuances do not have an impact on net loss or total equity.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(a)	Share-based compensation expense

Under A-IFRS, the Company adopted AASB 2: ‘Share-Based Payment’ effective July 1, 2005. In accordance with the transitional provisions of AASB 2, the standard has been applied retrospectively to all share-based payments granted or issued after November 7, 2002 and that were not yet vested as of January 1, 2005.

Through June 30, 2005, the Company accounted for share-based payments granted to employees and directors under US GAAP using the intrinsic value method in accordance with Accounting Principles Board (‘APB’) Opinion No. 25: ‘Accounting for Stock Issued to Employees’ (‘APB 25’) and related interpretations to measure employee stock compensation. Under APB 25, compensation expense was recognized to the extent that the quoted market price of the stock exceeded the exercise price of the equity instrument, if any, at the measurement date, and was charged to earnings ratably over the vesting period. For options that vest upon the achievement of performance conditions beyond the Company’s control, compensation expense was recognized when the target was achieved.

The following table illustrates the effect on US GAAP net loss and loss per share if the Company had applied the fair value recognition provisions of Statements of Financial Accounting Standards (‘SFAS’) No. 123: ‘Accounting for Stock-Based Compensation’ (‘SFAS 123’) to stock-based employee compensation for the year ended June 30, 2005.

Year ended June 30, 2005
US GAAP net loss, as reported	(16,561,512)
Add: Stock-based employee compensation expense included in reported US GAAP net loss	125,018
Deduct: Total stock-based employee compensation expense determined under fair value based method	(4,537,993)

US GAAP pro forma net loss	(20,974,487)

US GAAP basic and diluted loss per share
As reported	$(0.08)
Pro forma	$(0.10)

Additionally, through June 30, 2005, the Company accounted for share-based payments granted to consultants under SFAS 123 and EITF Issue No. 96-18: ‘Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services’ (‘EITF 96-18’) under US GAAP. Under SFAS 123 and EITF 96-18, compensation cost was calculated based on the estimated fair value of the equity instruments measured on the date the services were completed by the respective consultants. For reporting periods prior to the measurement date, interim measures of compensation cost were recognized based on the fair value as of each reporting date and adjusted for changes in fair value between reporting dates.

Effective July 1, 2005, for US GAAP purposes the Company adopted SFAS No. 123R, ‘Share-Based Payment’ (‘SFAS 123R’) which replaces SFAS 123 and supersedes APB 25. SFAS 123R does not change the measurement guidance of EITF 96-18 for non-employee transactions. Under the modified prospective method of SFAS 123R, the Company applies SFAS 123R for equity-based compensation awards (or portion thereof): (i) granted on or after July 1, 2005; and (ii) not yet vested as of July 1, 2005. Such equity-based compensation awards are measured based on the fair value using the Black-Scholes model. The compensation is recognized as an expense in the statement of operations over the requisite service period. Prior periods have not been restated.

Total US GAAP share based compensation costs charged to the statement of operations was $1,953,056 and $281,222 for the years ended June 30, 2006 and 2005, respectively. No income tax benefits were recognized and no compensation cost was capitalized as part of property and equipment during the periods presented.

The retrospective transition provisions of AASB 2 and the modified prospective transition provisions of SFAS 123R give rise to GAAP differences in share-based compensation for the year ended June 30, 2005. There are no US GAAP reconciling items attributable to share-based compensation for the year ended June 30, 2006 as the impact on compensation cost resulting from differences in the standards, such as the determination of the measurement date for share-based payments made to non-employees, is de minimis.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(b)	Fair value of equity instruments issued as consideration

Under A-IFRS, the fair value of equity instruments issued as consideration in a purchase business combination is based on the quoted market price as of the date of consummation. Under US GAAP, the fair value of the equity instruments issued to effect a purchase business combination is based on the average quoted market price for a period of two days before and two days after the date the terms of the acquisition is agreed to and announced. Accordingly, for US GAAP purposes, the Company has recorded an increase to the value of identifiable intangible assets (where there is negative goodwill), the related deferred tax liability and goodwill, as appropriate. The increase in the value of identifiable intangible assets and the related deferred tax liability is amortized over the estimated useful life of the intangible of 12 years.

(c)	In-process research and development

Under A-IFRS, IPR&D projects acquired in a business combination are capitalized and remain on the balance sheet, subject to any impairment write-downs. Amortization is charged over the estimated useful life from the point when the assets became available for use. Under US GAAP, such assets are recognized in the purchase price allocation but are then written off immediately to the statement of operations, as the technological feasibility of the IPR&D has not yet been established and it has no alternative future use.

Under A-IFRS, deferred tax is provided for IPR&D assets acquired in a business combination. US GAAP does not provide for deferred tax on these assets, resulting in a reconciling adjustment to deferred tax and goodwill.

(d)	Sales of stock by subsidiaries

In prior periods, certain of the Company’s subsidiaries issued additional shares which resulted in a change in pSivida’s proportionate interest in the respective subsidiaries. Under A-IFRS, the change in pSivida’s proportionate interest in the respective subsidiaries due to share issuances is eliminated on consolidation and therefore is not recognized in the consolidated financial statements. Under US GAAP, the issuance of ordinary shares by a subsidiary is accounted for in accordance with Staff Accounting Bulletin (‘SAB’) No. 51, ‘Accounting For Sales Of Stock By A Subsidiary’ (‘SAB 51’) which requires the difference between the carrying amount of the parent’s investment in a subsidiary and the underlying net book value of the subsidiary after issuance of ordinary shares by the subsidiary be reflected as either a gain or loss in the statement of operations or reflected as an equity transaction. The Company has elected to account for SAB 51 gains and losses resulting from the sale of a subsidiary’s ordinary shares as equity transactions. Accordingly, for US GAAP purposes, the Company has recorded an adjustment to the value of identifiable intangible assets, the related deferred tax liability and additional paid-in capital for the resulting SAB 51 gains and losses. The adjustment to the value of identifiable intangible assets and the related deferred tax liability is amortized over the estimated useful life of 12 years.

(e)	Sale and leaseback transaction

Prior to the date of the acquisition of CDS (now pSivida Inc), CDS entered into a sale and leaseback transaction in relation to its premises, which resulted in a gain on sale of the premises.
Under A-IFRS, the gain on sale is recognised immediately on the date of the transaction, and therefore has been recognized as a pre-acquisition profit in the accounts of CDS for A-IFRS purposes. In accordance with US GAAP, the gain on sale is deferred and amortized on a straight-line basis over the lease period of 36 months.

(f)	Loss per share

Under A-IFRS, loss per share is calculated by dividing loss attributable to members of the parent entity by the weighted average number of shares on issue for the period. Methods of computing loss per share in accordance with US GAAP are documented in SFAS No. 128, ‘Earnings per Share’.

For the year ended June 30, 2006 and 2005, there were no differences in the calculation methodology of loss per share under A-IFRS and US GAAP.

Basic and diluted loss per share are identical for all periods presented as potentially dilutive securities, including options, warrants and convertible debt, have been excluded from the calculation of the diluted net loss per common share because the inclusion of such securities would be antidilutive.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(g)	Foreign currency translation adjustment

At the date of transition to A-IFRS, the Company elected to reset the foreign currency cumulative translation adjustment to zero under A-IFRS, with the offset recorded against the opening balance of accumulated deficit. US GAAP does not allow the foreign currency cumulative translation adjustment to be reset. This GAAP difference has no impact on net loss or total equity.

(h)	Convertible note

Upon initial recognition, the proceeds received on the issue of the convertible note with detachable warrants are allocated into liability and equity components. In accordance with A-IFRS, the liability component is measured based on the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component. The equity component is determined by deducting the liability component from the proceeds received on the issue of the notes. A portion of the liability proceeds is then allocated to any embedded derivatives that require bifurcation, at an amount equal to fair value. In accordance with US GAAP, the proceeds received are first allocated to the convertible note and the detachable warrants on a relative fair value basis. Then, a portion of convertible note proceeds is allocated to any embedded derivatives, such as the holder’s conversion option, that require bifurcation, at an amount equal to fair value. The resulting difference under these recognition methods of the convertible note is de minimis and therefore is not included in the US GAAP reconciliation.

(i)	Balance sheet classification differences

Under A-IFRS, subsequent events are not considered when determining the appropriate classification of debt at the balance sheet date. Under US GAAP, subsequent events are considered when short term obligations have been refinanced after the balance sheet date but before the financial statements are issued, resulting in the reclassification of a portion of the convertible note from current to long-term liabilities as of June 30, 2006.

Under A-IFRS, debt issuance costs are set off directly against the debt, while under US GAAP, the debt issuance costs are included within the balance sheet as a deferred asset.

Under A-IFRS, all deferred tax balances are classified as non-current. Under US GAAP, deferred tax assets and liabilities are classified as current or non-current based on the classification of assets and liabilities to which timing differences relate, or anticipated timing of reversal if they are not associated with any balance sheet items.

Under A-IFRS, the restricted cash associated with the convertible note is disclosed as a component of cash and cash equivalents. Under US GAAP, the amount is classified separately from cash and cash equivalents as restricted cash on the face of the balance sheet.

(j)	Statement of operation differences

Under A-IFRS, the Company does not distinguish between operating and non-operating income (loss). Under US GAAP, interest income and finance costs are classified as a component of non-operating income (loss).

Under A-IFRS, the Company classifies intangible asset amortization expense as a component of “selling, general and administrative” expenditure. Under US GAAP, amortization of intangible assets used in research and development activities is classified as a component of “research and development” expenditure.

(k)	Other

Other potential GAAP differences that were considered but not included in the US GAAP reconciliation are as follows:

Principles of consolidation / step acquisitions

Under A-IFRS, the minority interest is presented in the balance sheet within equity, separately from the parent shareholders’ equity. Under US GAAP, the minority interest is presented outside equity, between liabilities and equity. This did not result in a reconciling item as all subsidiaries are wholly-owned as of June 30, 2006 and 2005.

A-IFRS does not include prescriptive guidance on accounting for step acquisitions. In the absence of such guidance, the Company applied the partial-step up method in US GAAP for A-IFRS purposes. Other than as detailed in the paragraphs above, there is no difference in the accounting treatment for step acquisitions under US GAAP compared to that under A-IFRS as applied by the Company.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Receivables

There is no difference in the accounting treatment of receivables under US GAAP compared to that required under A-IFRS in the Company’s circumstances.

Impairment of goodwill and long-lived assets

Under A-IFRS and US GAAP, goodwill is not amortized but reviewed for impairment annually and when indicators of impairment arise. Under A-IFRS, the impairment test is performed at the cash-generating unit level, being the lowest level to which goodwill can be allocated. The recoverable amount of the cash-generating unit (i.e., the higher of the fair value less costs to sell and value in use) is compared to its carrying amount. The impairment loss is immediately recognized in profit or loss the excess of the carrying amount over the recoverable amount. Under US GAAP, the impairment test is performed at the reporting unit level, being either a business segment or one organization level below. A two step impairment test is performed: (i) the fair value of the reporting unit is compared to the carrying amount of the reporting unit including goodwill; and (ii) the goodwill impairment is measured as the excess of the carrying amount of goodwill over its implied fair value. The impairment loss is immediately recognized in profit or loss. There is no goodwill impairment for the periods presented, and hence no GAAP difference.

Under A-IFRS and US GAAP, long-lived assets are tested for impairment if there is any such indication. Under A-IFRS, impairment is indicated, and a detailed calculation must be performed, if the asset’s carrying amount exceeds its recoverable amount. The impairment loss is based on the recoverable amount. Under US GAAP, impairment is indicated, and a detailed calculation must be performed, if the asset’s carrying amount exceeds the expected future cash flows to be derived from the asset on an undiscounted basis. The impairment loss is based on the fair value. There were no indicators of impairment during the periods presented, and hence no GAAP difference.

Current and deferred income taxes

As applied to the Company, there is no difference in the accounting treatment of current and deferred income taxes, other than the deferred tax impact of US GAAP adjustments arising from the differences referred to above and the balance sheet classification difference.

Provisions

Under A-IFRS and US GAAP, provisions relating to present obligations from past events are recorded if the outflow of resources is probable and can be reliably estimated. A-IFRS requires the time value of money to be taken into account when making a provision. In contrast, US GAAP only permits a provision to be discounted where the amount of the liability and timing of payments are fixed or reliably determinable, or where the obligation is a fair value obligation (e.g., asset retirement obligation). Where there is a range of possible outcomes, A-IFRS requires a provision for the expected value to be made. If a range of estimates is predicted and no amount in the range is more likely than any other amount in the range, the ‘mid-point’ of the range is used to measure the liability Under US GAAP, where the liability is not measured at fair value and there is a range of possible outcomes and no amount in the range is more likely than any other amount in the range, the ‘minimum’ (rather than the ‘mid-point’) amount is used to measure the liability. Due to the nature of the provisions recorded by the Company, the difference in accounting policies did not result in a GAAP difference.

Registration rights agreement

Under A-IFRS and US GAAP, the Company accounts for the financial instrument and related registration rights agreement separately as freestanding instruments. The Company records a liability for the penalties payable pursuant to the liquidated damages clause per the registration rights agreement in the period in which the penalty is triggered. The Company believes the registration rights agreement does not meet the definition of a derivative in accordance with A-IFRS and US GAAP. Based on the Company’s accounting policies, there is no difference in the accounting treatment for a registration rights agreement under US GAAP compared to that under A-IFRS as applied by the Company.

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

30.	Additional disclosures

(a)	Intangible assets

Assuming no acquisitions, the Company expects to recognize aggregate US GAAP intangible asset amortization expense of $13,336,030 for each of the five succeeding fiscal years.

(b)	Income tax

The components of A-IFRS loss from ordinary activities before income tax expense consisted of the following for the years ended June 30, 2006 and 2005:

	Years Ended June 30,
	2006	2005
	$	$
United States	(9,638,598)	-
Australia	(10,474,732)	(8,182,730)
United Kingdom	(16,428,446)	(11,173,086)
Singapore	(1,144,158)	(1,458,107)
Total	(37,685,934)	(20,813,923)

As at June 30, 2006, the Company has net operating loss carry-forwards of $28,446,347. The United States State Tax carry-forwards expire from 2007 to 2014. For the other jurisdictions in which the Company incurs losses, the carry-forwards do not expire on a time basis. Expiration will depend on the legislation of the countries in which losses are incurred, and will generally be triggered by a change in control or business activity.

(c)	Share-based payments

Refer to Note 19 for disclosure of options granted by pSivida and AION to directors and employees.

Options granted to non-employees

pSivida grants share options to certain consultants as remuneration for services rendered. Such options may be subject to market-based vesting conditions, are issued for terms not exceeding five years, and are settled through the issue of equity. The following table summarizes the activity of share options granted to non-employees for services rendered for the years ended June 30, 2006 and 2005.

	Year ended June 30,
	2006		2005
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of year	3,130,000	1.00	500,000	0.61
Granted	-		2,630,000	1.07
Forfeited	(10,000)	1.18
Outstanding at end of year	3,120,000	1.00	3,130,000	1.00
Exercisable at end of year	2,920,000	0.95	2,930,000	0.95

The options outstanding as of June 30, 2006 have a weighted average remaining contractual life of 2.2 years and exercise prices in the following ranges:

Range of exercise price	Number of options	Weighted average exercise price
$0.50 to $0.75	500,000	$0.61
$0.75 to $1.00	165,000	$0.80
$1.00 to $1.25	2,455,000	$1.09
	3,120,000

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Warrants granted to non-employees
pSivida grants warrants over ADSs issued to certain consultants as remuneration for services rendered. Such warrants vest at the date of issue, are issued for terms not exceeding three years, and are settled through the issue of equity. The following table summarizes the activity of warrants over ADSs granted to non-employees for services rendered for the year ended June 30, 2006. No warrants over ADSs were granted in prior years.

	Year ended June 30,
	2006
	Number of warrants over ADSs	Weighted average exercise price US$
Outstanding at beginning of year	-	-
Granted	133,000	12.50
Outstanding at end of year	133,000	12.50
Exercisable at end of year	133,000	12.50

The 133,000 warrants over ADSs (equivalent to 1,330,000 warrants over ordinary shares) outstanding at June 30, 2006 have an exercise price of US$12.50 and a remaining contractual life of 2.2 years.

As discussed in Note 10, pSivida also issued detachable warrants over 633,803 ADSs (representing warrants over 6,338,030 ordinary shares) as part of the convertible note agreement during the year ended June 30, 2006.

Non-vested ADSs issued to CDS employees
On December 30, 2005, pSivida granted 121,118 non-vested ADSs (equivalent to 1,211,180 non-vested ordinary shares) with a fair value of US$5.17 per ADS to CDS employees in connection with employee retention agreements for which employee services subsequent to the consummation date of the acquisition are required in order for the ADSs to vest. As of June 30, 2006, there was $476,957 of total unrecognized compensation cost related to non-vested ADSs. That cost is expected to be recognized over a weighted average period of 7.8 months.

Other
During the year ended June 30, 2006, pSivida granted 899,193 non-vested ADSs (equivalent to 8,991,930 non-vested ordinary shares) and 172,446 options over ADSs (equivalent to 1,724,460 non-vested ordinary shares) as part of the consideration for the acquisition of CDS. See Note 25.

During the year ended June 30, 2005, pSivida granted 638,537 share options as part of the consideration for the acquisition of pSiMedica Limited. See Note 17(d).

(d)	Development stage

The Company meets the definition of a development stage enterprise under SFAS No. 7, ‘Accounting and Reporting by Development Stage Enterprises’ (‘SFAS 7’). The following additional disclosures, prepared on an A-IFRS basis considering the AASB 1 exemptions, are required in accordance with SFAS 7:

Cumulative consolidated statement of operations from the inception of the development stage (December 1, 2000) to June 30, 2006 - A-IFRS basis

Period from inception of development stage (Dec 1, 2000) to June 30, 2006
$

Revenue	1,612,995
Other income	1,992,328
Research and development	(41,154,037)
Selling, general and administrative	(40,241,999)
Finance costs	(4,581,289)
Change in fair value of derivative	3,407,915
Foreign exchange gain	561,699

Loss before income tax benefit	(78,402,388)
Income tax benefit	16,541,249

Loss for the period	(61,861,139)
Loss attributable to minority interest	8,745,976

Loss attributable to members of the parent entity	(53,115,163)

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Cumulative consolidated cash flow statement from the inception of the development stage (December 1, 2000) to June 30, 2006 - A-IFRS basis

Period from inception of development stage (December 1, 2000) to June 30, 2006
$
Cash flows from operating activities
Receipts from customers	1,982,174
Payments to suppliers, employees and consultants	(20,323,790)
Research and development expenditure	(34,106,553)
Interest received	1,932,327
Other income	260,200
Income received in advance	486,780
Interest expense	(1,014,534)

Net cash used in operating activities	(50,783,396)

Cash flows from investing activities
Purchase of property, plant and equipment	(6,392,038)
Proceeds on sale of property, plant and equipment	728,460
Net cash paid for acquisitions of businesses	(4,033,058)
Net cash paid for increased interest in subsidiaries	(3,915,058)

Net cash used in investing activities	(13,611,694)

Cash flows from financing activities
Proceeds from issue of ordinary shares	58,488,391
Payment of share issue costs	(4,426,899)
Proceeds from borrowings	20,500,500
Payment of borrowing costs	(1,238,959)
Equity contributions from minority interest	5,508,030

Net cash provided by financing activities	78,831,063

Net increase in cash and cash equivalents	14,435,973
Cash and cash equivalents at the beginning of the period	597,000
Effects of exchange rate changes on the balance of cash held in foreign currencies	413,579
Cash and cash equivalents at the end of the period	15,446,552

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Equity issuances from the inception of the development stage (December 1, 2000) to June 30, 2006 - A-IFRS basis

	Number of shares	Contributed equity
		$

Balance at inception of development stage - December 1, 2000	62,329,947	6,060,181
Issue of shares in connection with placement at $0.30 per share, net of issue costs - December 1, 2000	9,300,000	2,773,709
Non-cash issue of shares as consideration for acquisition at $0.30 per share, net of issue costs - May 10, 2001	10,918,535	3,273,959
Balance June 30, 2001	82,548,482	12,107,849
Issue of shares in connection with placement at $0.20 per share, net of issue costs - November 22, 2001	12,300,000	2,332,410
Issue of shares in connection with share purchase plan at $0.22 per share, net of issue costs - May 9, 2002	998,500	209,357
Balance June 30, 2002	95,846,982	14,649,616
Issue of shares in connection with placement at $0.12 per share, net of issue costs - October 10, 2002	7,000,000	792,568
Non-cash issue of shares in lieu of director’s fees at $0.13 per share - November 25, 2002	769,231	100,000
Issue of shares pursuant to exercise of stock options at $0.20 per share - June 19, 2003	300,000	60,000
Balance June 30, 2003	103,916,213	15,602,184
Issue of shares in connection with share purchase plan at $0.24 per share, net of issue costs - August 4, 2003	3,891,572	932,297
Issue of shares pursuant to exercise of stock options at $0.20 per share - August 2003 to May 2004	8,130,000	1,626,000
Non-cash issue of shares as consideration for acquisition at $0.50 per share, net of issue costs - October 6, 2003	13,000,000	6,161,600
Issue of shares in connection with placement at $1.09 per share, net of issue costs - April 20, 2004	19,375,000	19,308,011
Issue of shares in connection with placement at $1.16 per share, net of issue costs - April 23, 2004	5,625,000	6,327,890
Balance June 30, 2004	153,937,785	49,957,982
Non-cash issue of shares as consideration for acquisition at $1.09 per share, net of issue costs - August 5, 2004	49,804,381	54,259,353
Issue of shares pursuant to exercise of stock options at $0.20 per share - July 2004 to December 2004	13,070,000	2,614,000
Issue of shares pursuant to exercise of stock options at $0.40 per share - October 2004 to December 2004	2,200,000	880,000
Issue of shares pursuant to exercise of stock options at $0.50 per share - December 14, 2004	150,000	75,000
Issue of shares pursuant to exercise of stock options at $0.65 per share - December 14, 2004	150,000	97,500
Balance June 30, 2005	219,312,166	107,883,835

PSIVIDA LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

	Number of shares	Contributed equity
		$
Issue of shares in connection with PIPE at $0.848 per share, net of issue costs - September 5, 2005	6,650,000	4,842,372
Non-cash issue of shares as consideration for acquisition at $0.71 per share, net of issue costs - December 30, 2005	159,836,610	110,805,519
Non-cash issue of non-vested ADSs to CDS employees in relation to salaries and wages as part of the CDS acquisition - December 30, 2005	1,211,180	-
Issue of shares pursuant to exercise of stock options at $0.71 per share - April 21, 2006	38,740	27,521
Forfeiture of nonvested ADSs issued as part of CDS acquisition - April 2006	(528,400)	(291,174)
Issue of shares pursuant to rights issue at $0.60 per share - June 15, 2006	10,515,811	6,146,490
Amortisation of non-vested ADSs issued as part of the CDS acquisition	-	962,471
Balance June 30, 2006	397,036,107	230,377,034

(e)	Recently issued but not yet adopted US GAAP pronouncements

In May 2005, the Financial Accounting Standards Board (‘FASB’) issued SFAS No. 154: ‘Accounting Changes and Error Corrections’ (‘SFAS 154’), a replacement of APB Opinion No. 20: ‘Accounting Changes’ and SFAS No. 3: ‘Reporting Accounting Changes in Interim Financial Statements’, effective for fiscal years beginning after December 15, 2005 (fiscal 2007 for the Company). SFAS 154 changes the requirements for the accounting for and reporting of a voluntary change in accounting principle as well as the changes required by an accounting pronouncement which does not include specific transition provisions. At this time management reasonably believes that the adoption of SFAS 154 will not have a material effect on the Company’s financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes’ (‘FIN 48’) as an interpretation of SFAS No. 109, ‘Accounting for Income Taxes’. This Interpretation clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. The evaluation of a tax position in accordance with this Interpretation begins with a determination as to whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. FIN 48 is effective no later than fiscal years beginning after December 15, 2006, and is required to be adopted by the Company on July 1, 2007. The Company is currently assessing the impact of the adoption of FIN 48.

In September 2006, the SEC issued SAB No. 108, ‘Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements’ (‘SAB 108’) which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and is required to be adopted by the Company in fiscal 2007. However, early application is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, filed after the publication of this guidance. The Company is currently assessing the impact of the adoption of SAB 108.

In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’ (‘SFAS 157’). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This Statement is required to be adopted by the Company on July 1, 2008. The Company is currently assessing the impact of the adoption of this Statement.

EXHIBIT INDEX

Exhibit	Exhibit
No.	Title
1.1	Constitution of pSivida Limited, dated April 7, 2004(c)
2.1	Deposit Agreement, by and among pSivida Limited, Citibank, N.A. and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts Issued Thereunder(d)
3.1	Deed Poll, dated October 26, 2004, executed by QinetiQ(c)
4.1	Rules of the pSivida Limited Employee Share Option Plan(c)
4.2	Collaboration Agreement among pSiOncology Pte. Ltd., Singapore General Hospital Pte. Ltd. and SGH Technology Ventures Pte. Ltd., dated July 24, 2002(c)(i)
4.3	Process Development and Manufacturing Agreement between pSiMedica Limited and AEA Technology QSA GmbH, dated March 4, 2004(c)(i)
4.4	Agreement among Beijing Med-Pharm Corp., pSiMedica Ltd. and pSiOncology Pte. Ltd., dated October 27, 2005, as amended on July 24, 2002(h)(i)
4.5	Merger Agreement, dated October 3, 2005, among pSivida Limited, pSivida Inc., and Control Delivery Systems Inc.(e)
4.6	Form of Registration Rights Agreement, between pSivida Limited and stockholders of Control Delivery Systems, Inc., dated as of December 30, 2005(b)(o)
4.7	Securities Purchase Agreement, dated October 5, 2005, between pSivida Limited and the investor listed on the Schedule of Buyers attached thereto(f)
4.8	Form of Warrant to Purchase ADRs for the purchase of up to 633,803 ADRs, dated as of November 16, 2005(f)(o)
4.9	Letter Agreement, dated November 15, 2005, relating to the Securities Purchase Agreement, dated October 5, 2005(f)
4.10	Amended and Restated License Agreement, between Control Delivery Systems, Inc. and Bausch & Lomb Incorporated dated December 9, 2003, as amended on June 28, 2005(b)(i)
4.11	Collaboration Agreement, between Control Delivery Systems, Inc. and Alimera Sciences, Inc. dated February 11, 2005, as amended on February 23, 2005 and May 11, 2005(b)(i)
4.12	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of October 20, 1991, including amendment(g)(i)
4.13	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of October 31, 1995(g)(i)
4.14	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of September 9, 1997(g)(i)
4.15	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of September 9, 1997(g)(i)
4.16	License Agreement, the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of September 9, 1997(g)(i)
4.17	Commercial Sublease, between Exergen Corporation, and Control Delivery Systems, Inc., dated as of April 6, 2005(b)
4.18	Amended and Restated Control Delivery Systems, Inc. Change of Control Agreement, between CDS and Paul Ashton, dated August 17, 2004(b)
4.19	Amended and Restated Control Delivery Systems, Inc. Change of Control Agreement, between CDS and Michael Soja, dated August 17, 2004(b)
4.20	Amended and Restated Control Delivery Systems, Inc. Change of Control Agreement, between CDS and Lori Freedman, dated August 17, 2004(b)
4.21	Severance Agreement, between CDS and Paul Ashton, dated February 20, 2004(b)
4.22	Severance Agreement, between CDS and Michael Soja, dated February 20, 2004(b)
4.23	Severance Agreement, between CDS and Lori Freedman, dated February 20, 2004(b)
4.24	First Amendment to Control Delivery Systems, Inc. Severance Agreement between CDS and Paul Ashton, dated August 17, 2004(b)
4.25	First Amendment to Control Delivery Systems, Inc. Severance Agreement between CDS and Michael Soja, dated August 17, 2004(b)
4.26	First Amendment to Severance Agreement between CDS and Lori Freedman, dated August 17, 2004(b)

Exhibit No.	Exhibit Title
4.27	Control Delivery Systems, Inc. Restricted Stock Award Agreement, between CDS and Paul Ashton, dated August 16, 2004(b)
4.28	Control Delivery Systems, Inc. Restricted Stock Award Agreement, between CDS and Michael Soja, dated August 16, 2004(b)
4.29	Control Delivery Systems, Inc. Restricted Stock Award Agreement, between CDS and Lori Freedman, dated August 16, 2004(b)
4.30	Retention Agreement, between CDS and Paul Ashton, dated September 29, 2005(b)
4.31	Retention Agreement, between CDS and Michael Soja, dated September 29, 2005(b)
4.32	Retention Agreement, between CDS and Lori Freedman, dated September 29, 2005(b)
4.33	Non-Competition Agreement, between pSivida Limited and Paul Ashton, dated October 3, 2005(b)
4.34	Stock Option Agreements, between CDS and Paul Ashton, dated July 10, 2002(b)
4.35	Employment Agreement, between pSivida Limited and Paul Ashton, dated January 1, 2006(a)
4.36	Employment Agreement, between pSivida Limited and Lori Freedman, dated May 16, 2006(k)
4.37	Employment Agreement, between pSivida Limited and Michael Soja, dated May 16, 2006(k)
4.38	Amendment Agreement between pSivida Limited and Castlerigg Master Investments Ltd., dated July 28, 2006(k)
4.39	Form of Amended and Restated Convertible Note in the Principal Amount of $12,500,000, dated as of November 16, 2005(k)(o)
4.40	Series A Warrant for the purchase of up to 5,700,000 ADRs, dated September 14, 2006 (k)
4.41	Form of Series B Warrant(k)(o)
4.42	Form of Amended and Restated Registration Rights Agreement, between Castlerigg Master Investments and pSivida Limited, dated as of September 14, 2006(k)(o)
4.43	Guaranty in favor of Castlerigg Master Investments Ltd, dated September 14, 2006(l)
4.44	Collateral Assignment Agreement between pSivida Inc. and Castlerigg Master Investments Ltd., dated September 14, 2006(l)
4.45	Acknowledgment and Agreement of Licensee Regarding Collateral Assignment, dated September 5, 2006(l)
4.46	Securities Purchase Agreement, dated as of September 18, 2006 by and among pSivida Limited, Australian IT Investments Limited, Absolute Octane Fund and European Catalyst Fund(m)
4.47	Form of pSivida Limited Subordinated Convertible Note, dated September 26, 2006(m)(o)
4.48	Form of pSivida Limited Warrants to Purchase ADRs, dated September 26, 2006(m)(o)
4.50	Registration Rights Agreement, dated as of September 26, 2006 by and among pSivida Limited, Australian IT Investments Limited, Absolute Octane Fund and European Catalyst Fund(m)
4.51	Deed of Release by and among pSivida Limited, Aymon Pacific Pty Ltd, Viaticus Capital Pty Ltd and Gavin Rezos, dated August 17, 2006(a)
4.52	Contractor Agreement between pSivida Limited and Viaticus Capital Pty Ltd, dated August 17, 2006(a)
4.53	Letter Agreement between pSivida Limited and Castlerigg Master Investment Ltd., dated October 17, 2006(n)
4.54	Employment Agreement, between pSivida Limited and Mark Parry-Billings(a)
4.55	Employment Agreement, between pSivida Limited and Roger Brimblecombe(a)
8.1	List of subsidiaries(a)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended(a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended(a)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(a)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(a)
15.1	Consent of Deloitte Touche Tohmatsu, independent registered public accounting firm(a)

(a)	Filed herewith.
(b)	Incorporated by reference to the registrant’s filing on Form 20-F (Commission file number 000-51122) filed on January 18, 2006.
(c)	Incorporated by reference to the registrant’s filing on Form 20-F (Commission file number 000-51122) filed on January 20, 2005.

(d)	Incorporated by reference to the registrant’s filing on Form F-6 (Commission file number 333-122158) filed on January 19, 2005.
(e)	Incorporated by reference to the registrant’s later filing on Form 6-K (Commission file number 000-51122) filed on October 4, 2005.
(f)	Incorporated by reference to the registrant’s earlier filing on Form 6-K (Commission file number 000-51122) filed on November 15, 2005.
(g)	Incorporated by reference to Control Delivery Systems’ filing on Form S-1 (Commission file number 333-51954) filed on December 15, 2000.
(h)	Incorporated by reference to Beijing Med-Pharm corporation’s Filing on Post-Effective Amendment No. 3 to Form S-1 (Commission file number 333-121957) filed on November 15, 2005.
(i)	Confidential treatment has been granted for portions of this exhibit.
(j)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on May 23, 2006.
(k)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on July 31, 2006.
(l)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on September 15, 2006.
(m)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on September 26, 2006.
(n)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on October 18, 2006.
(o)
The final versions of documents denoted as “form of” have been omitted pursuant to Rule 12b-31. Such final versions are substantially identical in all material respects to the filed versions of such documents provided that the name of the investor, and the investor’s and/or pSivida’s signature are included in the final versions.