Form 20-F
period 2007-06-30
pSivida LTD
filed 2007-10-01
CIK 1314102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 000-51122

pSivida Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Western Australia, Commonwealth of Australia

(Jurisdiction of incorporation or organization)

Level 12 BGC Centre

28 The Esplanade

Perth WA 6000

Australia

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares each representing 10 Ordinary Shares and evidenced by American Depositary Receipts	The NASDAQ Stock Market LLC

Ordinary Shares	The NASDAQ Stock Market LLC*

*	Not for trading, but only in connection with the registration of the American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuers’ classes of capital or common stock as of June 30, 2007 was: 565,950,830 ordinary shares.

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

Securities and Exchange Commission to:

Mary E. Weber, Esq.

Ropes & Gray LLP

One International Place

Boston, MA 02110

Lori H. Freedman, Esq.

pSivida Limited

400 Pleasant Street

Watertown, MA 02472

-i-

INTRODUCTION

References in this annual report to “pSivida”, “the company”, “the Company”, we”, “us”, “our”, or similar terms refer to pSivida Limited and its consolidated subsidiaries, except as otherwise indicated. On December 30, 2005, we completed the acquisition of Control Delivery Systems, Inc., which was renamed pSivida Inc. We make reference to Control Delivery Systems as “CDS” or as “pSivida Inc.” depending on whether such reference relates to that company before or after the acquisition. As of July 1, 2006, the NASDAQ National Market changed its name to the NASDAQ Global Market. References to the NASDAQ Global Market relating to periods before such date refer to the NASDAQ National Market.

Throughout the fiscal year ended June 30, 2007, we qualified as a foreign private issuer, or “FPI” As a result, we have presented our consolidated financial statements in accordance with Australian equivalents to International Financial Reporting Standards, or A-IFRS, and include a reconciliation of those financial statements to accounting principles generally accepted in the United States of America, or U.S. GAAP. Our consolidated financial statements are presented in Australian dollars. Throughout this annual report, references to “A$” are to Australian dollars and references to “US$” and “U.S. dollars” are to United States dollars, except for in the financial statements, where references to “$” are to Australian dollars and references to “US$” are to United States dollars. On June 30, 2005, the Federal Reserve Bank of New York Noon Buying Rate was US$0.7618 = A$1.00, on June 30, 2006, that exchange rate was US$0.7423 = A$1.00 and on June 30, 2007, that exchange rate was US$0.8491 = A$1.00.

Following our share issuance transaction in July 2007, we were no longer an FPI, and as a result, we are required, commencing with the first quarter of our fiscal year ending June 30, 2008, to comply with all of the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and other rules applicable to a U.S. domestic issuer, including quarterly reports on Form 10-Q and annual reports on Form 10-K, all in accordance with U.S. GAAP and presented in U.S. dollars.

Our fiscal year ends on June 30, and references in this annual report to any specific fiscal year are to the twelve month period ended June 30 of that year.

BioSilicon™, BrachySil™, SIMPL™, Durasert™ (formerly known as AEON), CODRUG™ and Medidur™ are our trademarks. Vitrasert® and Retisert® are Bausch & Lomb Incorporated’s trademarks. This annual report also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

This annual report and the documents that we incorporate by reference include forward-looking statements within the meaning of Section 21E of the Exchange Act. Forward-looking statements that express our beliefs, plans, objectives or assumptions, or refer to future events or performance may involve estimates, assumptions, risks and uncertainties. Therefore, our actual results and performance may differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements often, although not always, include words or phrases such as the following: “will likely”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “intend”, “plans”, “projection” and “outlook.”

You should not unduly rely on forward-looking statements contained or incorporated by reference in this annual report. Various factors discussed in this annual report, including, but not limited to, the risks described in “Risk Factors” may cause actual results or outcomes to differ materially from those expressed or implied in forward-looking statements. You should read and interpret any forward-looking statements together with these risks.

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

A-IFRS differ in certain significant respects from U.S. GAAP. Please refer to Note 28 to the audited consolidated financial statements contained in Item 18 of this report for a description of the differences between A-IFRS and U.S. GAAP as they relate to us, and a reconciliation of net loss and total equity to U.S. GAAP for the periods and as of the dates indicated.

The selected consolidated financial data as of and for the years ended June 30, 2007 and 2006 and for each of the three years in the period ended June 30, 2007 have been derived from our audited consolidated financial statements and the notes thereto appearing elsewhere in this annual report. The A-IFRS selected consolidated balance sheet data as of June 30, 2005 and the U.S. GAAP selected consolidated financial data as of June 30, 2005, 2004 and 2003, and for each of the two years in the period ended June 30, 2004 have been derived from our audited consolidated financial statements (including the U.S. GAAP reconciliation contained therein) which are not included herein.

We have not presented selected consolidated financial information in accordance with A-IFRS as of and for the years ended June 30, 2004 and 2003. We adopted A-IFRS for the first time in our financial statements for the year ended June 30, 2006, which included comparative financial statements for the year ended June 30, 2005. In our annual report on Form 20-F for the year ended June 30, 2006, we prepared our financial statements in reliance upon the one-time accommodation that permits eligible foreign private issuers, such as the company, to present two years rather than three years of statements of operations, changes in equity and cash flows prepared in accordance with International Financial Reporting Standards, or IFRS, for their first year of reporting under IFRS.

	Years Ended June 30,
	2007	2006	2005
	(In thousands of Australian dollars, except per share amounts)
STATEMENT OF OPERATIONS DATA:
A-IFRS
Revenue	2,282	1,393	162
Loss before income tax	(150,004)	(37,686)	(20,814)
Net loss	(122,258)	(28,166)	(16,794)
Loss per share - basic and diluted	(0.27)	(0.09)	(0.08)
Weighted average number of shares - basic and diluted	447,982	305,883	207,802
	As of June 30,
	2007	2006	2005
	(In thousands of Australian dollars)
BALANCE SHEET DATA:
A-IFRS
Total assets	101,554	235,486	91,866
Net assets	77,720	175,033	79,696
Long-term debt	—	3,940	—

Contributed equity	244,040	230,377	107,884

	Years Ended June 30,
	2007	2006	2005	2004	2003
	(In thousands of Australian dollars, except per share amounts)
STATEMENT OF OPERATIONS DATA:
U.S. GAAP
Revenue	2,282	1,393	162	56	—
Loss from operations	(57,542)	(68,751)	(21,228)	(10,510)	(6,177)
Net loss	(98,988)	(63,481)	(16,561)	(5,020)	(2,269)
Loss per share - basic and diluted	(0.22)	(0.21)	(0.08)	(0.04)	(0.02)
Net loss from Continuing Operations	(102,008)	(61,190)	(15,740)	(5,020)	(2,269)
Basic and diluted loss per share from Continuing Operations	(0.23)	(0.20)	(0.08)	(0.04)	(0.02)
Weighted average number of shares - basic and diluted	447,982	305,883	207,802	126,990	101,281

	As of June 30,
	2007	2006	2005	2004	2003
	(In thousands of Australian dollars)
BALANCE SHEET DATA:
U.S. GAAP
Total assets	120,758	219,903	100,064	41,295	8,220
Net assets	98,425	172,598	87,650	37,795	7,140
Long-term debt	—	3,940	—	—	—
Contributed equity	311,064	269,362	117,798	51,031	15,429

Exchange Rates

The following tables set forth, for the periods and dates indicated, information concerning the rates of exchange of A$1.00 into U.S. dollars based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the noon buying rate.

Month	High	Low
September 2007	0.8855	0.8238
August 2007	0.8618	0.7860
July 2007	0.8841	0.8509
June 2007	0.8491	0.8313
May 2007	0.8348	0.8190
April 2007	0.8367	0.8131

The noon buying rate on September 28, 2007 was US$0.8855 = A$1.00.

Year Ended June 30,	Average Rate
2007	0.7867
2006	0.7475
2005	0.7568
2004	0.7155
2003	0.5884

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

The following risk factors, in addition to the other information and financial data contained in this annual report, should be considered carefully in evaluating our company and its business.

Risks related to our company and our business

Our ability to obtain additional capital is uncertain, and if we do not obtain it, we may not be able to fund our operations and the development of our products and may be required to suspend, curtail or terminate our operations.

We will require substantial additional capital resources in order to conduct our operations and develop our products. We had cash and cash equivalents of A$3.1 million (US$2.7 million) as of June 30, 2007, and we used A$25.0 million (US$19.7 million) in operating activities for the year then ended. During the three months ended June 30, 2007 we (i) consummated private placements of ordinary shares with aggregate net proceeds of approximately A$16.4 million (US$13.3 million); (ii) received A$1.8 million (US$1.5 million) of initial cash proceeds from the sale of our AION Diagnostics, Inc. subsidiary; (iii) redeemed in full our convertible promissory note originally issued to Sandell in November 2005, as amended, by a single payment of A$16.5 million (US$13.7 million); and (iv) redeemed in full our convertible promissory notes issued in September 2006 to other institutional investors (“Absolute”) for an aggregate amount of A$1.1 million (US$885,000).

In July 2007, we consummated offerings of 14,402,000 units consisting of ADSs and warrants and 20,547,945 units of ordinary shares and warrants for aggregate net proceeds of approximately A$21.0 million (US$18.0 million). For the period from June 30, 2007 to September 15, 2007, we used cash, predominantly for operating activities, of approximately A$4.2 million (US$3.5 million), and as a result, as of September 15, 2007, we had cash and cash equivalents of approximately A$20.3 million (US$16.9 million).

Our existing cash resources, including the approximate A$21.0 million of net proceeds from our July 2007 share issue, will not be sufficient to fund the expenditures necessary over the next several years to support the commercial introduction of any of our product candidates and to continue our operations until the time of such introduction. We believe that existing cash balances are sufficient to continue operations through at least June 30, 2008. However, we will need to raise additional funds through a private or public offering of equity or debt securities prior to June 30, 2008 to continue to conduct our operations as we have been conducting them to date including the development of our current product candidates for commercialization. If we do not raise additional funds prior to June 30, 2008, we will be required to scale back our operations significantly in order to continue as a going concern. The Company is unable to predict the types of financing that may be available to us, but would prefer to raise funds through the sale of equity versus debt securities. The terms and amount of any such financing will depend upon, amongst other things, the progress of our research and development activities, the price of the Company’s stock and general market conditions. The Company’s goal would be to raise sufficient funds in order to conduct its operations as currently conducted through at least June 30, 2009. The timing and amount of this and other future capital requirements will depend upon many factors, including, but not limited to:

•

the extent of Retisert royalties and the amount of time that elapses until the advance royalty agreement with Bausch & Lomb related to the Retisert product is completed, after which we will be entitled to receive Retisert royalty payments;

•	the success and continued activity under our collaborative research and licensing agreement with Pfizer;

•	the success under our collaborative research and licensing agreement with Alimera Sciences and the costs that we incur under that agreement;

•	the scope and extent of our operations;

•	our ability to secure additional collaborations;

•	the successful completion and timing of satisfaction of development milestones;

•	the magnitude and scope of, and continued progress in, our other research and development programs;

•	our ability to establish and maintain strategic arrangements for research, development, clinical testing, manufacturing and marketing;

•	the cost of operating as a public company under both Australian and U.S. law and any potential reincorporation transaction;

•	the progress with pre-clinical and clinical trials for our product candidates;

•	the time and costs involved in obtaining regulatory approvals; and

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims.

We will attempt to acquire additional funding through strategic collaborations, public or private equity financings, capital lease transactions or other financing sources that may be available. Additional financing may not be available on acceptable terms, or at all. Additional equity financings could result in significant dilution to stockholders. Further, in the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products. As we are no longer an FPI, there are additional restrictions on our sales of our securities outside of the United States, which could limit our ability to access some capital markets in the future. In addition, if we reincorporate our company within the U.S. or take other actions with respect to the concentration of our operations in the U.S., it could adversely affect our ability to sell securities in other jurisdictions. Lastly, if the ASX delists our shares or NASDAQ delists our ADSs, we may encounter difficulties in raising capital.

If sufficient capital is not available in the near term and in the longer term, we may not be able to fund our operations and may be required to suspend, curtail or terminate our operations or delay, reduce the scope of or eliminate one or more of our research and development programs.

We have a history of losses; we expect to continue to incur losses; and we may never become profitable.

pSivida was formed in 2000. As primarily a research and development company, we have incurred operating losses in every year of our existence. Under A-IFRS, we incurred a net loss of A$16.8 million (US$12.7 million) for the year ended June 30, 2005, a net loss of A$28.2 million (US$21.1 million) for the year ended June 30, 2006 and a net loss of A$122.3 million (US$96.1 million) for the year ended June 30, 2007. As of June 30, 2007, we had an accumulated deficit under A-IFRS of A$179.2 million (US$137.0 million). We have not achieved profitability and expect to continue to incur net losses through at least the fiscal year ending June 30, 2010, and we may incur losses beyond that time, particularly if our Medidur or BrachySil product candidates are not approved and widely marketed and sold by that time. Even if Medidur or BrachySil is approved and marketed at some point in 2010 or beyond, sales of Medidur and BrachySil combined with royalty income from our current products and any other products and any other sources of revenue, may not be sufficient to result in profitability at that time or at any other time. As we are no longer an FPI, we will incur significant additional expense associated with compliance with the U.S. securities laws and NASDAQ listing requirements applicable to U.S. domestic issuers. We may also choose to reincorporate our company to a jurisdiction within the United States, which would require significant resources. The extent of our future losses and the time it will take for us to achieve profitability, if ever, are uncertain.

On December 30, 2005, we acquired CDS, which had incurred net losses in each of its last five fiscal years (ended December 31). As a result of the acquisition, we have been receiving royalties from sales of Vitrasert, CDS’ first commercial product. However, sales of Vitrasert have declined in each of the past four years, and we do not expect that Vitrasert royalties will comprise a significant portion of our future revenue. Following regulatory approval for Retisert in April 2005, CDS entered into an advance royalty agreement with Bausch & Lomb in June 2005 pursuant to which CDS received US$3.0 million (A$3.9 million) in lieu of US$6.25 million (A$8.5 million) of Retisert royalties that otherwise would be payable under the license agreement. As of June 30, 2007, an additional US$4.7 million (A$5.5 million) of future royalties otherwise payable from the sales of Retisert must be earned before we are entitled to receive any royalty payments from Bausch & Lomb. During the year ended June 30, 2007, we decreased our assessment of the probable level of future sales of our Retisert product as a result of the actual level of Retisert sales achieved in the period and Bausch & Lomb’s decision to withdraw its European application for authorization to market Retisert. We cannot predict when, if ever, we will begin receiving full royalty payments from Bausch & Lomb.

We have paid penalties pursuant to registration agreements with securities holders relating to resale registration statements, and if we are required to pay such penalties in the future, we may not have sufficient funds to do so.

We have registration rights agreements that require us to file and maintain the effectiveness of registration statements for the resale of ADSs, which provide for monetary penalties in the event of our failure to do so. During the year ended June 30, 2007, we paid registration delay penalties of approximately US$2.3 million (A$2.9 million) in connection with our Sandell subordinated promissory note and our Absolute subordinated convertible notes. Further, we have not paid an aggregate of US$2.1 million (A$ 2.5 million) in registration delay penalties payable to former CDS stockholders. No such former stockholder has requested such penalties be paid and we do not expect to pay any such penalties; accordingly, we have not accrued for this obligation. As of June 30, 2007, all registration statements required to be filed under our registration agreements were effective.

Our failure or inability to maintain the effectiveness of any of our required registration statements or to adequately update information in the related prospectuses to permit resales may subject us to additional penalties under our current registration agreements or under similar agreements we may enter into in connection with future financing activities. We may not have sufficient funds to pay penalties if requested by former CDS stockholders or to pay other penalties we may incur in the future. If we are forced to do so, we may be required to suspend, curtail or terminate our operations or delay, reduce the scope of or eliminate one or more of our research and development programs, any of which could have a material adverse effect on our business.

Most of our product candidates and planned products are based upon new and unproven technologies, and if we are unable to develop products from those technologies, we may not have sufficient revenue to continue our operations.

We are currently seeking to develop products based upon our Durasert, BioSilicon and CODRUG drug delivery systems. The successful development and market acceptance of our current product candidates and potential product technologies is subject to many risks. These risks include the potential for ineffectiveness, lack of safety, unreliability, failure to receive necessary regulatory clearances or approvals and the emergence of superior or equivalent products, as well as the effect of changes in future general economic conditions. Although we have to date, developed two marketed products, Vitrasert and Retisert, which are based on our Durasert technology and have been approved by the U.S. Food and Drug Administration, or FDA, for treatment of two sight-threatening eye diseases, it is uncertain whether these technologies will prove useful in other products. No products based on our BioSilicon or CODRUG technologies have to date received FDA approvals. Our failure to successfully develop our current and future products could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily upon patents and trade secrets to protect our proprietary technologies. If we fail to protect our intellectual property or infringe on others’ technologies, our ability to market our products may suffer.

Protection of intellectual property rights is crucial to our business, since that is how we keep others from copying the innovations that are central to our existing and future products. Our success is dependent on whether we can obtain patents, defend our existing patents and operate without infringing on the proprietary rights of third parties. As of August 31, 2007, we had 105 patents and 310 pending patent applications, including patents and pending applications covering our Durasert, BioSilicon and CODRUG technologies. We expect to aggressively try to patent and protect our proprietary technologies. However, we cannot be sure that any additional patents will be issued to us as a result of our pending or future patent applications or that any of our patents will withstand challenges by others. In addition, we may not have sufficient funds to patent and protect our proprietary technologies to the extent that we would desire or at all. If we were determined to be infringing any third party patent, we could be required to pay damages, alter our products or processes, obtain licenses, pay royalties or cease certain operations. We may not be able to obtain any required licenses on commercially favorable terms, if at all. Our failure to obtain a license for any technology that we may require to commercialize our products could have a material adverse effect on our business, financial condition and results of operations. In addition, many of the laws of foreign countries in which we intend to operate may treat the protection of proprietary rights differently from, and may not protect our proprietary rights to the same extent as, laws in Australia, the United States and Patent Co-operation Treaty countries.

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

While we have not been and are not currently involved in any litigation over intellectual property, such litigation may be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. We may also be sued by one or more third parties alleging that we infringe their intellectual property rights. Any intellectual property litigation would be likely to result in substantial costs to us and diversion of our efforts. If our competitors claim technology also claimed by us and if they prepare and file patent applications in the U.S. or other jurisdictions, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark office or appropriate foreign patent office to determine priority of invention, which could result in substantial cost to us and diversion of our efforts. Any such litigation or interference proceedings, regardless of the outcome, could be expensive and time consuming. Litigation could subject us to significant liabilities to third parties, requiring disputed rights to be licensed from third parties and/or require us to cease using certain technologies and, consequently, could have a material adverse effect on our business, financial condition and results of operations.

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

Our current and future activities are and will be subject to regulation by governmental authorities in the U.S., Europe and other countries. Before we or our collaborative partners can manufacture, market and sell any of our products, approval from the FDA and/or foreign regulatory authorities is first required. Generally, in order to obtain these approvals, pre-clinical studies and clinical trials must demonstrate that each of our products is safe for human use and effective for its targeted disease. Our proposed products are in various stages of pre-clinical and clinical testing. If clinical trials for any of these products are not successful, those products cannot be manufactured and sold and will not generate revenue from sales. Clinical trials for our product candidates may fail or be delayed by many factors, including the following:

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

We had difficulty in patient recruitment for the BrachySil liver cancer trial, which, together with our desire to conserve cash resources and our perception that the pancreatic indication presented a significantly better market opportunity, resulted in our placement of that liver cancer trial on long-term hold.

Results from pre-clinical testing and early clinical trials often do not accurately predict results of later clinical trials. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations which may delay, limit or prevent regulatory approval. Data from pre-clinical studies, early clinical trials and interim periods in multi-year trials are preliminary and may change, and final data from pivotal trials for such products may differ significantly. Serious adverse side effects may develop that delay, limit or prevent the regulatory approval of products, or cause their regulatory approvals to be limited or even rescinded. Additional trials necessary for approval may not be undertaken or may ultimately fail to establish the safety and efficacy of proposed products. The FDA or other relevant regulatory agencies may not approve proposed products for manufacture and sale.

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

At present, Vitrasert and Retisert are our only products that have been approved for sale. Medidur, BrachySil and other product candidates have not been approved and their approval in the future remains uncertain. Any product approvals we achieve could also be withdrawn for failure to comply with regulatory standards or due to unforeseen problems after the products’ marketing approval.

We have a limited ability to develop and market products ourselves. If we are unable to find marketing or commercialization partners, or our marketing or commercialization partners do not successfully develop or market our products, we may be unable to effectively develop and market products on our own.

We have limited product development capability and no marketing or sales staff. Developing products and achieving market acceptance for them will require extensive and substantial efforts by experienced personnel as well as expenditure of significant funds. We may not be able to establish sufficient capabilities necessary to develop products and achieve market penetration ourselves.

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

The success of these and future collaborative arrangements will depend heavily on the experience, resources, efforts and activities of our collaborators. Our collaborators have, and are expected to have, significant discretion in making these decisions. Risks that we face in connection with our collaboration strategy include the following:

•	our collaborative arrangements are, and are expected to be, subject to termination under various circumstances including on short notice and without cause;

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

•	our collaborators may lack the funding or experience to develop and commercialize our products successfully or may otherwise fail to do so; and

•	our collaborators may not perform their obligations, in whole or in part.

To the extent that we choose not to, or we are unable to, enter into future license agreements with marketing and sales partners and seek to market and sell products ourselves, we would experience increased capital requirements to develop the ability to market and sell future products. We may not be able to market or sell our technology or future products independently in the absence of such agreements.

Our current licensees may terminate their agreements with us at any time, and if they do, we may not be able to effectively develop and sell our products.

Our licensees have rights of termination under our agreements with them. Exercise of termination rights by those parties may leave us temporarily or permanently without development, marketing or sales resources, which may have an adverse effect on our business, financial condition and results of operations. Additionally, our interests may not continue to coincide with those of our partners, and our partners may develop independently or with third parties, products or technologies that could compete with our products. Further, disagreements over rights or technologies or other proprietary interests may occur.

We have exclusively licensed certain of our controlled drug delivery technologies to Pfizer for ophthalmic applications. Pfizer is funding research and further development and commercialization of products licensed under our agreement with them. Pfizer may terminate the agreement at any time and for any reason upon 60 days written notice. We have exclusively licensed our technology with respect to Vitrasert, Retisert and certain other ophthalmic uses to Bausch & Lomb, and with respect to Medidur for DME and certain other ophthalmic uses to Alimera Sciences. Bausch & Lomb is responsible for funding and managing the development and commercialization of all licensed products and can terminate its agreement with us at any time upon 90 days’ written notice. We are jointly funding with Alimera Sciences the development of products licensed under our agreement with them, and Alimera Sciences may terminate its agreement with us if we fail to make a development payment or may terminate the agreement with respect to a particular product if we abandon the product. Further, in the event that we fail to make development payments exceeding US$2.0 million (A$2.4 million) for a product, Alimera Sciences may complete the development using other funds and substantially reduce our economic interest in any sales of the developed product from a share of profits to a royalty. As of August 31, 2007, we have chosen not to make development payments to Alimera Sciences in an aggregate amount of approximately US$1.9 million (A$2.2 million).

Alimera Sciences was incorporated in June 2003 and has limited resources. Any of Pfizer, Bausch & Lomb or Alimera Sciences may decide not to continue with or commercialize any or all of the licensed products, change strategic focus, pursue alternative technologies, develop competing products or terminate their agreements with us. While Pfizer and Bausch & Lomb have significant experience in the ophthalmic field and have substantial resources, there is no assurance as to whether, and to what extent, that experience and those resources will be devoted to our technologies. Because we do not currently have sufficient funding or internal capabilities to develop and commercialize these products and proposed products, decisions, actions, breach or termination of these agreements by Pfizer, Bausch & Lomb or Alimera Sciences could delay or stop the development or commercialization of Retisert, Medidur for DME or other of our products licensed to such entities.

If our competitors and potential competitors develop products that receive regulatory approval before our product candidates are approved or reach the market prior to our product candidates or are more effective or have fewer side effects than our products or product candidates, our products or product candidates may not achieve the sales we anticipate and could be rendered obsolete.

We are engaged in the rapidly evolving and competitive field of drug delivery. Our competitors include many major pharmaceutical companies and other biotechnology, drug delivery and medical products companies.

Many of our competitors and potential competitors have substantially greater financial, technological, research and development, marketing and personnel resources than us. Our competitors may succeed in developing alternate technologies and products that in comparison to the products we have and are seeking to develop:

•	are more effective and easier to use;

•	are more economical;

•	have fewer side effects, or

•	otherwise render them less competitive or obsolete.

These competitors may also have greater experience in developing products, conducting clinical trials, obtaining regulatory approvals or clearances and manufacturing and marketing products or technologies.

We believe that pharmaceutical, drug delivery and biotechnology companies, research organizations, governmental entities, universities, hospitals, other nonprofit organizations and individual scientists are seeking to develop the drugs, therapies, products, approaches or methods to treat our targeted diseases or their underlying causes. For many of our targeted diseases, competitors have alternate therapies that are already commercialized or are in various stages of development ranging from discovery to advanced clinical trials. Any of these drugs, therapies, products, approaches or methods may receive government approval or gain market acceptance more rapidly than our products and proposed products, may offer therapeutic or cost advantages or may cure our targeted diseases or their underlying causes completely, which could reduce demand for our products and proposed products and could render them noncompetitive or obsolete. For example, sales of Vitrasert for the treatment of cytomegalovirus, or CMV, retinitis, a disease that affects people with late-stage AIDS, have declined significantly, because of new treatments that delay the onset of late-stage AIDS.

Our competitive position is based upon our ability, alone or in collaboration with others, to:

•	create and maintain scientifically-advanced technology and proprietary products and processes;

•	attract and retain qualified personnel;

•	develop safe and efficacious products;

•	obtain patent or other protection for our products and processes;

•	obtain required government approvals on a timely basis;

•	manufacture products on a cost-effective basis; and

•	successfully market products.

If we are not able to compete effectively, our business could be adversely affected.

Problems associated with international business operations could affect our ability to manufacture and sell our products. If we encounter such problems, our costs could increase and our development of products could be delayed.

We currently maintain offices in the U.S., the U.K. and Australia. BrachySil is produced for us in Germany and the U.K., and BioSilicon is produced in-house and by third party contractors in the U.K. We have research and development facilities in the UK and the U.S. and we intend to license products for sale and/or sell products in most major world healthcare markets. A number of risks are inherent in our international strategy. In order for us to license and manufacture our products, we must obtain country and jurisdiction-specific regulatory approvals or clearances to comply with regulations regarding safety and quality. We may not be able to obtain or maintain regulatory approvals or clearances in such countries, and we may be required to incur significant costs in obtaining or maintaining foreign regulatory approvals or clearances. In addition, our operations and revenues may be subject to a number of risks associated with foreign commerce, including the following:

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

Our ability to conduct timely preclinical and clinical research and development programs, obtain regulatory approvals, commercialize our product candidates and fulfill our contract manufacturing obligations to others will depend, in part, upon our ability to manufacture our products, either directly or through third parties, in accordance with FDA and other regulatory requirements. We currently have BioSilicon production capability at our facility and under contract in the UK for use in internal and collaborative research. BrachySil is currently manufactured under contract, in accordance with applicable current good manufacturing practices, or cGMP. We currently manufacture clinical supplies of Medidur pursuant to our agreement with Alimera Sciences. We are also obligated to manufacture all clinical supplies pursuant to our agreement with Pfizer, but only to the extent required in the research plan,.

We could experience delays in development or commercialization of our proposed products if we are unable to manufacture by ourselves, or to source third parties to manufacture, BioSilicon, BrachySil or other product candidates. We may not be able to manufacture our proposed products successfully or have a third party manufacture them in a cost-effective manner. If we are unable to develop our own manufacturing facilities or to obtain or retain third-party manufacturing on acceptable terms, we may not be able to conduct certain future pre-clinical and clinical testing or to supply commercial quantities of our products.

We have licensed to Pfizer the exclusive rights to manufacture commercial quantities of ophthalmic products covered by its license agreement with us. We have licensed to Bausch & Lomb the exclusive rights to manufacture commercial quantities of Vitrasert, Retisert and other products covered by its license agreement with us. We have licensed to Alimera Sciences the rights to manufacture commercial quantities of Medidur for DME, if approved for marketing, and other products covered by its license agreement with us. Our current reliance on third party manufacturers for some of our products entails risks, including:

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

We have experienced changes in our business, and if we fail to effectively manage these changes, we may experience increased expenses.

As a result of our acquisition of CDS, we experienced a significant change in our business. Our business spans various geographies. Continued operations in multiple locations may place significant strains on our managerial, financial and other resources. The rate of any future expansion, in combination with our technologies and products, may demand a level of managerial effectiveness in anticipating, planning, coordinating and meeting our operational needs which we may not be able to successfully provide.

In addition, if we make additional acquisitions or divestitures, we could encounter difficulties that harm our business. We may have difficulty integrating the acquired personnel, operations, products or technologies. In addition, acquisitions may distract our management and employees and increase our expenses. Any additional acquisitions may not be successful. We may also sell businesses or assets as part of our strategy or if we receive offers from third parties. If we do so, we may sell an asset or business for less than its full value or may lose valuable opportunities attendant to such asset or business.

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

We have identified a material weakness in our internal control over financial reporting. If we fail to achieve and maintain effective internal control over financial reporting, we may be unable to accurately report our financial results on a timely basis or prevent or detect errors in our financial statements, and investor confidence and the market price of our shares and ADSs may be adversely affected.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2007 pursuant to section 404 of the Sarbanes-Oxley Act of 2002 and related SEC rules and concluded that our internal control over financial reporting was not effective as of June 30, 2007. Specifically, management identified a material weakness in our internal control over financial reporting. A material weakness is defined as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the consolidated financial statements will not be prevented or detected. The material weakness that management identified relates to an inadequate amount of accounting and finance personnel sufficiently trained to address certain of the major transactions and complex accounting and financial reporting matters that arise from time-to-time. This material weakness in our internal control over financial reporting also resulted in a conclusion by our management that disclosure controls and procedures were not effective as of June 30, 2007. See Item 15T. “Controls and Procedures” for additional discussion regarding our material weakness.

We are in the process of addressing our material weakness and will seek to maintain effective internal control over financial reporting and disclosure controls and procedures. If we are not able to effectively address the identified material weakness or otherwise fail to maintain effective internal control over financial reporting or effective disclosure controls and procedures, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud, and investor confidence and the market price of our shares and ADSs may be adversely affected.

Our operating results could be adversely affected as a result of the impact of amortization or impairment of other intangibles, which could adversely affect the price of your securities.

In connection with our acquisition of CDS and of pSiMedica, we recorded significant amounts of goodwill, patents, licenses and acquired in-process research and development, or IPR&D, as well as deferred tax liability. Goodwill and acquired IPR&D are not subject to amortization, but are subject to at least an annual impairment analysis, which may result in an impairment charge. If a project included in acquired IPR&D is successfully developed and available for commercial use, it will become subject to amortization over its then estimated useful life. Patents and licenses are amortized over the estimated useful life of the related assets. Amortization and impairment charges may adversely affect the price of our shares and ADSs.

During the six months ended December 31, 2006, our market capitalization decreased to a level significantly less than the carrying value of our net assets at that date. Also, during December 2006, in response to a need to conserve cash, we implemented certain cost reduction measures. One impact of these measures was a delay in the expected time period during which we believed certain BrachySil product candidates could first be approved and begin generating sales. Additionally, during December 2006, our assessment of the probable level of future sales of our Retisert product decreased as a result of both information provided by a third party and the actual level of sales achieved during the six month period. Under both A-IFRS and U.S. GAAP, these represented triggering events that required us to evaluate the recoverability of our intangible assets, including goodwill. Under A-IFRS, we recorded an asset impairment charge related to our intangible assets of A$83.4 million, and did not record any impairment under U.S. GAAP.

At June 30, 2007, as required annually under both A-IFRS and U.S. GAAP, we conducted a further review of the recoverability of our intangible assets. During the fourth quarter, a combination of factors – (i) difficulty in patient recruitment for the BrachySil liver trial; (ii) management perception of the more favorable economic potential of the pancreatic cancer product candidate; and (iii) our desire to conserve cash resources – resulted in management’s decision to place the liver cancer trial on long-term hold. In addition, in July 2007 we received formal confirmation of our prior understanding from industry sources that Bausch and Lomb had withdrawn its European application, originally filed in September 2006, for authorization to market Retisert. On the basis of these specific circumstances, we further evaluated the recoverable amounts of the above intangible assets utilizing the same methodology that had been applied in December 2006, including the same discount rates and cost of equity for the Company. Under A-IFRS, we recorded additional asset impairment charges related to our intangible assets of A$11.1 million, resulting in total impairment charges for the year ended June 30, 2007 of A$94.4 million. Under U.S. GAAP, we recorded an impairment charge of A$53.5 million related to Retisert and no impairment charge related to the pSiMedica patents and licenses. Subsequent to the asset impairment described above, annual amortization under A-IFRS for the remaining carrying value of Retisert will be approximately A$1.2 million (based on the June 30, 2007 exchange rate). Amortization of the remaining carrying value of the pSiMedica patents and licenses under A-IFRS will be approximately A$448,000 per year based on a revised estimated remaining useful life of 10.5 years (based on the June 30, 2007 exchange rate).

For the year ended June 30, 2007, total impairment charges under A-IFRS were A$94.4 million and under U.S. GAAP were A$53.5 million.

Risks related to our being headquartered and incorporated outside of the United States

You may have difficulty in effecting service of legal process and enforcement of judgments against us or our management.

We are a public company limited by shares, registered and operating under the Australian Corporations Act 2001. One of our directors and certain management personnel reside outside the U.S, and substantially all or a substantial portion of the assets of those persons are located outside the U.S. As a result, it may not be possible to effect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the federal securities laws of the U.S. Furthermore, approximately 30% of our directly owned assets are located outside the U.S., and, as such, any judgment obtained in the U.S. against us may not be collectible within the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

Risks related to our stock and our ADSs

If we are a passive foreign investment company, holders of our shares and ADSs may suffer adverse tax consequences.

U.S. holders of our ADSs may experience unfavorable tax consequences if we are treated as a passive foreign investment company, or PFIC, under the U.S. Internal Revenue Code of 1986, as amended, for any year during which the U.S. holder owned our ADSs. In general, we are a PFIC for any taxable year if either (1) 75% or more of our gross income in the taxable year is passive income, or (2) 50% or more of the average value of our assets in the taxable year produces, or is held for the production of, passive income. We were likely a PFIC for the fiscal year ended June 30, 2005. Although not free from doubt, we believe we should not be classified as a PFIC for the fiscal years ended June 30, 2006 and 2007. For example, if a U.S. holder disposes of an ADS at a gain, and during any year of its holding period we were a PFIC, then such gain would be taxable as ordinary income and not as capital gain and would be subject to additional taxation based on the length of time the U.S. holder held such stock. Most of the tax consequences of our being a PFIC may be mitigated if the U.S. holder makes certain elections as described in Item 10.E of this Annual Report on Form 20-F under “Certain U.S. Federal Income Tax Considerations”.

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

Our share and ADS prices are volatile, which may result from events from within the company as well as factors outside of our control. If we experience low trading volume or if our securities are delisted from the ASX or NASDAQ, you may have difficulty selling your securities.

Between December 2000 and September 21, 2007, the closing price of our ordinary shares has ranged from A$0.09 to A$1.44 per share on the ASX, and between January 27, 2005 and September 21, 2007, the closing price of our ADSs has ranged from US$0.76 to US$12.14 on the NASDAQ Global Market. The price of our ordinary shares and ADSs may be affected by developments directly affecting our business and by developments out of our control or unrelated to us. The biotechnology sector in particular, and the stock market generally, are vulnerable to abrupt changes in investor sentiment. Prices of securities and trading volume of companies in the biotechnology industry, including ours, can swing dramatically in ways unrelated to, or that bear a disproportionate relationship to, operating performance. Our ordinary share and ADS prices and their trading volumes may fluctuate based on a number of factors including, but not limited to:

•	clinical trial results and other product and technological developments and innovations;

•	FDA and other governmental regulatory actions, receipt and timing of approvals of our proposed products, and any denials and withdrawals of approvals;

•	competitive factors including new product ideas and technologies, clinical trial results and approvals of competitive products in our markets;

•	advancements with respect to treatment of the diseases targeted by our proposed products;

•	developments relating to collaborative partners, including execution and termination of agreements, achievement of milestones and receipt of payments;

•	availability and cost of capital and our financial and operating results;

•	changes in reimbursement policies or other practices relating to our proposed products or the pharmaceutical industry generally;

•	meeting, exceeding or failing to meet analysts’ or investors’ expectations, and changes in evaluations and recommendations by securities analysts;

•	economic, industry and market conditions, changes or trends; and

•	other factors unrelated to us or the biotechnology industry.

In addition, low trading volume may increase the price volatility of our securities. Trading volumes in our ordinary shares and in our ADSs on the NASDAQ Global Market has historically been low. Further, because each of our ADSs represents ten of our ordinary shares, trading volume in our ADSs may be lower than that for our ordinary shares. A thin trading market could cause the price of our securities to fluctuate significantly more than the stock market as a whole. For example, trades involving a relatively small number of our ADSs may have a greater impact on the trading price for our ADSs than would be the case if their trading volume were higher. Holders of our shares and ADSs may not be able to liquidate a position in our ADSs in the desired time or at the desired price.

We must continue to meet continued listing requirements to maintain the listing of our shares on the ASX and our ADSs on NASDAQ, including a requirement of NASDAQ that the closing bid price of our ADS remain above US$1.00 per ADS. If our shares were delisted from ASX or our ADSs were de-listed from NASDAQ, you may have difficulty in disposing of your shares or ADSs.

The fact that we do not expect to pay cash dividends may lead to decreased prices for our stock.

We have never paid a cash dividend on our ordinary shares and we do not anticipate paying any cash dividends. We intend to retain future cash earnings, if any, for reinvestment in the development and expansion of our business.

If the holders of our outstanding warrants and stock options exercise their warrants and options, your ownership may be diluted and our stock price may decline.

The issuance of our ordinary shares or ADSs upon exercise of the outstanding warrants and stock options would result in dilution to the interests of other holders of our ADSs and ordinary shares. As of August 31, 2007, we had outstanding warrants and stock options to acquire 46,683,782 ADSs (466,837,820 ordinary shares), or approximately 63.9% of our total outstanding shares as of August 31, 2007, including:

•	warrants to purchase 44,523,724 ADSs (445,237,241 ordinary shares); and

•	stock options to purchase the equivalent of 2,160,058 ADSs (21,600,579 ordinary shares).

The warrant exercise prices may be adjusted under certain circumstances, including, among others, in the event we issue securities in a rights offering at a lower price than the exercise price, or in the event that we issue a share dividend or otherwise recapitalize our shares. Any such downward adjustment of the warrant exercise prices could result in a higher number of ADSs or ordinary shares being issueable, resulting in further potential dilution to existing shareholders.

Future issuances and sales of our stock could dilute your ownership or restrict our operations or encumber our assets, which could cause our stock or ADS prices to decline.

We intend to continue to seek to finance our operations through the issuance of equity and securities convertible into or exercisable for equity, if feasible, including by way of the public equity markets, private financings and debt. If we raise additional capital through the issuance of equity or securities convertible into or exercisable for equity, existing holders of our securities may experience dilution, which may be significant. The additional securities issued may have rights, preferences or privileges senior to, or in addition to, those of the holders of our ADSs and ordinary shares. Further, the terms of such securities or agreements relating to such securities may restrict our operations or actions or encumber or our assets. Additional financing may not be available to us on favorable terms, and financing available at less favorable terms may lead to more substantial dilution of existing shareholders. As a result, the price of our stock or our ADS’s could decline.

Pfizer owns a significant percentage of our ordinary shares and therefore may be able to influence our business in ways that are less beneficial to you.

To our knowledge, Pfizer currently beneficially owns approximately 13% of our ordinary shares. As a result, Pfizer may be able to exert significant influence over our board of directors and how we operate our business. The concentration of ownership may also have the effect of delaying or preventing a change in control of our company.

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF PSIVIDA

pSivida Limited is an Australian company existing pursuant to the Australian Corporations Act 2001 with shares listed on the Australian Stock Exchange, the NASDAQ Global Market, the Frankfurt Stock Exchange and London’s OFEX International Market Service. Our corporate headquarters are located at Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000, Australia, and our phone number is (+61 8) 9226 5099. We also operate subsidiaries in the United Kingdom, Australia and the United States.

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

See “Item 5.A. Operating Review and Financial Prospects—Operating Results” for information relating to important events in the development of the company’s business during the year ended June 30, 2007.

Our principal capital expenditure, acquisition and divestiture transactions in the past three fiscal years through the present are described below.

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

•

In August 2004, we incorporated AION Diagnostics Limited in Australia to develop, commercialize and license diagnostic and sensor applications of BioSilicon. We capitalized AION Diagnostics with A$1.2 million. In addition, zero exercise price options were created over 20% of the issued capital to be awarded to directors, staff and consultants of AION Diagnostics, subject to the achievement of milestones.

•

In October 2005, we capitalized A$2.4 million as a completed cleanroom facility for the supply of our cancer therapy product, BrachySil, at QSA’s Auriga Medical facility in Braunschweig, Germany. The facility is designed to complete the final stage in the manufacture of BrachySil and to allow us to supply future clinical and commercial needs.

•

On December 31, 2005, we acquired CDS, a Boston-based company engaged in the design and development of drug delivery products, by a merger of a newly-formed subsidiary of pSivida into CDS, with CDS surviving the merger as a wholly-owned subsidiary of pSivida with the name of pSivida Inc. In exchange for their CDS shares, the former stockholders of CDS received 15,983,661 of our ADSs. Based on a price of A$0.71 per share, the price prevailing upon the closing of the merger, the transaction represented a purchase price of approximately A$116.9 million (US$86.7 million).

•

In April 2007, we consummated a Stock Purchase Agreement with GEM Global Yield Fund, or GEM, pursuant to which GEM purchased the Company’s shares in AION Diagnostics, Inc. and AION Diagnostics Limited (a subsidiary which was 99% owned by us). The purchase price for the AION shares was equal to the difference between US$3.0 million and the amount required to redeem in full the inter-company note plus accrued interest due from AION to pSivida. The US$3.0 million proceeds consisted of (i) a US$1.5 million cash payments on the closing date and (ii) a US$1.5 million promissory note due in one year plus interest, at 8% compounded monthly, due at maturity. Additional advance payments of US$352,000 were made by GEM in consideration for an extension of the original closing date and related funding of AION operating costs during that period.

B. BUSINESS OVERVIEW

Our Business

pSivida is a drug delivery company focusing on the development of products utilizing our proprietary technologies for targeted and controlled drug delivery. We are developing three key technologies:

•	Durasert

•	BioSilicon

•	CODRUG

We are seeking to generate value from these drug delivery technologies through two core product development routes:

•

Development of our own products utilizing our proprietary technologies to produce new and improved versions of previously approved (generic) drug molecules and therapeutic agents, i.e., reformulated generics. We plan to license these products to development and marketing partners at an appropriate stage to maximize their value to us.

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

This technology uses a drug core with one or more surrounding polymer layers. The drug permeates through the polymers into the body at a controlled and pre-determined rate for periods of up to 30 months in our approved products.

Two products based on this technology have been developed and approved by the FDA: Vitrasert, for AIDS-associated cytomegalovirus infections of the eye, and Retisert, for posterior uveitis. These two products are licensed to and sold by Bausch & Lomb. A third product, representing the initial use of the Medidur technology, is partnered with Alimera Sciences and is in Phase III clinical trials for the treatment of diabetic macular edema (DME). We have also entered into a license and development agreement with Pfizer whereby Pfizer can develop ophthalmic products using the Durasert technology. The technology is also being evaluated by potential partners for the delivery of their proprietary compounds.

•	BioSilicon

This technology uses nanostructured elemental silicon. This novel-porous biomaterial has been shown to be both biodegradable and biocompatible. For the delivery of therapeutics it has been shown to enhance dissolution and bioavailability of poorly soluble molecules and to provide controlled release. The material is also ‘radio-hard’ and therefore lends itself well for use in brachytherapy. BrachySil, our lead BioSilicon application, is a targeted oncology product, and enrollment has recently been completed for Phase IIa clinical trials for the treatment of inoperable pancreatic cancer. BioSilicon is also being evaluated by potential partners for the delivery of drug molecules in oral and sub-cutaneous dosage forms. It also has potential applications in nutraceuticals and food packaging.

•	CODRUG

Our third drug delivery technology, CODRUG, allows for the simultaneous release of two or more drugs at a controlled rate from the same product. It involves chemically linking two or more drugs together in such a manner that once administered in the body they separate into the original active drug(s). A library of CODRUG compounds has been synthesized, and we have completed Phase I clinical trials for certain indications.

Our Commercial Strategy

Our commercialization strategy is to concentrate on internal product development, the licensing of the Durasert, BioSilicon and CODRUG technology platforms, and the generation and potential sale of non-core intellectual property. We do not intend to develop our own sales force but to partner with larger partners and/or distributors to commercialize our products and technologies

Market Overview

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

Due to the drawbacks of traditional systemic drug delivery, the development of methods to deliver drugs to patients in a more precise, controlled fashion over sustained periods of time has become a multi-billion dollar industry. Such methods include oral and injectable controlled-release products and skin patches. These methods seek to improve the consistency of the dosage over time and extend the duration of delivery. However, most of these methods still cannot provide constant, controlled dosage or deliver drugs for a sufficiently long duration. This reduces their effectiveness for diseases that are chronic or require precise dosing. In addition, most of these methods still deliver drugs systemically and, as a result, can still cause adverse systemic side effects.

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

Injecting solutions of drugs directly into the back of the eye can achieve effective but often transient drug levels in the eye, requiring repeated injections. Examples include Macugen® (pegaptanib sodium) and Lucentis® (ranibizumab, formerly RhuFab V2), both of which should be injected into the eye approximately every month to six weeks. Apart from inconvenience and cost, repeated intravitreal injections carry many risks including cataract formation, perforated schlera, vitreous hemorrhage and serious intraocular infection. We believe that there is presently a great deal of commercial interest in developing improved ocular drug delivery systems.

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

The Durasert system uses a drug core with one or more surrounding polymer layers. The drug permeates through the polymers into the body at a controlled rate for a predetermined period of time ranging from days to years. By changing the design of the Durasert system, we can control both the rate and duration of release to meet different therapeutic needs. We believe that the Durasert system can be used to deliver a wide variety of different drugs. We currently have two commercial products utilizing the Durasert system approved by the FDA for treatment of two sight-threatening eye diseases. These two products, Vitrasert and Retisert, are the only local sustained-release products approved by the FDA for the back of the eye. Marketed by Bausch & Lomb and sold since 1996, Vitrasert is one of the most effective treatments for CMV retinitis, a disease that afflicts late-stage AIDS patients. Retisert was approved by the FDA in April 2005 and is marketed by Bausch & Lomb. Retisert treats chronic noninfectious uveitis affecting the posterior segment of the eye, or posterior uveitis, a leading cause of vision loss. Retisert is the only FDA-approved drug for this condition. Medidur FA, an injectable version of Durasert, contains fluocinolone acetonide (FA), and is designed to treat DME and is currently in Phase III clinical trials conducted by Alimera Sciences Inc. Medidur with FA is also in pre-clinical studies for other back of the eye diseases.

In April 2007, we entered into a license and development agreement with Pfizer whereby Pfizer has the right to use the Durasert technology to develop other products for ophthalmic applications.

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

Products and Product Candidates

Our ophthalmic portfolio is as follows:

Disease	Product	Stage of Development
CMV retinitis	Vitrasert	FDA-approved and commercialized

Posterior uveitis	Retisert	FDA-approved and commercialized

Diabetic macular edema	Medidur	Phase III clinical trials

Age-related macular degeneration	Medidur	Pre-clinical

Retinitis Pigmentosa	Medidur	Pre-clinical

The Vitrasert implant is approved for the treatment of CMV retinitis and the Retisert implant is approved for the treatment of posterior uveitis, both sight-threatening diseases. Our leading injectable Durasert product Medidur, is in Phase III clinical trials for DME, using fluocinolone acetonide as the active ingredient. We are also investigating the use of Medidur with FA in age-related macular degeneration, or AMD, and retinitis pigmentosa, or RP.

Sight-Threatening Eye Diseases

CMV Retinitis. Our Vitrasert implant treats CMV retinitis, a blinding eye disease that frequently occurs in individuals with advanced AIDS. Vitrasert provides sustained treatment of the disease through the intravitreal delivery of the anti-viral drug ganciclovir for six to eight months. Studies show that Vitrasert is one of the most effective approved treatments for CMV retinitis. Vitrasert has been sold since 1996, first by Chiron Corporation and subsequently by Bausch & Lomb and has been used in over 12,000 eyes since its approval in 1996. Although CMV retinitis was common in the early 1990s, improvements in the treatment of AIDS/HIV have since significantly decreased the incidence of the disease in more developed countries.

Posterior Uveitis. Our Retisert implant for treatment of posterior uveitis was approved by the FDA in April 2005. It is the first drug approved by the FDA to treat this disease. Posterior uveitis is an autoimmune condition characterized by inflammation of the inside of the eye that can cause sudden or gradual vision loss. Retisert was approved as an orphan drug and has seven-year exclusive marketing rights that the FDA provides for orphan drugs first approved for a particular indication. Retisert is marketed and sold in the U.S. by Bausch & Lomb.

Like Vitrasert, Retisert is implanted into the back of the eye in a simple, outpatient procedure. It delivers sustained levels of the anti-inflammatory corticosteroid, fluocinolone acetonide or FA, for 30 months. Although no other drugs are approved for posterior uveitis, off-label treatments include steroidal eye drops, ocular injections of steroids, orally administered steroids, immunosuppressants, and chemotherapy. These treatments, if successful, generally only slow the progression of the disease and can have serious side effects such as severe osteoporosis, muscle wastage, psychosis, cancer and stunted growth. Bausch & Lomb has estimated that posterior uveitis affects 175,000 people in the United States. It is estimated that approximately 30,000 people in the U.S. are blind from uveitis. Clinical trials showed Retisert to be effective in treating uveitis with many patients actually gaining vision. The most common adverse events — which are anticipated given the nature of the disease and the type of drug used — include (1) cataract progression, which is managed by standard cataract surgery, (2) increased intraocular pressure, which is managed with the use of intraocular pressure, or IOP, lowering eye drops or filtering surgery, and (3) procedural complications and eye pain.

Diabetic Macular Edema. Our injectable Medidur product, using fluocinolone acetonide as the active, is currently in Phase III trials for treatment of diabetic macular edema, or DME, a disease causing swelling in the macula, the most sensitive part of the retina, and a major cause of vision loss in diabetics and a leading cause of vision loss for Americans under 65. We are not aware of any approved drug treatment for this disease. DME is currently treated by laser therapy (which burns the retina either in specific sites or in a grid) and vitrectomy (eye surgery that involves the removal of the vitreous gel from the cavity of the eye). Both have serious limitations, which include repeat treatments or invasive surgical procedures. In general, both treatments only temporarily reverse vision loss and slow the progression of the disease.

Medidur is an implant small enough to be injected through a needle to the back of the eye and is expected to release drug for 1.5 to 3 years. Alimera Sciences is currently conducting two Phase III clinical trials for Medidur with fluocinolone acetonide to treat DME which will follow 900 patients in the U.S., Europe and India for 36 months. As of August 22, 2007, in excess of 750 patients have been recruited. We licensed Alimera Sciences to market and sell Medidur with fluocinolone acetonide for DME pending its approval.

The BioSilicon Technology System

BioSilicon is composed of elemental silicon, which can be processed to create a “honeycomb” structure of pores. These pores can be formed into a diverse array of shapes and sizes and can be filled with various drugs, including small chemical entities, peptides and proteins. We believe that BioSilicon’s features include:

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

•

Biodegradability. BioSilicon can be made biodegradable in vivo (in animals and humans) and in vitro (in solution). The rate of biodegradation depends on the degree of nanostructure that is imparted on the material. As a result, we believe that BioSilicon can be made to dissolve in suitable environments in days, weeks or months, depending upon the particle size and nature of the BioSilicon implanted. This has been demonstrated in various models, including in vitro buffer and simulated body fluid systems and in pre-clinical in vivo models.

The focus of our internal BioSilicon product development is therapeutic delivery, with an initial emphasis on a product for pancreatic cancer. Other potential BioSilicon drug delivery products include reformulation of generic drugs or formulation of new chemical entities to enhance bioavailability, stability and/or provide controlled release. We have developed commercialization plans for BrachySil, our lead BioSilicon product candidate, bearing in mind market sizes, benefits offered to patients and alternative competitive therapies. The first step in our commercialization strategy for BrachySil was a validation of human safety and efficacy through human clinical trials in primary liver cancer (hepatocellular carcinoma, or HCC). Using the results from the HCC program, we began a Phase IIa safety trial in pancreatic cancer which has now been fully enrolled. We believe pancreatic cancer is a more viable indication to pursue than HCC. We may develop BrachySil for a number of other solid tumor indications in the future, such as liver metastases and breast, brain and lung cancer.

We are also focusing on the application of BioSilicon technology for the formulation of poorly water soluble drugs as well as the development of controlled, slow release drug delivery products. We intend to achieve this primarily through licensing the use of BioSilicon to pharmaceutical and biotechnology companies for delivery of their proprietary drugs.

The following properties make BioSilicon a potentially effective drug delivery platform:

•	high level drug loading (up to 95%) and up to 50% weight/weight;

•	ability to improve the dissolution and bioavailability of poorly water soluble drugs and the ability to control drug release;

•	ability to accommodate different molecular sizes or drugs; and

•	ability to serve as a conductor of electrical charge which can be altered to regulate drug delivery rate (in potential future advanced drug delivery systems).

BioSilicon functions as a “honeycomb” structure to retain drugs within the ‘pores’ inside of the nanometer scale structure. BioSilicon’s biodegradability can be finely tuned without changing the chemical nature of the material itself. Thus, unlike polymer-based systems, BioSilicon’s composition is identical for all potential products whether they are implants for drug delivery or biodegradable orthopedic devices. The only characteristic that is varied is the level of engineering and shape of the silicon matrix.

Product Candidate: BrachySil

Brachytherapy is a relatively new form of treatment for cancer involving the localized delivery of radioactive agents directly into a tumor. With improved tumor location and mapping, this approach to cancer therapy has grown substantially in recent years allowing the clinician to specifically expose tumor tissue to radioisotopes in a targeted manner.

The market is currently dominated by the use of radioactive ‘seeds’ for the treatment of hormone non-responsive prostate cancer. Current mainline brachytherapy implants are relatively large, causing trauma and hemorrhaging in tumors. Such seeds also carry comparatively long-range gamma emitters that cause normal tissue damage and other quality of life problems to the patient.

Other products in this area such as Yttrium 90 (Y90) ceramic spheres are not generally administered directly into tumors but into the vasculature feeding tumor-bearing organs such as the liver. The latter approach has the potential to cause a significant degree of damage to healthy tissues.

BrachySil consists of an injectable BioSilicon structure that carries phosphorus-32, or 32-P, a beta-emitting radioactive isotope which has been shown to shrink tumors. However, as this radiation is also harmful to healthy tissue, the 32-P and its radiation should be localized to the area of the tumor and not allowed to travel within the body. Existing 32-P-based products do not fully immobilize 32-P, allowing the isotope to dissolve, disperse throughout the body and harm healthy tissue in other parts of the body. We have engineered BrachySil to minimize 32-P leakage from the BioSilicon particle. Therefore, the 32-P is in effect “locked” into BrachySil by producing an alloy of phosphorus and silicon. BrachySil is administered, without surgery, via a fine gauge needle using ultrasound guided endoscopy under a local anesthetic. This allows the clinician to administer a single dose of BrachySil directly into the tumor site. BrachySil offers interventional radiologists a short-range longer life isotope that can be delivered through a fine bore needle making it a more user-friendly and precise product for both patient and physician.

In summary, for this form of treatment, we believe BrachySil has many significant advantages:

•	Short range. 32-P isotope has a short active range resulting in less damage to healthy tissue;

•	Range of tumors. Fine gauge needle delivery allows potential application to a range of solid tumors;

•	Direct delivery. Injection via fine gauge needle minimizes side effects and tissue trauma;

•	Distribution. 32-P half-life of 14 days allows more logistically convenient distribution to hospitals and application in the patient;

•	Immobilization. 32-P particles are localized in the tumor, significantly reducing risk of leakage or systemic side effects.

Indications

Pancreatic cancer. Using the results of our Phase IIa clinical trials for primary liver cancer, we have been developing BrachySil for the treatment of pancreatic cancer, and a Phase IIa clinical trial is in progress. We believe BrachySil has the potential to be used to treat other solid tumors and we intend to investigate other tumor indications, such as liver metastases.

During 2007, we began a dialogue with the FDA in order to clarify and facilitate the clinical development activities for BrachySil in the U.S. We are pursuing a similar strategy with respect to EU regulatory authorities to qualify for device registration in Europe under the auspices of a CE mark application. Generally speaking, obtaining regulatory approval to market a medical device is less expensive and time consuming than the process required for a new drug.

Other BioSilicon Applications

Orthopedics. We believe that BioSilicon also has potential to be used as a biodegradable scaffold for orthopedic tissue engineering. A porous silicon structure could be deliberately sculpted to provide bone-building cells with a scaffold that the cells can penetrate and to which cells can anchor. As the bone tissue deposits itself onto the scaffold, the silicon would slowly dissolve away, eventually leaving just the new bone. Silicon’s ability to carry an electrical current charge bias may also give BioSilicon an advantage in the treatment of bone conditions, promote bone growth and may have other orthopedic applications. Data gathered to date in preclinical studies indicate that cells will grow and divide in BioSilicon substrates and that certain forms of BioSilicon have the potential to be osteoinductive, promoting bone growth and deposition.

Tissue Regeneration/Wound Healing. We believe that BioSilicon also has potential uses in tissue regeneration as a biodegradable scaffold or framework. For example, a BioSilicon scaffold containing growth factors could be used to assist with tissue regeneration. We also believe that BioSilicon could be used in the area of wound management products, including the development of potentially novel biodegradable sutures. Our research involving the use of BioSilicon in the area of tissue regeneration is at a preliminary stage.

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

Bausch & Lomb Incorporated

In 1999, CDS entered into a licensing and development agreement with Bausch & Lomb for additional products for the treatment of eye diseases. CDS granted Bausch & Lomb a worldwide, exclusive license for the life of the relevant patents to use certain of its technologies for the treatment, prevention or diagnosis of any disease, disorder or condition of the eye in humans or in animals.

In December 2003, the two companies entered into an amended and restated license agreement that significantly revised the 1992 and 1999 agreements. Under the restated agreement, CDS granted Bausch & Lomb a worldwide, exclusive license to certain of its technologies to make and sell Vitrasert and its first generation products, as defined in the agreement, including the Retisert device, for the treatment, prevention and diagnosis of any disease, disorder or condition of the human eye. Bausch & Lomb agreed to pay CDS royalties based on net sales for any products that meet the definition of first generation products.

In June 2005, pursuant to an amendment to this amended and restated license agreement, CDS received US$3.0 million (A$3.9 million) from Bausch & Lomb as an advance payment in lieu of US$6.25 million (A$8.5 million) of Retisert royalties that otherwise would be payable under the license agreement. Bausch & Lomb is entitled to retain 50% of the first US$3.0 million (A$4.1 million) of royalties otherwise payable, or US$1.5 million (A$2.1 million), and 100% of the next US$4.75 million (A$6.5 million) of royalties otherwise payable. Thereafter, we are entitled to receive 100% of the royalties payable under the license agreement. The following table summarizes the applicable royalty amounts for the period from inception (July 1, 2005) through June 30, 2007 and the future effect of this agreement prospectively from that date:

	Royalties Otherwise Payable Under the License Agreement	Net Royalty Amounts Payable Under the Amended License Agreement
	(In thousands of U.S. dollars)
For the six months ended December 31, 2005 (1)	555	278
For the six months ended June 30, 2006	589	294	(2)
For the year ended June 30, 2007	1,921	928	(3)

From inception through June 30, 2007	3,065	1,500
For the period from July 1, 2007 until such time as cumulative royalties otherwise payable under under the License Agreement total US$7.75 million	4,685	—

Total	7,750	1,500

(1)	Represents the period prior to our acquisition of CDS, which closed on December 30, 2005
(2)	Represents the Retisert royalties (A$396,000) included as revenue in our audited consolidated financial statements for the fiscal year ended June 30, 2006
(3)	Represents (i) 50% of US$1,856,000 of royalties otherwise payable under the license agreement, which are included as revenue in our audited consolidated financial statements for the fiscal year ended June 30, 2007 and (ii) 0% of US$65,000 of royalties otherwise payable under the license agreement

CDS also granted Bausch & Lomb a non-exclusive license to these technologies to make and sell certain other products for the delivery of specified active ingredients, using specified delivery systems, methods of delivery and anchoring methods, to be used in specified locations for specified indications. If Bausch & Lomb had not commenced an Investigational New Drug application, or IND, a process by which the FDA approves investigational drugs for administration to humans, for any of those products by December 9, 2005, we may terminate the non-exclusive license for those products (unless this failure is cured within 90 days of receipt of notice). We are not aware as to whether Bausch & Lomb has commenced an IND for any of those products, and we have not given any termination notice. If Bausch & Lomb does market any of those products, it will pay us royalties based on net sales of those products.

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

Alimera Sciences Inc.

In February 2005, CDS granted Alimera a worldwide exclusive license to use certain of its technologies to make and sell the product known as Medidur for DME for the treatment and prevention of eye diseases other than Uveitis. CDS also granted Alimera a worldwide non-exclusive license to use certain of its technologies to make and sell products for the treatment and prevention of eye diseases other than Uveitis which are not exclusively licensed to Bausch & Lomb that have a drug core within a polymer layer and are either approved or designed to be approved either to deliver a corticosteroid by a direct delivery method to the posterior portion of the eye or to treat DME by delivering a compound through a direct delivery method other than through incisions smaller than a specified size, provided that, other than the licenses to Bausch & Lomb, pSivida is not permitted to itself use or grant a license to any third party to use such technologies to make or sell any products subject to the non-exclusive license granted to Alimera.

The Medidur for DME product is in Phase III clinical trials and is designed to provide sustained release of the drug Fluocinolone Acetonide for periods up to 3 years following injection into the eye in an office visit. In August 2007 over 750 of a planned 900 patients had been recruited into two Phase III clinical trials. As Medidur is a long-term drug delivery system, we will be assessing safety and efficacy at two years and continue to follow patients for three years.

A joint development team of both parties is responsible for monitoring the execution of activities under the development plan for licensed products. Both parties pay co-development costs that are incurred and included in the development budget. The agreement provided for Alimera Sciences to pay a licensing fee and milestone payment, both of which were paid to CDS. Alimera Sciences has sole responsibility for making commercially reasonable efforts to commercialize products licensed under the agreement and for paying all costs and expenses incurred in connection with such commercialization. After a product becomes profitable in a country in a calendar quarter, we share the net profits for that product in that country with Alimera Sciences, after recovery by Alimera Sciences’ of 50% of its pre-profitability net losses for that product. If either party fails to pay the other party its share of development costs, the unpaid amount plus a delay charge is recouped from that party’s net profit payments. Further, in the event that we fail to make development payments exceeding US$2.0 million (A$2.4 million) for a product, Alimera Sciences may complete the development using other funds and substantially reduce our economic interest in any sales of the developed product from a share of profits to a sales-based royalty. As of August 31, 2007, we have chosen not to make development payments to Alimera Sciences in an aggregate amount of approximately US$1.9 million (A$2.3 million).

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

Either party may terminate the agreement for the other party’s uncured material breach. Either party may also terminate the agreement for the other party’s failure to make a development payment in which case the agreement provides for specific, exclusive remedies. pSivida may terminate the agreement with respect to a particular product if Alimera abandons such product, in which case the agreement provides for specific, exclusive remedies. In addition, the agreement will terminate with respect to a particular product in the event pSivida abandons such product, in which case the agreement provides for specific, exclusive remedies.

Pfizer

On April 3, 2007, we entered into an exclusive worldwide Collaborative Research and License Agreement with Pfizer Inc. for certain of our technologies, including the technology underlying Medidur, in ophthalmic applications.

Under the terms of the agreement, we became eligible to receive up to US$155 million (A$183 million) in development and sales related milestones. We will work together on a joint research program aimed at developing ophthalmic products using our sustained drug delivery technology. Beginning in January 2008, Pfizer will pay us a minimum of US$500,000 (A$590,000) per calendar quarter period during which the joint research program is effective. Pfizer will have an exclusive license to market all products developed as part of this research collaboration in ophthalmic applications and will pay us a royalty on net sales of those products. Pfizer may terminate the agreement on 60 days notice without cause.

In addition to the development and sales milestones and payment of the cost of the joint research program, Pfizer agreed to invest US$5.0 million (A$6.1 million) in ordinary shares of pSivida upon entering into the License Agreement, the proceeds of which were held in escrow until such proceeds were used (together with other cash available) to redeem the outstanding convertible note with Sandell. Pursuant to the terms of the license agreement, Pfizer also invested US$6.5 million (A$7.5 million) in ordinary shares of pSivida in connection with the our July 2007 share issue transaction and the maximum amount of milestone payments payable by Pfizer to pSivida was reduced from US$155 million to US$153.5 million.

Evaluation Agreements

We entered into agreements with several potential collaborative partners to evaluate our technologies for the delivery of drug molecules utilizing our Durasert, BioSilicon or CODRUG technologies. If the work being conducted under any of these evaluation agreements is successful, we believe there is the potential for one or more of these companies to license the relevant technology from us for a specific drug molecule and/or application.

QinetiQ

In March 2002, subsequent to our making an additional investment in pSiMedica funded by our November 2001 placement of ordinary shares, pSiMedica entered into an assignment agreement with QinetiQ (the successor to the United Kingdom Defense Evaluation, or DERA, an instrumentality of the UK government). Pursuant to the assignment agreement, QinetiQ assigned to pSiMedica the outright ownership of the intellectual property associated with BioSilicon, with QinetiQ retaining only the right to sublicense the intellectual property for noncommercial, defense-related uses and, subject to reasonable terms, in connection with purposes outside of pSiMedica’s original field of use. Pursuant to the assignment agreement, pSiMedica became the owner of all the relevant patents, patent applications, research reports, trademarks, know-how and other materials associated with BioSilicon.

Other Collaborations

During 2007, we entered into a license agreement under which our former subsidiary AION Diagnostics can use certain of the BioSilicon platform technology for diagnostic and sensor applications.

Intellectual property

We hold patents with respect to our core technologies in the United States and European markets. The following table provides general details relating to our patents (including both patents that have been issued and applications that have been accepted for issuance) and patent applications, and is based on information available as of August 31, 2007.

Technology	United States Patents	United States Applications	Foreign Patents	Foreign Applications	Patent Families
Durasert	11	20	35	139	21
BioSilicon	8	26	44	77	28
CODRUG	1	13	5	26	12
Other	1	8	0	1	9
Total	21	67	84	243	70

Durasert Technology. Our patent portfolio comprises patents and patent applications relating to the use of drug-containing core and one or more polymer layers, membranes or coatings, that deliver drugs locally or systemically at a controlled rate for a predetermined period of time ranging from days to years.

BioSilicon Technology. Our patent portfolio comprises patents and patent applications relating to the use of BioSilicon on or in the body. We hold granted patents in various healthcare applications, including our core focus of specialized drug delivery, targeted internal cancer therapy and the use of silicon in pharmaceuticals and food. Our lead oncology product BrachySil is protected by this series of patents and patent applications.

CODRUG Technology. Our patent portfolio comprises patents and patent applications relating to the use and delivery of codrugs for various pharmaceutical- and healthcare-related applications.

Other Technology. We have patents and patent applications relating to various other technologies, including treatment of otic disorders and methods for controlling elevated intraocular pressure.

Raw Materials

The Company uses small amounts of silicon in its operations. Despite some tight supplies of silicon for large scale users, the Company has been able and expects to continue to be able to access the amounts of silicon that it requires.

Sales and Marketing

We have no experience in the sales, marketing and distribution of healthcare products, and we have no marketing or sales staff. We depend on our collaborative partners to market our products. If in the future we fail to reach, or elect not to enter into an arrangement with a collaborative partner with respect to the sales and marketing of any of our future products, we would need to develop a sales and marketing organization with supporting distribution capability in order to market such products directly. Significant additional expenditures would be required for us to develop such a sales and marketing organization.

Bausch & Lomb currently markets and sells both Vitrasert and Retisert and has rights to market and sell any other products licensed to them. Alimera Sciences has the rights to market and sell Medidur for DME if approved and any other products developed under our license agreement. Pfizer will have an exclusive license to market all products developed as part of our research collaboration in ophthalmic applications. In the future, we may independently commercialize and sell other products that we may develop. In appropriate cases, we may also enter into joint marketing or license arrangements for other such products.

Reimbursement

The successful commercialization of our current and any future products will depend in significant part on the extent to which reimbursement of the cost of the products and the related implantation or injection procedures will be available from government health administration authorities, private health insurers, and other organizations. Medicaid and Medicare, most major health maintenance organizations, and most health insurance carriers reimburse

US$4,240 (A$5,800) for the cost of the Vitrasert implant, with additional reimbursement for associated surgical fees. The Centers for Medicare and Medicaid Services have designated Retisert as eligible for Medicare reimbursement at the rate of US$19,345 (A$26,500), with associated surgical fees to be reimbursed separately. On January 29, 2007, we announced that Retisert had been allocated a product specific J-Code by the Centers for Medicare and Medicaid Services (CMS) in the United States. The new J-Code, J7311, replaces the Medicare hospital outpatient code, C9225, and now allows hospitals to bill Medicare and nearly all health care insurers as they add this code to their respective billing systems.

Competition

We are engaged in healthcare product development, an industry that is characterized by extensive research efforts and rapid technological progress. Pharmaceutical and biotechnology companies, universities and other research institutions, many with financial, scientific and other resources significantly greater than ours, are marketing or are developing or may develop products that directly compete with any products we may develop. These entities may succeed in developing products that are safer, more effective or less costly or have fewer side effects than products we may develop. Even if we can develop products which prove to be as or more effective than those developed by others, they may be more successful than us because of greater financial resources, greater experience in conducting preclinical studies and clinical trials and in obtaining regulatory approval, stronger sales and marketing efforts, earlier receipt of approval for competing products and other factors, and we or potentially our collaborators could be required to compete in areas in which we have no experience, such as marketing. There can be no assurance that our products, if commercialized, will be accepted and prescribed by healthcare professionals or patients.

Our principal competitors in this market are the numerous drug delivery and pharmaceutical companies that are attempting to improve the safety and efficiency of pharmaceuticals by developing and introducing novel delivery methods.

Vitrasert primarily competes with treatments involving the systemic delivery of ganciclovir, a Roche Holdings AG product, and other drugs. Retisert is the only FDA-approved treatment for posterior uveitis, although steroids and other existing drugs approved for other uses are commonly administered systemically or by local injection to treat this condition in off-label use.

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

•

Genentech, Inc. has developed an FDA approved treatment for wet AMD, Lucentis. (injected directly into the eye approximately every month). Clinical trails are underway investigating the use of this drug for treatment of DME.

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

•

Eyetech Pharmaceuticals, Inc., which was acquired by OSI Pharmaceuticals, Inc. in November 2005, has an intraocular injectable product, Macugen, approved to treat wet AMD and had commenced a pivotal clinical trial for the use of Macugen in the treatment of DME. In addition, Eyetech entered into collaboration with Pfizer, Inc. to co-promote Macugen.

•	SurModics Inc. has completed a Phase I clinical trial of a helical coil coated with drug releasing polymer which is implanted in the back of the eye to treat DME.

•	Neurotech SA has completed Phase I clinical trials of its NT-501, a cell-based implant that releases ciliary neurotrophic factor for the treatment of RP.

BrachySil competes with a number of therapies used in the treatment of a large number of inoperable cancers. Examples of these treatment options include local ablative therapies such as radiofrequency ablation, and regional therapies such as transarterial chemoembolisation and transarterial radiotherapy. Each of these treatment options has its own features and limitations.

Revenue

The following table details revenues recognized by us by type and by geographical location for the years ended June 30, 2007, 2006 and 2005:

	Years Ended June 30,
	2007			2006			2005
	United States	United Kingdom	Total	United States	United Kingdom	Total	United States	United Kingdom	Total
	(In Thousands of Australian Dollars)
Revenue:
Royalties	1,338	—	1,338	461	—	461	—	—	—
Collaborative research and development	830	—	830	863	—	863	—	—	—
Other	—	114	114	—	69	69	—	162	162

	2,168	114	2,282	1,324	69	1,393	—	162	162

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

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified principal investigators. Clinical trials are conducted in accordance with protocols that detail the objectives of the study, the parameters to be used to monitor safety and any efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an independent institutional review board at the institution where the study will be conducted. The institutional review board will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Some clinical trials, called “investigator-sponsored” clinical trials, are conducted by third-party investigators. The results of these trials may be used as supporting data by a company in its application for FDA approval, provided that the company has contractual rights to use the results.

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

The Congress is also currently considering the “Food and Drug Administration Revitalization Act.” If that bill becomes law, it would provide FDA with additional authority to regulate the review, approval and post-approval marketing of drugs.

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

C. ORGANIZATIONAL STRUCTURE

As of September 15, 2007, we had the organizational structure diagrammed below.1

(1)	All subsidiaries are 100% owned, directly or indirectly, by pSivida Limited, which is the parent company of the group. pSivida Inc. and pSiMedica Limited are the most significant operating companies in the group. Inactive subsidiaries are not listed.

D. PROPERTY, PLANT AND EQUIPMENT

We own computer equipment, office furniture and lab equipment, the majority of which are used in our Malvern laboratory facilities. We lease the following:

•	1,500 square feet of laboratory space and 3,600 square feet of office space in Malvern, United Kingdom;

•	2,144 square feet of office space in Perth, Western Australia; and

•	3,940 square feet of laboratory space, 1,582 square feet of clean room space and 7,890 square feet of office space in Boston, Massachusetts.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to our business, financial condition, and results of operations. The words “estimate”, “project”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Act Reform of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. See “Forward Looking Information” and “Risk Factors” above.

Background

pSivida Limited is incorporated in Western Australia. We are a development-stage, drug delivery company focusing on the development of products utilizing our proprietary Durasert, BioSilicon and CODRUG technologies for targeted and controlled drug delivery.

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

•

BioSilicon, which uses nanostructured elemental silicon, has been shown to be biodegradable and biocompatible. BrachySil, a targeted oncology product which comprises a combination of BioSilicon and the isotope 32Phosphorus, a proven anti-cancer therapeutic, is in Phase II clinical trials for the treatment of pancreatic cancer. BioSilicon offers multiple other potential applications across the healthcare sector, including controlled slow release drug delivery, tissue engineering and orthopedics.

•	CODRUG allows for the simultaneous release of two or more drugs at a controlled rate from the same product. A library of codrug compounds has been synthesized.

On May 18, 2001, we re-listed our shares on the Australian Stock Exchange (ASX Code: PSD). Our shares are also listed in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705), and in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD. Our ADSs are listed on the NASDAQ Global Market under the ticker symbol PSDV.

A. OPERATING RESULTS

Overview

We are focused on the development of drug delivery products in the healthcare sector, initially in ophthalmology and oncology.

We have developed the only two FDA-approved, sustained release, back of the eye treatments for chronic eye disease – Vitrasert and Retisert. Both products are manufactured and sold by global ophthalmology company, Bausch & Lomb. A next generation product, Medidur, which is in Phase III clinical trials, is licensed to Alimera Sciences for the treatment of Diabetic Macular Edema (DME), the leading cause of vision loss for Americans under the age of 65. In April 2007, we entered into an exclusive worldwide Collaborative Research and License Agreement with Pfizer for certain of our drug delivery technologies, including the technology underlying Medidur, for use in ophthalmic applications utilizing Pfizer proprietary and certain generic compounds.

We also own the rights to develop and commercialize a modified form (porosified or nano-structured) of silicon known as BioSilicon, which has potential applications in drug delivery, wound healing, orthopedics, and tissue engineering. Our lead BioSilicon product is BrachySil, a brachytherapy product in a pivotal Phase IIa clinical trial for the treatment of inoperable pancreatic cancer, for which patient enrollment was completed in August 2007.

In addition, various potential partners are also evaluating our technologies.

We have focused our efforts since inception primarily on research and development activities, corporate partnering, and raising capital. We alone or with collaborative partners currently have research and development programs focused in the areas of ophthalmology and oncology; however, we are unable to predict when, if ever, we will be able to commence sales of any new products. We have not achieved profitability and expect to incur additional losses over at least the next several years. We expect our net losses to continue primarily due to our research and development activities and other general corporate activities. Our ability to continue development of our programs depends heavily on obtaining adequate funding. Our potential sources of funding for the next several years are expected to include proceeds from the sale of equity, license and other fees, funded research and development payments and milestone payments under existing and possible future collaborative arrangements. The availability of equity funding is uncertain and depends on a number of factors including progress in our research and development programs and the condition of the equity markets for a developmental stage business like ours.

Since inception we have generated net losses of A$179.2 million, and have relied primarily on the proceeds from sales of our equity and debt securities and license fees and collaboration payments to fund our operations.

Our shares are currently listed on the Australian Securities Exchange, in Germany on the Frankfurt Stock Exchange on the XETRA System, and in the United Kingdom on the OFEX International Market System, and our ADSs are listed in the United States on the NASDAQ Global Market. We are required to prepare financial statements in accordance with A-IFRS, presented in Australian dollars and including a reconciliation of those financial statements to U.S. GAAP. As a result of losing our FPI status following our share issue transaction in July 2007, we will be required, commencing with the first quarter of our fiscal year ending June 30, 2008, to comply with all of the reporting requirements of the Exchange Act and other rules applicable to a U.S. domestic issuer, including quarterly reports on Form 10-Q and annual reports on Form 10-K, all in accordance with U.S. GAAP and presented in U.S. dollars. This transition will result in significantly higher administrative costs. In addition, we may choose to reincorporate in a jurisdiction in the U.S., which would involve significant expense but would enable us to report only in accordance with U.S. GAAP.

We have research and development and administrative facilities in Malvern (United Kingdom), Perth (Western Australia) and Boston (United States). The geographic scope of our operations also results in higher administrative costs. The Australian operation has been scaled back as our corporate functions were transferred to the United States. Primarily as a result of our acquisition of CDS on December 30, 2005, our functional currency was changed from Australian dollars to U.S. dollars as of January 1, 2006.

Financial Operations Overview

Revenue

Our revenue has been derived primarily from collaborative research and development funding and earned royalties from sales of Retisert and Vitrasert by Bausch & Lomb. Vitrasert has been sold since 1996, but improvements in the treatment of AIDS/HIV have significantly decreased the incidence of the disease, and therefore revenues have and are expected to continue to decline as the product nears the end of its life cycle. Retisert was approved for commercialization in April 2005; however, during the year ended June 30, 2007, we decreased our assessment of the probable level of future sales of Retisert as a result of the actual level of Retisert sales achieved in the period and Bausch & Lomb’s decision to withdraw its European application for authorization to market Retisert. Further, subsequent to June 30, 2007, 100% of the next US$4.7 million of Retisert royalties otherwise payable to us will be retained by Bausch & Lomb pursuant to an advance royalty agreement entered into by CDS in June 2005. Other income consists primarily of interest income earned on cash and money market account balances.

Pursuant to the Pfizer license agreement entered into in April 2007, commencing in calendar year 2008 we will receive US$500,000 per quarter, plus reimbursement of additional costs incurred by us, if any, in connection with a research program. Unless the license agreement is earlier terminated by Pfizer, the research program will continue until commencement by Pfizer of the first Phase III clinical trial of a product candidate developed under the license agreement.

Development Programs and Product Candidates

Product candidates in clinical trials have significantly higher associated development costs than those in the preclinical stages since the former involve testing on humans while the latter will typically involve shorter-term animal studies. Moreover, as a product candidate moves into later-stage clinical trials, such as from Phase I to Phase II or Phase II to Phase III, the costs are significantly higher due to the increased size and length of the later stage trials. Our future financial requirements include resources to manage the broader scope of future later-stage trials, additional pre-clinical support costs, increased costs for specialty clinical management organizations, higher general and administrative costs and higher quantities of clinical trial materials. We are sharing development cost responsibilities of Medidur (an injectible implant for the treatment of DME) with Alimera Sciences. Currently, Alimera Sciences is conducting two Phase III clinical trials which will monitor 900 patients in the United States and Europe for 36 months and for which we share financial responsibility.

We have sole development cost responsibility for BrachySil (an injectible BioSilicon-based particulate that carries a radioactive isotope which has been shown to shrink tumors). We recently concluded a Phase IIa clinical trial to assess BrachySil in inoperable primary liver cancer. BrachySil was found to be safe, well tolerated and to significantly reduce the size of some tumors. The Phase IIb trial for the treatment of inoperable primary liver cancer was begun, but has been put on long-term hold due to difficulties with patient recruitment and the perception that the pancreatic indication presents a significantly better market opportunity. A Phase IIa clinical trial for the treatment of inoperable pancreatic cancer is currently ongoing.

Our other developmental products for other targeted diseases (age-related macular degeneration and retinitis pigmentosa) are in various stages of earlier development. We have recently focused our development efforts and expenses in our later stage programs and reduced our expenses related to earlier stage programs.

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

Financial Resources

We have completed the following financing-related transactions since July 1, 2006:

Share Issuances

•

In November 2006, we issued 267,500 ADSs (equivalent to 2,675,000 ordinary shares) as a result of the conversion of US$245,000 (A$319,000) of the Sandell convertible note and US$290,000 (A$376,000) of the convertible notes maturing 26 September 2009.

•

On December 20, 2006, we issued 14,330,768 fully paid ordinary shares to Australian and European investors at A$0.26 each (US$2.00 per ADS) to raise A$3.7 million (US$2.9 million) before costs. Each share was sold with two free attached options at an exercise price of A$0.26 and a term of four years. These options, which are denominated in a currency other than the functional currency of the Company, are classified as derivative liabilities and carried at fair value on the consolidated balance sheet with changes in fair value marked to market through profit and loss at each reporting period.

•

On February 22, 2007, we issued 50,044,132 ordinary shares to Australian, European and U.S. investors at A$0.23 per share for total proceeds of A$11.5 million (US$9.1 million) before costs. Each ordinary share was sold along with options to purchase two additional shares exercisable for four years at an exercise price of A$0.23 per share. These options, which are denominated in a currency other than the functional currency of the Company, are classified as derivative liabilities and carried at fair value on the consolidated balance sheet with changes in fair value marked to market through profit and loss at each reporting period. In addition, the pricing of these units triggered an adjustment of the conversion price of our outstanding convertible notes from US$2.00 per ADS to US$1.62 per ADS.

•

On April 5, 2007, the Company issued 40,896,705 fully paid ordinary shares to European and U.S. investors at A$0.2695 each to raise A$11.0 million before costs. For every two shares purchased, the Company issued one free attaching option over ordinary shares at an exercise price of A$0.2695 and a term of four years. These options, which are denominated in a currency other than the functional currency of the Company, are classified as derivative liabilities and carried at fair value on the consolidated balance sheet with changes in fair value marked to market through profit and loss at each reporting period.

•

In March and April 2007, the Company issued 3,894,477 ADSs (equivalent to 38,944,770 ordinary shares) as a result of the conversion of US$900,000 (A$1.1 million) of the Sandell convertible note and US$5.4 million (A$6.6 million) of the convertible notes maturing 26 September 2009, all at US$1.62 per ADS.

•

On July 5, 2007 and July 13, 2007, in separate closings, the Company completed the registered direct share offering of 14,402,000 units at a price of US$1.25 (A$1.46) per unit for gross proceeds of US$18.0 million (A$21.0 million). Each unit consisted of (i) one ADS, representing ten ordinary shares; and (ii) one warrant to purchase 0.40 ADS, with a warrant exercise price of US$1.65 (A$1.93). Of the total offering, 5,200,000 units were purchased by Pfizer in accordance with the terms of the Collaborative Research and License Agreement dated April 3, 2007. In addition, the Company simultaneously completed a sale of ordinary shares and warrants to an Australian investor at the equivalent price of A$0.146 (US$0.125) per unit under the same terms and conditions noted above. This sale of 20,547,945 units resulted in additional gross proceeds of A$3.0 million (approximately US$2.6 million).

Sandell Convertible Note

•

On September 14, 2006, we amended the terms of the subordinated convertible promissory note that was issued on November 16, 2005 to Sandell. The amended note continued to have a three year term, with interest at 8% payable quarterly, and allowed for future interest payments to be made in cash or, under certain circumstances, in the form of our NASDAQ-listed ADSs. The note conversion price was adjusted to US$2.00 per ADS, subject to further adjustment based upon certain events or circumstances. In connection with the amendment, we repaid US$2.5 million (A$3.3 million) of the outstanding principal and agreed to pay US$1.0 million (A$1.3 million) in related penalties, which were paid on September 14, 2006. Sandell’s conditional redemption rights under the terms of the original note were replaced by unilateral redemption rights for up to 50% of the amended note principal at July 31, 2007 and January 31, 2008. Sandell retained its existing warrants to purchase 633,803 ADSs, exercisable for six years at an adjusted exercise price of US$7.17 per ADS. In connection with the amendments, we agreed with Sandell to extend the deadline for the registration statement required by the registration rights agreement to be declared effective by the Securities and Exchange Commission, or SEC, through October 15, 2006, with increased penalties if that deadline were missed. Our registration statement was declared effective on September 29, 2006. We were also released from the restrictions on future fundraising transactions contained in the original note documentation. We granted Sandell an additional warrant to purchase 5.7 million ADSs exercisable for five years with an exercise price of US$1.80 per ADS, a security interest in our current royalties, subject to release of that security upon any disposition by us of the royalty stream, and a guarantee by our U.S. subsidiary, pSivida Inc.

•

On October 17, 2006, we signed a letter of agreement further revising the terms of the November 16, 2005 subordinated convertible promissory note with Sandell. Pursuant to that agreement, we were released until March 30, 2007 from the requirement to maintain a net cash balance in excess of 30% of the outstanding principal amount of the note, and instead the net cash balance required to be held by us through that date was reduced to US$1.5 million (A$2.1 million). Sandell further waived any default that would otherwise have resulted from the unavailability of our resale prospectus until we filed our 2006 audited U.S. GAAP-reconciled financial statements. We filed those financial statements on October 31, 2006, thus satisfying the condition in the agreement. In exchange for the foregoing, we were required to make a one-time payment to Sandell of US$800,000 (A$1.1 million) on December 28, 2006 for registration rights penalties through the date of the letter agreement and three payments of US$150,000 (A$205,000) on January 31, 2007, February 28, 2007 and March 30, 2007.

•

On December 29, 2006, we entered into an amendment agreement further revising the terms of the Sandell convertible note. Sandell agreed, among other things and subject to closing, to waive the cash-balance test until March 30, 2007, to defer our scheduled payment of US$800,000, to extend general forbearance for any prior, existing or future defaults until the earlier of the closing of a pending transaction with another party or March 31, 2007 and to add US$306,000 (A$388,000) to the principal of the note, which amount represented the approximate value of the ADSs that we would have issued to satisfy our quarterly interest payment due January 2, 2007 had we qualified to pay with ADSs. In connection with the amendment, the Company issued to Sandell 1.5 million warrants to purchase ADSs over five years with an exercise price of US$2.00 per ADS and agreed to issue an additional 4.0 million ADSs on the same terms at closing. As a result of a subsequent sale of ordinary shares in February 2007, we believed that we had met the conditions for permanent release from the cash balance requirement.

•

On May 15, 2007, the Company and Sandell closed the Second Amendment Agreement dated December 29, 2006, as subsequently amended, pursuant to which we issued to Sandell (i) 4,000,000 warrants to purchase ADSs at an exercise price of US$2.00 per ADS; (ii) 4,000,000 warrants to purchase ADSs at an exercise price of US$1.57 per ADS; (iii) 1,000,000 warrants to purchase ADSs at an exercise price of US$1.95 per ADS; and (iv) 2,341,347 warrants to purchase ADSs at an exercise price of US$1.21 per ADS. Under the terms of the amendment agreement, the Company was granted ten days to file a registration statement to register the shares underlying the warrants previously issued on September 14, 2006, December 29, 2006 and the additional warrants issued at the closing. We filed the registration statement on May 24, 2007 and it was declared effective by the SEC on June 11, 2007.

•	On May 16, 2007, we announced the full redemption of the Sandell convertible note in a single payment of US$13.7 million (A$16.5 million).

Absolute Convertible Notes

•

On September 26, 2006, we issued three new subordinated convertible promissory notes in the aggregate principal amount of US$6.5 million (A$8.65 million) to institutional investors. The notes were initially convertible into ADSs at a conversion price of US$2.00 per ADS (A$0.27 per ordinary share), subject to adjustment based on certain events or circumstances, including if 108% of the average market price of our ADSs for the ten trading days prior to April 30, 2007 was lower than the then current conversion price. The notes had a three year term, with interest at 8% per annum payable quarterly in arrears in cash or, under certain circumstances, in ADSs at an 8% discount to the ten day volume-weighted average closing price. We also issued warrants to the security holders to purchase 2,925,001 ADSs exercisable for five years with an exercise price of US$2.00 per ADS. We also entered into a registration rights agreement pursuant to which we agreed to file a registration statement covering the resale of the ADSs underlying the notes and the warrants as soon as practicable and to have the registration statement declared effective on or before January 1, 2007. We filed the registration statement on March 6, 2007 and it was declared effective by the SEC on March 9, 2007. We paid US$147,000 (A$186,000) of registration rights penalties to the investors through the effective date. We could redeem the notes at any time by payment of 108% of the face value and could force conversion if the price of our ADSs remained above two times the conversion price for a period of 25 days. The proceeds of the issuance were used for general corporate purposes.

•

On May 16, 2007, the Company issued a notice of optional redemption in full of the convertible notes scheduled to mature on September 26, 2009, pursuant to which, on June 14, 2007, payments aggregating US$885,000 (A$1.1 million) were made to the note holders.

Key Business Developments

We have had the following key business developments since July 1, 2006:

•

On July 6, 2006, we announced that BioSilicon had demonstrated the capability to act as an adjuvant when delivered with an antigen. An adjuvant is any substance that is capable of enhancing a host response towards an active agent and is often used in conjunction with antigens to enhance the immune response of humans and animals. An antigen is any substance capable of eliciting an immune response. A patent application was filed in the UK for the use of BioSilicon as an adjuvant.

•

On July 31, 2006, we announced that Gavin Rezos had resigned for personal and family reasons as Managing Director and Chief Executive Officer of pSivida and its subsidiaries. Mr. Rezos agreed to make himself available in Australia as requested by us to help achieve certain goals pending the appointment of a permanent replacement.

•	On August 28, 2006, we announced that Heather Zampatti resigned as a director of the Company.

•	On October 10, 2006, we announced that the first patient had been implanted with BrachySil™ for the treatment of inoperable pancreatic cancer in London.

•	On December 20, 2006, we announced that Dr. Roger Aston had been re-appointed to the Board of Directors.

•

On December 26, 2006, we entered into an exclusive negotiation period with a major pharmaceutical company to acquire a worldwide royalty-bearing license to make, use and sell products using our drug delivery technologies. The pharmaceutical company agreed to make payments totaling US$990,000 (A$1.3 million) in exchange for the exclusive right, for a period of three months, to negotiate a licensing agreement with us and to fund the cost of a pre-clinical study.

•

On January 9, 2007, we entered into a drug delivery licensing agreement with a U.S. research company to develop our proprietary Durasert, Zanisert and CODRUG drug delivery technologies for infectious diseases and diseases of the ear. Under the terms of the license, the research company received exclusive rights to our technologies for diseases of the ear and for five specific infectious diseases, namely malaria, HIV/AIDS, influenza, tuberculosis, and osteomyelitis. All costs of development will be borne by the research company and we will be entitled to receive royalties and milestone payments. In addition, we granted the research company co-exclusive rights to the Durasert, Zanisert and CODRUG drug delivery technologies for other infectious diseases. Under this arrangement, either company can elect to convert their co-exclusive rights to exclusive rights for a specific infectious disease indication.

•

On January 24, 2007, we announced the retirement of Dr. Roger Brimblecombe as Executive Chairman and acting Chief Executive Officer. We also announced the appointments of Dr. Paul Ashton as our Managing Director and Dr. David J. Mazzo as our Chairman of the Board.

•

On January 29, 2007, we announced that Retisert® had been allocated a product-specific reimbursement code by the Center for Medicare Services (“CMS”) in the United States. The new code replaced the prior hospital outpatient code. CMS also published a payment rate for the code of US$19,345, or 106% of the average sales price for the product. The new code and the Medicare payment rate were effective as of January 1, 2007. Private insurers may pay at different rates than Medicare.

•

On April 4, 2007, following an exclusive negotiation period that commenced on December 26, 2006, we announced an exclusive world-wide Collaborative Research and License Agreement with Pfizer, Inc. for our controlled drug delivery technologies, including the Medidur technology, in ophthalmic applications. Under the terms of the agreement, Pfizer agreed to provide up to US$155 million in development and sales related milestones. In addition to milestone payments, Pfizer will fund the cost of the joint research program. We have granted Pfizer an exclusive license to market all products developed as part of this research collaboration in ophthalmic applications, and Pfizer will pay us a royalty on net sales of those products. Pfizer may terminate the agreement on 60 days notice without cause. In connection with the research and license agreement, Pfizer also made an equity investment in pSivida by purchasing ordinary shares for US$5.0 million (A$6.1 million). The proceeds of that investment were held in escrow until they were used in the full redemption of the Sandell note as of May 15, 2007.

•

On April 13, 2007, we announced the sale of 100% of the stock of our wholly-owned subsidiary, AION Diagnostics, Inc., to GEM Global Yield Fund, a portfolio management company. In addition to advance payments received of US$353,000 (A$450,000), at the closing of the transaction on April 12, 2007, we received a cash payment of US$1.5 million (A$1.8 million) and a promissory note of US$1.5 million (A$1.8 million) due within one year. The Company granted an exclusive license for non-electronic imaging diagnostic applications of its BioSilicon™ technology to AION in exchange for sales-based royalties on all commercialized products.

•	On April 24, 2007, we and Alimera Sciences announced that enrollment in the Phase III clinical trial of Medidur for DME had exceeded 50%.

•	On May 1, 2007, we announced that Dr. Roger Aston resigned as a director of the Company to focus on other activities.

•	On June 28, 2007, we announced an evaluation agreement with an undisclosed large global medical device company to evaluate cardiovascular delivery of drugs using our drug delivery technologies.

•

On August 3, 2007, the Company announced the appointment of Dr. Katherine Woodthorpe as an Australian-based Non-Executive Director. Dr. Woodthorpe has more than 25 years experience in the technology and commercialization industry and currently serves as the Chief Executive of the Australian Private Equity and Venture Capital Association, or AVCAL.

•

On August 13, 2007, we announced the completion of the recruitment phase of our Phase IIa clinical study of BrachySil for the treatment of inoperable pancreatic cancer in the United Kingdom and Singapore.

•

On August 27, 2007, the Company announced that it was no longer an FPI as defined under the Securities Act of 1933, as amended, and the Exchange Act. Following the closing of its July 2007 registered direct share offering, and based on an analysis of its current stockholders in accordance with the applicable rules, the Company has concluded that more than 50% of its outstanding voting securities are currently directly or indirectly owned by residents of the United States. Consequently, pSivida is no longer an FPI and is subject to all of the reporting requirements of the Exchange Act and other rules applicable to a U.S. domestic issuer effective for the first quarter of its fiscal year ending June 30, 2008.

Recently Issued Accounting Pronouncements Applicable to pSivida

Australian Pronouncements

Please refer to Note 1(v) to the audited consolidated financial statements for recently issued but not yet adopted accounting pronouncements in Australia that are applicable to us.

United States Pronouncements

Please refer to Note 29(e) to the audited consolidated financial statements for recently issued but not yet adopted accounting pronouncements in the United States that are applicable to us.

Summary of Critical Accounting Policies

We prepare our consolidated financial statements in accordance with A-IFRS. In preparing these financial statements, we make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. These estimates, judgments and assumptions, which management believes are reasonable under the circumstances and are based upon the information available at that time, cannot be made with certainty. These estimates may change as new events occur or as additional information is obtained, and because the use of such estimates is inherent in the financial reporting process, actual results could differ from those estimates. While there are a number of accounting policies, methods and estimates affecting our financial statements as described in Note 1 to the audited consolidated financial statements, management has identified certain of these accounting policies to be critical to aid in a full understanding and evaluation of our financial condition and results of operations. A critical accounting policy is one that is both material to the presentation of our financial statements and requires us to make subjective or complex judgments that could have a material effect on our financial condition and results of operations. We believe the following critical accounting policies, and our procedures relating to these policies, include our more significant judgments and estimates used in the preparation of our consolidated financial statements. Some of our accounting policies would be different if we prepared our consolidated financial statements in accordance with U.S. GAAP. Please refer to Note 28 to the audited consolidated financial statements for a summary of adjustments and related explanations used to reconcile our financial position at June 30, 2007 and 2006, and results of operations for the three years in the period ended June 30, 2007, from A-IFRS to U.S. GAAP.

Accounting for Convertible Notes

The Company financed certain of its activities through the issuance of convertible promissory notes with detachable warrants in November 2005 and September 2006 to institutional investors. As summarized in Note 1(g), these compound instruments require analysis of their component parts and appropriate classification as liabilities and equity. Our analyses concluded that the note holder conversion option was an embedded derivative that required bifurcation and classification as a derivative liability subject to fair value adjustment through the income statement. The fair value of the embedded derivative was estimated using a binomial tree model, taking into account assumptions as to share price volatility, dividend yield and market interest rates for a comparable non-convertible debt instrument.

The fair value of the detachable warrant was determined by deducting the liability component from the proceeds of the compound instrument. After a pro rata allocation of transaction costs between the debt and equity components, the effective interest rate method is used to amortize to finance costs the estimated future cash flows through the expected life of the financial liability, or such shorter period as may be deemed appropriate.

During the year ended June 30, 2007, the Company entered into multiple amendments of the terms of its November 2005 convertible note. For each amendment, the Company estimated the present value of the future cash flows of the amended note, including cash and non-cash consideration, against that of the pre-amendment note. If the resulting present values reflect a change of greater than 10%, the pre-amendment note is accounted for as an extinguishment of debt and the issuance of a new compound debt instrument. Alternatively, the amendment is treated as a modification of the original debt instrument. As more fully described in Note 10, there were three amendments to the November 2005 convertible note during the period. Two of those amendments met the criteria for extinguishment treatment and the other amendment was treated as a modification.

Collaborative Research and Development

Collaborative research and development revenue comprises amounts received for research and development activities under the consolidated group’s collaboration agreements. As summarized in Note 1(q), for contracts with specifically defined milestones, revenues from milestone payments related to agreements under which the consolidated group has no continuing performance obligations are recognized upon achievement of the related milestone which represents the culmination of the earnings process. Revenues from milestone payments related to research collaboration agreements under which the consolidated group has continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable; substantive effort is involved in achieving the milestone; and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone. If any of these conditions are not met, the milestone payments are deferred and recognized as revenue when the collaborating party confirms that the performance obligations have been met.

Impairment of Intangible Assets

At least annually on June 30, or if a “triggering event” occurs, the Company reviews the carrying value of its intangible assets. At December 31, 2006 and at June 30, 2007, the Company identified triggering events that required in depth assessment of the valuation of its Retisert patents, acquired in the CDS acquisition, and the BrachySil product candidates resulting from the patents and license assets of the Company’s pSiMedica subsidiary. The valuation assessment required detailed analysis of projected future cash inflows and cash outflows associated with each intangible asset. These projections required the application of numerous judgments. In the case of Retisert, a commercialized product with two years of sales history, these judgments and estimates included market penetration rates, estimated market growth, potential impact of new technologies under development, penetration rate for re-implants, appropriate weighted average cost of capital rate to discount the future cash flows. In the case of BrachySil, a product candidate in Phase II clinical trials, other estimates included cost and duration of later stage clinical trials, timing of regulatory approval, probability of a collaboration agreement with a third party, etc. Details of the impairment loss calculations are provided in Note 8.

Accounting for Business Combinations

We account for business combinations using the purchase method of accounting and accordingly, the assets and liabilities of the acquired entity are recorded at their estimated fair values at the date of acquisition. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill.

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

•	We applied assumptions related to determining the fair value of share-based payments to the issuance of 1,724,460 vested share options in exchange for the outstanding vested CDS options.

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

•

We reviewed the sales and leaseback transaction that CDS had entered into in relation to its premises, which resulted in a gain that had previously been accounted for by CDS as deferred revenue subject to amortization over the subsequent lease period. Based upon our analysis of the lease transaction, we concluded that the lease was an operating lease and that the transaction was established at fair value, and therefore the fair value of the deferred liability at the date of the acquisition was determined to be zero.

Intangible assets and goodwill

Intangible assets acquired in a business combination

All potential intangible assets acquired in a business combination are identified and recognized separately from goodwill, where they satisfy the definition of an intangible asset and their fair value can be measured reliably.

We determined that the portion of the CDS purchase price allocation assigned to Medidur meets the definition of in-process research and development, or IPR&D, as the product was in Phase III clinical trials and had not been approved by the FDA. Although the product candidate may have significant future importance, we consider that Medidur for DME does not have alternative future use other than the technological indications for which it is in development. Under AASB 3 and AASB 138, IPR&D is recognized as an asset separate from goodwill and, since the asset is not commercially available for use, the IPR&D will not be subject to amortization, but rather tested at least annually for impairment under A-IFRS.

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

Goodwill

Goodwill arising on consolidation consists of the excess of the cost of the acquisition over our interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. The excess of the A$116.9 million purchase price over the A$86.5 million of fair value of the assets and liabilities of CDS acquired at December 30, 2005, or A$30.4 million, was recorded as purchased goodwill and is subject to testing for impairment on at least an annual basis. In applying impairment testing, our judgment was that the consolidated entity is the deemed cash-generating unit. In making this determination we considered that (1) we operate in one business segment, the biotechnology sector; and (2) our executive management assesses operating performance and reviews financial statements predominantly at the consolidated level.

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

Results of Operations for the Year Ended June 30, 2007 Compared to the Year Ended June 30, 2006

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the notes thereto included elsewhere herein, which have been prepared in accordance with A-IFRS. A reconciliation of net loss and net equity from A-IFRS to U.S. GAAP is included and separately discussed in Note 28 to those consolidated financial statements. The following table presents consolidated statement of operations information as a reference for management’s discussion which follows:

	Year ended June 30,		Increase (Decrease)	% Change
	2007	2006	2006 to 2007	2006 to 2007
	(In thousands of Australian dollars, except percentages)
Revenue	2,282	1,393	889	68.8%
Other income	354	580	(226)	(39.0)%
Research and development—impairment of intangible assets	(94,443)	—	(94,443)	na
Research and development—other	(23,620)	(26,620)	3,000	(11.3)%
Selling, general and administrative	(15,309)	(12,628)	(2,681)	21.2%
Interest and finance costs	(10,802)	(4,544)	(6,258)	137.7%
Change in fair value of derivative	14,548	3,408	11,140	326.9%
Loss on extinguishment of debt	(28,160)	—	(28,160)	na
Gain on sale of subsidiary	4,844	—	4,844	na
Foreign exchange gain	303	725	(422)	(58.2)%

Loss before income tax	(150,004)	(37,686)	(112,318)	298.0%
Deferred income tax benefit	27,746	9,520	18,226	191.4%

Loss for the period	(122,258)	(28,166)	(94,092)	334.1%

na = not applicable

Net Loss

Our net loss increased to A$122.3 million for the year ended June 30, 2007 from A$28.2 million for the year ended June 30, 2006, an increase of approximately A$94.1 million, or 334.1%. The increased net loss was primarily attributable to:

•	impairments of intangible assets totaling A$94.4 million;

•	loss on extinguishment of convertible notes totaling A$28.2 million; and

•	an increase of A$6.3 million of interest and finance costs, principally related to our convertible note transactions.

These increased loss amounts were partially offset by:

•

an increase of A$11.1 million of change in fair value of derivative related to marked-to-market revaluations of (i) the embedded conversion options of our convertible note transactions and (ii) the options issued to investors denominated in A$ currency, which is different to the Company’s US$ functional currency;

•	an increased deferred tax benefit of A$18.2 million, predominantly attributable to the impairment write-downs of certain of our intangible assets; and

•	a A$4.8 million gain on the sale of our former subsidiary AION Diagnostics, Inc.

Revenue

Revenue increased by approximately A$889,000, or 68.8%, to A$2.3 million for the year ended June 30, 2007 from A$1.4 million for the year ended June 30, 2006. The revenues in both periods were predominantly related to the operations of pSivida Inc (formerly CDS), which was acquired on December 30, 2005, the mid-point of the earlier fiscal year. The increase was primarily attributable to a A$785,000 increase in royalty income from Bausch & Lomb on its sales of Retisert.

Royalty income for the year ending June 30, 2008 is currently expected to decrease substantially from the prior year in connection with the advance royalty agreement entered into by CDS in June 2005. Pursuant to that agreement, from June 30, 2007 the next US$4.7 million (A$5.5 million) of Retisert royalties otherwise payable will be retained by Bausch & Lomb. Assuming future sales of Retisert by Bausch & Lomb at levels consistent with the year ended June 30, 2007, the next US$4.7 million of royalties otherwise payable would require approximately 2.5 years.

Other Income

Other income, which consisted primarily of interest income, decreased by A$226,000, or 39.0%, to A$354,000 for the year ended June 30, 2007 from A$580,000 for the year ended June 30, 2006. The decrease was attributable to reduced levels of cash during the year, partially offset by an upward trend in interest rates.

Research and Development – Impairment of Intangible Assets

Impairment of intangible assets totaled A$94.4 million for the year ended June 30, 2007 compared to A$Nil for the year ended June 30, 2006. The impairment write-downs consisted of A$59.7 million attributable to our Retisert patents and A$34.7 million related to the patents and licenses of our pSiMedica subsidiary and its BrachySil product candidates. As more fully discussed in Note 8 of our audited consolidated financial statements included elsewhere herein, these write-downs were the result of identifiable triggering events, as defined in AASB 136, “Impairment of Intangible Assets”, that required us to assess the recoverability of the carrying value of these intangible assets at December 31, 2006 and further at June 30, 2007. At June 30, 2007, the remaining carrying values of these intangible assets were A$12.4 million for Retisert and A$4.7 million for BrachySil.

Research and Development – Other

Research and development – other decreased by approximately A$3.0 million, or 11.3%, to A$23.6 million for the year ended June 30, 2007 from A$26.6 million for the year ended June 30, 2006. This decrease was primarily attributable to the following factors:

•

amortization of intangible assets decreased by approximately A$1.3 million due to the effect of significant asset impairment write-downs at December 31, 2006, partially offset by the effect of amortization of the Retisert patents for only six months in the prior year (from the December 30, 2005 acquisition date of CDS);

•

UK and Singapore-based operating expenses decreased by approximately A$3.7 million as a result of (i) significant head count reductions in the UK; (ii) reduced levels of clinical trial program activities; and (iii) reduced depreciation expense;

•	the research operations of our AION Diagnostics subsidiary, which was sold in April 2007, decreased by approximately A$500,000; and

•

U.S.-based operating expenses increased by approximately A$3.0 million, primarily reflecting a full year of research operations of pSivida Inc., which commenced operations on December 30, 2005 as a result of the CDS acquisition.

Selling, General and Administrative

Selling, general and administrative costs increased by approximately A$2.7 million, or 21.3%, to A$15.3 million for the year ended June 30, 2007 from A$12.6 million for the year ended June 30, 2006. This increase was primarily attributable to the following factors:

•	an increase of approximately A$2.5 million of personnel, occupancy and operating costs for pSivida Inc, which represented a full year of operations compared to six months of the prior year; and

•

an increase of approximately A$2.3 million of legal and audit fees in connection with U.S. statutory filings, registration statement filings in connection with convertible note transactions and amendments thereto, the negotiation of license agreements and evaluation of potential financing sources; partially offset by

•

a decrease of approximately A$1.2 million of share-based payments expense attributable to reduced amortization of non-vested ADSs issued in connection with the acquisition of CDS, forfeitures of unvested options. and the effect of reduced share prices on the revaluation of options containing undefined performance conditions.

Interest and Finance Costs

Interest and finance costs increased by approximately A$6.3 million, or 137.7%, to A$10.8 million for the year ended June 30, 2007 from A$4.5 million for the year ended June 30, 2006.This increase was attributable to:

•

an increase of A$1.2 million in interest expense, of which A$575,000 was related to interest on our convertible note transaction and A$640,000 was related to interest accrued on the portion of shared Medidur for DME development costs that we elected not to pay;

•	an increase of A$2.6 million in the amortization of debt discount and issue cost components of our convertible note transactions; and

•	an increase in registration rights penalties of A$2.4 million predominantly related to delayed fulfillment of the registration rights requirements of our convertible note agreements.

As of June 30, 2007, we have redeemed all of the outstanding convertible note balances. In addition, all of the registration statements required to be filed in connection with the convertible note transactions have been filed and declared effective by the SEC. Accordingly, timely filing of our US GAAP-reconciled financial statements with the SEC that are required to maintain the effectiveness of these registration statements will result in the elimination of any future interest and finance costs related to these convertible note transactions.

Change in Fair Value of Derivative

Change in fair value of derivative increased by approximately A$11.1 million, or 326.9%, to income of A$14.5 million for the year ended June 30, 2007 from A$3.4 million for the year ended June 30, 2006.

We recorded derivative liabilities in connection with the embedded conversion option feature of our convertible note issued to Sandell in November 2005, as amended, and of our convertible notes issued to Absolute in September 2006. These derivative liabilities were revalued at market from inception until the notes were redeemed in May 2007 and June 2007, respectively. The change in fair value of derivative related to the convertible note transactions totaled A$5.9 million and A$3.4 million in the years ended June 30, 2007 and 2006, respectively.

In connection with several capital raising transactions during the year ended June 30, 2007, we issued to investors ordinary shares together with detachable options to purchase additional ordinary shares over a specified time period. To the extent that the options were denominated in A$, which was different to pSivida’s US$ functional currency, the value of the options were recorded as a derivative liability, subject to revaluation at subsequent reporting dates. The change in fair value of derivative related to these investor options resulted in income during the period of A$8.6 million.

Loss on Extinguishment of Debt

Loss on extinguishment of debt totaled A$28.2 million for the year ended June 30, 2007 compared to A$Nil for the year ended June 30, 2006. In each of September 2006 and December 2006, we amended the terms of the convertible promissory note issued to Sandell in November 2005. The terms of each of those amendments required the original note to be extinguished and the amended note to be accounted for as the issuance of a new debt instrument. In May 2007 we redeemed the Sandell note by a single payment of US$13.8 million (A$16.5 million) and in June 2007, we redeemed the Absolute notes by payments of US$ 885,000 (A$1.1 million). In connection with each of the Sandell amendments and the final Sandell redemption, we issued warrants that were treated as additional consideration paid by us to Sandell in the extinguishment transactions. These warrants, valued using the Binomial Tree Method, accounted for US$20.7 million (A$26.3 million) of the total loss on extinguishment of debt during the year ended June 30, 2007.

Gain on Sale of Subsidiary

Gain on sale of subsidiary totaled A$4.8 million for the year ended June 30, 2007 compared to A$Nil for the year ended June 30, 2006. In April 2007, we sold the shares of our wholly-owned subsidiary, AION Diagnostics, Inc., for total consideration of approximately US$3.4 million (A$4.1 million), which consisted of cash and a US$1.5 million (A$1.8 million) promissory note due April 2008 with interest at 8%. We recorded a gain on sale of A$4.8 million in connection with this transaction.

Foreign Exchange Gain

Foreign exchange gain decreased by A$422,000, or 58.2% to A$303,000 for the year ended June 30, 2007 from A$725,000 for the year ended June 30, 2006. This decrease was primarily due to lower cash balances held by pSivida Limited that were denominated in foreign currencies (currencies other than the company’s function currency). During the year ended June 30, 2007 cash balances held in A$ benefited from the strengthening of the A$ against the US$ currency. For the year ended June 30, 2006 pSivida Limited changed its functional currency from A$ to US$ at December 31, 2005 as a result of its acquisition of CDS. For the period from July 2005 through December 2005, pSivida Limited benefited by the weakening of the A$ against the US$ currency and for the period from January 2006 through June 2006 pSivida Limited benefited by the strengthening of the British Pound and A$ against the US$ currency.

Deferred Income Tax Benefit

Deferred income tax benefit increased by approximately A$18.2 million, or 181.4%, to A$27.7 million for the year ended June 30, 2007 from A$9.5 million for the year ended June 30, 2006. The current year increase is primarily attributable to the tax effect of the impairment of our intangible assets.

Results of Operations for the Year Ended June 30, 2006 Compared to the Year Ended June 30, 2005

	Year ended June 30,		Increase (Decrease)	% Change
	2006	2005	2005 to 2006	2005 to 2006
	(In thousands of Australian dollars, except percentages)
Revenue	1,393	162	1,231	759.9%
Other income	580	660	(80)	(12.1)%
Research and development	(26,620)	(14,358)	(12,262)	85.4%
Selling, general and administrative	(12,628)	(5,623)	(7,005)	124.6%
Interest and finance costs	(4,544)	(32)	(4,512)	14,100.0%
Change in fair value of derivative	3,408	—	3,408	na
Foreign exchange gain	725	(1,623)	2,348	(144.7)%

Loss before income tax	(37,686)	(20,814)	(16,872)	81.1%
Deferred income tax benefit	9,520	3,621	5,899	162.9%

Loss for the period	(28,166)	(17,193)	(10,973)	63.8%
Loss attributable to minority interest	—	399	(399)	na

Loss attributable to members of the parent entity	(28,166)	(16,794)	(11,372)	67.7%

na = not applicable

Net Loss

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

Selling, General and Administrative

Selling, general and administrative costs increased to A$12.6 million for the year ended June 30, 2006 from A$5.6 million for the year ended June 30, 2005, an increase of A$7.0 million, or 124.6.0%. This increase was primarily due to:

•	operating costs of approximately A$3.0 million for pSivida Inc, which consisted primarily of personnel and associated costs, office expense, insurance and depreciation;

•

approximately A$1.6 million of additional consulting, legal, audit fees associated with U.S. regulatory and statutory reporting requirements that were largely the result of the listing of our ADSs on the NASDAQ Global Market from January 2005, the acquisition of CDS in December 2005 and the registration statement filing requirements associated with our initial convertible note transaction in November 2005 and other issuances of our equity securities; and

•

approximately A$1.5 million of additional share-based payments expense in connection with (1) the adoption of AASB 2 as of July 1, 2005; and its retrospective application for options that were unvested as of January 1, 2005; and (2) amortization of unearned compensation related to the issuance of non-vested ADSs in connection with the December 30, 2005 acquisition of CDS.

Research and Development

Research and development expense increased to A$26.6 million for the year ended June 30, 2006 from A$14.4 million for the year ended June 30, 2005, an increase of A$12.3 million, or 85.4%. Approximately A$4.4 million of the increase was attributable to the operations of pSivida Inc., primarily related to the Medidur for DME Phase III clinical trial in conjunction with Alimera Sciences and patent and legal costs. An additional A$3.2 million was related to amortization of the Retisert intangible asset recorded in connection with the acquisition of CDS. The remaining increase of A$4.7 million was primarily attributable to the ongoing development of our BioSilicon technology, including commencement of our Phase IIb clinical trial for lead product candidate BrachySil for the treatment of primary liver cancer, a related increase in headcount, principally at our Malvern, UK and Singapore offices to support the commencement of the trial and depreciation expense related to the completion, in September 2005, of the construction of a cleanroom facility dedicated to the final process in the manufacture of BrachySil for future clinical and commercial use.

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

B. LIQUIDITY AND CAPITAL RESOURCES

We have incurred operating losses since inception, and at June 30, 2007, we had an accumulated deficit of A$179.2 million. The Company has negative cash flow from operations since it is still in a development stage and its research and development costs and selling and administrative costs, in the aggregate, have exceeded its revenues. Since our inception, we have relied, and intend to continue to rely, primarily on the proceeds from sales of our equity and debt securities, consulting revenue, license fees and collaboration payments to fund our operations.

Cash and cash equivalents totaled A$3.1 million at June 30, 2007, compared to A$15.4 million at June 30, 2006. In July 2007, we completed a share offering pursuant to which we issued 14,402,000 ADSs and 20,547,945 ordinary shares (an aggregate of 164,567,945 equivalent ordinary shares) for gross proceeds of approximately US$20.6 million (A$24.0 million). Estimated share issue costs totaled US$2.6 million (A$3.0 million). The shares issued represented 29.1% of the issued and outstanding shares at June 30, 2007. Included in the share issue was an additional purchase of 5,200,000 ADS (52,000,000 ordinary shares) by Pfizer in connection with the terms of the Collaborative Research and License Agreement entered into by the Company and Pfizer on April 3, 2007.

Net cash used in operating activities totaled A$25.0 million for the year ended June 30, 2007, compared to A$21.7 million for the year ended June 30, 2006. The increase of A$3.3 million was primarily attributable to a full year of operating costs for pSivida Inc, which was acquired on December 30, 2005 and , to a lesser degree, increased interest expense paid on outstanding convertible note borrowings and decreased interest income received as a result of lower cash balances during the period.

Net cash provided by investing activities totaled A$2.1 million for the year ended June 30, 2007, compared to A$5.6 million of cash used in investing activities for the year ended June 30, 2006. Cash flows from investing activities during the year ended June 30, 2007 were predominantly related to the A$2.2 million of proceeds received from the sale of our AION Diagnostics, Inc. subsidiary. Cash flows used in investing activities during the year ended June 30, 2006 included A$4.0 million of cash paid for the acquisition of CDS (net of cash acquired). The increase in net cash provided by investing activities was also attributable to a A$1.5 million reduction in purchases of plant and equipment in fiscal 2007 compared to fiscal 2006, primarily due to the construction of our clean room facility in Germany during 2006.

Net cash flows from financing activities totaled A$11.9 million for the year ended June 30, 2007 compared to A$29.2 million for the year ended June 30, 2006. Cash flows from financing activities during the year ended June 30, 2007 reflected the following transactions:

(a)	Share issues

Date	Transaction	Number of Ordinary Shares	Per Share Price	Gross Proceeds	Share Issue Costs
			A$	A$’000	A$’000
Dec-06	Private placement	14,330,768	0.26	3,726	(171)

Feb-07	Private placement	50,044,132	0.23	11,510	(752)

Apr-07	Private placement	63,380,453	0.27	17,171	(751)

Various note conversions by:

	Sandell	6,780,570	0.21	n/a	(27)

	Absolute	34,839,200	0.20	n/a	(123)

		169,375,123		32,407	(1,824)

(b)	Proceeds from borrowings:

In September 2006, we issued subordinated convertible notes to Absolute in the amount of US$6.5 million (A$8.6 million) less borrowing costs of US$1.1 million (A$1.5 million). In connection with various Sandell note amendment agreements, we incurred borrowing costs of US$288,000 (A$382,000)

(c)	Payment of note redemption costs and penalties:

•	During the year ended June 30, 2007 we paid aggregate registration rights delay penalties of approximately US$2.3 million (A$2.9 million), primarily in connection with the Sandell note.

•

In connection with the September 14, 2006 amendment of the Sandell note we made an additional payment to Sandell of US$1.0 million (A$1.3 million) and in connection with the October 17, 2006 letter agreement with Sandell we agreed to make aggregate payments of US$450,000 (A$573,000)

•

In connection with the optional redemptions of the Sandell and Absolute notes, we were required to pay an 8% premium to the principal and accrued interest amounts being redeemed, or approximately US$1.0 million (A$1.3 million). In addition, in order for us to redeem the Sandell note at a date earlier than specified under the note agreement, we agreed to pay an additional fee of approximately US$1.0 million (A$1.3 million)

(d)	Repayment of borrowings:

•	In connection with the September 14, 2006 amendment of the Sandell note, we repaid US$2.5 million (A$3.3 million) of the note principal

•	In connection with the May 15, 2007 redemption of the Sandell note, we repaid the remaining US$ 11.7 million (A$14.0 million) of the note principal

•	In connection with the June 14, 2007 redemption of the Absolute notes, we repaid the remaining US$806,000 (A$1.0 million) of the principal of the notes.

pSivida had no borrowings as of June 30, 2007.

Cash flows from financing activities during the year ended June 30, 2006 reflected the following:

•

in September 2005, we issued 665,000 ADSs (representing 6,650,000 of our ordinary shares) at a price of US$6.50 (A$8.48) each, raising US$4.3 million (A$5.7 million) before costs of A$468,873 in a private placement structured as a PIPE;

•	in November 2005, we issued a subordinated convertible promissory note in the principal amount of US$15 million (A$19.7 million) before costs of A$607,196 to an institutional investor; and

•	in June 2006, we issued 10,515,811 new ordinary shares at a price of A$0.60 each, raising A$6.3 million, before costs, through a Rights Issue

Our existing cash resources, including the approximate A$21.0 million of net proceeds from our July 2007 share issue, will not be sufficient to fund the expenditures necessary over the next several years to support the commercial introduction of any of our current product candidates and to continue our operations until the time of such introduction. We believe that existing cash balances are sufficient to continue operations through at least June 30, 2008. However, we will need to raise additional funds through a private or public offering of equity or debt securities prior to June 30, 2008 to continue to conduct our operations as we have been conducting them to date, including the development of our current product candidates for commercialization. If we do not raise additional funds prior to June 30, 2008, we will be required to scale back our operations significantly in order to continue as a going concern. The Company is unable to predict the types of financing that may be available to us, but would prefer to raise funds through the sale of equity versus debt securities. The terms and amount of any such financing will depend upon, amongst other things, the progress of our research and development activities, the price of the Company’s stock and general market conditions. The Company’s goal would be to raise sufficient funds in order to conduct its operations as currently conducted through at least June 30, 2009. The timing and amount of this and other future capital requirements will depend upon many factors, including, but not limited to:

•

the extent of Retisert royalties and the amount of time that elapses until the advance royalty agreement with Bausch & Lomb related to the Retisert product is completed, after which we will be entitled to receive Retisert royalty payments;

•	the success and continued activity under our collaborative research and licensing agreement with Pfizer;

•	the success under our collaborative research and licensing agreement with Alimera Sciences and the costs that we incur under that agreement;

•	the scope and extent of our operations;

•	our ability to secure additional collaborations;

•	the successful completion and timing of satisfaction of development milestones;

•	the magnitude and scope of, and continued progress in, our other research and development programs;

•	our ability to establish and maintain strategic arrangements for research, development, clinical testing, manufacturing and marketing;

•	the cost of operating as a public company under both Australian and U.S. law and any potential reincorporation transaction;

•	the progress with pre-clinical and clinical trials for our product candidates;

•	the time and costs involved in obtaining regulatory approvals; and

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims.

We do not know whether additional financing will be available when needed or on terms favorable to us or our stockholders. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or to obtain funds through collaborations with others that are on unfavorable terms or that may require us to relinquish certain rights to our technologies or products, including potentially our Medidur product that we would otherwise seek to develop in collaboration with Alimera or our lead BioSilicon product that we are currently developing on our own or curtail our operations in whole or in part. Further, we may be required to terminate our operations if we are not successful in raising additional funds.

54

Management does not currently contemplate that any equity or debt offering completed in the year ending June 30, 2008 will raise sufficient proceeds to fund the company through to profitability. We have not achieved profitability and expect to continue to incur net losses through at least the fiscal year ended June 30, 2010.

Cash to fund working capital requirements is managed centrally within each of the countries in which we operate. As management of the Group has transitioned from Australia to the U.S., management of cash deposits has become more concentrated in U.S. dollars.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our primary activity is the development of products based on our Durasert, BioSilicon and CODRUG technologies. Our research and development expenses were A$118.1 million, A$26.6 million and A$14.4 million during the years ended June 30, 2007, 2006 and 2005, respectively. Of these amounts, A$104.4 million, A$11.6 million and A$6.7 million respectively, consisted of impairment write-downs of certain of our intangible assets, amortization of intangible assets and depreciation of property, plant and equipment used solely for research and development activities.

The remainder of our research and development expenses totaled approximately A$13.7 million for the year ended June 30, 2007, A$15.0 million for the year ended June 30, 2006 and A$7.7 million for the year ended June 30, 2005 and consisted primarily of costs for research and development personnel, expenses for clinical trials and testing, laboratory facilities. Such costs are charged to the operations as incurred. The decrease in these research and development expenses in the latest fiscal year was attributable to:

•	a significant reduction of headcount at our Malvern, UK facility and the corresponding reduction of our BioSilicon clinical development programs; partially offset by

•

increased research and development activities of pSivida Inc., primarily related to the Medidur for DME Phase III clinical trial in conjunction with Alimera Sciences, as a result of the acquisition of CDS on December 30, 2005;

The increase in our research and development expenses during the year ended June 30, 2006, as compared to the year ended June 30, 2005, was attributable to:

•	the operations of pSivida Inc., primarily related to the Medidur for DME Phase III clinical trial in conjunction with Alimera Sciences and patent and legal costs; and

•	development of our BioSilicon technology, including:

•	commencement of a Phase IIb clinical trial for Brachysil for the treatment of primary liver cancer; and

•	a related increase in headcount, principally at our Malvern, U.K. and Singapore offices to support commencement of the trial.

For a more detailed discussion of our research and development activities and policies, please see Item 4B, “Business Overview”.

D. TREND INFORMATION

We are a development stage enterprise, and it is not possible for us to predict with any degree of accuracy the outcome of our ongoing research and commercialization efforts.

Our expenditures on research and development are expected to be significant for the foreseeable future. Exclusive of non-cash charges related to our intangible assets, we currently expect research and development expense for the coming year to approximate the A$13.7 million incurred during the year ended June 30, 2007, unless cutbacks are required to conserve cash.

E. OFF-BALANCE SHEET ARRANGEMENTS

We currently do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our minimum contractual obligations as of June 30, 2007 for payments under existing operating leases:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In Thousands of Australian Dollars)

Operating Lease Obligations	572	486	86	—	—

Purchase Obligations	114	90	24	—	—

Total	686	576	110	—	—

Our purchase obligations primarily consist of purchase orders for clinical trial materials, suppliers and other operating needs.

We are also have contractual obligations that are variable in nature and, as such, are not included in the above table. These include the following:

Alimera Sciences. In February 2005, CDS entered into a collaborative development and product license agreement with Alimera Sciences relating to the development of our Medidur for DME product. Under the agreement, we jointly fund the development costs with Alimera. Should development efforts be successful, Alimera Sciences will manufacture and sell the product for us, subject to a profit sharing arrangement. In the event that we fail to make development payments exceeding US$2.0 million (A$2.4 million) for the product, Alimera Sciences may complete the development using other funds and substantially reduce our economic interest in any sales of the developed product from a share of profits to a sales-based royalty. As of August 31, 2007, we have chosen not to make accrued development payments to Alimera Sciences in an aggregate amount of approximately US$1.9 million (A$2.3 million). Together with contractual penalties and accrued interest on these unfunded development costs, the aggregate balance of US$3.6 million (A$4.2 million) at June 30, 2007 will be offset against the Company’s initial profit share earned subsequent to commercialization of the Medidur for DME product.

Executive contracts. The Company has agreements with four executive officers which will require the Company to make severance payments to them if the Company terminates their employment without cause or the executives resign for good cause. If the Company terminated all four executives as of this date, or if all four executives resigned for good cause, the Company would be required to make aggregate payments up to US$1.5 million (A$1.8 million). The amounts payable pursuant to severance arrangements change over time depending upon the date of termination and the then current salaries.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The members of the board of directors of pSivida and their principal occupations are as follows:

Name	Date of Appointment	Principal Occupation
Dr. David Mazzo (1)	July 25, 2005	President and Chief Executive Officer, Aeterna Zentaris, Inc

Dr. Paul Ashton (2)	December 30, 2005	Managing Director, pSivida Limited

Mr. Michael Rogers	July 27, 2005	Executive Vice President, Chief Financial Officer and Treasurer of Indevus Pharmaceuticals Incorporated

Dr. Katherine Woodthorpe	August 3, 2007	Chief Executive of the Australian Private Equity & Venture Capital Association Limited

(1)	Dr. David Mazzo was appointed Non-Executive Chairman of the Board of Directors on January 24, 2007. Prior to January 24, 2007, Dr. Mazzo was a Non-Executive Director.
(2)	Dr. Paul Ashton was appointed Managing Director on January 24, 2007. Prior to January 24, 2007, Dr. Ashton was Executive Director of Strategy and a Non-Executive Director.

No director was appointed as a result of any arrangement or understanding with a major shareholder, customer, supplier or others.

Dr. David Mazzo

Dr. Mazzo is President and CEO of Aeterna Zentaris, Inc. (AEZS), a late-stage, public (NASDAQ and TSX) global biopharmaceutical company headquartered in Quebec, Canada with operational offices and laboratories in New Jersey, USA and Frankfurt, Germany. From April 2003 until his appointment as President and CEO of AEZS in April 2007, Dr Mazzo was President and CEO of Chugai Pharma USA, part of the Roche group of companies and a subsidiary of Chugai Pharmaceutical Company Limited (Japan), a global research-based pharmaceutical company. Dr Mazzo holds a Bachelor of Arts with Honours (Interdisciplinary Humanities) and a Bachelor of Science with Honours in Chemistry from Villanova University, and a Master of Science in Chemistry and a PhD in Analytical Chemistry from the University of Massachusetts/Amherst. He complemented his American education as a Research Fellow at the Ecole Polytechnique Fédérale de Lausanne, Switzerland.

Dr. Mazzo is also a director of the NASDAQ-listed Avanir Pharmaceuticals (appointed August 1, 2005).

Dr. Paul Ashton

Until becoming Managing Director of the Company on January 24, 2007, Dr. Ashton served as Executive Director of Strategy of the Company from December 30, 2005. Dr. Ashton was the President, Chief Executive Officer (CEO), and a director of Control Delivery Systems (CDS) prior to its acquisition by the Company on December 30, 2005. Dr. Ashton was a co-founder of CDS, which was formed in 1991. He served as a member of the board of directors of CDS from its inception and as CEO from 1996 until its acquisition by the Company. Before co-founding CDS, Dr. Ashton is a visiting professor of ophthalmology at the University of Kentucky. He also previously worked at Hoffman-LaRoche. He also served on the faculty of Tufts University for four years. Dr. Ashton received a BSc in chemistry from Durham University, England, and a PhD in pharmaceutical science from the University of Wales.

Mr. Michael Rogers

Mr. Rogers is Executive Vice President, Chief Financial Officer (CFO) and Treasurer of Indevus Pharmaceuticals Incorporated, a biopharmaceutical company based in Lexington, Massachusetts, USA. Mr Rogers received an MBA from the Darden School of Business, University of Virginia and a BA, Political Science from Union College, and has significant financing, acquisition, investment banking and partnering experience relating to pharmaceutical and biotechnology companies. Mr. Rogers chairs the Audit Committee and is a designated “audit committee financial expert.”

Dr. Katherine Woodthorpe

Dr. Woodthorpe is the Chief Executive of the Australian Private Equity & Venture Capital Association Limited (AVCAL). In addition, Dr. Woodthorpe is Chair of the Antarctic Climate and Ecosystems Cooperative Research Centre, Director of Insearch Ltd and Council Member, University of Technology Sydney. Prior to AVCAL, she worked as a professional Non-Executive Director and management adviser where her areas of expertise included developing strategies for rapid growth and commercialization of technology products and services.

Recent Changes

Mr. Stephen Lake resigned as a Non-Executive Director of pSivida Limited on August 3, 2007 after having served since July 30, 2004. Dr Roger Aston resigned as a Non-Executive Director on May 1, 2007, after having been re-appointed as Director on December 20, 2006. Dr. Roger Brimblecombe retired as Acting Chief Executive Officer and Acting Executive Chairman of the Board on January 24, 2007, having been appointed on July 31, 2006. On January 24, 2007, Dr. Mazzo became Non-Executive Chairman of the Board of Directors and Dr. Ashton became Managing Director. Ms. Heather Zampatti, a Non-Executive Director, resigned from pSivida’s board on August 28, 2006. She was originally appointed on January 12, 2006. Mr. Gavin Rezos resigned as Managing Director of pSivida Limited on July 31, 2006 after having served as Managing Director since December 1, 2000.

Executive Officers

The current executive officers of pSivida and their positions are as follows:

Name	Title
Dr. Paul Ashton	Managing Director

Mr. Aaron Finlay	Company Secretary

Ms. Lori Freedman	Vice President for Corporate Affairs, General Counsel and Company Secretary

Mr. Michael Soja	Vice President of Finance, Chief Financial Officer and Treasurer

No executive officer was appointed as a result of any arrangement or understanding with a major shareholder, customer, supplier or others.

Aaron Finlay

Mr. Finlay serves as the Australian Company Secretary for the Company having joined the Company in May 2004. Until February 28, 2006, Mr. Finlay served as Chief Financial Officer of the Company. Previously, he was INVESCO Australia’s CFO where he had responsibility for the operations of finance, as well as the compliance, legal, and human resources functions. Prior to that position, Mr. Finlay was head of group tax and corporate treasury for INVESCO’s global operations based in London. Before joining INVESCO, Mr. Finlay worked for PricewaterhouseCoopers (then Price Waterhouse) in London and Perth. Mr. Finlay is currently a Non-Executive Director of GSF Corporation Limited, an ASX listed company.

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

Recent Changes

Gavin Rezos resigned from his position as Managing Director of pSivida Limited on July 31, 2006, and Dr. Roger Brimblecombe was appointed as Acting Chief Executive Officer and Acting Executive Chairman of the Board on that same date. Dr. Brimblecombe resigned as Acting Chief Executive Officer and Acting Executive Chairman of the Board on January 24, 2007. Dr. Paul Ashton became Managing Director of the Company on that date.

B. COMPENSATION

The remuneration committee of our board issues recommendations on compensation of directors and officers, which are approved by our full board, which approval must include a majority of the independent directors.

Remuneration for the services of our executive officers are formalized in service agreements. These agreements generally provide for a base salary, insurance benefits and reimbursement of expenses incurred on our behalf. Details of the nature and amount of each element of compensation paid to our directors and executive management for the year ended June 30, 2007 are shown in the following table. Compensation amounts include all contingent or deferred compensation accrued for the year, even if that compensation is payable at a later date.

	Short-term Benefits			Post-Employment	Share- based Payments	Total	Proportion Related to Performance
	Salary and Fees	Bonus	Other Benefits	Super- annuation	Options *
	A$	A $	A $	A$	A$	A$	%
Directors
Dr. P. Ashton (ii) (iii)	399,216	32,869	9,755	16,782	(34,118)	424,504	-0.3%
Dr. D. Mazzo (iv)	71,983	—	—	—	19,972	91,955	—
Mr. M. Rogers (iv)	62,347	—	—	—	19,972	82,319	—
Mr. S. Lake	30,726	—	—	—	—	30,726	—
Dr. R. Aston	23,185	—	—	—	—	23,185	—
Dr. R. Brimblecombe	105,050	—	—	—	—	105,050	—
Ms. H. Zampatti	5,500	—	—	495	—	5,995	—
Mr. G. Rezos	80,500	—	—	2,625	—	83,125	—

	778,507	32,869	9,755	19,902	5,826	846,859

Group Executives
Mr. A. Finlay	310,856	—	9,284	27,977	—	348,117	—
Ms. L. Freedman (i) (ii) (iii)	346,724	70,374	24,588	17,336	1,372	460,394	15.6%
Mr. M. Soja (i) (ii) (iii)	346,724	69,017	24,588	13,869	1,372	455,570	15.5%

	1,004,304	139,391	58,460	59,182	2,744	1,264,081

Totals	1,782,811	172,260	68,215	79,084	8,570	2,110,940

*	These options had no intrinsic value at the time of issue.
(i)	A total of 1,150,000 options were issued to employees in October 2006, of which 250,000 options were issued to each of Ms. Freedman and Mr. Soja. The options are exercisable at A$0.325, being a 10% premium to the closing share price on the day of issue of the options. The options vest in three tranches one, two and three years after issue and expire on September 30, 2011.

No options were issued to directors during the year ended June 30, 2007.

(ii)	Bonuses were paid to these executives to partially compensate them for the tax consequences of the vesting of pSivida shares issued to them in exchange for equity held by them in CDS at the December 30, 2005 acquisition date.

(iii)	Share-based payments include credits attributable to the revaluation of prior year options granted with undefined performance conditions.

(iv)	The share-based payments of Dr. Mazzo and Mr. Rogers reflect expenses recognized by the company during the year ended June 30, 2007 with respect to options that were granted during the year ended June 30, 2006 but whose vesting period continued into the year ending June 30, 2007.

Pension, Retirement or Similar Benefits

Under Australian government regulations, we are legally required to contribute 9% of our Australian employees’ gross income to an approved superannuation fund. For the years ended June 30, 2007 and 2006, employer contributions totaled A$104,000 and A$131,000, respectively. Employees are entitled to contribute additional amounts to the fund at their own discretion. We make the required contribution to each employee’s nominated Superannuation Fund. Contributions by pSivida of up to 9% of employees’ wages and salaries are legally enforceable in Australia.

pSiMedica operates a defined contribution pension scheme. The pension cost charges for the years ended June 30, 2007 and 2006 under the defined contribution scheme were £77,000 (A$189,000) and £97,000 (A$229,000), respectively.

pSivida Inc. offers a savings plan to eligible employees that is intended to qualify under Section 401(k) of the Internal Revenue Code. Participating employees may contribute up to US$15,000 of their pre-tax compensation, subject to certain limitations. pSivida Inc. matches employee contributions up to a maximum of 5% of the employees’ qualified compensation. Total contributions were US$105,000 (A$133,000) for the year ended June 30, 2007 and US$45,000 (A$60,000) for the period from December 30, 2005 (date of acquisition) through June 30, 2006.

C. BOARD PRACTICES

The role of the board of directors is to oversee and guide the management of pSivida with the aim of protecting and enhancing the interests of its shareholders and taking into account the interests of other stakeholders including employees and the wider community. The directors exercise all of the powers that our constitution, the Corporations Act 2001, the Australian Stock Exchange or the Australian Stock Exchange Listing Rules do not reserve to the shareholders in general meeting. Compensation for the services of our independent directors is detailed in a service agreement which does not provide for benefits upon termination. Compensation for the services of our officers that also serve as directors is detailed in their respective employment documentation. Dr. Brimblecombe was entitled to receive severance benefits in the event that he was terminated for cause. However, Dr. Brimblecombe was not entitled to severance upon his resignation on January 24, 2007. Dr. Ashton would receive benefits in the event that his employment or role were to be terminated as follows:

•

In the event that Dr. Ashton is terminated for other than cause or he resigns for good cause, he would be entitled to severance benefits in the amount of one year’s base salary and a pro rated potion of the maximum bonus to which he was eligible in the year of termination. In addition, we would be obligated to provide medical, life and disability insurance benefits to him for 12 months after termination, and all of his unvested options and restricted stock would automatically and immediately vest. Dr. Ashton may also be entitled to payments of up to US$800,000 in connection with a non-competition arrangement.

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

The board of directors is responsible for setting the strategic direction of the Company, establishing goals for management and monitoring the achievement of those goals. The managing director is responsible to the board of directors for the day to day management of the Company.

The board ensures management’s objectives and activities are aligned with those expectations and risks identified by the board through the mechanisms set out below:

•	oversight of the Company, including its control and accountability systems;

•	appointing and removing the chief executive officer (or equivalent);

•	ratifying the appointment and, where appropriate, the removal of the chief financial officer (or equivalent) and the company secretary;

•	input into and final approval of management’s development of corporate strategy and performance objectives;

•	reviewing and ratifying systems of risk management and internal compliance and control, codes of conduct and legal compliance;

•	monitoring senior management’s performance and implementation of strategy, and ensuring appropriate resources are available;

•	approving and monitoring the progress of major capital expenditure, capital management, and acquisitions and divestitures;

•	approving and monitoring financial and other reporting; and

•	monitoring compliance of tax processes.

Composition of the board

The composition of the board is determined in accordance with the following principles and guidelines:

•	the board should comprise at least three directors;

•	the board should comprise directors with an appropriate range of qualifications and expertise; and

•

the board must meet regularly and follow meeting guidelines set down to ensure all directors are made aware of, and have available, all necessary information, to participate in an informed discussion of all agenda items.

The performance of all directors should be reviewed annually by the chairman of the board in order to ensure that the board continues to discharge its responsibilities in an appropriate manner. No performance review has been completed of the directors during the past two years.

Our constitution provides that the board may appoint a director at any time other than during a general meeting. However, any director so appointed automatically retires at the next general meeting and must seek re-election at that general meeting. Otherwise, our constitution permits the election of a director at general meeting and by ordinary resolution.

Our constitution requires one-third of the directors, other than (i) the managing director and (ii) directors who are otherwise required to retire as described below in this paragraph, must retire from office at each Annual General Meeting. Directors who have been appointed by the board of directors are also required to retire from office at the next Annual General Meeting. Further, directors who at the time of the Annual General Meeting hold office, or would hold office before the next Annual General Meeting, for a period in excess of three years without submitting themselves for re-election are also required to retire. Retiring directors are eligible for re-election by shareholders. Mr. Mazzo and Dr. Woodthorpe will stand for re-election in the next annual general meeting of the Company.

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

Both Mr. Gavin Rezos and Dr. Roger Aston were appointed directors of pSivida Limited by a resolution of shareholders at a general meeting of shareholders on November 24, 2000 becoming effective on December 1, 2000. Dr. Roger Brimblecombe was appointed a director on March 5, 2002. Dr. Aston was re-elected at a general meeting by ordinary resolution on October 21, 2003 and did not stand for re-election at pSivida’s annual general meeting held on November 15, 2005. At the general meeting held on November 17, 2004, Dr. Brimblecombe was re-elected. Mr. Stephen Lake was appointed director by a resolution of shareholders at a general meeting of shareholders held on July 30, 2004. Dr. David Mazzo and Mr. Michael Rogers were appointed by the board and re-elected at our annual general meeting held on November 15, 2005. Dr. Paul Ashton was appointed a director on December 30, 2005. The board appointed Ms. Heather Zampatti as a director on January 11, 2006. Dr. Brimblecombe was appointed executive chairman of the board on July 31, 2006 and Mr. Rezos resigned from his position as managing director on that same day. Ms. Zampatti resigned from the board on August 28, 2006. Dr. Aston was re-appointed as a director on December 20, 2006. On January 24, 2007, Dr. Brimblecombe resigned as acting chief executive officer and executive chairman of the board of directors. On that same date, Dr. Ashton was appointed managing director and Dr. Mazzo was appointed non-executive chairman of the board of directors. Dr. Aston resigned from his position as director on May 1, 2007. Mr. Lake resigned as director on August 3, 2007, and on that same date Dr. Katherine Woodthorpe was appointed as director.

As at the date of this report, the Board comprises a non-executive chairperson, a managing director and two non-executive independent directors. Details of the directors are set out in Item 6.A. “Directors and Senior Management.”

Compliance with U.S. law and NASDAQ rules regarding director independence, shareholder approvals and other matters.

General

For the year ended June 30, 2007, and except as otherwise stated herein, we took appropriate steps with respect to our corporate governance system so that our board of directors and our board committees satisfied the provisions of the Exchange Act, the rules and regulations thereunder and the corporate governance standards of NASDAQ, in each case as applicable to foreign private issuers. Going forward, we will comply with the NASDAQ and Exchange Act provisions that are applicable to U.S. domestic issuers. For so long as we are listed on NASDAQ and rules applicable to us so require:

•	we will have a board of directors consisting of a majority of independent directors, as defined under NASDAQ’s corporate governance rules;

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

•	we will have adopted a code of conduct applicable to all directors, officers and employees that complies with NASDAQ and SEC rules, and such code will be publicly available.

•	we will hold regularly scheduled meetings at which only independent directors are present.

For the year ended June 30, 2007, we benefited from an exemption from the quorum requirement under NASDAQ rules which requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of a company’s common voting stock. Our constitution provides for a quorum requirement of two members at general meetings of our shareholders. This quorum requirement is in accordance with Australian law and generally accepted business practices in Australia.

Independence of Directors

The board of directors considers Messrs. Mazzo and Rogers and Dr. Woodthorpe to be independent directors.

Until August 3, 2007, Mr. Lake was a member of the board of directors. The board of directors considered Mr. Lake to be an independent director. Mr. Lake was separately recommended by the nomination committee of the board on the basis of his extensive experience in building and developing growth technology businesses. Mr. Lake was employed by and responsible for managing and developing the QinetiQ Ventures portfolio of spin-out companies. QinetiQ was our largest shareholder until Pfizer completed its investment in the Company. The board did not consider that QinetiQ’s shareholding to affect Mr. Lake’s independence on the basis that QinetiQ had sufficient and suitably documented policies and procedures in place separating Mr. Lake and the corporate department of QinetiQ responsible for all dealing in relation to their interest in pSivida’s ordinary shares. QinetiQ also owned (and continues to own) less than 10% of the Company’s shares.

For the period from December 20, 2006 to January 24, 2007, the pSivida Board did not have a majority of independent directors due to the appointment of Dr. Aston as a director. The board did not consider Dr. Aston to be independent. Following the resignation of Dr. Brimblecombe on January 24, 2007, the board was once more composed of a majority of independent directors.

Board committees

To assist in the execution of its responsibilities, the board has established a number of committees including a nomination committee, a remuneration committee and an audit and compliance committee.

In addition, in June 2007 the board of directors appointed a Pricing Committee for the sole purpose of approving the fund raising transaction which was consummated in July 2007. The members of the committee were Dr. Paul Ashton, Dr. David Mazzo and Mr. Michael Rogers.

Nomination Committee

During the year ended June 30, 2007, the duties and responsibilities that had previously been performed by the Nomination Committee were carried out by the full board of directors.

Remuneration Committee

The role of the remuneration committee is to assist the board in ensuring that appropriate and effective remuneration packages and policies for the Managing Director and executive directors are implemented within our company and its subsidiaries. The remuneration committee’s role also extends to the review of non-executive directors’ fees.

For the year ended June 30, 2007, the duties and responsibilities of the remuneration committee were to:

•	review and recommend to the board remuneration policies and packages for the Managing Director, executive directors and direct reports to the Managing Director;

•

recommend to the board any changes in remuneration policy including superannuation, other benefits and remuneration structure for the managing director and executive directors and that are likely to have a material impact on our company and its subsidiaries;

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

The board adopted procedures whereby any action taken based on a recommendation of the remuneration committee was required to be ratified by a majority of the independent directors. Following the resignation of Dr. Brimblecombe on January 24, 2007, the remuneration committee was composed of three independent directors.

In addition, for the year ended June 30, 2007, the compensation of our acting chief executive officer and managing director was determined, or recommended to the board for determination, either by a majority of the independent directors or a compensation committee comprised solely of independent directors. Compensation of all other executive officers was also determined, or recommended to the board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors.

The remuneration committee must be composed of at least three directors. During the year ended June 30, 2007, the remuneration committee was comprised of three members of the board. Since November 15, 2005 until January 24, 2007, the members of the remuneration committee were Dr. Brimblecombe (Chairperson), Mr. Lake and Dr. Mazzo. On January 24, 2007, Dr. Brimblecombe resigned from the board of directors. He was replaced on the remuneration committee by Mr. Rogers. On August 3, 2007, Mr. Lake resigned from the board of directors. Dr. Mazzo and Mr. Rogers are the current members of the remuneration committee. The remuneration committee has not met since Mr. Lake resigned from the board of directors.

The terms of appointment to the remuneration committee are at the discretion of the board and vacancies may be filled as they arise.

Going forward, the Company will operate its remuneration committee under terms of reference that comply with the requirements applicable to U.S. domestic issuers.

Audit and Compliance Committee

The board established the audit and compliance committee to facilitate:

•	the effective operation of systems and controls which minimize financial and operational risk;

•	reliable financial and management reporting policies and procedures;

•	compliance with laws and regulations;

•	maintenance of an effective and efficient internal and external audit process; and

•	oversight of the accounting and financial reporting processes of the company and the audits of the company’s financial statements.

The audit and compliance committee is particularly concerned with audit compliance amongst our company and its subsidiaries.

For the year ended June 30, 2007, the audit and compliance committee was directly responsible to the board for the following:

•	ensuring appropriate accounting policies and procedures are defined, adopted and maintained;

•

ensuring that operating and management reporting procedures, and the system of internal control, are of a sufficiently high standard to provide timely, accurate and relevant information as a sound basis for management of the business;

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

•

establishing procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by our employees of concern regarding questionable accounting or auditing maters;

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

The decisions of the audit and compliance committee, as contained in its minutes, constituted its recommendations to the board.

The audit and compliance committee was directly responsible for the appointment, reappointment or replacement (subject, if applicable, to shareholder ratification), remuneration and monitoring of the effectiveness and independence of the external auditors, including resolution of disagreements between management and the auditor regarding financial reporting.

The audit and compliance committee must pre-approve all audit and non-audit services provided by the external auditors and must not engage the external auditors to perform any non-audit/assurance services that may impair or appear to impair the external auditor’s judgment or independence. The audit and compliance committee was permitted to delegate pre-approval authority to a member of the audit and compliance committee. The decisions of any audit and compliance committee member to whom approval authority was delegated had to be presented to the full audit and compliance committee at its next scheduled meeting. Our audit and compliance committee was empowered to determine its own procedures, and the charter for the committee and its adequacy was required to be reviewed annually by the committee and the board.

When reviewing the independence of the external auditor the committee will require the rotation of the audit partner at least once every five years.

The audit and compliance committee was required to be comprised of at least three members of the board who met the independence and experience requirements of the SEC and NASDAQ. At least one of the members of our audit and compliance committee appointed by the board was determined by the board to be a financial expert as defined by the SEC and NASDAQ, and all such members were able to read and understand fundamental financial statements. From January 12, 2006 to September 19, 2006, the members of the audit and compliance committee were Mr. Rogers (Chair) and Dr. Mazzo. From September 20, 2006 until August 3, 2007, the members of the audit and compliance committee were Mr. Rogers (Chair), Dr. Mazzo and Mr. Lake. Following the resignation of Mr. Lake from the board on August 3, 2007, there was a vacancy on the audit committee that was filled by Dr. Woodthorpe on September 12, 2007. The current members of the audit and compliance committee are Mr. Rogers (Chair and audit committee financial expert), Dr. Mazzo and Dr. Woodthorpe.

The terms of appointment to the audit and compliance committee are at the discretion of the board and vacancies may be filled as they arise.

Going forward, the Company will operate its audit and compliance committee under terms of reference that comply with the requirements applicable to U.S. domestic issuers.

Conduct and Ethics

The code of conduct in effect throughout the year ended June 30, 2007 applied to all of our employees including the Executive Chairman and Chief Financial Officer and covered a broad range of issues and practices necessary to maintain confidence in our integrity, including procedures in relation to:

•	compliance with the law;

•	financial records;

•	safeguarding resources;

•	contributions to political parties, candidates and campaigns;

•	occupational health and safety;

•	confidential information;

•	conflict of interest;

•	efficiency;

•	equal opportunity;

•	continuous disclosure and communications;

•	corporate bribery or improper payments; and

•	membership to industry and professional associations.

The code of conduct directed individuals to report any contraventions of the code to their immediate superior or the managing director.

In addition, we had adopted separate corporate governance policies relating to insider trading, continuous disclosure, communications strategy and risk management. Summaries of these policies were available on our corporate website, and we made the full policies available to the public upon request. We believe that our continuous disclosure policy and our communications strategy policy satisfied the requirements of the SEC’s rules requiring companies to adopt written standards relating to the full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the SEC and in other public communications made by the registrant. These policies mandated continuous disclosure of material information to the public by means of an ASX release and our corporate website. In addition, we filed with the SEC on Form 6-K a copy of each release which we file with the ASX and post on our corporate website.

Shareholder Approval of Share Issuance

The issuance of securities by us is subject to the shareholder approval requirements of the ASX Listing Rules and the NASDAQ Marketplace Rules. ASX Listing Rule 7.1 states that a company may not issue securities amounting to more than 15% of such company’s issued share capital in any 12 month period without obtaining shareholder approval. Rule 4350(i)(1) of the NASDAQ Marketplace Rules states that an issuer must obtain shareholder approval in order to issue securities in certain transactions, including issuances in connection with a transaction (other than a public offering) of securities having 20% or more of the voting power outstanding before the issuance at a price less than the greater of market or book value of the stock. NASDAQ Marketplace Rules permit a foreign private issuer to follow its home country practice in lieu of the requirements of the shareholder approval requirements of Rule 4350. A foreign private issuer that follows a home country practice in lieu of one or more provisions of Rule 4350 must disclose each requirement of Rule 4350 that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements.

In obtaining shareholder approval for the issuance of (i) shares underlying the convertible notes issued on September 26, 2006, (ii) shares underlying the ADSs offered in November 2006, March and April 2007 and June 2007, and (iii) shares on December 20, 2006, February 22, 2007 and April 5, 2007, we obtained shareholder approval pursuant to our home country practice as embodied in ASX Listing Rule 7.1, and while the issuance of the shares was approved, we did not specifically request approval under NASDAQ Marketplace Rule 4356(i)(1).

D. EMPLOYEES

The following table summarizes the number of our employees as of June 30, 2007, 2006 and 2005, by geography and separated by category of research and development (R&D) and administration (Admin):

	At June 30, 2007			At June 30, 2006			At June 30, 2005
	R&D	Admin	Total	R&D	Admin	Total	R&D	Admin	Total
United States	8	7	15	7	5	12	—	—	—
United Kingdom	5	2	7	18	6	24	17	5	22
Australia	—	4	4	6	11	17	10	13	23
Singapore	—	—	—	2	—	2	4	—	4

Total	13	13	26	33	22	55	31	18	49

Australian, UK and U.S. labor laws and regulations are applicable to all of our employees depending upon their location of employment. The laws concern various matters, including severance pay rights at termination, retirement or death, length of work day and work week, minimum wage, overtime payments and insurance for work related accidents.

E. SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of August 31, 2007 regarding the beneficial ownership by each of our directors and executive officers:

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Held	+	Ordinary Shares Acquirable Within 60 Days	=	Total Beneficial Ownership (1)	Percent of Ordinary Shares Beneficially Owned (2)

Directors and Executive Officers of pSivida Limited:

D Mazzo (3)	20,000		200,000		220,000	*
M Rogers (4)	—		200,000		200,000	*
K Woodthorpe	—		—		—	*
P Ashton (5) (6)	17,203,680		1,130,700		18,334,380	2.45%
A Finlay (7)	15,000		1,100,000		1,115,000	*
L Freedman (8)	2,592,320		202,083		2,794,403	*
M Soja (9)	2,760,460		202,083		2,962,543	*
R Brimblecombe (10)**	613,200		1,324,111		1,937,311	*
S Lake (11)**	—		242,061		242,061	*
R Aston (12) (13) **	7,193,586		1,549,111		8,742,697	1.18%

G Rezos (14) (15) **	11,490,282	5,111,030	16,601,312	2.22%
H Zampatti (16) **	170,179	—	170,179	*

Totals	42,058,707	11,261,179	53,319,886	7.19%

All Current Directors and Officers as a Group
	22,591,460	3,034,866	25,626,326	3.49%

*	These Executive Officers and Directors hold less than 1% of our outstanding capital stock.
**	Closing balance at date of resignation.
(1)	The number of ordinary shares beneficially owned is determined in accordance with the rules of the SEC. Under such rules, a person is deemed to have “beneficial ownership” of any shares over which that person has voting or investment power, or shares such power, plus any ordinary shares related to stock options currently exercisable, or exercisable within 60 days of August 31, 2007.
(2)	The percent of ownership for each stockholder on August 31, 2007 is calculated by dividing (a) the total number of shares beneficially owned by the stockholder by (b) the sum of (i) 730,518,775 ordinary shares issued and outstanding as of August 31, 2007 and (ii) the total of ordinary shares related to stock options currently exercisable, or exercisable within 60 days of August 31, 2007, for that stockholder.
(3)	All such options are held directly by Dr. Mazzo available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010.
(4)	All such options are held directly by Mr. Rogers available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010
(5)	Of such shares, 16,532,410 are held directly by Dr. Ashton and 671,270 are held by Dr. Ashton Children’s Irrevocable Trust as to which Dr. Ashton disclaims beneficial ownership.
(6)	Of such options, 352,280 are held directly by Dr. Ashton and available to be exercised into an equal number of ordinary shares with an exercise price of US$0.22709 per share expiring on August 25, 2009; 528,420 are held directly by Dr. Ashton available to be exercised into an equal number of ordinary shares with an exercise price of US$0.17742 per share expiring on September 18, 2007, which options were not exercised and have now expired; and 250,000 are held directly by Dr. Ashton available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010.
(7)	Of such options 700,000 are held by Mrs. Sophie Finlay as trustee for the Aylesford Trust available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring on August 5, 2009; 200,000 are held by Mrs. Sophie Finlay as trustee for the Aylesford Trust available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on March 31, 2010; and 200,000 are held by Mrs. Sophie Finlay as trustee for the Aylesford Trust available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010.
(8)	Of such options, 202,083 are held directly by Ms. Freedman available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010.
(9)	Of such options, 202,083 are held directly by Mr. Soja available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010.
(10)	Of such options, 400,000 are held directly by Dr. Brimblecombe available to be exercised into an equal number of ordinary shares with an exercise price of A$0.61 per share expiring on December 31, 2007; 549,111 are held directly by Dr. Brimblecombe available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009; 300,000 are held directly by Dr. Brimblecombe available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on March 31, 2010; and 75,000 are held directly by Dr. Brimblecombe available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010. Mr. Brimblecombe retired as Acting Executive Chairman on January 24, 2007

(11)	All such options are held directly by Mr. Lake available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 expiring in August 2009.
(12)	Of such shares, 5,618,586 are held directly by Dr. Aston, 1,475,000 are held by Equity Insinger (Trust) (Jersey) Ltd, a Jersey corporation owned by Dr. Aston. Dr. Aston may be deemed to be the beneficial owner of the ordinary shares held directly by Insinger Equity (Trust) (Jersey) Ltd.
(13)	Of such options, 500,000 are held directly by Dr. Aston available to be exercised into an equal number of ordinary shares with an exercise price of A$0.61 per share expiring on December 31, 2007; 49,111 are held directly by Dr. Aston available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009 and 1,000,000 are held by Newtonmore Biosciences Pty Ltd, an Australian corporation owned by Dr. Aston, available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009. Dr. Aston may be deemed to be the beneficial owner of the options held directly by Insinger (Trust) Jersey Ltd and Newtonmore Biosciences Pty Ltd. Dr. Aston resigned from the Board on May 1, 2007.
(14)	Of such shares, 2,018,630 are directly held by Mr. Rezos, 3,325,717 are held by Joanne Rezos, Mr. Rezos’ wife, 3,059,333 are held by Mr. and Mrs. Rezos as trustees for the Rezos family superannuation Fund, 2,510,607 are held by Aymon Pacific Pty Ltd as trustee for the Jerezos Discretionary Trust and 376,995 are held by Viaticus Capital Pty Ltd, a Australian corporation owned by Mr. Rezos. Mr. Rezos may be deemed to be the beneficial owner of the ordinary shares held directly by Aymon Pacific Pty Ltd as trustee for the Jerezos Discretionary Trust, Mr. and Mrs. Rezos as trustees for the Rezos Family Superannuation Fund, Mrs. Rezos and Viaticus Capital Pty Ltd. Mr. Rezos resigned as Managing Director of pSivida Limited on July 31, 2006.
(15)	Of such options, 2,771,030 are held directly by Mr. Rezos available to be exercised into an equal number of ordinary shares with an exercise price of A$1.18 per share expiring in August 2009; 1,200,000 are held by Aymon Pacific Pty Ltd as trustee for the Jerezos Discretionary Trust available to be exercised into an equal number of ordinary shares with an exercise price of A$0.61 per share expiring on December 31, 2007; 600,000 are held directly by Mr. Rezos available to be exercised into an equal number of ordinary shares with an exercise price of A$0.80 per share expiring on March 31, 2010; and 600,000 are held by Mrs. Joanne Rezos available to be exercised into an equal number of ordinary shares with an exercise price of A$0.92 per share expiring on September 30, 2010. Mr. Rezos resigned as Managing Director of pSivida Limited on July 31, 2006.
(16)	Ms. Zampatti resigned from her position as independent director on August 28, 2006.

Stock Option Plan

At our annual general meeting on November 30, 2001, shareholders approved the Employee Share Option Plan, or ESOP, whereby directors and executives of the consolidated entity are issued options over the ordinary shares of pSivida. Shareholders re-approved the ESOP at the Company’s annual general meeting held on November 17, 2004. The options are issued without consideration in accordance with performance guidelines established by the board of directors of pSivida. The ESOP is administered by pSivida’s board. The following table presents option grant information as of August 31, 2007.

Options outstanding	Weighted Average exercise price
18,012,839	A$0.91

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares, including shares held by means of ADSs. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Shareholder	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)
Pfizer, Inc.	96,323,748	(3)	12.80%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Except as indicated below, all ordinary shares have equal voting rights.
(2)	The percentages are based on 730,518,775 ordinary shares issued and outstanding as of August 31, 2007.
(3)	Held in the form of ADSs, each of which represents 10 ordinary shares. Includes options to purchase 2,184,000 ADSs (21,840,000 ordinary shares) with an exercise price of US$1.65 per ADS (US$0.165 per ordinary share) expiring in July 2012.

As of June 30, 2006, Qinetic Group Plc and Bausch & Lomb Incorporate beneficially owned more than 5% of our ordinary shares. As a result of our share issuances since June 30, 2006, to our knowledge the holdings of these shareholders have been diluted such that they now own less than 5% of our ordinary shares.

As of August 31, 2007, we had 730,518,775 ordinary shares on issue, of which 635,484,936 were held by 3,565 Australian record holders and 94,033,839 were held by 152 non-Australian record holders. Of the non-Australian record holders, 11 such record holders, representing 36,426,146 ordinary shares, or 5.0% of the total number of outstanding shares, are known by us to have U.S. addresses at August 31, 2007. For purposes of these statistics, the depositary of our ADR program is considered an Australian record holder. We believe that U.S. residents beneficially own in excess of 50% of our ordinary shares, whether directly in the form of ordinary shares or in the form of ADSs.

As of August 31, 2007, we had 466,837,821 options and warrants convertible into ordinary shares on issue, of which 96,139,089 were held by 119 Australian resident holders and 370,698,732 were held by 62 non-Australian holders. 37 of the foreign record holders, representing 291,296,325 options and warrants, are known by us to have U.S. addresses as of August 31, 2007.

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

B. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2007, and for the subsequent period through August 31, 2007, we incurred costs of £2,000 (approximately A$4,000) and £Nil , respectively, to QinetiQ for the use of laboratory facilities and for patent filing and administration. Following the transaction on August 4, 2004 to acquire the shares in pSiMedica that pSivida did not already own, QinetiQ and its related entities held approximately 17.5% of pSivida’s issued share capital. At August 31, 2007, QinetiQ’s ownership interest in pSivida was reduced to less than 5%, principally as a result of the December 30, 2005 acquisition of CDS and share issue transactions during the year ended June 30, 2007 and in July 2007.

During the year ended June 30, 2007, we entered into an exclusive world-wide collaborative research and license agreement with Pfizer, Inc. Pfizer Inc. is currently our largest shareholder and owns in excess of 12% of our shares. For a description of our collaborative research and license agreement, please see “Item 10.C. Material Contracts.”

During the year ended June 30, 2007, we incurred consultancy fees and other amounts totaling A$23,000 from Newtonmore Biosciences Pty Ltd, a company controlled by Dr. Aston. These fees have been included in compensation of directors and officers in Item 6B.

During the year ended June 30, 2007, we incurred consultancy fees of A$380,000 from Viaticus Capital Pty Ltd, a company controlled by Mr. Rezos, for consulting services provided by Mr. Rezos. Of this amount, A$51,000 has been included in compensation of directors and officers in Item 6B, representing Mr. Rezos’ service as managing director through July 31, 2006.

During the year ended June 30, 2007 and for the subsequent period through August 31, 2007, we incurred costs of A$114,000 and A$18,000, respectively, from Albion Capital Partners, of which Mr. Rezos is a partner, for sublease of BGC Centre office space. During the year ended June 30, 2007, we incurred costs of A$2,000 from Albion Capital for financial analysis and accounting services.

For the period from July 1, 2006 through April 12, 2007, the date of the sale of our subsidiary AION Diagnostics,, we incurred costs of A$210,000 to Mirimar Property Partners Pty Ltd, of which Mr. Rezos is a partner, for the lease of the Mirimar Building office space.

Dr Ashton previously held academic positions at the University of Kentucky Research Foundation (UKRF). Pursuant to agreements between him and UKRF, a portion of the royalties paid by pSivida Inc to UKRF in connection with the Vitrasert product are paid as sub-royalties to Dr Ashton. These payments totaled approximately A$8,000 in 2007 and A$3,000 in 2006 (for the period from the 30 December 2005 date of acquisition of CDS).

During the year ended June 30, 2005, CDS (now pSivida Inc.) revised a license agreement with Bausch & Lomb Incorporated, a large shareholder in CDS. CDS received an immediate payment of US$3.0 million (A$4.1 million) from Bausch & Lomb in exchange for the right to receive future royalties in the amount of US$6.25 million (A$8.6 million) otherwise payable under the original license agreement. Coincident with pSivida’s acquisition of CDS on December 30, 2005, Bausch & Lomb became the holder of approximately 5.5% (less than 5% at August 31, 2007) of pSivida’s issued share capital. The license agreement was not affected by the acquisition and remains in full force and effect. Through June 30, 2007, cumulative royalties otherwise payable totaled approximately US$3.1 million, of which approximately US$1.6 million has been retained by Bausch & Lomb under the terms of the revised license agreement. For the year ended June 30, 2007, we recorded US$1,052,000 (A$1,338,000) of total royalty revenue from Bausch & Lomb on sales of the Retisert and Vitrasert products. From December 30, 2005 through June 30, 2006, we recorded US$343,000 (A$461,000) of total royalty revenue from Bausch & Lomb on sales of the Retisert and Vitrasert products.

In March 2007, pSivida paid US$25,832 on behalf of Dr. Ashton, US$54,242 on behalf of Mr. Soja and US$55,308 on behalf of Ms. Freedman of withholding taxes owed by them in connection with the vesting of shares of restricted stock. These non-interest bearing advances were repayable upon, and with the proceeds of, any sale of those shares. In June 2007, Mr. Ashton, Mr. Soja and Ms. Freedman repaid these amounts in full. These repayments were made partially with the proceeds of bonuses awarded by the Company.

Amounts owing to directors, director-related parties and other related parties as of August 31, 2007 and June 30, 2007 were A$3,000, and A$8,000, respectively.

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

B. SIGNIFICANT CHANGES

Share Issue

On July 5, 2007 and July 13, 2007, in separate closings, the Company completed a registered direct share offering of 14,402,000 units at a price of US$1.25 (A$1.46) per unit for gross proceeds of US$18.0 million (A$21.0 million). Each unit consisted of (i) one ADS, representing ten ordinary shares; and (ii) one warrant to purchase 0.40 ADS, with a warrant exercise price of US$1.65 (A$1.93). Of the total offering, 5,200,000 units were purchased by Pfizer in accordance with the terms of the Collaborative Research and License Agreement dated April 3, 2007. In addition, the Company simultaneously completed a sale of ordinary shares and warrants to an Australian investor at the equivalent price of A$0.146 (US$0.125) per unit under the same terms and conditions noted above. This sale of 20,547,945 units resulted in additional gross proceeds of A$3.0 million (approximately US$2.6 million).

Resignation and Appointment of Non-Executive Directors

On August 3, 2007, we announced that Stephen Lake resigned as a member of our board of directors. Effective the same date, we announced the appointment of Dr. Katherine Woodthorpe as a member of our board of directors.

Loss of Foreign Private Issuer (FPI) Status

On August 27, 2007, the Company announced that it was no longer a “foreign private issuer” (FPI) as defined under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the closing of its July 2007 registered direct share offering, and based on an analysis of its current stockholders in accordance with the applicable rules, the Company has concluded that more than 50% of its outstanding voting securities are currently directly or indirectly owned by residents of the United States. Consequently, pSivida is no longer an FPI and is subject to all of the reporting requirements of the Exchange Act and other rules applicable to a U.S. domestic issuer effective for the first quarter of its fiscal year ending June 30, 2008.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares were listed on the Australian Stock Exchange, referred to as ASX, in December 2000. The following tables set forth, for the periods indicated, the highest and lowest market quotations for the ordinary shares reported on the daily official list of the ASX.

Annual High and Low Market Price for the Five Most Recent Fiscal Years on the ASX

Fiscal Year Ended	High		Low
June 30, 2007	A$	0.57	A$	0.155
June 30, 2006	A$	1.05	A$	0.485
June 30, 2005	A$	1.43	A$	0.535
June 30, 2004	A$	1.44	A$	0.23
June 30, 2003	A$	0.275	A$	0.10

Quarterly High and Low Market Price for the Two Most Recent Fiscal Years and Any Subsequent Period on the ASX

Quarter Ended	High		Low
September 30, 2007	A$	0.165	A$	0.09
June 30, 2007	A$	0.335	A$	0.155
March 31, 2007	A$	0.295	A$	0.20
December 31, 2006	A$	0.33	A$	0.225
September 30, 2006	A$	0.57	A$	0.26
June 30, 2006	A$	0.75	A$	0.485
March 31, 2006	A$	0.785	A$	0.575
December 31, 2005	A$	0.94	A$	0.55
September 30, 2005	A$	1.05	A$	0.75

Monthly High and Low Market Price for the Most Recent Six Months on the ASX

Month Ended	High		Low
September 30, 2007	A$	0.155	A$	0.105
August 31, 2007	A$	0.14	A$	0.09
July 31, 2007	A$	0.165	A$	0.125
June 30, 2007	A$	0.185	A$	0.155
May 31, 2007	A$	0.205	A$	0.155
April 30, 2007	A$	0.335	A$	0.195

Our ADSs were listed on the NASDAQ Global Market in January 2005. The following tables set forth, for the periods indicated, the highest and lowest market quotations for the ADSs reported on the daily official list of the NASDAQ Global Market.

Annual High and Low Market Price for the Two Most Recent Fiscal Years on the NASDAQ Global Market

Fiscal Year Ended	High		Low
June 30, 2007	US$	4.64	US$	1.36
June 30, 2006	US$	8.75	US$	3.79

Quarterly High and Low Market Price for the Two Most Recent Fiscal Years and Any Subsequent Period on the NASDAQ Global Market

Quarter Ended	High		Low
September 30, 2007	US$	1.30	US$	0.70
June 30, 2007	US$	2.99	US$	1.37
March 31, 2007	US$	2.10	US$	1.54
December 31, 2006	US$	2.80	US$	1.36
September 30, 2006	US$	4.64	US$	2.06
June 30, 2006	US$	5.32	US$	3.79
March 31, 2006	US$	5.70	US$	4.40
December 31, 2005	US$	7.00	US$	4.21
September 30, 2005	US$	8.75	US$	5.60

Monthly High and Low Market Price for the Most Recent Six Months on the NASDAQ Global Market

Month Ended	High		Low
September 30, 2007	US$	1.04	US$	0.87
August 31, 2007	US$	1.12	US$	0.70
July 31, 2007	US$	1.30	US$	1.03
June 30, 2007	US$	1.55	US$	1.37
May 31, 2007	US$	1.74	US$	1.39
April 30, 2007	US$	2.99	US$	1.71

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our primary share listing is on the ASX, trading under the symbol “PSD”. In addition, our shares are also listed on the Frankfurt, Berlin, Munich and Stuttgart exchanges under the symbol “PSI”. Our shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the symbol “PSD”. Since January 2005 we have been listed in the NASDAQ Global Market under the symbol “PSDV”.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATIONS

This information is included in Item 10B of the registration statement filed by us on Form 20-F with the SEC on January 20, 2005, and is incorporated herein by reference.

C. MATERIAL CONTRACTS

Following is a summary of material contracts entered into by the Company during the past two years. For additional information, please see Item 7.B. “Related Party Transactions.”

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

In exchange for their CDS shares, the former stockholders of CDS received 15,983,661 of our ADSs (equivalent to 159,836,610 ordinary shares). Based on a price of A$0.71 per ordinary share, the price prevailing upon the closing of the merger, and including direct acquisition costs, the transaction represented a purchase price of approximately A$116.9 million (US$85.3 million). As of December 30, 2005, the ADSs received by the former CDS stockholders represented 41.3% of the capital stock of the combined company. Certain former shareholders of CDS received cash rather than ADSs for their CDS shares. The total amount of such cash, which depended on the market value, on or about the date of the merger, of the ADSs that such shareholders would have received in the merger, was US$83,116 (A$114,319). In addition, each outstanding option to purchase CDS stock was assumed by us and effectively converted into an option to acquire such number of ADSs as the holder would have been entitled to receive in the merger if such holder had exercised such option in full immediately before completion of the merger. We entered into a registration rights agreement pursuant to which we agreed to file a registration statement covering the resale of the ADSs and to have the registration statement declared effective within 180 days of the closing of the merger.

Financing Transactions

Share Issues

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

On December 20, 2006, we issued 14,330,768 fully paid ordinary shares to Australian and European investors at A$0.26 each (US$2.00 per ADS) to raise A$3.7 million (US$2.9 million) before costs. Each share was sold with two free attached options at an exercise price of A$0.26 and a term of four years. These options, which are denominated in a currency other than the functional currency of the Company, are classified as derivative liabilities and carried at fair value on the balance sheet.

On February 22, 2007, we issued 50,044,132 ordinary shares to Australian, European and U.S. investors at A$0.23 per share for total proceeds of A$11.5 million (US$9.1 million) before costs. Each ordinary share was sold along with options to purchase two additional shares exercisable for four years at an exercise price of A$0.23 per share. These options, which are denominated in a currency other than the functional currency of the Company, are classified as derivative liabilities and carried at fair value on the balance sheet. In addition, the pricing of these units triggered an adjustment of the conversion price of our outstanding convertible notes from US$2.00 per ADS to US$1.62 per ADS.

On April 5, 2007, the Company issued 40,896,705 fully paid ordinary shares to European and U.S. investors at A$0.2695 each to raise A$11.0 million before costs. For every two shares purchased, the Company issued one free attaching option over ordinary shares at an exercise price of A$0.2695 and a term of four years. These options, which are denominated in a currency other than the functional currency of the Company, are classified as derivative liabilities and carried at fair value on the balance sheet.

On July 5, 2007 and July 13, 2007, in separate closings, the Company completed a registered direct share offering of 14,402,000 units at a price of US$1.25 (A$1.46) per unit for gross proceeds of US$18.0 million (A$21.0 million). Each unit consisted of (i) one ADS, representing ten ordinary shares; and (ii) one warrant to purchase 0.40 ADS, with a warrant exercise price of US$1.65 (A$1.93). Of the total offering, 5,200,000 units were purchased by Pfizer in accordance with the terms of the Collaborative Research and License Agreement dated April 3, 2007. In addition, the Company simultaneously completed a sale of ordinary shares and warrants to an Australian investor at the equivalent price of A$0.146 (US$0.125) per unit under the same terms and conditions noted above. This sale of 20,547,945 units resulted in additional gross proceeds of A$3.0 million (approximately US$2.6 million).

Convertible Note Transactions

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

Amendments of the Terms of the Initial Convertible Note Financing

On September 14, 2006, we amended the terms of the subordinated convertible promissory note that was issued on November 16, 2005 to Sandell. The amended note continued to have a three year term, with interest at 8% payable quarterly, and allowed for future interest payments to be made in cash or, under certain circumstances, in the form of our NASDAQ-listed ADSs. The note conversion price was adjusted to US$2.00 per ADS, subject to further adjustment based upon certain events or circumstances. In connection with the amendment, we repaid US$2.5 million (A$3.3 million) of the outstanding principal and agreed to pay US$1.0 million (A$1.3 million) in related penalties, which were paid on September 14, 2006. Sandell’s conditional redemption rights under the terms of the original note were replaced by unilateral redemption rights for up to 50% of the amended note principal at July 31, 2007 and January 31, 2008. Sandell retained its existing warrants to purchase 633,803 ADSs, exercisable for six years at an adjusted exercise price of US$7.17 per ADS. In connection with the amendments, we agreed with Sandell to extend the deadline for the registration statement required by the registration rights agreement to be declared effective by the Securities and Exchange Commission, or SEC, through October 15, 2006, with increased penalties if that deadline were missed. Our registration statement was declared effective on September 29, 2006. We were also released from the restrictions on future fundraising transactions contained in the original note documentation. We granted Sandell an additional warrant to purchase 5.7 million ADSs exercisable for five years with an exercise price of US$1.80 per ADS, a security interest in our current royalties, subject to release of that security upon any disposition by us of the royalty stream, and a guarantee by our U.S. subsidiary, pSivida Inc.

On October 17, 2006, we signed a letter of agreement further revising the terms of the November 16, 2005 subordinated convertible promissory note with Sandell. Pursuant to that agreement, we were released until March 30, 2007 from the requirement to maintain a net cash balance in excess of 30% of the outstanding principal amount of the note, and instead the net cash balance required to be held by us through that date was reduced to US$1.5 million (A$2.1 million). Sandell further waived any default that would otherwise have resulted from the unavailability of our resale prospectus until we filed our 2006 audited U.S. GAAP-reconciled financial statements. We filed those financial statements on October 31, 2006, thus satisfying the condition in the agreement. In exchange for the foregoing, we were required to make a one-time payment to Sandell of US$800,000 (A$1.1 million) on December 28, 2006 for registration rights penalties through the date of the letter agreement and three payments of US$150,000 (A$205,000) on January 31, 2007, February 28, 2007 and March 30, 2007.

On December 29, 2006, we entered into an amendment agreement further revising the terms of the Sandell convertible note. Sandell agreed, among other things and subject to closing, to waive the cash-balance test until March 30, 2007, to defer our scheduled payment of US$800,000, to extend general forbearance for any prior, existing or future defaults until the earlier of the closing of a pending transaction with another party or March 31,2007 and to add US$306,000 (A$388,000) to the principal of the note, which amount represented the approximate value of the ADSs that we would have issued to satisfy our quarterly interest payment due January 2, 2007 had we qualified to pay with ADSs. In connection with the amendment, the Company issued to Sandell 1.5 million warrants to purchase ADSs over five years with an exercise price of US$2.00 per ADS and agreed to issue an additional 4.0 million ADSs on the same terms at closing. As a result of a subsequent sale of ordinary shares in February 2007, we believed that we had met the conditions for permanent release from the cash balance requirement.

On May 16, 2007, we announced the full redemption of the Sandell convertible note in a single payment of US$13.7 million (A$16.5 million). The Company and Sandell simultaneously closed the Second Amendment Agreement dated December 29, 2006, as subsequently amended, pursuant to which we issued to Sandell (i) 4,000,000 warrants to purchase ADSs at an exercise price of US$2.00 per ADS; (ii) 4,000,000 warrants to purchase ADSs at an exercise price of US$1.57 per ADS; (iii) 1,000,000 warrants to purchase ADSs at an exercise price of US$1.95 per ADS; and (iv) 2,341,347 warrants to purchase ADSs at an exercise price of US$1.21 per ADS. Under the terms of the amendment agreement, the Company was granted ten days to file a registration statement to register the shares underlying the warrants previously issued on September 14, 2006, December 29, 2006 and the additional warrants issued at the closing. We filed the registration statement on May 24, 2007 and it was declared effective by the SEC on June 11, 2007.

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

In November 2006 and April 2007, certain of the note holders converted US$5.7 million (A$7.0 million) of the notes into 3,483,920 ADSs (equivalent to 34,839,200 ordinary shares).

On May 16, 2007, the Company issued a notice of optional redemption to pay in full the remaining balance of the convertible notes scheduled to mature on September, 26, 2009, pursuant to which, on June 14, 2007, payments aggregating US$885,000 (A$1.1 million) were made to the note holders.

Licensing Agreements

Pfizer, Inc.

On April 3, 2007, following an exclusive negotiation period that commenced on December 26, 2006, we entered into an exclusive world-wide collaborative research and license agreement with Pfizer, Inc. Pfizer and the company agreed to work together on a joint research program aimed at developing ophthalmic products using pSivida’s sustained drug delivery technology, including the MedidurTM technology. Under the terms of the agreement, Pfizer agreed to provide up to US$155 million (A$191 million) in development and sales related milestones. In addition to milestone payments, Pfizer will fund the cost of the joint research program. We have granted Pfizer an exclusive license to market all products developed as part of this research collaboration in ophthalmic applications, and Pfizer will pay us a royalty on net sales of those products. Pfizer may terminate the agreement on 60 days notice without cause. In connection with the research and license agreement, Pfizer also made two equity investments in pSivida by purchasing ordinary shares for US$5.0 million (A$6.1 million) in April 2007 and our ADSs for US$6.5 million (A$7.5 million) in July 2007. The proceeds of the April investment were held in escrow until they were used in the redemption of the convertible note held by Sandell as of May 15, 2007. The proceeds of the July 2007 investment will be used for general corporate purposes.

Sale of AION Diagnostics Inc.

In February 2007, the Company entered into a common stock purchase agreement with GEM Global Yield Fund, or GEM, pursuant to which GEM agreed to acquire all of pSivida’s shares in its then subsidiary AION Diagnostics Inc., or AION, following the completion of an initial public offering of AION’s stock. Pursuant to an amendment to this agreement dated March 20, 2007, GEM agreed to pay pSivida US$3 million in two installments. The first installment of US$1.5 million was due upon the completion of an initial public offering of AION’s stock on the Frankfurt Stock Exchange and the second installment of US$1.5 million is payable no later than 12 months after the closing of the transaction. Interest payable to the Company accrues on the second installment at an annual rate of 8%, compounded monthly. Payment of the purchase price by GEM also satisfies the obligations of AION to the Company under a previously issued promissory note.

Employment Agreements

Employment Agreements with Executive Officers

On January 1, 2006, Dr. Ashton entered into an employment contract with the company for an indefinite period. Under the terms of the employment agreement the employee is eligible for an annual cash bonus and, in December 2005, was granted 500,000 options over our ordinary shares with 250,000 vesting in 12 months and 250,000 vesting in 24 months from the date of grant, subject to vesting conditions, with an exercise price of A$0.92 per share. The vesting conditions for the first 250,000 options were removed on December 8, 2006. Termination may be by either party providing a notice period of two weeks. If termination is made by us without cause or by the employee for good cause, the employee is entitled to a lump sum equal to 100% of annual salary, 100% of prior year cash bonus received and medical benefits for a period of one year.

On May 16, 2006, Ms. Freedman and Mr. Soja entered into new employment contracts with the company for an indefinite period. Under the terms of the employment agreements the employees are eligible for an annual cash bonus and, in October 2006, were granted 250,000 options over our ordinary shares with an exercise price of A$0.325 per share and vesting ratably over a 3-year period. Termination may be by either party providing a notice period of two weeks. If termination is made by us without cause or by the employee for good cause and occurs prior to December 31, 2007, the employee is entitled to a lump sum equal to 200% of annual salary plus 100% of prior year cash bonus received and medical benefits for a period of two years. If termination is made by us without cause or by the employee for good cause and occurs after December 31, 2007, the employee is entitled to a lump sum equal to 100% of annual salary, 100% of prior year cash bonus received and medical benefits for a period of one year.

On December 5, 2006, we entered into new employment contracts of indefinite duration with Dr. Brimblecombe. Under the terms of the agreements, Dr. Brimblecombe was eligible for an annual salary and had the right to participate in our bonus program. We also provided sickness benefits and reimbursement for expenses reasonably incurred by him in the proper performance of their duties. Termination could be made by either party provided that the terminating party must give the other not less than six months’ notice in writing and that the employees’ salary will continue during that period. Dr. Brimblecombe retired on January 24, 2007.

On January 25, 2006, we amended the employment agreement of Aaron Finlay. Under the terms of the agreement, Mr. Finlay is entitled to an annual salary and additional benefits. Mr. Finlay is also entitled to discretionary cash bonuses and option awards. If Mr. Finlay’s employment is terminated by the Company prior to February 28, 2008, he is entitled to a redundancy payment in an amount equal to the aggregate amount which would have otherwise been paid to him through February 28, 2008 under this agreement.

Agreement with Gavin Rezos

Gavin Rezos terminated his office as our Managing Director and all directorships, offices and positions that Mr. Rezos held in pSivida and its subsidiaries on July 31, 2006. Upon termination, Mr. Rezos entered into a consultancy agreement to provide services to pSivida Limited as an independent consultant. The term of the agreement began on August 1, 2006 and terminated on February 1, 2007. Mr. Rezos was paid A$329,000 as compensation for his services for the term. Mr. Rezos’ options continued to vest until February 1, 2007.

D. EXCHANGE CONTROLS

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Transaction Reports and Analysis Centre, which monitors such transactions.

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Federal Treasurer or in certain other limited circumstances. These limitations are set forth in Australia’s Foreign Acquisitions and Takeovers Act 1975 (Commonwealth), or the Foreign Takeovers Act.

Under the Foreign Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of our outstanding shares (or else the Australian Federal Treasurer may make an order requiring the acquirer to dispose of those shares within a specified period of time). In addition, if a foreign person acquires shares in our company and as a result the total holdings of all foreign persons and their associates exceeds 40% in aggregate without the approval of the Australian Federal Treasurer, then the Treasurer may make an order requiring the acquirer to dispose of those shares within a specified time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and an additional foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADRs. Under the current Australian foreign investment policy, however, the Treasurer can only make such an order where he finds that the acquisition is contrary to the national interest.

The Australia-United States Free Trade Agreement has resulted in amendments being made to the Foreign Acquisitions and Takeovers Act regulations in Australia. The amendments provide that from January 1, 2005 the need for the Australian Federal Treasurer’s approval will, in relation to acquisitions of interests in Australian shares by U.S. investors, only be required in relation to Australian companies with assets of more than A$871 million. The approval process for non-U.S. investors will continue to be triggered by the current asset threshold of A$100 million. The application of the A$871 million threshold is subject to certain criteria including (but not limited to) the nature and residency of the U.S. investor.

If the level of foreign ownership exceeds 15% (for a single foreign person and their associates), or 40% (in aggregate for more than one foreign person and their associates) at any time, we would be considered a foreign person under the Foreign Takeovers Act. As such, we would be required to obtain the approval of the Australian Federal Treasurer, together with our associates, to acquire: (1) more than 15% of an Australian company or business with assets totaling over A$100 million; or (2) any direct or indirect ownership interest in Australian residential real estate.

The percentage of foreign ownership in our company would also be included in determining the foreign ownership of any Australian company or business in which we may choose to invest. Since we have no current plans for any such acquisitions and do not own any property, any such approvals required to be obtained by us as a foreign person under the Foreign Takeovers Act will not affect our current ownership or lease of property in Australia.

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

It does not matter how remote the relevant interest is or how it arises. The concepts of “power” and “control” are given wide and extended meanings in this context in order to deem certain persons to hold a relevant interest. For example each person who has voting power above 20% in a company or a managed investment scheme which in turn holds shares in pSivida is deemed to have a relevant interest in those pSivida shares. Certain limited situations (set out in section 609 of the Corporations Act 2001) which would otherwise constitute the holding of a relevant interest are excluded from the definition.

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

Commonwealth of Australia Taxation

Dividends

Under the current double taxation convention between Australia and the U.S., dividends paid by us to a U.S. resident shareholder of pSivida, including a pSivida ADS holder, whose holding is not effectively connected with a permanent establishment in Australia through which the U.S. resident shareholder carries on business in Australia or, in the case of a shareholder who performs independent personal services from a “fixed base” situated therein, is not connected with that “fixed base”, may be subject to Australian withholding tax at a rate not exceeding 15% of such gross dividend. If the U.S. resident shareholder is a company which holds directly at least 10% of the voting power of pSivida, the withholding tax rate is limited to 5%.

Dividends paid to non-residents of Australia are exempt from withholding tax to the extent to which such dividends are “franked” under Australia’s dividend imputation system or are declared in our distribution statement to be conduit foreign income. Dividends are generally “franked” to the extent that they are paid out of post 1986-87 income on which Australian income tax has been levied. Conduit foreign income comprises a broad range of income that is not taxed at the entity level, such as foreign branch income and gains, non-portfolio dividends and participation exemption CGT gains. Any part of a dividend paid to a U.S. resident, which is not “franked” and is not declared to be conduit foreign income, will generally be subject to Australian withholding tax unless a specific exemption applies.

Sale of Ordinary Shares and ADSs

A U.S. citizen who is a resident of Australia, or a U.S. corporation that is a resident of Australia (by reason of carrying on business in Australia and being managed or controlled in Australia, or carrying on business in Australia and having its voting power controlled by shareholders who are residents of Australia) may be liable for income tax on any profit on disposal of ordinary shares or pSivida ADSs (if held on revenue account), or Australian capital gains tax on the disposal of ordinary shares or pSivida ADSs (if held on capital account) acquired after September 19, 1985.

Under current Australian law no income or other tax is payable on any profit on disposal of ordinary shares or pSivida ADSs held by persons that are not residents of Australia for tax purposes except if the profit is of an income nature and is from Australian sources, or the sale is subject to Australian capital gains tax.

The source of any profit on the disposal of ordinary shares or pSivida ADSs will depend on the factual circumstances of the actual disposal. Where the ordinary shares or pSivida ADSs are acquired and disposed of pursuant to contractual arrangements entered into and concluded outside Australia, and the seller and the purchaser are non-residents of Australia and do not have permanent establishments in Australia, the profit should not have an Australian source. If the profit is from Australian sources, it will not be taxable in Australia if it represents business profits of an enterprise of the U.S. and the enterprise does not carry on business in Australia through a permanent establishment situated in Australia.

The sale proceeds from the disposal of ordinary shares or pSivida ADSs received by a U.S. citizen or a U.S. corporation, that is not a resident of Australia for tax purposes, should only be subject to Australian capital gains tax if pSivida’s assets predominantly comprise taxable Australian real property at the time of sale, and the investor holds 10% or more of the shares in pSivida at the time of disposal or throughout a 12 month period in the 2 years prior to the sale.

Australian capital gains tax is generally payable upon the profit arising from the sale of shares where the sale proceeds exceed the cost base of the shares acquired after September 19, 1985. The capital gain is calculated as the sale proceeds less the cost base. The cost base of ordinary shares or pSivida ADSs will depend on the holder’s individual circumstances. For assets acquired prior to September 21, 1999 and held for at least 12 months, the cost base can be indexed for inflation up to September 30, 1999. The capital gain from the sale of ordinary shares or pSivida ADSs can be discounted by 50% if the holder is an individual or trust, or 1/3 if the holder is a complying superannuation entity provided the , the ordinary shares or pSivida ADSs were held for at least 12 months prior to the sale. For assets acquired before September 21, 1999 but sold after September 21, 1999, individuals have the choice of calculating the capital gain as either 50% of the profit with no indexation or the sale proceeds less the cost indexed for inflation up to September 30, 1999. The sale of ordinary shares or pSivida ADSs will result in a capital loss for the investor if the cost base exceeds the sale proceeds. Capital losses are not subject to indexation and can only be offset against capital gains.

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

Certain U.S. Federal Income Tax Considerations

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

Non-corporate taxpayers are subject to U.S. tax on dividends paid by certain non-U.S. corporations to a maximum rate of 15% (or, with respect to dividends that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). A dividend paid by a non-U.S. corporation qualifies for the reduced rate of tax if the stock on which the dividend is paid is readily tradable on an established securities market in the United States. ADRs listed on NASDAQ should qualify for such treatment. Even if the pSivida ADSs are so tradable at the time a dividend is paid, to qualify for the reduced rates, a shareholder must hold the share of stock on which the dividend is paid for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the taxpayer has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished its risk of loss by holding one or more other positions with respect to substantially similar or related property. In addition, to qualify for the reduced rates, the taxpayer must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced rates. A taxpayer that receives an extraordinary dividend eligible for the new reduced tax rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend. For purposes of determining the amount of a taxpayer’s deductible investment interest expense, a dividend is treated as investment income only if the taxpayer elects to treat the dividend as not eligible for the new reduced rates. Special limitations on foreign tax credits with respect to dividends subject to the reduced rates apply to reflect the reduced rates of tax. Except where noted, the new reduced tax rates on dividends apply to taxable years beginning before January 1, 2011.

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

A U.S. Holder, including a domestic corporation owning less than 10% of our shares by voting power, should not be eligible for a foreign tax credit against its U.S. federal income tax liability for Australian taxes we pay (other than Australian withholding taxes described above).

Taxation of the Sale of ADSs or Ordinary Shares

Subject to the rules applicable to passive foreign investment companies, discussed below, upon the sale of a pSivida ADS or ordinary share, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between the U.S. Holder’s basis in the pSivida ADS or ordinary share and the amount realized on the sale. Capital gain or loss from the sale of a pSivida ADS or ordinary share held more than one year is long-term capital gain or loss. Non-corporate taxpayers pay a maximum federal income tax on adjusted net capital gain at 15 percent (or, with respect to adjusted net capital gain that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). Except where noted, these reduced tax rates on capital gain for non-corporate taxpayers apply to taxable years beginning before January 1, 2011, after which the rate will be 20%. The deductibility of a capital loss recognized on the sale of an ADS or ordinary share may be subject to limitations.

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

Tax Consequences if pSivida Is a Passive Foreign Investment Company

In general, we will be a passive foreign investment company, or “PFIC”, for any taxable year if either (1) 75 percent or more of pSivida’s gross income in the taxable year is passive income, or (2) 50 percent or more of the average value of pSivida’s assets in the taxable year produces, or is held for the production of, passive income. In general, for purposes of the asset test, a corporation can elect to take its assets into account at their adjusted basis, but only if the corporation is not publicly traded, and pSivida believes it is publicly traded for that purpose. The IRS takes the position that interest on working capital or any other cash is passive income and that the corresponding asset is an asset that produces or is held for the production of passive income. Unfavorable tax consequences for a U.S. Holder can occur if we are treated as a PFIC for any year while a U.S. Holder owns pSivida’s ADSs or ordinary shares. These tax consequences can be mitigated if the U.S. Holder makes, or has made, a timely qualified electing fund election or election to mark-to-market the holder’s ADSs or ordinary shares, and such election is in effect for the first taxable year during which the U.S. Holder owns pSivida’s ADSs or ordinary shares that pSivida is a PFIC. If neither election is made, under the PFIC provisions, in any year in which the U.S. Holder either disposes of an ADS or an ordinary share at a gain or receives one or more “excess distributions”, special rules apply to the taxation of the gain or the excess distributions. For purposes of these rules, “excess distributions” are the portion of our distributions in a taxable year, whether or not out of its earnings and profits, that exceed 125 percent of the average of our distributions, subject to adjustment to the extent there were excess distributions that the U.S. Holder received on the pSivida ADS or ordinary share during the previous three years or, if shorter, the U.S. Holder’s holding period for the pSivida ADS or ordinary share on which the distributions are paid. A disposition of an ADS or ordinary share, for purposes of these rules, includes many transactions on which gain or loss is not recognized under general U.S. federal income tax rules. The gain or the excess distributions must be allocated ratably to each day the U.S. Holder has held the pSivida ADS or ordinary share. Amounts allocated to each year are taxable as ordinary income in their entirety (not eligible for the reduced rate for dividends) and not as capital gain, and amounts allocable to prior years may not be offset by any deductions or losses. Amounts allocated to each such prior year are taxable at the highest rate in effect for that year and are subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, a U.S. Holder’s tax basis in an ADS or ordinary share that is acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but instead would be equal to the decedent’s basis, if lower.

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes a timely election, which remains in effect, to treat pSivida as a qualified electing fund, or QEF, for the first taxable year in which the U.S. Holder owns a pSivida ADS or ordinary share and in which pSivida is a PFIC, provided it complies with certain reporting requirements. Instead, a U.S. Holder that has made a QEF election is required for each taxable year to include in income a pro rata share of pSivida’s ordinary earnings as ordinary income and a pro rata share of its net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. In order for the QEF election to be valid, we must provide U.S. Holders either (1) a statement showing such U.S. Holder’s pro rata share of our ordinary earnings and net capital gain (calculated for U.S. tax purposes) for our taxable year, (2) sufficient information to enable the U.S. Holder to calculate its pro rata share for such year, or (3) a statement that we have permitted the U.S. Holder to inspect and copy the permanent books of account, records, and such other documents as may be maintained by pSivida that are necessary to establish that PFIC ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles. In the event we are classified as PFIC, we intend to provide sufficient information to U.S. Holders to enable them to make a QEF election. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. If a QEF election was not made for that first taxable year, certain elections can be made while a foreign corporation continues to satisfy the definition of a PFIC that, combined with a QEF election, can cause the QEF election to be treated as having been made for that first taxable year. Those elections may require the electing shareholder to recognize gain on a constructive sale or to be taxable on the shareholder’s share of certain undistributed profits of the foreign corporation. If gain or income is recognized pursuant to one of those elections, the rules set forth in the preceding paragraph would apply to that gain or income. Generally, cessation of a foreign corporation’s status as a PFIC will not terminate a previously made QEF election and if a foreign corporation is a PFIC in any taxable year after a year in which it is not treated as a PFIC, the shareholder’s original election will again apply. Moreover, if you sell all of the pSivida ADSs and ordinary shares you own and later reacquire other ADSs or ordinary shares of pSivida’s, any QEF election you have made that remains in effect will apply to the pSivida ADSs and ordinary shares acquired later. Treasury regulations provide that the Commissioner of Internal Revenue has the discretion to invalidate or terminate a QEF election if the U.S. Holder or pSivida, or an intermediary, fails to satisfy the requirements for the QEF election.

The special PFIC rules described in the second preceding paragraph will not apply to a U.S. Holder if the U.S. Holder elects to mark the U.S. Holder’s ADSs or ordinary shares to market each year, provided pSivida’s ADSs or ordinary shares are considered “marketable stock” within the meaning of the Treasury regulations. A U.S. Holder that makes this election will recognize as ordinary income or loss each year an amount equal to the difference, if any, as of the close of the taxable year between the fair market value of the holder’s pSivida ADSs or ordinary shares and the holder’s adjusted tax basis in the pSivida ADSs or ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years, reduced by losses allowed in prior taxable years. In general, the pSivida ADSs or ordinary shares will be marketable stock within the meaning of the Treasury regulations if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a “qualified exchange or other market” within the meaning of the Treasury regulations. A U.S. exchange is a “qualified exchange or other market” if such exchange is registered with the SEC or is established pursuant to the national market system established pursuant to section 11A of the Securities Exchange Act of 1934. A non-U.S. exchange is a “qualified exchange or other market” if the exchange is regulated or supervised by a governmental authority of the country where the market is located and (1) the exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly market, and to protect investors, and the laws of the country where the exchange is located and the rules of the exchange ensure that those requirements are actually enforced, and (2) the rules of the exchange effectively promote active trading of listed stocks. If a non-U.S. exchange has more than one tier or market level on which stock may be separately listed or traded, each such tier is treated as a separate exchange. NASDAQ and the ASX are each a qualified exchange within the meaning of the Treasury regulations. Thus, we believe that both the pSivida ADSs and the ordinary shares are “marketable stock” within the meaning of the Treasury regulations. If a U.S. Holder makes a mark-to-market election, but does not make that election for the first taxable year in which the U.S. Holder owns a pSivida ADS or ordinary share and in which we are a PFIC, and if the U.S. Holder had not made a QEF election for that first such taxable year, the rules set forth in the second preceding paragraph will apply to any distributions on a pSivida ADS or ordinary share in the year of the mark-to-market election, to any gain recognized on an actual sale of a pSivida ADS or ordinary share in that year and to any gain recognized in that year pursuant to the mark-to-market election. Generally, cessation of a foreign corporation’s status as a PFIC will not terminate a previously made mark-to-market election and if a foreign corporation is a PFIC in any taxable year after a year in which it is not treated as a PFIC, the shareholder’s original election will again apply.

A U.S. Holder who owns pSivida ADSs or ordinary shares during a year we are a PFIC generally will remain subject to the rules set forth in the third preceding paragraph for all taxable years if the U.S. Holder has not made a mark-to-market election or a QEF election for the first taxable year in which the U.S. Holder owns a pSivida ADS or ordinary share and in which we are a PFIC. In that event, those rules will apply to any gains on dispositions of pSivida ADSs or ordinary shares and to any “excess distributions”. It is, however, possible for a U.S. Holder to avoid this “once a PFIC, always a PFIC” result by electing to treat all of the U.S. Holder’s pSivida ADSs and ordinary shares as sold for their fair market value as of the last day of the last taxable year we satisfy the tests to be a PFIC, provided the statute of limitations has not run for that year. If a gain is recognized on that constructive sale, the rules set forth in the third preceding paragraph would apply to that gain. A similar election can be made to purge PFIC status prior to making a QEF election that is not timely made.

A dividend from a foreign corporation that otherwise would qualify for the 15 percent maximum tax rate does not qualify for that rate if the foreign corporation is a PFIC in either the taxable year of the dividend or the preceding taxable year.

We believe that the IRS would consider us to have been a PFIC for our fiscal year ended June 30, 2005. Although not free from doubt, we believe we should not be classified as a PFIC for the years ended June 30, 2006 and 2007. In addition, we believe that we will avoid PFIC status for the immediate future years. Nevertheless, because the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, we cannot be certain as to whether we will or will not be a PFIC in any future year. In the event we are classified as a PFIC, we intend to provide U.S. Holders with sufficient information to enable them to make a QEF election. BECAUSE THE PFIC RULES ARE COMPLEX, U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS WITH RESPECT TO ANY UNITED STATES FEDERAL, STATE OR LOCAL TAX CONSEQUENCES TO THEM, INCLUDING THE CONSEQUENCES OF MAKING A QEF ELECTION OR A MARK-TO-MARKET ELECTION WITH RESPECT TO PSIVIDA’S ADSs OR ORDINARY SHARES.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of pSivida ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and proceeds from the disposition of, pSivida ADSs or ordinary shares by a paying agent within the U.S. to a U.S. Holder, other than an “exempt recipient”, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements.

THE DISCUSSION ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN ADSs OR ORDINARY SHARES. YOU SHOULD CONSULT YOUR TAX ADVISER CONCERNING THE TAX CONSEQUENCES TO YOU IN YOUR PARTICULAR SITUATION.

F. DIVIDEND AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

The documents concerning our company which are referred to in this annual report may be inspected at our offices at Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000, Australia. We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s public reference room SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or obtain them by mail upon payment of SEC’s prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a reporting company, we will be required to make filings with the Commission by electronic means. Any filings we make electronically will be available to the public over the Internet at the Commission’s website at http://www.sec.gov.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have exposure to changes in foreign currency exchange rates, valuation of compound embedded derivatives and interest rates.

We conduct operations in two principal currencies, the U.S. dollar and the Pound Sterling. The U.S. dollar operates as the functional currency for our U.S. and Australian operations and the Pound Sterling as the functional currency for our United Kingdom operations. Cash to fund working capital requirements is managed centrally within each of the countries in which we operate. As management of the Group has transitioned from Australia to the U.S., management of cash deposits has become more concentrated in U.S. dollars.

During the year ended June 30, 2007 A$302,000 of net foreign exchange gains were recognized in our consolidated statement of operations. These gains consisted of approximately A$318,000 of unrealized foreign exchange gains and approximately A$16,000 of realized foreign exchange losses. The unrealized foreign exchange gains were the result of cash balances held during the year by pSivida Limited in currencies other than its US$ functional currency that appreciated due to the relative strength of the Pound Sterling and Australian dollar currencies against the U.S. dollar.

At June 30, 2007, pSivida Limited had cash balances denominated in Australian dollars of A$944,000 and no cash balances denominated in Pounds Sterling. The following table shows the sensitivity of our consolidated statement of operations to an appreciation or depreciation in the value of the Australian dollar currency against pSivida Limited’s U.S. dollar functional currency.

	A$ Depreciation			Current Rate	A$ Appreciation
	-15%	-10%	-5%		5%	10%	15%
	(In thousands of Australian dollars)
(Loss)/Gain	(142)	(94)	(47)	—	47	94	142

Compound Embedded Derivatives

Convertible Notes

On November 16, 2005, we issued a subordinated convertible promissory note that included embedded derivatives. The compound embedded derivative resulted in an initial liability of US$4.3 million (A$5.9 million). The compound embedded derivative liability was subject to revaluation at each balance sheet date, with the resulting decrease or increase reflected as an element of income or expense in our consolidated statement of operations. At June 30, 2006 the compound embedded derivative was revalued at US$1.8 million (A$2.5 million) resulting in income of US$2.5 million (A$3.4 million) which was recorded in our consolidated statement of operations for the year ended June 30, 2006.

On September 14, 2006 and December 29, 2006, we amended the terms of the initial subordinated convertible note. On September 26, 2006, we issued new convertible notes to other institutional investors. Each of these transactions gave rise to analysis of compound embedded derivatives, which have resulted in increased sensitivity of our consolidated financial statements based upon subsequent revaluations.

In May and June 2007, we redeemed in full all of our outstanding convertible notes. The compound embedded derivatives were revalued immediately prior to the respective note redemptions and those balances were written off as part of the determination of the loss on extinguishment of debt. For the year ended June 30, 2007, the net change in fair value of these conversion option derivatives resulted in income of US$4.7 million (A$5.9 million).

Investor Options

In connection with several capital raising transactions during the year ended June 30, 2007, we issued to investors ordinary shares together with detachable options to purchase additional ordinary shares over a specified time period. To the extent that these options were denominated in A$, which was different to pSivida’s US$ functional currency, the value of these options were recorded as a derivative liability, subject to revaluation at subsequent reporting dates. The change in fair value of derivative related to these investor options resulted in income of US$6.8 million (A$8.6 million) during the year ended June 30, 2007.

Our financial position and results of operations will be sensitive to future revaluations of the compound embedded derivative. Factors that impact the fair value determination of the compound embedded derivative include, among others, imputed interest rates and fluctuations in our share price. Therefore, changes to any one of these factors can result in a significant impact to the fair value calculation of the embedded derivative.

Interest Rates

Cash and cash equivalent balances are subject to variable interest rates. We do not consider our exposure to interest rates to be significant.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15T.	CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

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

We evaluated the effectiveness of our disclosure controls and procedures under the supervision of our chief executive officer and chief financial officer as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were not effective as of such date. The basis for this determination was that, as discussed below, we have identified material weaknesses in our internal control over financial reporting, which we view as an integral part of our disclosure controls and procedures.

(b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Although the purpose of internal control systems is to enable risks to be optimally managed, all internal control systems, no matter how well designed, have inherent limitations which may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2007. In making this assessment, management used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that we did not maintain effective internal control over financial reporting as of June 30, 2007.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual financial statements will not be prevented or detected. In connection with our management’s assessment of out internal control over financial reporting, the following material weakness has been identified as of June 30, 2007:

•

A number of audit adjustments and additional disclosures have been made to our Company’s 2007 consolidated financial statements, principally including an adjustment to allocate the loss on extinguishment of debt between liability and equity, a reclassification adjustment to record the change in fair value of derivative on redemption of convertible debt with a corresponding change in the loss on extinguishment, and the reversal of an amount of revenue, and related adjustments to income tax benefit recorded. Management has determined that these adjustments and reclassifications resulted from the control deficiency that there is an inadequate amount of accounting and finance personnel sufficiently trained to address certain of the major transactions and complex accounting and financial reporting matters that arise from time-to-time and this control deficiency constitutes a material weakness.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Security and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(c) Management’s Plan for Remediation of Material Weakness

In light of the conclusion that our Company’s internal control over financial reporting was not effective, our management has developed a plan intended to remediate such ineffectiveness and to strengthen our internal control over financial reporting through the implementation of certain remedial measures, which include:

(1)	creating a U.S. GAAP training program for the accounting and finance personnel of our Company and recruiting additional professional personnel; and

(2)	engaging third-party accounting professionals to provide U.S. GAAP consulting services and conduct timely reviews and evaluations.

(d) Changes in Internal Control over Financial Reporting

In our annual report on Form 20-F for the year ended June 30, 2006, we reported that we had insufficient accounting personnel with sufficient knowledge and experience in U.S. GAAP and the SEC accounting requirements. During the year ended June 30, 2007, we implemented the following actions for purpose of complying with Section 404 of the Sarbanes-Oxley Act of 2002:

•	We hired a U.S. based controller with significant experience in U.S. GAAP and SEC accounting requirements.

•	We consolidated accounting and reporting functions in the U.S. office of the Company.

•

Although we reduced the number of financial and accounting personnel during the year ended June 30, 2007 as a result of budgetary constraints, we began the process of hiring sufficient additional U.S. based financial and accounting personnel in July 2007.

Other than those changes referenced above, there have been no other changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

For purposes of this Form 20-F Annual Report and other SEC filings, our independent registered public accounting firm is Deloitte Touche Tohmatsu. For statutory reporting purposes and filings with the ASX and ASIC in Australia, our auditor was Deloitte Touche Tohmatsu for the fiscal years ended June 30, 2007 and 2006.

The following table sets forth the fees billed to us by our current independent registered public accounting firm, Deloitte Touche Tohmatsu and its affiliates, during the fiscal years ended June 30, 2007 and 2006.

	Year Ended June 30
	2007	2006
	(in thousands of A$)
Fees
Audit fees	2,189	1,487
Audit-related fees	—	—
Tax fees(a)	39	53
All other fees	—	—

Total	2,228	1,540

(a) Tax fees for the years ended June 30, 2007 and 2006 related to the preparation of various corporate tax returns as well as tax advice.

Audit Committee Pre-Approval Policies and Procedures

Our audit and compliance committee pre-approves all audit and non-audit services provided by Deloitte Touche Tohmatsu, our current principal accountant, and other external auditors and may not engage external auditors to perform any non-audit/assurance services that may impair the external auditor’s judgment or independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-94.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this report.

Exhibit No.	Exhibit Title
1.1	Constitution of pSivida Limited, dated April 7, 2004(c)

2.1	Deposit Agreement, by and among pSivida Limited, Citibank, N.A. and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts Issued Thereunder(d)

3.1	Deed Poll, dated October 26, 2004, executed by QinetiQ(c)

4.1	Rules of the pSivida Limited Employee Share Option Plan(c)

4.2	Process Development and Manufacturing Agreement between pSiMedica Limited and AEA Technology QSA GmbH, dated March 4, 2004(c)(i)

4.3	Merger Agreement, dated October 3, 2005, among pSivida Limited, pSivida Inc., and Control Delivery Systems, Inc.(e)

4.4	Form of Registration Rights Agreement, between pSivida Limited and stockholders of Control Delivery Systems, Inc., dated as of December 30, 2005(b)(u)

4.5	Securities Purchase Agreement, dated October 5, 2005, between pSivida Limited and the investor listed on the Schedule of Buyers attached thereto(f)

4.6	Form of Warrant to Purchase ADRs for the purchase of up to 633,803 ADRs, dated as of November 16, 2005(f)(u)

4.7	Letter Agreement, dated November 15, 2005, relating to the Securities Purchase Agreement, dated October 5, 2005(f)

4.8	Amended and Restated License Agreement, between Control Delivery Systems, Inc. and Bausch & Lomb Incorporated dated December 9, 2003, as amended on June 28, 2005(b)(i)

4.9	Collaboration Agreement, between Control Delivery Systems, Inc. and Alimera Sciences, Inc. dated February 11, 2005, as amended on February 23, 2005 and May 11, 2005(b)(i)

4.10	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of October 20, 1991, including amendment(g)(i)

4.11	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of October 31, 1995(g)(i)

4.12	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of September 9, 1997(g)(i)

4.13	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of September 9, 1997(g)(i)

4.14	License Agreement, the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of September 9, 1997(g)(i)

4.15	Commercial Sublease, between Exergen Corporation, and Control Delivery Systems, Inc., dated as of April 6, 2005(b)

4.16	Retention Agreement, between CDS and Paul Ashton, dated September 29, 2005(b)

4.17	Retention Agreement, between CDS and Michael Soja, dated September 29, 2005(b)

4.18	Retention Agreement, between CDS and Lori Freedman, dated September 29, 2005(b)

4.19	Non-Competition Agreement, between pSivida Limited and Paul Ashton, dated October 3, 2005(b)

4.20	Employment Agreement, between pSivida Limited and Paul Ashton, dated January 1, 2006(t)

Exhibit No.	Exhibit Title
4.21	Employment Agreement, between pSivida Limited and Lori Freedman, dated May 16, 2006(j)

4.22	Employment Agreement, between pSivida Limited and Michael Soja, dated May 16, 2006(j)

4.23	Amendment Agreement between pSivida Limited and Castlerigg Master Investments Ltd., dated July 28, 2006(k)

4.24	Form of Amended and Restated Convertible Note in the Principal Amount of US$12,500,000, dated as of November 16, 2005(k)(u)

4.25	Series A Warrant for the purchase of up to 5,700,000 ADRs, dated September 14, 2006 (k)

4.26	Form of Series B Warrant(k)(u)

4.27	Form of Amended and Restated Registration Rights Agreement, between Castlerigg Master Investments and pSivida Limited, dated as of September 14, 2006(k)(u)

4.28	Securities Purchase Agreement, dated as of September 18, 2006 by and among pSivida Limited, Australian IT Investments Limited, Absolute Octane Fund and European Catalyst Fund(l)

4.29	Form of pSivida Limited Subordinated Convertible Note, dated September 26, 2006(l)(u)

4.30	Form of pSivida Limited Warrants to Purchase ADRs, dated September 26, 2006(l)(u)

4.31	Registration Rights Agreement, dated as of September 26, 2006 by and among pSivida Limited, Australian IT Investments Limited, Absolute Octane Fund and European Catalyst Fund(l)

4.32	Deed of Release by and among pSivida Limited, Aymon Pacific Pty Ltd, Viaticus Capital Pty Ltd and Gavin Rezos, dated August 17, 2006(t)

4.33	Contractor Agreement between pSivida Limited and Viaticus Capital Pty Ltd, dated August 17, 2006(t)

4.34	Letter Agreement between pSivida Limited and Castlerigg Master Investment Ltd., dated October 17, 2006(m)

4.35	Employment Agreement, between pSivida Limited and Roger Brimblecombe (t)

4.36	Second Amendment Agreement, dated as of December 29, 2006 by and between pSivida Limited and Castlerigg Master Investments LTD (n)

4.37	pSivida Limited Series C Warrants to Purchase ADRs (n)

4.38	Form of pSivida Limited Series D Warrants to Purchase ADRs (n)

4.39	Form of Second Amended and Restated Convertible Note (n)

4.40	Binding Letter of Intent by and between pSivida Limited and Castlerigg Master Investments Ltd. (o)

4.41	Memorandum of Understanding by and between pSivida Limited and Castlerigg Master Investments Ltd. (o)

4.42	Collaborative Research and License Agreement, dated as of April 3, 2007, by and among pSivida Limited, pSivida Inc. and Pfizer Inc. (q)(i)

4.43	Amended and Restated Second Amendment Agreement dated May 15, 2007 (r)

4.44	Second Amended and Restated Registration Rights Agreement (r)

4.45	Series D Warrants (r)

4.46	Series E Warrants (r)

4.47	Series F Warrants (r)

4.48	Series G Warrants (r)

4.49	Form of Investor Warrant (s)(u)

4.50	Form of Placement Agent Warrant (s)(u)

4.51	Form of Common Stock Purchase Agreement between pSivida Ltd. and GEM Global Yield Fund dated February 2007 (a)

4.52	Form of Amendment No. 1 to the Common Stock Purchase Agreement between pSivida Lrd. and GEM Global Yield Fund dated March 20, 2007 (a)

4.53	Employment Agreement, between pSivida Limited and Aaron Finlay, dated April 19, 2004 (a)

4.54	Amendment to Employment Agreement, between pSivida Limited and Aaron Finlay, dated January 25, 2006

8.1	List of subsidiaries (a)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended (a)

Exhibit No.	Exhibit Title
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended (a)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (a)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (a)

15.1	Consent of Deloitte Touche Tohmatsu, independent registered public accounting firm (a)

(a)	Filed herewith.
(b)	Incorporated by reference to the registrant’s filing on Form 20-F (Commission file number 000-51122) filed on January 18, 2006.
(c)	Incorporated by reference to the registrant’s filing on Form 20-F (Commission file number 000-51122) filed on January 20, 2005.
(d)	Incorporated by reference to the registrant’s filing on Form F-6 (Commission file number 333-122158) filed on January 19, 2005.
(e)	Incorporated by reference to the registrant’s later filing on Form 6-K (Commission file number 000-51122) filed on October 4, 2005.
(f)	Incorporated by reference to the registrant’s earlier filing on Form 6-K (Commission file number 000-51122) filed on November 15, 2005.
(g)	Incorporated by reference to Control Delivery Systems’ filing on Form S-1 (Commission file number 333-51954) filed on December 15, 2000.
(h)	[Reserved.]
(i)	Confidential treatment has been granted for portions of this exhibit.
(j)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on May 23, 2006.
(k)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on July 31, 2006.
(l)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on September 26, 2006.
(m)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on October 18, 2006.
(n)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on January 3, 2007.
(o)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on April 4, 2007
(p)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on April 17, 2007
(q)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on April 26, 2007.
(r)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on May 16, 2007.
(s)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on July 2, 2007.
(t)	Incorporated by reference to the registrant’s filing on Form 20-F (Commission file number 000-51122) filed on December 8, 2006.
(u)	The final versions of documents denoted as “form of” have been omitted pursuant to Rule 12b-31. Such final versions are substantially identical in all material respects to the filed versions of such documents provided that the name of the investor, and the investor’s and/or pSivida’s signature are included in the final versions.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

pSivida Limited

By:	/s/ Paul Ashton
Name:	Paul Ashton
Title:	Managing Director

By:	/s/ Michael J. Soja
Name:	Michael J. Soja
Title:	Vice President, Finance and Chief Financial Officer

Date: October 1, 2007

PSIVIDA LIMITED AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DELOITTE TOUCHE TOHMATSU

To The Board of Directors and Shareholders of pSivida Limited

We have audited the accompanying consolidated balance sheets of pSivida Limited (a company incorporated in Western Australia) and subsidiaries (a development stage company) (the “Company”) as of June 30, 2007 and 2006 and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of pSivida Limited and subsidiaries as of June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007, in conformity with the Australian Equivalents to International Financial Reporting Standards.

The Australian Equivalents to International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DELOITTE TOUCHE TOHMATSU

Chartered Accountants

Perth, Australia

September 28, 2007

PSIVIDA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Australian Dollars)

			Years Ended June 30,
	Note		2007	2006	2005
			$’000	$’000	$’000
Revenue	2	(a)	2,282	1,393	162
Other income	2	(a)	354	580	667
Research and development - impairment of intangible assets	8		(94,443)	—	—
Research and development - other	2	(c)	(23,620)	(26,620)	(14,365)
Selling, general and administrative			(15,309)	(12,628)	(5,623)
Interest and finance costs	2	(b)	(10,802)	(4,544)	(32)
Change in fair value of derivatives	2	(b)	14,548	3,408	—
Loss on extinguishment of debt	10		(28,160)	—	—
Gain on sale of subsidiary	25		4,844	—	—
Foreign exchange gain			302	725	(1,623)

Loss before income tax	2	(c)	(150,004)	(37,686)	(20,814)
Income tax benefit	3		27,746	9,520	3,621

Loss for the year			(122,258)	(28,166)	(17,193)
Loss attributable to minority interest			—	—	399

Loss attributable to members of the parent entity			(122,258)	(28,166)	(16,794)

Basic loss per share	21		$(0.27)	$(0.09)	$(0.08)

Diluted loss per share	21		$(0.27)	$(0.09)	$(0.08)

This consolidated statement of operations should be read in conjunction with the accompanying notes to the consolidated financial statements.

PSIVIDA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Australian Dollars)

			As of June 30,
	Note		2007	2006
			$’000	$’000
Current assets
Cash and cash equivalents	16	(a)	3,146	15,447
Trade and other receivables	5		2,957	1,001
Prepayments			605	632

Total current assets			6,708	17,080

Non-current assets
Property, plant and equipment	6		603	3,140
Goodwill	7		47,757	53,159
Other intangible assets	8		46,486	162,107

Total non-current assets			94,846	218,406

Total assets			101,554	235,486

Current liabilities
Trade and other payables	9		8,711	7,415
Deferred revenue			2,005	2,669
Borrowings	10		—	11,220
Other financial liabilities	11		10,444	2,465
Provisions	12		168	193

Total current liabilities			21,328	23,962

Non-current liabilities
Borrowings	10		—	3,940
Deferred tax liabilities, net	3		2,506	32,551

Total non-current liabilities			2,506	36,491

Total liabilities			23,834	60,453

Net assets			77,720	175,033

Commitments and contingencies	19
Equity
Issued capital	13		244,040	230,377
Reserves	14		12,866	1,584
Defecit accumulated prior to development stage	15	(a)	(3,813)	(3,813)
Defecit accumulated during development stage	15	(b)	(175,373)	(53,115)

Total equity			77,720	175,033

This consolidated balance sheet should be read in conjunction with the accompanying notes to the consolidated financial statements.

PSIVIDA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Australian Dollars)

	Issued capital $’000	Foreign currency translation reserve $’000	Option premium reserve $’000	Employee- equity settled benefits reserve $’000	Accumulated losses $’000	Minority Interest $’000	Total $’000
Balance at July 1, 2004	49,958			39	(11,968)	1,583	39,612
Exchange differences arising on translation of foreign operations	—	(350)	—	—	—	79	(271)

Net loss recognized directly in equity	—	(350)	—	—	—	79	(271)
Loss attributable to members of the parent entity	—	—	—	—	(16,794)	—	(16,794)
Minority interest share of loss	—	—	—	—	—	(399)	(399)

Total recognized expense	—	(350)	—	—	(16,794)	(320)	(17,464)
Share-based payments issued as consideration for acquisition, net of issue costs	54,260	—	293	—	—	—	54,553
Shared-based compensation attributable to options issued	—	—	—	593	—	—	593
Exercise of options	3,666	—	—	—	—	—	3,666
Reversal of minority interest due to acquisition	—	—	—	—	—	(1,263)	(1,263)

Balance at June 30, 2005	107,884	(350)	293	632	(28,762)	—	79,697

Balance at July 1, 2005	107,884	(350)	293	632	(28,762)	—	79,697
Exchange differences arising on translation of foreign operations	—	(2,674)	—	—	—	—	(2,674)

Net loss recognized directly in equity	—	(2,674)	—	—	—	—	(2,674)
Loss for the year	—	—	—	—	(28,166)	—	(28,166)

Total recognized expense	—	(2,674)	—	—	(28,166)	—	(30,840)
Shares issued, net of issue costs	10,989	—	—	—	—	—	10,989
Shares and options issued as consideration for acquisition, net of issue and registration costs	110,806	—	642	—	—		111,448
Equity portion of convertible note	—	—	1,706	—	—	—	1,706
Exercise of options	27	—	(27)	—	—	—	—
Share-based compensation attributable to non-vested ADSs, options and warrants issued	671	—	73	1,289	—	—	2,033

Balance at June 30, 2006	230,377	(3,024)	2,687	1,921	(56,928)	—	175,033

Balance at July 1, 2006	230,377	(3,024)	2,687	1,921	(56,928)	—	175,033
Exchange differences arising on translation of foreign operations	—	(13,634)	—	—	—	—	(13,634)

Net loss recognized directly in equity	—	(13,634)	—	—	—	—	(13,634)
Loss for the year	—	—	—	—	(122,258)	—	(122,258)

Total recognized expense	—	(13,634)	—	—	(122,258)	—	(135,892)
Shares issued to investors, net of issue costs	30,733	—	—	—	—	—	30,733
Proceeds allocated to derivative liabilities in connection with options issued to investors	(19,745)	—	—	—	—	—	(19,745)
Conversion of convertible notes	1,712	—	—	—	—	—	1,712
Fair value of warrants issued in connection with convertible note amendments	—	—	27,117	—	—	—	27,117
Shared-based compensation attributable to non-vested ADSs and options issued	963	—		136	—	—	1,099
Shared-based compensation attributable to option revaluations	—	—	—	(325)	—	—	(325)
Extinguishment of convertible note	—	—	(1,706)	—	—	—	(1,706)
Exercise of options in subsidiary	—	—	—	(306)	—	—	(306)

Balance at June 30, 2007	244,040	(16,658)	28,098	1,426	(179,186)	—	77,720

This consolidated statement of changes in equity should be read in conjunction with the accompanying notes to the consolidated financial statements.

PSIVIDA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Australian Dollars)

	Note		Years Ended June 30,
			2007	2006	2005
			$’000	$’000	$’000
Cash flows from operating activities
Receipts from customers			2,105	2,469	—
Payments to suppliers, employees and consultants			(17,202)	(10,860)	(4,815)
Interest received			314	574	667
Income tax paid			—	—	—
Research and development expenditure paid			(9,069)	(12,980)	(8,318)
Other revenue received			11	69	162
Interest paid			(1,177)	(1,008)	—

Net cash used in operating activities	16	(b)	(25,018)	(21,736)	(12,304)

Cash flows from investing activities
Purchase of property, plant and equipment	6		(97)	(1,555)	(3,410)
Proceeds from sale of property, plant and equipment			1	26	—
Net cash received from sale of subsidiary	25		2,187	—	—
Net cash paid for acquisition of subsidiary	16	(d)	—	(4,033)	—
Net cash paid for increased interest in subsidiary	16	(d)	—	—	(4,645)

Net cash provided by (used in) investing activities			2,091	(5,562)	(8,055)

Cash flows from financing activities
Proceeds from issue of ordinary shares			32,407	11,946	—
Payment of share issue and registration costs			(1,674)	(2,045)	(27)
Proceeds from exercise of options and warrants			—	—	3,666
Proceeds from borrowings			8,646	20,500	—
Payment of borrowing costs			(1,821)	(741)	—
Payment of note redemption costs and penalties			(7,326)	(498)	—
Repayment of borrowings			(18,289)	—	—

Net cash provided by financing activities			11,943	29,162	3,639

Net (decrease) / increase in cash and cash equivalents			(10,984)	1,864	(16,720)
Cash and cash equivalents at the beginning of the financial year			15,447	12,892	31,350
Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies			(1,317)	691	(1,738)

Cash and cash equivalents at the end of the financial year	16	(a)	3,146	15,447	12,892

This consolidated statement of cash flow should be read in conjunction with the accompanying notes to the consolidated financial statements.

PSIVIDA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Australian Dollars)

1.	Summary of Significant Accounting Policies

Background

pSivida Limited, or pSivida, together with its subsidiaries, (herein referred to as the “Company”, the “Group”, “we” or “us”), is incorporated in Western Australia and is a global drug delivery company committed to the biomedical sector. Its core focus is the development and commercialization of drug delivery products in the healthcare sector, initially in ophthalmology and oncology.

On May 18, 2001, the Company re-listed on the Australian Stock Exchange (“ASX”)(ASX Code: PSD). pSivida’s shares are also listed on the NASDAQ Global Market under the symbol “PSDV”, in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705) and in the United Kingdom on the OFEX International Market Service (“IMS”) under the symbol PSD.

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards (“A-IFRS”). Compliance with A-IFRS ensures that the consolidated financial statements and notes of the Group comply with International Financial Reporting Standards (“IFRS”).

The financial report was authorized for issue in accordance with a resolution of the Board of Directors (“directors”) on September 28, 2007.

Basis of preparation

The consolidated financial statements have been prepared on the basis of historical cost, except for derivative financial instruments which are measured at fair value. Cost is based on the fair value of the consideration given in exchange for assets. All amounts are presented in Australian dollars (A$ or $), unless otherwise noted.

Judgments made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in future periods are disclosed, where applicable, in the relevant notes to the consolidated financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

A reconciliation of the major differences between these principles and those applicable under accounting principles generally accepted in the United States of America (‘US GAAP’) is included in Note 28.

Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group’s accounting policies, which are fully described within this Note, management is required to make judgments, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis for making the judgments. Actual results may differ from these estimates.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the entity’s accounting policies

The following are the critical judgements (apart from those involving estimations, which are dealt with below), that management has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognised in the financial statements:

Accounting for convertible notes

The Company financed certain of its activities through the issuance of convertible promissory notes with detachable warrants in November 2005 and September 2006 to institutional investors. As summarized in Note 1(g), these compound instruments require analysis of their component parts and appropriate classification as liabilities and equity. Our analyses concluded that the note holder conversion option was an embedded derivative that required bifurcation and classification as a derivative liability subject to fair value adjustment through profit and loss. The fair value of the embedded derivative was estimated using a Binomial Tree Model, taking into account assumptions as to share price volatility, dividend yield and market interest rates for a comparable non-convertible debt instrument.

The fair value of the detachable warrant was determined by deducting the liability component from the proceeds of the compound instrument. After a pro rata allocation of transaction costs between the debt and equity components, the effective interest rate method is used to amortise to finance costs the estimated future cash flows through the expected life of the financial liability, or such shorter period as may be deemed appropriate.

During the year ended June 30, 2007, the Company entered into multiple amendments of the terms of its November 2005 convertible note. For each amendment, the Company estimated the present value of the future cash flows of the amended note, including cash and non-cash consideration, against that of the pre-amendment note. If the resulting present values reflect a change of greater than 10%, the pre-amendment note is accounted for as an extinguishment of debt and the issuance of a new compound debt instrument. Alternatively, the amendment is treated as a modification of the original debt instrument. As more fully described in Note 10, there were three amendments to the November 2005 convertible note during the period. Two of those amendments met the criteria for extinguishment treatment and the other amendment was treated as a modification.

Collaborative research and development

Collaborative research and development revenue comprises amounts received for research and development activities under the Group’s collaboration agreements. As summarized in Note 1(q), for contracts with specifically defined milestones, revenues from milestone payments related to agreements under which the Group has no continuing performance obligations are recognized upon achievement of the related milestone which represents the culmination of the earnings process. Revenues from milestone payments related to research collaboration agreements under which the Group has continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: (i) the milestone payments are non-refundable; (ii) substantive effort is involved in achieving the milestone; and (iii) the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone. If any of these conditions are not met, the milestone payments are deferred and recognized as revenue when the collaborating party confirms that the performance obligations have been met.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Impairment of intangible assets

On an annual basis, or when a “triggering event” occurs, the Company reviews the carrying value of its intangible assets. At December 31, 2006 and at June 30, 2007, the Company identified triggering events that required an in-depth assessment of the valuation of its Retisert patents acquired in the CDS acquisition and of its BrachySil product candidates resulting from the patents and license assets of the Company’s pSiMedica subsidiary. The valuation assessment required detailed analysis of projected future cash inflows and cash outflows associated with each intangible asset. These projections required the application of numerous judgements. In the case of Retisert, a commercialized product with two years of sales history, these judgements and estimates included market penetration rates, estimated market growth, potential impact of new technologies under development, penetration rate for re-implants and appropriate weighted average cost of capital rate to discount the future cash flows. In the case of BrachySil, a product candidate in Phase II clinical trials, other estimates included cost and duration of later stage clinical trials, timing of regulatory approval, probability of a collaboration agreement with a third party, etc. Details of the impairment loss calculations are provided in Note 8.

Accounting for business combinations

We account for business combinations using the purchase method of accounting and accordingly, the assets and liabilities of the acquired entity are recorded at their estimated fair values at the date of acquisition. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill.

In applying the purchase method to our December 30, 2005 acquisition of CDS, it was necessary for us to make various estimates and assumptions concerning the valuation of the consideration given by us and the fair values of the assets and liabilities of CDS. These included the following considerations:

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

•

We made a judgment that the value of 8,991,930 nonvested ordinary shares issued in exchange for nonvested CDS common shares outstanding should not be discounted from the fair value per share determined for the vested ordinary shares on the basis that (1) the holders had the same rights as normal holders of ordinary shares and (2) the Company’s estimate was that all the underlying shares would vest.

•	We applied assumptions related to determining the fair value of share-based payments to the issuance of 1,724,460 vested share options in exchange for the outstanding vested CDS options.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

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

•

We reviewed the sales and leaseback transaction that CDS had entered into in relation to its premises, which resulted in a gain that had previously been accounted for by CDS as deferred revenue subject to amortization over the subsequent lease period. Based upon our analysis of the lease transaction, we concluded that the lease was an operating lease and that the transaction was established at fair value, and therefore the fair value of the deferred liability at the date of the acquisition was determined to be zero.

Intangible assets acquired in a business combination

All potential intangible assets acquired in a business combination are identified and recognized separately from goodwill, where they satisfy the definition of an intangible asset and their fair value can be measured reliably.

We determined that the portion of the CDS purchase price allocation assigned to Medidur meets the definition of in-process research and development, or IPR&D, as the product was in Phase III clinical trials and had not been approved by the FDA. Although the product candidate may have significant future importance, we consider that Medidur for DME does not have alternative future use other than the technological indications for which it is in development. Under AASB 3 and AASB 138, IPR&D is recognized as an asset separate from goodwill and, since the asset is not commercially available for use, the IPR&D will not be subject to amortization, but rather tested at least annually for impairment under A-IFRS.

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

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Goodwill

Goodwill arising on consolidation consists of the excess of the cost of the acquisition over our interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. The excess of the A$116.9 million purchase price over the A$86.5 million of fair value of the assets and liabilities of CDS acquired at December 30, 2005, or A$30.4 million, was recorded as goodwill and is subject to testing for impairment on at least an annual basis. In applying impairment testing, our judgment was that the Company is the single cash-generating unit. In making this determination we considered that (1) we operate in one business segment, the biotechnology sector; and (2) our executive management assesses operating performance and reviews financial statements predominantly at the consolidated level.

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

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

Useful lives of property and intangibles

As described in Notes 1(m) and 1(o), the Company reviews the estimated useful lives of its tangible and intangible assets at the end of each annual reporting period. During the year ended June 30, 2007, the Company revised its estimate of the remaining useful life of the patents and licenses of its pSiMedica subsidiary from 6 years to 10.5 years. The effect of this change in estimate was an extension of the period of time for which future cash flows were taken into account in the evaluation of the recoverability of the intangible asset and the prospective estimate of amortization expense to be charged to income in the future based upon the new carrying value at June 30, 2007.

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

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

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

The date of inception of the development stage was December 1, 2000, being the date that pSivida (formerly Sumich Group Limited) was re-listed on the ASX following a recapitalization and restructure. It was after this recapitalization and restructure that the Company acquired an interest in pSiMedica Limited, or pSiMedica, and commenced its research and development activities. Balances at inception of the development stage represent the Company’s statement of financial position balances post-recapitalization and restructure.

Going concern basis

The financial report has been prepared on a going concern basis of accounting, which contemplates the continuity of normal business activity, realization of assets and settlement of liabilities in the normal course of business.

At June 30, 2007, the Group had current assets of A$6,708,000 and current liabilities of A$21,328,000, resulting in net current liabilities of A$14,620,000. For the year ended June 30, 2007, the Group incurred a negative operating cash flow of A$25,018,000 and a net loss for the period of A$122,258,000, which included A$94,443,000 of impairment write-downs of certain of its intangible assets.

In July 2007, the Company issued 14,402,000 American Depository Shares (“ADSs”) (equivalent to 144,020,000 ordinary shares) to United States (“U.S”) investors in a registered direct share offering and 20,547,945 ordinary shares to an Australian investor for aggregate gross proceeds of approximately US$20.6 million (A$24.0 million) less share issue costs of approximately US$2.6 million (A$3.0 million).

At June 30, 2007, the Company had no outstanding debt, having redeemed in full the remaining balances of its convertible promissory notes. All of the registration statements required to be filed in connection with the potential resale of the ADSs issued or issuable to those security holders were filed and declared effective by the Securities and Exchange Commission (“SEC”). So long as the Company timely files all financial statements required to maintain the effectiveness of these registration statements, no further registration rights penalties will accrue to the benefit of the security holders.

At June 30, 2007, the Company had limited sources of ongoing revenues and its current product candidates were not expected to begin generating cash inflows for at least three years. Accordingly, the Company expects that it will need to raise additional sources of equity and/or debt capital in future periods.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Having regard to these matters, the directors are of the opinion that the going concern basis upon which the consolidated financial statements are prepared continues to be appropriate for the following reasons:

(i)	Between June 30, 2007 and the date of this report, the Company has raised approximately A$21.0 million (US$18.0 million), net of issue costs, through the completion of a registered share offering in the U.S. and the simultaneous sale of ordinary shares and warrants, as further described in Note 20.

(ii)	The Company has completed the restructuring of its operations which commenced in December 2006, resulting in a reduction of monthly fixed overheads and other non-discretionary expenditures and the elimination of all debt. As a result, the directors currently believe that existing cash balances are sufficient to fund operations through at least June 30, 2008.

(iii)	The recent collaboration entered into with Pfizer Inc (“Pfizer”) is currently expected to provide the Company with research and development funding of approximately US$2.0 million annually commencing in January 2008.

(iv)	The directors believe that the Company has the capacity and track record, to raise additional working capital through the sale of equity or debt to third parties, or a combination thereof.

The directors are of the opinion that the basis upon which the financial statements are prepared is appropriate in the circumstances. However, in the event that the Company is unable to raise additional capital from time to time as required, there would be substantial doubt as to the ability of the Company to continue as a going concern. Should the Company not continue as a going concern and pay its debts as and when they fall due, it may be unable to realize its assets, and discharge its liabilities in the normal course of business and at the amounts stated in the consolidated financial statements.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Significant accounting policies

The following significant accounting policies have been adopted in the preparation and presentation of the consolidated financial statements:

(a)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of pSivida and entities controlled by pSivida (its subsidiaries), which as also noted above are herein referred to as “the Company” , “the Group”, “we” or “us” in these consolidated financial statements. Control is achieved where pSivida has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of operations from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

(b)	Borrowings

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortized cost with any difference between the initial recognized amount and the redemption value being recognized in profit and loss over the period of the borrowing.

(c)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under Australian Accounting Standards Board (“AASB”) 3: “Business Combinations” are recognized at their fair values at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

(d)	Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(e)	Employee benefits

A provision is recognized for benefits accruing to employees for services rendered up to the reporting date in respect of wages and salaries, annual leave, sick leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions arising in respect of employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts using the remuneration rates expected to apply at the time of settlement. All other employee benefit liabilities are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to the reporting date.

Any contributions made to defined contribution superannuation plans by entities within the Group are expensed when incurred.

(f)	Financial assets

Receivables

Trade and other receivables are recorded at amortized cost less impairment.

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that as a result of one or more events that occurred after the initial recognition of the financial asset the estimated future cash flows of the investment have been impacted. For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables where the carrying amount is

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

reduced through the use of an allowance account. When a trade receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognized impairment loss is reversed through profit or loss to the extent the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(g)	Financial instruments issued by the Company

Debt and equity instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement. Options issued in connection with capital raising transactions that are denominated in a currency other than the issuer’s functional currency are treated as a derivative liability, reflecting the variable amount of functional currency to be received upon potential exercise. After initial recognition, subsequent changes in the fair value of the derivative liability are charged or credited to the consolidated statements of operations in the period.

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

The Company reviews the terms of compound instruments to determine whether there are embedded derivatives, such as a holder’s conversion option, that may be required to be bifurcated and accounted for separately as a derivative financial instrument. Bifurcated embedded derivatives are recorded at fair value on the consolidated balance sheet and classified as an asset or liability, as appropriate. After initial recognition, subsequent changes in the fair value of the embedded derivative are charged or credited to the consolidated statements of operations in the period.

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

Transaction costs and discount on the issue of debt instruments

Transaction costs relating to the issuance of debt and the debt discount from the face amount of the debt (such as amounts allocated to bifurcated embedded derivatives and detachable warrants) are set off against the debt liability and amortized using the effective interest method over the expected life of the instrument. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or where appropriate, a shorter period.

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.

Financial guarantee contract liabilities

Financial guarantee contract liabilities are measured initially at their fair values and subsequently at the higher of the amount recognized as a provision and the amount initially recognized less cumulative amortization in accordance with the revenue recognition policies.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

(h)	Foreign currency

Functional and presentation currency

The functional currency of each entity is measured using the currency of the primary economic environment in which that entity operates. Entities within the Group use the following functional currencies:

Entity	Functional currency
pSivida Limited	United States dollar (US$)
pSiMedica Limited	British pound (£)
pSivida Inc	United States dollar (US$)
pSiOncology Pte Ltd	Singapore dollar (S$)
AION Diagnostics Limited	Australian dollar ($ or A$)
pSiNutria Limited	British pound (£)

The parent entity changed its functional currency from A$ to US$ on acquisition of pSivida Inc (formerly Control Delivery Systems Inc (CDS)) effective January 1, 2006 as it was determined that the United States was the primary economic environment in which the parent entity operates as of that date.

Foreign currency transactions

In preparing the financial statements of the individual entities, transactions denominated in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rate of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the exchange rate prevailing at that date.

Exchange differences are recognized in profit and loss in the period in which they arise.

Foreign operations

On consolidation, the assets and liabilities of the Group’s operations whose functional currency differs from the presentation currency are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognized in the foreign currency translation reserve, and recognized in profit or loss on disposal of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity on or after the date of transition to A-IFRS are treated as assets and liabilities of the foreign entity and translated at exchange rates prevailing at the reporting date.

(i)	Goods and services tax

Revenues, expenses and assets are recognized net of the amount of Goods and Services Tax (“GST”), except:

•	where the amount of GST incurred is not recoverable from the taxation authority, it is recognized as part of the cost of acquisition of an asset or as part of an item of expense; or

•	for receivables and payables, which are recognized inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

(j)	Goodwill

Goodwill acquired in a business combination is initially measured at its cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. Goodwill is subsequently measured at its cost less any impairment losses.

For the purpose of impairment testing, management has defined the Group as the single cash generating unit (“CGU”) on the basis that (i) the Group operates in one business segment, the biotechnology sector and (ii) assessment of operating performance and financial statement review is predominantly done at the Group level. The CGU to which goodwill has been allocated is tested for impairment annually or more frequently if events or changes in circumstances indicate that goodwill might be impaired.

If the recoverable amount of the CGU is less than the carrying amount of the CGU, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss recognized for goodwill is recognized immediately in profit or loss and is not reversed in a subsequent period.

On disposal of an operation within a CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal of the operation.

(k)	Impairment of other tangible and intangible assets (excluding goodwill)

At each reporting date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the CGU to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (CGU) is reduced to its recoverable amount. An impairment loss is recognized in profit or loss immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset CGU is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset CGU in prior years. A reversal of an impairment loss is recognized in profit and loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation increase.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

(l)	Income tax

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

In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is more likely than not that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilized. However, deferred tax assets and liabilities are not recognized if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognized in relation to temporary differences arising from goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realized or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets relating to carry forward tax losses are recognized where it is more likely than not that taxable profit will be available against which the carry forward tax losses can be utilized.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognized as an expense or as income in the consolidated statements of operations, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognized directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

(m)	Intangible assets

Intangible assets acquired in a business combination

All potential intangible assets acquired in a business combination are identified and recognized separately from goodwill where they satisfy the definition of an intangible asset and their fair value can be measured reliably.

Patents and intellectual property

Acquired patents and intellectual property are recorded at cost less accumulated amortization and impairment. Amortization is calculated on a straight line basis so as to write off the cost of the asset over its estimated useful life, commencing on the date the asset is available for use. The expected useful life is reviewed at the end of each annual reporting period.

In-process research and development

In-process research and development (“IPR&D”) projects acquired in a business combination are recorded at cost, subject to any impairment write-downs. Amortization is charged over the estimated useful life once a project included in IPR&D has been successfully developed and is available for use. No amortization has been charged in the periods presented.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

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

An intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following are demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

(n)	Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating Leases

For operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, lease payments are recognized as an expense on a straight-line basis over the lease term.

Contingent rentals are recognized as an expense in the financial year in which they are incurred.

The cost of improvements to or on leasehold property is capitalized, disclosed as leasehold improvements, and depreciated over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(o)	Property, plant and equipment

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

Depreciation is provided on property, plant and equipment. Depreciation is calculated on a straight-line basis so as to write off the net cost of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

The following estimated useful lives are used in the calculation of depreciation:

Leasehold improvements	Lease term
Plant and equipment	3 years

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

The gain or loss arising on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

(p)	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

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

(q)	Revenue recognition

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

Collaborative research and development

Collaborative research and development revenue comprises amounts received for research and development activities under the consolidated group’s collaboration agreements. For contracts with specifically defined milestones, revenues from milestone payments related to agreements under which the consolidated group has no continuing performance obligations are recognized upon achievement of the related milestone which represents the culmination of the earnings process. Revenues from milestone payments related to research collaboration agreements under which the consolidated group has continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: (i) the milestone payments are non-refundable; (ii) substantive effort is involved in achieving the milestone; and (iii) the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone. If any of these conditions are not met, the milestone payments are deferred and recognized as revenue when the collaborating party confirms that the performance obligations have been met.

(r)	Other Income

Interest

Interest income is recognized on a time-proportionate basis that takes into account the effective yield on the financial assit.

Dividends

Dividend income is recognized on a receivable basis.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

(s)	Share-based payments

Equity-settled share-based payments granted after November 7, 2002 that were unvested as of January 1, 2005 are measured at the fair value of the equity instrument at the grant date. Fair value is measured by use of the Black-Scholes option pricing model in most instances. The expected life used in the Black-Scholes model is adjusted, based on management’s best estimate, for the effects of exercise restrictions and behavioral considerations. Further details on how the fair value of equity-settled share-based transactions has been determined can be found in Note 13.

Equity-settled share-based payments for transactions with parties other than employees and directors are measured at the fair value of the goods and services received, except where fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the services.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest.

(t)	Trade and other payables

Trade payables and other accounts payable are recognized when the Group becomes obliged to make future payments resulting from the purchase of goods and services.

(u)	Comparative information

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

(v)	AASB accounting standards issued but not yet in effect

Standards and Interpretations in issue not yet adopted

At the date of authorization of the financial report, a number of Standards and Interpretations including those Standards and Interpretations issued by the International Accounting Standards Board (“IASB”) / International Financial Reporting Interpretations Committee (“IFRIC”) where an Australian equivalent has not been made by the AASB, were in issue but not yet effective.

Initial application of the following Standards will not affect any of the amounts recognized in the financial report, but will change the disclosures presently made in relation to the Group’s consolidated financial statements:

Standard	Effective for annual reporting periods beginning on or after	Expected to be initially applied in the financial year ending

• AASB 7 “Financial Instruments: Disclosures” and consequential amendments to other accounting standards resulting from its issue	January 1, 2007	June 30, 2008
• AASB 101 “Presentation of Financial Statements” – revised standard	January 1, 2007	June 30, 2008
• AASB 2007-7 “Amendments to Australian Accounting Standards”	July 1, 2007	June 30, 2008
• AASB 8 “Operating Segments”	January 1, 2009	June 30 ,2010
• IAS 1 (Revised) “Presentation of Financial Statements”	January 1, 2009	June 30, 2010

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Initial application of the following Standards and Interpretations is not expected to have any material impact to the consolidated financial statements of the Group:

Standard/Interpretation	Effective for annual reporting periods beginning on or after	Expected to be initially applied in the financial year ending
• AASB Interpretation 10 “Interim Financial Reporting and Impairment”(“AASB Interpretation 10”)	November 1, 2006	June 30, 2008
• AASB Interpretation 11 “AASB 2 – Group and Treasury Share Transactions”(“AASB Interpretation 11”)	March 1, 2007	June 30, 2008
• AASB 2007-1 “Amendments to Australian Accounting Standards arising from AASB Interpretation 11”(“AASB 2007-1”)	March 1, 2007	June 30, 2008
• AASB Interpretation 12 “Service Concession Arrangements”(“AASB Interpretation 12 “)	January 1, 2008	June 30, 2009
• AASB 2007-4 “Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments” (“AASB 2007-4”)	July 1, 2007	June 30, 2008
• AASB Interpretation 13 “Customer Loyalty Programmes”	July 1, 2008	June 30, 2009
• AASB 123 “Borrowing Costs” – revised standard (“AASB 123 (revised)”)	January 1, 2009	June 30, 2010
• AASB 2007-6 “Amendments to Australian Accounting Standards arising from AASB 123” (“AASB 2007-6”)	January 1, 2009	June 30, 2010

AASB Interpretation 10

AASB 134 “Interim Financial Reporting” requires an entity to apply the same accounting policies in its interim financial report as are applied in its annual financial report. It also states that measurements for interim reporting purposes are made on a year-to-date basis so that the frequency of reporting does not affect an entity’s annual reports. AASB Interpretation 10 clarifies that an entity cannot reverse an impairment loss recognized in a previous interim period in relation to goodwill or either an investment in an equity instrument or in a financial asset carried at cost.

This approach is consistent with impairment reversal prohibitions in AASB 136 “Impairment of Assets” (“AASB 136”) and AASB 139 “Financial Instruments: Recognition and Measurement” (“AASB 139”).

AASB Interpretation 10 is required to be applied prospectively from the date at which the entity first applied AASB 136 (i.e. July 1, 2004) and AASB 139 (i.e. July 1, 2005), for goodwill and investments in either equity instruments or financial assets carried at cost, respectively.

AASB Interpretation 11 and AASB 2007-1

AASB Interpretation 11 clarifies the application of AASB 2 “Share-based Payment” (“AASB 2”) to certain share-based payment arrangements involving the entity’s own equity instruments and to arrangements involving equity instruments of the entity’s parent. AASB 2007-1 amends AASB 2 to insert transitional provisions of IFRS 2 “Share-based Payment” that had previously been set out in AASB 1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards”.

AASB Interpretation 11 and AASB 2007-1 are required to be applied retrospectively.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

AASB 2007-4

AASB 2007-4 makes amendments to a number of AASB to introduce various accounting policy options, delete various disclosures presently required and make a number of editorial amendments.

Whilst a large number of Accounting Standards are amended by AASB 2007-4, key accounting policy options introduced by AASB 2007-4 relate to:

•	the measurement and presentation of government grants;

•	the accounting for jointly controlled entities using the proportionate consolidation method

•	the presentation of the cash flow statement.

The Group does not intend to change any of its current accounting policies on adoption of AASB 2007-4; accordingly, there will no financial impact to the financial report. However, in the Company’s financial report for the financial year ending June 30, 2008, certain information may no longer be disclosed, or may be disclosed in an alternative manner, due to amendments made by AASB 2007-4 to the disclosure requirements of various Accounting Standards.

AASB 123 (revised) and AASB 2007-6

AASB 123 (July 2004) permits an entity to either expense or capitalize borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets. Under AASB 123 (revised), entities are no longer permitted to choose between alternate treatments and must capitalize borrowing costs relating to qualifying assets. AASB 2007-6 makes amendments to various Accounting Standards arising from the issue of AASB 123 (revised).

AASB 123 (revised) is generally to be applied prospectively to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. Accordingly, no restatements will be required in respect of transactions prior to the date of adoption.

2.	Loss from operations

	Years Ended June 30,
	2007	2006	2005
	$’000	$’000	$’000
(a) Revenue
Revenues:
Royalties	1,338	461	—
Collaborative research and development	933	863	—
Other revenue	11	69	162

	2,282	1,393	162

Other income:
Interest from bank deposits	354	574	667
Gain on disposal of property, plant and equipment	—	6	—

	354	580	667

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

	Years Ended June 30,
	2007	2006	2005
	$’000	$’000	$’000
(b) Finance costs (income)
Interest and finance costs:
Interest expense	2,290	1,073	32
Amortization of debt discount and issue cost components of convertible notes	5,619	2,973	—
Registration rights penalties	2,893	498	—

	10,802	4,544	32

Change in fair value of derivatives:
Conversion option derivative in connection with convertible note transactions	(5,938)	(3,408)	—
Derivative liability in connection with options issued to investors	(8,610)	—	—

	(14,548)	(3,408)	—

Refer to Notes 10 and 11 for further information related to borrowings and other financial liabilities.

	Years Ended June 30,
	2007	2006	2005
	$’000	$’000	$’000
(c) Loss before income tax
Loss before income tax includes the following expenses:
Depreciation of non-current assets	272	127	44
Research and development costs immediately expensed:
depreciation of non-current assets	1,999	2,273	606
amortization of intangible assets	8,010	9,316	6,070
other research and development expenses	13,611	15,031	7,682

	23,620	26,620	14,358

Operating lease rental payments	939	520	98
Employee benefit expense
equity settled share-based payments	777	1,987	509
defined contribution plans	426	420	240
other employee benefits	7,423	7,059	800

	8,626	9,466	1,549

Loss before income tax is arrived at after charging the following losses:
Loss on disposal of property, plant and equipment	26	—	7

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

3.	Income tax

(a)	Income tax recognized in profit or loss

	Years Ended June 30,
	2007	2006	2005
	$’000	$’000	$’000
Deferred tax benefit relating to the origination and reversal of temporary differences	(27,746)	(9,520)	(3,621)

Total tax benefit	(27,746)	(9,520)	(3,621)

The prima facie income tax benefit on pre-tax accounting loss from operations reconciles to the income tax benefit in the consolidated financial statements as follows:

	Years Ended June 30,
	2007	2006	2005
	$’000	$’000	$’000
Loss from operations	(150,004)	(37,686)	(20,814)
Income tax benefit calculated at 30%	(45,001)	(11,306)	(6,244)
Effect of expenses that are not deductible in determining taxable loss	18,684	4,876	2,092
Non-deductible share-based payments	275	586
Effect of tax concessions (research and development and other allowances)	(171)	—
Change in fair value of embedded derivatives	(4,364)	(1,022)
Effect of unused tax losses and tax offsets not recognized in prior years as deferred tax assets	9,949	(1,431)	292
Utilization of prior year tax losses not previously recognized	(14)	(48)	(23)
Movements in other temporary differences not recognized as deferred tax balances	(361)	(156)
Foreign exchange movements during the period	(94)	(607)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(6,649)	(412)	262

Income tax benefit	(27,746)	(9,520)	(3,621)

The tax rate used in the above reconciliation is the corporate tax rate of 30% payable by Australian corporate entities on taxable profits under Australian tax law. There has been no change in the corporate tax rate when compared with the previous reporting period.

(b)	Current tax assets and liabilities

	As of June 30,
	2007	2006
	$’000	$’000
Income tax payable	—	—

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

(c)	Deferred tax balances

	As of June 30,
	2007	2006
	$’000	$’000
Deferred tax assets comprise:
Tax losses - revenue	13,755	26,146
Temporary differences
Research and development accruals	1,692	1,065
Other	213	1,293

	15,660	28,504

Deferred tax liabilities comprise:
Patents	(6,406)	(47,116)
Capitalized research and development costs	(11,760)	(13,939)

	(18,166)	(61,055)

Net deferred tax liability	(2,506)	(32,551)

Unrecognized deferred tax assets:
The following deferred tax assets have not been brought to accounts as assets:
Tax losses - revenue	22,000	1,441
Capital raising costs	585	77

	22,585	1,518

(d)	Movements in deferred tax balances

	Years Ended June 30,
	2007	2006
	$’000	$’000
Opening balance	(32,551)	(10,123)
Profit and loss credit	27,746	9,520
Acquired as part of business combination	—	(32,506)
Foreign exchange movements during the period	2,299	558

Closing balance - net deferred tax liability	(2,506)	(32,551)

The Company has elected not to consolidate its Australian subsidiaries under the tax consolidation regime.

(e)	Tax Loss Carry Forwards

The parent company and various operating subsidiaries have tax loss carry forwards in their individual tax jurisdictions. At June 30, 2007 the Company had US federal net operating loss carry forwards of approximately US$45,876,000 (A$54,048,000) which expire at various dates between

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

2022 and 2027. The utilization of these carry forward losses is limited by the Internal Revenue Code as a result of changes in the Company ownership. At June 30, 2007 the Company had state net operating loss carry forwards in the US of approximately US$45,515,000 (A$53,622,000) which expire at various dates between 2007 and 2014. Additionally the Company has loss carry forwards in the following tax jurisdictions which have no expiration dates (i) Australia A$2,483,000, (ii) UK £15,728,000 (A$37,129,000) and Singapore S$8,819,405 (A$6,782,000).

4.	Dividends paid or provided for on ordinary shares

No dividend has been declared or paid during the current financial year or the prior financial year.

The Group does not have any franking credits available for current or future years as the Group is not in a tax paying position.

5.	Trade and other receivables

	As of June 30,
	2007	2006
	$’000	$’000
Current
Note receivable, including accrued interest (i)	1,798	—
Other receivables (ii)	1,159	1,001

	2,957	1,001

(i)	The note receivable in the principal amount of US$1,500,000 (A$1,767,000) is due on April 12, 2008 in connection with the sale of AION Diagnostics, Inc. (“AION”). Interest accrues at the rate of 8% per annum, compounded monthly, payable at maturity.

(ii)	Other receivables consist primarily of accrued royalties receivable (A$352,000) and amounts refundable for GST and value added tax (“VAT”) (A$546,000). The tax amounts are non-interest bearing and have repayment terms applicable under the relevant government authorities.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

6.	Property, plant and equipment

	Plant and equipment	Leasehold improvements	Construction in progress	Total
	$’000	$’000	$’000	$’000
Gross carrying amount
Balance at July 1, 2005	2,439	156	1,829	4,424
Additions	649	393	513	1,555
Disposals	(42)	(4)	—	(46)
Acquisitions through business combinations	609	15	—	624
Transfers between asset categories	2,349	—	(2,349)	—
Net foreign currency exchange differences	243	10	7	260

Balance at July 1, 2006	6,247	570	—	6,817
Additions	77	20	—	97
Disposals	(114)	(13)	—	(127)
Disposals through sale of subsidiary	(82)	(215)	—	(297)
Net foreign currency exchange differences	(835)	(40)	—	(875)

Balance at June 30, 2007	5,293	322	—	5,615

Accumulated depreciation
Balance at July 1, 2005	(1,120)	(30)	—	(1,150)
Disposals	25	1	—	26
Depreciation expense	(2,297)	(103)	—	(2,400)
Net foreign currency exchange differences	(148)	(5)	—	(153)

Balance at July 1, 2006	(3,540)	(137)	—	(3,677)
Disposals	88	12	—	100
Depreciation expense	(2,095)	(176)	—	(2,271)
Disposals through sale of subsidiary	31	43	—	74
Net foreign currency exchange differences	743	19	—	762

Balance at June 30, 2007	(4,773)	(239)	—	(5,012)

Net book value
As at June 30, 2006	2,707	433	—	3,140

As at June 30, 2007	520	83	—	603

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

7.	Goodwill

	As of June 30,
	2007	2006
	$’000	$’000
Gross carrying amount
Balance at beginning of year	53,159	23,306
Additional amounts recognized from business combinations	—	30,406
Effects of foreign currency exchange differences	(5,402)	(553)

Balance at end of year	47,757	53,159

Accumulated impairment losses
Balance at beginning of year	—	—
Impairment losses for the year	—	—
Effects of foreign currency exchange differences	—	—

Balance at end of year	—	—

Net book value
At the end of the year	47,757	53,159

Allocation of goodwill and in-process research and development to cash-generating units

Goodwill has been allocated for impairment testing purposes to a single CGU based on the primary reporting segment. At this time, Retisert is the only cash-generating product owned by the Company, with sales of the product occurring in the US as a result of the marketing of the product undertaken by Bausch & Lomb. The Company receives sales-based royalties from Bausch and Lomb, subject to the terms of an advance royalty agreement entered into with pSivida Inc (formerly CDS) in June 2005.

The recoverable amount of the CGU is determined based on a fair value less cost to sell calculation which uses cash flow projections based on the expectations and forecasts of management covering a 10.5 year period (the remaining estimated useful life) and applying a discount rate in reference to a weighted average cost of capital for the Company of approximately 17.5%. Management considers the estimated useful life to be a reasonable period to consider based on the nature of the industry and the often long product development cycles prior to commercialization. Cash flows have been estimated based on current numbers of patients diagnosed with the condition which the Group’s products are developed to treat, with growth rates based on generally expected trends, ranging between zero percentage increases and up to 4% per annum. Management considers such growth rates to be reasonable. Market penetration rates have been developed based on currently available sales results and on management’s future expectations and range from between 0.4% to 12%. Management considers the market penetration rates applied to be reasonable based on the unmet need of the conditions for which the Group’s products are being developed to treat. Development costs have been estimated based on historical costs and on management’s development plans currently in place, with general and administrative costs assumed to grow at the rate of 5% per annum after a period of three years for which detailed cost budgets have been prepared by management. Management believes that any reasonably possible change in the key assumptions upon which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

8.	Other intangible assets

	As of June 30,
	2007	2006
	$’000	$’000
Patents and licences
Gross carrying amount at beginning of year	143,831	58,056
Acquisitions through business combinations	—	88,460
Net foreign currency exchange differences	(15,159)	(2,685)

Gross carrying amount at end of year	128,672	143,831

Accumulated amortization and impairment at beginning of year	(17,964)	(8,400)
Amortization expense (i)	(8,010)	(9,316)
Asset impairment write-downs	(92,365)	—
Net foreign currency exchange differences	6,750	(248)

Accumulated amortization and impairment at end of year	(111,589)	(17,964)

Net book value at end of year	17,083	125,867

In-process research and development
Gross carrying amount at beginning of year	36,240	1,705
Acquisitions through business combinations	—	34,282
Asset impairment write-down	(2,078)	—
Net foreign currency exchange differences	(4,759)	253

Gross carrying amount at end of year	29,403	36,240

Accumulated amortization and impairment at beginning of year	—	—
Amortization expense (i)	—	—
Net foreign currency exchange differences	—	—

Accumulated amortization and impairment at end of year	—	—

Net book value at end of year	29,403	36,240

Total net book value at end of year	46,486	162,107

(i)	Amortization expense is included in the line item “Research and development-other” in the consolidated statements of operations.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Significant intangible assets

The net book value of the Group’s intangible assets by product and/or product candidate at June 30, 2007 and 2006 is summarized as follows:

			Estimated Useful Life at June 30, 2007
	2007	2006
	$’000	$’000	(Years)
Closing net book value by intangible asset
Patents and licences
Retisert	12,375	84,540	10.5
BrachySil	4,708	41,327	10.5

	17,083	125,867

In-process research and development
Medidur for DME	29,403	34,183	n/a
BrachySil	—	2,057	n/a

	29,403	36,240

Total	46,486	162,107

In connection with an exclusive worldwide collaborative research and license agreement entered into with Pfizer, Inc. in April 2007, the Company granted Pfizer a security interest (i) in certain patents owned by the Company and (ii) in certain other patents owned by third parties and licensed exclusively to the Company.

The ultimate recoupment of costs carried forward for patents, licenses and IPR&D is dependent on the Company’s successful development and commercial exploitation of its technology.

Impairment of intangible assets

In December 2006, in response to a need to conserve cash, we implemented certain cost reduction measures. One impact of these measures was a delay in the time period during which we believed certain BrachySil™ product candidates, for the treatments of liver and pancreatic cancer, would be approved and begin generating sales. Additionally, during December 2006, our assessment of the probable level of future sales by our exclusive licensee of the Retisert® product decreased as a result of information provided by a third party. In accordance with AASB 136, “Impairment of Assets” (“AASB 136”), these events were indicators of potential asset impairment that required us to compare the carrying value of each of the respective intangible assets, including goodwill, to their estimated recoverable amounts.

AASB 136 defines the recoverable amount as the higher of “fair value less costs to sell” and “value in use”. We evaluated the recoverable amounts of the above intangible assets as the “fair value less costs to sell”. Based upon the extended period of time expected before the commencement of cash inflows of our product candidates, we determined that this measurement approach would result in larger recoverable amounts than could be expected by using the “value in use” measurement criteria. We estimated costs to sell at 5% of asset fair value on the basis that for assets of an intangible nature the primary cost would be a commission for brokering a sale.

We estimated the future net after-tax cash flows, net of direct costs, of each intangible asset over its expected economic useful life from the measurement date. In preparing the estimated cash flows, various factors were taken into account, including:

(i)	discussions with our licensee and the likelihood that our next generation Medidur™ for Diabetic Mecular Edema (“DME”) product technology would, if approved, impact future levels of Retisert® sales;

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

(ii)	progress of ongoing clinical trials and the estimated period of time until completion and potential regulatory approvals;

(iii)	known or anticipated competitive products; and

(iv)	projected market size, assumed market penetration and growth rates.

We then determined nominal after-tax discount rates that we believed would be appropriate to value the estimated after-tax net cash flows of the individual intangible assets. In our assessment of an appropriate cost of equity for the Company, we applied a risk-free rate of return of 4.7%, a beta of approximately 2.1% and an estimated market risk premium (the additional return that investors historically expect for holding a well-diversified portfolio of risky assets) of 6%. Additional premiums were then applied to take account of perceived risk profiles and market prospects attributable to each of the intangible assets.

The results of our impairment analysis at December 31, 2006 are summarized in the following table:

Intangible Asset	Asset Classification	Discount Rate Used	Recoverable Amount	Asset Carrying Value at Dec 31, 2006	Impairment Write-down
			$’000	$’000	$’000
Retisert	Patents	22.5%	23,870	74,772	(50,902)
Medidur for DME	IPR&D	27.5%	152,174	31,619	—
BrachySil	Patents	37.5%	7,692	38,064	(30,372)
BrachySil	IPR&D	37.5%	—	2,078	(2,078)
Goodwill (note 1)	Goodwill	17.5%	302,025	85,766	—

					(83,352)

note 1 - asset carrying value equals consolidated net assets after the impairment write-downs of the individual intangibles

At June 30, 2007, as required annually pursuant to AASB 136, we conducted a further review of the recoverability of our intangible assets. During the fourth quarter, a combination of factors, including (i) difficulty in patient recruitment for the BrachySil liver trial; (ii) management perception of the more favorable economic potential of the pancreatic cancer product candidate; and (iii) our desire to conserve cash resources, resulted in management’s decision to place the liver cancer trial on long-term hold. In addition, in July 2007 we received formal confirmation of our prior understanding from industry sources that Bausch and Lomb had withdrawn its European application, originally filed in September 2006, for authorization to market Retisert. On the basis of these specific circumstances, we further evaluated the recoverable amounts of the above intangible assets utilizing the same methodology that had been applied in December 2006, including the same discount rates and cost of equity for the Company.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

The results of our further impairment analysis at June 30, 2007 are summarized in the following table:

Intangible Asset	Asset Classification	Discount Rate Used	Recoverable Amount	Asset Carrying Value at Jun 30, 2007	Impairment Write-down
			$’000	$’000	$’000
Retisert	Patents	22.5%	12,375	21,188	(8,813)
Medidur for DME	IPR&D	27.5%	141,507	29,403	—
BrachySil	Patents	37.5%	4,708	6,986	(2,278)
Goodwill (note 1)	Goodwill	17.5%	316,364	77,720	—

					(11,091)

note 1 - asset carrying value equals consolidated net assets after the impairment write-downs of the individual intangibles

9.	Trade and other payables

	As of June 30,
	2007	2006
	$’000	$’000
Current
Trade payables	1,552	1,656
Accrued liabilities	2,104	2,562
Amounts payable to development partner	5,047	3,194
Amounts payable to directors and their related parties	8	3

	8,711	7,415

10.	Borrowings

	As of June 30,
	2007	2006
	$’000	$’000
Current
At amortized cost
Convertible note	—	11,220

Non-current
At amortized cost
Convertible note	—	3,940

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

During the year ended June 30, 2007, the Company incurred a loss on extinguishment of debt in connection with (i) the subordinated convertible note issued in November 2005 to Sandell Asset Management (“Sandell”), as amended, and (ii) the subordinated convertible note issued in September 2006 to other institutional investors, herein referred to as “Absolute”. The debt extinguishments consisted of the transactions summarized in the following table, which are more fully described below:

	As of June 30,
	2007	2006
	$’000	$’000
Sandell Note:
September 14, 2006 amendment	11,564	—
December 29, 2006 amendment	4,010	—
May 15, 2007 redemption	12,214	—

	27,788	—
Absolute Notes:
June 14, 2007 redemption	372	—

	28,160	—

(i) Sandell Convertible Note

In November 2005, we issued a US$15.0 million (A$20.5 million) subordinated convertible note to Sandell Asset Management (“Sandell”) with a term of three years and interest at 8% payable quarterly. The note was convertible into pSivida ADSs at an initial conversion price of US$7.10 per ADS (A$0.95 per ordinary share), subject to adjustments as defined. Warrants to purchase 633,803 ADSs at an exercise price of US$7.20 per ADS were issued in connection with the transaction. The facility was determined to be a hybrid financial instrument consisting of a loan host contract and a compound embedded derivative. The convertible note was valued by an independent expert using a Binomial Tree Model, with the initial carrying value of the note equal to the gross proceeds reduced by the values assigned to the conversion option derivative, the issued warrants and debt issue costs.

On September 14, 2006, we closed an agreement revising the terms of the Sandell note (the “Amended Note”). The Amended Note continued to have a three-year term and to bear 8% interest payable quarterly in arrears in cash or, under certain conditions, at our option, in the form of our NASDAQ-listed ADSs. The terms of the Amended Note included an adjusted conversion price of US$2.00 per ADS, subject to further adjustment based upon certain events or circumstances, including, without limitation, if 108% of the average market price of our ADSs for the ten trading days prior to April 30, 2007 was lower than the then current conversion price. The investor’s conditional redemption rights under the original note were replaced by unilateral redemption rights for up to 50% of the Amended Note principal at July 31, 2007 and January 31, 2008. In connection with the amendment, we repaid US$2.5 million (A$3.3 million) of the outstanding note principal and agreed to pay US$1.0 million (A$1.3 million) in related penalties, which were paid on September 14, 2006. Sandell retained its existing warrants to purchase 633,803 ADSs, exercisable for six years at an adjusted exercise price of US$7.17 per ADS. Sandell extended the deadline for the registration statement required by the registration rights agreement to be declared effective by the SEC through October 15, 2006, with increased penalties if that deadline were missed. Our registration statement was declared effective on September 29, 2006. We were also released from restrictions on future fundraising transactions contained in the original note documentation. We also granted to Sandell (i) Series A warrants to purchase 5.7 million ADSs exercisable for five years with an exercise price of US$1.80 per ADS; (ii) a security interest in our current royalties, subject to release of that security upon any disposition by us of the royalty stream; and (iii) a guarantee by our US subsidiary, pSivida Inc.

The present value of the future cash flows of the Amended Note, including the US$1.0 million of cash fees paid and the value of the Series A warrants granted, was determined to be substantially different compared to the future cash flows under the original note terms, both discounted using the effective interest rate determined under the original note. We recorded a loss on extinguishment of debt of US$9.1 million (A$11.6 million), which represented the difference between the carrying amount of the original debt instrument and the consideration paid, including the value of the Series A warrants. The Amended Note, embedded derivative and the Series A warrants were valued using a Binomial Tree Model.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

On October 17, 2006, we signed a letter agreement with Sandell further revising the terms of the Amended Note. Pursuant to that letter agreement, we were released until March 30, 2007 from the requirement to maintain a net cash balance in excess of 30% of the outstanding principal amount of the Amended Note and instead the net cash balance required to be held by us through that date was reduced to US$1.5 million (A$2.1 million). Sandell further waived any default that would otherwise have resulted from the unavailability of our resale prospectus until we filed with the SEC our 2006 audited financial statements reconciled to US GAAP. We filed those financial statements on October 31, 2006, thus satisfying the condition in the agreement. In exchange for the foregoing, we agreed to make (i) a one-time payment to the investor of US$800,000 (A$1.1 million) on December 28, 2006 in satisfaction of registration rights penalties through the date of the letter agreement; and (ii) three payments of US$150,000 (A$205,000) on January 31, 2007, February 28, 2007 and March 30, 2007.

The present value of the future cash flows of the Amended Note, as further modified, was determined not to be substantially different compared to the future cash flows of the original Amended Note, both discounted using the effective interest rate as determined under the Amended Note dated September 14, 2006. Accordingly, the US$450,000 (A$615,000) of cash fees and the transaction costs directly related to the letter agreement reduced the carrying amount of the Amended Note, subject to amortization over the remaining term at an adjusted effective interest rate.

In November 2006, Sandell exercised their right to convert US$245,000 of the note principal and associated unpaid interest into 122,500 ADSs.

On December 29, 2006, we entered into a second amendment agreement with Sandell revising the Amended Note (the “Second Amended Note”), pursuant to which Sandell agreed, subject to closing, to a general forbearance with respect to any defaults through March 31, 2007 or such earlier date as defined in the amendment agreement, including the following:

•	Sandell agreed to allow us to transfer or grant security interests in certain of our assets which would be necessary if we were to complete a pending transaction;

•

Sandell agreed to forego the cash interest payment due on January 2, 2007 in favor of adding approximately US$306,000 (A$388,000) to the outstanding principal amount of the convertible note, which amount represented the value of the ADSs which we would have issued to satisfy the payment had we met certain conditions allowing us to pay the interest with ADSs;

•	Sandell agreed to defer our scheduled payment of US$800,000 (A$1.1 million);

•	Sandell agreed to forgive US$770,000 (A$973,000) of pending registration delay penalties;

•	Sandell agreed to amend the debt covenants to release us from the obligation to satisfy a minimum cash balance test of 30% of the outstanding note principal; and

•

Sandell agreed that we would have until ten days after March 31, 2007 or such earlier date to file a registration statement with respect to securities issuable on exercise of Sandell’s Series A warrants.

In return for the foregoing, we issued to Sandell Series C warrants to purchase 1.5 million ADSs over five years with an exercise price of US$2.00 per ADS and agreed, upon receipt of required approvals, including shareholder approval, and satisfaction of other closing conditions, as defined, to issue additional Series D warrants to purchase 4.0 million ADSs over five years with an exercise price of US$2.00.

The present value of the future cash flows of the Second Amended Note, including the value of the Series C warrants issued, were determined to be substantially different compared to the future cash flows of the Amended Note, both discounted using the effective interest rate as determined under the

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

original Amended Note. We recorded a loss on extinguishment of debt of US$3.2 million (A$4.0 million), which represented the difference between the carrying amount of the Amended Note instrument and the consideration paid, including the value of the Series C warrants.

On February 22, 2007, as a result of the terms of a fund raise transaction (see Note 13), the note conversion price was adjusted from US$2.00 per ADS to US$1.62 per ADS. In March and April 2007, Sandell exercised their right to convert US$900,000 of the note principal and associated unpaid interest into 555,557 ADSs.

On March 30, 2007, we paid the US$800,000 penalty payment that had been previously deferred pursuant to the December 29, 2006 second amendment agreement.

On May 15, 2007, the Company and Sandell amended the second amendment agreement and completed the transactions contemplated thereby pursuant to which we: (i) redeemed the remaining principal balance and accrued interest of the convertible note by a single payment of US$13.7 million (A$16.5 million) which also represented an excess payment made in consideration of our ability to redeem earlier than the terms of the note permitted; (ii) issued the previously agreed warrants to purchase 4.0 million ADSs with an exercise price of US$2.00 per ADS; and (iii) issued additional warrants to purchase 4.0 million ADSs with an exercise price of US$1.57 per ADS, 1.0 million ADSs with an exercise price of US$1.95 per ADS and 2,341,347 ADSs with an exercise price of US$1.21 per ADS, in each case with a term of five years. In connection with the final redemption of the Sandell note, we recorded a loss on extinguishment of debt of US$9.6 million (A$12.2 million), which represented the difference between the carrying amount of the Amended Note instrument and the consideration paid, including the value of the additional warrants issued, reduced by (i) the portion of the consideration allocated to the equity component of convertible note instrument at the date of the transaction and (ii) the value of the conversion option derivative re-measured immediately prior to the redemption. On May 24, 2007, we filed a registration statement to register the shares issuable upon exercise by Sandell of an aggregate of 18,541,347 warrants over ADSs that were issued in connection with the various Sandell amendment agreements. The SEC declared the registration statement effective on June 11, 2007 and, under the terms of the registration rights agreement, as amended, all pending registration delay penalties were permanently waived.

Absolute Convertible Notes

On September 26, 2006, we issued new subordinated convertible promissory notes to institutional investors (collectively referred to herein as “Absolute”) in the principal amount of US$6.5 million (A$8.5 million) with a term of three years and interest at 8% per annum payable quarterly. The notes were initially convertible into ADSs at a conversion price of US$2.00 per ADS, subject to adjustment based on certain events or circumstances, including if 108% of the average market price of our ADSs for the ten trading days prior to April 30, 2007 was lower than the then current conversion price. We also issued warrants to Absolute with a term of five years which entitle the investors to purchase 2,925,001 ADSs at US$2.00 per ADS. We also entered into a registration rights agreement pursuant to which we agreed to file a registration statement covering the resale of the ADSs underlying the notes and the warrants as soon as practicable and to have the registration statement declared effective on or before January 1, 2007. The convertible notes were valued by an independent expert using a Binomial Tree Model, with the initial carrying value equal to the gross proceeds reduced by the value assigned to the conversion option derivative and debt issue costs. Applying the residual value method, no value was assigned to the issued warrants.

In November 2006, one of the note holders exercised their right to convert US$290,000 of note principal and associated unpaid interest into 145,000 ADSs. As a result of the price at which shares and options were issued in a private placement transaction on February 22, 2007 (see Note 13), the note conversion price was adjusted to US$1.62 per ADS. In April 2007, certain note holders exercised their right to convert US$5,409,000 of note principal and associated unpaid interest into 3,338,920 ADSs. As a result of the exercise price of certain warrants issued to Sandell on May 15, 2007, the note conversion price was further adjusted to US$1.21 per ADS.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

We filed the required registration statement on March 6, 2007 and it was declared effective by the SEC on March 9, 2007. We paid US$147,000 (A$186,000) of registration delay penalties to the investors through the effective date.

We could redeem the notes at any time by payment of 108% of the face value and could force conversion if the price of our ADSs remained above two times the conversion price for a period of 25 days. On May 15, 2007, we issued to the note holders notice of our irrevocable election to redeem the remaining principal balance of the notes, pursuant to which we paid the holders US$885,000 (A$1.1 million) on June 14, 2007. In connection with the final redemption of the notes, we recorded a loss on extinguishment of debt of US$292,000 (A$371,000), which represented the difference between the carrying amount of the notes and the consideration paid, less the value of the conversion option derivative re-measured immediately prior to the redemption.

11.	Other financial liabilities

	As of June 30,
	2007	2006
	$’000	$’000
Current
Conversion option derivatives - at fair value:
In connection with convertible notes (i)	—	2,465
In connection with options issued to investors (ii)	10,444	—

	10,444	2,465

(i)	The conversion option derivative arose in connection with the subordinated convertible promissory note issued to Sandell in November 2005, as subsequently amended, and in connection with the Absolute subordinated convertible notes issued in September 2006. The facility agreements contained a number of options such that they created hybrid financial instruments that consisted of a loan host contract and a compound embedded derivative. In accordance with the stated accounting policy, this embedded derivative is recognized separately from the host debt instrument. The value of the derivative embedded in the loan changes over time and is re-valued on a marked to market basis through profit and loss. The derivatives were valued using the Binomial Tree Method. The net change in the value of the conversion option derivatives from date of issuance of the convertible notes through until immediately prior to the final redemptions of the convertible notes resulted in income recognized of A$5.9 million and A$3.4 million during the years ended June 30,. 2007 and 2006, respectively. The fair value of the conversion option derivatives immediately prior to the redemption of each of the Sandell and Absolute notes, which totalled A$4.0 million, was written off as part of the calculation of the loss on extinguishment of debt (refer to Note 10).

(ii)	In connection with several capital raising transactions during the year ended June 30, 2007, the Company issued to investors ordinary shares together with detachable options to purchase additional ordinary shares over a specified time period. These options were denominated in A$, which was different to pSivida’s US$ functional currency. To the extent that the potential exercise of such options would result in a variable amount of proceeds in the issuer’s functional currency the fair value of the options was recorded as a derivative liability, with a corresponding reduction in share capital, subject to revaluation of the liability on a marked to market basis through profit and loss. The fair value of the options was determined using a Binomial Tree Model. The grant date valuations of the options issued in the capital raising transactions totalled A$19.7 million (refer to Note 13(b)). The net reduction in the fair value of these derivative liabilities through June 30, 2007 resulted in income recognized of A$8.6 million and an increase in the foreign currency translation reserve of approximately A$700,000.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

12.	Provisions

	Note	As of June 30,
		2007	2006
		$’000	$’000
Provision for employee entitlements
Balance at beginning of year		193	30
Net arising/(utilized) during the year		(25)	2
Acquisitions through business combination		—	161

Balance at end of year		168	193

Current	18	168	193

13.	Issued capital

(a)	Issued capital

	As of June 30,
	2007	2006
	$’000	$’000
Issued capital
Ordinary shares, fully paid	244,040	230,377

The concepts of authorized capital and par value do not exist under the Corporations Act 2001 and therefore the Company does not have a limited amount of authorized capital and issued shares do not have a par value.

(b)	Movements in share capital

	Years Ended June 30,
	2007	2006	2005	2007	2006	2005
	Number ’000	Number ’000	Number ’000	$’000	$’000	$’000
Balance at beginning of year	397,036	219,312	153,938	230,377	107,884	49,958
Issued during year:
Shares issued to investors (i)	127,755	17,166	—	32,407	11,946	—
Proceeds allocated to derivative liabilities in connection with options issued to investors (i)	—	—	—	(19,745)	—	—
Share and rights issue costs	—	—	—	(1,674)	(2,126)	(27)
Conversion of convertible notes, net of unearned discount and issue costs (ii)	41,620	—	—	1,712	—	—
Options exercised	—	39	15,570	—	27	3,666
Shares issued as consideration for acquisition (iii)	—	161,048	49,804	—	111,975	54,287
Forfeiture of non-vested stock (iii)	(460)	(529)	—	(327)	(291)	—
Amortization of non-vested stock (iii)	—	—	—	1,290	962	—

Balance at end of year	565,951	397,036	219,312	244,040	230,377	107,884

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

(i)	In December 2006, the Company issued 14,330,768 ordinary shares at A$0.26 per share in a private placement transaction for gross proceeds of A$3.7 million. Each share was purchased with two free attaching options exercisable for four years at A$0.26 per share.

In February 2007, the Company issued 50,044,132 ordinary shares at A$0.23 per share in a private placement transaction for gross proceeds of A$11.5 million. Each share was purchased with two free attaching options exercisable for four years at A$0.23 per share.

In April 2007, the Company issued 40,896,705 ordinary shares at A$0.27 in a private placement transaction for gross proceeds of A$11.0 million. Each two shares were purchased with one free attaching option exercisable for four years at A$0.27 per share.

In April 2007, pursuant to the terms of a Collaborative Research and License Agreement between the Company and Pfizer invested US$5.0 million (A$6.1 million) for the purchase of 22,483,748 ordinary shares at A$0.27 per share.

The options issued in connection with the above share issues are included in Note 13 (c).

To the extent that options issued to investors in the above capital raising transactions were denominated in A$, which was different to pSivida’s US$ functional currency, the fair value of the options was recorded as a derivative liability, subject to revaluation at subsequent reporting dates (see note 11).

(ii)	During the year ended June 30, 2007, holders of the Sandell and Absolute convertible notes converted a total of US$6,844,000 of note principal and associated unpaid interest into 4,161,977 ADSs (41,619,770 ordinary shares) at the applicable note conversion prices (see Note 10). For each conversion, an amount of unearned debt discount and issue costs was charged to share capital such that the effective interest rate remained constant.

(iii)	Non-vested stock was issued to employees of pSivida Inc as part of the acquisition of CDS in December 2005. Refer to Note 24 for further detail. The vesting of the non-vested stock is subject to the following terms:

•	Stock vests on dates ranging from January 2007 to May 2008; and

•	Non-vested stock is forfeited on cessation of employment.

The component of the value of non-vested stock issued to pSivida Inc employees at the time of the acquisition that related to unearned compensation is being amortized over the remaining vesting period of the stock.

(c)	Share options

2007 year

pSivida Limited	Exercise price		Expiry date	Balance at beginning of year Number	Granted during year Number #	Exer- cised during year Number #	Expired during year Number #	Forfeited during year Number	Balance at end of year Number
Unlisted options *		$0.61	12/31/07	4,375,000	—	—	—	—	4,375,000
Unlisted options		$1.09	8/5/08	2,050,000	—	—	—	—	2,050,000
Unlisted options *		$1.18	8/5/09	8,934,672	—	—	—	(715,668)	8,219,004
Unlisted options *		$1.02	4/22/10	200,000	—	—	—	—	200,000
Unlisted options *		$0.80	12/31/08	115,000	—	—	—	—	115,000
Unlisted options *		$0.80	3/31/10	2,831,500	—	—	—	(1,367,000)	1,464,500
Unlisted warrants over ADSs	US$	12.50	9/9/08	1,330,000	—	—	—	—	1,330,000

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Unlisted options *		$0.80	3/31/10	900,000	—	—	—	—	900,000
Unlisted warrants over ADSs	US$	7.20	11/16/11	6,338,030	—	—	—	—	6,338,030
Unlisted options *		$0.92	9/30/10	400,000	—	—	—	—	400,000
Unlisted options over ADSs	US$	32.19	7/9/06	38,760	—	—	(38,760)	—	—
Unlisted options over ADSs	US$	28.89	4/19/07	38,760	—	—	(38,760)	—	—
Unlisted options over ADSs	US$	1.77	9/18/07	704,560	—	—	—	—	704,560
Unlisted options over ADSs	US$	28.89	10/31/07	70,460	—	—	—	—	70,460
Unlisted options over ADSs	US$	28.89	4/15/08	58,140	—	—	—	—	58,140
Unlisted options over ADSs	US$	0.003	5/14/09	20	—	—	—	—	20
Unlisted options over ADSs	US$	2.27	8/25/09	352,280	—	—	—	—	352,280
Unlisted options over ADSs	US$	3.41	11/12/09	352,280	—	—	—	—	352,280
Unlisted options *		$0.92	9/30/10	1,850,000	—	—	—	—	1,850,000
Unlisted warrants over ADSs	US$	1.80	9/14/11	—	57,000,000	—	—	—	57,000,000
Unlisted warrants over ADSs	US$	2.00	9/26/11	—	29,250,010	—	—	—	29,250,010
Unlisted warrants over ADSs	US$	2.00	9/26/11	—	5,000,000	—	—	—	5,000,000
Unlisted options *		$0.325	9/30/11	—	1,150,000	—	—	—	1,150,000
Unlisted warrants over ADSs	US$	2.00	12/29/11	—	15,000,000	—	—	—	15,000,000
Unlisted options		$0.26	12/31/10	—	28,661,537	—	—	—	28,661,537
Unlisted options		$0.23	2/22/11	—	100,088,264	—	—	—	100,088,264
Unlisted options		$0.2695	4/5/11	—	20,448,353	—	—	—	20,448,353
Unlisted warrants over ADSs	US$	2.00	5/15/12	—	40,000,000	—	—	—	40,000,000
Unlisted warrants over ADSs	US$	1.57	5/15/12	—	40,000,000	—	—	—	40,000,000
Unlisted warrants over ADSs	US$	1.95	5/15/12		10,000,000	—	—	—	10,000,000
Unlisted warrants over ADSs	US$	1.21	5/15/12	—	23,413,470	—	—	—	23,413,470

				30,939,462	370,011,634	—	(77,520)	(2,082,668)	398,790,908

*	Options issued pursuant to the Company’s Employee Share Option Plan (“ESOP”).

#	Numbers of options and warrants over ADSs have been converted to equivalent values over ordinary shares to allow comparability with options over ordinary shares.

AION Diagnostics Consolidated Group	Exercise price	Expiry date	Balance at beginning of period # Number	Granted during period # Number	Exercised during period # Number	Expired during period # Number	Forfeited during period # Number	Balance at date of disposal # Number
Unlisted options *	$0.00	2/3/08	1,199,000	—	(1,052,500)	—	(146,500)	—

*	Options issued pursuant to the Company’s ESOP.

#	Option details have been shown for the period of ownership of AION by the Group from July 1, 2006 to April 12, 2007, the date of disposal of AION.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

2006 year

pSivida Limited	Exercise price		Expiry date	Balance at beginning of year Number	Granted during year Number #	Exer-cised during year Number #	Expired during year Number #	Forfeited during year Number	Balance at end of year Number
Unlisted options *		$0.61	12/31/07	4,375,000	—	—	—	—	4,375,000
Unlisted options		$1.09	8/5/08	2,050,000	—	—	—	—	2,050,000
Unlisted options *		$1.18	8/5/09	9,044,713	—	—	—	(110,041)	8,934,672
Unlisted options *		$1.02	4/22/10	200,000	—	—	—	—	200,000
Unlisted options *		$0.80	12/31/08	115,000	—	—	—	—	115,000
Unlisted options *		$0.80	3/31/10	3,177,000	—	—	—	(345,500)	2,831,500
Unlisted warrants over ADSs	US$	12.50	9/9/08	—	1,330,000	—	—	—	1,330,000
Unlisted options *		$0.80	3/31/10	—	900,000	—	—	—	900,000
Unlisted warrants over ADSs	US$	7.20	11/16/11	—	6,338,030	—	—	—	6,338,030
Unlisted options *		$0.92	9/30/10	—	400,000	—	—	—	400,000
Unlisted options over ADSs	US$	32.19	6/12/06	—	70,460	—	(70,460)	—	—
Unlisted options over ADSs	US$	32.19	7/9/06	—	38,760	—	—	—	38,760
Unlisted options over ADSs	US$	28.89	4/19/07	—	38,760	—	—	—	38,760
Unlisted options over ADSs	US$	1.77	9/18/07	—	704,560	—	—	—	704,560
Unlisted options over ADSs	US$	28.89	10/31/07	—	70,460	—	—	—	70,460
Unlisted options over ADSs	US$	28.89	4/15/08	—	58,140	—	—	—	58,140
Unlisted options over ADSs	US$	0.003	5/14/09	—	38,760	(38,740)	—	—	20
Unlisted options over ADSs	US$	2.27	8/25/09	—	352,280	—	—	—	352,280
Unlisted options over ADSs	US$	3.41	11/12/09	—	352,280	—	—	—	352,280
Unlisted options *		$0.92	9/30/10	—	1,850,000	—	—	—	1,850,000

				18,961,713	12,542,490	(38,740)	(70,460)	(455,541)	30,939,462

*	Options issued pursuant to the Company’s ESOP.

#	Numbers of options and warrants over ADSs have been converted to equivalent values over ordinary shares to allow comparability with options over ordinary shares.

AION Diagnostics Consolidated Group	Exercise price	Expiry date	Balance at beginning of year Number	Granted during year Number	Exer-cised during year Number	Expired during year Number	Cancelled during year Number	Balance at end of year Number
Unlisted options *	$0.00	2/3/08	1,200,000	—	(1,000)	—	(261,000)	938,000
Unlisted options *	$0.00	2/3/08	—	261,000	—	—	—	261,000

			1,200,000	261,000	(1,000)	—	(261,000)	1,199,000

•	Options issued pursuant to the Company’s ESOP.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Valuation assumptions

For share options granted to directors, employees and consultants, during the financial year, fair value at grant date was determined using the Black-Scholes option pricing model (refer to Note 1(s)). For share options issued to investors and for warrants issued in connection with convertible note transactions, fair value was determined by an independent valuation specialist using the Binomial Tree Method. The following weighted average inputs to the models were used during the years ended June 30, 2007, 2006 and 2005:

2007	Employee		Investor Options		Note Holder Warrants
Number of options over shares		1,150,000		149,198,154		—
Number of options over ADSs		—		—		21,939,348
Black-Scholes model fair value	A$	0.162	A$	0.132	US$	1.184
Share price at grant date	A$	0.295	A$	0.245	US$	1.939
Exercise price	A$	0.325	A$	0.241	US$	1.788
Expected volatility		65.0%		65.0%		65.0%
Option life		4.49 years		4.00 years		5.00 years
Expected dividends		—		—		—
Risk-free rate		5.89%		6.04%		4.62%

	pSivida Limited						AION Diagnostics Consolidated Group Director and employee
2006	Director and employee		Consultant		CDS Acquisition
Number of options over shares		3,150,000		—		—		261,000
Number of options over ADSs		—		133,000		172,446		—
Black-Scholes model fair value	A$	0.258	US$	0.414	US$	3.872	A$	0.290
Share price at grant date	A$	0.722	US$	5.798	US$	5.169	A$	0.290
Exercise price	A$	0.886	US$	12.500	US$	6.493	A$	0.00
Expected volatility		55.0%		55.0%		55.0%		75.0%
Option life		4.66 years		2.93 years		2.48 years		3.00 years
Expected dividends		—		—		—		—
Risk-free rate		5.257%		5.081%		5.350%		5.250%

2005	Employee
Number of options over shares		3,567,000
Number of options over ADSs		—
Black-Scholes model fair value	A$	0.307
Share price at grant date	A$	0.755
Exercise price	A$	0.818
Expected volatility		57.0%
Option life		2.00 years
Expected dividends		—
Risk-free rate		5.36%

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

The Company has considered the stage of development, the relocation of the Company to the US, the individuals to whom options have been awarded and historical exercises when estimating the expected early exercise of the options issued.

In determining a reasonable expected rate of volatility to be applied in determining the value of options issued by the Company, the Company considered historical volatility and the expectation that the volatility rate will remain constant around current levels as the Company continues to mature in the Australian biotech market, whilst gaining greater exposure to the US market.

(d)	Terms and conditions of issued capital

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(e)	Registration rights agreements

During each of the years ended June 30, 2007 and 2006, the Company entered into registration rights agreements with purchasers of its equity securities. These registration rights agreements required the Company to register with the SEC the resale of ADSs issued to such persons. The Company’s obligations to register ADSs in such transactions were subject to various deadlines, and the Company’s failure to meet certain of these deadlines resulted in monetary compensation against the Company. Predominantly related to our convertible note financing transactions we incurred registration rights penalties totaling US$2,274,000 (A$2,893,000) and US$370,000 (A$498,000) for the years ended June 30, 2007 and 2006, respectively, all of which have been paid at June 30, 2007. These amounts are included in interest and finance costs in the consolidated statements of operations. In connection with the convertible note transactions, all required registration statements were filed and declared effective by the SEC during the year ended June 30, 2007. The Company has ongoing obligations to maintain the effectiveness of these registration statements through the timely filing of the Company’s financial statements with the SEC. Failure to maintain the effectiveness of the registrations would result in potential future monetary penalties.

14.	Reserves

	As of June 30,
	2007	2006	2005
	$’000	$’000	$’000
Foreign currency translation reserve (a)	(16,658)	(3,024)	(350)
Option premium reserve (b)	28,098	2,687	293
Employee equity-settled benefits reserve (c)	1,426	1,921	632

	12,866	1,584	575

(a)	Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

	Years Ended June 30,
	2007	2006	2005
	$’000	$’000	$’000
Foreign currency translation reserve
Balance at beginning of year	(3,024)	(350)	—
Exchange differences arising on translation of foreign operations	(13,634)	(2,674)	(350)

Balance at end of year	(16,658)	(3,024)	(350)

(b)	Option premium reserve

The option premium reserve is used to recognize the value of options and warrants issued of a capital nature. The investor options issued in connection with share issues were recognized as derivative liabilities (see Note 11).

	2007	2006	2005
	$’000	$’000	$’000
Option premium reserve
Balance at beginning of year	2,687	293	—
Warrants issued in connection with convertible notes	27,117	1,706	—
Increase on issue of options and warrants	—	715	293
Extinguishment of convertible note	(1,706)	—	—
Exercise of options	—	(27)	—

Balance at end of year	28,098	2,687	293

(c)	Employee equity-settled benefits reserve

The employee equity-settled benefits reserve is used to recognize the value of options issued to employees and consultants.

	Years Ended June 30,
	2007	2006	2005
	$’000	$’000	$’000
Employee equity-settled benefits reserve
Balance at beginning of year	1,921	632	40
Share-based compensation attributable to options and warrants issued	136	1,289	592
Share-based compensation attributable to option revaluations	(325)	—	—
Exercise of options in subsidiary	(306)	—	—

Balance at end of year	1,426	1,921	632

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

15.	Accumulated losses

	Years Ended June 30,
	2007	2006	2005
	$’000	$’000	$’000
Deficit accumulated prior to development stage
Balance at end of year	(3,813)	(3,813)	(3,813)

	Years Ended June 30,
	2007	2006	2005
	$’000	$’000	$’000
Deficit accumulated during development stage
Balance at beginning of year	(53,115)	(24,949)	(8,155)
Net loss for the year	(122,258)	(28,166)	(16,794)

Balance at end of year	(175,373)	(53,115)	(24,949)

16.	Notes to the statement of cash flows

(a)	Reconciliation of cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments.

	Years Ended June 30,
	2007	2006	2005
	$’000	$’000	$’000
Cash and cash equivalents	3,146	15,447	12,892

Under the terms of the convertible note transaction entered into in November 2005, the Company was required to hold a net cash balance in excess of 30% of the amount of the note outstanding as of June 30, 2006. Accordingly, A$6,164,000 of cash was restricted as of June 30, 2006. As of June 30, 2007 the convertible notes were fully redeemed and no cash balances were restricted.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

(b)	Reconciliation of loss for the period to net cash flows used in operating activities

	Years Ended June 30,
	2007	2006	2005
	$’000	$’000	$’000
Loss for the year	(122,258)	(28,166)	(17,193)
Depreciation	2,271	2,400	632
Amortization	8,010	9,316	6,100
Impairment of intangible assets	94,443	—	—
(Gain) on sale of subsidiary	(2,936)	—	—
Loss / (gain) on disposal of property, plant and equipment	26	(6)	7
Share-based compensation expense	773	1,953	592
Interest paid	404	—	—
Finance costs	8,512	3,471	2
Deferred income tax benefit	(27,746)	(9,520)	(3,621)
Change in fair value of derivative	(14,548)	(3,408)	—
Loss on extinguishment of debt	28,160	—	—
Foreign currency (gain)/loss	(302)	(725)	1,623
(Increase) / decrease in assets
Trade and other receivables	(2,251)	279	(409)
Prepayments	(58)	(17)	(290)
Increase in liabilities
Trade and other creditors	2,480	2,684	223
Provisions	2	3	30

Net cash flows used in operating activities	(25,018)	(21,736)	(12,304)

(c)	Non-cash financing and investing activities

In December 2005 the Company issued the following securities to former Control Delivery Systems Inc (CDS) shareholders as part consideration for the acquisition of CDS (now pSivida Inc). Refer to Note 24 for further information.

•	150,844,680 shares at a value of A$0.71 each;

•	8,991,930 non-vested shares at a value of A$0.71 each; and

•	1,724,460 options valued using the Black-Scholes model.

(d)	Business combination transactions

Businesses acquired

During the financial year ended June 30, 2006, 100% of the issued capital of CDS was acquired. Refer to Note 24 for further information.

	Years Ended June 30,
	2007	2006	2005
	$’000	$’000	$’000
Net cash paid for acquisition of subsidiary
Cash consideration	—	114	—
Direct acquisition costs paid	—	4,147	—
Less: cash and cash equivalent balances acquired	—	(228)	—

	—	4,033	—

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Increase in interest in subsidiaries

In the 2005 financial year, the Company acquired the remaining 55.28% interest in its subsidiary pSiMedica Limited.

	2007	2006	2005
	$’000	$’000	$’000
Cost of Acquisition comprised
Cash consideration	—	—	4,324
Ordinary fully paid shares	—	—	54,287
Share options	—	—	293
Direct acquisition costs paid	—	—	321

	—	—	59,225

The fair value of the ordinary fully paid shares was based on the ASX published price at the date of exchange. The ASX closing price of pSivida ordinary shares on the August 5, 2004 was A$1.09 per ordinary share.

The fair value of the share options was calculated using the Black-Scholes model.

	2007	2006	2005
	$’000	$’000	$’000
Net cash paid for increased interest in subsidiary
Cash consideration	—	—	4,324
Direct acquisition costs paid	—	—	321

	—	—	4,645

17.	Leases

Operating leases

Operating leases relate to leases on building office space and certain items of office equipment. These leases have an average life of between one and five years. There are no restrictions placed upon the lessee by entering into these leases. The Group does not have an option to purchase the leased assets at the expiry of the lease period.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Future minimum rentals payable under non-cancellable operating leases as at June 30, 2007 are as follows:

	As of June 30,
	2007	2006
	$’000	$’000
Year ended June 30, 2007	—	893
Year ended June 30, 2008	486	625
Year ended June 30, 2009	78	585
Year ended June 30, 2010	8	156
Year ended June 30, 2011	—	104
Thereafter	—	—

	572	2,363

18.	Employee entitlements

The aggregate employee entitlements liability recognized and included in the financial statements is as follows:

		As of June 30,
	Note	2007	2006
		$’000	$’000
Provision for employee entitlements (current)	12	168	193

		Number	Number
Number of employees at end of year		26	55

Superannuation

Under government regulations in Australia the Company is legally required to contribute 9% of employees’ gross income to an approved superannuation fund. Employees are entitled to contribute additional amounts to the fund at their own discretion. The Company makes the required contribution to each employee’s nominated Superannuation Fund. Contributions by the Group of up to 9% of employees’ wages and salaries in Australia totaled A$104,000 (2006: A$131,000)

The Group does not operate any schemes of a defined benefit nature.

UK subsidiary, pSiMedica Limited, operates a defined contribution pension scheme. The pension cost charge for the year under the defined contribution scheme was £77,000 (A$189,000) (2006: £97,000 (A$229,000)).

US subsidiary, pSivida Inc., operated a defined contribution 401(k) retirement plan pursuant to which the Company matches employee contributions up to 5% of wage compensation. The charge for the year was US$105,000 (A$133,000) (2006: US$45,000 (A$60,000)).

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Employee share option plan (ESOP) for pSivida Limited

An employee share option plan has been established where directors and employees of the Group are issued with options over the ordinary shares of pSivida Limited. Shareholders re-approved the plan at the Annual General Meeting (AGM) held on November 17, 2004. The options, issued for nil consideration, are issued in accordance with guidelines established by the directors of pSivida Limited.

Each employee share option converts into one ordinary share of pSivida Limited on exercise. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

Further information in relation to share options is discussed in Note 13 (c).

		2007		2006		2005
pSivida Limited		Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
			$		$		$
Balance at beginning of financial year	a	19,606,172	0.95	16,911,713	0.96	7,095,000	0.52
Granted	b	1,150,000	0.33	3,150,000	0.89	12,621,537	1.08
Exercised	c	—	—	—	—	(1,050,000)	0.28
Transferred		—	—	—	—	(1,650,000)	0.38
Forfeited	d	(2,082,668)	0.93	(455,541)	0.89	(104,824)	0.98

Balance at end of financial year	e	18,673,504	0.91	19,606,172	0.95	16,911,713	0.96

Exercisable at end of financial year		16,836,004	0.95	17,831,172	0.87	13,744,713	0.81

Options outstanding at June 30, 2007 have a range of exercise prices from A$0.325 to A$1.18 (2006: A$ 0.61 to A$ 1.18) and have a weighted average remaining life of approximately 761 days (2006: 1,097 days).

Share-based payments expense related to options issued to employees and consultants was A$773,000, A$1,953,000 and A$592,000 for the years ended June 30, 2007, 2006 and 2005, respectively.

(a)	Balance at beginning of financial year

Options – series 2007	Number	Grant date	Vesting date		Expiry date	Exercise price
						$
Issued October 21 2003	250,000	10/21/03	10/21/03		12/31/07	$0.61
Issued October 21 2003	250,000	10/21/03	7/21/04		12/31/07	$0.61
Issued October 21 2003	2,325,000	10/21/03	4/21/04		12/31/07	$0.61
Issued October 21 2003	350,000	10/21/03	1/21/04		12/31/07	$0.61
Issued October 21 2003	400,000	10/21/03	10/21/03		12/31/07	$0.61
Issued October 21 2003	400,000	10/21/03	10/21/04		12/31/07	$0.61
Issued October 21 2003	400,000	10/21/03	10/21/05		12/31/07	$0.61
Issued August 5 2004	175,000	8/5/04	8/5/04		8/5/09	$1.18
Issued August 5 2004	30,000	8/5/04	8/5/05		8/5/09	$1.18
Issued August 5 2004	8,729,672	8/5/04	8/5/04		8/5/09	$1.18
Issued April 22 2005	200,000	4/22/05	n/a	(1)	4/22/10	$1.02
Issued April 22 2005	115,000	4/22/05	4/22/05		12/31/08	$0.80
Issued April 22 2005	50,000	4/22/05	4/22/06		3/31/10	$0.80
Issued April 22 2005	1,981,500	4/22/05	4/22/06		3/31/10	$0.80
Issued April 22 2005	400,000	4/22/05	4/22/07		3/31/10	$0.80
Issued April 22 2005	400,000	4/22/05	4/22/08		3/31/10	$0.80
Issued November 15 2005	900,000	11/15/05	4/22/06		3/31/10	$0.80
Issued November 16 2005	400,000	11/16/05	11/16/06		9/30/10	$0.92
Issued December 30 2005	875,000	12/30/05	12/30/05		9/30/10	$0.92
Issued December 30 2005	487,500	12/30/05	12/30/06		9/30/10	$0.92
Issued December 30 2005	487,500	12/30/05	12/30/07		9/30/10	$0.92

	19,606,172

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Options – series 2006	Number	Grant date	Vesting date	Expiry date	Exercise price
					$
Issued October 21, 2003	250,000	10/21/03	10/21/03	12/31/07	$0.61
Issued October 21, 2003	250,000	10/21/03	7/21/04	12/31/07	$0.61
Issued October 21, 2003	2,325,000	10/21/03	4/21/04	12/31/07	$0.61
Issued October 21, 2003	350,000	10/21/03	1/21/04	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/03	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/04	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/05	12/31/07	$0.61
Issued August 5, 2004	175,000	8/5/04	8/5/04	8/5/09	$1.18
Issued August 5, 2004	40,000	8/5/04	8/5/05	8/5/09	$1.18
Issued August 5, 2004	8,829,713	8/5/04	8/5/04	8/5/09	$1.18
Issued April 22, 2005	200,000	4/22/05	4/22/05	4/22/10	$1.02
Issued April 22, 2005	115,000	4/22/05	4/22/05	12/31/08	$0.80
Issued April 22, 2005	50,000	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	450,000	4/22/05	4/22/05	3/31/10	$0.80
Issued April 22, 2005	2,227,000	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	450,000	4/22/05	4/22/07	3/31/10	$0.80

	16,911,713

(b)	Granted during financial year

Options – series 2007	Number	Grant date	Vesting date	Expiry date	Exercise price
					$
Issued October 18 2006	383,332	10/18/06	10/18/07	9/30/11	$0.325
Issued October 18 2006	383,332	10/18/06	10/18/08	9/30/11	$0.325
Issued October 18 2006	383,336	10/18/06	10/18/09	9/30/11	$0.325

	1,150,000

Options – series 2006	Number	Grant date	Vesting date	Expiry date	Exercise price
					$
Issued November 15 2005	900,000	11/15/05	4/22/06	3/31/10	$0.80
Issued November 16 2005	400,000	11/16/05	11/16/06	9/30/10	$0.92
Issued December 30 2005	875,000	12/30/05	12/30/05	9/30/10	$0.92
Issued December 30 2005	487,500	12/30/05	12/30/06	9/30/10	$0.92
Issued December 30 2005	487,500	12/30/05	12/30/07	9/30/10	$0.92

	3,150,000

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Options – series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price
					$
Issued August 5, 2004	175,000	8/5/04	8/5/04	8/5/09	$1.18
Issued August 5, 2004	50,000	8/5/04	8/5/05	8/5/09	$1.18
Issued August 5, 2004	8,889,537	8/5/04	8/5/04	8/5/09	$1.18
Issued April 22, 2005	200,000	4/22/05	4/22/05	4/22/10	$1.02
Issued April 22, 2005	115,000	4/22/05	4/22/05	12/31/08	$0.80
Issued April 22, 2005	40,000	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	450,000	4/22/05	4/22/05	3/31/10	$0.80
Issued April 22, 2005	2,252,000	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	450,000	4/22/05	4/22/07	3/31/10	$0.80

	12,621,537

(c)	Exercised during financial year

No ESOP options were exercised during the 2007 or 2006 years.

Options – series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price
					$
Issued December 31, 2001	(550,000)	12/31/01	10/13/03	12/31/04	$0.40
Issued November 1, 2002	(500,000)	11/1/02	11/1/03	12/31/04	$0.20

	(1,050,000)

(d)	Transferred during financial year

No ESOP options were transferred during the 2007 and 2006 years.

Options – series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price
					$
Issued December 31, 2001	(1,650,000)	12/31/01	10/13/03	12/31/04	$0.40

During the 2005 financial year options were transferred by directors to independent third parties for consideration of $1.18 per option less applicable option exercise price, brokerage commission and fees. All transferred options were exercised prior to December 31, 2004.

(e)	Forfeited during financial year

Options – series 2007	Number	Grant date	Vesting date	Expiry date	Exer-cise price
					$
Issued August 5 2004	(715,668)	8/5/04	8/5/04	8/5/09	$1.18
Issued April 22 2005	(567,000)	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22 2005	(400,000)	4/22/05	4/22/07	3/31/10	$0.80
Issued April 22 2005	(400,000)	4/22/05	4/22/08	3/31/10	$0.80

	(2,082,668)

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Options – series 2006	Number	Grant date	Vesting date		Expiry date	Exercise price
						$
Issued August 5 2004	(100,041)	8/5/04	8/5/04		8/5/09	$1.18
Issued August 5 2004	(10,000)	8/5/04	8/5/05		8/5/09	$1.18
Issued April 22 2005	(245,500)	4/22/05	4/22/06		3/31/10	$0.80
Issued April 22 2005	(50,000)	4/22/05	4/22/07		3/31/10	$0.80
Issued April 22 2005	(50,000)	4/22/05	4/22/08		3/31/10	$0.80

	(455,541)

Options – series 2005	Number	Grant date	Vesting date		Expiry date	Exercise price
						$
Issued October 21, 2003	(20,000)	10/21/03	4/21/04		12/31/07	$0.61
Issued August 5, 2004	(59,824)	8/5/04	8/5/04		8/5/09	$1.18
Issued April 22, 2005	(25,000)	4/22/05	4/22/06		3/31/10	$0.80

	(104,824)

(f) Balance at end of financial year
Options – series 2007	Number	Grant date	Vesting date		Expiry date	Exercise price
						$
Issued October 21 2003	250,000	10/21/03	10/21/03		12/31/07	$0.61
Issued October 21 2003	250,000	10/21/03	7/21/04		12/31/07	$0.61
Issued October 21 2003	2,325,000	10/21/03	4/21/04		12/31/07	$0.61
Issued October 21 2003	350,000	10/21/03	1/21/04		12/31/07	$0.61
Issued October 21 2003	400,000	10/21/03	10/21/03		12/31/07	$0.61
Issued October 21 2003	400,000	10/21/03	10/21/04		12/31/07	$0.61
Issued October 21 2003	400,000	10/21/03	10/21/05		12/31/07	$0.61
Issued August 5 2004	175,000	8/5/04	8/5/04		8/5/09	$1.18
Issued August 5 2004	30,000	8/5/04	8/5/05		8/5/09	$1.18
Issued August 5 2004	8,014,004	8/5/04	8/5/04		8/5/09	$1.18
Issued April 22 2005	200,000	4/22/05	n/a	(1)	4/22/10	$1.02
Issued April 22 2005	115,000	4/22/05	4/22/05		12/31/08	$0.80
Issued April 22 2005	50,000	4/22/05	4/22/06		3/31/10	$0.80
Issued April 22 2005	1,414,500	4/22/05	4/22/06		3/31/10	$0.80
Issued November 15 2005	900,000	11/15/05	4/22/06		3/31/10	$0.80
Issued November 16 2005	400,000	11/16/05	11/16/06		9/30/10	$0.92
Issued December 30 2005	875,000	12/30/05	12/30/05		9/30/10	$0.92
Issued December 30 2005	487,500	12/30/05	12/30/06		9/30/10	$0.92
Issued December 30 2005	487,500	12/30/05	12/30/07		9/30/10	$0.92
Issued October 18 2006	383,332	10/18/06	10/18/07		9/30/11	$0.325
Issued October 18 2006	383,332	10/18/06	10/18/08		9/30/11	$0.325
Issued October 18 2006	383,336	10/18/06	10/18/09		9/30/11	$0.325

	18,673,504

Options – series 2006	Number	Grant date	Vesting date		Expiry date	Exercise price
						$
Issued October 21 2003	250,000	10/21/03	10/21//03		12/31/07	$0.61
Issued October 21 2003	250,000	10/21/03	7/21/04		12/31/07	$0.61
Issued October 21 2003	2,325,000	10/21/03	4/21/04		12/31/07	$0.61
Issued October 21 2003	350,000	10/21/03	1/21/04		12/31/07	$0.61
Issued October 21 2003	400,000	10/21/03	10/21/03		12/31/07	$0.61
Issued October 21 2003	400,000	10/21/03	10/21/04		12/31/07	$0.61

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Issued October 21 2003	400,000	10/21/03	10/21/05		12/31/07	$0.61
Issued August 5 2004	175,000	8/5/04	8/5/04		8/5/09	$1.18
Issued August 5 2004	30,000	8/5/04	8/5/05		8/5/09	$1.18
Issued August 5 2004	8,729,672	8/5/04	8/5/04		8/5/09	$1.18
Issued April 22 2005	200,000	4/22/05	n/a	(1)	4/22/10	$1.02
Issued April 22 2005	115,000	4/22/05	4/22/05		12/31/08	$0.80
Issued April 22 2005	50,000	4/22/05	4/22/06		3/31/10	$0.80
Issued April 22 2005	1,981,500	4/22/05	4/22/06		3/31/10	$0.80
Issued April 22 2005	400,000	4/22/05	4/22/07		3/31/10	$0.80
Issued April 22 2005	400,000	4/22/05	4/22/08		3/31/10	$0.80
Issued November 15 2005	900,000	11/15/05	4/22/06		3/31/10	$0.80
Issued November 16 2005	400,000	11/16/05	11/16/06		9/30/10	$0.92
Issued December 30 2005	875,000	12/30/05	12/30/05		9/30/10	$0.92
Issued December 30 2005	487,500	12/30/05	12/30/06		9/30/10	$0.92
Issued December 30 2005	487,500	12/30/05	12/30/07		9/30/10	$0.92

	19,606,172

Options – series 2005	Number	Grant date	Vesting date		Expiry date	Exercise price
						$
Issued October 21 2003	250,000	10/21/03	10/21/03		12/31/07	$0.61
Issued October 21 2003	250,000	10/21/03	7/21/04		12/31/07	$0.61
Issued October 21 2003	2,325,000	10/21/03	4/21/04		12/31/07	$0.61
Issued October 21 2003	350,000	10/21/03	1/21/04		12/31/07	$0.61
Issued October 21 2003	400,000	10/21/03	10/21/03		12/31/07	$0.61
Issued October 21 2003	400,000	10/21/03	10/21/04		12/31/07	$0.61
Issued October 21 2003	400,000	10/21/03	10/21/05		12/31/07	$0.61
Issued August 5 2004	175,000	8/5/04	8/5/04		8/5/09	$1.18
Issued August 5 2004	40,000	8/5/04	8/5/05		8/5/09	$1.18
Issued August 5 2004	8,829,713	8/5/04	8/5/04		8/5/09	$1.18
Issued April 22 2005	200,000	4/22/05	n/a	(1)	4/22/10	$1.02
Issued April 22 2005	115,000	4/22/05	4/22/05		12/31/08	$0.80
Issued April 22 2005	50,000	4/22/05	4/22/06		3/31/10	$0.80
Issued April 22 2005	450,000	4/22/05	4/22/05		3/31/10	$0.80
Issued April 22 2005	2,227,000	4/22/05	4/22/06		3/31/10	$0.80
Issued April 22 2005	450,000	4/22/05	4/22/07		3/31/10	$0.80

	16,911,713

(1)	Vesting date is subject to performance criteria.

Employee share option plan (ESOP) for AION Diagnostics Consolidated Group

An employee share option plan was established where directors and employees of the company are issued with options over the ordinary shares in the AION Diagnostics Consolidated Group. The options, issued for nil consideration, were issued in accordance with guidelines established by the directors of AION Diagnostics Consolidated Group.

Each employee share option was convertible into one ordinary share in the AION Diagnostics Consolidated Group on exercise. No amounts were paid or payable by the recipient on receipt of the option. The options carried neither rights to dividends nor voting rights. Options were exercisable at any time from the date of vesting to the date of their expiry.

In April 2007, the Company sold its share interest in AION Diagnostics (see Note 25).

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

AION Diagnostics Consolidated Group		2007		2006		2005
		Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
			$		$		$
Balance at beginning of financial year	a	1,199,000	—	1,200,000	—	—	—
Granted	b	—	—	261,000	—	1,200,000	—
Exercised	c	(1,052,500)	—	(1,000)	—	—	—
Forfeited	d	(146,500)	—	(260,000)	—	—	—
Cancelled		—	—	(1,000)	—	—	—

Balance at end of financial year	e	—	—	1,199,000	—	1,200,000	—

Exercisable at end of financial year		—	—	479,524	—	—	—

Options – series 2006	Number	Grant date	Vesting date	Expiry date	Exercise price
					$
Issued February 3 2005	719,476	2/3/05	9/30/06	2/3/08	$0.00
Issued February 3 2005	479,524	2/3/05	10/13/05	2/3/08	$0.00

	1,199,000

19.	Contingent liabilities

The Group had no contingent liabilities as at June 30, 2007.

20.	Subsequent events

In July 2007, the Company completed a registered direct share offering of 14,402,000 units at a price of US$1.25 (A$1.46) for gross proceeds of US$18.0 million (A$21.0 million). Each unit consisted of (i) one ADS, representing ten ordinary shares; and (ii) one warrant to purchase 0.40 ADS, with a warrant exercise price of US$1.65 (A$1.93). Of the total offering, 5,200,000 units were purchased by Pfizer in accordance with the terms of the Collaborative Research and License Agreement dated 3 April 2007. In addition, the Company simultaneously completed a sale of ordinary shares and warrants to an Australian investor at the equivalent price of A$0.146 (US$0.125) per unit under the same terms and conditions noted above. This sale of 20,547,945 units resulted in additional gross proceeds of A$3.0 million (US$2.6 million). Share issue costs totaled approximately US$2.6 million (A$3.0 million).

On August 3, 2007, the Company announced the appointment of Dr. Katherine Woodthorpe as an Australian-based Non-Executive Director. Dr. Woodthorpe has more than 25 years experience in the technology and commercialization industry and currently serves as the Chief Executive of the Australian Private Equity and Venture Capital Association (“AVCAL”).

On August 13, 2007, we announced the completion of the recruitment phase of our Phase IIa clinical study of BrachySil for the treatment of inoperable pancreatic cancer in the United Kingdom and Singapore.

On August 22, 2007, the Company and Alimera Sciences jointly announced the commencement of enrolment in the first human pharmacokinetic (“PK”) study of fluocinolone acetonide (“FA”), designed to support the existing Medidur for DME Phase III clinical trial by providing PK correlation data from DME patients. In addition, the parties announced that enrollment in the Phase III trial has exceeded 750 patients out of a planned total of 900 patients.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

On August 27, 2007, the Company announced that it was no longer a “foreign private issuer” (FPI) as defined under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the Exchange Act). Following the closing of its July 2007 registered direct offering discussed above, and based on an analysis of its current stockholders in accordance with the applicable rules, the Company has concluded that more than 50% of its outstanding voting securities are currently directly or indirectly owned by residents of the U.S. Consequently, pSivida is no longer an FPI and is subject to all of the reporting requirements of the Exchange Act and other rules applicable to a U.S. domestic issuer effective for the first quarter of its fiscal year ending June 30, 2008.

21.	Loss per share

Basic loss per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

All options and warrants on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share for the years ended June 30, 2007, 2006 and 2005.

The following reflects the income and share data used in the basic and diluted loss per share computations:

	For the Years ended June 30,
	2007	2006	2005
	$’000	$’000	$’000
Net loss attributable to members of the parent entity	(122,258)	(28,166)	(16,794)

Weighted average number of ordinary shares for basic loss per share	447,982	305,883	207,803
Effect of dilution (i)	—	—	—

Weighted average number of ordinary shares for diluted loss per share	447,982	305,883	207,803

Basic and diluted loss per share	$(0.27)	$(0.09)	$(0.08)

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

(i)	This calculation does not include instruments that could potentially dilute basic loss per share in the future as these instruments were anti-dilutive in the periods presented. A summary of such instruments is as follows:

	As of June 30, 2007
Convertible securities	Number of securities	Potential ordinary shares
Options over ordinary shares	169,921,658	169,921,658
Options over ADSs	153,774	1,537,740
Warrants over ADSs	22,733,151	227,331,510

		398,790,908

Potential ordinary shares transactions occurring after reporting date

In connection with a share offering in July 2007, the Company issued warrants over ADSs to U.S. investors and placement agents and issued warrants over ordinary shares to an Australian investor, which resulted in the following additional potential ordinary shares (refer to Note 20 for further detail):

	At Reporting Date
Equity securities	Number of securities	Potential ordinary shares
Warrants over ADSs	6,048,840	60,488,400
Warrants over ordinary shares	8,219,178	8,219,178

		68,707,578

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

22.	Director, executive and other related party disclosures

(a)	Equity interests in related parties

	Country of incorporation	2007%	2006%	2005%
Parent entity
pSivida Limited	Australia
Subsidiaries
pSiMedica Limited	UK	100	100	100
pSivida Inc	USA	100	100	100
pSiOncology Pte Ltd (i)	Singapore	100	100	100
AION Diagnostics Limited (i)(ii)	Australia	—	100	100
AION Diagnostics Inc (ii)	USA	—	100	—
pSivida UK Limited (i)	UK	100	100	100
pSiNutria Limited	Australia	100	100	—
pSiNutria UK Limited (i)	UK	100	100	—

(i)	These subsidiaries are not directly held by pSivida Limited.

(ii)	These subsidiaries were disposed of during the period (refer to Note 25).

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

(b)	Details of key management personnel

The directors of pSivida Limited during the year were:

•	Dr Paul Ashton – Managing Director (appointed January 24, 2007, director prior thereto)

•	Dr David Mazzo – Non-Executive Chairman (appointed January 24, 2007, director prior thereto)

•	Mr Michael Rogers – Non-Executive Director

•	Mr Stephen Lake – Non-Executive Director (resigned August 3, 2007)

•	Dr Roger Aston – Non-Executive Director (re-appointed December 20, 2006, resigned May 1, 2007)

•	Dr Roger Brimblecombe – Executive Chairman (appointed July 31, 2006 and resigned January 24, 2007, director prior thereto)

•	Ms Heather Zampatti – Non-Executive Director (resigned August 28, 2006)

•	Mr Gavin Rezos – Managing Director (resigned July 31, 2006)

Other key management personnel of the Group during the year were:

•	Prof Leigh Canham – Chief Scientific Officer, pSiMedica Limited

•	Ms Lori Freedman – Company Secretary, Vice President of Corporate Affairs, General Counsel

•	Mr Michael Soja – Vice President, Finance and Chief Financial Officer

•	Mr Aaron Finlay – Company Secretary, Former Chief Financial Officer

•	Dr. Mark Parry-Billings – Director, Europe, pSiMedica Limited (resigned March 31, 2007)

(c)	Compensation of key management personnel

(i)	Compensation policy

The Remuneration Committee of the Board is responsible for determining and reviewing compensation arrangements for the directors and executive officers. The Remuneration Committee will assess the appropriateness of the nature and amount of compensation of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team. Such officers are paid their base compensation in cash only.

To assist in achieving these objectives, the Remuneration Committee will link the nature and amount of executive directors’ and officers’ compensation to the Company’s financial and operational performance.

Remuneration paid to the Company’s directors and executives is also determined with reference to the market level of remuneration for other listed biotechnology companies in Australia, the UK and the U.S. This assessment is undertaken with reference to advice and comment provided by various search executive firms operating in the sector. Consideration of the Company’s predominantly research and development stage of development is taken into account in this review.

Executive officers are those directly accountable for the operational management and strategic direction of the Group.

Fixed remuneration

Fixed remuneration consists of a base remuneration package, which includes directors’ fees (in the case of directors), salaries, consulting fees and employer contributions to superannuation funds.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Fixed remuneration levels for Directors and executive officers are reviewed annually by the Remuneration Committee through a process that considers the employee’s personal development, achievement of key performance objectives for the year, industry benchmarks wherever possible and consumer price index (CPI) data. Recommendations for remuneration levels are given by the Remuneration Committee to the Board for approval.

Total remuneration for non-executive directors is determined by resolution of shareholders. The Remuneration Committee determines actual payments to directors and reviews their remuneration annually, based on independent external advice, relativities and the duties and accountabilities of the directors. The maximum available aggregate remuneration approved for non-executive directors is A$280,000. Non-executive directors do not receive any other retirement benefits other than a superannuation guarantee contribution required by government regulation for payments made directly to Australian resident directors, which is currently 9% of their fees.

Non-executive directors may provide specific consulting advice to the Company upon direction from the Board. Remuneration for this work is made at market rates.

Performance-linked remuneration

All employees may receive bonuses and/or share options based on achievement of specific goals related to either individual performance or the performance of the Company as a whole, or both, as determined by the directors based on a range of factors. These factors include traditional financial considerations such as operating performance, cash consumption, deals concluded, increases in the market capitalization of the Company and successful capital raisings and also industry-specific factors relating to the advancement of the Company’s research and development activities and intellectual property portfolio, collaborations and relationships with scientific institutions, third parties and internal employees.

Stock options are awarded under the ESOP to the Company’s directors and executives and are determined on the individuals’ performance against milestones, the level of involvement in achieving the corporate milestones and goals and to an extent the relativity between executives. Non-executive directors do participate in the Company’s ESOP, given the Company’s size and stage of development and the necessity to attract the highest caliber of professionals to the role, whilst maintaining the Company’s cash reserves.

Elements of director and executive compensation

Compensation packages contain the following key elements:

(a)	Short-term benefits – salary / fees, bonuses and other benefits;

(b)	Post-employment benefits – including superannuation; and

(c)	Share-based payments – share options granted under the ESOP as disclosed in Note 18 to the financial statements.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Key management personnel compensation

The aggregate compensation of the key management personnel of the Group is set out below:

	Years Ended June 30,
	2007	2006	2005
	$	$	$
Short-term	2,476,132	3,142,567	2,029,768
Post-employment	131,574	161,141	99,810
Other long-term	—	—	—
Termination benefit	—	—	—
Share-based payment	(189,294)	943,333	3,643,681

	2,418,412	4,247,041	5,773,259

The compensation of each member of the key management personnel of the Group for the year ended June 30, 2007 is as follows:

	Short-term Benefits			Post- Employment	Share- based Payments	Total	Proportion Related to Performance
2007	Salary and Fees	Bonus #	Other Benefits	Super- annuation	Options *
	$	$	$	$	$	$	%
Directors
Dr P Ashton (ii) (iii)	399,216	32,869	9,755	16,782	(34,118)	424,504	-0.3%
Dr D Mazzo	71,983	—	—	—	19,972	91,955	—
Mr M Rogers	62,347	—	—	—	19,972	82,319	—
Mr S Lake	30,726	—	—	—	—	30,726	—
Dr R Aston	23,185	—	—	—	—	23,185	—
Dr R Brimblecombe	105,050	—	—	—	—	105,050	—
Ms H Zampatti	5,500	—	—	495	—	5,995	—
Mr G Rezos	80,500	—	—	2,625	—	83,125	—

	778,507	32,869	9,755	19,902	5,826	846,859

Group Executives
Prof L Canham	207,714	—	3,147	23,725	—	234,586	—
Mr A Finlay	310,856	—	9,284	27,977	—	348,117	—
Ms L Freedman (i) (ii) (iii)	346,724	70,374	24,588	17,336	1,372	460,394	15.6%
Mr M Soja (i) (ii) (iii)	346,724	69,017	24,588	13,869	1,372	455,570	15.5%
Dr M Parry-Billings (iv)	239,704		2,281	28,765	(197,864)	72,886	—

	1,451,722	139,391	63,888	111,672	(195,120)	1,571,553

Totals	2,230,229	172,260	73,643	131,574	(189,294)	2,418,412

*	These options had no intrinsic value at the date of issue.

(i)	A total of 1,150,000 options were issued to employees in October 2006, of which 250,000 options were issued to each of Ms Freedman and Mr Soja. The options are exercisable at A$0.325, being a 10% premium to the closing share price on the day of issue of the options. The options vest in three tranches one, two and three years after issue and expire on September 30, 2011.

No	options were issued to directors during the period.

(ii)	Bonuses were paid to these executives to compensate them for the tax consequences of the vesting of shares issued to them in exchange for equity interests held by them in CDS at the December 30, 2005 acquisition date.

(iii)	Share-based payments include credits attributable to the revaluation of prior year options granted with undefined performance conditions.

(iv)	The share-based payment credit reflects the forfeiture of unvested options outstanding at the date of resignation.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

The compensation for each member of the key management personnel of the Group for the year ended June 30, 2006 is as follows:

2006	Short-term Benefits			Post- Employment	Share- based Payments	Total	Proportion Related to Performance
	Salary and Fees	Bonus #	Other Benefits	Super- annuation	Options *
	$	$	$	$	$	$	%
Directors
Dr R Brimblecombe (ii)	223,218	—	—	—	101,898	325,116	31.3%
Mr G Rezos (i) (ii)	467,437	257,000	6,366	14,648	306,681	1,052,132	53.6%
Dr P Ashton (ii)	184,159	—	4,776	5,542	48,195	242,672	19.9%
Mr S Lake	25,000	—	—	—	—	25,000	—
Dr D Mazzo (ii)	32,102	—	—	—	32,852	64,954	—
Mr M Rogers (ii)	37,213	—	—	—	32,852	70,065	—
Ms H Zampatti	15,613	—	—	1,405	—	17,018	—
Dr R Aston (i)	304,121	26,600	—	4,560	—	335,281	7.9%
Ms A Ledger	15,806	—	—	1,423	—	17,229	—

	1,304,669	283,600	11,142	27,578	522,478	2,149,467

Group Executives
Dr M Parry-Billings	303,059	—	7,703	36,367	144,238	491,367	29.4%
Mr A Finlay (i) (ii)	253,215	60,000	8,380	28,189	96,979	446,763	35.1%
Dr A Kluczewska	250,000	—	4,774	—	49,603	304,377	16.3%
Prof L Canham	197,476	—	6,389	22,498	28,083	254,446	11.0%
Mr S Connor	182,444	—	8,608	21,893	32,033	244,978	13.1%
Dr J Ogden	171,449	—	5,233	20,574	24,133	221,389	10.9%
Ms L Freedman (ii)	40,099	—	2,114	2,021	22,893	67,127	34.1%
Mr M Soja (ii)	40,099	—	2,114	2,021	22,893	67,127	34.1%

	1,437,841	60,000	45,315	133,563	420,855	2,097,574

Totals	2,742,510	343,600	56,457	161,141	943,333	4,247,041

*	These options had no intrinsic value at the date of issue.

(i)	Bonuses were paid in October 2005 to executive directors and staff as short term incentives following the achievement of key milestones following a recommendation from the Company’s Remuneration Committee. No other bonuses have been paid by the Company up to the date of issuing this report.

(ii)	In November 2005, a total of 900,000 options were issued consisting of 600,000 to Mr Rezos and 300,000 options to Mr Brimblecombe. The options are exercisable at A$0.80, being a 10% premium to the share price at the time that the options were announced (subject to shareholder approval) in April 2005. The options are subject to varying vesting conditions and expire on March 31, 2010.

In	November 2005, a total of 400,000 options were issued, consisting of 200,000 options to each of Dr Mazzo and Mr Rogers. The options are exercisable at A$0.92, being a 10% premium to the 10 day weighted average share price prior to the date of the Notice of Meeting to approve the grant of the options. The options are subject to varying vesting conditions and expire on September 30, 2010.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

In December 2005, a total of 1,850,000 options were issued, consisting of 600,000 to Mr Rezos, 200,000 to Mr Finlay, 75,000 to Mr Brimblecombe, 500,000 to Dr Ashton, 237,500 to Ms Freedman and 237,500 to Mr Soja. The options are exercisable at A$0.92, being a 10% premium to the 10 day weighted average share price prior to the date of the Notice of Meeting to approve the grant of the options. The options are subject to varying vesting and performance conditions and expire on September 30, 2010. Of these options issued to directors and employees the following have performance conditions as detailed below:

Dr P Ashton	500,000	Subject to 250,000 vesting in 12 months and 250,000 vesting in 24 months from the date of grant. The Company has the right to require additional performance conditions to be met in relation to the vesting of these options as advised by management and applied by the Board and Remuneration Committee. On December 8, 2006, the Board removed performance conditions related to the options scheduled to vest in December 2006.

Ms L Freedman	237,500	Subject to 118,750 vesting in 12 months and 118,750 vesting in 24 months from the date of grant. The Company has the right to require additional performance conditions to be met in relation to the vesting of these options as advised by management and applied by the Board and Remuneration Committee. On December 8, 2006, the Board removed performance conditions related to the options scheduled to vest in December 2006.

Mr M Soja	237,500	Subject to 118,750 vesting in 12 months and 118,750 vesting in 24 months from the date of grant. The Company has the right to require additional performance conditions to be met in relation to the vesting of these options as advised by management and applied by the Board and Remuneration Committee. On December 8, 2006, the Board removed performance conditions related to the options scheduled to vest in December 2006.

2005	Short-term Benefits			Post- Employment	Share- based Payments	Total	Proportion Related to Performance
	Salary and Fees	Bonus #	Other Benefits	Super- annuation	Options *
	$	$	$	$	$	$	%
Directors
Dr R Brimblecombe	224,459	25,000	—	—	229,296	478,755	47.9%
Mr G Rezos	348,062	75,000	—	10,905	1,361,127	1,795,094	80.0%
Dr R Aston	315,683	25,000	1,189	8,438	558,592	908,902	64.2%
Mr S Lake	22,917	—	—	—	91,718	114,635	—
Ms A Ledger	27,500	—	—	2,475	91,718	121,693	—
Mrs N Donovan	2,083	—	—	188	—	2,271	—

	940,704	125,000	1,189	22,006	2,332,451	3,421,350

Group Executives
Prof L Canham	193,780	—	6,056	22,553	353,524	575,913	61.4%
Mr A Finlay	144,572	32,500	—	13,135	370,396	560,603	71.9%
Dr A Kluczewska	208,333	10,000	—	—	299,808	518,141	59.8%
Mr S Connor	181,146	—	10,612	21,738	143,751	357,247	40.2%
Dr J Ogden	169,816	—	6,060	20,378	143,751	340,005	42.3%

	897,647	42,500	22,728	77,804	1,311,230	2,351,909

Totals	1,838,351	167,500	23,917	99,810	3,643,681	5,773,259

*	These options had no intrinsic value at the date of issue.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

(i)	Bonuses were paid in April 2005 to executive directors and staff as short term incentives following the achievement of key milestones following a recommendation from the Company’s Remuneration Committee.

(ii)	During the year ended June 30, 2005 options were granted to directors and specified executives in August 2004 in respect of the pSiMedica acquisition and April 2005 in respect of annual performance reviews, pursuant to the Company’s Employee Share Option Plan, which have been included as equity options remuneration above. These options have been valued using the Black Scholes Option Valuation Model, which takes into account time value and the volatility of the stock price.

A total of 8,251,000 options were issued to directors and employees in August 2004. The options are exercisable at A$1.18, being an 8% premium to the share price at the time of the grant, and may be exercised between the date of grant and expiry on August 5, 2009.

A total of 3,152,000 options were issued to employees in April 2005. The options are exercisable at A$0.80, being a 10% premium to the share price at the time of the grant. The options are subject to varying vesting and performance conditions and expire on March 31, 2010.

(d)	Contracts for services of directors and key management personnel

The Company has entered into standard appointment agreements with directors other than Dr Ashton as noted below. These agreements provide for an indefinite period of appointment subject to reappointment requirements at annual general meetings under the terms of the constitution. The appointment may be terminated pursuant to the Corporations Act and the Company’s Constitution, in certain prescribed circumstances (e.g. bankruptcy, conviction of an offence, unsound mind). The director may resign by notice in writing at any time.

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

On January 1, 2006 Dr Ashton entered into an employment contract with the company for an indefinite period. Under the terms of the employment the employee is eligible for an annual cash bonus and entitled to be granted 500,000 options over the Company’s ordinary stock subject to 250,000 vesting in 12 months and 250,000 vesting in 24 months from the date of grant, subject to vesting conditions, with the term and exercise price to be determined by the Board. Termination may be by either party providing a notice period of 2 weeks. If termination is made by the Company without cause or by the employee for good cause, the employee is entitled to a lump sum equal to 100% of annual salary, 100% of prior year cash bonus received and medical benefits for a period of one year.

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

The employment contracts the Company has in place with UK-based executive Prof Canham provides for standard employment terms with a six month notice period, 12% defined superannuation contributions and medical cover.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

The employment contracts the Company has in place with Australian-based executive Mr Finlay provides for standard employment terms, providing for 9% superannuation contributions and a 3 month notice period. On February 28, 2006 the Company amended the employment contract with Mr Finlay to provide a minimum two year term of service where there is a requirement for the Company to maintain an office or have an Australian resident Company Secretary.

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

Share options issued by pSivida Limited

				Terms and conditions for each grant
	Vested	Granted	Grant date	Value per option at grant date **	Value of under-lying share at grant date	Exercise price per share	Vesting date	Expiry date
	Number	Number		$	$	$
2007
Directors
Dr P Ashton	250,000	—	Dec30 05	$0.250	$0.71	$0.92	Dec 30 06	Sep 30 10
Dr D Mazzo	200,000	—	Nov16 05	$0.264	$0.725	$0.92	Nov 16 06	Sep 30 10
Mr M Rogers	200,000	—	Nov16 05	$0.264	$0.725	$0.92	Nov 16 06	Sep 30 10

Total	650,000	—

Other key management personnel
Ms L Freedman	118,750	—	Dec30 05	$0.250	$0.71	$0.92	Dec30 06	Sep 30 10
	—	83,333	Oct18 06	$0.163	$0.295	$0.325	Oct18 07	Sep 30 11
		83,333	Oct18 06	$0.165	$0.295	$0.325	Oct18 08	Sep 30 11
		83,334	Oct18 06	$0.166	$0.295	$0.325	Oct18 09	Sep 30 11
Mr M Soja	118,750	—	Dec30 05	$0.250	$0.71	$0.92	Dec30 06	Sep 30 10
	—	83,333	Oct18 06	$0.163	$0.295	$0.325	Oct18 07	Sep 30 11
		83,333	Oct18 06	$0.165	$0.295	$0.325	Oct18 08	Sep 30 11
		83,334	Oct18 06	$0.166	$0.295	$0.325	Oct18 09	Sep 30 11

Total	237,500	500,000

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

2006
Directors
	300,000	300,000	Nov15 05	$0.283	$0.745	$0.80	Apr 22 06	Mar 31 10
Dr R Brimblecombe	75,000	75,000	Dec30 05	$0.229	$0.71	$0.92	Dec30 05	Sep 30 10
	600,000	600,000	Nov15 05	$0.283	$0.745	$0.80	Apr 30 06	Mar 31 10
Mr G Rezos	600,000	600,000	Dec30 05	$0.229	$0.71	$0.92	Dec 30 05	Sep 30 10
Dr D Mazzo	—	200,000	Nov16 05	$0.264	$0.725	$0.92	Nov 16 06	Sep 30 10
Mr M Rogers	—	200,000	Nov16 05	$0.264	$0.725	$0.92	Nov 16 06	Sep 30 10
	—	* 250,000	Dec30 05	$0.250	$0.71	$0.92	Dec 30 06	Sep 30 10
Dr P Ashton	—	* 250,000	Dec30 05	$0.270	$0.71	$0.92	Dec 30 07	Sep 30 10

Total	1,575,000	2,475,000

Other key management personnel
Dr M Parry-Billings	320,000	—	Apr 22 05	$0.316	$0.75	$0.80	Apr 22 06	Mar 31 10
	200,000	—	Apr 22 05	$0.316	$0.75	$0.80	Apr 22 06	Mar 31 10
Mr A Finlay	200,000	200,000	Dec 30 05	$0.229	$0.71	$0.92	Dec 30 06	Sep 30 10
	400,000	—	Oct 21 03	$0.287	$0.58	$0.61	Dec 31 05	Dec 30 07
Dr A Kluczewska	125,000	—	Apr 22 05	$0.316	$0.75	$0.80	Apr 22 06	Mar 31 10
Prof L Canham	112,500	—	Apr 22 05	$0.316	$0.75	$0.80	Apr 22 06	Mar 31 10
Mr S Connor	125,000	—	Apr 22 05	$0.316	$0.75	$0.80	Apr 22 06	Mar 31 10
Dr J Ogden	100,000	—	Apr 22 05	$0.316	$0.75	$0.80	Apr 22 06	Mar 31 10
	—	* 118,750	Dec 30 05	$0.250	$0.71	$0.92	Dec 30 06	Sep 30 10
Ms L Freedman	—	* 118,750	Dec 30 05	$0.270	$0.71	$0.92	Dec 30 07	Sep 30 10
	—	* 118,750	Dec 30 05	$0.250	$0.71	$0.92	Dec 30 06	Sep 30 10
Mr M Soja	—	* 118,750	Dec 30 05	$0.270	$0.71	$0.92	Dec 30 07	Sep 30 10

Total	1,582,500	675,000

2005
Directors
Dr R Brimblecombe	500,000	500,000	Aug 5 04	$0.459	$1.09	$1.18	Aug 5 04	Aug 5 09
Mr G Rezos	2,750,000	2,750,000	Aug 5 04	$0.459	$1.09	$1.18	Aug 5 04	Aug 5 09
Dr R Aston	1,000,000	1,000,000	Aug 5 04	$0.459	$1.09	$1.18	Aug 5 04	Aug 5 09
Mr S Lake	200,000	200,000	Aug 5 04	$0.459	$1.09	$1.18	Aug 5 04	Aug 5 09
Ms A Ledger	200,000	200,000	Aug 5 04	$0.459	$1.09	$1.18	Aug 5 04	Aug 5 09

Total	4,650,000	4,650,000

Other key management personnel
	700,000	700,000	Aug 5 04	$0.459	$1.09	$1.18	Aug 5 04	Aug 5 09
Prof L Canham	—	* 125,000	Apr 22 05	$0.261	$0.75	$0.80	Apr 22 06	Mar 31 10
	700,000	700,000	Aug 5 04	$0.459	$1.09	$1.18	Aug 5 04	Aug 5 09
Mr A Finlay	—	200,000	Apr 22 05	$0.261	$0.75	$0.80	Apr 22 06	Mar 31 10
	100,000	100,000	Aug 5 04
Dr A Kluczewska	—	125,000	Apr 22 05	$0.459	$1.09	$1.18	Aug 5 04	Aug 5 09
				$0.261	$0.75	$0.80	Apr 22 06	Mar 31 10
	400,000
	300,000	300,000	Aug 5 04	$0.459	$1.09	$1.18	Aug 5 04	Aug 5 09
Mr S Connor	—	* 125,000	Apr 22 05	$0.261	$0.75	$0.80	Apr 22 06	Mar 31 10
	300,000	300,000	Aug 5 04	$0.459	$1.09	$1.18	Aug 5 04	Aug 5 09
Dr J Ogden	—	* 125,000	Apr 22 05	$0.261	$0.75	$0.80	Apr 22 06	Mar 31 10

Total	2,500,000	2,800,000

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Share options issued by AION Diagnostics Limited

The 2007 disclosures cover the period July 1, 2006 to the date of disposal of AION Diagnostics on April12, 2007.

				Terms and conditions for each grant
	Vested	Granted	Grant date	Value per option at grant date **	Value of under- lying share at grant date	Exer-cise price per share	Vesting date	Expiry date
	Number	Number		$	$	$
2007
Directors
Mr G Rezos	—	—

Total		—

Other key management personnel
Mr A Finlay	108,760	—	Oct 13 05	$0.29	$0.29	$0.00	Feb 6 07	Feb 3 08
Prof L Canham	110,840	—	Oct 13 05	$0.29	$0.29	$0.00	Feb 6 07	Feb 3 08

Total	219,600	—

2006
Directors
Mr G Rezos	152,500	—	Oct 13 05	$0.29	$0.29	$0.00	Oct 13 05	Feb 3 08

Total	152,500	—

Other key management personnel
Mr A Finlay	—	*10,000	Oct 13 05	$0.29	$0.29	$0.00	—	Feb 3 08
Dr A Kluczewska	297,024	*100,000	Oct 13 05	$0.29	$0.29	$0.00	—	Feb 3 08
Prof L Canham	—	*45,000	Oct 13 05	$0.29	$0.29	$0.00	—	Feb 3 08

Total	297,024	155,000

*	Vesting of these options is subject to performance conditions.

**	Options have been valued using the Black-Scholes option valuation model, which takes into account time value and the volatility of the stock price.

				Terms and conditions for each grant
	Vested	Granted	Grant date	Value per option at grant date **	Value of under-lying share at grant date	Exer-cise price per share	Vesting date	Expiry date
	Number	Number		$	$	$
2005
Directors
Mr G Rezos	—	*250,000	Feb 3 05	$0.40	$0.40	Nil		Feb 3 08
Dr R Aston	—	*250,000	Feb 3 05	$0.40	$0.40	Nil		Feb 3 08

Total	—	500,000

Other key management personnel
Prof L Canham	—	*65,840	Feb 3 05	$0.40	$0.40	Nil		Feb 3 08
Mr A Finlay	—	*98,760	Feb 3 05	$0.40	$0.40	Nil		Feb 3 08
Dr A Kluczewska	—	*395,040	Feb 3 05	$0.40	$0.40	Nil		Feb 3 08

Total	—	559,640

*	Vesting of these options is subject to performance conditions

**	Options have been valued using the Black Scholes Option Valuation Model, which takes into account time value and the volatility of the stock price.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

(f)	Shares issued on exercise of compensation options

No compensation options were exercised by directors or key management personnel during the current or prior year.

(g)	Share and option holdings of key management personnel

Fully paid ordinary shares of pSivida Limited

	Balance at Jun 30, 2006	Granted as compensation	Received on exercise of options	Net other change	Balance at Jun 30, 2007
	Number	Number	Number	Number	Number
2007
Directors
Dr R Brimblecombe **	613,200	—	—	—	613,200
Mr G Rezos **	11,490,282	—	—	—	11,490,282
Mr S Lake	—	—	—	—	—
Dr D Mazzo	20,000	—	—	—	20,000
Mr M Rogers *	—	—	—	—	—
Dr P Ashton	17,664,080	—	—	(460,400)	17,203,680
Ms H Zampatti **	170,179	—	—	—	170,179
Dr R Aston * **	7,093,586	—	—	—	7,093,586

Total	37,051,327	—	—	(460,400)	36,590,927

Other key management personnel
Dr M Parry-Billings	—	—	—	—	—
Prof L Canham	3,730,000	—	—	—	3,730,000
Mr M Soja	3,060,460	—	—	(300,000)	2,760,460
Ms L Freedman	2,786,320	—	—	(194,000)	2,592,320
Mr A Finlay	15,000	—	—	—	15,000
Dr M Parry-Billings	—	—	—	—	—

Total	9,591,780	—	—	(494,000)	9,097,780

2006
Directors
Dr R Brimblecombe	445,067	—	—	168,133	613,200
Mr G Rezos	11,319,282	—	—	171,000	11,490,282
Mr S Lake	—	—	—	—	—
Dr D Mazzo *	—	—	—	20,000	20,000
Mr M Rogers *	—	—	—	—	—
Dr P Ashton *	17,664,080	—	—	—	17,664,080
Ms H Zampatti *	—			170,179	170,179
Ms A Ledger **	1,900,000	—	—	—	1,900,000
Dr R Aston **	7,093,586	—	—	—	7,093,586

Total	38,422,015	—	—	529,312	38,951,327

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

	Balance at Jun 30, 2006	Granted as compensation	Received on exercise of options	Net other change	Balance at Jun 30, 2007
	Number	Number	Number	Number	Number
Other key management personnel
Dr M Parry-Billings	—	—	—	—	—
Prof L Canham	3,909,579	—	—	(179,579)	3,730,000
Dr A Kluczewska	—	—	—	—	—
Mr M Soja *	3,060,460	—	—	—	3,060,460
Ms L Freedman *	2,786,320	—	—	—	2,786,320
Mr A Finlay	—	—	—	15,000	15,000
Dr J Ogden	—	—	—	—	—
Mr S Connor	189,000	—	—	—	189,000

Total	9,945,359	—	—	(164,579)	9,780,780

*	Opening balance at date of appointment

**	Closing balance at date of resignation

Share options issued by pSivida Limited

	Balance at Jun 30, 2006	Granted as compensation	Exercised	Net other change	Balance at Jun 30, 2007	Balance vested and exercisable at Jun 30, 2007	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
2007
Directors
Dr R Brimblecombe **	1,324,111	—	—	—	1,324,111	1,324,111	—
Mr G Rezos **	5,171,030	—	—	—	5,171,030	5,171,030	—
Mr S Lake	242,061	—	—	—	242,061	242,061	—
Dr D Mazzo	200,000	—	—	—	200,000	200,000	200,000
Mr M Rogers	200,000	—	—	—	200,000	200,000	200,000
Dr P Ashton	1,380,700	—	—	—	1,380,700	1,130,700	250,000
Ms H Zampatti **	—	—	—	—	—	—	—
Dr R Aston * **	1,549,111	—	—	—	1,549,111	1,549,111	—

Total	10,067,013	—	—	—	10,067,013	9,817,013	650,000

Other key management personnel
Mr A Finlay	1,100,000	—	—	—	1,100,000	1,100,000	—
Prof L Canham	851,789	—	—	—	851,789	851,789
Ms L Freedman	237,500	250,000	—	—	487,500	118,750	118,750
Mr M Soja	237,500	250,000	—	—	487,500	118,750	118,750
Dr M Parry-Billings	1,120,000	—	—	(1,120,000)	—	—	—

Total	3,546,789	500,000	—	(1,120,000)	2,926,789	2,189,289	237,500

2006
Directors
Dr R Brimblecombe	949,111	375,000	—	—	1,324,111	1,324,111	375,000
Mr G Rezos	3,971,030	1,200,000	—	—	5,171,030	5,171,030	1,200,000
Mr S Lake	242,061	—	—	—	242,061	242,061	—

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

	Balance at Jun 30, 2006	Granted as compensation	Exercised	Net other change	Balance at Jun 30, 2007	Balance vested and exercisable at Jun 30, 2007	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
Dr D Mazzo *	—	200,000	—	—	200,000	—	—
Mr M Rogers *	—	200,000	—	—	200,000	—	—
Dr P Ashton *	—	500,000	—	880,700	1,380,700	880,700	—
Ms H Zampatti *	—	—	—	—	—	—	—
Ms A Ledger **	200,000	—	—	—	200,000	200,000	—
Dr R Aston **	1,549,111	—	—	—	1,549,111	1,549,111	—

Total	6,911,313	2,475,000	—	880,700	10,267,013	9,367,013	1,575,000

Other key management personnel
Dr M Parry-Billings	1,200,000	—	—	(80,000)	1,120,000	720,000	320,000
Mr A Finlay	900,000	200,000	—	—	1,100,000	1,100,000	400,000
Dr A Kluczewska	1,425,000	—	—	—	1,425,000	1,425,000	525,000
Prof L Canham	864,289	—	—	(12,500)	851,789	851,789	112,500
Mr S Connor	444,645	—	—	—	444,645	444,645	125,000
Dr J Ogden	554,708	—	—	(25,000)	529,708	529,708	100,000
Ms L Freedman	—	237,500	—	—	237,500	—	—
Mr M Soja	—	237,500	—	—	237,500	—	—

Total	5,388,642	675,000	—	(117,500)	5,946,142	5,071,142	1,582,500

*	Opening balance at date of appointment

**	Closing balance at date of resignation

Share options issued by AION Diagnostics Consolidated Group

2007 disclosures cover the period July 1, 2006 to the date of disposal of AION Diagnostics on April 12, 2007

	Balance at Jun 30, 2006	Granted as compensation	Exercised	Net other change	Balance at Jun 30, 2007	Balance vested and exercisable at Jun 30, 2007	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
2007
Directors
Dr R Brimblecombe	—	—	—	—	—	—	—
Mr G Rezos	250,000	—	(153,500)	(96,500)	—	—	—
Mr S Lake	—	—	—	—	—	—	—
Dr D Mazzo *	—	—	—	—	—	—	—
Mr M Rogers *	—	—	—	—	—	—	—
Dr P Ashton *	—	—	—	—	—	—	—
Ms H Zampatti *	—	—	—	—	—	—	—
Dr R Aston **	—	—	—	—	—	—	—

Total	250,000	—	(153,500)	(96,500)	—	—	—

Other key management personnel
Dr M Parry-Billings	—	—	—	—	—	—	—

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

	Balance at Jun 30, 2006	Granted as compensation	Exercised	Net other change	Balance at Jun 30, 2007	Balance vested and exercisable at Jun 30, 2007	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
Mr A Finlay	108,760	—	(108,760)	—	—	—	108,760
Prof L Canham	110,840	—	(110,840)	—	—	—	110,840
Ms L Freedman	—	—	—	—	—	—	—
Mr M Soja	—	—	—	—	—	—	—

Total	219,600	—	(219,600)	—	—	—	219,600

2006
Directors
Dr R Brimblecombe	—	—	—	—	—	—	—
Mr G Rezos	250,000	—	—	—	250,000	152,500	152,500
Mr S Lake	—	—	—	—	—	—	—
Dr D Mazzo *	—	—	—	—	—	—	—
Mr M Rogers *	—	—	—	—	—	—	—
Dr P Ashton *	—	—	—	—	—	—	—
Ms H Zampatti *	—	—	—	—	—	—	—
Ms A Ledger **	—	—	—	—	—	—	—
Dr R Aston **	250,000	—	—	(250,000)	—	—	—

Total	500,000	—	—	(250,000)	250,000	152,500	152,500

Other key management personnel
Dr M Parry-Billings	—	—	—	—	—	—	—
Mr A Finlay	98,760	10,000	—	—	108,760	—	—
Dr A Kluczewska	395,040	100,000	—	—	495,040	297,024	297,024
Prof L Canham	65,840	45,000	—	—	110,840	—	—
Mr S Connor	—	—	—	—	—	—	—
Dr J Ogden	—	—	—	—	—	—	—
Ms L Freedman	—	—	—	—	—	—	—
Mr M Soja	—	—	—	—	—	—	—

Total	559,640	155,000	—	—	714,640	297,024	297,024

*	Opening balance at date of appointment

**	Closing balance at date of resignation

Due to a reorganization within the AION Diagnostics consolidated group during the June 30, 2006 financial year the options originally issued by AION Diagnostics Limited were cancelled and reissued by AION Diagnostics Inc.

(h)	Other transactions and balances with key management personnel and related parties

All transactions with key management personnel and related parties are made on normal commercial terms and conditions except where indicated.

Consultancy fees and other payments of A$23,000 (2006: A$273,000) were paid to Newtonmore Biosciences Pty Ltd, a company controlled by Dr R Aston. The portion of this amount relating to services performed by Dr Aston has been included in directors’ compensation above.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Consultancy fees and other payments of A$380,000 (2006: A$562,000) were paid to Viaticus Capital Pty Ltd, a company controlled by Mr G Rezos. Of these amounts, A$51,000 (2006: A$562,000) have been included in directors’ compensation above reflecting Mr. Rezos’ service as managing director through July 31, 2006.

Consultancy fees and other payments of A$250,000 were paid in 2006 to Integrin Consulting Pty Ltd, a company controlled by Dr A Kluczewska, and have been included in executives’ compensation above. A further amount of A$147,000 was paid in 2006 to Integrin Consulting Pty Ltd for office staff costs.

During the period July 1, 2006 to the Group’s disposal of AION Diagnostics on April 12, 2007, an amount of A$210,000 (2006: A$53,000) was paid to Mirimar Property Partners Pty Ltd, of which Dr A Kluczewska and Mr G Rezos are partners, for the lease of Mirimar Building office space.

An amount of A$114,000 (2006: A$118,000) was paid to Albion Capital Partners, of which Mr G Rezos is a partner, for sublease of BGC Centre office space. An amount of A$2,000 (2006: A$111,000) was paid to Albion Capital Partners for financial analyst and controller services.

Dr Ashton previously held academic positions at the University of Kentucky Research Foundation (“UKRF”) and pursuant to agreements between him and UKRF, a portion of the royalties paid by pSivida Inc to UKRF in connection with the Vitrasert product are paid as sub-royalties to Dr Ashton. These payments totaled approximately A$8,000 in 2007 and A$3,000 in 2006 (for the period from the December 30, 2005 date of acquisition of CDS).

Amounts owing to directors and their related parties at June 30, 2007 were A$8,000 (2006: A$3,000). These are included in current payables in Note 9.

An amount of £2,000 (A$4,000) (2006: £54,000 (A$128,000)) was paid or payable to QinetiQ Limited, a shareholder of pSivida Limited and former shareholder of pSiMedica Limited, for the use of laboratory facilities and for patent filing and administration.

23.	Auditor’s remuneration

	Years Ended June 30,
	2007	2006	2005
	$’000	$’000	$’000
Amounts paid or due and payable to Deloitte Touche Tohmatsu Australia for:
Audit or review of the financial report of the entity and any other entity of the Group, including A-IFRS and US statutory filings	970	668	644
Taxation services	4	12	—

	974	680	644

Amounts paid or due and payable to related practices of Deloitte Touche Tohmatsu Australia for:
Audit or review of the financial report of subsidiaries, including A-IFRS and US statutory filings	1,219	819	42
Taxation services	35	41	10

	1,254	860	52

	2,228	1,540	696

Amounts paid or due and payable to other audit firms for:
Audit or review of the financial report of subsidiaries, including A-IFRS and US statutory filings	51	28	35
Taxation services	20	4	—
Corporate finance services	119	84	73

	190	116	108

The auditor of pSivida Limited is Deloitte Touche Tohmatsu.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

24.	Acquisitions of businesses

Names of businesses acquired	Principal activity	Date of acquisition	Proportion of shares acquired	Cost of acquisition
			(%)	$’000
2006
Control Delivery Systems Inc (“CDS”)	Design and develop drug delivery products	Dec 31, 2005	100%	116,879

The acquisition was an integral part of pSivida’s on-going US growth strategy, creating a global bio-nanotech company specializing in drug delivery, with revenues from existing products and generating long-term value through its diversified late-stage product portfolio. CDS’ portfolio of products and product candidates included two approved and marketed products, one Phase III product and other early-stage product candidates. This combination also provided pSivida with an operating base in the Boston biotech hub, enhancing its overall visibility as well as access to the US scientific and investment communities and brought additional development and regulatory expertise to pSivida’s management team. On completion of the acquisition, CDS was renamed pSivida Inc.

Cost of acquisition comprised of:	$’000
• Cash	114
• 150,844,680 ordinary fully paid shares of pSivida, represented by 15,084,468 ADSs A$0.71 per share, represented by US$5.169 per ADS	107,100
• 8,991,930 non-vested ordinary shares of pSivida, represented by 899,193 non-vested ADSs A$0.71 per share, represented by US$5.169 per ADS	6,385
• Less: Unearned compensation	(1,509)
• 1,724,460 share options in pSivida, represented by 172,446 options over ADSs	642
• Direct acquisition costs	4,147

116,879

The fair value of the ordinary fully paid shares was based on the ASX published price at the date of exchange. The ASX closing price of pSivida ordinary shares on the December 30, 2005 was A$0.71 per ordinary share.

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

Included in the net loss for the year ended June 30, 2006 was a loss of A$5,937,000 attributable to the acquired business of CDS (now pSivida Inc). The revenue of the combined entity for the year ended June 30, 2006 would have been A$2,037,000 (2005: A$13,089,000), and the loss after income tax would have been A$36,785,000 (2005: A$14,431,000) and the basic and diluted loss per share would have bee A$(0.12) (2005: A$(0.04)) had the acquisition of CDS been effected at the beginning of the year rather than on December 30, 2005.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

	Control Delivery Systems Inc (“CDS”)
Net assets acquired	Book value	Fair value adjustment	Fair value on acquisition
	$’000	$’000	$’000
Current assets:
Cash	228	—	228
Trade and other receivables	546	—	546
Other current assets	283	—	283
Non-current assets:
Property, plant and equipment	624	—	624
Deferred tax assets	—	16,591	16,591
IPR & D	—	34,282	34,282
Patents	—	88,460	88,460
Current liabilities:
Trade and other payables	(3,457)	—	(3,457)
Deferred revenue	(1,826)	—	(1,826)
Provisions	(161)	—	(161)
Non-current liabilities:
Deferred tax liability	—	(49,097)	(49,097)

	(3,763)	90,236	86,473
Goodwill on acquisition			30,406

			116,879

The Group paid a premium for the acquiree as it believed the acquisition would introduce additional synergies to its existing operations.

Further details of the businesses acquired during the previous financial year are disclosed in Note 16(d).

25.	Sale of Subsidiary

On April 12, 2007, the Company sold its entire interest in AION Diagnostics Inc and its wholly owned subsidiary, AION Diagnostics Limited, to GEM Global Yield Fund, a portfolio management company. Total consideration included cash payments totaling US$1.85 million (A$2.28 million) and a US$1.5 million (A$1.8 million) promissory note due in April 2008. Interest on the note accrues at an annual rate of 8% compounded monthly and due at maturity. The Company recorded a gain on sale of subsidiary of US$3.7 million (A$4.8 million). In addition, the Company granted an exclusive license for non-electronic imaging diagnostic applications of its BioSilicon technology to AION in exchange for sales-based royalties on all commercialized products.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Details of the disposal are as follows:

	Years Ended June 30,
	2007	2006	2005
	$’000	$’000	$’000
Consideration
Cash and cash equivalents	2,264	—	—
Note receivable (Note 5)	1,815	—	—

	4,079	—	—

Book value of net assets sold
Current assets
Cash and cash equivalents	77	—	—
Trade and other receivables	51	—	—
Other	5
Non-current assets
Property, plant and equipment	223	—	—
Current liabilities
Trade and other payables	(430)	—	—
Inter-company loans	(532)	—	—

Net liabilities disposed	(606)	—	—
Gain on disposal	4,844	—	—
Foreign exchange loss	(159)	—	—

	4,079	—	—

	Years Ended June 30,
	2007	2006	2005
	$’000	$’000	$’000
Net cash inflow on disposal
Cash consideration received	2,264	—	—
Less: cash and cash equivalent balances disposed of	(77)	—	—

	2,187	—	—

26.	Segment information

(a)	Business segment – primary segment

The Group operates in only one business segment, being the biotechnology sector.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

(b)	Geographic segment – secondary segment

	Segment revenues			Acquisition of segment assets
	2007	2006	2005	2007	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000
United States	2,168	1,324	—	74	153,631	—
United Kingdom	107	69	162	17	953	83,579
Australia	—	—	—	6	319	7
Singapore	7	—	—	—	19	21
Unallocated	—	—	—	—	—	49

Consolidated	2,282	1,393	162	97	154,922	83,656

	Segment assets		Long-lived Assets
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
United States	71,026	151,192	264	649
United Kingdom	27,693	69,300	328	2,133
Australia	2,825	12,793	11	331
Singapore	10	2,201	—	27

Consolidated	101,554	235,486	603	3,140

27.	Financial instruments

(a)	Financial risk management objectives

The Group’s principal financial instruments, other than derivatives, comprise convertible note borrowings, cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from operations.

The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Board reviews and agrees policies for managing each of these risks.

(b)	Significant accounting policies

Details of significant accounting policies and methods adopted, including criteria for recognition, the basis for measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1 to the financial statements.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

(c)	Foreign currency risk management

As the group undertakes certain transactions denominated in foreign currencies, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters and are not material to the financial statements. Refer to Note 2(b) for quantum of exchange differences arising. No hedging transactions have been undertaken.

(d)	Interest rate risk management

The following table sets out the carrying amount, by maturity, of the financial instruments exposed to interest rate risk:

				Fixed interest rate					Weighted average interest rate
	Notes		Floating Interest Rate	Less than 1 year	1-5 years	More than 5 years	Non- interest bearing	Total
			$’000	$’000	$’000	$’000	$’000	$’000%
2007
Financial assets
Cash and cash equivalents	16	(a)	2,598	—	—	—	548	3,146	4.11%
Trade and other receivables	5		1,798	—	—	—	1,159	2,957	4.90%

			4,396	—	—	—	1,707	6,103

Financial liabilities
Trade creditors and accruals	9		—	—	—	—	8,711	8,711	—
Other financial liabilities	11		—	—	—	—	10,444	10,444	—

			—	—	—	—	19,155	19,155

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

	Notes		Floating Interest Rate	Less than 1 year	1-5 years	More than 5 years	Non- interest bearing	Total	average interest rate
			$’000	$’000	$’000	$’000	$’000	$’000%
2006
Financial assets
Cash and cash equivalents	16	(a)	15,028	—	—	—	419	15,447	3.93%
Trade and other receivables	5		—	—	—	—	1,001	1,001	—

			15,028	—	—	—	1,420	16,448

Financial liabilities
Trade creditors and accruals	9		—	—	—	—	7,415	7,415	—
Borrowings	10		—	11,220	3,940	—	—	15,160	8.00%
Other financial liabilities	11		—	—	—	—	2,465	2,465	—

			—	11,220	3,940	—	9,880	25,040

(e)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from default.

The Group’s maximum exposure to credit risk for each class of recognized financial asset is the carrying amount, net of any provisions for doubtful debts, of those assets as indicated in the consolidated balance sheet.

(f)	Fair value of financial instruments

The directors consider that the carrying amount of financial assets and financial liabilities recorded in the financial statements approximates their fair values (2006: net fair values). With regard to the convertible notes, the directors believe that at June 30, 2006 there was no significant difference between the carrying value and fair value because the instrument takes into account the risk profile and liquidity of the Company at this stage in its development. As at June 30, 2007, all convertible notes had been redeemed.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

28.	Reconciliation to US GAAP

The audited consolidated financial statements have been prepared in accordance with A-IFRS, which differ in certain significant respects from US GAAP. Following is a summary of the adjustments to net loss and total equity required when reconciling such amounts in the financial statements to the corresponding amounts in accordance with US GAAP, considering the differences between A-IFRS and US GAAP.

Reconciliation of net loss

The following is a reconciliation of net loss as reported in the consolidated statement of operations under A-IFRS to net loss as adjusted for the effects of the application of US GAAP for the years ended June 30, 2007, 2006 and 2005:

	Years ended June 30,
		2007	2006	2005
		$’000	$’000	$’000
Loss for the period in accordance with A-IFRS		(122,258)	(28,166)	(17,193)
Loss attributable to minority interest		—	—	399

Loss attributable to members of the parent entiry under A-IFRS		(122,258)	(28,166)	(16,794)

US GAAP adjustments:
Impairment of intangible assets	a	40,959	—	—
Amortization of intangibles	a	(3,692)	—	—
Allocation of convertible note proceeds—finance costs	b	(1,273)	—	—
Loss on extinguishment of debt	b	(1,564)	—	—
Fair value of equity instruments issued as consideration—amortization expense	c	(32)	(36)	(43)
In-process research and development	d	—	(35,060)	—
Sales of stock by subsidiaries—amortization expense	e	(31)	(39)	(39)
Sale and leaseback transaction—deferred gain	f	(101)	101	—
Share-based compensation expense	g	—	—	311
Deferred tax effect of US GAAP adjustments		(10,918)	(281)	25
Other		(78)	—	(21)

Net loss in accordance with US GAAP		(98,988)	(63,481)	(16,561)

Net loss under U.S.GAAP from Continuing Operations		(102,008)	(61,190)	(15,740)
Net income (loss) under U.S.GAAP from Discontinued Operations	h	3,020	(2,291)	(821)
Loss per share in accordance with US GAAP
Basic and diluted loss per share from Continuing Operations	i	(0.23)	(0.20)	(0.08)

Basic and diluted income (loss) per share from Discontinued Operations	i	0.01	(0.01)	—

Weighted average number of shares—basic and diluted		447,982	305,883	207,802

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Reconciliation of total equity

The following is a reconciliation of total equity as reported in the consolidated balance sheets under A-IFRS to total equity as adjusted for the effects of the application of US GAAP as at June 30, 2007 and 2006:

		As at June 30,
		2007	2006
		$’000	$’000
Total equity in accordance with A-IFRS		77,720	175,033

US GAAP adjustments:
Impairment of intangible assets	a	40,959	—
Amortization of intangibles	a	(3,692)	—
Allocation of convertible note proceeds—finance costs	b	(1,273)	—
Equity component of convertible notes		3,533	—
Loss on extinguishment of debt	b	(1,564)	—
Note conversions	b	(487)	—
Fair value of equity instruments issued as consideration	c	33,511	33,543
In-process research and development	d	(36,095)	(36,095)
Sales of stock by subsidiaries	e	242	273
Sale and leaseback transaction	f	—	101
Deferred tax effect of US GAAP adjustments		(10,932)	(14)
Foreign currency translation impact of US GAAP adjustments		(3,497)	(243)

Total equity in accordance with US GAAP		98,425	172,598

Roll forward analysis of shareholders’ equity under US GAAP

	Year ended June 30,
	2007	2006
	$’000	$’000
Balance in accordance with US GAAP at beginning of period	172,598	87,650
Shares issued, net of issue costs	30,733	10,989
Options issued to investors	(19,745)	—
Issuance of shares and options in connection with acquisitions, net of issue costs	—	136,616
Issuance of shares in connection with exercise of options	—	—
Share-based compensation attributable to non-vested ADSs, options and warrants issued	852	2,034
Warrants issued in connection with convertible note transactions	27,117	—
Equity portion of convertible note	1,827	1,706
Conversions of convertible notes	1,225	—
Exercise of options in subsidiary	(306)	—
Foreign currency translation adjustment	(16,888)	(2,916)
Net loss in accordance with US GAAP	(98,988)	(63,481)

Balance in accordance with US GAAP at end of period	98,425	172,598

Note: The above roll-forward does not include options and warrants issued as settlement of share issue costs as such issuances do not have an impact on net loss or total equity.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

(a)	Impairment of intangibles and goodwill

Under A-IFRS and US GAAP, individual intangible assets are tested for impairment whenever events or changes in circumstances (a “triggering event”) indicate that its carrying amount may not be recoverable. For A-IFRS purposes, IPR&D is required to be tested for impairment at least annually as it is not yet available for use and therefore not amortized. Under A-IFRS, impairment is recognized when the asset’s carrying value exceeds its recoverable amount. The impairment loss is based on the excess of carrying value over recoverable amount, defined as the higher “fair value less costs to sell” and “value in use.” The Company evaluated the recoverable amount of its intangible assets as the “fair value less costs to sell.” Under US GAAP, impairment is recognized when the asset’s carrying value exceeds the expected future pre-tax undiscounted cash flows to be derived from the asset. The impairment loss is based on the excess of asset carrying value over fair value.

During the year ended June 30, 2007, the Company identified triggering events at December 31, 2006 and at June 30, 2007 in connection with its Retisert and BrachySil intangible assets. These impairment analyses under A-IFRS resulted in aggregate impairment write-downs of A$94,443,000 (as more fully described in Note 8).

Based upon the triggering events at December 31, 2006, the analysis under US GAAP indicated that the expected pre-tax undiscounted cash flows for each of the Retisert and BrachySil intangibles exceeded the respective US GAAP carrying values, resulting in no indication of potential impairment. In connection with the triggering events at June 30, 2007, the carrying value of the Retisert intangible exceeded the Company’s analysis of expected future pre-tax undiscounted cash flows. Based upon the determination of the fair value of Retisert at that date, the Company recorded a US GAAP impairment write-down of A$53,484,000. The analysis of pre-tax undiscounted cash flows for BrachySil resulted in no indication of potential impairment of BrachySil under US GAAP.

The following table summarizes the resulting US GAAP difference of A$$40,959,000 decrease in pre-tax loss, which is included in the US GAAP reconciliation for the year ended June 30, 2007:

	Impairment Write-down at Dec 31, 2006	Impairment Write-down at Jun 30, 2007	Year Ended Jun 30, 2007
	$’000	$’000	$’000
A-IFRS:
Retisert intangible asset	(50,902)	(8,813)	(59,715)
BrachySil intangible asset	(30,372)	(2,278)	(32,650)
BrachySil IPR&D	(2,078)	—	(2,078)

	(83,352)	(11,091)	(94,443)

US GAAP:
Retisert intangible asset	—	(53,484)	(53,484)

	—	(53,484)	(53,484)

US GAAP Decrease (Increase)	83,352	(42,393)	40,959

The majority of the A$10,918,000 decrease in deferred income tax benefit for the year ended June 30, 2007 is related to the above US GAAP difference of the impairment write-downs.

As a result of the impairment charges under A-IFRS at December 31, 2006, the subsequent amortization of intangibles for the remainder of the year ended June 30, 2007 was correspondingly higher under US GAAP. At June 30, 2007, the US GAAP carrying value of BrachySil exceeded the recoverable amount under A-IFRS by approximately A$30,333,000. Absent any future impairment charges, annual amortization of the BrachySil intangible assets will result in a GAAP difference of approximately A$2.9 million (based upon the exchange rate at June 30, 2007). The recoverable

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

amount for Retisert at June 30, 2007 under US GAAP exceeded the recoverable amount under A-IFRS by approximately A$650,000. Absent further impairment charges, annual amortization of the remaining Retisert carrying value would result in a GAAP difference of approximately A$62,000 (based upon the exchange rate at June 30, 2007).

Under A-IFRS and US GAAP, goodwill is not amortized but reviewed for impairment annually at June 30 and when indicators of potential impairment arise. Under A-IFRS, the impairment test is performed at the cash-generating unit level, being the lowest level to which goodwill can be allocated. The recoverable amount of the cash-generating unit (i.e., the higher of the fair value less costs to sell and value in use) is compared to its carrying amount. The impairment loss is immediately recognized in profit or loss equal to the excess of the carrying amount over the recoverable amount. Under US GAAP, the impairment test is performed at the reporting unit level, being either a business segment or one organization level below. A two step impairment test is performed: (i) the fair value of the reporting unit is compared to the carrying amount of the reporting unit including goodwill; and (ii) if the carrying value of the reporting unit including goodwill exceeds fair value, then goodwill impairment is measured as the excess of the carrying amount of goodwill over its implied fair value. The impairment loss is immediately recognized in profit or loss. At June 30, 2007 and as a result of the impairment indicators discussed further in Note 8, the Company tested goodwill for impairment under A-IFRS and US GAAP during the year ended June 30, 2007, resulting in no goodwill impairment. The Company also tested goodwill for impairment on the date of annual goodwill impairment testing, being June 30, 2007, also resulting in no goodwill impairment.

(b)	Convertible notes

As further discussed in Note 10, the Company issued convertible notes during the years ended June 30, 2007 and 2006. Upon initial recognition, the proceeds received upon the issuance of a convertible note with detachable warrants are allocated into liability and equity components. In accordance with A-IFRS, the liability component is measured based on the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component. The equity component is determined by deducting the liability component from the proceeds received upon the issuance of the notes. A portion of the liability component is then allocated to any embedded derivatives that require bifurcation, at an amount equal to fair value.

In accordance with US GAAP, the proceeds received are first allocated to the convertible note and the detachable warrants on a relative fair value basis. Then, a portion of the convertible note proceeds is allocated to any embedded derivatives, such as the holder’s conversion option, that require bifurcation, at an amount equal to fair value. With respect to the Absolute subordinated convertible notes issued on September 26, 2006, the difference under these recognition methods resulted in A$1,827,000 equity value assigned to the detachable warrants under US GAAP compared to A$ nil under A-IFRS. Consequently, the carrying value of the liability component under US GAAP was correspondingly lower, resulting in increased finance costs attributable to the amortization of the debt discount and issue costs over the term of the notes using the effective interest rate method. During the year ended June 30, 2007 we entered into amendments of our convertible promissory note originally issued to Sandell on November 16, 2005. The substantial modifications of the terms of the Sandell note related to the September 14, 2006 and December 29, 2006 amendments were, in each instance, accounted for as an extinguishment of the original liability and the recognition of a new financial liability under both A-IFRS and US GAAP. Under A-IFRS, debt issuance costs associated with the extinguishment of debt are included in the determination of gain (loss) on extinguishment. Under US GAAP, such debt issuance costs are recorded as a deferred asset and amortized from the date of issuance to the stated redemption date(s) of the modified loan. Amortization of debt discount and issuance costs for the Absolute and Sandell convertible notes during the year ended June 30, 2007 resulted in a A$1,273,000 increase in US GAAP net loss.

During the year ended June 30, 2007, the Sandell and Absolute note holders elected to convert a portion of their note and associated accrued interest into ADSs at the conversion prices applicable as of each respective conversion date. Under A-IFRS and US GAAP, a portion of the unearned

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

discount and debt issue costs were charged to share capital such that the effective interest rate associated with each note remained constant. Because of the differences in the allocation of the convertible note proceeds discussed above, the note conversions resulted in a A$487,000 decrease in US GAAP equity.

In May and June 2007, the Company redeemed in full the remaining balances of the Sandell and Absolute notes, respectively. Upon further review of the A-IFRS accounting for the original Sandell convertible note transaction, the Company concluded that the application of the residual method upon initial recognition should have resulted in A$ nil value assigned to the equity component. This compares to the A$1,706,000 assigned under US GAAP to the detachable warrants using the relative fair value method, thereby representing a GAAP difference that was excluded from the June 30, 2006 US GAAP reconciliation. The Company determined that this misstatement, along with the ensuing impact on finance costs for periods subsequent to the initial recognition, is immaterial to the current and prior period based on the guidance in Staff Accounting Bulletin (“SAB”) No. 99: “Materiality” (“SAB 99”) and SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). The loss on extinguishment of debt resulting from the note redemptions, and from the Sandell amendments that met the requirement for extinguishment of debt accounting treatment, resulted in a A$1,564,000 increase in net loss under US GAAP for the year ended June 30, 2007, primarily attributable to the aforementioned equity component GAAP difference.

(c)	Fair value of equity instruments issued as consideration

Under A-IFRS, the fair value of equity instruments issued as consideration in a purchase business combination is based on the quoted market price as of the date of consummation. Under US GAAP, the fair value of the equity instruments issued to effect a purchase business combination is based on the average quoted market price for a period of two days before and two days after the date the terms of the acquisition are agreed to and announced. The resulting difference in the fair value of the equity instruments issued as consideration in our acquisitions of pSiMedica Limited and CDS resulted in a higher purchase price under US GAAP. Accordingly, for US GAAP purposes, we recorded an increase to the value of identifiable intangible assets, the elated deferred tax liability and goodwill, as appropriate, in connection with the respective purchase price allocations. The increase in the value of identifiable intangible assets and the related deferred tax liability is amortized over the estimated useful life of the intangibles. The remaining useful life is 10.5 years at June 30, 2007. The resulting difference in additional paid-in capital due to the higher fair value of equity instruments under US GAAP is a permanent difference in the US GAAP reconciliation of equity.

(d)	In-process research and development

Under A-IFRS, IPR&D projects acquired in a business combination are capitalized and remain on the balance sheet, subject to any impairment write-downs. Amortization is charged over the estimated useful life from the point when the assets become available for use. To date, no amortization has been charged on the IPR&D assets. Under US GAAP, such assets are recognized in the acquisition balance sheet but are then written off immediately to the statement of operations, when the technological feasibility of the IPR&D has not yet been established and it has no alternative future use.

Under A-IFRS, deferred tax is provided for IPR&D assets acquired in a business combination. US GAAP does not provide for deferred tax on IPR&D, resulting in a reconciling adjustment to deferred tax and goodwill.

As further discussed in Note 8, a portion of the IPR&D capitalized under A-IFRS was written off during the year ended June 30, 2007. The reconciling item to reverse the A-IFRS impairment for US GAAP purposes is included in paragraph (a) above.

(e)	Sales of stock by subsidiaries

In prior periods, certain subsidiaries issued additional shares which resulted in a change in pSivida’s proportionate interest in the respective subsidiaries. Under A-IFRS, the change in pSivida’s proportionate interest in the respective subsidiaries due to share issuances is eliminated on

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

consolidation and therefore is not recognized in the consolidated financial statements. Under US GAAP, the issuance of ordinary shares by a subsidiary is accounted for in accordance with Staff Accounting Bulletin (“SAB”) No. 51, “Accounting For Sales Of Stock By A Subsidiary” (“SAB 51”) which requires the difference between the carrying amount of the parent’s investment in a subsidiary and the underlying net book value of the subsidiary after issuance of ordinary shares by the subsidiary to be reflected as either a gain or loss in the statement of operations or reflected as an equity transaction. We have elected to account for SAB 51 gains and losses resulting from the sale of a subsidiary’s ordinary shares as equity transactions. Accordingly, for US GAAP purposes, we have recorded an adjustment to the value of identifiable intangible assets, the related deferred tax liability and additional paid-in capital for the resulting SAB 51 gains and losses. The adjustment to the value of identifiable intangible assets and the related deferred tax liability is amortized over the estimated useful life of the intangible assets.

(f)	Sale and leaseback transaction

Prior to the date of the acquisition of CDS (now pSivida Inc), CDS entered into a sale and leaseback transaction in relation to its premises, which resulted in a gain on sale of the premises. Under A-IFRS, the gain on sale is recognized immediately on the date of the transaction, and therefore has been recognized as a pre-acquisition profit in the accounts of CDS for A-IFRS purposes. In accordance with US GAAP, the gain on sale was initially deferred and amortized on a straight-line basis over the lease period of 36 months. During fiscal 2007 the Company concluded that under US GAAP, the deferred gain attributable to the sale and leaseback transaction should not have been included in the US GAAP purchase price allocation for the acquisition of CDS. The revised accounting treatment under US GAAP is consistent with that under AIFRS, thereby eliminating the GAAP difference. Accordingly, the A$101,000 of US GAAP income which had been recognized in the year ended June 30, 2006 has been eliminated in the US GAAP reconciliation in the current year. The Company determined that the impact to the current and prior year US GAAP reconciliation is immaterial considering the guidance in SAB 99 and SAB 108.

(g)	Share-based compensation expense

Under A-IFRS, the Company adopted AASB 2 effective July 1, 2005. In accordance with the transitional provisions of AASB 2, the standard has been applied retrospectively to all share-based payments granted or issued after November 7, 2002 and that were not yet vested as of January 1, 2005.

Through June 30, 2005, the Company accounted for share-based payments granted to employees and directors under US GAAP using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations to measure employee stock compensation. Under APB 25, compensation expense was recognized to the extent that the quoted market price of the stock exceeded the exercise price of the equity instrument, if any, at the measurement date, and was charged to earnings ratably over the vesting period. For options that vest upon the achievement of performance conditions beyond the Company’s control, compensation expense was recognized when the target was achieved.

The following table illustrates the effect on US GAAP net loss and loss per share if the Company had applied the fair value recognition provisions of Statements of Financial Accounting Standards (“SFAS”) No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) to stock-based employee compensation for the year ended June 30, 2005.

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Year Ended June 30, 2005
$’000 except per share amounts
US GAAP net loss, as reported	(16,561)
Add: Stock-based employee compensation expense included in reported US GAAP net loss	125
Deduct: Total stock-based employee compensation expense determined under fair value based method	(4,538)

US GAAP pro forma net loss	(20,974)

US GAAP basic and diluted loss per share
As reported	$(0.08)
Pro forma	$(0.10)

Additionally, through June 30, 2005, the Company accounted for share-based payments granted to consultants under SFAS 123 and Emerging Issue Task Force (“EITF”) Issue No. 96-18 “Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) under US GAAP. Under SFAS 123 and EITF 96-18, compensation cost was calculated based on the estimated fair value of the equity instruments measured on the date the services were completed by the respective consultants. For reporting periods prior to the measurement date, interim measures of compensation cost were recognized based on the fair value as of each reporting date and adjusted for changes in fair value between reporting dates.

Effective July 1, 2005, for US GAAP purposes the Company adopted SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”) which replaced SFAS 123 and supersedes APB 25. SFAS 123R does not change the measurement guidance of EITF 96-18 for non-employee transactions. Under the modified prospective method of SFAS 123R, the Company applies SFAS 123R for equity-based compensation awards (or portion thereof): (i) granted on or after July 1, 2005; and (ii) not yet vested as of July 1, 2005. Such equity-based compensation awards are measured based on the fair value using the Black-Scholes model. The compensation is recognized as an expense in the statement of operations over the requisite service period. Prior periods have not been restated.

Total US GAAP share based compensation costs charged to the statement of operations were A$773,000, A$1,953,000 and A$281,000 for the years ended June 30, 2007, 2006 and 2005, respectively. No income tax benefits were recognized and no compensation cost was capitalized as part of property and equipment during the periods presented.

The retrospective transition provisions of AASB 2 and the modified prospective transition provisions of SFAS 123R give rise to GAAP differences in share-based compensation for the year ended June 30, 2005. There are no US GAAP reconciling items attributable to share-based compensation for the years ended June 30, 2007 and 2006 as the impact on compensation cost resulting from differences in the standards, such as the determination of the measurement date for share-based payments made to non-employees, is de minimis.

(h)	Discontinued operations

As further discussed in Note 25, the Company sold its entire interest in AION in April 2007. Under A-IFRS, the sale of AION does not qualify for presentation as a discontinued operation as AION does not represent a major line of business or geographical area of operations. Under US GAAP, the

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

sale of AION meets the criteria for presentation as a discontinued operation. There is no GAAP difference related to the measurement of the gain on sale.

(i)	Loss per share

Under A-IFRS, loss per share is calculated by dividing loss attributable to members of the parent entity by the weighted average number of shares on issue for the period. Methods of computing loss per share in accordance with US GAAP are documented in SFAS No. 128, “Earnings per Share”.

For all periods presented, there were no differences in the calculation methodology of loss per share under A-IFRS and US GAAP.

Basic and diluted loss per share were identical for all periods presented as potentially dilutive securities, including options, warrants and convertible debt, have been excluded from the calculation of the diluted net loss per common share because the inclusion of such securities would be anti-dilutive.

(j)	Classification differences

Under A-IFRS, the restricted cash of A$6,164,000 associated with the convertible note that was issued on November 16, 2005, as amended, was disclosed as a component of cash and cash equivalents as June 30, 2006. Under US GAAP, restricted cash is classified separately from cash and cash equivalents on the face of the consolidated balance sheet. At June 30, 2007 none of the Company’s cash was restricted.

Under A-IFRS, all deferred tax balances are classified as non-current. Under US GAAP, deferred tax assets and liabilities are classified as current and non-current based on the classification of assets and liabilities to which the timing differences relate, or anticipated timing of reversal if they are not associated with any balance sheet items.

Under A-IFRS, debt issuance costs are set off directly against the debt, while under US GAAP, the debt issuance costs are classified as a deferred asset.

Under A-IFRS, the statement of operations presentation does not distinguish between operating and non-operating income (loss). Under US GAAP, interest income, interest and finance costs and loss on extinguishment of debt are classified as components of non-operating income (loss).

(k)	Other

Other potential GAAP differences that were considered but not included in the US GAAP reconciliation are as follows:

Principles of consolidation / step acquisitions

Under A-IFRS, the minority interest is presented in the consolidated balance sheet within equity, separately from the parent shareholders’ equity. Under US GAAP, the minority interest is presented outside equity, between liabilities and equity. This did not result in a reconciling item as all subsidiaries are wholly-owned as of June 30, 2007 and 2006.

A-IFRS does not include prescriptive guidance on accounting for step acquisitions. In the absence of such guidance, the Company applied the partial-step up method in US GAAP for A-IFRS purposes. Other than as detailed in the paragraphs above, there is no difference in the accounting treatment for step acquisitions under US GAAP compared to that under A-IFRS as applied by the Company.

Receivables

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

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

29.	Additional disclosures

(a)	Intangible assets

Assuming no acquisitions and no further asset impairment charges, the Company expects to recognize aggregate US GAAP intangible asset amortization expense of approximately A$4.5 million (based upon the exchange rates at June 30, 2007) for each of the five succeeding fiscal years.

(b)	Income tax

The components of A-IFRS loss from ordinary activities before income tax expense consisted of the following for the years ended June 30, 2007, 2006 and 2005:

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

	Years ended June 30,
	2007	2006	2005
	$’000	$’000	$’000
United States	(78,188)	(9,639)	—

Australia	(26,172)	(10,475)	(8,183)

United Kingdom	(42,730)	(16,428)	(11,173)

Singapore	(2,914)	(1,144)	(1,458)

Total	(150,004)	(37,686)	(20,814)

(c)	Share-based payments

Refer to Note 18 for disclosure of options granted by pSivida and AION pursuant to the ESOP.

Exclusive of the ESOP, at June 30, 2007 and 2006 there were outstanding options and warrants to purchase 380,117,403 and 11,333,290 ordinary shares (including ordinary share equivalents), respectively. Following is a summary of these various options and warrants:

Options granted to non-employees

pSivida has granted share options to certain consultants as remuneration for services rendered. Such options may be subject to market-based vesting conditions, are issued for terms not exceeding five years, and are settled through the issue of equity. A total of 2,050,000 options were granted in August 2004 at an exercise price of $1.09 and remain outstanding at June 30, 2007. These options were subject to immediate vesting and expire in August 2008 (1.1 years from June 30, 2007).

Warrants granted to non-employees

pSivida has granted warrants over ADSs issued to certain consultants as remuneration for services rendered. Such warrants vest at the date of issue, are issued for terms not exceeding three years, and are settled through the issue of equity. During the year ended June 30, 2006, 133,000 warrants over ADSs (equivalent to 1,330,000 warrants over ordinary shares) were granted at an exercise price of US$12.50 per ADS and remain outstanding at June 30, 2007. These options expire in September 2008 (1.2 years from June 30, 2007).

Warrants granted in connection with convertible note transactions

As more fully discussed in Note 10, pSivida issued detachable warrants over ADSs in connection with (i) the November 2005 convertible note issued to Sandell; (ii) the September 2006 convertible notes issued to Absolute; and (iii) the various amendments of the Sandell note during the year ended June 30, 2007. The warrants vested immediately and generally have a term of five years from the date of grant. The following table presents a summary of these warrants transactions:

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

	Years Ended June 30,
	2007		2006
	Number of Warrants over ADSs	Weighted Average Exercise Price US$	Number of Warrants over ADSs	Weighted Average Exercise Price US$
Balance at beginning of year	633,803	12.50	—	—
Warrants granted	21,966,348	1.78	633,803	12.50

Balance at end of year	22,600,151	2.08	633,803	12.50

Exercisable at end of year	22,600,151	2.08	633,803	12.50

As of June 30, 2007, these warrants have a weighted average remaining contractual life of approximately 4.6 years.

Non-vested ADSs issued to CDS employees

On December 30, 2005, pSivida granted 121,118 non-vested ADSs (equivalent to 1,211,180 non-vested ordinary shares) with a fair value of US$5.17 per ADS to CDS employees in connection with employee retention agreements for which employee services subsequent to the consummation date of the acquisition are required in order for the ADSs to vest. During the year ended June 30, 2007 10,812 non-vested ADSs (equivalent to 108,120 non-vested ordinary shares) were forfeited. As of June 30, 2007, the remaining 110,306 ADSs (equivalent to 1,103,060 ordinary shares) were fully vested and all compensation cost has been recognized. The fair value of the ADSs that vested during the year ended June 30, 2007 was US$1.71 per share.

Other

During the year ended June 30, 2006, pSivida granted 899,193 non-vested ADSs (equivalent to 8,991,930 non-vested ordinary shares) and 172,446 options over ADSs (equivalent to 1,724,460 non-vested ordinary shares) as part of the consideration for the acquisition of CDS. See Note 24.

During the years ended June 30, 2007 and 2006, 35,228 non-vested ADSs and 52,840 ADSs, respectively, were forfeited. At June 30, 2007, there were 6,871 non-vested ADSs scheduled to vest within one year. During the year ended June 30, 2007 776,781 shares were vested. The fair value of the ADSs that vested during the year ended June 30, 2007 was US$1.71 per share.

The following table presents a reconciliation of the activity related to the issuance of the 172,446 options over ADSs:

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

	Years Ended June 30,
	2007		2006
	Number of Options over ADSs	Weighted Average Exercise Price US$	Number of Options over ADSs	Weighted Average Exercise Price US$
Balance at beginning of year	161,526	5.86	—	—
Options granted	—	—	172,446	6.80
Options exercised	—	—	(3,874)	—
Options forfeited	(7,752)	30.54	(7,046)	32.19

Balance at end of year	153,774	4.61	161,526	5.86

Exercisable at end of year	153,774	4.61	161,526	5.86

During the year ended June 30, 2005, pSivida granted 638,537 share options under the terms of the ESOP as part of the consideration for the acquisition of pSiMedica Limited. See Note 16(d).

(d)	Development stage

The Company meets the definition of a development stage enterprise under SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises” (“SFAS 7”). The following additional disclosures, prepared on an A-IFRS basis considering the AASB 1 exemptions, are required in accordance with SFAS 7:

Cumulative consolidated statement of operations from the inception of the development stage (December 1, 2000) to June 30, 2007 – A-IFRS basis

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Period From Inception of Development Stage (Dec 1, 2000) to June 30, 2007
$’000
Revenue	3,895
Other income	2,346
Research and development—impairment of intangible assets	(94,443)
Research and development—other	(79,609)
Selling, general and administrative	(40,716)
Interest and finance costs	(15,383)
Change in fair value of derivatives	17,956
Loss on extinguishment of debt	(28,160)
Gain on sale of subsidiary	4,844
Foreign exchange gain	864

Loss before income tax	(228,406)
Deferred income tax benefit	44,287

Loss for the period	(184,119)
Loss attributable to minority interest	8,746

Loss attributable to members of the parent entity	(175,373)

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

Cumulative consolidated statement of cash flow from the inception of the development stage (December 1, 2000) to June 30, 2007 – A-IFRS basis

Period From Inception of Development Stage (Dec 1, 2000) to June 30, 2007
$’000
Cash flows from operating activities

Receipts from customers	4,574
Payments to suppliers, employees and consultants	(37,526)
Research and development expenditure paid	(43,175)
Interest received	2,246
Other income received	271
Interest paid	(2,191)

Net cash used in operating activities	(75,801)

Cash flows from investing activities

Purchase of property, plant and equipment	(6,489)
Proceeds from sale of property, plant and equipment	729
Net cash received from sale of subsidiary	2,187
Net cash paid for acquisitions of businesses	(4,033)
Net cash paid for increased interest in subsidiaries	(3,915)

Net cash used in investing activities	(11,521)

Cash flows from financing activities

Proceeds from issue of ordinary shares and options	90,895
Payment of share issue costs	(6,101)
Proceeds from borrowings	29,147
Payment of borrowing costs	(2,562)
Payment of note redemption costs and penalties	(7,824)
Repayment of borrowings	(18,289)
Equity contributions from minority interest	5,508

Net cash provided by financing activities	90,774

Net increase in cash and cash equivalents	3,452
Cash and cash equivalents at the beginning of the period	597
Effects of exchange rate changes on the balance of cash held in foreign currencies	(903)

Cash and cash equivalents at the end of the period	3,146

Equity issuances from the inception of the development stage (December 1, 2000) to June 30, 2007 – A-IFRS basis

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

	Number of Shares	Contributed Equity
	‘000	$’000
Balance at inception of development stage—December 1, 2000	62,330	6,060
Issue of shares in connection with placement at $0.30 per share, net of issue costs—December 1, 2000	9,300	2,774
Non-cash issue of shares as consideration for acquisition at $0.30 per share, net of issue costs—May 10, 2001	10,918	3,274

Balance—June 30, 2001	82,548	12,108
Issue of shares in connection with placement at $0.20 per share, net of issue costs—November 22, 2001	12,300	2,333
Issue of shares in connection with share purchase plan at $0.22 per share, net of issue costs—May 9, 2002	999	209

Balance—June 30, 2002	95,847	14,650
Issue of shares in connection with placement at $0.12 per share, net of issue costs—October 10, 2002	7,000	792
Non-cash issue of shares in lieu of director’s fees at $0.13 per share—November 25, 2002	769	100
Issue of shares pursuant to exercise of stock options at $0.20 per share—June 19, 2003	300	60

Balance—June 30, 2003	103,916	15,602
Issue of shares in connection with share purchase plan at $0.24 per share, net of issue costs—August 4, 2003	3,892	932
Issue of shares pursuant to exercise of stock options at $0.20 per share—August 2003 to May 2004	8,130	1,626
Non-cash issue of shares as consideration for acquisition at $0.50 per share, net of issue costs—October 6, 2003	13,000	6,162
Issue of shares in connection with placement at $1.09 per share, net of issue costs—April 20, 2004	19,375	19,308
Issue of shares in connection with placement at $1.16 per share, net of issue costs—April 23, 2004	5,625	6,328

Balance—June 30, 2004	153,938	49,958
Non-cash issue of shares as consideration for acquisition at $1.09 per share, net of issue costs—August 5, 2004	49,804	54,259
Issue of shares pursuant to exercise of stock options at $0.20 per share—July 2004 to December 2004	13,070	2,614
Issue of shares pursuant to exercise of stock options at $0.40 per share—October 2004 to December 2004	2,200	880
Issue of shares pursuant to exercise of stock options at $0.50 per share—December 14, 2004	150	75
Issue of shares pursuant to exercise of stock options at $0.65 per share—December 14, 2004	150	98

Balance—June 30, 2005	219,312	107,884

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

	Number of Shares	Contributed Equity
	‘000	$’000
Issue of shares in connection with PIPE at $0.848 per share, net of issue costs—September 5, 2005	6,650	4,842
Non-cash issue of shares as consideration for acquisition at $0.71 per share, net of issue costs—December 30, 2005	159,837	110,806
Non-cash issue of non-vested ADSs to CDS employees in relation to salaries and wages as part of the CDS acquisition—December 30, 2005	1,211	—
Issue of shares pursuant to exercise of stock options at $0.71 per share—April 21, 2006	39	27
Forfeiture of non-vested ADSs issued as part of CDS acquisition—April 2006	(529)	(291)
Issue of shares pursuant to rights issue at $0.60 per share—June 15, 2006	10,516	6,147
Amortization of non-vested ADSs issued as part of the CDS acquisition	—	962

Balance—June 30, 2006	397,036	230,377
Conversions of convertible notes at $0.20 per share, net of unearned discount and issue costs—November 2006	2,675	163
Issue of shares in connection with placement at $0.26 per share, net of issue costs—December 29, 2006	14,331	3,555
Options issued to investors—December 29, 2006	—	(3,721)
Issue of shares in connection with placement at $0.23 per share, net of issue costs—February 22, 2007	50,044	10,759
Options issued to investors—February 22, 2007	—	(13,331)
Issue of shares in connection with placement at $0.27 per share, net of issue costs	63,380	16,420
Conversions of convertible notes at $0.162 per share, net of unearned discount and issue costs—March 2007	617	81
Options issued to investors—April 5, 2007	—	(2,693)
Conversions of convertible notes at $0.162 per share, net of unearned discount and issue costs—April 2007	38,328	1,468
Amortization of non-vested ADSs issued as part of the CDS acquisition	—	1,289
Forfeiture of non-vested ADSs issued as part of CDS acquisition—March 2007	(460)	(327)

Balance—June 30, 2007	565,951	244,040

(e)	Recently issued but not yet adopted US GAAP pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) as an interpretation of SFAS No. 109, “Accounting for Income Taxes”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a

PSIVIDA LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Australian Dollars (except as otherwise noted)

tax return. This Interpretation also provides guidance on de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. The evaluation of a tax position in accordance with this Interpretation begins with a determination as to whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. We implemented FIN 48 on July 1, 2007, and we do not believe that its adoption will have a material effect upon our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We will be required to implement SFAS 157 on July 1, 2008 and are currently assessing the impact of adoption.

In December 2006, the FASB issued Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements”. This FSP specifies that the contingent obligation to make future payments or otherwise a transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measure in accordance with SFAS No. 5, “Accounting for Contingencies”. This guidance is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We have evaluated this FSP, which will be implemented on July 1, 2007, and do not believe that it will have a material effect on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159: “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” “(SFAS 159”), which becomes effective for fiscal periods beginning after November 15, 2007. Under SFAS 159, companies may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. This election, called the “fair value option”, will enable some companies to reduce volatility in reported earnings caused by measuring related assets and liabilities differently. The Company is currently evaluating the potential impact of adopting SFAS 159 on its financial position or results of operations.

In June 2007, the FASB ratified EITF 07-03, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities,” (“EITF 07-03”) which requires nonrefundable advance payments for future research and development activities to be capitalized and recognized as an expense as the goods are delivered or services are performed. The effects of applying EITF 07-03 will be reported as a change in accounting principle through a cumulative-effect adjustment to retained earnings in the statement of financial position as of the beginning of the year of adoption. EITF 07-03 will be effective for our fiscal year beginning July 1, 2008. We are currently evaluating what effect, if any, the adoption of EITF 07-03 will have on our financial position or results of operations.

EXHIBIT INDEX

Exhibit No.	Exhibit Title
1.1	Constitution of pSivida Limited, dated April 7, 2004(c)

2.1	Deposit Agreement, by and among pSivida Limited, Citibank, N.A. and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts Issued Thereunder(d)

3.1	Deed Poll, dated October 26, 2004, executed by QinetiQ(c)

4.1	Rules of the pSivida Limited Employee Share Option Plan(c)

4.2	Process Development and Manufacturing Agreement between pSiMedica Limited and AEA Technology QSA GmbH, dated March 4, 2004(c)(i)

4.3	Merger Agreement, dated October 3, 2005, among pSivida Limited, pSivida Inc., and Control Delivery Systems, Inc.(e)

4.4	Form of Registration Rights Agreement, between pSivida Limited and stockholders of Control Delivery Systems, Inc., dated as of December 30, 2005(b)(u)

4.5	Securities Purchase Agreement, dated October 5, 2005, between pSivida Limited and the investor listed on the Schedule of Buyers attached thereto(f)

4.6	Form of Warrant to Purchase ADRs for the purchase of up to 633,803 ADRs, dated as of November 16, 2005(f)(u)

4.7	Letter Agreement, dated November 15, 2005, relating to the Securities Purchase Agreement, dated October 5, 2005(f)

4.8	Amended and Restated License Agreement, between Control Delivery Systems, Inc. and Bausch & Lomb Incorporated dated December 9, 2003, as amended on June 28, 2005(b)(i)

4.9	Collaboration Agreement, between Control Delivery Systems, Inc. and Alimera Sciences, Inc. dated February 11, 2005, as amended on February 23, 2005 and May 11, 2005(b)(i)

4.10	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of October 20, 1991, including amendment(g)(i)

4.11	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of October 31, 1995(g)(i)

4.12	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of September 9, 1997(g)(i)

4.13	License Agreement, between the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of September 9, 1997(g)(i)

4.14	License Agreement, the University of Kentucky Research Foundation and Control Delivery Systems, Inc., dated as of September 9, 1997(g)(i)

4.15	Commercial Sublease, between Exergen Corporation, and Control Delivery Systems, Inc., dated as of April 6, 2005(b)

4.16	Retention Agreement, between CDS and Paul Ashton, dated September 29, 2005(b)

4.17	Retention Agreement, between CDS and Michael Soja, dated September 29, 2005(b)

4.18	Retention Agreement, between CDS and Lori Freedman, dated September 29, 2005(b)

4.19	Non-Competition Agreement, between pSivida Limited and Paul Ashton, dated October 3, 2005(b)

4.20	Employment Agreement, between pSivida Limited and Paul Ashton, dated January 1, 2006(t)

Exhibit No.	Exhibit Title
4.21	Employment Agreement, between pSivida Limited and Lori Freedman, dated May 16, 2006(j)

4.22	Employment Agreement, between pSivida Limited and Michael Soja, dated May 16, 2006(j)

4.23	Amendment Agreement between pSivida Limited and Castlerigg Master Investments Ltd., dated July 28, 2006(k)

4.24	Form of Amended and Restated Convertible Note in the Principal Amount of US$12,500,000, dated as of November 16, 2005(k)(u)

4.25	Series A Warrant for the purchase of up to 5,700,000 ADRs, dated September 14, 2006 (k)

4.26	Form of Series B Warrant(k)(u)

4.27	Form of Amended and Restated Registration Rights Agreement, between Castlerigg Master Investments and pSivida Limited, dated as of September 14, 2006(k)(u)

4.28	Securities Purchase Agreement, dated as of September 18, 2006 by and among pSivida Limited, Australian IT Investments Limited, Absolute Octane Fund and European Catalyst Fund(l)

4.29	Form of pSivida Limited Subordinated Convertible Note, dated September 26, 2006(l)(u)

4.30	Form of pSivida Limited Warrants to Purchase ADRs, dated September 26, 2006(l)(u)

4.31	Registration Rights Agreement, dated as of September 26, 2006 by and among pSivida Limited, Australian IT Investments Limited, Absolute Octane Fund and European Catalyst Fund(l)

4.32	Deed of Release by and among pSivida Limited, Aymon Pacific Pty Ltd, Viaticus Capital Pty Ltd and Gavin Rezos, dated August 17, 2006(t)

4.33	Contractor Agreement between pSivida Limited and Viaticus Capital Pty Ltd, dated August 17, 2006(t)

4.34	Letter Agreement between pSivida Limited and Castlerigg Master Investment Ltd., dated October 17, 2006(m)

4.35	Employment Agreement, between pSivida Limited and Roger Brimblecombe (t)

4.36	Second Amendment Agreement, dated as of December 29, 2006 by and between pSivida Limited and Castlerigg Master Investments LTD (n)

4.37	pSivida Limited Series C Warrants to Purchase ADRs (n)

4.38	Form of pSivida Limited Series D Warrants to Purchase ADRs (n)

4.39	Form of Second Amended and Restated Convertible Note (n)

4.40	Binding Letter of Intent by and between pSivida Limited and Castlerigg Master Investments Ltd. (o)

4.41	Memorandum of Understanding by and between pSivida Limited and Castlerigg Master Investments Ltd. (o)

4.42	Collaborative Research and License Agreement, dated as of April 3, 2007, by and among pSivida Limited, pSivida Inc. and Pfizer Inc. (q)(i)

4.43	Amended and Restated Second Amendment Agreement dated May 15, 2007 (r)

4.44	Second Amended and Restated Registration Rights Agreement (r)

4.45	Series D Warrants (r)

4.46	Series E Warrants (r)

4.47	Series F Warrants (r)

4.48	Series G Warrants (r)

4.49	Form of Investor Warrant (s)(u)

4.50	Form of Placement Agent Warrant (s)(u)

4.51	Form of Common Stock Purchase Agreement between pSivida Ltd. and GEM Global Yield Fund dated February 2007 (a)

4.52	Form of Amendment No. 1 to the Common Stock Purchase Agreement between pSivida Lrd. and GEM Global Yield Fund dated March 20, 2007 (a)

4.53	Employment Agreement, between pSivida Limited and Aaron Finlay, dated April 19, 2004 (a)

4.54	Amendment to Employment Agreement, between pSivida Limited and Aaron Finlay, dated January 25, 2006

8.1	List of subsidiaries (a)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended (a)

Exhibit No.	Exhibit Title
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended (a)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (a)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (a)

15.1	Consent of Deloitte Touche Tohmatsu, independent registered public accounting firm (a)

(a)	Filed herewith.
(b)	Incorporated by reference to the registrant’s filing on Form 20-F (Commission file number 000-51122) filed on January 18, 2006.
(c)	Incorporated by reference to the registrant’s filing on Form 20-F (Commission file number 000-51122) filed on January 20, 2005.
(d)	Incorporated by reference to the registrant’s filing on Form F-6 (Commission file number 333-122158) filed on January 19, 2005.
(e)	Incorporated by reference to the registrant’s later filing on Form 6-K (Commission file number 000-51122) filed on October 4, 2005.
(f)	Incorporated by reference to the registrant’s earlier filing on Form 6-K (Commission file number 000-51122) filed on November 15, 2005.
(g)	Incorporated by reference to Control Delivery Systems’ filing on Form S-1 (Commission file number 333-51954) filed on December 15, 2000.
(h)	[Reserved.]
(i)	Confidential treatment has been granted for portions of this exhibit.
(j)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on May 23, 2006.
(k)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on July 31, 2006.
(l)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on September 26, 2006.
(m)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on October 18, 2006.
(n)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on January 3, 2007.
(o)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on April 4, 2007
(p)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on April 17, 2007
(q)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on April 26, 2007.
(r)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on May 16, 2007.
(s)	Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on July 2, 2007.
(t)	Incorporated by reference to the registrant’s filing on Form 20-F (Commission file number 000-51122) filed on December 8, 2006.
(u)	The final versions of documents denoted as “form of” have been omitted pursuant to Rule 12b-31. Such final versions are substantially identical in all material respects to the filed versions of such documents provided that the name of the investor, and the investor’s and/or pSivida’s signature are included in the final versions.